UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and Subsidiaries Consolidated Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: October 30, 2017

Item 1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Unaudited condensed consolidated financial statements in accordance with International Financial Reporting Standards as of December 31, 2016 and June 30, 2017, and for the six-month periods ended June 30, 2016 and 2017
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2016 and June 30, 2017	F-2
Unaudited Condensed Consolidated Income Statements for the six-month periods ended June 30, 2016 and 2017	F-3
Unaudited Condensed Consolidated Statements of Comprehensive Income for the six-month periods ended June 30, 2016 and 2017	F-4
Unaudited Condensed Consolidated Statements of Changes in Total Equity for the six-month periods ended June 30, 2016 and 2017	F-5
Unaudited Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2016 and 2017	F-6
Notes to the unaudited condensed consolidated financial statements as of December 31, 2016 and June 30, 2017 and for the six-month periods ended June 30, 2016 and 2017	F-7

Consolidated Financial Statements in accordance with International Financial Reporting Standards as of December 31, 2015 and 2016 and for each of the three years in the period ended December 31, 2016
Report of Independent Registered Public Accounting Firm	F-61
Consolidated Balance sheets as of December 31, 2015 and 2016	F-62
Consolidated Income Statements for the years ended December 31, 2014, 2015 and 2016	F-63
Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2015 and 2016	F-64
Consolidated Statements of Changes in Total Equity for the years ended December 31, 2014, 2015 and 2016	F-65
Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016	F-66
Notes to the Consolidated Financial Statements as of December 31, 2015 and 2016 and for each of the three years in the period ended December 31, 2016	F-67

Consolidated Financial Statements in accordance with International Financial Reporting Standards as of as of January 1, 2014, December 31, 2014 and 2015 and for each of the two years in the two-year period ended December 31, 2015
Report of Independent Registered Public Accounting Firm	F-265
Consolidated Balance sheets as of January 1, 2014 and December 31, 2014 and 2015	F-266
Consolidated Income Statements for the years ended December 31, 2014 and 2015	F-267
Consolidated Statements of Comprehensive Income for the years ended December 31, 2014 and 2015	F-268
Consolidated Statements of Changes in Total Equity for the years ended December 31, 2014 and 2015	F-269
Consolidated Statements of Cash Flows for the years ended December 31, 2014 and 2015	F-270
Notes to the Consolidated Financial Statements as of January 1, 2014 and for the years ended December 31, 2014 and 2015 and for each of the two years in the two-year period ended December 31, 2015	F-271

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND JUNE 30, 2017

(Millions of Pesos)

ASSETS	Note	12/31/2016	06/30/2017	LIABILITIES AND EQUITY	Note	12/31/2016	06/30/2017

CASH AND BALANCES WITH CENTRAL BANK		78,663	47,669	FINANCIAL LIABILITIES HELD FOR TRADING:		266,828	238,084
				Trading derivatives	21	205,690	132,561
				Short positions	9	61,138	105,523
FINANCIAL ASSETS HELD FOR TRADING:		342,582	247,758
Debt instruments	5	140,853	121,199
Equity instruments	5	1,822	1,263	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
Trading derivatives	21	199,907	125,296	PROFIT OR LOSS:	9	136,860	87,467
				Deposits from Central Bank –Repurchase agreements		15,479	57,501
				Deposits from credit institutions – Repurchase agreements		25,155	863
				Customer deposits –Repurchase agreements		83,891	16,929
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH	5			Marketable debt securities		12,335	12,174
PROFIT OR LOSS:		42,340	111,050
Loans and advances to credit institutions – Reverse repurchase agreements		37,831	104,366
Loans and advances to customers – Reverse repurchase agreements		4,509	6,684	FINANCIAL LIABILITIES AT AMORTIZED COST:	9	806,091	811,568
				Deposits from credit institutions		99,322	89,826
				Customer deposits		572,005	601,699
				Marketable debt securities		77,668	66,575
AVAILABLE-FOR-SALE FINANCIAL ASSETS:	5	154,644	152,527	Subordinated liabilities		37,576	32,933
Debt instruments		154,318	152,142	Other financial liabilities		19,520	20,535
Equity instruments		326	385

				HEDGING DERIVATIVES	22	14,287	5,092

LOANS AND RECEIVABLES:	5	675,498	660,430
Loans and advances to credit institutions		82,388	66,735	PROVISIONS:	10	7,202	7,221
Loans and advances to customers, net		581,638	582,088	Provisions for pensions and similar obligations		3,972	4,224
Debt instruments		11,472	11,607	Provisions for tax and legal matters		1,306	1,191
				Provisions for off-balance sheet risk		874	857
				Other provisions		1,050	949
HEDGING DERIVATIVES	22	15,003	14,868

				TAX LIABILITIES:		44	62
				Current		39	5
NON-CURRENT ASSETS HELD FOR SALE	6	1,107	1,111	Deferred		5	57

				OTHER LIABILITIES		14,398	14,883

TANGIBLE ASSETS	7	5,692	5,598	TOTAL LIABILITIES		1,245,710	1,164,377

				SHAREHOLDERS' EQUITY:	11	106,768	111,716
				Share capital		8,086	8,086
INTANGIBLE ASSETS:	8	5,772	6,097	Share premium		16,956	16,956
Goodwill		1,734	1,734	Accumulated reserves		65,190	77,359
Other intangible assets		4,038	4,363	Profit for the year attributable to the Parent		16,536	9,315

				VALUATION ADJUSTMENTS:		(1,596)	(697)
TAX ASSETS:		23,301	20,747	Available-for-sale financial assets		(2,979)	(1,434)
Current		5,256	3,871	Cash flow hedges		1,383	737
Deferred		18,045	16,876
				TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		105,172	111,019

OTHER ASSETS		6,335	7,599	NON-CONTROLLING INTERESTS		55	58

				TOTAL EQUITY		105,227	111,077
TOTAL ASSETS		1,350,937	1,275,454	TOTAL LIABILITIES AND EQUITY		1,350,937	1,275,454

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated balance sheets.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2016 AND 2017

(Millions of Pesos)

	Note	06/30/2016	06/30/2017

Interest income and similar income	12	36,346	47,209
Interest expenses and similar charges	13	(12,640)	(20,004)
NET INTEREST INCOME		23,706	27,205
Dividend income	14	93	147
Fee and commission income	15	9,128	10,090
Fee and commission expenses	16	(2,176)	(2,690)
Gains/(losses) on financial assets and liabilities (net)	17	1,268	1,964
Exchange differences (net)		(3)	9
Other operating income		303	267
Other operating expenses		(1,573)	(1,721)
TOTAL INCOME		30,746	35,271
Administrative expenses:		(10,952)	(12,193)
Personnel expenses		(5,755)	(5,996)
Other general administrative expenses		(5,197)	(6,197)
Depreciation and amortization		(1,077)	(1,218)
Impairment losses on financial assets (net):		(8,027)	(9,865)
Loans and receivables	5	(8,027)	(9,865)
Impairment losses on other assets (net):		(54)	(26)
Non-current assets held for sale		(54)	(26)
Provisions (net)		(384)	(118)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)		1	2
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)		27	57
OPERATING PROFIT BEFORE TAX		10,280	11,910
Income tax	23	(2,641)	(2,595)
PROFIT FOR THE PERIOD		7,639	9,315
Profit attributable to the Parent		7,639	9,315
Profit attributable to non-controlling interests		-	-

EARNING PER SHARE (pesos)	3
Basic earnings per share		0.09	0.12
Diluted earnings per share		0.09	0.12

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated income statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2016 AND 2017

(Millions of Pesos)

	Note	06/30/2016	06/30/2017

PROFIT FOR THE PERIOD		7,639	9,315

OTHER COMPREHENSIVE INCOME:

Items that will not be reclassified subsequently to the unaudited condensed consolidated income statement:
Remeasurement of defined benefit obligation from the period		260	57
Income tax relating to items that will not be reclassified subsequently		(78)	(18)
		182	39

Items that may be reclassified subsequently to the unaudited condensed consolidated income statement:
Available-for-sale financial assets:
Valuation adjustments		244	2,129
Amounts reclassified to unaudited condensed consolidated income statement		(120)	(9)
Income tax		22	(575)

Cash flow hedges:
Valuation adjustments		(113)	(796)
Amounts reclassified to unaudited condensed consolidated income statement		682	(126)
Income tax		(171)	276
		544	899

Other comprehensive income for the period, net of income tax		726	938

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		8,365	10,253

Attributable to the Parent		8,365	10,253
Attributable to non-controlling interests		-	-

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of comprehensive income.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2016 AND 2017

(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity Attributable to the Parent	Non-Controlling Interests	Total Equity

BALANCES AT JANUARY 1, 2016	8,086	16,956	68,235	14,051	372	107,700	58	107,758
Consolidated profit for the period	-	-	-	7,639	-	7,639	-	7,639

Other changes in equity:
Transfer to accumulated reserves	-	-	14,051	(14,051)	-	-	-	-
Dividends declared	-	-	(3,844)	-	-	(3,844)	-	(3,844)
Other changes in non-controlling interests	-	-	-	-	-	-	(7)	(7)
Other comprehensive income/(loss) for the period, net of income tax	-	-	182	-	544	726	-	726
BALANCES AT JUNE 30, 2016	8,086	16,956	78,624	7,639	916	112,221	51	112,272

BALANCES AT JANUARY 1, 2017	8,086	16,956	65,190	16,536	(1,596)	105,172	55	105,227
Consolidated profit for the period	-	-	-	9,315	-	9,315	-	9,315

Other changes in equity:
Transfer to accumulated reserves	-	-	16,536	(16,536)	-	-	-	-
Dividends declared	-	-	(4,234)	-	-	(4,234)	-	(4,234)
Paid interests on Subordinated Additional Tier I Capital Notes	-		(172)	-	-	(172)	-	(172)
Other changes in non-controlling interests	-	-	-	-	-	-	3	3
Other comprehensive income/(loss) for the period, net of income tax	-	-	39	-	899	938	-	938
BALANCES AT JUNE 30, 2017	8,086	16,956	77,359	9,315	(697)	111,019	58	111,077

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of changes in total equity.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2017

(Millions of Pesos)

	06/30/2016	06/30/2017
A. CASH FLOWS FROM OPERATING ACTIVITIES:	5,989	(25,157)
Profit for the period	7,639	9,315

Adjustments made to obtain the cash flows from operating activities-	3,629	2,761
Depreciation and amortization	1,077	1,218
Impairment losses on other assets (net)	54	26
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	(27)	(57)
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(1)	(2)
Income tax expense recognized in unaudited condensed consolidated income statement	2,641	2,595
Expense recognized with respect to share-based payments	-	103
Effect of foreign exchange rate changes on foreign currency cash deposits	(115)	156
Effect of foreign exchange rate changes on foreign currency subordinated additional Tier I Capital Notes	-	(1,278)

Net (increase)/decrease in operating assets-	(117,239)	51,578
Financial assets held for trading	(5,473)	94,822
Other financial assets at fair value through profit or loss	(28,075)	(68,710)
Available-for-sale financial assets	(33,208)	13,305
Loans and receivables	(50,779)	16,173
Other operating assets	296	(4,012)

Net increase/(decrease) in operating liabilities-	114,033	(87,096)
Financial liabilities held for trading	73,007	(28,744)
Other financial liabilities at fair value through profit or loss	(43,863)	(49,393)
Financial liabilities at amortized cost	70,652	11,335
Other operating liabilities	14,237	(20,294)
Income tax paid	(2,166)	(1,862)
Dividends received from equity instruments	93	147

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(1,175)	(1,447)
Payments-	(1,177)	(1,449)
Tangible assets	(230)	(416)
Intangible assets	(947)	(1,033)

Proceeds-	2	2
Disposal of tangible assets	2	2

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(3,844)	(4,234)
Payments	(3,844)	(4,234)
Dividends paid to owners	(3,844)	(4,234)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	115	(156)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,085	(30,994)
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	59,788	78,663
G. CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	60,873	47,669

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of cash flows.

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and Subsidiaries

Notes to the unaudited condensed consolidated financial statements as of December 31, 2016 and June 30, 2017 and for the six-month periods ended June 30, 2016 and 2017

(In millions of Mexican pesos)

1.	Introduction, basis of presentation of the condensed consolidated financial statements and other information

a)	Introduction

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (hereinafter, Banco Santander (México)) together with its subsidiaries (hereinafter, the “Bank”) is a subsidiary of Grupo Financiero Santander México, S.A.B. de C.V. (hereinafter, “Parent” or “Parent company”), which holds 99.99% of its common stock and is regulated by, among others, the Credit Institutions Law (“Ley de Instituciones de Crédito”), the General Provisions Applicable to Credit Institutions, Regulated Multiple Purpose Finance Entities and Market Participants in Relation to Derivatives Contracts Listed on the Mexican Market issued by the Mexican National Banking and Securities Commission (hereinafter, the “CNBV”) and the Mexican Central Bank (hereinafter, “the Central Bank”). The Bank is also subject to the supervision and oversight of CNBV and the Mexican Central Bank.

The Bank’s main activity is to render banking and credit services under the terms of applicable laws, which services include, among others, reception of deposits, acceptance of loans, granting of loans, trading of securities and the execution of trust contracts.

Per legal requirements, the Bank has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The Bank conducts its business through branches and offices located throughout Mexico. The Bank is one of the largest private-sector banks in Mexico. The main offices of the Bank are located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Ciudad de México.

b)	Basis of presentation of the unaudited condensed consolidated financial statements

These unaudited condensed consolidated financial statements were prepared and are presented in accordance with the International Accounting Standard (IAS) 34 Interim Financial Reporting from International Financial Reporting Standards (hereinafter, “IFRS”) as issued by the International Accounting Standards Board (hereinafter, “IASB”).

The unaudited condensed consolidated financial statements were authorized for issuance by Héctor Blas Grisi Checa, Executive President and Chief Executive Officer (CEO) and Director of the Bank on October 26, 2017. Consequently, they do not reflect events occurring after that date. These unaudited condensed consolidated financial statements are pending the approval of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in Mexican General Corporate Law (Ley General de Sociedades Mercantiles).

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issuance, focusing on new activities, events and circumstances occurring during the six-month period ended June 30, 2017, and does not duplicate information previously reported in the latest annual consolidated financial statements authorized for issuance.

Consequently, these unaudited condensed consolidated financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with IFRS as issued by the IASB and, accordingly, for a proper understanding of the information included in these unaudited condensed consolidated financial statements, they should be read together with the Bank’s audited consolidated financial statements as of December 31, 2016 and for the year then ended.

The accounting policies and methods used in preparing these unaudited condensed consolidated financial statements are the same as those applied in the audited consolidated financial statements as of December 31, 2016, taking into account those standards and interpretations effective subsequent as described in the Bank’s audited consolidated financial statements as of December 31, 2016 and for the year then ended which did not have a material effect on these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated financial statements as of June 30, 2017 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented and all such adjustments are of a normal recurring nature.

Except for the standards detailed below, the Group has not yet adopted the new or revised standards detailed in Note 1.b of the audited consolidated financial statements as of December 31, 2016.

•	Amendments to IAS 12 Income taxes: recognition of deferred tax assets for unrealized losses

•	Amendments to IAS 7 Disclosure Initiative

IAS 12 Recognition of deferred tax assets for unrealized losses

(Effective for annual periods beginning on or after January 1, 2017)

The amendments clarify the following:

•	Decreases below cost in the carrying amount of a fixed-rate debt instrument measured at fair value for which the tax base remains at cost give rise to a deductible temporary difference, irrespective of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use, or whether it is probable that the issuer will pay all the contractual cash flows;

•	When an entity assesses whether taxable profits will be available against which it can utilize a deductible temporary difference, and the tax law restricts the utilization of losses to deduction against income of a specific type (i.e. capital losses can only be set off against capital gains), an entity assesses a deductible temporary difference in combination with other deductible temporary difference of that type, but separately from other types of deductible temporary differences;

•	The estimate of probable future taxable profit may include the recovery of some of an entity’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the entity will achieve this; and

•	In evaluating whether sufficient future taxable profits are available, an entity should compare the deductible temporary differences with future taxable profits excluding tax deductions resulting from the reversal of those deductible temporary differences.

The application of these amendments has had no impact on the amounts recognized in the Bank’s unaudited condensed consolidated financial statements. The accounting policy applied by the Bank is consistent with the aforementioned amendments.

Amendments to IAS 7 Disclosure initiative

(Effective for annual periods beginning on or after January 1, 2017)

The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments do not prescribe a specific format to disclose financing activities; however, an entity may fulfil the disclosure objective by providing a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

The application of these amendments is disclosed in note 9.e.

IFRS 9 Financial Instruments (as revised in 2014)

(Effective for annual periods beginning on or after January 1, 2018)

As of June 30, 2017, the work conducted by the Bank includes the review of the financial instruments affected by the classification and measurement requirements of IFRS 9 and the development of an impairment methodology in order to support the calculation of the provision for expected credit losses.

•	The Parent has elaborated the main accounting policy standards and methodology framework that has been used as a reference for the implementation developments conducted by the Bank.

•	In terms of the status of classification and measurement:

-	Since 2016, the Bank has been carrying out an analysis on their investment portfolio, focusing on those products that may cause a material change in the applicable accounting methodology, motivated by both, the relevant business model and the non-compliance of the Solely Payment of Principal and Interest test (“SPPI test”).

-	Additionally, based on 2017 available information, the Bank is completing the mentioned analysis and reviewing acquisitions of products during this period, analyzing its asset management strategies (identifying the corresponding Business Models) as well as extending the investment portfolio review. This analysis is currently underway.

•	At the date of these unaudited condensed consolidated financial statements, the Bank have completed the development of the core portfolio impairment-models. This degree of implementation of the impairment methodologies is enabling to:

-	Analyze the causes of the impact on all portfolios of the Bank.

-	Consolidate the impact at a Group level.

•	Derived from the information mentioned above, the Bank will formally begin, as included in the implementation plan, the model validation of provisions under IFRS 9.

•	The governance process of the development, validation and approval of the models is now underway after the commencement of the validation work of the first models by both, Internal Corporate Validation team of the Parent and the Internal Validation team of the Group.

•	Given the importance of the control environment of the processes, progress has been made on the corporate elaboration of the governance model in relation with the calculation of provisions, making a first design of the controls to be included in the new developments carried out in the implementation of the new standard.

New and revised IFRS that are not mandatorily effective (but allow early application) for the period ending June 30, 2017

The Bank has not yet adopted the following new or revised standard, as the effective date is subsequent to the date of these unaudited condensed consolidated financial statements. Management is currently analyzing the effects of adopting this new standard and has not yet quantified the potential impacts it may have on the unaudited condensed consolidated financial statements.

IFRS 17 Insurance contracts

(Effective for annual periods beginning on or after January 1, 2021, earlier application is permitted)

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. This information gives a basis for users of financial statements to assess the effect that insurance contracts have on the entity's financial position, financial performance and cash flows.

This standard measures insurance contracts either under the general model or a simplified version of this called the Premium Allocation Approach. The general model is defined such that at initial recognition an entity shall measure a group of contracts at the total of (a) the amount of fulfilment cash flows (“FCF”), which comprise probability-weighted estimates of future cash flows, an adjustment to reflect the time value of money (“TVM”) and the financial risks associated with those future cash flows and a risk adjustment for non-financial risk; and (b) the contractual service margin (“CSM”).

On subsequent measurement, the carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims. The liability for remaining coverage comprises the FCF related to future services and the CSM of the group at that date. The liability for incurred claims is measured as the FCF related to past services allocated to the group at that date.

An entity may simplify the measurement of the liability for remaining coverage of a group of insurance contracts using the premium allocation approach on the condition that, at initial recognition, the entity reasonably expects that doing so would produce a reasonable approximation of the general model, or the coverage period of each contract in the group is one year or less.

This standard is not applicable as there is no insurance entity as subsidiary of the Bank nor any contracts within the scope of this standard.

IFRIC 23 Uncertainty over Income Tax Treatments

(IFRIC 23 is effective for annual periods beginning on or after January 1, 2019)

IFRIC 23 provides requirements that add to the requirements in IAS 12 by specifying how to reflect the effects of uncertainty in accounting for income taxes.

This interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatment under IAS 12.

Management does not anticipate that the application of this IFRIC will have a material effect on the Bank’s unaudited condensed consolidated financial statements.

Amendments to IFRS 4 Insurance Contracts

(Effective for annual periods beginning on or after January 1, 2018)

The amendments introduce two alternative options that will allow entities issuing contracts within the scope of IFRS 4:

•	To apply a temporary exemption from applying IFRS 9 until the earlier of the effective date of a new insurance contracts standard and annual reporting periods beginning on or after 1 January 2021. This exemption will only be available to entities whose activities are predominantly connected with insurance (temporary exemption). Or;

•	Adopt IFRS 9 but, for designated financial assets, remove from profit or loss the effects of some of the accounting mismatches that may occur before IFRS 17 Insurance Contracts is implemented (overlay approach) The amendments make these alternative options part of IFRS 4, rather than changing IFRS 9.

This standard is not applicable as there is no insurance entity as subsidiary of the Bank nor any contracts within the scope of this standard.

c)	Accounting estimates

Unless otherwise described in these six-month period unaudited condensed consolidated financial statements, the consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement basis and estimates used by the management in preparing the six-month period unaudited condensed consolidated financial statements. The main accounting policies and measurement basis are described in Note 2 to the unaudited condensed consolidated financial statements.

These estimates, which were made based on the best information available, relate to the following:

-	Fair value measurement of certain financial instruments;

-	Fair value estimates used in disclosures;

-	Allowance for impairment losses and provisions for off-balance sheet risks;

-	Provisions for pensions and similar obligations;

-	The recognition and measurement of certain provisions and contingencies;

-	The recognition and measurement of deferred tax assets;

-	Income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Bank for the full financial year;

-	Goodwill and business combinations; and

-	Impairment of goodwill.

During the six-month period ended June 30, 2017 there were no significant changes in the estimates made at 2016 year-end other than those indicated in these unaudited condensed consolidated financial statements.

d)	Comparative information

The information regarding 2016 and contained in these unaudited consolidated financial statements is presented for comparison purposes only.

e)	Seasonality of the Bank’s transactions

In view of the business activities carried on by the Bank’s entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the unaudited condensed consolidated financial statements as of June 30, 2017 and for the six-month period then ended.

f)	Materiality

In determining the information to be disclosed on the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation to the unaudited condensed consolidated financial statements as of June 30, 2017 and for the six-month period then ended.

g)	Events after the reporting period

Authorization of Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México (Inclusión Financiera)

On October 5, 2017, the SHCP authorized to Inclusión Financiera as a subsidiary of the Bank.

Inclusión Financiera main business will focus on granting loans to low income individuals, which aims to have a measurable social impact through a competitive and comprehensive micro lending offer.

Merging of the Bank with the Group

On October 26, 2017 the Board of Directors of the Bank agreed to submit for the consideration of the ordinary shareholders’ meeting a proposal for a corporate restructuring in which the Bank, as a merging company will merge with the Group, as merged company. This corporate restructuring must be approved by the ordinary shareholders’ meeting and is subject to the suspense condition of the authorization of the SHCP and the Mexican regulatory authorities.

Custody business sale

The Bank approved on October 26, 2017 the sale of its custody business to Banco S3 México, S.A., Institución de Banca Múltiple, subsidiary of Banco Santander, S.A. (Spain). The estimated selling price of the custody business will be 850 million pesos. This operation is subject to the corresponding corporate and regulatory authorizations.

Acquisition of Isban México, S.A. de C.V. (Isban México)

On October 26th, 2017, the Bank decided to create a new technology operation model (IT model) in order to manage its business in a more agile and flexible way that is fully aligned with the business needs. As part of this new IT model, the Bank will acquire all the shares of Isban México, currently an indirect subsidiary of Banco Santander, S.A. (Spain).

Isban México provides services to the Bank, which include the development of applications and integration and maintenance services of technological systems. The estimated purchase price of Isban México’s shares will be 225 million pesos plus the share capital of Isban México. This operation is subject to the corresponding corporate and regulatory authorizations.

No other significant events occurred from July 1, 2017 to the date on which these unaudited condensed consolidated financial statements were authorized for issue.

2.	Accounting policies

Unless otherwise described in these unaudited condensed consolidated financial statements, the accounting policies, presentation and measurement basis applied in preparing the unaudited condensed consolidated financial statements as of June 30, 2017 and for the six-month period then ended are consistent with those applied in the preparation of the Bank’s audited consolidated financial statements for the year ended December 31, 2016.

a)	Basis of consolidation

Note 48 to the consolidated financial statements for the year ended December 31, 2016 provide relevant information on the Bank’s companies that were consolidated at that date and on the equity-accounted Group companies.

During the six-month period ended June 30, 2017, no changes have occurred in the method and in the scope of consolidation, except for the merger of Santander Vivienda, S.A. de C.V. as merging entity with Santander Hipotecario, S.A. de C.V. and Santander Holding Vivienda, S.A. de C.V. both as merging entities, effective on January 1, 2017.

b)	Measurement of financial assets and liabilities and recognition of fair value changes

The following table shows a summary of the fair values of the financial assets and liabilities at December 31, 2016 and June 30, 2017, classified on the basis of the various measurement methods used by the Bank to determine their fair value:

	12/31/2016			06/30/2017
	Published			Published
	Price			Price
	Quotations in			Quotations in
	Active	Internal		Active	Internal
	Markets	Models	Total	Markets	Models	Total
ASSETS:
Financial assets held for trading	139,869	202,713	342,582	121,051	126,707	247,758
Other financial assets at fair value through profit or loss	-	42,340	42,340	-	111,050	111,050
Available-for-sale financial assets	139,466	15,178	154,644	151,127	1,400	152,527
Hedging derivatives	-	15,003	15,003	-	14,868	14,868
	279,335	275,234	554,569	272,178	254,025	526,203
LIABILITIES:
Financial liabilities held for trading	166	266,662	266,828	433	237,651	238,084
Other financial liabilities at fair value through profit or loss	-	136,860	136,860	-	87,467	87,467
Hedging derivatives	-	14,287	14,287	-	5,092	5,092
	166	417,809	417,975	433	330,210	330,643

Set forth below are the financial instruments at fair value whose measurement was based on valuation techniques as of December 31, 2016 and as of June 30, 2017:

	Fair Values Calculated Using Internal Models at 12/31/2016	Fair Values Calculated Using Internal Models at 06/30/2017	Valuation Techniques	Main Inputs
ASSETS:
Financial assets held for trading:	202,713	126,707
Debt and equity instruments	2,869	1,436	Present value (non-closed formula solution) and local volatility model with partial differential equation method	Interest rate yield curves, quoted equity price and extrapolation of the implied volatility surface
Trading derivatives:

Interest rate options	1,698	991	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface
Market index options:	871	816
European, composite and quanto and Asian strike options	839	775	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface, historical correlations and dividends estimation
Asian [quanto] option	9	10	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.
Asian spread option	11	11	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation
Best of options	12	20	Local volatility model with Monte Carlo method	Interest rate yield curves, equity prices and index levels, implied volatility surface, historical correlations and dividends estimation
Exchange rate options:	383	1,598
American forwards	6	278	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface
European options	377	1,320	Black-Scholes model with closed- formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface
Swaps	190,199	115,070	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Market index futures	3	223	Present value (non-closed formula solution)	Interest rate yield curves, quoted equity prices and index levels
Interest rate futures	6	7	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)
Exchange rate futures	6,684	6,566	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates
Other financial assets at fair value through profit or loss:	42,340	111,050

Loans and advances to credit institutions – Reverse repurchase agreements	37,831	104,366	Present value (non-closed formula solution)	Interest rate yield curves

Loans and advances to customers – Reverse repurchase agreements	4,509	6,684	Present value (non-closed formula solution)	Interest rate yield curves

Financial assets available-for sale:	15,178	1,400

Debt instruments	15,083	1,331	Present value (non-closed formula solution)	Interest rate yield curves

Equity instruments	95	69	Other	Value of shareholders’ equity

Hedging derivatives:	15,003	14,868

Swaps	15,003	10,142	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Exchange rate futures	-	4,726	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates
	275,234	254,025

	Fair Values Calculated Using Internal Models at 12/31/2016	Fair Values Calculated Using Internal Models at 06/30/2017	Valuation Techniques	Main Inputs

LIABILITIES:
Financial liabilities held for trading:	266,662	237,651

Trading derivatives:
Interest rate options	1,904	1,063	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface.
Market index options:	340	360
European, composite and quanto and Asian strike options	69	325	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation
Autocallable	264	29	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation
Asian spread option	7	6	Local volatility model with MonteCarlo method	Interest rate yield curves, quoted equity, implied volatility surface, historical correlations and dividends estimation
Exchange rate options:	573	1,018
American forwards	116	3	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface
European options	431	1,005	Black-Scholes model with close formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface
American Barrier & Touch options	9	9	Mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface
American option	17	1	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface
Swaps	196,485	125,036	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates
Index and securities futures	4	189	Present value (non-closed formula)	Interest rate yield curves, quoted equity and index levels
Interest rate futures	28	13	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)
Exchange rate futures	6,190	4,449	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates
Short positions:	61,138	105,523	Present value (non- closed formula solution)	Interest rate yield curves

Other financial liabilities at fair value through profit or loss:	136,860	87,467

Deposits from Central Bank – Repurchase Agreements	15,479	57,501	Present value (non-closed formula solution)	Interest rate yield curves

Deposits from credit institutions – Repurchase agreements	25,155	863	Present value (non-closed formula solution)	Interest rate yield curves

Customer deposits – Repurchase agreements	83,891	16,929	Present value (non-closed formula solution)	Interest rate yield curves

Marketable debt securities	12,335	12,174	Present value (non-closed formula solution) and Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation
Hedging derivatives:	14,287	5,092

Swaps	7,969	4,982	Present value (non-closed formula solution)	Interest rate yield curves

Exchange rate futures	6,318	110	Present value (non-closed formula solution)	Interest rate yield curves
	417,809	330,210

During the six-month period ended June 30, 2017, there were no significant changes in the internal models nor in the unobservable data inputs used in comparison with the valuation techniques detailed in Note 2.d of the Bank´s audited consolidated financial statements as of December 31, 2016.

During the six-month periods ended June 30, 2016 and 2017, there were no transfers between levels of fair value hierarchy.

The detail of the financial assets and liabilities measured using internal models is as follows:

	Fair Values Calculated Using Internal Models
	12/31/2016	06/30/2017

ASSETS:
Level 2	275,062	252,897
Level 3	172	1,128
	275,234	254,025
LIABILITIES:
Level 2	417,809	329,636
Level 3	-	574
	417,809	330,210

The measurements derived using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, management considers that the fair value of the financial assets and liabilities recognized in the unaudited consolidated balance sheets and the gains and losses arising from these financial instruments are reasonable stated.

Financial instruments categorized in Level 3

The table below presents a breakdown of the financial instruments categorized in Level 3:

	12/31/2016	06/30/2017

ASSETS:
Financial assets held for trading	172	1,128
	172	1,128

LIABILITIES:
Financial liabilities held for trading	-	574
	-	574

As of December 31, 2016, the financial assets held for trading categorized in Level 3 are convertible bonds issued by Cemex (as of June 30, 2017 include additionally the structure denominated as “Red Compartida”). This hybrid financial instrument is valued using partial differential equation solver given the embedded equity option (whose underlying is CEMEX.CPO shares listed on Mexican Stock Exchange) on the debt instrument. Because the long-term implied volatility is not quoted directly in an active market or otherwise capable of estimates that are exclusively based on observable inputs and assumptions, this financial asset is classified as Level 3.

The structure denominated as “Red Compartida” is composed of foreign currency exchange (Fx) forwards and plain vanilla Fx options over US Dollar (USD)/Mexican Peso (peso) with maturity from 2 to 5 years. For the Fx options there is a substantial risk of uncertainty in the market data used for the valuation, specifically in the long-term volatility, because the USD/peso options market in these terms may not have the necessary market liquidity. The lack of sufficient liquidity make the Fx options to be valued using an unobservable input, thus “Red Compartida” should be categorized as Level 3.

The following table provides a reconciliation of the movement between opening and closing balances of financial instruments categorized as Level 3, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets	Liabilities
	Held for Trading	Held for Trading

Beginning balance – January 1, 2016	219	-
Total gains/losses recognized in profit or loss	33	-
Purchases	-	-
Sales	(102)	-
New issuances	-	-
Settlements	(10)	-
Balance at June 30, 2016	140	-
Beginning balance – January 1, 2017	172	-
Total gains/losses recognized in profit or loss	14	-
Purchases	950	-
Sales	-	-
New issuances	-	574
Settlements	(8)	-
Balance at June 30, 2017	1,128	574

As of June 30, 2017, the potential impact on the unaudited condensed consolidated income statement of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on the Unaudited Condensed Consolidated Income Statement
	Most Favorable Scenario	Least Favorable Scenario

ASSETS:
Financial assets held for trading:
Debt and equity instruments	1	(1)
Trading derivatives	17	(95)

Because there is no options market for the underlying assets with maturities to the aforementioned positions, the assumptions reflected in the scenarios are based on the Bank’s experience, which management believes are prudent, but reasonably possible.

Debt and equity instruments.

The least favorable scenario assumed the following: the volatility of the underlying asset of the convertible bond at its maturity moved from 37.11% to 39.42%. The volatility used as input for the internal model (37.11%) is an extrapolation of the observable volatility surface of a shorter-term option market of the underlying.

The most favorable scenario assumed the following: the volatility of the underlying asset of the convertible bond at its maturity moved from 37.11% to 34.8%.

Trading derivatives

The least favorable scenario assumed the following: the volatility of the underlying asset of the long term Fx USD/Peso options at its maturity moved from 13.61% to 15.64%. The volatility used as input for the internal model (13.61%) is an extrapolation of the observable volatility surface of a shorter-term option market of the underlying, provided by the local price vendor.

The most favorable scenario assumed the following: the volatility of the underlying asset of the convertible bond at its maturity moved from 13.61% to 13.92%.

As alternative to sensitivity analysis, the Bank uses a value-at-risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 47 of the audited consolidated financial statements as of December 31, 2016. The VaR amounts as of June 30, 2017, including all financial instruments in the trading book positions of the Bank, are as follows:

	Average	High	Low	06/30/2017

All financial instruments	96.73	146.43	71.21	97.64

Analyzed by category:
Instruments sensitive to interest rate	92.60	144.09	67.47	90.05
Instruments sensitive to equity market prices	2.67	7.77	1.36	5.04
Instruments sensitive to foreign currency exchange rates	53.08	101.46	8.16	96.84
Instruments sensitive to volatility movements	9.45	26.22	3.97	17.57

c)	Offsetting of financial instruments

Financial asset and financial liability balances are offset, i.e., reported in the consolidated balance sheets at their net amount, only if the subsidiaries currently have a legally enforceable right to set-off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The disclosures set out in the tables below include financial assets and financial liabilities that:

•	Are offset in the Bank’s unaudited condensed consolidated balance sheets; or

•	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the unaudited condensed consolidated balance sheets.

The similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements. Similar financial instruments include derivatives, repurchase agreements, reverse repurchase agreements, and securities borrowing and lending agreements. Financial instruments such as loans and receivables and deposits are not disclosed in the tables below unless they are offset in the unaudited condensed consolidated balance sheets.

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2016:

				Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the unaudited condensed consolidated balance sheet	Net amount of financial assets presented in the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	214,910	-	214,910	(151,762)	(5,215)	(47,821)	10,112

Reverse repurchase agreements	42,340	-	42,340	-	(42,360)	-	(20)

Equity instruments	3	-	3	-	(3)	-	-

Total	257,253	-	257,253	(151,762)	(47,578)	(47,821)	10,092

As at June 30, 2017:

				Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the unaudited condensed consolidated balance sheet	Net amount of financial assets presented in the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	140,164	-	140,164	(95,451)	(5,164)	(13,078)	26,471

Reverse repurchase agreements	111,050	-	111,050	-	(111,111)	-	(61)

Equity instruments	18	-	18	-	(22)	-	(4)

Total	251,232	-	251,232	(95,451)	(116,297)	(13,078)	26,406

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2016:

				Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the unaudited condensed consolidated balance sheet	Net amount of financial liabilities presented in the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	219,977	-	219,977	(151,762)	(2,670)	(51,329)	14,216

Repurchase agreements	124,525	-	124,525	-	(124,949)	-	(424)

Short positions - Securities loans (see Note 9.b)	20,375	-	20,375	-	(20,769)	-	(394)

Short positions – Short sales (see Note 9.b)	40,613	-	40,613	-	(40,637)	-	(24)

Total	405,490	-	405 ,490	(151,762)	(189,025)	(51,329)	13,374

As at June 30, 2017:

				Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the unaudited condensed consolidated balance sheet	Net amount of financial liabilities presented in the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	137,653	-	137,653	(95,451)	(1,366)	(24,249)	16,587

Repurchase agreements	75,293	-	75,293	-	(76,742)	-	(1,449)

Short positions - Securities loans (see Note 9.b)	18,277	-	18,277	-	(18,893)	-	(616)

Short positions – Short sales (see Note 9.b)	86,264	-	86,264	-	(86,291)	-	(27)

Total	317,487	-	317,487	(95,451)	(183,292)	(24,249)	14,495

3.	Dividends paid by the Bank and earnings per share

3.1	Dividends paid by the Bank

During the Ordinary General Annual Meeting of April 28, 2016, it was decided to allocate 3,844 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 26, 2016.

During the Ordinary General Annual Meeting of April 28, 2017, it was decided to allocate 4,234 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 30, 2017.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

3.2	Earnings per share

i)	Basic earnings per share:

Basic earnings per share are calculated by dividing the net profit attributable to the Bank by the weighted average number of shares outstanding during the six-month period, excluding the average number of treasury shares, if any, held in the six-month period.

Accordingly:

	06/30/2016	06/30/2017

Profit attributable to the Parent	7,639	9,315
Profit (net of non-controlling interests)	7,639	9,315
Weighted average number of shares outstanding	80,855,403,803	80,855,403,803
Adjusted number of shares	80,855,403,803	80,855,403,803
Basic earnings per share (pesos)	0.09	0.12

ii)	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to consider all the dilutive effects inherent to potential shares.

Accordingly, diluted earnings per share were determined as follows:

	06/30/2016	06/30/2017

Profit attributable to the Parent	7,639	9,315
Profit (net of non-controlling interests)	7,639	9,315
Weighted average number of shares outstanding	80,855,403,803	80,855,403,803
Dilutive effect of rights on shares	-	-
Adjusted number of shares	80,855,403,803	80,855,403,803
Diluted earnings per share (pesos)	0.09	0.12

4.	Compensation of Directors, Executive Officers and other key management personnel

The Bank considers as key management personnel the directors, the executive officers, the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

Note 6 to the Bank’s audited consolidated financial statements as of December 31, 2016 and for the year then ended includes information on the main compensation of directors, executive officers and other key management personnel.

On March 31, 2017, the Vice President of Administration and Finance (Principal Financial Officer) decided to step down effective on that date. Several executives handled his roles and responsibilities. Other than the aforementioned personnel change, there were no significant changes in the Bank’s main key personnel from December 31, 2016 to the date of preparation of these unaudited condensed consolidated financial statements as of June 30, 2017 and for the six-month period then ended.

a)	Remuneration of directors

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. Accordingly, only independent directors receive compensation for their duties. Under Mexican law, we are not required to disclose on an individual basis the compensation of our directors, our executive officers, the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee, and we do not otherwise publicly disclose such information.

During the six-month periods ended June 30, 2016 and 2017, the aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Bank amounted to 6 million pesos and to 5 million pesos paid as attendance fees, respectively.

b)	Remuneration of executive officers

The aggregate amount for compensation and benefits generated for the six-month periods ended June 30, 2016 and 2017 amounted to 101 million pesos and to 124 million pesos, respectively. The main benefits paid to the Bank’s officers are Christmas bonus, vacation bonus, holidays, performance bonus, health care services, health insurance, life insurance and retirement fund.

The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus may vary depending on the department and activities performed by each member.

c)	Post-employment and other long-term benefits

Our executive officers may participate in the same pension and medical expenses plan that is available to the Bank’s employees, but at different contribution percentages to the ones made by the rest of the employees.

During the six-month periods ended June 30, 2016 and 2017, the total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 256 million pesos and 251 million pesos, respectively.

d)	Share compensation plans

The Bank established a share-based variable compensation plan for its executive officers and other executives (Local program) and participates in a corporate share-based plan applicable only to a certain group of executive officers (Corporate performance shares plan) (refer to Notes 6.f, 6.g, 41.d and 41.e of the Bank’s audited consolidated financial statements as of December 31, 2016 and to Note 20.a of these unaudited condensed consolidated financial statements for further information).

e)	Loans

The loans conferred to executive officers amounts to 31 million pesos and 27 million pesos as of December 31, 2016 and as of June 30, 2017, respectively.

5.	Financial assets

a)    Breakdown

The breakdown by category for measurement purposes, of the Bank’s financial assets, other than the balances relating to cash and balances with Central Bank and hedging derivatives, at December 31, 2016 and June 30, 2017 is as follows:

	12/31/2016
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables

Loans and advances to credit institutions	-	37,831	-	82,388
Of which:
Reciprocal accounts	-	-	-	26,017
Time deposits	-	-	-	96
Guarantee deposits - Collateral delivered for over-the- counter (“OTC”) derivatives transactions	-	-	-	51,414
Reverse repurchase agreements	-	37,831	-	-
Call money transactions granted	-	-	-	1,062
Other accounts	-	-	-	3,799

Loans and advances to customers	-	4,509	-	581,638
Of which:
Commercial, financial and industrial loans	-	-	-	302,364
Public sector loans	-	-	-	57,022
Mortgage loans	-	-	-	125,636
Reverse repurchase agreements	-	4,509	-	-
Installment loans to individuals:
Revolving consumer credit card loans	-	-	-	49,585
Non-revolving consumer loans	-	-	-	47,319
Impaired loans	-	-	-	17,595
Allowance for impairment losses	-	-	-	(17,883)

Debt instruments	140,853	-	154,318	11,472
Of which:
Mexican government debt securities	104,141	-	113,901	11,472
Of which:
Collateral delivered for OTC derivatives transactions	2,670	-	-	-
Foreign government debt securities	-	-	-	-
Of which:
Brazilian government debt securities	-	-	34,359	-
United States of America government debt securities	30,927	-	-	-
Debt securities issued by financial institutions	5,612	-	-	-
Other fixed-income interest debt securities	173	-	6,058	-

Equity instruments	1,822	-	326	-
Of which:
Shares of Mexican companies	1,822	-	326	-

Trading derivatives	199,907	-	-	-
Of which:
Interest rate risk	64,589	-	-	-
Currency risk	134,430	-	-	-
Market price risk	888	-	-	-
Other	-	-	-	-
	342,582	42,340	154,644	675,498

	06/30/2017
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables

Loans and advances to credit institutions	-	104,366	-	66,735
Of which:
Reciprocal accounts	-	-	-	27,213
Time deposits	-	-	-	74
Guarantee deposits - Collateral delivered for OTC derivatives transactions	-	-	-	24,427
Reverse repurchase agreements	-	104,366	-	-
Call money transactions granted	-	-	-	-
Other accounts	-	-	-	15,021

Loans and advances to customers	-	6,684	-	582,088
Of which:
Commercial, financial and industrial loans	-	-	-	309,905
Public sector loans	-	-	-	49,751
Mortgage loans	-	-	-	124,546
Reverse repurchase agreements	-	6,684	-	-
Installment loans to individuals:
Revolving consumer credit card loans	-	-	-	50,064
Non-revolving consumer loans	-	-	-	49,621
Impaired loans	-	-	-	16,293
Allowance for impairment losses	-	-	-	(18,092)

Debt instruments	121,199	-	152,142	11,607
Of which:
Mexican government debt securities	115,515	-	117,343	11,607
Of which:
Collateral delivered for OTC derivatives transactions	1,366	-	-	-
Foreign government debt securities	-	-	-	-
Of which:
Brazilian government debt securities	-	-	29,358	-
United States of America government debt securities		-	-	-
Debt securities issued by financial institutions	5,506	-	-	-
Other fixed-income interest debt securities	178	-	5,441	-

Equity instruments	1,263	-	385	-
Of which:
Shares of Mexican companies	1,263	-	385	-
Shares of foreign companies		-	-	-

Trading derivatives	125,296	-	-	-
Of which:
Interest rate risk	41,379	-	-	-
Currency risk	82,857	-	-	-
Price risk	1,060	-	-	-
Other	-	-	-	-
	247,758	111,050	152,527	660,430

b)   Valuation adjustments for impairment of financial assets

Available-for-sale financial assets:

As indicated in Note 2 to the Bank’s audited consolidated financial statements for the year ended December 31, 2016, changes in the carrying amounts of financial assets and liabilities are recognized with a charge or credit to the unaudited condensed consolidated income statement. However, in the case of available-for-sale financial assets the changes in fair value, except for interest and foreign exchange rate changes, are recognized temporarily in the consolidated equity under Valuation adjustments - Available-for-sale financial assets.

The changes in fair value charged or credited to Valuation adjustments - Available-for-sale financial assets remain in the Bank’s consolidated equity until the asset giving rise to them is derecognized, at which time they are recognized in the unaudited condensed consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to impairment, they are no longer recognized in consolidated equity under Valuation adjustments - Available-for-sale financial assets and are recycled, for the cumulative amount at that date, to the unaudited condensed consolidated income statement.

As of June 30, 2016 and 2017, no impairment losses on available-for-sale financial assets have been recognized in the unaudited condensed consolidated income statement.

Allowance for impairment losses:

The changes in the impairment losses of the financial assets included under Loans and receivables in the six-month periods ended June 30, 2016 and 2017 were as follows:

	2016	2017

Beginning balance at January 1	(18,749)	(17,883)

Impairment losses on financial assets – Loans and receivables (*)	(9,209)	(10,922)
Of which:
Individually assessed	(1,008)	(1,715)
Collectively assessed	(8,201)	(9,207)

Others	(42)	176
Write-off of impaired balances recorded against allowance for impairment losses	9,553	10,537

Balance at June 30	(18,447)	(18,092)

(*) The amount of impairment losses on financial assets presented in the unaudited condensed consolidated income statement is net of recoveries and legal expenses in the amount of 1,182 million pesos in the six-month period ended June 30, 2016 and 1,057 million pesos in the six-month period ended June 30, 2017.

Impaired loans

The breakdown of the changes in the six-month periods ended June 30, 2016 and 2017 in the balance of financial assets classified as Loans and receivables and considered to be impaired due to credit risk is as follows:

	2016	2017

Beginning balance at January 1	19,742	17,595

Additions	15,829	15,524
Transfers to performing loans	(7,596)	(6,289)
Written-off loans	(9,553)	(10,537)

Balance at June 30	18,422	16,293

Non-performing loans

Following is a breakdown of the financial assets classified as Loans and receivables and considered to be impaired due to credit risk as of December 31, 2016 and as of June 30, 2017, classified by type of loan and by age of the oldest past-due amount:

	With no
	Past-Due
	Balances or	With Balances Past Due by
	Less than 3
	Months	3 to 6	6 to 9	9 to 12	More than
12/31/2016	Past Due	Months	Months	Months	12 Months	Total

By type of loan:

Commercial, financial and industrial loans	2,658	1,322	417	758	1,687	6,842
Mortgage loans	759	1,356	1,044	708	2,911	6,778
Installment loans to individuals
Of which:
Revolving consumer credit cards loans	786	1,166	-	-	-	1,952
Non-revolving consumer loans	485	1,080	423	3	32	2,023
	4,688	4,924	1,884	1,469	4,630	17,595

	With no
	Past-Due
	Balances or	With Balances Past Due by
	Less than 3
	Months	3 to 6	6 to 9	9 to 12	More than
06/30/2017	Past Due	Months	Months	Months	12 Months	Total

By type of loan and status:

Commercial, financial and industrial loans	2,438	1,311	66	98	1,867	5,780
Mortgage loans	2,319	1,099	578	439	1,889	6,324
Installment loans to individuals
Of which:
Revolving consumer credit cards loans	884	1,181	-	-	-	2,065
Non-revolving consumer loans	710	1,379	4	4	27	2,124
	6,351	4,970	648	541	3,783	16,293

Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

	12/31/2016	06/30/2017

Available lines of credit cards and non-revolving consumer loans	140,658	131,708
Guarantees, documentary credits and loan commitments of commercial and public-sector loans	61,753	58,103
Guarantees, documentary credits and loan commitments of commercial loans of small and medium-sized enterprises (SMEs)	312	248
Total	202,723	190,059

6.	Non-current assets held for sale

The breakdown of Non-current assets held for sale is as follows:

	12/31/2016	06/30/2017

Non-current assets held for sale:
Foreclosed assets	1,107	1,111
	1,107	1,111

The total amount of foreclosed assets classified as non-current assets held for sale are intended for sale up to one year through the completion of auctions.

During the six-month periods ended June 30, 2016 and 2017, there were no material impairment on foreclosed assets classified as non-current held for sale.

7.	Tangible assets

a)	Changes in the period

There were no significant changes on Tangible assets in the six-month period ended June 30, 2017 as noted below:

		Accumulated Depreciation	Impairment Losses	Carrying Amount
	Cost

Buildings	7,900	(3,902)	-	3,998
IT equipment and fixtures	2,036	(1,082)	-	954
Furniture and vehicles	1,568	(938)	-	630
Others	110	-	-	110
Balances at December 31, 2016	11,614	(5,922)	-	5,692

Buildings	7,891	(4,201)	-	3,690
IT equipment and fixtures	2,059	(1,183)	-	876
Furniture and vehicles	1,592	(988)	-	604
Others	428		-	428
Balances at June 30, 2017	11,970	(6,372)	-	5,598

b)	Impairment losses

There were no impairment losses on Tangible assets in the six-month periods ended June 30, 2016 and 2017.

c)	Other information

As of December 31, 2016 and as of June 30, 2017, the Bank did not have any significant commitments to purchase buildings, IT equipment, furniture or vehicles.

8.	Intangible assets

a)	Goodwill

There were no changes in Goodwill for the six-month period ended June 30, 2017.

b)	Impairment test

In accordance with the estimates, projections, measurements and hypothesis, available to the Bank's management in the six-month period ended June 30, 2017, the Bank has not identified, nor has it recognized any impairment losses on Goodwill.

These hypotheses have not changed from those explained in Note 16 to the Bank’s audited consolidated financial statements for the year ended December 31, 2016.

c)	Other intangible assets

In the six-month period ended June 30, 2017 there were no significant changes in Other intangible assets as of December 31, 2016.

9.	Financial liabilities

a)	Breakdown

The breakdown by category for measurement purposes of the Bank’s financial liabilities, other than hedging derivatives, as of December 31, 2016 and as of June 30, 2017 is as follows:

	12/31/2016
	Financial Liabilities held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost

Deposits from Central Bank and Credit Institutions	-	40,634	99,322
Of which:
Reciprocal accounts	-	-	2,621
Time deposits	-	-	31,545
Overnight deposits	-	-	7,689
Repurchase agreements	-	40,634	-
Other accounts	-	-	57,397
Accrued interest	-	-	70

Customer deposits	-	83,891	572,005
Of which:
Repurchase agreements	-	83,891	-
Demand deposits:
Current accounts	-	-	403,323
Saving accounts	-	-	-
Other demand deposits:
Collateral received for OTC derivatives transactions	-	-	14,347
Others	-	-	13,349
Time deposits:
Fixed-term deposits	-	-	140,408
Accrued interest	-	-	578

Marketable debt securities	-	12,335	77,668
Of which:
Certificates of deposit (unsecured)	-	-	25,944
Senior unsecured notes	-	-	20,462
Structured bank bonds	-	12,335	207
Promissory notes	-	-	16,101
Unsecured bonds	-	-	14,785
Mortgage-backed bonds	-	-	169

Subordinated liabilities	-	-	37,576

Trading derivatives	205,690	-	-
Of which:
Interest rate risk	65,719	-	-
Currency risk	139,461	-	-
Market price risk	510	-	-

Short positions	61,138	-	-
Of which:
Securities loans	20,375	-	-
Short sales	40,763	-	-

Other financial liabilities	-	-	19,520
Of which:
Trade payables	-	-	1,929
Collection accounts:
Tax payables	-	-	974
Unsettled financial transactions	-	-	14,180
Other financial liabilities	-	-	2,437

	266,828	136,860	806,091

	06/30/2017
	Financial Liabilities held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost

Deposits from Central Bank and Credit Institutions	-	58,364	89,826
Of which:
Reciprocal accounts	-	-	2,545
Time deposits	-	-	27,535
Overnight deposits	-	-	29,886
Repurchase agreements	-	58,364	-
Other accounts	-	-	29,827
Accrued interest	-	-	33

Customer deposits	-	16,929	601,699
Of which:
Repurchase agreements	-	16,929	-
Demand deposits:
Current accounts	-	-	424,862
Saving accounts	-	-
Other deposits:
Collateral received for OTC derivatives transactions	-	-	13,100
Others	-	-	9,928
Time deposits:
Fixed-term deposits	-	-	153,093
Accrued interest	-	-	716

Marketable debt securities	-	12,174	66,575
Of which:
Certificates of deposit (unsecured)	-	-	14,356
Senior unsecured notes	-	-	17,945
Structured bank bonds	-	12,174	360
Promissory notes	-	-	18,979
Unsecured bonds	-	-	14,778
Mortgage-backed bonds	-	-	157

Subordinated liabilities	-	-	32,933

Trading derivatives	132,561	-	-
Of which:
Interest rate risk	43,392	-	-
Currency risk	88,538	-	-
Market price risk	631	-	-

Short positions	105,523	-	-
Of which:
Securities loans	18,277	-	-
Short sales	87,246	-	-

Other financial liabilities	-	-	20,535
Of which:
Trade payables	-	-	1,346
Collection accounts:
Tax payables	-	-	876
Unsettled financial transactions	-	-	14,435
Other financial liabilities	-	-	3,878

	238,084	87,467	811,568

b)	Short positions

Following is a breakdown of the carrying amount of Short positions:

	12/31/2016	06/30/2017

Securities loans:
Debt instruments	20,246	17,185
Equity instruments	129	1,092
	20,375	18,277

Short sales:
Debt instruments (*)	40,763	87,246
	61,138	105,523

(*) These figures include financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements of 40,613 million pesos and 86,264 million pesos as of December 31, 2016 and as of June 30, 2017, respectively.

c)	Marketable debt securities – Changes

The changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss, were as follows:

	2016	2017
Beginning balance at January 1	12,623	12,335
Issues	1,924	1,638
Of which:
Structured bank bonds	1,924	1,638
Of which:
Banco Santander (México), S.A.	1,924	1,638
Redemptions	(2,218)	(2,286)
Of which:
Structured bank bonds	(2,218)	(2,286)
Of which:
Banco Santander (México), S.A.	(2,218)	(2,286)
Changes in fair value	6	487
Balance at December 31 and June 30	12,335	12,174

The changes in Marketable debt securities classified as financial liabilities at amortized cost were as follows:

	2016	2017

Beginning balance at January 1	74,826	77,668
Issues	2,738,139	1,181,087
Of which:
Certificates of deposit (unsecured)	56,431	29,066
Structured bank bonds	15,006	4,383
Promissory notes	2,656,702	1,147,638
Unsecured bonds	10,000	-
Of which:
Banco Santander México, S.A.	2,738,139	1,181,087

Redemptions	(2,738,883)	(1,189,118)
Of which:
Certificates of deposit (unsecured)	(53,705)	(40,144)
Structured bank bonds	(15,398)	(4,202)
Promissory notes	(2,664,673)	(1,144,760)
Unsecured bonds	(5,107)	(12)
Of which:
Banco Santander México, S.A.	(2,738,856)	(1,189,106)
Santander Vivienda, S.A. de C.V.	(27)	(12)

Accrued interest	69	2
Effect of changes in foreign exchange rates	3,517	(3,064)
Balance at December 31 and June 30	77,668	66,575

d)	Marketable debt securities - Other disclosures

As of December 31, 2016, the balance of the issues performed by the Bank is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	2,500	02/17/2017	6.16%
Certificates of deposit (unsecured)	630	02/17/2017	6.16%
Certificates of deposit (unsecured)	2,000	04/27/2017	5.65%
Certificates of deposit (unsecured)	530	03/09/2017	5.65%
Certificates of deposit (unsecured)	80	04/12/2017	6.15%
Certificates of deposit (unsecured)	2,000	04/26/2017	5.65%
Certificates of deposit (unsecured)	300	04/21/2017	6.16%
Certificates of deposit (unsecured)	1,000	06/01/2017	5.65%
Certificates of deposit (unsecured)	700	06/09/2017	6.16%
Certificates of deposit (unsecured)	800	07/20/2017	5.65%
Certificates of deposit (unsecured)	50	07/25/2017	5.42%
Certificates of deposit (unsecured)	500	07/27/2017	5.65%
Certificates of deposit (unsecured)	1,000	10/06/2017	5.88%
Certificates of deposit (unsecured)	1,000	11/01/2017	5.88%
Certificates of deposit (unsecured)	45	01/02/2017	5.58%
Certificates of deposit (unsecured)	800	12/11/2017	5.88%
Certificates of deposit (unsecured)	1,100	04/12/2017	6.16%
Certificates of deposit (unsecured)	1,000	01/20/2017	6.16%
Certificates of deposit (unsecured)	300	06/28/2017	5.65%
Certificates of deposit (unsecured)	800	03/02/2017	5.65%
Certificates of deposit (unsecured)	1,730	05/26/2017	5.66%
Certificates of deposit (unsecured)	100	09/11/2017	5.64%
Certificates of deposit (unsecured)	1,000	08/15/2017	5.65%
Certificates of deposit (unsecured)	700	06/05/2017	6.13%
Certificates of deposit (unsecured)	500	02/01/2017	5.65%
Certificates of deposit (unsecured)	1,000	05/04/2017	5.65%
Certificates of deposit (unsecured)	500	02/10/2017	5.68%
Certificates of deposit (unsecured)	1,000	09/25/2017	5.88%
Certificates of deposit (unsecured)-USD	2	07/31/2017	0.65%
Certificates of deposit (unsecured)-USD	197	01/17/2017	0.20%
Certificates of deposit (unsecured)-USD	403	01/26/2017	0.20%
Certificates of deposit (unsecured)-USD	283	01/05/2017	0.35%
Certificates of deposit (unsecured)-USD	215	01/12/2017	0.35%
Certificates of deposit (unsecured)-USD	340	01/19/2017	0.20%
Certificates of deposit (unsecured)-USD	379	01/10/2017	0.35%
Certificates of deposit (unsecured)-USD	4	07/31/2017	0.95%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.75%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.90%
Certificates of deposit (unsecured)-USD	103	05/09/2017	0.65%
Certificates of deposit (unsecured)-USD	46	06/01/2017	0.50%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.70%
Certificates of deposit (unsecured)-USD	246	01/24/2017	0.20%
	25,886
Accrued interest	58
	25,944

Senior Unsecured Notes	20,349	11/09/2022	4.125%
Accrued interest	113
	20,462

	Amount	Maturity Date	Rate

Structured bank bonds	35	01/06/2017	10.00%
Structured bank bonds	10	01/10/2017	9.00%
Structured bank bonds	27	01/04/2017	11.59%
Structured bank bonds	17	01/13/2017	12.50%
Structured bank bonds	82	01/03/2017	4.18%
Structured bank bonds	10	01/05/2017	8.00%
Structured bank bonds	10	01/24/2017	7.00%
Structured bank bonds(*)	593	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	53	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	42	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	465	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	514	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	441	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	168	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	115	11/06/2017	Guaranteed rate subject to S&P500
Structured bank bonds(*)	613	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	14	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	330	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	581	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	441	03/06/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E and NIKKEI 225
Structured bank bonds(*)	945	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	25	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	141	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	22	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	121	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	82	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	463	06/27/2018	2.00%
Structured bank bonds(*)	9	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	970	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	137	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	114	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	10	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	122	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	155	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	123	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	51	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	153	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	97	09/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	124	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	150	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	503	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	43	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	203	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	63	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	823	10/23/2020	Tasa de Interés Interbancaria de Equilibrio (TIIE)
Structured bank bonds(*)	17	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	148	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	8	11/05/2020	TIIE
Structured bank bonds(*)	123	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	160	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	18	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	204	07/18/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	157	02/23/2021	TIIE

Structured bank bonds(*)	42	03/05/2018	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	42	03/05/2018	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	21	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	14	03/16/2021	TIIE
Structured bank bonds(*)	9	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	16	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	5	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	6	04/03/2018	Guaranteed rate subject to SXEE
Structured bank bonds(*)	47	04/26/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	383	04/23/2021	TIIE
Structured bank bonds(*)	121	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	14	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	20	05/12/2021	TIIE
Structured bank bonds(*)	19	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	150	06/06/2018	TIIE
Structured bank bonds(*)	6	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	53	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	215	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	26	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	10	12/21/2017	TIIE
Structured bank bonds(*)	93	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	28	10/03/2019	Guaranteed rate subject to NKY, SXE
Structured bank bonds(*)	4	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	14	12/19/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	10	01/10/2017	26.00%
Structured bank bonds(*)	83	01/17/2017	4.15%
	12,530
Transaction costs and accrued interest (net)	12
	12,542

Promissory notes	68	01/02/2017	5.70%
Promissory notes	55	01/18/2017	5.75%
Promissory notes	13,721	01/02/2017	5.75%
Promissory notes	2,254	01/02/2017	5.75%
	16,098
Accrued interest	3
	16,101

Unsecured bonds	3,000	03/16/2018	TIIE + 15 basis points (bps)
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,000	12/06/2018	TIIE + 18 bps
Unsecured bonds	4,000	06/14/2021	TIIE + 38 bps
Unsecured bonds	3,000	09/01/2026	7.19%
	14,700
Accrued interest	85
	14,785

Mortgage-backed bonds	156	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	169
Accrued interest	-
	169

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

As of June 30, 2017 the balance of the issues performed by the Bank is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	800	07/20/2017	7.25%
Certificates of deposit (unsecured)	500	07/27/2017	7.40%
Certificates of deposit (unsecured)	1,000	08/15/2017	7.24%
Certificates of deposit (unsecured)	100	09/11/2017	7.24%
Certificates of deposit (unsecured)	1,000	11/01/2017	8.17%
Certificates of deposit (unsecured)	800	12/11/2017	7.60%
Certificates of deposit (unsecured)	50	07/25/2017	7.21%
Certificates of deposit (unsecured)	1,000	09/25/2017	7.26%
Certificates of deposit (unsecured)	1,000	10/06/2017	8.08%
Certificates of deposit (unsecured)	1,000	02/22/2018	7.40%
Certificates of deposit (unsecured)	750	02/23/2018	8.08%
Certificates of deposit (unsecured)	500	05/24/2018	7.78%
Certificates of deposit (unsecured)	700	05/09/2018	7.19%
Certificates of deposit (unsecured)	1,000	06/08/2018	8.40%
Certificates of deposit (unsecured)	1,000	06/25/2018	7.59%
Certificates of deposit (unsecured)-USD	4	07/31/2017	0.95%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.90%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.70%
Certificates of deposit (unsecured)-USD	2	07/31/2017	0.65%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.75%
Certificates of deposit (unsecured)-USD	2,309	01/26/2018	1.70%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.55%
Certificates of deposit (unsecured)-USD	8	09/29/2017	0.40%
Certificates of deposit (unsecured)-USD	90	11/01/2017	0.75%
Certificates of deposit (unsecured)-USD	21	11/21/2017	0.70%
Certificates of deposit (unsecured)-USD	32	11/21/2017	0.70%
Certificates of deposit (unsecured)-USD	22	11/22/2017	0.70%
Certificates of deposit (unsecured)-USD	40	02/28/2018	0.65%
Certificates of deposit (unsecured)-USD	22	12/06/2017	0.70%
Certificates of deposit (unsecured)-USD	11	12/18/2017	0.85%
Certificates of deposit (unsecured)-USD	548	07/27/2017	1.05%
	14,313
Accrued interest	43
	14,356

Structured bank bonds	31	07/05/2017	7.00%
Structured bank bonds	10	07/10/2017	10.00%
Structured bank bonds	8	07/05/2017	7.80%
Structured bank bonds	18	07/07/2017	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	9	07/05/2017	6.00%
Structured bank bonds	12	12/20/2017	2.10%
Structured bank bonds	10	07/21/2017	8.00%
Structured bank bonds	54	07/07/2017	3.20%
Structured bank bonds	153	05/31/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	10	07/21/2017	9.80%
Structured bank bonds	27	07/07/2017	6.00%

Structured bank bonds(*)	13	01/04/2018	Guaranteed rate subject to EURO STOXX Oil & Gas
Structured bank bonds(*)	163	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	54	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	19	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	11	02/14/2019	Guaranteed rate subject to IBEX35

Structured bank bonds(*)	10	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	17	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	6	04/03/2018	Guaranteed rate subject to SXEE
Structured bank bonds(*)	49	04/26/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	15	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	21	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	6	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	29	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	57	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	223	07/18/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	30	10/03/2019	Guaranteed rate subject to NKY, SXE
Structured bank bonds(*)	15	12/19/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	108	02/21/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	170	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	111	11/06/2017	Guaranteed rate subject to S&P500
Structured bank bonds(*)	548	01/04/2018	Guaranteed rate subject to EURO STOXX Oil & Gas
Structured bank bonds(*)	313	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	475	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	915	04/03/2018	Guaranteed rate subject to EURO STOXX Oil & Gas
Structured bank bonds(*)	146	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	125	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	145	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	87	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	452	06/27/2018	2.00%
Structured bank bonds(*)	10	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	504	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	121	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	11	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	130	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	130	08/30/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	165	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	102	09/20/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	131	09/27/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	159	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	555	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	227	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	48	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	71	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	814	10/23/2020	Guaranteed rate subject to TIIE
Structured bank bonds(*)	18	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	8	11/05/2020	Guaranteed rate subject to TIIE
Structured bank bonds(*)	159	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	1,010	06/29/2018	Guaranteed rate subject to Euro SX6E

Structured bank bonds(*)	137	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	178	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	97	02/23/2021	Guaranteed rate subject to TIIE
Structured bank bonds(*)	23	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	425	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	7	03/16/2021	Guaranteed rate subject to TIIE
Structured bank bonds(*)	6	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	121	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	376	04/23/2021	Guaranteed rate subject to TIIE
Structured bank bonds(*)	19	05/12/2021	Guaranteed rate subject to TIIE
Structured bank bonds(*)	154	06/06/2018	Guaranteed rate subject to TIIE
Structured bank bonds(*)	229	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	105	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	10	12/21/2017	Guaranteed rate subject to TIIE
Structured bank bonds(*)	4	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	20	03/14/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	88	03/12/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	47	03/22/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	49	02/16/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	23	02/20/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	02/21/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	45	03/20/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	61	05/24/2021	Guaranteed rate subject to TIIE
Structured bank bonds(*)	99	05/09/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	05/25/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	711	05/30/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	13	06/08/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	06/26/2019	Guaranteed rate subject to TIIE
Structured bank bonds(*)	10	06/29/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	299	06/29/2018	Guaranteed rate subject to IPC/S&P
Structured bank bonds(*)	10	07/31/2017	8.00%
Structured bank bonds(*)	37	03/05/2018	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	37	03/05/2018	Guaranteed rate subject to NIKKEI 225
	12,518
Accrued interest	16
	12,534
Senior notes	17,846	11/09/2022	4.125%
Accrued interest	99
	17,945
Promissory notes	57	07/10/2017	6.75%
Promissory notes	1,500	07/21/2017	7.00%
Promissory notes	70	07/03/2017	6.95%
Promissory notes	9,994	07/03/2017	7.00%
Promissory notes	6,506	07/03/2017	7.00%
Promissory notes	849	07/03/2017	7.00%
	18,976
Accrued interest	3
	18,979
Unsecured bonds	3,000	03/16/2018	8.91%
Unsecured bonds	1,700	03/09/2021	TIIE + 15 bps
Unsecured bonds	3,000	12/06/2018	TIIE + 18 bps
Unsecured bonds	4,000	06/14/2021	TIIE + 38 bps
Unsecured bonds	3,000	09/01/2026	7.19%
	14,700
Accrued interest	78
	14,778
Mortgage-backed bonds	143	05/25/2032	5.00%
Mortgage-backed bonds	14	05/25/2032	6.40%
	157
Accrued interest	-
	157

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

e)	Subordinated liabilities – other disclosures

The breakdown of the balance of Subordinated liabilities is as follows:

			06/30/2017
			Outstanding Issue Amount in Foreign Currency	Annual Interest Rate (%)

Type	12/31/2016	06/30/2017

Tier II Subordinated Capital Notes	27,278	23,902	1,300,000,000 USD	5.95
Subordinated Additional Tier I Capital Notes	10,298	9,031	500,000,000 USD	8.50
Balance at year-end	37,576	32,933

The changes in the Bank’s subordinated liabilities arising from both cash flow and non-cash flow items are as follows:

	January 1, 2017	Cash flows	Non-cash changes			06/30/2017
			Accrued interest	Transaction costs	Foreign exchange movements

Tier II Subordinated Capital Notes	27,278	(803)	808	30	(3,411)	23,902
Subordinated Additional Tier I Capital Notes	10,298	(*)	-	11	(1,278)	9,031
Balance at	37,576	(803)	808	41	(4,689)	32,933

(*) The Bank paid 247 million pesos related to interests on the Subordinated Additional Tier I Capital Notes, which are recorded in Accumulated reserves within shareholders’ equity.

10.	Provisions

a)    Changes

The changes in Provisions in the six-month periods ended June 30, 2016 and June 30, 2017 were as follows:

	2016	2017
Beginning balances at January 1	6,580	7,202
Additions to provisions	847	545
Of which:
Provisions for pensions and similar obligations	388	417
Provisions for tax and legal matters	331	32
Provisions for off-balance-sheet risk	27	-
Other provisions	101	96
Provisions for Pensions and Similar Obligations charged to income	388	417
Of which:
Defined benefit pension plan	240	258
Defined contribution pension plan	148	159
Payments and other movements	(416)	(526)
Balances at June 30	7,011	7,221

b)	Provisions for pensions and similar obligations

No significant changes have occurred in the six-month period ended June 30, 2017 based on the information reported in Note 24.c to the Bank’s audited consolidated financial statements for the year ended December 31, 2016.

c)	Other disclosures

As of December 31, 2016 and as of June 30, 2017, the projected benefit obligation of the insured retirees surrendered to Principal México Compañía de Seguros, S.A. de C.V. (hereinafter, “Principal”) and the long-term account receivable with Principal for the funds that it transferred thereto was 865 million pesos and 834 million pesos, respectively. For presentation purposes, the arrangement has no impact on net assets as the asset and liability are offset. Refer to Note 24.d. to the Bank’s audited consolidated financial statements for the year ended December 31, 2016 for further description.

d)	Litigations

i.	Tax-related proceedings

As of December 31, 2016 and June 30, 2017, the Bank has recognized provisions that cover any liabilities that might arise from tax-related proceedings.

The total amount of payments made by the Bank arising from Tax-proceeding in the six-month period ended June 30, 2017 is not material with respect to these unaudited condensed consolidated financial statements.

ii.	Other tax issues

The Bank operates a branch in Nassau through which it carries out tax-free operations principally involving derivative instruments. The Tax Administration Service reviewed the operations of the Nassau branch and determined that the Bank is liable for Mexican withholding taxes. During December 2009, the Bank negotiated a settlement with the Mexican tax authorities for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Bank made settlement payments of 11 million pesos and 2 million pesos during the six-month periods ended June 30, 2016 and 2017, respectively.

iii.	Non-tax-related proceedings

As of December 31, 2016 and June 30, 2017, because of its business activities, the Bank has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome.

As of December 31, 2016 and June 30, 2017, the Bank has recognized provisions for the amounts of 1,129 million pesos and 1,028 million pesos, respectively, for matters, which based on the opinion of its internal and external legal advisers, management has assessed losses to be probable. Management considers such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recognized provisions.

The total amount of payments made by the Bank arising from litigation in the six-month periods ended June 30, 2016 and 2017 is not material with respect to these unaudited condensed consolidated financial statements.

11.	Shareholders’ equity

In the six-month periods ended June 30, 2016 and 2017, there were no quantitative or qualitative changes in the Shareholders’ equity other than those indicated in the unaudited condensed consolidated statements of changes in total equity.

During the Ordinary General Annual Meeting of April 28, 2016, it was allocated 3,844 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 26, 2016.

During the Ordinary General Annual Meeting of April 28, 2017, it was allocated 4,234 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 30, 2017. In addition, was agreed to include Inclusión Financiera as a subsidiary of the Bank (see note 1.g).

12.	Interest income and similar income

The breakdown of the main interest income and similar income items earned in the six-month periods ended June 30, 2016 and 2017 is as follows:

	06/30/2016	06/30/2017

Cash and balances with the Central Bank	655	997
Loans and advances to credit institutions	940	2,464
Loans and advances to customers	27,975	34,365
Debt instruments	6,495	8,451
Hedging derivatives	237	855
Other interest income	44	77
	36,346	47,209

13.	Interest expenses and similar charges

The breakdown of the main items of interest expenses and similar charges accrued in the six-month periods ended June 30, 2016 and 2017 is as follows:

	06/30/2016	06/30/2017

Deposits from credit institutions	3,602	3,785
Customer deposits	5,893	11,265
Marketable debt securities	1,133	1,750
Subordinated liabilities	712	766
Hedging derivatives	110	37
Other interest expenses	1,190	2,401
	12,640	20,004

14.	Dividend income

The breakdown of Dividend income for the six-month periods ended June 30, 2016 and 2017 is as follows:

	06/30/2016	06/30/2017

Equity instruments classified as:
Financial assets held for trading	15	2
Of which:
Naftrac (ETF)	7	1
Wal-Mart de México, S.A.B. de C.V.	3	1
Fomento Económico Mexicano, S.A.B. de C.V.	1	-
Others	4	-

Available-for-sale financial assets	78	145
Of which:
TransUnión de México, S.A.	57	83
Controladora Prosa, SA	-	62
Dun & Bradstreet de México S.A. de C.V.	20	-
Others	1	-
	93	147

15.	Fee and commission income

The breakdown of Fee and commission income for the six-month periods ended June 30, 2016 and 2017 is as follows:

	06/30/2016	06/30/2017

Collection and payment services:
Service charges on deposits accounts	445	501
Credit and debit cards	2,521	3,003
Checks and others	123	125
	3,089	3,629
Marketing of nonbanking
financial products:
Investment funds management	712	750
Capital markets and securities activities	197	255
Collection and payment services	1,178	1,319
Insurance	2,199	2,201
Financial advisory services	543	728
	4,829	5,253
Securities services:
Administration and custody	257	274
	257	274
Other:
Foreign currency transactions	532	551
Other fees and commissions	421	383
	953	934
	9,128	10,090

16.	Fee and commission expenses

The breakdown of Fee and commission expenses for the six-month periods ended June 30, 2016 and 2017 is as follows:

	06/30/2016	06/30/2017

Credit and debit cards	1,182	1,624
Checks and others	12	12
Collections and transactional services	79	95
Fund management	31	27
Capital markets and securities activities	55	98
Financial advisory services	-	2
Other fees and commissions	817	832
	2,176	2,690

17.	Gains/(losses) on financial assets and liabilities (net)

The breakdown of Gains/(losses) on financial assets and liabilities (net) by type of instrument for the six-month periods ended June 30, 2016 and 2017 is as follows:

	06/30/2016	06/30/2017

Financial instruments held for trading	1,184	2,068
Of which:
Debt instruments	1,244	(57)
Equity instruments	107	7
Derivatives	(137)	2,150
Others	(30)	(32)

Recognized profit from sale of financial instruments available-for-sale	122	9
Hedging derivatives	(38)	(113)
Of which:
Fair value hedge – hedged items	394	(440)
Fair value hedge – hedging derivative instruments	(431)	325
Cash flow hedge inefficiency	(1)	2
	1,268	1,964

18.	Operating segments

The Bank has three operating segments, as described below:

-	Retail Banking: the Retail Banking segment encompasses the entire commercial banking business. The retail banking activities include products and services for SMEs such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.

-	Global Corporate Banking: this segment reflects the Global Corporate Banking business in Mexico, including all the managed treasury departments and the equities business. The global corporate banking activities include products and services for our corporate customers, such as investment banking and project finance.

-	Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Bank does not have any customers that individually account for 10% or more of the Bank’s interest and similar income for the six-month periods ended June 30, 2016 and 2017.

The six-month period ended June 30, 2016 of the unaudited condensed consolidated income statement and other significant data (assets and liabilities as of December 31, 2016) are as follows:

		Global
	Retail	Corporate	Corporate
	Banking	Banking	Activities	Total

Net interest income	20,023	2,337	1,346	23,706
Dividend income	-	15	78	93
Net fee and commission income	6,210	750	(8)	6,952
Gains/(losses) on financial assets and liabilities and exchange differences (net)	375	689	201	1,265
Other operating income/(expenses) (net)	(943)	(297)	(30)	(1,270)
Total income	25,665	3,494	1,587	30,746

Administrative expenses	(9,733)	(1,101)	(118)	(10,952)
Depreciation and amortization	(984)	(84)	(9)	(1,077)
Impairment losses on financial assets (net)	(7,500)	(527)	-	(8,027)
Impairment losses on other assets (net)	-	-	(54)	(54)
Provisions (net)	(78)	(18)	(288)	(384)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	-	-	1	1
Gains/(losses) on disposal of non-current-assets not classified as discontinued operations (net)	-	-	27	27
Operating profit before tax	7,370	1,764	1,146	10,280
Income tax				(2,641)
Profit for the year				7,639
Profit attributable to the Parent				7,639
Profit attributable to non-controlling interest				-
Total assets	519,589	588,596	242,752	1,350,937
Total liabilities	475,625	564,131	205,954	1,245,710

The six-month period ended June 30, 2017 of the unaudited condensed consolidated income statement and other significant data (assets and liabilities as of June 30, 2017) are as follows:

		Global
	Retail	Corporate	Corporate
	Banking	Banking	Activities	Total

Net interest income	23,131	2,689	1,385	27,205
Dividend income	-	2	145	147
Net fee and commission income	6,543	864	(7)	7,400
Gains/(losses) on financial assets and liabilities and exchange differences (net)	455	1,529	(11)	1,973
Other operating income/(expenses) (net)	(1,093)	(217)	(144)	(1,454)
Total income	29,036	4,867	1,368	35,271

Administrative expenses	(10,761)	(1,293)	(139)	(12,193)
Depreciation and amortization	(1,110)	(102)	(6)	(1,218)
Impairment losses on financial assets (net)	(9,213)	(652)	-	(9,865)
Impairment losses on other assets (net)	-	-	(26)	(26)
Provisions (net)	57	-	(175)	(118)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	-	-	2	2
Gains/(losses) on disposal of non-current-assets not classified as discontinued operations (net)	-	-	57	57
Operating profit before tax	8,009	2,820	1,081	11,910
Income tax				(2,595)
Profit for the year				9,315
Profit attributable to the Parent				9,315
Profit attributable to non-controlling interest				-
Total assets	520,715	511,812	242,927	1,275,454
Total liabilities	499,569	482,004	182,804	1,164,377

19.	Related-party transactions

Transactions with related parties

The parties related to the Bank are deemed to include, in addition to its subsidiaries and jointly controlled entities, the Bank’s key management personnel (the member of its Board of Directors, executive officers and other key management personnel, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander (Spain).

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into the following categories:

Parent

This category includes balances with Banco Santander (Spain).

Santander Group Companies

This category includes all the companies that are controlled by Banco Santander (Spain) around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

The information related to Directors, Executive Officers and other key management personnel is detailed in Note 4 to these unaudited condensed consolidated financial statements.

Related-party transactions were made on terms equivalent to those prevailing in arm’s-length transactions.

	12/31/2016		06/30/2017
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

ASSETS:
Financial assets held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	90,418	-	47,977	-
Abbey National Treasury Services plc.	-	2,352	-	1,635
Other	-	2	-	13
Other financial assets at fair value through profit or loss -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	208	-	665	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	16	-	1,928
Other	-	1	-	1
Loans and receivables -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	1	-	1	-
Banco Santander Rio, S.A.	-	223	-	115
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	-	-	-	1,118
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	1,267	-	1,307
Produban Servicios Informáticos Generales, S.L.	-	1,154	-	1,575
Key management personnel	-	1,471	-	2,116
Available for sale -
Of which -
Grupo Financiero Santander México, S.A.B. de C.V.	-	233	-	315
Other intangible assets -
Of which -
Isban México, S.A. de C.V.	-	2,364	-	2,707
Produban Servicios Informáticos Generales, S.L.	-	478	-	487
Ingeniería de Software Bancario, S.L.	-	412	-	375
Santander Back-Offices Globales Mayoristas, S.A.	-	74	-	74
Isban Brasil, S.A.	-	11	-	11
Other assets -
Of which -
Banco Santander, S.A. (Spain)	72	-	178	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	-	-	11
Santander Issuances, S.A.	-	251	-	253
Zurich Santander Seguros México, S.A.	-	976	-	1,060
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	171	-	172
Other	-	25	-	19

	12/31/2016		06/30/2017
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

LIABILITIES AND EQUITY:
Financial liabilities held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	58,537	-	36,222	-
Banco Santander International	-	64	-	2
Abbey National Treasury Services plc.	-	1,659	-	1,090
Other	-	2	-	-
Short positions -
Of which -
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	2,646	-	16,192
Other financial liabilities at fair value through profit or loss –
Customer deposits – Repurchase agreements
Of which -
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	22,162	-	1,421
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	308	-	568	-
Banco Santander – Chile	-	-	-	18
Operadora de Carteras Gamma, S.A.P.I. de C.V.	-	-	-	141
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	18	-	10
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	10	-	11
Other	-	50	-	49
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	31,756	-	27,826	-
Grupo Financiero Santander México, S.A.B. de C.V.	-	10,298	-	9,031
Customer deposits -
Of which-
Banco Santander, S.A. (Spain)	32,901	-	11,104	-
Abbey National Treasury Services plc.	-	683	-	565
Isban México, S.A. de C.V.	-	653	-	647
Grupo Financiero Santander México, S.A.B de C.V.	-	193	-	316
Santander Global Facilities, S.A. de C.V.	-	426	-	413
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	153	-	34
Produban Servicios Informáticos Generales, S.L.	-	51	-	330
Grupo Alcanza.	-	138	-	-
Santander Capital Structuring	-	-	-	91
Other (*)	-	1,040	-	436
Marketable Debt Securities -
Of which -
Banco Santander, S.A. (Spain)	1,016	-	890	-
Other	-	28	-	20

Other financial liabilities -
Of which -
Banco Santander, S.A. (Spain)	3	-	52	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	360	-	1,872
Santander Investment Securities Inc.	-	48	-	-
Santander Global Facilities, S.A. de C.V.	-	45	-	106
Other	-	43	-	39
Other liabilities -
Of which -
Banco Santander, S.A. (Spain)	1,733	-	1,299	-
Produban Servicios Informáticos Generales, S.L.	-	352	-	107
Isban México, S.A. de C.V.	-	188	-	430
Santander Investment Securities Inc.	-	-	-	97
Santander Back-Offices Globales Mayoristas, S.A.	-	10	-	23
Ingeniería de Software Bancario, S.L.	-	19	-	126
Other	-	18	-	44

	06/30/2016		06/30/2017
	Ultimate Parent Company	Santander Group Companies	Ultimate Parent Company	Santander Group Companies

INCOME STATEMENT:
Interest income and similar income -
Of which -
Banco Santander, S.A. (Spain)	5	-	-	-
Produban Servicios Informáticos Generales, S.L.	-	27	-	38
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	4	-	10
Santander Capital Structuring, S.A. de C.V.	-	-	-	36
Other	-	2	-	-
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)	596	-	722	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	443	-	841
Grupo Financiero Santander México, S.A.B. de C.V.	-	-	-	7
Santander Global Facilities, S.A. de C.V.	-	-	-	13
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	-	18	-	30
Isban México, S.A. de C.V.	-	10	-	13
Other	-	16	-	17
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)	3	-	-	-
Zurich Santander Seguros México, S.A.	-	2,192	-	2,150
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	792	-	818
Other	-	8	-	13

Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)	1	-	14	-
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	-	-	25
Other	-	-	-	7
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Banco Santander, S.A. (Spain)	(1,815)	-	(18,181)	-
Abbey National Treasury Services plc.	-	(225)	-	(136)
Other	-	60	-	62

Other operating income -
Of which -
Santander Global Facilities, S.A. de C.V.	-	26	-	21
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	14	-	14
Other	-	4	-	8
Administrative expenses -
Of which -
Produban Servicios Informáticos Generales, S.L.	-	871	-	799
Isban México, S.A. de C.V.	-	127	-	127
Santander Global Facilities, S.A. de C.V.	-	209	-	100
Ingeniería de Software Bancario, S.L.	-	21	-	90
Gesban México Servicios Administrativos Globales, S.A. De C.V.	-	26	-	28
Santander Back-Offices Globales Mayoristas, S.A.	-	-	-	23
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	-	-	15
Geoban, S.A.	-	37	-	-
Aquanima México, S. de R.L. de C.V.	-	22	-	22
Other	-	20	-	20

(*) As of December 31, 2016 and June 30, 2017, includes 822 and 321 million pesos, respectively, related to key management personnel transactions.

20.	Other disclosures

a)	Residual maturity periods

   The breakdown by maturity of the balances of certain items in the unaudited condensed consolidated balance sheet as of December 31, 2016, is as follows:

	12/31/2016
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	24,887	25,382	200	100	-	-	28,094	78,663
Financial assets held for trading -
Debt instruments	-	31,784	5,697	9,197	50,667	33,703	9,805	140,853
Equity instruments	1,822	-	-	-	-	-	-	1,822
Trading derivatives	100	2,357	8,947	18,608	35,245	23,864	110,786	199,907
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit institutions – Reverse repurchase Agreements	-	37,831	-	-	-	-	-	37,831
Loans and advances to customers – Reverse repurchase agreements	-	4,509	-	-	-	-	-	4,509
Available-for-sale financial assets -
Debt instruments	-	34,360	1,985	581	76,096	16,358	24,938	154,318
Equity instruments	-	-	-	-	-	-	326	326
Loans and receivables -
Loans and advances to credit
Institutions	-	82,293	-	-	-	95	-	82,388
Loans and advances to customers	13,700	35,639	56,535	132,051	148,389	68,852	126,472	581,638
Debt instruments	-	-	-	904	-	-	10,568	11,472
Hedging derivatives	-	1	4	12	9,306	50	5,630	15,003
	40,509	254,156	73,368	161,453	319,703	142,922	316,619	1,308,730
Liabilities:
Financial liabilities held for trading -
Trading derivatives	464	4,539	4,680	20,777	36,497	27,166	111,567	205,690
Short positions	-	61,138	-	-	-	-	-	61,138
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	-	15,025	403	51	-	-	-	15,479
Deposits from credit institutions	-	25,155	-	-	-	-	-	25,155
Customer deposits	-	83,157	734	-	-	-	-	83,891
Marketable debt securities	-	92	1,142	2,476	6,085	2,540	-	12,335
Financial liabilities at amortized cost -
Deposits from credit institutions	39,428	15,871	22,331	2,591	14,070	5,031	-	99,322
Customer deposits	418,228	101,303	28,969	15,938	2,865	2,067	2,635	572,005
Marketable debt securities	-	19,493	5,506	17,447	6,014	5,700	23,508	77,668
Subordinated liabilities	-	664	-	-	-	-	36,912	37,576
Other financial liabilities	5	16,431	2,070	937	77	-	-	19,520
Hedging derivatives	6,318	152	23	138	499	1,863	5,294	14,287
	464,443	343,020	65,858	60,355	66,107	44,367	179,916	1,224,066
Difference (assets less liabilities)	(423,934)	(88,864)	7,510	101,098	253,596	98,555	136,703	84,664

The breakdown by maturity of the balances of certain items in the unaudited condensed consolidated balance sheet as of June 30, 2017 is as follows:

	06/30/2017
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	19,480	95	-	-	-	-	28,094	47,669
Financial assets held for trading -
Debt instruments	-	1,178	7,637	46,801	27,000	28,349	10,234	121,199
Equity instruments	1,263	-	-	-	-	-	-	1,263
Trading derivatives	432	1,699	2,523	13,822	20,986	20,534	65,300	125,296
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit institutions – Reverse repurchase Agreements	-	104,366	-	-	-	-	-	104,366
Loans and advances to customers – Reverse repurchase agreements	-	6,684	-	-	-	-	-	6,684
Available-for-sale financial assets -
Debt instruments	-	-	101	51,656	51,430	22,623	26,332	152,142
Equity instruments	-	-	-	-	-	-	385	385
Loans and receivables -
Loans and advances to credit
institutions	-	66,735	-	-	-	-	-	66,735
Loans and advances to customers	11,891	37,311	52,586	166,734	128,562	61,496	123,508	582,088
Debt instruments	-	933	-	-	-	41	10,633	11,607
Hedging derivatives	-	19	-	3,478	6,851	425	4,095	14,868
	33,066	219,020	62,847	282,491	234,829	133,468	268,581	1,234,302
Liabilities:
Financial liabilities held for trading -
Trading derivatives	320	1,663	4,247	12,486	22,620	18,069	73,156	132,561
Short positions	-	105,523	-	-	-	-	-	105,523
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	-	57,501	-	-	-	-	-	57,501
Deposits from credit institutions	-	863	-	-	-	-	-	863
Customer deposits	-	16,777	152	-	-	-	-	16,929
Marketable debt securities	-	223	1,622	4,021	3,682	2,626	-	12,174
Financial liabilities at amortized cost -
Deposits from credit institutions	8,396	44,011	6,536	10,787	12,048	71	7,977	89,826
Customer deposits	420,580	140,638	22,494	13,338	2,426	1,829	394	601,699
Marketable debt securities	-	21,109	2,154	13,600	3,018	5,700	20,994	66,575
Subordinated liabilities	-	582	-	-	-	-	32,351	32,933
Other financial liabilities	30	16,256	3,384	774	89	2	-	20,535
Hedging derivatives	-	31	81	117	353	1,630	2,880	5,092
	429,326	405,177	40,670	55,123	44,236	29,927	137,752	1,142,211
Difference (assets less liabilities)	(396,260)	(186,157)	22,177	227,368	190,593	103,541	130,829	92,091

b)	Exposure to foreign currency risk

As of December 31, 2016 and June 30, 2017, our foreign currency-denominated assets totaled 241,607 million pesos and 171,326 million pesos, respectively, and our foreign currency-denominated liabilities totals 235,377 million pesos and 167,983 million pesos, respectively. As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

c)	Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

i.	Financial assets measured at other than fair value

The following table sets out the fair values of financial assets not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

Except as detailed in the following table, the Bank considers the carrying amounts of financial assets recognized in the consolidated financial statements approximate their fair values.

As of December 31, 2016:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank	53,776	-	-	53,776	53,776
Loans and advances to credit institutions (Note 5)	51,491	-	30,896	82,387	82,388
Loans and advances to customers (Note 5)	3,214	-	602,736	605,950	581,638
Debt instruments (unlisted) (Note 5)	-	-	11,472	11,472	11,472

As of June 30, 2017:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank	28,189	-	-	28,189	28,189
Loans and advances to credit institutions (Note 5)	24,565	-	42,170	66,735	66,735
Loans and advances to customers (Note 5)	3,525	-	602,352	605,877	582,088
Debt instruments (unlisted) (Note 5)	-	-	11,607	11,607	11,607

ii.	Financial liabilities measured at other than fair value

The following table sets out the fair values of financial liabilities not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

Except as detailed in the following table, the Bank considers the carrying amounts of financial liabilities recognized in the consolidated financial statements approximate their fair values.

As of December 31, 2016:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 9)	33,474	62,750	2,621	98,845	99,322
Customer deposits (Note 9)	14,456	559,031	-	573,487	572,005
Marketable debt securities (Note 9)	20,245	57,082	-	77,327	77,668
Subordinated liabilities (Note 9)	36,910	-	-	36,910	37,576
Other financial liabilities (Note 9)	19,520	-	-	19,520	19,520

As of June 30, 2017:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 9)	11,608	75,669	2,545	89,822	89,826
Customer deposits (Note 9)	13,160	587,916	-	601,076	601,699
Marketable debt securities (Note 9)	18,778	48,818	-	67,596	66,575
Subordinated liabilities (Note 9)	38,985	-	-	38,985	32,933
Other financial liabilities (Note 9)	20,535	-	-	20,535	20,535

During the six-month period ended as of June 30, 2017 there were no changes in the methodology and inputs used to calculate the fair value for each financial asset and financial liability class as detailed in Note 44.d to the audited consolidated financial statements as of December 31, 2016.

21.	Derivatives - Notional amounts and market values of trading and hedging derivatives

The breakdown of the fair value and nominal amount of trading derivative assets as of December 31, 2016 and June 30, 2017 is as follows:

	12/31/2016		06/30/2017
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	577	50	140	1
Interest Rate Futures	5,664	6	391	7
Market Index Futures	481	10	820	16

Forwards:
Foreign Currency Forwards	129,707	6,636	132,902	6,412
Foreign Exchange Spot	30,210	47	32,791	154
Equity Forwards	601	3	11,693	223

Options:
Foreign Currency Options	15,824	383	66,804	1,602
Interest Rate Options	142,801	1,698	123,026	990
Market Index Options	10,791	874	9,187	818
Equity Options	44	1	82	3

Swaps:
IRS	1,895,718	62,885	2,412,062	40,382
CCS	541,363	127,314	445,291	74,688
Total Trading	2,773,781	199,907	3,235,189	125,296

As of December 31, 2016, 199,836 million pesos are OTC derivatives of the total amount of the trading portfolio and 125,264 million pesos as of June 30, 2017.

The breakdown of the fair value and nominal amount of hedging derivative assets as of December 31, 2016 and June 30, 2017 is as follows:

	12/31/2016		06/30/2017
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	1,000	2	-	-
CCS	32,733	14,908	28,674	9,662
Foreign Currency Forwards	-	-	58,547	4,726

Fair value hedge:
IRS	3,357	66	1,913	36
CCS	658	27	7,378	444
Total Hedging	37,748	15,003	96,512	14,868
Total Assets	2,811,529	214,910	3,331,701	140,164

The breakdown of the fair value and nominal amount of trading derivative liabilities as of December 31, 2016 and June 30, 2017, is as follows:

	12/31/2016		06/30/2017
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	1,031	-	8,309	338
Interest Rate Futures	47,560	28	25,530	13
Market Index Futures	85	-	2,701	30

Forwards:
Foreign Currency Forwards	131,512	6,083	91,552	4,361
Foreign Exchange Spot	67,484	107	26,443	88
Market Index Forwards	107	4	8,957	188

Options:
Foreign Currency Options	16,782	574	62,600	1,031
Interest Rate Options	140,299	1,904	124,921	1,063
Market Index Options	16,609	504	3,431	408
Equity Options	72	2	102	5

Swaps:
IRS	1,866,944	63,787	2,335,922	42,316
CCS	403,720	132,697	418,187	82,720
Total Trading	2,692,205	205,690	3,108,655	132,561

As of December 31, 2016 and June 30, 2017 205,495 million pesos and 132,115 million pesos, respectively are OTC derivatives of the total amount of the trading portfolio.

The breakdown of the fair value and nominal amount of hedging derivative liabilities as of December 31, 2016 and June 30, 2017, is as follows:

	12/31/2016		06/30/2017
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	1,050	20	5,050	82
CCS	13,680	4,222	11,951	2,252
Foreign Currency Forwards	24,433	6,318	9,112	110

Fair value hedge:
IRS	1,124	97	1,555	93
CCS	15,836	3,630	14,149	2,555
Total Hedging	56,123	14,287	41,817	5,092
Total Liabilities	2,748,328	219,977	3,150,472	137,653

22.	Hedging derivatives

a)	Breakdown

The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	12/31/2016		06/30/2017
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	93	3,727	480	2,648
Cash flow hedges	14,910	10,560	14,388	2,444
	15,003	14,287	14,868	5,092

b)	Quantitative information

Fair value hedges

As of December 31, 2016, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	2,863	2,863	Peso	Loans and receivables-Interest rate risk
IRS	1,618	78	USD	Loans and receivables-Interest rate risk
CCS	99	8	USD	Loans and receivables –Interest rate and foreign exchange risk
CCS	9,614	470	Euro	United Mexican States Bonds (UMS) – Interest rate and foreign exchange risk
CCS	950	50	USD	UMS – Interest rate and foreign exchange risk
CCS	251	15	Euro	Petroleos Mexicanos Bonds (PEMEX Bonds) – Interest rate and foreign exchange risk
CCS	602	30	Pound Sterling	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	1,118	86	USD	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

As of June 30, 2017, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,589	2,589	Peso	Loans and receivables-interest rate risk
Interest Rate Swaps	879	49	USD	Loans and receivables-interest rate risk
Cross-Currency Swaps	58	4	USD	Loans and receivables – Interest rate and foreign exchange risk
Cross-Currency Swaps	14,438	697	Euro	UMS – Interest rate and foreign exchange risk
Cross-Currency Swaps	251	15	Euro	PEMEX Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	603	30	Pound Sterling	PEMEX Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	73	3	Pound Sterling	UMS – Interest rate and foreign exchange risk
Cross-Currency Swaps	969	76	USD	PEMEX Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	1,275	67	USD	UMS – Interest rate and foreign exchange risk
Cross-Currency Swaps	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

The fair value hedges carried out by the Bank are extended in certain cases up to the year 2031.

During the six-month periods ended as of June 30, 2016 and 2017, the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recorded in the unaudited condensed consolidated income statements under Gains/(losses) on financial assets and liabilities (net) is (431) million pesos and 325 million pesos, respectively.

During the six-month periods ended as of June 30, 2016 and 2017, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recognized in the unaudited condensed consolidated income statements in Gains/(losses) on financial assets and liabilities (net) is 394 million pesos and (440) million pesos, respectively.

Each of these hedging derivative instruments are presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2016, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	2,050	2,050	Peso	BPAGs Bonds – Interest rate risk

CCS	4,713	331	USD	Loans and receivables – Foreign exchange risk

CCS	4,958	261	Euro	Loans and receivables – Foreign exchange risk

CCS	11,186	543	USD	Senior Unsecured Notes – Foreign exchange risk

CCS	21,546	1,045	USD	Tier II Subordinated Capital Notes – Foreign exchange risk

CCS	2,657	136	Euro	UMS – Foreign exchange risk

CCS	260	10	Pound Sterling	UMS – Foreign exchange risk

CCS	1,093	60	USD	UMS – Foreign exchange risk

Forward Fx-USD	24,433	1,491	USD	Brazilian Government Notes – Foreign exchange risk

As of June 30, 2017, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	1,050	1,050	Peso	BPAGs Bonds – Interest rate risk
IRS	4,000	4,000	Peso	CEBUR – Interest rate risk
CCS	4175	294	USD	Loans and receivables – foreign exchange risk
CCS	3,948	212	Euro	Loans and receivables – foreign exchange risk
CCS	9,799	543	USD	Senior Notes – foreign exchange risk
CCS	18,875	1,045	USD	Tier II subordinated Capital Notes – foreign exchange risk
CCS	2657	136	Euro	UMS – foreign exchange risk
CCS	911	50	USD	UMS – foreign exchange risk
CCS	260	10	Pound Sterling	UMS – foreign exchange risk
Forward Fx-BRL	30,703	5,978	Brazilian Real	Brazilian Government Notes – Foreign exchange risk
Forward Fx-USD	36,956	1,700	USD	Brazilian Government Notes – Foreign exchange risk

As of December 31, 2016 and as of June 30, 2017, included in the unaudited condensed consolidated other comprehensive income under Valuation adjustments - Cash flow hedges are 86 million pesos and 70 million pesos, respectively, which refer to the accumulated unamortized gain (net of the related tax effect) of hedging derivatives for which hedge accounting was discontinued. Such balances are being recycled based on the original terms of the forecasted transactions. The term of such recycling extends through the year 2022. The remaining amount of the total valuation adjustment for cash flow hedges reflected in the consolidated other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Group are extended in certain cases up to the year 2021 for Brazilian Government Notes, up to the year 2018 for BPAGs Bonds, up to the year 2022 for Senior Unsecured Notes, up to the year 2026 for United Mexican States Bonds, up to the year 2025 for Loans and receivables and up to the year 2021 for CEBUR.

23.	Income tax

The tax expense for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pre-tax income for the year. During the year, management regularly updates its estimates based on changes in various factors that have impact in the business. As of June 30, 2017, the estimated annual effective rate was 21.79%.

The income tax expense was 2,641 million pesos and 2,595 million pesos for the six-month periods ended June 30, 2016 and 2017, respectively. The effective tax rates for these periods differ from the legal tax rate of 30% primarily due to the recognition of the effects of inflation imposed by the Mexican tax authorities.

* * * * * *

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Banco Santander (México), S.A. Institución de Banco Múltiple,

Grupo Financiero Santander México and subsidiaries

We have audited the accompanying consolidated balance sheet of Banco Santander (México), S.A. Institución de Banco Múltiple, Grupo Financiero Santander México and subsidiaries as of December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in total equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2015 and for the year then ended were audited by other auditors whose report dated November 17, 2016 and May 5, 2017, as to the effects discussed in Note 4 of the accompanying financial statements, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander (México), S.A. Institución de Banco Múltiple, Grupo Financiero Santander México and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

PricewaterhouseCoopers, S.C.

/s/ Antonio Salinas Velasco

Antonio Salinas Velasco

México City

October 17, 2017

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2016

(Millions of Pesos)

ASSETS	Note	12/31/2015	12/31/2016	LIABILITIES AND EQUITY	Note	12/31/2015	12/31/2016

CASH AND BALANCES WITH THE CENTRAL BANK	7	59,788	78,663	FINANCIAL LIABILITIES HELD FOR TRADING:		172,573	266,828
				Trading derivatives	11 and 32	124,565	205,690
				Short positions	11	48,008	61,138
FINANCIAL ASSETS HELD FOR TRADING:		326,872	342,582
Debt instruments	9	208,213	140,853	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
Equity instruments	10	1,878	1,822	PROFIT OR LOSS:		208,341	136,860
Trading derivatives	11 and 32	116,781	199,907	Deposits from the Central Bank – Repurchase agreements	19	145,159	15,479
				Deposits from credit institutions – Repurchase agreements	19	325	25,155
				Customer deposits – Repurchase agreements	20	49,595	83,891
				Customer deposits – Certificates of deposit	20	639	-
				Marketable debt securities	21	12,623	12,335
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:		28,437	42,340	FINANCIAL LIABILITIES AT AMORTIZED COST:		659,209	806,091
Loans and advances to credit institutions – Reverse repurchase agreements	8	735	37,831	Deposits from credit institutions	19	54,349	99,322
Loans and advances to customers – Reverse repurchase agreements	12	27,702	4,509	Customer deposits	20	493,565	572,005
				Marketable debt securities	21	74,826	77,668
				Subordinated liabilities	22	22,788	37,576
				Other financial liabilities	23	13,681	19,520
AVAILABLE-FOR-SALE FINANCIAL ASSETS:		113,873	154,644
Debt instruments	9	113,525	154,318
Equity instruments	10	348	326	HEDGING DERIVATIVES	13 and 32	9,568	14,287

LOANS AND RECEIVABLES:		598,712	675,498	PROVISIONS:	24	6,580	7,202
Loans and advances to credit institutions	8	57,441	82,388	Provisions for pensions and similar obligations		4,004	3,972
Loans and advances to customers	12	535,260	581,638	Provisions for tax and legal matters		1,005	1,306
Debt instruments	9	6,011	11,472	Provisions for off-balance sheet risk		952	874
				Other provisions		619	1,050
HEDGING DERIVATIVES	13 and 32	12,121	15,003
				TAX LIABILITIES:	26	643	44
				Current		642	39
NON-CURRENT ASSETS HELD FOR SALE	14	1,101	1,107	Deferred		1	5

				OTHER LIABILITIES	25	11,162	14,398
TANGIBLE ASSETS	15	5,547	5,692
				TOTAL LIABILITIES		1,068,076	1,245,710

INTANGIBLE ASSETS:		4,877	5,772	SHAREHOLDERS' EQUITY:	29	107,328	106,768
Goodwill	16	1,734	1,734	Share capital		8,086	8,086
Other intangible assets	17	3,143	4,038	Share premium		16,956	16,956
				Accumulated reserves		68,235	65,190
TAX ASSETS:	26	18,659	23,301	Profit for the year attributable to the Parent		14,051	16,536
Current		1,491	5,256
Deferred		17,168	18,045	VALUATION ADJUSTMENTS:	28	372	(1,596)
				Available-for-sale financial assets		(528)	(2,979)
				Cash flow hedges		900	1,383
OTHER ASSETS	18	5,847	6,335
				TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		107,700	105,172

				NON-CONTROLLING INTERESTS	27	58	55

				TOTAL EQUITY		107,758	105,227
TOTAL ASSETS		1,175,834	1,350,937	TOTAL LIABILITIES AND EQUITY		1,175,834	1,350,937

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Millions of Pesos)

		(Debit)/Credit
	Note	2014	2015	2016

Interest income and similar income	33	57,956	64,230	77,453
Interest expenses and similar charges	34	(20,386)	(21,242)	(28,323)
NET INTEREST INCOME		37,570	42,988	49,130
Dividend income	35	137	104	94
Fee and commission income	36	15,797	17,137	18,770
Fee and commission expenses	37	(2,939)	(3,505)	(4,830)
Gains/(losses) on financial assets and liabilities (net)	38	2,610	2,504	3,760
Exchange differences (net)	39	(11)	6	2
Other operating income	40	509	472	486
Other operating expenses	40	(2,472)	(3,010)	(3,361)
TOTAL INCOME		51,201	56,696	64,051
Administrative expenses:		(19,290)	(20,780)	(22,655)
Personnel expenses	41	(9,557)	(10,625)	(11,472)
Other general administrative expenses	42	(9,733)	(10,155)	(11,183)
Depreciation and amortization	15 and 17	(1,682)	(1,863)	(2,058)
Impairment losses on financial assets (net):		(13,132)	(16,041)	(16,661)
Loans and receivables	12	(13,132)	(16,041)	(16,661)
Impairment losses on other assets (net):		(48)	-	-
Non-current assets held for sale	14	(48)	-	-
Provisions (net)	24	(137)	258	(881)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	43	2	7	20
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)	14	(15)	91	71
OPERATING PROFIT BEFORE TAX		16,899	18,368	21,887
Income tax	26	(3,539)	(4,304)	(5,351)
PROFIT FOR THE YEAR		13,360	14,064	16,536
Profit attributable to the Parent		13,359	14,051	16,536
Profit attributable to non-controlling interests	27	1	13	-

EARNINGS PER SHARE (pesos)
Basic earnings per share	5	0.17	0.17	0.20
Diluted earnings per share	5	0.17	0.17	0.20

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2014, 2015 AND 2016

(Millions of Pesos)

	Note	2014	2015	2016

PROFIT FOR THE YEAR		13,360	14,064	16,536

OTHER COMPREHENSIVE INCOME/(LOSS):

Items that will not be reclassified subsequently to the consolidated income statement:
Remeasurement of defined benefit obligation from the year		(377)	(953)	530
Income tax relating to items that will not be reclassified subsequently		113	286	(158)
		(264)	(667)	372

Items that may be reclassified subsequently to the consolidated income statement:
Available-for-sale financial assets:
Valuation adjustments	28	288	(196)	(3,505)
Amounts reclassified to consolidated income statement	28	(261)	161	(120)
Income tax	28	(132)	53	1,174

Cash flow hedges:
Valuation adjustments	13	(1,161)	(612)	(1,095)
Amounts reclassified to consolidated income statement	13	1,548	1,479	1,785
Income tax	26	(116)	(260)	(207)
		166	625	(1,968)

Other comprehensive income/(loss) for the year, net of income tax		(98)	(42)	(1,596)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		13,262	14,022	14,940

Attributable to the Parent		13,261	14,009	14,940
Attributable to non-controlling interests		1	13	-

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity Attributable to the Parent	Non-Controlling Interests	Total Equity

BALANCES AT JANUARY 1, 2014	8,086	16,956	53,725	12,315	(419)	90,663	62	90,725

Profit for the year	-	-	-	13,359	-	13,359	1	13,360
Other changes in equity:
Transfer to accumulated reserves	-	-	12,315	(12,315)	-	-	-	-
Dividends declared	-	-	(3,473)	-	-	(3,473)	-	(3,473)
Other changes in non-controlling interest	-	-	-	-	-	-	(18)	(18)
Other comprehensive income/(loss) for the year, net of income tax	-	-	(264)	-	166	(98)	-	(98)
BALANCES AT DECEMBER 31, 2014	8,086	16,956	62,303	13,359	(253)	100,451	45	100,496

Profit for the year	-	-	-	14,051	-	14,051	13	14,064
Other changes in equity:
Transfer to accumulated reserves	-	-	13,359	(13,359)	-	-	-	-
Dividends declared	-	-	(6,760)	-	-	(6,760)	-	(6,760)
Other comprehensive income/(loss) for the year, net of income tax	-	-	(667)	-	625	(42)	-	(42)
BALANCES AT DECEMBER 31, 2015	8,086	16,956	68,235	14,051	372	107,700	58	107,758

Profit for the year	-	-	-	16,536	-	16,536	-	16,536
Other changes in equity:
Transfer to accumulated reserves	-	-	14,051	(14,051)	-	-	-	-
Dividends declared	-	-	(17,468)	-	-	(17,468)	-	(17,468)
Other changes in non-controlling interests	-	-	-	-	-	-	(3)	(3)
Other comprehensive income/(loss) for the year, net of income tax	-	-	372	-	(1,968)	(1,596)	-	(1,596)
BALANCES AT DECEMBER 31, 2016	8,086	16,956	65,190	16,536	(1,596)	105,172	55	105,227

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Millions of Pesos)

	2014	2015	2016
A. CASH FLOWS FROM OPERATING ACTIVITIES:	7,946	17,505	28,818
Profit for the year	13,360	14,064	16,536
Adjustments made to obtain the cash flows from operating activities-	5,268	5,971	7,129
Depreciation and amortization	1,682	1,863	2,058
Impairment losses on other assets (net)	(48)	-	-
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	15	(91)	(71)
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(2)	(7)	(20)
Income tax expense recognized in consolidated income statement	3,539	4,304	5,351
Expense recognized with respect to share-based payments	250	68	131
Effect of foreign exchange rate changes on foreign currency cash deposits	(168)	(166)	(320)
Net (increase)/decrease in operating assets-	(83,725)	(214,901)	(156,934)
Financial assets held for trading	(31,307)	(119,272)	(15,726)
Other financial assets at fair value through profit or loss	54,994	4,064	(13,903)
Available-for-sale financial assets	(21,664)	(31,971)	(52,951)
Loans and receivables	(87,818)	(67,060)	(74,811)
Other operating assets	2,070	(662)	457
Net increase/(decrease) in operating liabilities-	76,500	213,440	170,895
Financial liabilities held for trading	606	35,768	94,255
Other financial liabilities at fair value through profit or loss	31,892	97,821	(71,481)
Financial liabilities at amortized cost	46,549	75,398	130,265
Other operating liabilities	(2,547)	4,453	17,856
Income tax paid	(3,594)	(1,187)	(8,902)
Dividends received from equity instruments	137	118	94

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(2,499)	(2,946)	(3,092)
Payments-	(2,504)	(2,951)	(3,097)
Tangible assets	(1,279)	(1,190)	(1,096)
Intangible assets	(1,225)	(1,761)	(2,001)
Proceeds-	5	5	5
Disposal of tangible assets	5	5	5

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(3,473)	(6,760)	(7,171)
Payments-	(3,473)	(6,760)	(17,468)
Dividends paid to owners	(3,473)	(6,760)	(17,468)
Proceeds-	-	-	10,297
Issue of subordinated notes	-	-	10,297

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	168	166	320
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,142	7,965	18,875
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	49,681	51,823	59,788
G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	51,823	59,788	78,663

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of

December 31, 2015 and 2016 and for each of the three years

in the period ended December 31, 2016

(in millions of Mexican pesos)

1.  Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (hereinafter, Banco Santander (México)) together with its subsidiaries (hereinafter, the “Bank”) is a subsidiary of Grupo Financiero Santander México, S.A.B. de C.V. (hereinafter, “Parent” or “Parent company”), which holds 99.99% of its common stock and is regulated by, among others, the Credit Institutions Law (“Ley de Instituciones de Crédito”), the General Provisions Applicable to Credit Institutions, Regulated Multiple Purpose Finance Entities and Market Participants in Relation to Derivatives Contracts Listed on the Mexican Market issued by the Mexican National Banking and Securities Commission (hereinafter, the “CNBV”) and the Mexican Central Bank (hereinafter, “the Central Bank”, “Mexican Central Bank” or “Banco de México”). The Bank is also subject to the supervision and oversight of CNBV and the Mexican Central Bank.

The Bank’s main activity is to render banking and credit services under the terms of applicable laws, which services include, among others, reception of deposits, acceptance of loans, granting of loans, trading of securities and the execution of trust contracts.

Per legal requirements, the Bank has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The Bank conducts its business through branches and offices located throughout Mexico. The Bank is one of the largest private-sector banks in Mexico. The main offices of the Bank are located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Ciudad de Mexico, Mexico.

The issuance of the consolidated financial statements was authorized by Héctor Blas Grisi Checa, Executive President and Chief Executive Officer (CEO) and Director of the Group on October 17, 2017. Consequently, they do not reflect events occurring after that date. These consolidated financial statements are pending the approval of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in Mexican General Corporate Law (Ley General de Sociedades Mercantiles).

b)	Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter, IFRS) as issued by the International Accounting Standards Board (hereinafter, IASB) and interpretations issued by the IFRS Interpretations Committee.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets held for trading, other financial instruments at fair value through profit or loss, derivative financial instruments and available-for-sale financial assets that have been measured at fair value at the end of each reporting period, as explained in the accounting policies below (see Note 2).

Historical cost is based on the fair value of the consideration given in exchange for goods and services.

The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Mexican pesos.

The consolidated financial statements filed for Mexican statutory purposes are prepared in accordance with accounting principles and regulations prescribed by the CNBV, as amended, which are hereinafter referred to as Mexican Banking GAAP. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards (NIF), as issued by the Mexican Board of Financial Reporting Standards (CINIF), which, in turn, are supplemented and modified by specific rules mandated by the CNBV. The CNBV’s accounting rules principally relate to the recognition and measurement of impairment of loans and receivables, repurchase agreements, securities loans, consolidation of special purpose entities and foreclosed assets.

The most significant differences between Mexican Banking GAAP and IFRS, as they relate to the Bank, are in regard to:

a)	Allowance for impairment losses.

For Mexican Banking GAAP purposes, allowance for impairment losses and provisions for off-balance sheet risk are determined using prescribed formulas that are based primarily on an expected loss model. The expected loss model formulas are developed by the CNBV using information compiled from the Mexican lending market as a whole, which may differ significantly from the Bank’s credit loss experience.

b)	Effects of inflation.

Mexican Banking GAAP requires the recognition of the comprehensive effects of inflation when an economic environment becomes inflationary, which, for purposes of Mexican Banking GAAP, is indicated by a three-year cumulative inflation rate of approximately 26 percent or more.

c)	Actuarial gains and losses of the pension plan.

Under Mexican Banking GAAP, actuarial gains and losses from the year should be immediately recognized through other comprehensive income as remeasurement of defined benefit obligation and demand their subsequent recycling to profit or loss based on the average remaining life of the pension plan. IFRS require the recognition of actuarial gains and losses from the year immediately through other comprehensive income without recycling to profit or loss.

d)	Deferred employee profit sharing.

Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities.

e)	Consolidation of special purpose entities.

Mexican Banking GAAP does not require the consolidation of those special purpose entities created before January 1, 2009 over which control is exercised.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in total equity and consolidated statements of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these consolidated financial statements.

Application of new and revised IFRS

In the current year, the Bank has applied a number of new or revised International Accounting Standards (hereinafter, IAS), or IFRS issued by the IASB that are mandatorily effective for the accounting period beginning on January 1, 2016.

Annual Improvements to IFRS 2012 – 2014 Cycle

(Effective for annual periods beginning on or after January 1, 2016)

Standard	Subject of amendment	Details
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Changes in methods of disposal

The amendment introduces specific guidance in IFRS 5 for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa), or when held-for-distribution accounting is discontinued. The amendments state that:

•     Such reclassifications are not to be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

•     Assets that no longer meet the criteria for held for distribution to owners (and do not meet the criteria for held for sale) should be treated in the same way as assets that cease to be classified as held for sale.

The application of this amendment has had no impact on the amounts recognized in the Bank’s consolidated financial statements.

IFRS 7 Financial Instruments: Disclosure	Servicing contracts

The amendments provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for the purposes of the disclosures required in relation to transferred assets. Paragraph 42C(c) of IFRS 7 states that a pass-through arrangement under a servicing contract does not constitute a continuing involvement for the purposes of the transfer disclosure requirements. However, in practice, most service contracts have additional features that lead to a continuing involvement in the asset, for example, when the amount and/or timing of the servicing fee depend on the amount and/or the timing of the cash flows collected. The amendments add guidance to this effect.

The amendments apply retrospectively but, to avoid the risk of hindsight being applied in determining the fair value disclosures required, an entity is not required to apply the amendments to any period beginning before the annual period in which the amendments are first applied. A consequential amendment to IFRS 1 First-time Adoption of IFRS is also included in the amendments to avoid first-time adopters being disadvantaged.

The application of this amendment has had no impact on the amounts recognized in the Bank’s consolidated financial statements.

Applicability of the amendments to IFRS 7 on offsetting disclosure to condensed interim financial statements

Amendments to IFRS 7 were made to remove uncertainty as to whether the disclosure requirements on offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements, and if so, whether in all condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that the offsetting disclosures are not explicitly required for all interim periods. However, the disclosures may need to be included in condensed interim financial statements to comply with IAS 34 Interim Financial Reporting.

The amendments apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The application of this amendment has had no impact on the amounts recognized in the Bank’s consolidated financial statements.

IAS 19 Employee Benefits	Discount rate: regional market issue

The amendments to IAS 19 clarify that the high quality corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments would result in the depth of the market for high quality corporate bonds being assessed at currency level.

The amendments apply from the beginning of the earliest comparative period presented in the financial statements in which the amendments are first applied.

The application of this amendment has had no impact on the amounts recognized in the Bank’s consolidated financial statements.

IAS 34 Interim financial reporting	Disclosures of information included “elsewhere in the financial report”

The amendments clarify the requirements relating to information required by IAS 34 that is presented elsewhere within the interim financial report but outside the interim financial statements. The amendments require that such information be incorporated by way of a cross-reference from the interim financial statements to the other part of the interim financial report that is available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The application of this amendment has had no impact on the amounts recognized in the Bank’s consolidated financial statements.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IFRS 11 provide guidance on how to account for the acquisition of an interest in a joint operation in which the activities constitute a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other Standards (e.g. IAS 12 Income Taxes regarding recognition of deferred taxes at the time of acquisition and IAS 36 Impairment of Assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participates in the joint operation.

A joint operator is also required to disclose the relevant information required by IFRS 3 and other Standards for business combinations.

The amendments apply prospectively to acquisitions of interests in joint operations (in which the activities of the joint operations constitute businesses as defined in IFRS 3) occurring from the beginning of annual periods beginning on or after January 1, 2016.

The application of this amendment has had no impact on the amounts recognized in the Bank’s consolidated financial statements.

Amendments to IAS 1 Disclosure Initiative

(Effective for annual periods beginning on or after January 1, 2016)

The amendments were a response to comments that there were difficulties in applying the concept of materiality in practice as the wording of some of the requirements in IAS 1 had in some cases been read to prevent the use of judgment. Certain key highlights in the amendments are as follows:

•	An entity should not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions.

•	An entity need not provide a specific disclosure required by an IFRS if the information resulting from that disclosure is not material.

•	In the statement of comprehensive income, the amendments require separate disclosures for the following items:

-	the share of other comprehensive income of associates and joint ventures accounted for using the equity method that will not be reclassified subsequently to the consolidated income statement; and

-	the share of other comprehensive income of associates and joint ventures accounted for using the equity method that will be reclassified subsequently to the consolidated income statement.

The application of this amendment has had no impact on the amounts presented in the Bank’s consolidated financial statements.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted under the following two limited circumstances:

a)	when the intangible asset is expressed as a measure of revenue; or

b)	when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

The amendments apply prospectively. Currently, the Bank uses the straight-line method for depreciation and amortization for its tangible and intangible assets, respectively. Management believes that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, the application of this amendment has had no impact on the amounts recognized in the Bank’s consolidated financial statements.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IAS 16 and IAS 41 define a bearer plant and require biological assets that meet the definition of a bearer plant to be accounted for as property, plant and equipment in accordance with IAS 16, instead of IAS 41. In terms of the amendments, bearer plants can be measured using either the cost model or the revaluation model set out in IAS 16.

The produce growing on bearer plants continues to be accounted for in accordance with IAS 41.

The amendments apply retrospectively. The application of this amendment has had no impact on the amounts recognized in the Bank’s consolidated financial statements as the Bank is not engaged in agricultural activities.

Amendments to IAS 27 Equity Method in Separate Financial Statements

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IAS 27 focus on separate financial statements and allow the use of the equity method in such statements. Specifically, the amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	at cost;

•	in accordance with IFRS 9 Financial Instruments (or IAS 39 Financial Instruments: Recognition and Measurement for entities that have not yet adopted IFRS 9); or

•	using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

The same accounting must be applied to each category of investments.

The amendments also clarify that when a parent ceases to be an investment entity, or becomes an investment entity, it should account for the change from the date when the change in status occurs.

The amendments apply retrospectively. The application of this amendment has had no impact on the amounts recognized in the Bank’s consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IFRS 10, IFRS 12 and IAS 28 clarify that the exemption from preparing consolidated financial statements is available to a parent entity that is a subsidiary of an investment entity, even if the investment entity measures all its subsidiaries at fair value in accordance with IFRS 10. Consequential amendments have also been made to IAS 28 to clarify that the exemption from applying the equity method is also applicable to an investor in an associate or joint venture if that investor is a subsidiary of an investment entity that measures all its subsidiaries at fair value.

The amendments further clarify that the requirement for an investment entity to consolidate a subsidiary providing services related to the former’s investment activities applies only to subsidiaries that are not investment entities themselves.

Moreover, the amendments clarify that, in applying the equity method of accounting to an associate or a joint venture that is an investment entity, an investor may retain the fair value measurements that the associate or joint venture used for its subsidiaries.

Lastly, clarification is also made that an investment entity that measures all its subsidiaries at fair value should provide the disclosures required by IFRS 12 Disclosures of Interests in Other Entities.

The amendments apply retrospectively. The application of this amendment has had no impact on the amounts recognized in the Bank’s consolidated financial statements as the Bank is not an investment entity and does not have any holding company, subsidiary, associate or joint venture that qualifies as an investment entity.

IFRS 14 Regulatory deferral accounts

(Effective for annual periods beginning on or after January 1, 2016)

IFRS 14 specifies the accounting for regulatory deferral account balances that arise from rate-regulated activities. The Standard is available only to first-time adopters of IFRS who recognized regulatory deferral account balances under their previous GAAP. IFRS 14 permits eligible first-time adopters of IFRS to continue their previous GAAP rate-regulated accounting policies, with limited changes, and requires separate presentation of regulatory deferral account balances in the balance sheet, in the income statement and in the statement of comprehensive income. Disclosures are also required to identify the nature of, and risks associated with, the form of rate regulation that has given rise to the recognition of regulatory deferral account balances.

IFRS 14 is effective for an entity’s first annual IFRS financial statements for annual periods beginning on or after 1 January 2016; however, it is not applicable as the Bank is not a first-time adopter of IFRS.

New and revised IFRS that are not mandatorily effective (but allow early application) for the year ending December 31, 2016

The Bank has not yet adopted the following new or revised standards, as the effective dates are subsequent to the date of these consolidated financial statements. Management is currently analyzing the effects of adopting these new standards and has not yet quantified the potential impacts they may have on the consolidated financial statements.

•	Annual Improvements to IFRS 2014 – 2016 Cycle;

•	Amendments to IAS 12 Income taxes: recognition of deferred tax assets for unrealized losses;

•	Amendments to IAS 7 Disclosure Initiative;

•	Amendments to IAS 40 Investment Property;

•	Amendments to IFRS 2 Share-based payment: classification and measurement share-based payment transactions;

•	Amendments to IFRS 10 and IAS 28 Sale or Contribution of assets between an investor and its associate or joint venture;

•	IFRS 9 Financial Instruments;

•	IFRS 15 Revenue from Contracts with Customers;

•	IFRS 16 Leases;

•	IFRIC 22 The Effects of Changes in Foreign Exchange Rates;

•	Amendments to IFRS 4 Insurance Contracts;

•	IFRS 17 Insurance Contracts; and

•	IFRIC 23 Uncertainty over income tax treatments.

Annual Improvements to IFRS 2014 – 2016 Cycle

(Effective for annual periods beginning on or after January 1, 2017 and 2018)

Standard	Subject of amendment	Details
IFRS 1 First time adoption of IFRS	Deletion of short term exemptions for first time adopters

The amendment deletes the short-term exemptions in IFRS 1 that relate to IFRS 7, IAS 19 IFRS 12 and IAS 27, because they are redundant and are no longer applicable.

The amendments are effective for annual periods beginning on or after January 1, 2018.

IFRS 12 Disclosure of interest in Other Entities	Clarification of the scope of the Standard

IFRS 12 states that an entity need not provide summarized financial information for interests in subsidiaries, associates or joint ventures that are classified, or included in a disposal group, that is classified as held for sale in accordance with IFRS 5. The amendments clarify that this is the only concession from the disclosure requirements of IFRS 12 for such interests.

The amendments apply retrospectively and are effective for annual periods beginning on or after January 1, 2017.

IAS 28 Investments in Associates and Joint Ventures	Measuring an associate or joint venture at fair value

The amendments clarify that the option for a venture capital organization and other similar entities to measure investments in associates and joint ventures at fair value through profit or loss is available separately for each associate or joint venture, and that election should be made at initial recognition of the associate or joint venture.

In respect of the option for an entity that is not an investment entity to retain the fair value measurement applied by its associates and joint ventures that are investment entities when applying the equity method, the amendments make a similar clarification that this choice is available for each investment entity associate of investment entity joint venture.

The amendments apply retrospectively and are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

IAS 12 Recognition of deferred tax assets for unrealized losses

(Effective for annual periods beginning on or after January 1, 2017)

The amendments clarify the following:

•	Decreases below cost in the carrying amount of a fixed-rate debt instrument measured at fair value for which the tax base remains at cost give rise to a deductible temporary difference, irrespective of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use, or whether it is probable that the issuer will pay all the contractual cash flows;

•	When an entity assesses whether taxable profits will be available against which it can utilize a deductible temporary difference, and the tax law restricts the utilization of losses to deduction against income of a specific type (i.e. capital losses can only be set off against capital gains), an entity assesses a deductible temporary difference in combination with other deductible temporary difference of that type, but separately from other types of deductible temporary differences;

•	The estimate of probable future taxable profit may include the recovery of some of an entity’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the entity will achieve this; and

•	In evaluating whether sufficient future taxable profits are available, an entity should compare the deductible temporary differences with future taxable profits excluding tax deductions resulting from the reversal of those deductible temporary differences.

The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with earlier application permitted.

Amendments to IAS 7 Disclosure initiative

(Effective for annual periods beginning on or after January 1, 2017)

The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments do not prescribe a specific format to disclose financing activities; however, an entity may fulfil the disclosure objective by providing a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with earlier application permitted. Entities are not required to present comparative information for earlier periods.

Amendments to IAS 40 Transfers of Investment Property

(Effective for annual periods beginning on or after January 1, 2018, earlier application is permitted)

The amendments reflect the principle that a change in use would involve:

•	An assessment of whether a property meets, or has ceased to meet, the definition of investment property; and

•	Supporting evidence that a change in use has occurred.

The amendments also emphasize that a change in management’s intentions, alone, would not be enough to support a transfer of property. An entity must have taken observable actions to support such a change.

Amendments to IFRS 2 Share-based payment: classification and measurement share-based payment transactions

(Effective for annual periods beginning on or after January 1, 2018)

The amendments clarify the following:

•	In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments.

•	Where tax law or regulation requires an entity to withhold a specified number of equity instruments equal to the monetary value of the employee’s tax obligation to meet the employee’s tax liability which is then remitted to the tax authority (typically in cash), i.e. the share-based payment arrangement has a “net settlement feature”, such an arrangement should be classified as equity-settled in its entirety, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature.

•	A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows:

-	The original liability is derecognized;

-	The equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and

-	Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in profit or loss immediately.

The amendments are effective for annual reporting periods beginning on or after January 1, 2018 with earlier application permitted. Specific transition provisions apply. Management anticipates that the application of these amendments may have an impact on the Bank’s consolidated financial statements in future periods should such transactions arise.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

(Effective for annual periods beginning on or after a date to be determined)

The amendments deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. IAS 28 and IFRS 10 are amended, as follows:

IAS 28 has been amended to reflect the following:

•	Gains and losses resulting from transactions involving assets that do not constitute a business between an investor and its associate or joint venture are recognized to the extent of unrelated investors’ interests in the associate or joint venture.

•	Gains or losses from downstream transactions involving assets that constitute a business between an investor and its associate or joint venture should be recognized in full in the investor’s financial statements.

IFRS 10 has been amended to reflect the following:

•	Gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

In December 2015, the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Earlier application of these amendments is still permitted.

IFRS 9 Financial Instruments (as revised in 2014)

(Effective for annual periods beginning on or after January 1, 2018)

In July 2014, the IASB finalized the reform of financial instruments accounting and issued IFRS 9 (as revised in 2014), which contains the requirements for a) the classification and measurement of financial assets and financial liabilities, b) impairment methodology, and c) general hedge accounting. IFRS 9 (as revised in 2014) will supersede IAS 39 upon its effective date.

Key requirements of IFRS 9

Phase 1: Classification and measurement of financial assets and financial liabilities

With respect to the classification and measurement, the number of categories of financial assets under IFRS 9 has been reduced and all recognized financial assets that are currently within the scope of IAS 39 will be subsequently measured at either amortized cost or fair value under IFRS 9.

Specifically:

•	a debt instrument that (i) is held within a business model whose objective is to collect the contractual cash flows and (ii) has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding must be measured at amortized cost (net of any write-down for impairment), unless the asset is designated at fair value through profit or loss (FVTPL) under the fair value option;

•	a debt instrument that (i) is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and (ii) has contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, must be measured at fair value through other comprehensive income (FVTOCI), unless the asset is designated at FVTPL under the fair value option;

•	all other debt instruments must be measured at FVTPL; and

•	all equity investments are to be measured in the balance sheet at fair value, with gains and losses recognized in the consolidated income statement except that if an equity investment is not held for trading, an irrevocable election can be made at initial recognition to measure the investment at FVTOCI, with dividend income recognized in the consolidated income statement.

IFRS 9 also contains requirements for the classification and measurement of financial liabilities and derecognition requirements. One major change from IAS 39 relates to the presentation of changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of that liability. Under IFRS 9, such changes are presented in other comprehensive income, unless the presentation of the effect of the change in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the consolidated income statement. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to the consolidated income statement. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as FVTPL is presented in the consolidated income statement.

The main activity of the Bank is the concession of retail banking operations and does not concentrate its exposure on complex financial products. The main objective of the Bank is to achieve a homogeneous implementation of the classification of financial instruments of the portfolios established under IFRS 9 and, for this purpose, it has developed standardized guidelines to enable a homogeneous analysis in all of its business units.

The Bank is currently implementing an analysis of its portfolios under the mentioned guidelines in order to identify and classify the financial instruments into their corresponding portfolio under IFRS 9.

Based on the analysis currently being carried out, the Bank expects that:

•	Financial assets classified as loans and receivables under IAS 39 will generally continue to be classified into amortized cost.

•	Available-for-sale debt instruments will continue to be classified at fair value with changes presented in other comprehensive income or at amortized cost: nevertheless, some of these assets could be classified at fair value with changes recognized in profit or loss for the year.

•	Available-for-sale equity instruments will be classified at fair value with changes recognized in the consolidated income statement, unless the Bank decides, for non-trading assets, to classify them at fair value with changes presented in other comprehensive income (irrevocably).

IAS 39 financial liabilities classification and measurement criteria remains substantially under IFRS 9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at FVTPL, due to the entity credit risk, will be classified in other comprehensive income.

Phase 2: Impairment of financial assets

The impairment model under IFRS 9 reflects expected credit losses, as opposed to incurred credit losses under IAS 39. Under the impairment approach in IFRS 9, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

The IFRS 9 asset impairment model is applicable to financial assets valued at amortized cost, to debt instruments valued at FVTOCI, to leasing receivables, and to loan commitments and financial guarantees in the scope of IFRS 9 not accounted for at FVTPL.

Application of practical expedients under IFRS 9

IFRS 9 contains a set of practical expedients that might be used by the entities to facilitate its implementation. However, in order to achieve full and high-quality implementation of the standard, considering industry best practices, these practical solutions will not be widely used:

•	Rebuttable presumption that the credit risk has increased significantly, when payments are more than 30 days past due: this threshold will be used as an additional – but not primary - indicator of significant risk increase.

•	Financial instruments that have low credit risk at the reporting date.

Impairment estimation methodology

The portfolio of financial instruments subject to impairment will be divided into three categories, based on the stage of each instrument regarding its level of credit risk:

•	Stage 1: financial instruments will be considered to be within this stage when there has been no significant increase in their credit risk since their initial recognition. In this case, the allowance for impairment losses will reflect the expected credit losses arising from defaults over the 12 months from the reporting date.

•	Stage 2: financial instruments are included within this stage when there has been a significant increase in their credit risk since the date of their initial recognition, but the impairment has not materialized. In this case, the allowance for impairment losses will reflect the expected losses from defaults over the residual life of the financial instrument. The existence of a significant increase in credit risk will be determined by considering the quantitative indicators used in the ordinary management of credit risk, together with other qualitative variables, such as the indication of whether refinanced transactions are considered non-impaired and transactions included in special debt sustainability agreements.

•	Stage 3: financial instruments are catalogued within this stage when they show effective signs of impairment as a result of one or more events that have already occurred that will result in a loss. In this case, the allowance for impairment losses will reflect the expected losses for credit risk over the expected residual life of the financial instrument.

The required methodology for calculating expected loss for credit events will be based on an unbiased and weighted consideration of the occurrence of a range of possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. gross domestic product (GDP), house pricing, unemployment rate, etc.).

In estimating the parameters used in the expected loss calculation (“Exposure at Default” (EAD), “Probability of Default” (PD), “Loss Given Default” (LGD) and discount rate), the Bank leverages its experience of developing internal models for calculating parameters for regulatory and management purposes.

The definition of default is consistent with the definition of default used by the Bank. IFRS 9 does not define default, but contains a rebuttable presumption that default has occurred when an exposure is greater than 90 days past due.

The measurement and the classification of the expected credit losses require a high degree of judgment and estimations that must consider information about past events and current conditions as well as forecasts of future events (use of present, past and future information). In this sense, our estimations of expected losses consider multiple macroeconomic scenarios which probability will be assessed considering past event, the current situation and future trends of macroeconomic factors such as GDP and unemployment rate. This information will be the input to assess the significant increases in credit risk, as well as utilizing PD estimations.

The Bank currently uses forward-looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Bank will leverage its experience in the management of such information and maintain consistency with the information used in the other processes.

Impairment recording

The main change with respect to the current standard relates to assets measured at fair value with changes presented in other comprehensive income. For these assets, the portion of the changes in fair value due to expected credit losses will be recognized in the consolidated income statement while the rest will be recognized in other comprehensive income.

Phase 3: Hedge accounting

The general hedge accounting requirements of IFRS 9 retain the three types of hedge accounting mechanisms in IAS 39. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is no longer required. Far more disclosure requirements about an entity’s risk management activities have been introduced.

The work on macro hedging by the IASB is still at a preliminary stage – a discussion paper was issued in April 2014 to gather preliminary views and direction from constituents with a comment period that ended in October 2014. The project is still under analysis.

According to the analysis performed until now, the Bank expects to maintain the application of IAS 39 in hedge accounting.

Transition

IFRS 9 (as revised in 2014) is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. If an entity elects to apply IFRS 9 early, it must apply all of the requirements in IFRS 9 at the same time, except for those relating to:

1.	The presentation of fair value gains and losses attributable to changes in the credit risk of financial liabilities designated as at FVTPL, the requirements for which an entity may early apply without applying the other requirements in IFRS 9; and

2.	Hedge accounting, for which an entity may choose to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements of IFRS 9.

An entity may early apply the earlier versions of IFRS 9 instead of the 2014 version if the entity’s date of initial application of IFRS 9 is before February 1, 2015. The date of initial application is the beginning of the reporting period when an entity first applies the requirements of IFRS 9.

IFRS 9 contains specific transitional provisions for i) classification and measurement of financial assets; ii) impairment of financial assets; and iii) hedge accounting.

The Bank is evaluating the effects of IFRS 9 application. Once this evaluation is finished, the Bank will communicate the expected impact when a reliable estimation can be made, which is expected to be prior to the end 2017. IFRS 9 application could suppose a loan impairment increase and a longer variability in the Bank future results.

IFRS 9 implementation strategy

The Bank has established a work-stream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment. Accordingly, the Bank is working towards defining an objective internal model and analyzing all the changes, which are needed to adapt accounting classifications and credit risk impairment estimation models in force to the previous definitions.

In principle, the governance structure currently implemented, complies with the requirements set out in the new standards.

Regarding the governance structure, the Bank has set up a regular committee to manage the project governance structure, and a task force, which is responsible for its tasks, and also assuring that the pertinent responsible teams take part.

Hence, the main areas involved in the project at the highest level, and which are thus represented in the project governance bodies, are Risks, Finance, Accounting, Control and Technology and Operations. Both the internal audit area and the external auditor are also involved in the project, having shared the implementation plan and keeping regular meetings about the status of the project.

The project’s main phases and milestones

During this exercise, the Bank has successfully completed the design and development phase of the implementation plan. The major milestones achieved include:

•	Complete the definition of functional requirements as well as the design of an operational model adapted to the requirements of IFRS 9.

•	Development a training plan for all the staff who could be involved or impacted with the standards application.

•	At the Information Technology (IT) environment, the technological needs have been identified as well as the necessary adaptations to the existing control environment.

The Bank is currently in the implementation phase of the models and requirements defined. The objective of the Bank at this stage is to ensure an efficient implementation, optimizing its resources as well as the designs elaborated in previous stages.

Once the implementation phase is completed, the Bank will test the effective performance of the model through several simulations and ensuring that the transition to the new operating model meets the objectives established in the previous phases. This last phase includes the parallel execution of the allowance for impairment losses calculation, as a complement to the internal simulations that the Bank has been carrying out during the different phases of the project and to the participation of the Bank in the different impact assessments that the regulators have carried out.

The Audit Committee is aware of the project and its relevance to the Bank and is expected to follow up the project to its final implementation.

As of date outstanding of these consolidated financial statements, the work conducted by the Bank includes the review of the financial instruments affected by the classification and measurement requirements of IFRS 9 and the development of an impairment methodology in order to support the calculation of the provision for expected credit losses.

•	The Parent has elaborated the main accounting policy standards and methodology framework that has been used as a reference for the implementation developments conducted by the Bank.

•	In terms of the status of classification and measurement:

-	Since 2016, the Bank has been carrying out an analysis on their investment portfolio, focusing on those products that may cause a material change in the applicable accounting methodology, motivated by both, the relevant business model and the non-compliance of the Solely Payment of Principal and Interest test (“SPPI test”).

-	Additionally, based on 2017 available information, the Bank is completing the mentioned analysis extending the investment portfolio review. This analysis is currently underway.

•	At the date of these consolidated financial statements, the Bank has completed the development of the core portfolio impairment-models. This degree of implementation of the impairment methodologies is enabling to:

-	Analyze the causes of the impact on all portfolios of the Bank.

-	Consolidate the impact at a Bank level.

•	Derived from the information mentioned above, the Bank will formally begin, as included in the implementation plan, the model validation of provisions under IFRS 9.

•	The governance process of the development, validation and approval of the models is now underway after the commencement of the validation work of the first models by both, Internal Corporate Validation team of the Parent and the Internal Validation team of the Bank.

•	Given the importance of the control environment of the processes, progress has been made on the corporate elaboration of the governance model in relation with the calculation of provisions, making a first design of the controls to be included in the new developments carried out in the implementation of the new standard.

IFRS 15 Revenue from Contracts with Customers

(Effective for annual periods beginning on or after January 1, 2018)

In May 2014, IFRS 15 was issued, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the following revenue Standards and Interpretations upon its effective date:

•	IAS 18 Revenue;

•	IAS 11 Construction Contracts;

•	IFRIC 13 Customer Loyalty Programmes;

•	IFRIC 15 Agreements for the Construction of Real Estate;

•	IFRIC 18 Transfers of Assets from Customers; and

•	SIC 31 Revenue-Barter Transactions Involving Advertising Services.

As suggested by the title of the new revenue Standard, IFRS 15 will only cover revenue arising from contracts with customers. Under IFRS 15, a customer of an entity is a party that has contracted with the entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. Unlike the scope of IAS 18, the recognition and measurement of interest income and dividend income from debt and equity investments are no longer within the scope of IFRS 15. Instead, they are within the scope of IAS 39 (or IFRS 9 if it is early adopted).

As mentioned above, the new revenue Standard has a single model to deal with revenue from contracts with customers. Its core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The new revenue Standard introduces a five-step approach to revenue recognition and measurement:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Far more prescriptive guidance has been introduced by the new revenue Standard:

•	Whether or not a contract (or a combination of contracts) contains more than one promised good or service, and if so, when and how the promised goods or services should be unbundled.

•	Whether the transaction price allocated to each performance obligation should be recognized as revenue over time or at a point in time. Under IFRS 15, an entity recognizes revenue when a performance obligation is satisfied, which is when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Unlike IAS 18, the new Standard does not include separate guidance for “sales of goods” and “provision of services”; rather, the new Standard requires entities to assess whether revenue should be recognized over time or at a particular point in time regardless of whether revenue relates to “sales of goods” or “provision of services”.

•	When the transaction price includes a variable consideration element, how it will affect the amount and timing of revenue to be recognized. The concept of variable consideration is broad; a transaction price is considered variable due to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties and contingency arrangements. The new Standard introduces a high hurdle for variable consideration to be recognized as revenue – that is, only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

•	When costs incurred to obtain a contract and costs to fulfill a contract can be recognized as an asset.

Extensive disclosures are required by the new Standard.

In April 2016, the IASB issued Clarifications to IFRS 15 in response to feedback received by the IASB/FASB Joint Transition Resource Group for Revenue Recognition, which was formed to address potential issues associated with the implementation of IFRS 15 and the US GAAP equivalent, ASC topic 606. The Clarifications to IFRS 15 clarified the following areas:

•	Identifying performance obligations: by providing illustrative factors for consideration in assessing whether the promised goods or services are distinct;

•	Principal versus agent considerations: by clarifying that an entity should assess whether it is a principal or agent for each distinct good or service promised to the customer, and by amending and reframing the indicators to assess whether an entity is a principal or agent; and

•	Licensing application guidance: in determining whether the license grants customers a right to use the underlying intellectual property (IP) (which would result in point time revenue recognition) or a right to access the IP (which would result in revenue recognition over time), an entity is required to determine whether (i) its ongoing activities are expected to significantly change the form or the functionality of the IP or (ii) the ability of the customer to obtain benefit from the IP is substantially derived from or dependent upon those activities.

IFRS 15, together with the clarifications thereto issued in April 2016, is effective for reporting periods beginning on or after January 1, 2018 with early application permitted. Entities can choose to apply the Standard retrospectively or to use a modified transition approach, which is to apply the Standard retrospectively only to contracts that are not completed contracts at the date of initial application (for example, January 1, 2018 for an entity with a December 31 year-end). The Clarification to IFRS 15 also introduces additional practical expedients for entities transitioning to IFRS 15 on (i) contract modifications that occurred prior to the beginning of the earliest period presented and (ii) contracts that were completed at the beginning of the earliest period presented.

At the current date, Management is assessing the possible impacts derived from this new standard. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Bank performs a detailed review.

IFRS 16 Leases

(Effective for annual periods beginning on or after January 1, 2019)

IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It will supersede the following lease Standard and Interpretations upon its effective date:

•	IAS 17 Leases;

•	IFRIC 4 Determining whether an Arrangement contains a Lease;

•	SIC-15 Operating Leases – Incentives; and

•	SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer. Control is considered to exist if the customer has:

•	The right to obtain substantially all of the economic benefits from the use of an identified asset; and

•	The right to direct the use of that asset.

The Standard provides detailed guidance to determine whether those conditions are met, including instances where the supplier has substantive substitution rights, and where the relevant decisions about how and for what purpose the asset is used are predetermined.

IFRS 16 introduces significant changes to lessee accounting: it removes the distinction between operating and finance leases under IAS 17 and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement for all leases, except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others.

If a lessee elects not to apply the general requirements of IFRS 16 to short-term leases (i.e. one that does not include a purchase option and has a lease term at commencement date of 12 months or less) and leases of low value assets, the lessee should recognize the lease payments associated with those leases as an expense on either a straight-line basis over the lease term or another systematic basis, similar to the current accounting for operating leases.

In contrast to lessee accounting, the IFRS 16 lessor accounting requirements remain largely unchanged from IAS 17, which continue to require a lessor to classify a lease either as an operating lease or a finance lease.

In addition, IFRS 16 also provides guidance on the accounting for sale and leaseback transactions. Extensive disclosure is also required.

IFRS 16 is effective for reporting periods beginning on or after January 1, 2019 with early application permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. A lessee can apply IFRS 16 either by a full retrospective approach or a modified retrospective approach. If the latter approach is selected, an entity is not required to restate the comparative information and the cumulative effect of initially applying IFRS 16 must be presented as an adjustment to opening retained earnings (or other component of equity as appropriate).

At the current date, Management is assessing the possible impacts derived from this new standard. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 16 until the Bank performs a detailed review.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

(Effective for annual periods beginning on or after January 1, 2018, earlier application is permitted)

The Interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. It does not apply when an entity measures the related asset, expense or income on initial recognition at fair value or at the fair value of the consideration received or paid at a date other than the date of initial recognition of the non-monetary asset or non-monetary liability. In addition, the Interpretation need not be applied to income taxes, insurance contracts or reinsurance contracts.

Management does not anticipate that the application of this IFRIC will have a material effect on the Bank’s consolidated financial statements.

Amendments to IFRS 4 Insurance Contracts

(Effective for annual periods beginning on or after January 1, 2018)

The amendments introduce two alternative options that will allow entities issuing contracts within the scope of IFRS 4:

•	To apply a temporary exemption from applying IFRS 9 until the earlier of the effective date of a new insurance contracts standard and annual reporting periods beginning on or after 1 January 2021. This exemption will only be available to entities whose activities are predominantly connected with insurance (temporary exemption). Or;

•	Adopt IFRS 9 but, for designated financial assets, remove from profit or loss the effects of some of the accounting mismatches that may occur before IFRS 17 Insurance Contracts is implemented (overlay approach) The amendments make these alternative options part of IFRS 4, rather than changing IFRS 9.

This standard is not applicable as there is no insurance entity as subsidiary of the Bank.

IFRS 17 Insurance contracts

(Effective for annual periods beginning on or after January 1, 2021, earlier application is permitted)

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. This information gives a basis for users of financial statements to assess the effect that insurance contracts have on the entity's financial position, financial performance and cash flows.

This standard measures insurance contracts either under the general model or a simplified version of this called the Premium Allocation Approach. The general model is defined such that at initial recognition an entity shall measure a group of contracts at the total of (a) the amount of fulfilment cash flows (“FCF”), which comprise probability-weighted estimates of future cash flows, an adjustment to reflect the time value of money (“TVM”) and the financial risks associated with those future cash flows and a risk adjustment for non-financial risk; and (b) the contractual service margin (“CSM”).

On subsequent measurement, the carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims. The liability for remaining coverage comprises the FCF related to future services and the CSM of the group at that date. The liability for incurred claims is measured as the FCF related to past services allocated to the group at that date.

An entity may simplify the measurement of the liability for remaining coverage of a group of insurance contracts using the premium allocation approach on the condition that, at initial recognition, the entity reasonably expects that doing so would produce a reasonable approximation of the general model, or the coverage period of each contract in the group is one year or less.

This standard is not applicable as there is no an insurance entity as a subsidiary of the Bank.

IFRIC 23 Uncertainty over income tax treatments

(Effective for annual periods beginning on or after January 1, 2019)

IFRIC 23 provides requirements that add to the requirements in IAS 12 by specifying how to reflect the effects of uncertainty in accounting for income taxes.

This interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatment under IAS 12.

Management does not anticipate that the application of this IFRIC will have a material effect on the Bank’s consolidated financial statements.

c)	Critical accounting estimates

IFRS requires that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

The critical accounting estimates applied in the preparation of these consolidated financial statements and related footnote disclosures are as follows:

- Fair value measurement of certain financial instruments (see Note 2.d. iii. and Note 44.d.).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Bank takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements for certain financial instruments is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17 and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36.

When there is no market price available for an identical instrument, the Bank measures fair value using other valuation techniques that are commonly used by the financial markets that maximize the use of relevant observable inputs and minimize the use of unobservable inputs as explained in Note 2.d.

The availability of observable prices or inputs varies by product and market, and may change over time. The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets. The level of subjectivity and degree of management judgment required are more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable.

In making appropriate valuation adjustments, we follow methodologies that consider factors such as liquidity and credit risk (both counterparty credit risk in relation to financial assets and our own credit risk in relation to financial liabilities, which are at fair value through profit or loss).

- Fair value estimates used in disclosures (see Note 2.d. iii. and Note 44.d.).

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1: inputs that are quoted market prices (unadjusted) in active markets for identical instruments;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable either directly (i.e., as prices) or indirectly (i.e., derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques in which all significant inputs are directly or indirectly observable from market data; and

•	Level 3: inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments for which significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

This disclosure is provided in Note 2.d.iii.

For financial instruments measured at amortized cost (which include balances with the Central Bank, loans and receivables, deposits and short-term and long-term debt issued), the Bank discloses the fair value. This disclosure is provided in Note 44.d. Generally, there is no trading activity in these instruments, and the fair value determination therefore requires significant management judgment.

-	Allowance for impairment losses and provisions for off-balance sheet risk (see Note 2.g., Note 12.c. and Note 24.f).

Financial assets not measured at fair value are assessed for objective evidence of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial instrument have been affected.

In addition, the Bank recognizes credit losses inherent in financial instruments not measured at fair value taking into account historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods, which have not yet been allocated to specific transactions.

The Bank uses the concept of incurred loss to quantify the credit losses, using statistical models that consider the following four factors: EAD, PD, LGD and the Loss Identification Period (LIP), as further discussed in Note 2.g.

The accounting estimates and judgments related to the allowance for impairment losses and provisions for off-balance sheet risk are a critical accounting estimate for the Bank because the underlying assumptions used to assess the impairment can change from period to period and may significantly affect the Bank’s operating results, particularly in circumstances of economic and financial uncertainty. Further, the statistical models incorporate numerous estimates and judgments (for example, PD, LGD and segmentation of loans in groups with similar credit risk characteristics, etc.). As such, the actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual credit losses to differ from the recognized allowance for impairment losses or provisions for off-balance sheet risk.

-	The recognition and measurement of deferred tax assets (see Note 26).

As discussed in Note 2.t., deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

In determining the amount of deferred tax assets, the Bank uses current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

The Bank believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because it requires significant management judgment and the underlying assumptions used in the estimate can change from period to period (for example, future projected operating performance of the Bank).

-	Impairment of other financial assets (see Notes 9 and 10).

The Bank’s financial assets classified as available-for-sale are evaluated for impairment at each reporting date. For investments in debt and equity instruments classified as available-for-sale, objective evidence of impairment would include, among other things, significant or prolonged decline in fair value of the security below its cost, specific conditions in an industry or geographical area, specific information regarding the financial condition of the company to which the investment relates or the disappearance of an active market for the financial asset due to financial difficulties. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Bank considers this to be a critical accounting estimate.

-	Goodwill and business combinations (see Note 16).

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recognized in connection with acquisitions as well as acquired intangible assets. Accounting for goodwill and acquired intangible assets requires management’s estimates regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recognized, (2) the amortization period (for identified intangible assets other than those with indefinite lives or goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.

The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Bank.

To determine the initial amount of goodwill to be recognized on an acquisition, the Bank determines the fair value of the consideration and the fair value of the net assets acquired. The Bank uses internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid. The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

-	Impairment of goodwill (see Note 16).

For the purposes of impairment testing, goodwill is allocated to each of the Bank’s cash-generating units (CGUs) (or groups of CGUs) that is expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired.

Determining whether goodwill is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires that management estimates the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, an impairment loss may arise. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro rata based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in the consolidated income statement. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Details of the impairment of goodwill calculation are set out in Note 16.

-	Defined benefit plan (see Note 24.c.).

The net cost of the defined benefit pension plan and other post-employment medical benefits and the present value of the pension obligation are determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These assumptions include the determination of the discount rate. Any changes in these assumptions will affect the carrying amount of pension obligations.

The Bank determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The Bank’s defined benefit obligation is discounted at a rate set by reference to market yields at the end of the reporting period on high quality corporate bonds.

Further details about pension obligations are given in Note 24.c.

-	The recognition and measurement of certain provisions and contingencies (see Note 24).

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event; it is probable that the Bank will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

The Bank estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax matters to the extent that a current obligation exists, the losses are probable and can be reasonably estimated. Significant judgment is required in making these estimates and the Bank’s final liabilities may ultimately be materially different. The Bank’s actual losses may differ materially from recognized amounts.

d)	Events after the reporting period

On December 21, 2016, the SHCP authorized the merger of Santander Vivienda, S.A. de C.V. (Santander Vivienda) as merging entity with Santander Hipotecario, S.A. de C.V. (Santander Hipotecario) and Santander Holding Vivienda, S.A. de C.V. (Santander Holding Vivienda) both as merged entities. The merger was effective on January 1, 2017.

No additional significant events occurred from January 1, 2017 to the date on which these consolidated financial statements were authorized for issue.

2. Accounting policies

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions

i.	Functional currency

The functional currency of all entities comprising the Bank is the Mexican Peso (hereinafter, peso or $). Therefore, all balances and transactions denominated in currencies other than the peso are deemed to be denominated in foreign currency.

ii.	Recognition of exchange differences

The gains and losses arising on the translation of foreign currency balances to the functional currency are recognized at their net amount under Exchange differences (net) in the consolidated income statement, except for exchange differences arising on financial instruments at FVTPL, which are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement without distinguishing them from other changes in fair value and for exchange differences arising on non-monetary items measured at FVTOCI, which are recognized under Valuation adjustments in the consolidated other comprehensive income.

iii.	Exposure to foreign currency risk

In preparing the consolidated financial statements, transactions in currencies other than the Bank’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are retranslated to the functional currency at the rates prevailing at the consolidated balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated to the functional currency at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

The Bank performs a large number of foreign currency transactions, mainly in US dollars (USD). The transactions, assets and liabilities denominated in foreign currencies are translated to pesos based on the exchange rates published by the Central Bank.

The “Fix” (48-hour) exchange rate used was $17.2487 per one USD and $20.6194 per one USD as of December 31, 2015 and 2016, respectively.

b)	Basis of consolidation

i.	Subsidiaries

The consolidated financial statements incorporate the financial statements of Banco Santander (México) and entities (including structured entities) controlled by Banco Santander (México), together with its subsidiaries. Control is achieved when Banco Santander (México):

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Bank, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. Any excess of the acquisition cost, the amount recognized for non-controlling interests of the acquiree and the fair value of the acquirer’s previous held equity interest in the acquiree over the fair values of the identifiable net assets acquired are recognized as goodwill (see Note 16). Negative differences are recognized in the consolidated income statement on the date of acquisition.

The consolidated income statement and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance (see Note 27).

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Bank’s accounting policies.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.

The share of third parties of the Bank's consolidated equity is presented under Non-controlling interests in the consolidated balance sheet (see Note 27). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

A listing of the subsidiaries as of December 31, 2015 and 2016 is summarized in Note 48.

ii.	Investments in associates or joint ventures (jointly controlled entities)

An associate is an entity over which the Bank has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of associates or joint ventures are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Bank’s share of the consolidated income statement and other comprehensive income of the associate or joint venture. When the Bank’s share of losses of an associate or a joint venture exceeds the Bank’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Bank’s net investment in the associate or joint venture), the Bank discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Bank’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Bank’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in the consolidated income statement in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Bank’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Bank discontinues the use of the equity method from the date when the investment ceases to be an associate or a joint venture, or when the investment is classified as held for sale. When the Bank retains an interest in the former associate or joint venture and the retained interest is a financial asset, the Bank measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate or joint venture at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate or joint venture is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Bank accounts for all amounts previously recognized in other comprehensive income in relation to that associate or joint venture on the same basis as would be required if that associate or joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to the consolidated income statement on the disposal of the related assets or liabilities, the Bank reclassifies the gain or loss from equity to the consolidated income statement (as a reclassification adjustment) when the equity method is discontinued.

The Bank continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When the Bank reduces its ownership interest in an associate or a joint venture but the Bank continues to use the equity method, the Bank reclassifies to the consolidated income statement the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to the consolidated income statement on the disposal of the related assets or liabilities.

When a Bank’s subsidiary transacts with an associate or a joint venture of the Bank, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Bank’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Bank.

As of December 31, 2015 and 2016, the Bank did not have any associates.

As of December 31, 2015 and 2016, the Bank has a commercial alliance with Elavon México in order to share revenues and expenses jointly related to the merchant services. This commercial alliance is not material to the Bank’s consolidated financial statements.

iii.	Structured entities

When the Bank incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Bank determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated.

These structured entities include securitization special purpose vehicles (SPV) and employee benefit trusts (EBT) established for employee share-based plans, which are consolidated over which it is considered that the Bank continues to exercise control.

Note 12.g contains information regarding securitized mortgage assets.

Share-based payments are discussed in Note 41.b, 41.c, 41.d and 41.e.

iv.	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, liabilities incurred by the Bank to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated income statement as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 and IAS 19, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed (see Note 2.m). If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in the consolidated income statement as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another IFRS.

When the consideration transferred by the Bank in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in the consolidated income statement.

When a business combination is achieved in stages, the Bank’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in the consolidated income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the consolidated income statement where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Bank reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect additional information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

v.	Changes in the Bank’s ownership interests in existing subsidiaries

Changes in the Bank’s ownership interests in subsidiaries that do not result in the Bank losing control over the subsidiaries are accounted for as equity transactions, no gain or loss is recognized in the consolidated income statement and the initially recognized goodwill is not remeasured. The carrying amounts of the Bank’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in Accumulated reserves in Shareholders’ equity and attributed to owners of the Bank.

When the Bank loses control of a subsidiary, a gain or loss is recognized in the consolidated income statement and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in Valuation adjustments in the consolidated other comprehensive income in relation to that subsidiary are accounted for as if the Bank had directly disposed of the related assets or liabilities of the subsidiary (i.e., reclassified to the consolidated income statement or transferred to another category of equity as specified/permitted by applicable IFRS). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

c)	Definitions and classification of financial instruments

i.	Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and financial liabilities are recognized when the Bank becomes a party to the contractual provisions of the financial instruments.

An equity instrument is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

IAS 39 defines a derivative as a financial instrument or other contract within the scope of the Standard with all three of the following characteristics:

•	its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the “underlying”);

•	it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

•	it is settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The following transactions are not treated for accounting purposes as financial instruments:

-	Pensions and similar obligations (see Note 24.c.).

-	Share-based payments (see Note 41.b., 41.c., 41.d and 41.e.).

ii.	Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they relate to Cash and balances with central banks or Hedging derivatives, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

-	Financial assets held for trading (at FVTPL): This category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

-	Other financial assets at fair value through profit or loss: This category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, such as reverse repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

-	Available-for-sale financial assets: This category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and joint ventures, provided that such instruments have not been classified as Financial assets held for trading or as Other financial assets at fair value through profit or loss.

-	Loans and receivables: This category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other credit institutions, whatever the legal instrument and unquoted debt securities constituting part of the Bank’s business.

The Bank generally intends to hold the loans and receivables granted by it until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (net of allowance for impairment losses).

-	Held-to-maturity investments: This category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

As of December 31, 2015 and 2016, the Bank did not hold any investment classified as held to maturity.

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash and balances with the Central Bank: cash balances and balances receivable including the compulsory deposits with the Central Bank.

-	Loans and receivables: includes the debit balances of all credit and loans granted by the Bank, other than those classified as securities, as well as finance lease receivables and other receivables and other debit balances of a financial nature in favor of the Bank, such as balances receivable from clearing houses and settlement agencies for transactions carried out on the stock exchange and other organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services.

Loans and receivables are classified in accordance with the institutional sector to which the debtor belongs, into:

-	Loans and advances to credit institutions: loans of any nature, including deposits provided to credit institutions.

-	Loans and advances to customers: includes all other loans.

-	Debt instruments: bonds and other debt securities that represent a debt obligation for their issuer and that bear interest.

-	Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, associates or jointly controlled entities.

-	Trading derivatives: includes the fair value in favor of the Bank of derivatives, which do not form part of hedge accounting relationship, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: includes the fair value of derivatives in favor of the Bank, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they relate to Hedging derivatives, which are reported separately.

Financial liabilities are classified for measurement purposes into one of the following categories:

-	Financial liabilities held for trading (at FVTPL): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

-	Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when such classification provides for more relevant information regarding the financial liability, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring the liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value, such as repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.

-	Financial liabilities at amortized cost: this category includes financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories, which arise from the ordinary borrowing activities.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

-	Deposits: includes all repayable balances received in cash by the Bank, other than those classified as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction.

Deposits are classified based on type of depositor as follows:

-	Deposits from the Central Bank: deposits of any nature received from the Central Bank.

-	Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

-	Customer deposits: includes the remaining deposits.

-	Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities. This item includes the component considered to be a financial liability component of compound financial instruments issued by the Bank.

-	Trading derivatives: includes the fair value of derivatives with a liability balance, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

-	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities.

-	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank, which form part of the Bank’s capital management for regulatory purposes, but do not meet the requirements for classification as equity for accounting purposes.

-	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities that are not included in any of the aforementioned categories, including liabilities under financial guarantee contracts.

-	Hedging derivatives: includes the fair value of the Bank's liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as qualified hedging instruments in hedge accounting.

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence to the contrary, is deemed to be the transaction price. The amount initially recognized for financial instruments not measured at FVTPL includes transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i.	Measurement of financial assets

Financial assets are measured at fair value without deducting any transaction costs that may be incurred on their disposal. Transaction costs are considered for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and derivative assets that have equity instruments as their underlying and are settled by delivery of those instruments. All financial assets are accounted for at the trade date.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price).

At 31 December 2016, there were no significant investments in quoted financial instruments that had ceased to be recognized at their quoted price because their market could not be deemed to be active.

Fair value under IFRS is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the consolidated balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. In the absence of evidence to the contrary, the fair value on the trade date is deemed to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. Specifically, the fair value of derivatives traded in organized markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If for exceptional reasons the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over-the-counter (hereinafter, OTC) derivatives.

The fair value of OTC derivatives is determined using the most appropriate valuation techniques commonly used by the financial markets based on the characteristics of each financial instrument such as present value, option pricing models and other methods.

Loans and receivables and Held-to-maturity investments are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the consolidated income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost also includes any reduction for impairment or uncollectibility. In the case of Loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date and, where applicable, the fees and transaction costs that, because of their nature, form part of the financial return. For floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. In addition, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, debt and equity instruments, personal guarantees, leased assets, assets acquired under reverse repurchase agreements and securities loans.

The measurement of available-for-sale financial assets is described in further detail in iii. Valuation techniques.

ii.	Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under Financial liabilities held for trading and Other financial liabilities at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.	Valuation techniques

The following table shows a summary of the fair values at December 31, 2015 and 2016, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Bank to determine their fair value:

	12/31/2015			12/31/2016
	Published			Published
	Price			Price
	Quotations in			Quotations in
	Active			Active
	Markets – Level 1	Internal Models	Total	Markets – Level 1	Internal Models	Total

ASSETS:
Financial assets held for trading	209,104	117,768	326,872	139,869	202,713	342,582
Other financial assets at fair value through profit or loss	-	28,437	28,437	-	42,340	42,340
Available-for-sale financial assets	111,668	2,205	113,873	139,466	15,178	154,644
Hedging derivatives	-	12,121	12,121	-	15,003	15,003
	320,772	160,531	481,303	279,335	275,234	554,569
LIABILITIES:
Financial liabilities held for trading	429	172,144	172,573	166	266,662	266,828
Other financial liabilities at fair value through profit or loss	-	208,341	208,341	-	136,860	136,860
Hedging derivatives	-	9,568	9,568	-	14,287	14,287
	429	390,053	390,482	166	417,809	417,975

The fair value of the financial instruments is determined, when possible, on the basis of a quoted price in an active market for an identical asset or liability (Level 1). This group includes government debt securities, private-sector debt securities without optional characteristics, derivatives traded in organized markets, shares and short positions.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using its own internal models (valuation techniques). These internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). The use of observable market data assumes that markets are efficient and therefore the data that is derived therefrom is representative.

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The objective of valuation techniques is to arrive at a fair value measurement that reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.

Still, other internal models use unobservable data as inputs. Examples of such unobservable inputs and assumptions are as follows:

-	Correlation: Historical correlation between equity prices and exchange rates is assumed for valuing quanto and composite options.

-	Dividends: The estimation for the dividend used as inputs in the internal models is based on the dividend payments expected from the issuer companies.

-	Volatility: There is no liquid option market for certain long-term assets. For most Mexican underlyings, the option market is for up to one year. In the case of the Mexican Stock Exchange Prices and Quotations Index (IPC), there is an option market up to three years. In these cases, Bank’s management assumes a local volatility model using maturities for which market data exists and extrapolates the curve for unknown terms.

-	Rate curve for estimating the interest rate index known as the 91-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE): there is no liquid market for interest rate swaps (IRS) with 91-day payment terms. For these fair value measurements, the 28-day IRS curve is used instead.

Whenever unobservable market data is used in valuation techniques, the valuation is adjusted considering unobservable assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

The Bank also adjusts the value of some assets when they have very low market trading volume, even when prices are available.

Fair value measurements that incorporate significant unobservable inputs are classified as Level 3. Significant unobservable inputs are defined as inputs for which observable market data are not available and that are significant to the fair value measurement. Such inputs are developed using the best information available about assumptions that market participants would use when pricing the asset or liability.

iv.	Valuation of financial instruments

General measurement bases

The Bank has implemented a formal process for systematic valuation and management of financial instruments. The governance scheme for this process distributes responsibilities between two independent areas inside the Bank: Treasury (development, marketing and daily management of financial products and market data) and Risks (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transactions approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The related valuation techniques and inputs by asset class are as follows:

a.	Trading and available-for-sale financial assets

The estimated fair value of these financial assets is determined using quoted prices or yield curves provided by a price vendor.

b.	Loans and advances to credit institutions and customers – reverse repurchase agreements

The fair value is estimated by using the discounted cash flow (forward estimation) technique using the interest rates that are currently offered for loans and advances with terms similar to those of borrowers having a similar credit quality.

c.	Short positions, deposits from the Central Bank and deposits from credit institutions and customers – repurchase agreements

The fair value of these financial instruments is calculated by using the discounted cash flow (forward estimation) technique based on the current incremental lending rates for similar types of deposits having similar maturities.

d.	Financial derivatives (assets and liabilities)

The estimated fair value of futures contracts is calculated using the prices quoted on the Derivatives Exchange Markets (Mercado Mexicano de Derivados and Chicago Mercantile Exchange) of identical instruments.

If there are no quoted prices on the market (either direct or indirect) for a derivative instrument, the respective fair value estimates are calculated by using one of the following models and valuation techniques:

-	Analytic method.

i. Non-closed formula solution

In the valuation of financial instruments permitting static hedging (such as loans and receivables, deposits, forwards and swaps), the present value method (forward estimation) is used. This method consists of a) calculating the expected cash flows and b) discounting the expected cash flows at the risk interest rate through the applicable discount factor. Both steps use observable market data (yield curves, foreign exchange spot rates and so forth) which are provided by a market data supplier (price vendor).

ii. Closed-formula solution

-	The Black-Scholes model is used for the valuation of plain vanilla options. This model assumes that the underlying price follows a lognormal distribution.

-	The Monte Carlo method with the local volatility model is the market proxy or reference model to price a wider range of exotic equity products.

-	The partial differential equation method with the local volatility model is particularly appropriate to price and manage callable products and products including barrier features on a single underlying. This method is quicker, more stable and more precise than the standard Monte Carlo method, but the latter is needed when the underlying is a basket. The local volatility models assume that share and index prices are lognormally distributed and volatility is a deterministic function of time and the market price.

-	The trinomial trees method is intended for American foreign exchange products, which can be canceled at any time throughout the life of the option. It assumes deterministic interest rates and represents the evolution of the underlying foreign exchange using the Black-Scholes model.

-	The partial differential equation solver using a mixed volatility model is used for pricing barrier products in foreign exchange. The development of a mixed volatility model was motivated by some very sensitive barrier products (double-no-touch options), which were quoted in the market with prices in between those provided by a local volatility model and a pure stochastic volatility model. The mixed volatility model is a combination of both models, which provides a price between them.

Valuation adjustment for counterparty risk or default risk

The Credit Valuation Adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed with each counterparty.

The CVA is calculated taking into account potential exposure with each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•	Expected exposure: average positive exposure to the counterparty, across all paths, all evaluated on a certain future date using a Monte Carlo method to simulate the future values of the derivatives’ portfolio. Mitigating factors such as collateral and netting agreements are taken into account.

•	LGD: percentage of final loss assumed in a counterparty credit event /default.

•	PD: for cases where there is no market information, probabilities are inferred using a market proxy based on market information from companies in the same industry and with the same external ratings as the counterparty.

•	Discount factor curve.

The debt valuation adjustment (DVA) is a similar valuation adjustment to the CVA but, in this case, it arises as a result of the Bank’s risk assumed by its counterparties in OTC derivatives.

The CVA and DVA recognized at December 31, 2015 amounted to 519 million and 760 million, respectively. The CVA and DVA recognized at December 31, 2016 amounted to 557 million and 1,658 million, respectively.

All financial instruments fair values are calculated on a daily basis.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Level 2 and 3) at December 31, 2015 and 2016.

	Fair Values Calculated			Fair Values Calculated
	Using Internal Models at 12/31/2015			Using Internal Models at 12/31/2016			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

ASSETS:
Financial assets held for trading:	117,549	219	117,768	202,541	172	202,713

Debt instruments	783	219	1,002	2,697	172	2,869	Present value (non-closed formula solution) and local volatility model with partial differential equation method	Interest rate yield curves, quoted equity price and extrapolation of the implied volatility surface
Trading derivatives:

Interest rate options	1,141	-	1,141	1,698	-	1,698	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface

Market index options:	1,238	-	1,238	871	-	871

European, composite, quanto and Asian strike options	1,188	-	1,188	839	-	839	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Rainbow options	15	-	15	-	-	-	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Asian spread options	35	-	35	11	-	11	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Asian (quanto) option	-	-	-	9	-	9	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.

Best of options	-	-	-	12	-	12	Local volatility model with Monte Carlo method	Interest rate yield curves, equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	520	-	520	383	-	383

American forwards	22	-	22	6	-	6	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	498	-	498	377	-	377	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	106,670	-	106,670	190,199	-	190,199	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Market index futures	115	-	115	3	-	3	Present value (non-closed formula solution)	Interest rate yield curves, quoted equity prices and index levels

Interest rate futures	59	-	59	6	-	6	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

Exchange rate futures	7,023	-	7,023	6,684	-	6,684	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Other financial assets at fair value through profit or loss:	28,437	-	28,437	42,340	-	42,340

Loans and advances to credit institutions – Reverse repurchase agreements	735		735	37,831	-	37,831	Present value (non-closed formula solution)	Interest rate yield curves

Loans and advances to customers – Reverse repurchase agreements	27,702	-	27,702	4,509	-	4,509	Present value (non-closed formula solution)	Interest rate yield curves

Financial assets available-for-sale:	2,205	-	2,205	15,178	-	15,178

Debt instruments	2,135	-	2,135	15,083	-	15,083	Present value (non-closed formula solution)	Interest rate yield curves

Equity instruments	70	-	70	95	-	95	Other	Value of shareholders’ equity
Hedging derivatives:	12,121	-	12,121	15,003	-	15,003

Swaps	7,984	-	7,984	15,003	-	15,003	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Exchange rate forwards	4,137	-	4,137	-	-	-	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

	160,312	219	160,531	275,062	172	275,234

	Fair Values Calculated			Fair Values Calculated
	Using Internal Models at 12/31/2015			Using Internal Models at 12/31/2016			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

LIABILITIES:
Financial liabilities held for trading:	172,144	-	172,144	266,662	-	266,662

Trading derivatives:

Interest rate options	1,461	-	1,461	1,904	-	1,904	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface

Market index options:	844	-	844	340	-	340

European, composite, quanto and Asian strike options	582	-	582	69	-	69	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Auto-callable	223	-	223	264	-	264	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Asian spread options	39	-	39	7	-	7	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	452	-	452	573	-	573

American forwards	41	-	41	116	-	116	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	411	-	411	431	-	431	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface

American barrier and touch options	-	-	-	9	-	9	Mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface

American options	-	-	-	17	-	17	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	114,443	-	114,443	196,485	-	196,485	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Index and securities futures	163	-	163	4	-	4	Present value (non-closed formula solution)	Interest rate yield curves, quoted equity and index levels

Interest rate futures	343	-	343	28	-	28	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

Exchange rate futures	6,430	-	6,430	6,190	-	6,190	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Short positions:

Debt instruments	48,008	-	48,008	61,138	-	61,138	Present value (non-closed formula solution)	Interest rate yield curves

Other financial liabilities at fair value through profit or loss:	208,341	-	208,341	136,860	-	136,860

Deposits from the Central Bank – Repurchase agreements	145,159	-	145,159	15,479	-	15,479	Present value (non-closed formula solution)	Interest rate yield curves

Deposits from credit institutions – Repurchase agreements	325	-	325	25,155	-	25,155	Present value (non-closed formula solution)	Interest rate yield curves

Customer deposits – Repurchase agreements	49,595	-	49,595	83,891	-	83,891	Present value (non-closed formula solution)	Interest rate yield curves

Customer deposits – Certificates of deposits	639	-	639	-	-	-	Present value (non-closed formula solution)	Interest rate yield curves

Marketable debt securities	12,623	-	12,623	12,335	-	12,335	Present value (non-closed formula solution) and Black-Scholes model with closed-formula solution	Interest rate yield curve, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Hedging derivatives:	9,568	-	9,568	14,287	-	14,287

Swaps	3,907	-	3,907	7,969	-	7,969	Present value (non-closed formula solution)	Interest rate yield curves

Exchange rate forwards	5,661	-	5,661	6,318	-	6,318	Present value (non-closed formula solution)	Interest rate yield curves
	390,053	-	390,053	417,809	-	417,809

Some of the financial instruments of the fair-value hierarchy have identical or similar offsetting exposures to certain inputs, but in accordance with IFRS, are presented as gross assets and liabilities in the consolidated balance sheet.

The measurements derived using the valuation techniques might have been different had other methods or assumptions been used with respect to interest rate risk, credit risk and foreign currency risk spreads, or their related correlations and volatilities. Nevertheless, Bank’s management believes that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonably stated.

Financial instruments categorized in Level 3

Set forth below are the Bank’s main financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

-	Debt instruments: This category includes convertible bonds issued by Cementos Mexicanos, S.A.B. de C.V. (CEMEX). This hybrid instrument is valued using partial differential equation solver given the embedded equity option (whose underlying asset is CEMEX.CPO, the shares listed on Mexican Stock Exchange) on the debt instrument. Because the long-term implied volatility is not quoted directly in an active market or otherwise capable of estimates that are exclusively based on observable inputs and assumptions, this financial asset is classified as Level 3.

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

Assets
Debt and Equity Instruments

Balance at January 1, 2014	899
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	78
Purchases	18
Sales	(12)
Settlements	(80)
Balance at December 31, 2014	903
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	13
Purchases	1
Sales	(647)
Settlements	(51)
Balance at December 31, 2015	219
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	73
Purchases	-
Sales	(102)
Settlements	(18)
Balance at December 31, 2016	172

Unobservable inputs used in measuring fair value

The table below sets out information about significant unobservable inputs used at December 31, 2016 in measuring financial instruments categorized as Level 3 in the fair value hierarchy:

Financial Instrument	Fair value	Valuation Technique	Significant Unobservable Input	Range of Estimates (weighted-average) for Unobservable Input	Fair value Measurement Sensitivity to Unobservable Inputs
Convertible debt issued by CEMEX	172	Local Volatility model with partial differential equation method	Long-term implied volatility	37.81%-42.93% (40.37%)	A significant increase in volatility would result in a lower fair value

Although the Bank believes that its estimates of fair value are appropriate, the use of different inputs could lead to different measures of fair value. As of December 31, 2016, the potential impact on the consolidated income statement of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on Consolidated Income Statement as of December 31, 2016
	Most Favorable Input	Least Favorable Input

ASSETS:
Debt and equity instruments	1	(1)

Because there is no options market for the underlying assets with maturities to this position, the assumptions reflected in the scenarios are based on the Bank’s experience, which management believes are prudent, but reasonably possible.

The least favorable scenario assumed the following:

-	The volatility of the underlying asset of the convertible bond at its maturity moved from 40.37% to 42.93%.

The volatility used as input for the internal model is an extrapolation of the observable volatility surface of a shorter-term option market of the underlying asset. The scenario was based on the difference between the bid and offer quotations of these options divided by two and increased by 0.5% for each year the maturity of the convertible bond exceeds the market options maturity.

The most favorable scenario assumed the following:

-	The volatility of the underlying asset of the convertible bond at its maturity moved from 40.37% to 37.81%.

v.	Sensitivity analysis

As an alternative to sensitivity analysis, the Bank uses a value-at-risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 47. The VaR amounts as of December 31, 2016, including all financial instruments in the trading book position of the Bank are as follows:

	Average	High	Low	12/31/2016

All financial instruments	76.51	188.94	48.49	131.61
By category:
Instruments sensitive to interest rate	70.91	151.03	41.88	121.42
Instruments sensitive to equity market prices	3.64	19.51	0.92	1.70
Instruments sensitive to foreign currency exchange rates	17.33	85.19	2.37	31.41
Instruments sensitive to volatility movements	8.22	16.81	4.09	4.27

The Bank’s VaR should be interpreted in light of the limitations of the methodologies. These limitations include the following:

-	Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements, which have not occurred in the historical window used in the calculations.

-	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

-	The Bank largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day.

-	VaR using a 99 percent confidence level does not reflect the extent of potential losses beyond that percentile.

These limitations and the nature of the VaR measure mean that the Bank can neither guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 100 business days.

vi.	Recognition of fair value changes

Changes in the fair value of certain financial assets and liabilities subject to those changes are recognized, either in the consolidated income statement or in the consolidated other comprehensive income. A distinction is made between the changes resulting from the accrual of interest and similar items which are recognized under Interest income and similar income or Interest expenses and similar charges, as appropriate, and those arising for other reasons which are recognized at their net amount under Gain/(losses) on financial assets and liabilities (net).

Adjustments due to changes in fair value arising from:

-	Available-for-sale financial assets are recognized temporarily in the Bank’s consolidated other comprehensive income under Valuation adjustments - Available-for-sale financial assets, unless they relate to exchange differences arising on available-for-sale non-monetary items, in which case they are recognized also in Valuation adjustments in the consolidated other comprehensive income. Exchange differences arising on available-for-sale monetary financial assets are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement.

-	Items charged or credited to Valuation adjustments - Available-for-sale financial assets remain in the Bank’s consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

vii.	Hedging transactions

The Bank uses derivatives for the following purposes: (i) to facilitate these instruments to customers who request them in the management of their market and credit risks (trading derivatives); (ii) to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (hedging derivatives); and (iii) to obtain gains from changes in the prices of these derivatives (trading derivatives).

Derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the fair value of assets and liabilities due to fluctuations in, among others, the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge); and

c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item throughout the expected term of the hedge, which means that:

a.	At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.	There is sufficient evidence that the hedge was effective during the whole life of the hedged item (retrospective effectiveness). To this end, the Bank checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.	There must be adequate documentation evidencing the specific designation of the derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of its own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.	In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.

b.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized in the consolidated other comprehensive income under Valuation adjustments - Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.	In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in the consolidated other comprehensive income under Valuation adjustments - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.

d.	The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gain/(losses) on financial assets and liabilities in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair-value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are reclassified to the consolidated income statement at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in the consolidated other comprehensive income under Valuation adjustments - Cash flow hedges (from the period when the hedge was effective) remains in this consolidated equity item until the forecast transaction occurs, at which time it is recognized in the consolidated income statement, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in the consolidated income statement.

viii.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as Other financial assets/liabilities at fair value through profit or loss or as Financial assets/liabilities held for trading.

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.	If the Bank transfers substantially all the risks and rewards to third parties – unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases – the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2.	If the Bank retains substantially all the risks and rewards associated with the transferred financial asset – sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases –, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.	An associated financial liability, which is recognized for an amount equal to the consideration received and is subsequently measured at amortized cost, unless it meets the requirements for classification under Other financial liabilities at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability, without offsetting.

3.	If the Bank neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset – sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases – the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset, it continues to recognize it for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties.

Financial liabilities are only derecognized when the obligations they generate have been extinguished, that is when the contractual obligations have been paid or cancelled, or have been expired.

f)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the consolidated balance sheet at their net amount, only if the subsidiaries currently have a legally enforceable right to set-off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The disclosures set out in the tables below include financial assets and financial liabilities that:

•	Are offset in the Bank’s consolidated balance sheet; or

•	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated balance sheet.

The similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements. Similar financial instruments include derivatives, repurchase agreements, reverse repurchase agreements and securities borrowing and lending agreements. Financial instruments such as loans and receivables and deposits are not disclosed in the tables below unless they are offset in the consolidated balance sheet.

Derivative transactions are either transacted on an exchange or entered into under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under ISDA master netting agreements in certain circumstances (e.g. when a credit event such as a default occurs) all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions.

Repurchase agreements, reverse repurchase agreements, securities borrowing and lending agreements are covered by master agreements with netting terms similar to those of ISDA master netting agreements.

The ISDA and similar master netting arrangements do not meet the criteria for offsetting in the consolidated balance sheet. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events. In addition, the Bank and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The Bank receives and gives collateral in the form of cash, debt and equity securities in connection with the following transactions:

•	Derivatives;

•	Repurchase agreements and reverse repurchase agreements; and

•	Securities lending and borrowing agreements.

Such collateral is subject to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions on the counterparty’s failure to post collateral.

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2015:

				Amount not offset in the consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the consolidated balance sheet	Net amount of financial assets presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	128,902	-	128,902	(97,126)	(7,276)	(14,275)	10,225

Reverse repurchase agreements	28,437	-	28,437	-	(28,443)	-	(6)
Equity instruments (see Note 10.a)	492	-	492	-	(551)	-	(59)

Total	157,831	-	157,831	(97,126)	(36,270)	(14,275)	10,160

As at December 31, 2016:

				Amount not offset in the consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the consolidated balance sheet	Net amount of financial assets presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	214,910	-	214,910	(151,762)	(5,215)	(47,821)	10,112

Reverse repurchase agreements	42,340	-	42,340	-	(42,360)	-	(20)
Equity instruments (see Note 10.a)	3	-	3	-	(3)	-	-

Total	257,253	-	257,253	(151,762)	(47,578)	(47,821)	10,092

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2015:

				Amount not offset in the consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the consolidated balance sheet	Net amount of financial liabilities presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	134,133	-	134,133	(97,126)	(770)	(24,076)	12,161

Repurchase agreements	195,079	-	195,079	-	(199,346)	-	(4,267)

Short positions - Securities loans (see Note 11.b)	23,605	-	23,605	-	(24,413)	-	(808)

Short positions – Short sales (see Note 11.b)	23,249	-	23,249	-	(23,239)	-	10

Total	376,066	-	376,066	(97,126)	(247,768)	(24,076)	7,096

As at December 31, 2016:

				Amount not offset in the consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the consolidated balance sheet	Net amount of financial liabilities presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	219,977	-	219,977	(151,762)	(2,670)	(51,329)	14,216

Repurchase agreements	124,525	-	124,525	-	(124,949)	-	(424)

Short positions - Securities loans (see Note 11.b)	20,375	-	20,375	-	(20,769)	-	(394)

Short positions - Short sales (see Note 11.b)	40,613	-	40,613	-	(40,637)	-	(24)

Total	405,490	-	405,490	(151,762)	(189,025)	(51,329)	13,374

g)	Impairment of financial assets

i.	Definition

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred which:

-	In the case of loans and advances and debt instruments, give rise to an adverse impact on the future cash flows that were estimated at the initial recognition.

-	In the case of equity instruments, indicate that their carrying amount may not be fully recovered.

The carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

The Bank applies the following criteria to classify loans and advances as impaired loans:

-	Commercial, financial and industrial loans

Loans with a single payment of principal and interest (non-amortizing loans), generally commercial loans for a short period of time, are considered impaired after 90 days of the maturity date.

Loans with a single payment of principal at maturity and with periodic interest payments (interest-only loans) are considered impaired after 90 days principal or interest become due.

Loans whose principal and interest payments have been agreed in periodic installments (amortizing loans) are considered impaired after 90 days an installment becomes due.

-	Mortgage loans

-	Mortgage loans are considered impaired when a payment is past due more than 90 days (see Note 2.h.).

-	Installment loans to individuals

-	Revolving consumer credit cards loans are considered impaired when payment is not received after 90 days it becomes due (see Note 2.h.).

-	Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired after 90 days an installment becomes due.

-	If the borrower is declared bankrupt in accordance with the Mexican Commercial Bankruptcy Law.

The Bank considers also as impaired loans the sum of all transactions of a customer when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

Loans and advances which are not impaired due to default but for which there are reasonable doubts about their full repayment (principal and interest) according to its contractual terms are considered impaired loans. This analysis includes, among others: customers in situations involving deterioration in their creditworthiness, such as negative equity, continued losses, general delay in payments, inadequate economic or financial structure, insufficient cash flows to settle debt or inability to obtain additional financing, etc.

Impaired loans, which are renegotiated will remain impaired until there is evidence of sustained payment, i.e., performance of payment by the borrower without payment delay for the total amount due and payable in terms of principal and interest during a certain period of time.

With regard to uncollected accrued interest on impaired loans, the Bank creates an allowance for the total amount of the uncollected accrued interest at the time the loans are classified as impaired loans.

The entire loan balance relating to impaired assets continue to be recognized on the consolidated balance sheet, for their full amounts, until the recovery of any recognized amount is considered to be unlikely. The recovery of a loan is considered to be unlikely when there is a significant and irreversible deterioration of the borrower’s overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.

When the recovery of a loan is considered to be unlikely, it is written off together with the corresponding allowance for impairment losses from the consolidated balance sheet without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to the expiration of the statute-of-limitations period, forgiveness or any other cause.

Loans and the related allowance for impairment losses are normally written off considering the following:

-	Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, write-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower’s financial position, guarantees and collaterals and payment records. Within this portfolio, small and medium-sized enterprises (SMEs) loans and revolving SMEs loans are written off when the loans become 181 and 151 days past due, respectively.

-	Mortgage loans are written off when they have been past due for 36 months.

-	For installment loans to individuals, any portion of the balance that the Bank does not expect to collect is generally written off at 151 days past due for revolving consumer credit card loans and 181 days past due for other non-revolving consumer loans.

In the event of bankruptcy or similar proceedings, write-off may occur earlier than at the periods stated above. Collections procedures may continue after write-off.

ii.	Financial instruments carried at amortized cost

The amount of an impairment loss incurred on a financial instrument carried at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows and is presented as a reduction of the balance of the corresponding asset.

In estimating the future cash flows of financial instruments, the following factors are taken into account:

-	All the amounts that are expected to be received over the remaining life of the instrument, including, where appropriate, those that may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past due interest receivable;

-	The various types of risk to which each instrument is subject; and

-	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Impairment losses resulting from insolvency of the customers (credit risk) are recognized when there is objective evidence of impairment of the customer’s ability to pay, either because it is past due or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising from insolvency of counterparties. These policies, methods and procedures are applied in the granting, examination and documentation of credit risk, contingent liabilities and commitments and credit risk from debt instruments, the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

In order to classify the customers for assessing the impairment losses resulting from credit risk, the Bank distinguishes between:

a)	Individually significant customers which present objective evidence of impairment,

b)	Individually significant customers which do not present objective evidence of impairment, and

c)	Non-individually significant customers.

The Bank has defined as an “individually significant customer” those customers with a total current risk exposure amounting more than 8 million pesos. This threshold is reviewed annually to adapt it to the Bank’s business circumstances.

Objective evidence of impairment exists when an individually significant customer is in the following situations:

-	Classified as impaired (more than 90 days in default).

-	Shows signs of impairment although not in default, inter alia, restructured loans, loans under special surveillance and loans with reasonable doubt about their full repayment.

Objective evidence of impairment exists when a non-individually significant customer is in the following situations:

-	Classified as impaired (more than 90 days in default).

-	Classified as restructured loans.

Once the Bank has classified its customers according to the above, loan portfolios are assessed for impairment individually and collectively in order to recognize an allowance for impairment losses arising from credit risk, as follows:

Individualized analysis

Credit losses individually assessed are determined by calculating the present value of expected cash flows discounted at an appropriate discount rate of those individually significant customers presenting objective evidence of impairment considering the debtor’s financial situation and any guarantees in place. The Bank takes into account all available information (external or internal), including expert judgment, to estimate the present value of expected cash flows.

Collective analysis

Credit losses collectively assessed are determined for those individually significant customers that do not present an objective evidence of impairment and for those customers that are not individually significant. Credit losses are estimated taking into consideration the historical impairment loss experience at the time of assessment adjusted to reflect current economic conditions and taking into account the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

Customers assessed collectively are grouped together considering financial instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with contractual terms. The credit risk characteristics considered for the purpose of grouping the financial assets are, inter alia, instrument type, debtor’s industry, type of guarantee or collateral, age of past due amounts and any other relevant factor for the estimation of future cash flows.

Impairment losses are determined by multiplying four factors: EAD, PD, LGD and the LIP.

-	The EAD is the amount of risk exposure at the date of default (more than 90 days of default) by the counterparty. It is estimated as the drawn amount and the undrawn risk multiplied by a credit conversion factor (hereinafter, CCF) which represents the percentage of undrawn balance that is expected to be used before default occurs.

-	The PD is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD has been defined as the probability that an operation accumulates more than 90 days past due.

The Bank uses transition models to determine PD (from a non-default to a default status) in which loans are segmented into bucket classifications primarily based on the number of days past due and statistical analysis is applied to estimate the probability that loans will migrate through this status. These transition models are based on historical data gathered over a two-year period.

-	The LGD is the loss arising in the event of default. It depends on the guarantees and collateral associated with the transaction.

-	The LIP parameter is the time between the moment when the event giving rise to a certain loss occurs and when that loss is identified at an individual level. LIP analysis is performed on the basis of homogeneous risk portfolios. This parameter is only determined and used to calculate credit losses for customers, which do not present objective evidence of impairment.

The methodology for determining the allowance for impairment losses also seeks to identify the amount of incurred losses as of the consolidated balance sheet date of loans and receivables that have not yet been reported as impaired, but that the Bank estimates based on its past history or other quantitative factors that the loss event has already occurred. As part of this methodology, management also considers qualitative factors that are possible to cause estimated credit losses associated with the Bank’s loan portfolio to differ from historical loss experience, such as changes in GDP, unemployment rate, housing prices, interest rates, IPC, etc., in order to adjust this historical loss experience to reflect current economic and market conditions as of the date of the consolidated financial statements.

In addition to the allowance for impairment losses on loans and receivables, the Bank also estimates probable losses for off-balance sheet risk related to unfunded lending commitments such as available credit on lines of credit, credit cards and non-revolving consumer loans. The process to determine the provisions for off-balance sheet risk is similar to the methodology used for allowance for impairment losses for loans and receivables as described above.

Allowance for impairment losses related to the loan portfolio is reported as a reduction to the carrying amount of the loans and receivables whereas the provision for unfunded lending commitments is reported separately as liabilities on the consolidated balance sheet in Provisions for off-balance sheet risk. Impairment losses related to the loan portfolio and commitments is reported in the consolidated income statement as Impairment losses on financial assets (net) – Loans and receivables and Provisions (net), respectively.

h)	Change in accounting estimates

Allowance for impairment losses

During 2015, the Bank revised its estimates for allowance for impairment losses on loans and receivables of all loan portfolios and for the provision for off-balance sheet risk with the purpose of making certain refinements to the impairment models as part of its policy to continuously enhance the existing impairment models and accounting estimates.

The main refinements made to the impairment models in order to provide a greater level of precision of incurred losses are the following:

-	Specific and objective guidelines to classify customers according to their total current risk exposure (individually significant customers – see Note 2.g.) and deterioration in creditworthiness (objective evidence of impairment – see Note 2.g.), aligning such factors with credit risk management.

-	Finer segmentation of loans in groups with similar credit risk characteristics.

-	More detailed historical data for the determination of certain inputs or variables (PD, LGD, LIP and CCF – see Note 2.g.) used to calculate the allowance for impairment losses and the provisions for off-balance sheet risk.

-	Conformed definition of impaired assets with the aim of making it consistent across all the loan portfolios when determining the allowance for impairment losses (see Note 2.g.).

The change in accounting estimates did not have a material impact on the net loan portfolio as of December 31, 2015, on the provision for off-balance sheet risk as of December 31, 2015 and in the profit for the year then ended. However, the change resulted in a net decrease in the allowance for impairment losses of 176 million pesos, a net decrease in the provision for off-balance sheet risk of 436 million pesos, a decrease in impaired assets of 438 million pesos and an increase in the profit for the year of 428 million pesos.

Management considered that it was impracticable to estimate the effect on forthcoming periods of this change in accounting estimates due to the fact that the Bank could not reliably determine all the necessary inputs and factors to calculate this effect, such as risk exposure, PD, LGD, LIP, qualitative factors, etc.

Useful lives for automatic teller machines

During 2016, the Bank revised its estimates for useful lives of automatic teller machines (ATM) recognized within Tangible Assets in the consolidated balance sheet. The review performed by the Bank was based on the acquired observable experience and the economic benefits obtained by the use of ATMs. The Bank determined that the period over which ATMs is expected to be available for use and to generate economic benefits is 8 years instead of 4 years.

The change in the aforementioned accounting estimates did not have a material impact on Tangible assets as of December 31, 2016 and in the profit for the year then ended. However, the change in the useful lives of ATMs resulted in a decrease in the depreciation charge recognized in the consolidated income statement of 49 million pesos.

Management considers that it is impracticable to estimate the effect on forthcoming periods of this change in accounting estimates due to the fact that the Bank cannot reliably determine the number of ATMs that would be acquired.

i)	Repurchase agreements and Reverse repurchase agreements

Purchases of financial instruments under a non-optional resale agreement are measured at fair value and recognized as assets in the consolidated balance sheet under Loans and advances to credit institutions – Reverse repurchase agreements or Loans and advances to customers – Reverse repurchase agreements.

The excess of the purchase prices over the resale prices are recognized as interest income over the contract term.

Sales of financial instruments under a non-optional repurchase agreement are measured at fair value and recognized as liabilities in the consolidated balance sheet under Deposits from the Central Bank – Repurchase agreements, Deposits from credit institutions – Repurchase agreements or Customer deposits – Repurchase agreements.

The excess of the sales prices over the repurchase prices are recognized as interest expense over the contract term.

Repurchase agreements are designated as financial instruments at FVTPL when this designation eliminates or significantly reduces an accounting mismatch or when they are managed and its performance is evaluated on a fair value basis.

j)	Non-current assets held for sale and liabilities associated with non-current assets held for sale

Non-current assets held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items, which may or may not be of a financial nature, will likely be recovered through the proceeds from their disposal.

Specifically, property or other non-current assets (foreclosed assets) received by the Bank as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the Bank has decided to make continuing use of these assets.

Liabilities associated with non-current assets held for sale include the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net) in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

k)	Tangible assets

Tangible assets include the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank or acquired under finance leases.

Property, plant and equipment for own use

Property, plant and equipment for own use are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (excess of carrying amount over the recoverable amount).

Depreciation is calculated using the straight-line method on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and therefore is not depreciated.

The period tangible asset depreciation charge is recognized in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average Annual
Rate

Buildings for own use	2% to 5%
Furniture and vehicles	10% to 20%
IT equipment and fixtures	25%
Others	5% to 20%

The Bank assesses at the reporting date whether there is any indication that a tangible asset may be impaired (i.e., its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the tangible asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the Bank recognizes the reversal of the impairment loss recognized in prior periods and adjusts the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on a tangible asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period to identify significant changes therein. If changes are identified, the useful lives of the tangible assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

l)	Accounting for leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

i.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the Bank acts as the lessor, the acquisition cost of the leased assets is presented under Tangible assets in the consolidated balance sheet. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognized on a straight-line basis over the term of the lease under Other operating income in the consolidated income statement. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

When the Bank acts as the lessee the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis over the lease term to Other general administrative expenses in the consolidated income statement.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis.

ii.	Sale and leaseback transactions

In sale and leaseback transactions, where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognized at the time of sale. In the case of finance leasebacks, any profit or loss is amortized over the lease term.

In accordance with IAS 17, in determining whether a sale and leaseback transaction results in an operating lease or finance lease, the Bank analyzes, among other things, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

m)	Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the Bank. Only assets whose cost can be estimated reliably and from which the Bank considers it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or development cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i.	Goodwill

Any excess of the cost of the investments in the Bank over the corresponding underlying carrying amounts acquired, adjusted at the acquisition date, is allocated as follows:

-	If it is attributable to specific and identifiable assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the acquired entities’ balance sheets.

-	If it is attributable to specific intangible assets, by recognizing such intangible assets in the consolidated balance sheet provided that the fair value of these assets within 12 months following the date of acquisition can be measured reliably.

-	The remaining amount is recognized as goodwill, which is allocated to one or more CGUs. A CGU is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each reporting period, or whenever there is any indication of impairment, goodwill is reviewed for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and if there is any impairment, the goodwill is written down with a charge to Impairment losses on other assets (net) – Goodwill in the consolidated income statement.

For the purposes of the impairment analysis, goodwill is allocated to one or more CGUs expected to benefit from the synergies arising from business combinations. The CGUs represent the Bank’s smallest identifiable asset groups that generate cash flows for the Bank and that are largely independent of the flows generated from other assets or groups of assets. Each CGU or CGUs to which goodwill is allocated:

-	is the lowest level at which the entity manages goodwill internally; and

-	is not larger than an operating segment.

The CGUs to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually as of December 31 and more frequently in cases where indicators of impairment are noted by management.

For the purpose of determining the impairment of a CGU to which a part of goodwill has been allocated, the carrying amount of that unit is compared with its recoverable amount.

The recoverable amount of a CGU is equal to the higher of the fair value less costs to sell and its value in use. Value in use is calculated as the discounted value of the cash flow projections that the Bank estimates and is based on the latest budgets approved for the next five years. The principal hypotheses are a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows is equal to the weighted cost of capital assigned to each CGU.

If the carrying amount of the CGU exceeds the related recoverable amount, the Bank recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that CGU and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. No impairment of goodwill attributable to the minority interests may be recognized.

Impairment losses on goodwill are recognized under Impairment losses on other assets (net) - Goodwill and other intangible assets in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii.	Other intangible assets

Other intangible assets include the amount of identifiable intangible assets (such as computer software).

Other intangible assets can have an indefinite useful life - when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Bank - or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives acquired separately are not amortized and are carried at cost less accumulated impairment losses. At the end of each reporting period or whenever there is any indication of impairment, the Bank reviews the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The intangible asset amortization charge is recognized under Depreciation and amortization in the consolidated income statement.

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in the consolidated income statement when the asset is derecognized.

Impairment charges are included in Impairment losses on other assets (net) – Other intangible assets in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years, are similar to those used for tangible assets (see Note 2.k.).

n)	Provisions and contingent assets and liabilities

When preparing the consolidated financial statements of the Bank, management distinguishes between

-	Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the Bank, which is considered to be more likely than not to occur and certain as to its nature but uncertain as to its amount and/or timing.

-	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Bank. They include the present obligations of the Bank when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

-	Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Bank. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

Provisions

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

The Bank's consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with IFRS, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions are reviewed and adjusted at the end of each year. Provisions are also used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows:

-	Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

-	Provisions for tax and legal matters: include the amount of the provisions recognized to cover tax and legal obligations.

-	Provisions for off-balance sheet risk: include the amount of the provisions made to cover obligations arising as the result of those transactions in which the Bank guarantees the obligations of a third party arising as a result of financial guarantees granted or other contracts and unfunded lending commitments such as letters of credit, financial guarantees and available lines of credit cards and non-revolving consumer loans, which are irrevocable commitments that may give rise to the recognition of financial assets.

-	Other provisions: include the amount of other provisions recognized by the Bank (see Note 24).

o)	Litigation and/or claims in process

At the end of 2015 and 2016, certain litigation and claims were in process against the Bank arising from the ordinary course of their operations (see Note 24).

p)	Share-based payments

For share-based payment transactions among group entities, in its separate or individual financial statements, the goods or services received are measured as an equity-settled share-based payment transaction when the awards granted are the Bank’s own equity instruments or the Bank has no obligation to settle the share-based payment transaction. In all other circumstances, the goods or services received by the Bank are measured as a cash-settled share-based payment transaction.

For cash-settled share-based payments to employees and others providing similar services, the services acquired and the liability incurred are measured at the fair value of the liability. The fair value determined at the grant date of the cash-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Bank's estimate of equity instruments that will eventually vest, with a corresponding increase in liability. At the end of each reporting period, the Bank revises its estimate of the number of equity instruments expected to vest. Until the liability is settled, the fair value of the liability is remeasured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the consolidated income statement for the year. The services received and the liability to pay for those services are recognized as the employees render service.

Share-based payments are discussed in Note 41.b., c., d. and e.

q)	Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i.	Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the Bank’s right to receive them arises.

ii.	Fee and commission income and expenses

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

-	Fee and commission income and expenses relating to financial assets and financial liabilities measured at FVTPL are recognized when paid.

-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.

-	Those relating to services provided in a single act are recognized when the single act is carried out.

iii.	Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.	Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.	Loan arrangement fees

Loan arrangement fees that are an integral part of the effective interest rate of a financial instrument, mainly loan origination fees, are accrued and recognized in income over the term of the loan as a part of the effective interest method.

r)	Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Bank initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof.

Financial guarantee contracts issued by the Bank and, if not designated as at FVTPL, are subsequently measured at the higher of:

•	the amount of the obligation under the contract, as determined in accordance with IAS 37; and

•	the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on financial instruments carried at amortized cost (described in Note 2.g. above).

The provisions made for these transactions are recognized under Provisions for off-balance sheet risk in the consolidated balance sheet (see Note 24). These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost - Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

s)	Post-employment benefits

The Bank's post-employment obligations to its employees are deemed to be defined contribution plans when the Bank makes pre-determined contributions to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see Note 24.c.).

Defined contribution plans

The contributions made in this connection in each year are recognized under Personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Bank recognizes under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.

Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:

-	They are not owned by the Bank, but by a legally separate third party that is not a party related to the Bank.

-	They are only available to pay or fund post-employment benefits and they cannot be returned to the Bank unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the Bank to current and former employees, or they are returned to reimburse employee benefits already paid by the Bank.

Post-employment benefits are recognized as follows:

-	Service cost is recognized in the consolidated income statement and includes the following items:

-	Current service cost, i.e., the increase in the present value of the obligations resulting from employee service in the current period, is recognized under Personnel expenses.

-	The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognized under Provisions (net).

-	Any gain or loss arising from plan settlements is recognized under Provisions (net).

-	Net interest on the net defined benefit liability (asset), i.e., the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognized under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

-	The remeasurement of defined benefit obligation is recognized in the consolidated other comprehensive income and includes:

-	Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

-	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

-	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Further details about post-employment benefits are given in Note 24.c.

t)	Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax (hereinafter, ISR) is recognized in profit for the year in which they are incurred. The ISR currently payable is based on taxable profit for the year. Taxable profit differs from Operating profit before tax as reported in the consolidated income statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Bank’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Bank is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the near future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the near future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the way in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities

Current and deferred tax for the year

Current and deferred tax are recognized in the consolidated income statement, except when they relate to items that are recognized in the consolidated other comprehensive income or directly in consolidated equity, in which case, the current and deferred tax are also recognized in the consolidated other comprehensive income or directly in consolidated equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

u)	Remaining maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet at 2015 and 2016 year-end is provided in Note 44.

v)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker. The Chief Operating Decision Maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (CEO).

w)	Dividend distribution

Dividend distributions to the Bank’s shareholders are recognized as a liability in the Bank’s consolidated financial statements in the period in which the dividends are approved by the Bank’s shareholders.

x)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated income statement on the purchase, sale, issue or cancellation of the Bank’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized under Accumulated reserves in consolidated equity.

y)	Consolidated statement of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified. The Bank classifies as cash and cash equivalents the balances recognized under Cash and balances with the Central Bank in the consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

z)	Consolidated income statement and other comprehensive income

This consolidated statement presents the income and expenses generated by the Bank as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated equity.

Accordingly, this consolidated statement presents:

a.	Profit for the year.

b.	The net amount of the income and expenses recognized directly to consolidated equity under Valuation adjustments that will not be reclassified subsequently to the consolidated income statement.

c.	The net amount of the income and expenses recognized directly to consolidated equity under Valuation adjustments that may be reclassified subsequently to the consolidated income statement when certain conditions are met.

d.	The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or jointly controlled entities accounted for using the equity method, which are presented net.

e.	Total consolidated comprehensive income, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

The amount of the income and expenses relating to entities accounted for using the equity method recognized directly in consolidated equity is presented in this consolidated statement, irrespective of the nature of the related items, under Entities accounted for using the equity method.

This consolidated statement presents the items separately by nature, grouping together items that, in accordance with the applicable IFRS, will not be reclassified subsequently to the consolidated income statement since the requirement established by the corresponding accounting standards are met.

aa)	Consolidated statement of changes in total equity

This consolidated statement presents all the changes in consolidated equity, including the adjustments in the opening balance on Accumulated reserves arising from changes in accounting policies and from the correction of errors.

Accordingly, this consolidated statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together based on their nature into the following items:

a.	Adjustments in the opening balance on Accumulated reserves due to changes in accounting policies and from the correction of errors: include those in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognized in the year: includes, in aggregate form, the total of the aforementioned items recognized in the consolidated income statement.

c.	Other changes in consolidated equity: include the remaining items recognized in consolidated equity, including, inter alia, increases and decreases in share capital, distribution of profit, transactions involving own equity instruments (treasury shares), transfers between equity items and any other increases or decreases in consolidated equity.

3. Significant events

The following is a summary of the significant corporate transactions undertaken by the Bank over the last three years:

3.1 Mexican real estate sector

During the past years, the historic shortage of housing in Mexico drove the Mexican Government to actively incentivize its development. These incentives led to increased construction of subsidized housing. The lack of infrastructure, the long distances to workplaces and associated transportation costs caused increased abandonment and mortgage default of these homes. The foregoing, together with certain changes in governmental policies in the second quarter of 2012, originated a sharp decrease in the construction and sales reported by the principal Mexican homebuilders and adjustments to their growth plans and business models in order to compensate for the impacts of these changes.

In April and June 2014, two of the three major Mexican real estate companies were declared bankrupt as they fulfilled the requirements provided by the Mexican Commercial Bankruptcy Law to be considered insolvent. In June and November 2015, the Mexican authorities declared concluded the bankruptcy act for these two Mexican real estate companies.

In early December 2014, the remaining Mexican real estate company sent to the relevant court, a request to initiate a pre-arranged bankruptcy. In January 2015, this real estate company was declared bankrupt under the Mexican Commercial Bankruptcy Law, which was declared concluded by the Mexican authorities in February 2016.

As of December 31, 2015 and 2016, the loan portfolio of the Bank with the three principal Mexican real estate companies amounted to 4,232 and 2,201 million pesos, respectively, which represents 0.79% and 0.38% of loans and advances to customers and 0.36% and 0.16% of the total assets of the Bank, of which 3,478 and 1,505 million pesos are impaired. As of December 31, 2015 and 2016, the Bank has made the corresponding allowance for impairment losses based on the incurred loss methodology for this loan portfolio and considered that this allowance for impairment losses adequately covers all known or knowable losses that could arise from this loan portfolio.

3.2 Sale agreement for custodial business

On July 24, 2015, Banco Santander (Spain) made an offer to the Bank to purchase their custodial business. This offer was accepted by the Bank. The agreed sale price was 1,191 million pesos. This offer required the Bank to transfer their custodial business; however, this obligation was subject to the following conditions: i) was valid until June 30, 2016; ii) was subject to the same conditions established in a global agreement signed by Banco Santander (Spain) consisted of the sale of the custodial businesses in Spain, Mexico and Brazil; iii) authorizations must have been obtained from the Mexican authorities to establish a special purpose entity whose purpose was the operation of the custodial business in Mexico; iv) was dependent on the global transaction, if it was terminated, the transaction would also terminate in Mexico; and v) the transaction should have been formalized through the signing of the respective contracts.

As of the date of these consolidated financial statement there has not been a new offer by Banco Santander (Spain) nor has received an announcement that indicates the transaction was terminated; however, on August 2016, Mexican authorities authorized Banco Santander (Spain) to establish and operate a new bank in Mexico named Banco S3 México, S.A., Institución de Banca Múltiple (Banco S3). The activities of Banco S3 will be focused on the specialized business of deposits, custodial and management of securities and cash in Mexico.

3.3 Scotiabank Inverlat loan portfolio acquisition

On November 26, 2014, the Bank entered into an agreement to acquire a non-revolving consumer loans portfolio from Scotiabank Inverlat (Scotiabank).

On March 17, 2015, after having obtained applicable regulatory authorizations, the Bank signed a contract with Scotiabank to acquire the non-revolving consumer loans portfolio. This acquisition was finalized on April 2015. The acquired portfolio consists of 39,252 loans with a face value of 3,179 million pesos. The fair value of the acquired loan portfolio was 3,002 million pesos.

3.4 New auditors 2016

The Board of Directors of the Bank by meeting on July 23, 2015, agreed to appoint PricewaterhouseCoopers, S.C. (PwC), as the external auditor of the Bank to conduct the audit of the consolidated financial statements from 2016, 2017 and 2018. This decision was taken in line with corporate governance guidelines recommendations periodic rotation of the external auditor, on the proposal of the Audit Committee.

3.5 Issuance of subordinated liabilities (Additional Tier 1)

On December 29, 2016, the Bank made a private issuance of Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (Subordinated Additional Tier 1 Capital Notes) for an amount of 500 million USD. The Subordinated Additional Tier 1 Capital Notes are convertible in common shares “F” series depending on the occurrence of some trigger events. This issue was privately acquired in its entirety by our Parent company (see Note 22).

3.6 Auction of Bonos de Regulación Monetaria Reportables

The Central Bank carried out an auction of Bonos de Regulación Monetaria Reportables (BREMS R) whose objective is to contribute to the healthy development of the Mexican Financial System as well as to make its monetary policy more efficient. On May 12, 2016, the Central Bank established in the Federal Official Gazette (DOF by its Spanish acronym) the rules of the auction for these BREMS R as an alternative for Mexican banks to comply with the compulsory deposits required by the Central Bank.

BREMS R can only be acquired by Mexican banks through auctions carried out by the Central Bank as well as through repurchase agreement transactions between them or between Mexican banks as per the provisions established by the Central Bank.

As of December 31, 2016, the Bank’s position of BREMS R amounted to $7,781 million pesos, which were settled with resources originated from the cancelation of the compulsory deposits (see Note 9.a).

4. Immaterial misstatement on consolidated statement of cash flows from prior years

During 2016, the Bank identified an immaterial misstatement in its 2015 and 2014 consolidated statement of cash flows. The Bank incorrectly calculated the effect of foreign exchange rate changes on foreign currency cash deposits. This change had no impact to net increase (decrease) in cash and cash equivalents in 2015 and 2014 and had no impact on cash and cash equivalents as of December 31, 2015 and 2014.

The Bank has deemed this misstatement immaterial to its previously issued consolidated statements of cash flows taken as a whole. The following table reflects the changes in the consolidated statement of cash flow for the years ended December 31, 2015 and December 31, 2014:

As of December 31, 2014	As originally reported	Adjustments	As adjusted
A. CASH FLOWS FROM OPERATING ACTIVITIES:	5,240	2,706	7,946
Adjustments made to obtain the cash flows from operating activities-	2,562	2,706	5,268
Effect of foreign exchange rate changes on foreign currency cash deposits	(2,874)	2,706	(168)
Net (increase)/decrease in operating assets-	(83,725)	-	(83,725)
Net increase/(decrease) in operating liabilities-	76,500	-	76,500
Income tax paid	(3,594)	-	(3,594)
Dividends received from equity instruments	137	-	137

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(2,499)	-	(2,499)

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(3,473)	-	(3,473)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	2,874	(2,706)	168
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,142	-	2,142
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	49,681	-	49,681
G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	51,823	-	51,823

As of December 31, 2015	As originally reported	Adjustments	As adjusted
A. CASH FLOWS FROM OPERATING ACTIVITIES:	11,938	5,567	17,505
Adjustments made to obtain the cash flows from operating activities-	404	5,567	5,971
Effect of foreign exchange rate changes on foreign currency cash deposits	(5,733)	5,567	(166)
Net (increase)/decrease in operating assets-	(214,901)	-	(214,901)
Net increase/(decrease) in operating liabilities-	213,440	-	213,440
Income tax paid	(1,187)	-	(1,187)
Dividends received from equity instruments	118	-	118

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(2,946)	-	(2,946)

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(6,760)	-	(6,760)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	5,733	(5,567)	166
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	7,965	-	7,965
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	51,823	-	51,823
G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	59,788	-	59,788

5. Distribution of the Bank's profit and Earnings per share

5.1 Distribution of the Bank's profit

The distributions of the Bank's net profit for the years ended December 31, 2015 and 2016 approved by the Board of Directors during the annual general meetings are as follows:

	2014	2015	2016

Profit of the year	13,360	14,064	16,536
Dividends declared	3,473	6,760	17,468
Dividend per share (pesos)	0.04	0.08	0.22
Date of payment	12/29/2014	05/28/2015 and 12/21/2015	05/26/2016 and 12/30/2016

5.2 Earnings per share

i.	Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to the Parent by the weighted average number of shares issued during the year (see Note 29.a.) excluding the average number of treasury shares, if any, held in the year.

Accordingly, basic earnings per share were determined as follows:

	2014	2015	2016

Profit attributable to the Parent	13,359	14,051	16,536
Profit (net of non-controlling interests)	13,359	14,051	16,536
Weighted average number of shares outstanding	80,855,403,803	80,855,403,803	80,855,403,803
Basic earnings per share (pesos)	0.17	0.17	0.20

ii	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to consider all the dilutive effects inherent to potential shares.

Accordingly, diluted earnings per share were determined as follows:

	2014	2015	2016

Profit attributable to the Parent	13,359	14,051	16,536
Profit (net of non-controlling interests)	13,359	14,051	16,536
Weighted average number of shares outstanding	80,855,403,803	80,855,403,803	80,855,403,803
Dilutive effect of rights on shares	-	-	-
Adjusted number of shares	80,855,403,803	80,855,403,803	80,855,403,803
Diluted earnings per share (pesos)	0.17	0.17	0.20

6. Compensation of Directors, Executive Officers and other key management personnel

The Bank considers as key management personnel the directors, the executive officers and the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

a)	Remuneration of directors

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. Accordingly, only independent directors receive compensation for their duties. Under Mexican law, we are not required to disclose on an individual basis the compensation of our directors, our executive officers and the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee, and we do not otherwise publicly disclose such information.

The aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Bank amounted to 11 million pesos during 2014, 13 million pesos during 2015 and 13 million pesos during 2016, paid as attendance fees.

b)	Remuneration of executive officers

The aggregate amount for compensation and benefits to executive officers amounted to 339 million pesos during 2014, 282 million pesos during 2015 and 401 million pesos during 2016. The main benefits paid to the Bank’s executive officers are: Christmas bonus, vacation bonus, holidays, performance bonus, share-based payments, health care services, health insurance, life insurance and retirement fund.

The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus may vary depending on the department and activities performed by each member.

c)	Post-employment and other long-term benefits

Our executive officers may participate in the same pension and medical expenses plan that is available to the Bank’s employees, but at different contribution percentages to the ones made by the rest of the employees.

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 468 million pesos at December 31, 2014, 361 million pesos at December 31, 2015 and 265 million pesos at December 31, 2016.

d)	Global Program – Performance share plan

The Bank participates in a share-based variable compensation plan launched by Banco Santander (Spain) as part of its growth strategy implemented in 2008. This plan was implemented through the granting of a predetermined number of shares of Banco Santander (Spain) to certain executive officers and other executives of the Bank, based on the extent to which certain targets were achieved. The last cycle of this plan expired on June 30, 2014 (see Note 41.b.).

e)	Local Program

The Bank established a share-based variable compensation plan for its executive officers and other executives (Local Program). The plan is settled through equity instruments of our Parent company and is recognized as a cash-settled share-based payment transaction. Details of the plan are presented in Note 41.c.

f)	Corporate performance shares plan 2014

On March 28, 2014, the shareholders of Banco Santander (Spain) approved a new share-based variable compensation plan denominated “Corporate performance shares plan 2014” applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the performance of the stock of Banco Santander (Spain). The Corporate performance shares plan 2014 is payable in shares of our Parent company and began on July 1, 2015. This plan is recognized as a cash-settled share-based payment transaction. Details of the plan are presented in Note 41.d.

g)	Long-term incentive plan 2015

During September 2016, the Bank began to participate in a new corporate share-based variable compensation plan denominated “Long-term incentive plan 2015” applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander (Spain). This plan will be payable in shares of our Parent company in 2019. This plan is recognized as a cash-settled share-based payment transaction Details of the plan are presented in Note 41.e.

h)	Loans to executive officers

The loans granted to executive officers amount to 52 million pesos and 31 million pesos as of December 31, 2015 and 2016, respectively.

7.	Cash and balances with the Central Bank

The breakdown by type of balances of Cash and balances with the Central Bank is as follows:

	12/31/2015	12/31/2016

Cash	23,040	24,887
Central Bank compulsory deposits	35,872	28,094
Deposits in the Central Bank	876	25,666
Accrued interest	-	16
	59,788	78,663

Central Bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received from third parties. Due to the nature of these compulsory deposits, management considered them as restricted assets.

Note 44.a. includes a breakdown of the remaining maturity of Cash and balances with the Central Bank. The compulsory deposits required by the Central Bank have an indefinite term. Additionally, Note 44.d. includes the fair value amounts of these assets.

8.	Loans and advances to credit institutions

The breakdown by classification, type and currency of the balances of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	12/31/2015	12/31/2016

Classification:
Other financial assets at fair value through profit or loss	735	37,831
Loans and receivables	57,441	82,388
	58,176	120,219
Type:
Reciprocal accounts	14,192	26,017
Time deposits	98	96
Guarantee deposits - Collateral delivered for OTC derivatives transactions (Note 32)	30,223	51,414
Reverse repurchase agreements	735	37,831
Call money transactions granted	-	1,062
Other accounts	12,928	3,799
	58,176	120,219
Currency:
Peso	23,176	59,629
USD	34,975	60,496
Other currencies	25	94
	58,176	120,219

As of December 31, 2015 and 2016, time deposits consist of 98 million pesos and 96 million pesos, respectively related to deposits that the Bank holds in Mexican banks that reprices every 182 days with a fixed interest rate of 1.5%.

“Call money transactions granted” represent interbank loan transactions agreed for periods equal to or less than 3 business days. As of December 31, 2015, there are no call money transactions granted. As of December 31, 2016, these transactions are as follows:

	Days	Interest Rate (average)	12/31/2016

Mexican financial institutions	3	5.75%	1,062

As of December 31, 2015 and 2016, 311 million pesos and 77 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with derivatives transactions in organized markets, and are classified as restricted assets within Loans and advances to credit institutions – Loans and receivables.

As of December 31, 2015 and 2016, 30,223 million pesos and 51,414 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with OTC derivatives transactions, and are classified as restricted assets within Loans and advances to credit institutions – Loans and receivables (see
Note 32).

As of December 31, 2015 and 2016, 748 million pesos and 37,849 million pesos, respectively, of debt securities have been received as collaterals in connection with the reverse repurchase agreement transactions within Loans and advances to credit institutions – Other financial assets at fair value through profit or loss (see Note 31).

Note 44.a. includes a breakdown of the remaining maturity of Loans and advances to credit institutions. Additionally, Note 44.d. includes the fair value amounts of these assets classified as Loans and advances to credit institutions – Loans and receivables.

9.	Debt instruments

a)	Breakdown

The breakdown by classification, type and currency of the balances of Debt instruments is as follows:

	12/31/2015	12/31/2016

Classification:
Financial assets held for trading	208,213	140,853
Available-for-sale financial assets	113,525	154,318
Loans and receivables	6,011	11,472
	327,749	306,643
Type:
Mexican government debt securities	282,620	229,514
Of which:
Collateral delivered for OTC transactions (Note 32)	770	2,670
Foreign government debt securities	31,162	65,286
Of which:
Brazilian Government Notes	20,813	34,359
US Government Treasury Bills (T-BILLS)	10,349	30,927
Debt securities issued by financial institutions	7,826	5,612
Other debt securities	6,141	6,231
	327,749	306,643
Currency:
Peso	289,226	220,390
USD	14,100	36,922
Brazilian Real (BRL)	20,813	34,359
Other currencies	3,610	14,972
	327,749	306,643

As of December 31, 2015 and 2016, 770 million pesos and 2,670 million pesos, respectively, of debt instruments, have been pledged in connection with OTC derivatives transactions, and are classified as restricted assets within Debt instruments – Financial assets held for trading (see Note 32).

As of December 31, 2015 and 2016, 24,413 million pesos and 20,769 million pesos, respectively, of Debt instruments, have been pledged in connection with securities loans transactions in which the lender is the Central Bank and are classified as restricted assets within Debt instruments – Financial assets held for trading.

The breakdown of the Debt instruments classified as Held for trading is as follows:

	12/31/2015	12/31/2016

Federal Treasury Securities (CETES)	26,843	7,647
United Mexican States Bonds (UMS)	529	48
Federal Mexican Government Development Bonds (BONDES)	99,230	41,684
M and M10 Mexican Government Bonds	11,029	10,286
Mexican Bank Saving Protection Bonds (BPATs)	47,176	35,595
Federal Mexican Government Development Bonds in UDIS(1) (UDIBONDS)	14,656	8,881
T-BILLS	-	30,927
Other debt securities	8,750	5,785
	208,213	140,853

(1)	“UDIs” are Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index (Índice Nacional de Precios al Consumidor or INPC). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2016, one UDI was equal to 5.562883 pesos.

The breakdown of the Debt instruments classified as Available-for-sale is as follows:

	12/31/2015	12/31/2016

UMS	3,995	17,479
M, M3 and M5 Mexican Government Bonds	52,720	75,639
BPATs	15,794	15,877
UDIBONDS	4,637	4,906
T-BILLS	10,349	-
Brazilian Government Notes	20,813	34,359
Other debt securities	5,217	6,058
	113,525	154,318
Of which:
Before allowance for impairment losses	113,525	154,318
Allowance for impairment losses	-	-
	113,525	154,318

The breakdown by issuer rating of Debt instruments at December 31, 2015 is as follows:

	Private Debt	Sovereign Debt	Total	%

AAA	-	10,349	10,349	3.15%
A	6,930	245,243	252,173	76.94%
BBB	3,034	4,524	7,558	2.31%
Below BBB	-	20,813	20,813	6.35%
BB	3,784	32,853	36,637	11.18%
Below BB	219	-	219	0.07%
	13,967	313,782	327,749	100%

The breakdown by issuer rating of Debt instruments at December 31, 2016 is as follows:

	Private Debt	Sovereign Debt	Total	%

AAA	-	30,927	30,927	10.07%
A	3,352	200,649	204,001	66.53%
BBB	3,709	17,527	21,236	6.93%
BB	4,609	45,698	50,307	16.41%
Below B	172	--	172	0.06%
	11,842	294,801	306,643	100%

As of December 31, 2015, BBB ratings balance include mainly sovereign exposures in Mexico, while ratings balances below BBB include sovereign exposures in Brazil. As of December 31, 2016, BBB ratings balance include mainly sovereign exposures in Mexico, while ratings balance BB includes both sovereign exposures in Brazil and Mexico. During 2016, the sovereign rating of Brazil remains the same as of the date of issuance of these consolidated financial statements.

The breakdown of the Debt instruments classified as Loans and receivables is as follows:

	12/31/2015	12/31/2016

Special CETES - program of credit support and additional benefits to Mexican States and Municipalities	2,462	2,531
Special CETES - support program for housing loan debtors	3,549	1,160
BREMS R	-	7,781
	6,011	11,472

Type:
Unquoted	6,011	11,472
Of which:
Before allowance for impairment losses	6,011	11,472
Allowance for impairment losses		-
	6,011	11,472

b)	Changes

The changes in Available-for-sale – Debt instruments, disregarding the allowance for impairment losses, were as follows:

	2014	2015	2016

Beginning balance	61,423	83,029	113,525
Net additions/(disposals)	21,533	30,527	44,366
Valuation adjustments	334	(192)	(3,453)
Amounts reclassified to consolidated income statement (Note 28)	(261)	161	(120)
Balance at year-end	83,029	113,525	154,318

As of December 31, 2015 and 2016, 22,831 million pesos and 42,347 million pesos, respectively, of Mexican government securities (M Bonds, BPATs, UMS and other debt securities) have been pledged in connection with repurchase agreements transactions, and are classified as restricted assets within Debt instruments – Available-for-sale.

c)	Allowance for impairment losses

As of December 31, 2015 and 2016, the Bank has not recognized any impairment on Debt Instruments – Available-for-sale (see Note 28).

d)	Other information

Note 44.a. contains a breakdown of the remaining maturity periods of Available-for-sale – Debt Instruments. Additionally, Note 44.d. includes the fair value amounts of these assets classified as Debt instruments – Loans and receivables.

10.	Equity instruments

a)	Breakdown

The breakdown by classification and type of Equity instruments is as follows:

	12/31/2015	12/31/2016

Classification:
Financial assets held for trading	1,878	1,822
Available-for-sale financial assets	348	326
Of which:
Others	348	326
Of which:
Before allowance for impairment losses	348	326
Allowance for impairment losses	-	-
	2,226	2,148
Type:
Shares of Mexican companies	2,200	2,148
Shares of foreign companies	26	-
	2,226	2,148

As of December 31, 2015, 52 million pesos of equity instruments have been pledged in connection with derivatives traded in organized markets, and are classified as restricted assets within Equity instruments – Financial assets held for trading (see Note 32).

As of December 31, 2015, 492 million pesos of Equity Instruments have been delivered in connection with securities loan transactions in which the lender is the Bank, and are classified as restricted assets within Equity instruments – Financial assets held for trading.

As of December 31, 2015 and 2016, 551 million pesos and 3 million pesos, respectively, of equity instruments have been received as guarantees and/or collateral in connection with the securities loans transactions within Equity instruments – Financial assets held for trading (see Note 31).

As of December 31, 2015 and 2016, 492 million pesos and 2 million pesos, respectively, of Equity instruments, have been pledged in connection with securities loans transactions in which the lender is the Central Bank and are classified as restricted assets within Equity instruments – Financial assets held for trading.

Note 44.a. contains a breakdown of the remaining maturity periods of these assets.

b)	Changes

The changes in Available-for-sale – Equity instruments, disregarding the allowance for impairment losses, were as follows:

	2014	2015	2016

Beginning balance	444	311	348
Transfer to non-current assets held for sale	-	-	-
Net additions/(disposals)	(87)	41	30
Valuation adjustments	(46)	(4)	(52)
Balance at year-end	311	348	326

Note 28.a. includes a breakdown of the valuation adjustments recognized in the consolidated other comprehensive income under Valuation adjustments - Available-for-sale financial assets.

c)	Allowance for impairment losses

As of December 31, 2015 and 2016, the Bank has not recognized any impairment on Equity Instruments - Available-for-sale.

11.	Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The breakdown by type of inherent risk of the fair value of the Trading derivatives arranged by the Bank is as follows (see Note 32):

	12/31/2015		12/31/2016
	Debit Balance	Credit Balance	Debit Balance	Credit Balance

Interest rate risk	35,156	35,969	64,589	65,719
Currency risk	80,258	87,159	134,430	139,461
Market price risk	1,367	1,437	888	510
	116,781	124,565	199,907	205,690

Note 44.a. contains a breakdown of the remaining maturity periods of trading derivatives.

b)	Short positions

Following is a breakdown of the carrying amount of the Short positions:

	12/31/2015	12/31/2016L

Securities loans:
Debt instruments	23,475	20,246
Equity instruments	130	129
	23,605	20,375
Short sales:
Debt instruments (*)	24,403	40,763
	48,008	61,138

(*)	These figures include financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements of 23,249 million pesos and 40,613 million pesos as of December 31, 2015 and December 31, 2016, respectively.

Note 44.a. contains a breakdown of the remaining maturity periods of these liabilities.

12.	Loans and advances to customers

a)	Detail

The detail by classification of Loans and advances to customers in the consolidated balance sheets is as follows:

	12/31/2015	12/31/2016

Other financial assets at fair value through profit or loss	27,702	4,509
	535,260	581,638
Loans and receivables	562,962	586,147
Of which:
Before allowance for impairment losses	581,711	604,030
Allowance for impairment losses	(18,749)	(17,883)
	562,962	586,147

As of December 31, 2015 and 2016, 1,609 million pesos and 3,214 million pesos, respectively, of loans and advances to customers have been pledged in connection with derivatives traded in organized markets, and are classified as restricted assets within Loans and advances to customers (see Note 32).

Note 44.a. includes a breakdown of the remaining maturity of Loans and advances to customers. Additionally, Note 44.d. includes the fair value amounts of these assets classified as Loans and advances to customers – Loans and receivables.

b)	Breakdown

The following is a breakdown by loan type, borrower sector, geographical area of residence and interest rate formula of the Loans and advances to customers. This breakdown reflects the Bank's exposure to credit risk in its core business, disregarding the allowance for impairment losses:

	12/31/2015	12/31/2016

By loan type:
Commercial, financial and industrial loans	268,955	302,364
Public-sector loans	59,922	57,022
Mortgage loans	116,404	125,636
Reverse repurchase agreements	27,702	4,509
Installment loans to individuals
Revolving consumer credit card loans	45,929	49,585
Non-revolving consumer loans	43,057	47,319
Impaired loans	19,742	17,595
	581,711	604,030
By borrower sector:
Public-sector	59,925	57,022
Individuals	215,459	233,293
Communications and transportation	21,619	21,889
Construction	36,350	34,817
Manufacturing	58,309	59,984
Services	163,469	166,344
Tourism	12,436	15,036
Other sectors	14,144	15,645
	581,711	604,030
By geographical area:
Mexico	581,711	604,030
	581,711	604,030
By interest rate:
Fixed rate	231,973	216,957
Floating rate	349,738	387,073
	581,711	604,030

As of December 31, 2015 and 2016, 27,695 million pesos and 4,511 million pesos, respectively, of debt securities have been received as collaterals in connection with the reverse repurchase agreement transactions within Loans and advances to customers – Other financial assets at fair value through profit or loss (see Note 31).

c)	Allowance for impairment losses

The changes in the allowance for impairment losses on Loans and advances to customers were as follows:

	2014	2015	2016

Beginning balance	(13,764)	(15,198)	(18,749)

Impairment losses on financial assets – Loans and receivables (*)	(14,831)	(17,766)	(19,022)
Of which:
Individually assessed	(3,925)	(6,172)	(5,802)
Collectively assessed	(10,906)	(11,594)	(13,220)

Others	(113)	(209)	(157)

Write-off of impaired balances against recorded allowance for impairment losses	13,510	14,424	20,045
Balance at year-end	(15,198)	(18,749)	(17,883)

Of which:
By method of assessment:
Individually	(6,031)	(7,943)	(6,463)
Collectively	(9,167)	(10,806)	(11,420)
By geographical location of risk:
Mexico	(15,198)	(18,749)	(17,883)
By classification of assets:
Loans and advances to customers	(15,198)	(18,749)	(17,883)

(*)	The amount of impairment losses on financial assets – Loans and receivables presented in the consolidated income statement is net of recoveries of loans previously charged-off and recovery expenses in the amount of 1,699 million pesos in 2014, 1,725 million pesos in 2015 and 2,361 million pesos in 2016.

d)	Impaired loans

The breakdown of the changes in the balance of the financial assets classified as Loans and receivables – Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	2014	2015	2016

Beginning balance	15,175	18,430	19,742
Additions	24,848	30,006	30,431
Transfers to performing loans	(8,083)	(14,270)	(12,533)
Written-off assets	(13,510)	(14,424)	(20,045)
Balance at year-end	18,430	19,742	17,595

The breakdown of the balance of the financial assets classified as Loans and receivables – Loans and advances to customers between no past due and past due at December 31, 2015 is as follows:

	With no Past Due Balances or Less than 3 Months Past Due

		With Balances Past Due by
		3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:
Commercial, financial and industrial loans	2,449	1,050	699	337	5,138	9,673
Mortgage loans	1,446	553	909	673	2,933	6,514
Installment loans to individuals
Of which:
Revolving consumer credit card loans	263	1,583	-	-	-	1,846
Non-revolving consumer loans	381	803	508	9	8	1,709
	4,539	3,989	2,116	1,019	8,079	19,742

The breakdown of the balance of the financial assets classified as Loans and receivables – Loans and advances to customers between no past due and past due at December 31, 2016 is as follows:

	With no Past Due Balances or Less than 3 Months Past Due

		With Balances Past Due by
		3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:
Commercial, financial and industrial loans	2,658	1,322	417	758	1,687	6,842
Mortgage loans	759	1,356	1,044	708	2,911	6,778
Installment loans to individuals
Of which:
Revolving consumer credit card loans	786	1,166	-	-	-	1,952
Non-revolving consumer loans	485	1,080	423	3	32	2,023
	4,688	4,924	1,884	1,469	4,630	17,595

e)	Renegotiated loans

Renegotiated loans include renegotiation of performing loans and impaired loans, as contractual terms of a loan may be modified not only due to concerns about the borrower’s ability to meet contractual payments, but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. A breakdown of renegotiated loans during the years ended December 31, 2014, 2015 and 2016 is as follows:

	For the Year Ended 12/31/2014				For the Year Ended 12/31/2015				For the Year Ended 12/31/2016
	Performing loans		Impaired Loans	Total	Performing loans		Impaired Loans	Total	Performing loans		Impaired Loans	Total
	Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors			Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors			Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors

Commercial, financial and industrial loans	694	-	2,040	2,734	3,219	-	1,591	4,810	3,576	-	1,606	5,182
Mortgage loans	1	-	-	1	-	-	-	-
Installment loans to individuals	542	-	799	1,341	96	-	294	390	1,073	-	158	1,231
Total	1,237	-	2,839	4,076	3,315	-	1,885	5,200	4,649	-	1,764	6,413
Percentage	30%	-	70%	100%	64%	-	36%	100%	72%	-	28%	100%

Impaired loans that are renegotiated continue to be classified as impaired loans until the sustained payment criteria is reached as described in Note 2.g.

The types of terms that are typically renegotiated include: (a) modifications to the contractual terms of loans, such as payment terms, interest rates and currency, or (b) modifications to the guarantees that cover the loans.

The Bank has implemented renegotiation programs which include options for the borrowers to extend payment terms, reduction in scheduled installments of principal and interest repayments, consolidation of debt and other forms of loan modifications, among others.

See Note 47 c) 4.7 Recovery management for additional information regarding restructured and refinanced loan portfolios.

f)	Maximum exposure to credit risk and credit quality information

Maximum exposure to credit risk

The tables below represent the Bank’s maximum exposure to credit risk by class of financial instrument (except for hedging derivatives) and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments. The maximum exposure to credit risk includes the carrying amounts of financial instruments recognized on the consolidated balance sheet subject to credit risk and the nominal amounts for off-balance-sheet commitments.

Where available, collaterals are presented at fair value; for other collaterals, such as real estate and other assets, best estimates of fair value are used. Other credit enhancements such as guarantees are included at their nominal amounts.

Collateral or guarantees are credit enhancements in the form of an asset or third-party obligation that serve to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. The Bank’s collaterals or guarantees are contractual and are typically classified as follows:

•	Financial and other collateral, which enables the Bank to recover all or part of the outstanding exposure by liquidating the collateral asset provided in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (debt or equity securities), collection rights, inventory, equipment and real estate are included in this category:

- Cash collateral received – Cash collateral requested from financial and corporate customers to secure the payments in OTC derivative transactions.

- Collateralized by securities – Collateral to secure the payments in repurchase agreements and reverse repurchase agreements.

- Collection rights – Highly liquid and realizable guarantees, which are mainly comprised of standby letters and pledges on funds and securities.

- Real estate.

•	Guarantee collateral, which complements the borrower’s ability to fulfill its obligation under the legal contract and, as such, is provided by third parties in the form of individual guarantee by endorsement or cosigners, where individuals or companies act as guarantors of the loan transaction.

Collaterals and other credit enhancements related to the commercial portfolio are subject to at least an annual review. In the case of guarantees, the guarantor’s ability to perform under the guarantee contract is reviewed through an analysis of the financial position of the borrower and the guarantor. There are cases where the Bank has attempted to seek recovery through the execution of a third-party guarantee and has been denied such recovery. Please see Note 2.g. for an explanation of how the credit ratings of guarantors affect our allowance for impairment losses.

For the retail portfolio, a review of its collaterals and other credit enhancements is performed on a periodic basis depending on the history of the payment performance of the borrower.

For the real estate collaterals, appraisals are obtained as of the date of origination of the loans and when the loan is classified as impaired.

See Note 47 c) 4.4 Transaction decision-making – Credit risk mitigation techniques for additional information regarding collaterals.

The breakdown is as follows:

	Maximum Exposure to Credit Risk	12/31/2015
		Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
		Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets held for trading	324,994	315,224	9,770	1,891	7,879	-	-	-
Other financial assets at fair value through profit or loss	28,437	-	28,437	-	28,443	-	-	-
Available-for-sale financial assets	113,525	113,525	-	-	-	-	-	-
Loans and receivables:	617,461	309,013	308,448	-	-	104,812	187,603	36,966
Of which:
Loans and advances to credit institutions	57,441	57,441	-	-	-	-	-	-
Loans and advances to customers	554,009	245,561	308,448	-	-	104,812	187,603	36,966
Commercial, financial and industrial loans	278,625	99,795	178,830	-	-	49,169	80,805	34,463
Public-sector loans	59,925	38,532	21,393	-	-	55,606	-	2,503
Mortgage loans	122,918	15,472	107,446	-	-	-	105,475	-
Installment loans to individuals:
Revolving consumer credit card loans	47,775	47,775	-	-	-	-	-	-
Non-revolving consumer loans	44,766	43,987	779	-	-	37	1,323	-
Debt instruments	6,011	6,011	-	-	-	-	-	-
Guarantees and loan commitments	40,874	40,874	-	-	-	-	-	-
Available lines of credit cards and non-revolving consumer loans	72,841	72,841	-	-	-	-	-	-
	1,198,132	851,477	346,655	1,891	36,322	104,812	187,603	36,966

(1)	Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.

(3)	Public-sector loan rights are guaranteed by Mexican government entities.

	Maximum Exposure to Credit Risk	12/31/2016
		Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
		Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets held for trading	340,760	333,360	8,400	3,182	5,218	-	-	-
Other financial assets at fair value through profit or loss	42,340	-	42,340	-	41,091	-	-	-
Available-for-sale financial assets	154,318	154,318	-	-	-	-	-	-
Loans and receivables:	693,381	307,270	386,111	-	-	122,050	204,806	68,112
Of which:
Loans and advances to credit institutions	82,388	82,388	-	-	-	-	-	-
Loans and advances to customers	599,521	213,410	386,111	-	-	122,050	204,806	68,112
Commercial, financial and industrial loans	309,206	82,616	226,590	-	-	96,926	76,511	65,096
Public-sector loans	57,022	29,667	27,355	-	-	24,971	-	3,016
Mortgage loans	132,414	1,149	131,265	-	-	-	126,869	-
Installment loans to individuals:
Revolving consumer credit card loans	51,537	51,537	-	-	-	-	-	-
Non-revolving consumer loans	49,342	48,441	901	-	-	153	1,426	-
Debt instruments	11,472	11,472	-	-	-	-	-	-
Guarantees and loan commitments	62,065	62,065	-	-	-	-	-	-
Available lines of credit cards and non-revolving consumer loans	36,256	36,256	-	-	-	-	-	-
	1,329,120	892,269	436,851	3,182	46,309	122,050	204,806	68,112

(1)	Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.

(3)	Public-sector loan rights are guaranteed by Mexican government entities.

Credit quality information

For the commercial loans (except SMEs) and public-sector loans, in order to achieve equivalent internal ratings in the different models available and to make them comparable with the external ratings of rating agencies, the Bank has developed a master rating scale. The equivalence is established through the PD associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies. The internal rating scale and mapping with external ratings are as follows:

Internal Rating	Equivalence with
	Standard &	Moody’s
Poor’s

9.3	AAA	Aaa
9.2	AA+	Aa1
9.0	AA	Aa2
8.6	AA-	Aa3
8.1	A+	A1
7.7	A	A2
7.3	A-	A3
6.7	BBB+	Baa1
6.1	BBB	Baa2
5.6	BBB-	Baa3
5.0	BB+	Ba1
4.4	BB	Ba2
3.9	BB-	Ba3
3.3	B+	B1
2.7	B	B2
2.2	B-	B3
1.6	CCC	Caa1
1.0	CC	Ca

For commercial loans (SMEs), mortgage loans and installment loans (revolving credit card consumer loans and non-revolving consumer loans), incurred losses are calculated using statistical methods without taking internal ratings into consideration. However, based on criteria set forth by the CNBV and a combination of internal scorecards, client financial information and qualitative criteria, ratings are assigned as follows:

Rating	Equivalence

A-1	Minimum Risk (Solid)
A-2	Low Risk (Outstanding)
B-1	Normal Risk (Good)
B-2	Normal Risk
B-3	Satisfactory
C-1	Normal Risk (Adequate)
C-2	Medium Risk (Weak)
D	High Risk (Poor)
E	Probable Loss

Credit quality information by rating category

The tables below represent the classification by rating category of the commercial loans and public-sector loans and their related guarantees and loan commitments not recognized on the consolidated balance sheet:

	12/31/2015
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans (except SMEs)	-	-	-	-	10	7,566	14,835	12,905	40,732	57,104	48,015	10,669	5,064	2,303	704	303	62	-	4,175	10,682	215,129
Public-sector loans	-	-	-	-	-	37,183	942	-	1,878	2,620	10,968	1,553	-	-	-	-	-	-	-	4,781	59,925
	-	-	-	-	10	44,749	15,777	12,905	42,610	59,724	58,983	12,222	5,064	2,303	704	303	62	-	4,175	15,477	275,054

Financial instruments not recognized on the consolidated balance sheet:
Guarantees	-	-	-	190	447	1,600	8,470	5,527	5,767	1,711	1,268	297	-	-	97	-	-	-	-	2,596	27,970
Loan commitments	-	-	-	25	349	99	845	388	2,280	4,117	1,733	159	55	81	23	-	-	-	58	2,427	12,639
	-	-	-	215	796	1,699	9,315	5,915	8,047	5,828	3,001	456	55	81	120	-	-	-	58	5,023	40,609
	-	-	-	215	806	46,448	25,092	18,820	50,657	65,552	61,984	12,678	5,119	2,384	824	303	62	-	4,233	20,500	315,663

	12/31/2016
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans (except SMEs)	-	-	-	-	15	4,006	17,082	6,699	54,717	61,648	57,457	10,978	3,497	1,753	1,373	116	1,949	-	204	19,817	241,311
Public-sector loans	-	-	-	-	-	33,730	3,765	-	-	6,366	7,415	5,091	636	-	-	-	-	-	-	19	57,022
	-	-	-	-	15	37,736	20,847	6,699	54,717	68,014	64,872	16,069	4,133	1,753	1,373	116	1,949	-	204	19,836	298,333

Financial instruments not recognized on the consolidated balance sheet:
Guarantees	653	-	-	1,959	2,063	6,449	14,063	8,996	5,986	3,834	784	310	312	-	-	75	33	-	-	2,324	47,841
Loan commitments	-	-	-	31	582	124	726	210	2,922	4,560	3,978	639	9	20	-	-	-	-	-	111	13,912
	653	-	-	1,990	2,645	6,573	14,789	9,206	8,908	8,394	4,762	949	321	20	-	75	33	-	-	2,435	61,753
	653	-	-	1,990	2,660	44,309	35,636	15,905	63,625	76,408	69,634	17,018	4,454	1,773	1,373	191	1,982	-	204	22,271	360,086

The tables below represent the classification by rating category of the commercial loans, mortgage loans, revolving consumer credit card loans and non-revolving consumer loans and their related commitments not recognized on the consolidated balance sheet:

	12/31/2015
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	39,504	9,717	2,084	2,394	5,106	1,722	743	2,108	117	4	63,499
Mortgage loans	80,018	15,196	4,984	7,391	1,753	4,279	1,818	4,373	665	2,441	122,918
Revolving consumer credit card loans	6,610	9,104	6,008	8,674	7,269	3,364	2,950	3,470	326	-	47,775
Non-revolving consumer loans	2,592	4,091	5,850	14,860	5,284	2,638	4,261	2,062	2,279	849	44,766
	128,724	38,108	18,926	33,319	19,412	12,003	9,772	12,013	3,387	3,294	278,958

Financial instruments not recognized on the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	-	-	-	-	-	-	-	-	-	72,841	72,841
Guarantees	-	-	-	-	-	-	-	-	-	-	-
Loan commitments	-	-	-	-	-	-	-	-	-	265	265
	-	-	-	-	-	-	-	-	-	73,106	73,106
	128,724	38,108	18,926	33,319	19,412	12,003	9,772	12,013	3,387	76,400	352,064

	12/31/2016
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	41,133	12,018	1,913	3,506	4,650	1,360	756	2,065	101	393	67,895
Mortgage loans	89,712	11,318	2,979	14,404	1,800	2,163	1,763	3,817	880	3,578	132,414
Revolving consumer credit card loans	2,855	11,997	12,304	5,835	3,329	4,804	4,617	4,499	1,297	-	51,537
Non-revolving consumer loans	2,426	5,226	7,181	16,057	5,365	2,950	4,830	1,957	2,536	814	49,342
	136,126	40,559	24,377	39,802	15,144	11,277	11,966	12,338	4,814	4,785	301,188

Financial instruments not recognized on the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	-	-	-	-	-	-	-	-	-	36,256	36,256
Guarantees	132	-	-	-	-	-	-	-	-	-	132
Loan commitments	180	-	-	-	-	-	-	-	-	-	180
	312	-	-	-	-	-	-	-	-	36,256	36,568
	136,438	40,559	24,377	39,802	15,144	11,277	11,966	12,338	4,814	41,041	337,756

The following is a breakdown of the retail portfolios that are past due but not impaired at December 31, 2015 and 2016, classified by type of loan and by age of the oldest past due amount.

Portions of the retail portfolio that are past due but not impaired as of December 31, 2015 are as follows:

	Current	Balances Past Due by			Total
		1 to 30 Days	31 to 60 Days	61 to 90 Days

By type of loan:
Commercial loans (SMEs)	57,943	2,516	889	785	62,133
Mortgage loans	107,441	5,366	2,620	977	116,404
Installment loans to individuals
Of which:
Revolving consumer credit card loans	43,441	1,121	776	591	45,929
Non-revolving consumer loans	38,583	3,309	612	553	43,057
	247,408	12,312	4,897	2,906	267,523

Portions of the retail portfolio that are past due but not impaired as of December 31, 2016 are as follows:

	Current	Balances Past Due by			Total
		1 to 30 Days	31 to 60 Days	61 to 90 Days

By type of loan:
Commercial loans (SMEs)	63,248	1,725	756	533	66,262
Mortgage loans	116,170	4,535	3,636	1,295	125,636
Installment loans to individuals
Of which:
Revolving consumer credit card loans	47,170	1,061	760	594	49,585
Non-revolving consumer loans	44,429	1,819	596	475	47,319
	271,017	9,140	5,748	2,897	288,802

g)	Securitization

Loans and advances to customers includes the securitized loans transferred to third parties on which the Bank has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable IFRS, cannot be derecognized. Note 21 details the liabilities associated with these securitization transactions (mortgage-backed bonds). As of December 31, 2015 and 2016, the securitized loans retained on the consolidated balance sheet relate to securitized mortgage assets amount to 226 million pesos and 237 million pesos, respectively.

Securitization is used as a tool for diversifying the Bank’s liquidity sources. The Bank had not performed any securitization in 2014, 2015 and 2016 and prior years. This securitization corresponds to a transaction performed by the acquired entity Santander Vivienda in 2006.

The loans transferred through securitization are mortgage loans.

13.	Hedging derivatives

The Bank, as part of its financial risk management strategy and for reducing mismatches in the accounting treatment of its transactions, enters into interest rate and foreign currency hedging derivatives, depending on the nature of the hedged risk.

In line with its objective, the Bank classifies its hedges into the following categories:

- Cash flow hedges: hedging the exposure to variability in cash flows associated with an asset, liability or highly probable forecast transaction.

- Fair value hedges: hedging the exposure to changes in the fair value of assets attributable to an identified, hedged risk.

a)	Breakdown

The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	12/31/2015		12/31/2016
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	1	1,720	93	3,727
Cash flow hedges	12,120	7,848	14,910	10,560
	12,121	9,568	15,003	14,287

b)	Quantitative information

Fair value hedges

As of December 31, 2015, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	4,620	4,620	Peso	Loans and receivables – Interest rate risk
IRS	1,659	96	USD	Loans and receivables – Interest rate risk
CCS	182	14	USD	Loans and receivables – Interest rate and foreign exchange risk
CCS	278	18	Euro	UMS – Interest rate and foreign exchange risk
CCS	251	15	Euro	Petróleos Mexicanos Bonds (PEMEX Bonds) – Interest rate and foreign exchange risk
CCS	602	30	Pound Sterling	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	1,118	86	USD	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

As of December 31, 2016, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	2,863	2,863	Peso	Loans and receivables-Interest rate risk
IRS	1,618	78	USD	Loans and receivables-Interest rate risk
CCS	99	8	USD	Loans and receivables –Interest rate and foreign exchange risk
CCS	9,614	470	Euro	UMS – Interest rate and foreign exchange risk
CCS	950	50	USD	UMS – Interest rate and foreign exchange risk
CCS	251	15	Euro	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	602	30	Pound Sterling	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	1,118	86	USD	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

The fair value hedges carried out by the Bank are extended in certain cases up to the year 2026.

For 2014, 2015 and 2016, the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recognized in the consolidated income statements under Gains/(losses) on financial assets and liabilities (net) is (71) million pesos, 23 million pesos and (363) million pesos, respectively (see Note 38).

For 2014, 2015 and 2016, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recognized in the consolidated income statements in Gains/(losses) on financial assets and liabilities (net) is 65 million pesos, (105) million pesos and 375 million pesos, respectively (see Note 38).

Each of these hedging derivative instruments is presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2015, the positions in derivatives for cash flow hedging purposes are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	2,050	2,050	Peso	BPAGs Bonds – Interest rate risk

CCS	6,159	441	USD	Loans and receivables – Foreign exchange risk

CCS	5,780	332	Euro	Loans and receivables – Foreign exchange risk

CCS	9,357	543	USD	Senior Unsecured Notes – Foreign exchange risk

CCS	18,974	1,100	USD	Tier II Subordinated Capital Notes – Foreign exchange risk

CCS	1,607	86	Euro	UMS – Foreign exchange risk

CCS	260	10	Pound Sterling	UMS – Foreign exchange risk

Forward Fx-BRL	13,376	2,377	BRL	Brazilian Government Notes – Foreign exchange risk

Forward Fx-USD	24,546	1,735	USD	Brazilian Government Notes – Foreign exchange risk

As of December 31, 2016, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	2,050	2,050	Peso	BPAGs Bonds – Interest rate risk

CCS	4,713	331	USD	Loans and receivables – Foreign exchange risk

CCS	4,958	261	Euro	Loans and receivables – Foreign exchange risk

CCS	11,186	543	USD	Senior Unsecured Notes – Foreign exchange risk

CCS	21,546	1,045	USD	Tier II Subordinated Capital Notes – Foreign exchange risk

CCS	2,657	136	Euro	UMS – Foreign exchange risk

CCS	260	10	Pound Sterling	UMS – Foreign exchange risk

CCS	1,093	60	USD	UMS – Foreign exchange risk

Forward Fx-USD	24,433	1,491	USD	Brazilian Government Notes – Foreign exchange risk

During April 2015, the Bank discontinued a cash flow hedge of Senior Unsecured Notes for an amount of 318 million USD (nominal value). This cash flow hedge began on December 2012 and February 2013, and at the date of discontinuance an amount of 64 million pesos, corresponding to the effective part of the hedging instrument, was recognized in the consolidated other comprehensive income under Valuation adjustments - Cash flow hedges, such amount will be reclassified to the consolidated income statement over the original term of the Senior Unsecured Notes, which extended through the year 2022.

During April 2015, the Bank discontinued a cash flow hedge of Tier II Subordinated Capital Notes for an amount of 200 million USD (nominal value). This cash flow hedge began on April 2014 and at the date of discontinuance an amount of 44 million pesos, corresponding to the effective part of the hedging instrument, was recognized in the consolidated other comprehensive income under Valuation adjustments - Cash flow hedges, such amount will be reclassified to the consolidated income statement over the original term of the subordinated capital notes, which extended through the year 2019.

During June 2014, the Bank discontinued a cash flow hedge of the Central Bank compulsory deposits for an amount of 500 million pesos (nominal value). This cash flow hedge began on February 2014 and at the date of discontinuance an amount of 12 million pesos, corresponding to the effective part of the hedging instrument, was recognized in the consolidated other comprehensive income under Valuation adjustments - Cash flow hedges, which amount will be reclassified to the consolidated income statement over the original term of the Central Bank compulsory deposits, which extended through the year 2018.

As of December 31, 2015 and 2016, included in the consolidated other comprehensive income under Valuation adjustments - Cash flow hedges, are 71 million pesos and 86 million pesos (see Note 28), respectively, which refer to the accumulated unamortized gain (net of the related tax effect) of hedging derivatives for which hedge accounting was discontinued. Such balances are being recycled based on the original terms of the forecast transactions. The term of such recycling extends through the year 2022. The remaining amount of the total valuation adjustment for cash flow hedges reflected in the consolidated other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Bank are extended in certain cases up to the year 2017 for Brazilian Government Notes, up to the year 2018 for BPAGs Bonds, up to the year 2022 for Senior Unsecured Notes, up to the year 2025 for Loans and receivables and up to the year 2026 for UMS.

A reconciliation of Valuation adjustments – Cash flow hedges is as follows:

	2014	2015	2016

Balance at January 1	22	293	900
Valuation adjustments	(1,161)	(612)	(1,095)
Amounts recycled to consolidated income statement	1,548	1,479	1,785
Of which:
Income from cash flow hedging derivatives swaps and discontinued cash flow hedge accounting	1,551	1,483	1,787
Cash flow hedges ineffectiveness (Note 38)	(3)	(4)	(2)
Income taxes	(116)	(260)	(207)
Balance at December 31	293	900	1,383

As of December 31, 2016, the breakdown of the estimated cash flows of the cash flow hedges are as follows:

	Less than 3 Months	Between 3 Months and 1 Year	Between 1 Year and 5 Years	More than 5 Years	Total

Cash flows to be received	364	1,073	2,437	330	4,204
Cash flows to be paid	(167)	(491)	(1,225)	(343)	(2,226)

Note 44.a. contains a breakdown of the remaining maturity periods of hedging derivatives.

14.	Non-current assets held for sale

a)	Breakdown

As of December 31, 2015 and 2016, non-current assets held for sale consist of foreclosed assets that amounted to 1,101 million pesos and 1,107 million pesos, respectively.

The total amount of foreclosed assets classified as non-current assets held for sale are intended for sale up to one year through the completion of auctions.

In 2014, 2015 and 2016, the Bank recognized a loss of (15) million pesos, a gain of 91 million pesos and a gain of 71 million pesos, respectively, under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net) in the consolidated income statement.

For the year ended December 31, 2014, the Bank has recognized an impairment of 48 million pesos, under Impairment losses on other assets (net) in the consolidated income statement. For the years ended December 31, 2015 and 2016, there were no impairment losses recognized by the Bank.

b)	Changes

The changes in foreclosed assets in the consolidated balance sheet were as follows:

Foreclosed Assets

Cost:
Balances at December 31, 2014	844
Additions	516
Disposals	(259)
Impairment losses	-
Balances at December 31, 2015	1,101
Additions	711
Disposals	(705)
Impairment losses	-
Balances at December 31, 2016	1,107

15.	Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheet were as follows:

Property, Plant and Equipment

Cost:
Balances at December 31, 2014	9,524
Additions	1,190
Disposals	(82)
Balances at December 31, 2015	10,632
Additions	1,096
Disposals	(114)
Balances at December 31, 2016	11,614

Accumulated depreciation:
Balances at December 31, 2014	(4,265)
Additions	(900)
Disposals	80
Balances at December 31, 2015	(5,085)
Additions	(953)
Disposals	116
Balances at December 31, 2016	(5,922)

Balances at December 31, 2015	5,547
Balances at December 31, 2016	5,692

As of December 31, 2016, there are no restrictions on title and no tangible assets have been pledged as security for liabilities.

In the second quarter of 2012, the Bank entered into an agreement with a non-related party, Fibra Uno, S.A. de C.V. (hereinafter, Fibra Uno) regarding the sale of 220 properties (branches, offices and parking spaces) and the subsequent leaseback thereof for a term of 20 years.

The corresponding lease contract, which is accounted for as an operating lease, is non-cancellable and includes an option to renew up to an additional four consecutive periods of five years each with a market rate to be determined on the date of the renewal. The lease agreement includes rent adjustments based on the INPC and does not contain volume-based or leveraged contingent rent payment clauses or purchase options, or impose any restrictions on the Bank’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. The lease payments are recognized as Other general administrative expenses in the consolidated income statement.

As of December 31, 2016, the future minimum lease payments required under the Bank’s operating leases are as follows:

Operating Lease Due	12/31/2016
	Fibra Uno	Other Operating Leases	Total

2017	276	39	315
2018	276	184	460
2019	276	49	325
2020	276	129	405
2021	276	20	296
2022 and thereafter	2,848	3,519	6,367
Total commitments for minimum payments under operating lease	4,228	3,940	8,168

b)	Breakdown

The breakdown by asset class of Tangible assets for own use in the consolidated balance sheet is as follows:

		Accumulated Depreciation	Impairment Losses	Carrying Amount
	Cost

Buildings	7,168	(3,322)	-	3,846
IT equipment and fixtures	1,568	(911)	-	657
Furniture and vehicles	1,521	(852)	-	669
Others	375	-	-	375
Balances at December 31, 2015	10,632	(5,085)	-	5,547

Buildings	7,900	(3,902)	-	3,998
IT equipment and fixtures	2,036	(1,082)	-	954
Furniture and vehicles	1,568	(938)	-	630
Others	110	-	-	110
Balances at December 31, 2016	11,614	(5,922)	-	5,692

16.	Intangible assets – Goodwill

a)	Breakdown

The breakdown of Goodwill based on the CGUs to which Goodwill has been allocated is as follows:

	12/31/2015	12/31/2016

Santander Hipotecario	1,588	1,588
Santander Vivienda	146	146
	1,734	1,734

b)	Changes

There were no changes in Goodwill during 2015 and 2016.

c)	Impairment test

Management performed impairment test on a unique CGU basis due to the merger of Santander Vivienda, Santander Hipotecario and Santander Holding Vivienda as describe in Note 1.d

The main assumptions used in the calculation of the impairment of Goodwill are as follows:

Hypotheses

Basis of valuation	Value in use: discounted cash flows
Period of projection of cash flows (1)	5 years
Perpetual cash flow	(2)
Discount rate (6)	8.2%
Of which:
Cost of Equity (3)	14.3%
Cost of Debt (4) Equity Structure (5)	6.4% 23% Equity / 77% Debt

(1)	The period of projections of cash flow are prepared using internal budgets and growth plans of management, based on historical data, market expectations and conditions such as industry growth and inflation.

(2)	The perpetual cash flow has been calculated based on the following formula over the last cash flow estimated [D*(1+g)//i-g)]*(1+i)^-n, where:

▪  D = Last estimated cash flow,

▪  g = Perpetual growth (0%),

▪  i = Discount rate, and

▪  n= Number of year of last estimated cash flow.

(3)	The Cost of Equity has been calculated based on the following formula Rf+(ß*Pr), where:

▪  Rf = Risk free rate (5.7%),

▪  β = Beta (1.06), and

▪  Pr = Equity Risk Premium (8.1%).

(4)	The Cost of Debt has been calculated based on the actual pretax financing cost of the Bank.

(5)	The Equity Structure has been calculated based on the following formula: Equity/(Total Liability+Equity). The Debt Structure has been calculated based on the following formula: Debt/(Total Liability+Equity).

(6)	The Discount rate has been calculated based on the following formula: (Cost of Equity*Equity Structure) + (Cost of Debt*Debt Structure).

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank's management in 2014, 2015 and 2016, the Bank has not recognized any impairment losses on Goodwill.

17.	Intangible assets - Other intangible assets

a)	Changes

The changes in Other intangible assets in the consolidated balance sheet were as follows:

Intangible Assets with Finite Useful Life

Cost:
Balances at December 31, 2014	4,578
Additions	1,761
Disposals	(91)
Balances at December 31, 2015	6,248
Additions	2,001
Disposals	(30)
Balances at December 31, 2016	8,219

Accumulated amortization and impairment:
Balances at December 31, 2014	(2,233)
Additions	(963)
Disposals	91
Balances at December 31, 2015	(3,105)
Additions	(1,105)
Disposals	29
Balances at December 31, 2016	(4,181)
Balances at December 31, 2015	3,143
Balances at December 31, 2016	4,038

b)	Breakdown

The breakdown of Other intangible assets in the consolidated balance sheet is as follows:

			Accumulated Amortization	Impairment Losses	Carrying Amount
	Estimated Useful Life	Cost
IT developments	3 years	6,248	(3,105)	-	3,143
Balances at December 31, 2015		6,248	(3,105)	-	3,143

IT developments	3 years	8,132	(4,175)	-	3,957
Others	10 years	87	(6)	-	81
Balances at December 31, 2016		8,219	(4,181)	-	4,038

As of December 31, 2015 and 2016, there are no intangible assets with restricted title or intangible assets pledged as security for liabilities.

18.	Other assets

The breakdown of Other assets is as follows:

	12/31/2015	12/31/2016

Credit card operating balances	1,076	1,297
Insurance commission receivables	824	976
Prepayments	947	660
Indemnification asset	202	-
Other	2,798	3,402
	5,847	6,335

19.	Deposits from the Central Bank and Deposits from credit institutions

The breakdown by classification, type and currency of the balance is as follows:

	12/31/2015	12/31/2016

Classification:
Other financial liabilities at fair value through profit or loss	145,484	40,634
Financial liabilities at amortized cost	54,349	99,322
	199,833	139,956
Type:
Reciprocal accounts	1,609	2,621
Time deposits	18,950	31,545
Overnight deposits	9,228	7,689
Repurchase agreements	145,484	40,634
Other accounts	24,537	57,397
Of which:
Collateral received for OTC derivatives transactions (Note 32)	2,323	33,474
Others	22,214	23,923
Accrued interest	25	70
	199,833	139,956
Currency:
Peso	170,076	101,843
USD	29,757	38,113
	199,833	139,956

Note 44.a. includes a breakdown of the remaining maturity periods of Deposits from the Central Bank and Deposits from credit institutions. In addition, Note 44.d. contains the fair value amounts of these liabilities classified as Deposits from the Central Bank and Deposits from credit institutions – Financial liabilities at amortized cost.

20.	Customer deposits

The breakdown by classification, type and currency of the balance of Customer deposits is as follows:

	12/31/2015	12/31/2016

Classification:
Other financial liabilities at FVTPL	50,234	83,891
Financial liabilities at amortized cost	493,565	572,005
	543,799	655,896
Type:
Repurchase agreements	49,595	83,891
Demand deposits:
Current accounts	347,752	403,323
Savings accounts	1	-
Other deposits	24,652	27,696
Of which:
Collateral received for OTC derivatives transactions (Note 32)	11,952	14,347
Others	12,700	13,349
Time deposits:
Fixed-term deposits	121,644	140,408
Accrued interest	155	578
	543,799	655,896
Currency:
Peso	477,939	539,190
USD	65,841	116,706
Other currencies	19	-
	543,799	655,896

As of December 31, 2015 and 2016, customer deposits of 29 million pesos and 109 million pesos, respectively, have been received in connection with derivatives transactions traded in organized markets (see Note 32).

As of December 31, 2015 and 2016, customer deposits of 11,952 million pesos and 14,347 million pesos, respectively, have been received in connection with OTC derivatives transactions (see Note 32).

Note 44.a. includes a breakdown of the remaining maturity periods of Customer deposits. In addition, Note 44.d. contains the fair value amounts of these liabilities classified as Customer deposits – Financial liabilities at amortized cost.

21.	Marketable debt securities

a)	Breakdown

The breakdown by classification, type and currency of issue of Marketable debt securities is as follows:

	12/31/2015	12/31/2016

Classification:
Other financial liabilities at fair value through profit or loss designated as such upon initial recognition	12,623	12,335
Financial liabilities at amortized cost	74,826	77,668
	87,449	90,003
Type:
Certificates of deposit (unsecured)	23,068	25,944
Senior Unsecured Notes	17,073	20,462
Structured bank bonds	13,188	12,542
Promissory notes	24,078	16,101
Unsecured bonds	9,846	14,785
Mortgage-backed bonds	196	169
	87,449	90,003
Currency:
Peso	68,759	67,061
USD	18,690	22,942
	87,449	90,003

Note 44.a. includes a breakdown of the remaining maturity periods of Marketable debt securities. In addition, Note 44.d. contains the fair value amounts of these liabilities classified as Marketable debt securities – Financial liabilities at amortized cost.

b)	Changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss

The changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss were as follows:

	2015	2016

Beginning balance	5,306	12,623
Issues	8,866	1,924
Of which:
Structured bank bonds	8,866	1,924
Of which:
Banco Santander México, S.A.	8,866	1,924
Redemptions	(1,144)	(2,218)
Of which:
Structured bank bonds	(1,144)	(2,218)
Of which:
Banco Santander México, S.A.	(1,144)	(2,218)
Changes in fair value	(405)	6
Balance at year-end	12,623	12,335

c)	Changes in Marketable debt securities classified as financial liabilities at amortized cost

The changes in Marketable debt securities classified as financial liabilities at amortized cost were as follows:

	2015	2016

Beginning balance	53,771	74,826
Issues	3,284,358	2,738,139
Of which:
Certificates of deposit (unsecured)	326,837	56,431
Structured bank bonds	18,477	15,006
Promissory notes	2,936,044	2,656,702
Unsecured bonds	3,000	10,000
Of which:
Banco Santander México, S.A.	3,284,358	2,738,139
Redemptions	(3,265,856)	(2,738,883)
Of which:
Certificates of deposit (unsecured)	(317,735)	(53,705)
Structured bank bonds	(18,240)	(15,398)
Promissory notes	(2,929,841)	(2,664,673)
Unsecured bonds	(40)	(5,107)
Of which:
Banco Santander México, S.A.	(3,265,816)	(2,738,856)
Santander Vivienda, S.A. de C.V.	(40)	(27)
Accrued interest	25	69
Effect of changes in foreign exchange rates	2,528	3,517
Balance at year-end	74,826	77,668

d)	Other disclosures

Issuance program

In April 2007, the Board of Directors authorized an issuance program for up to 4,000,000,000 USD of different types of instruments denominated in pesos, USD, euros or UDIS, up to 30 years. In October 2010, the Board of Directors renewed this authorization.

In October 2011, the Board of Directors authorized to increase the amount of issuance program up to 6,500,000,000 USD. In October 2013, the Board of Directors endorsed the total amount of issuance program, establishing that the maximum term of the issuances must be 15 years.

As of December 31, 2015, the balance of the issues performed by the Bank under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	157	01/04/2016	2.78%
Certificates of deposit (unsecured)	1,000	02/18/2016	3.53%
Certificates of deposit (unsecured)	2,300	02/18/2016	3.53%
Certificates of deposit (unsecured)	350	03/03/2016	3.36%
Certificates of deposit (unsecured)	1,150	03/03/2016	3.36%
Certificates of deposit (unsecured)	800	03/10/2016	3.38%
Certificates of deposit (unsecured)	300	03/17/2016	3.53%
Certificates of deposit (unsecured)	1,000	03/31/2016	3.36%
Certificates of deposit (unsecured)	2,000	04/28/2016	3.36%
Certificates of deposit (unsecured)	500	05/04/2016	3.36%
Certificates of deposit (unsecured)	500	05/04/2016	3.36%
Certificates of deposit (unsecured)	14	05/16/2016	3.20%
Certificates of deposit (unsecured)	450	05/26/2016	3.36%
Certificates of deposit (unsecured)	2,140	05/26/2016	3.36%
Certificates of deposit (unsecured)	750	06/02/2016	3.38%
Certificates of deposit (unsecured)	1,170	06/09/2016	3.53%
Certificates of deposit (unsecured)	1,200	06/17/2016	3.34%
Certificates of deposit (unsecured)	300	05/20/2016	3.34%
Certificates of deposit (unsecured)	1,700	06/30/2016	3.40%
Certificates of deposit (unsecured)	450	07/21/2016	3.40%
Certificates of deposit (unsecured)	550	07/21/2016	3.36%
Certificates of deposit (unsecured)	50	07/21/2016	3.30%
Certificates of deposit (unsecured)	17	02/08/2016	3.20%
Certificates of deposit (unsecured)	600	08/25/2016	3.40%
Certificates of deposit (unsecured)	1	08/29/2016	3.20%
Certificates of deposit (unsecured)	1,500	11/03/2016	1.14%
Certificates of deposit (unsecured)	1	08/29/2016	3.20%
Certificates of deposit (unsecured)	12	02/19/2016	3.20%
Certificates of deposit (unsecured)	2	01/25/2016	3.20%
Certificates of deposit (unsecured)	500	11/24/2016	3.42%
Certificates of deposit (unsecured)	19	02/12/2016	0.75%
Certificates of deposit (unsecured)	19	02/25/2016	0.75%
Certificates of deposit (unsecured)	6	10/17/2016	0.75%
Certificates of deposit (unsecured)	86	05/17/2016	0.50%
Certificates of deposit (unsecured)	82	01/05/2016	0.15%
Certificates of deposit (unsecured)	124	01/05/2016	0.10%
Certificates of deposit (unsecured)	78	01/05/2016	0.15%
Certificates of deposit (unsecured)	172	01/07/2016	0.10%
Certificates of deposit (unsecured)	126	01/12/2016	0.10%
Certificates of deposit (unsecured)	84	01/14/2016	0.25%
Certificates of deposit (unsecured)	127	01/15/2016	0.25%
Certificates of deposit (unsecured)	82	01/19/2016	0.35%
Certificates of deposit (unsecured)	129	01/21/2016	0.35%
Certificates of deposit (unsecured)	69	01/20/2016	0.30%
Certificates of deposit (unsecured)	140	01/26/2016	0.35%
Certificates of deposit (unsecured)	61	01/06/2016	0.20%
Certificates of deposit (unsecured)	168	01/28/2016	0.35%
Certificates of deposit (unsecured)	1	01/04/2016	0.15%
Certificates of deposit (unsecured)	1	02/02/2016	0.18%
	23,038
Accrued interest	30
	23,068

Senior Unsecured Notes	16,984	11/09/2022	4.125%
Accrued interest	89
	17,073

Structured bank bonds	34	01/04/2016	5.00%
Structured bank bonds	30	07/01/2016	TIIE
Structured bank bonds	150	07/01/2016	Guaranteed rate subject to foreign exchange rate

Structured bank bonds	150	07/14/2016	TIIE
Structured bank bonds	10	07/25/2016	TIIE
Structured bank bonds	185	08/11/2016	TIIE
Structured bank bonds(*)	53	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	52	04/07/2016	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	368	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	270	11/17/2016	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	587	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	13	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	22	10/14/2016	Guaranteed rate subject to Hang Seng
Structured bank bonds(*)	42	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	9	06/29/2016	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	147	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	49	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	17	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	12	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	110	11/06/2017	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	228	08/24/2016	Guaranteed rate subject to HSCEI and S&P 500
Structured bank bonds(*)	321	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	1,083	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	518	03/06/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E and NIKKEI 225
Structured bank bonds(*)	935	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	16	04/19/2016	Guaranteed rate subject to S&P500
Structured bank bonds(*)	24	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	142	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	22	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	123	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	798	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	705	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	150	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	137	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	469	06/27/2018	2.00%
Structured bank bonds(*)	9	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	567	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	491	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	115	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	10	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	118	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	149	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	123	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	98	09/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	124	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	142	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	543	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	223	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	47	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	70	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	941	10/23/2020	TIIE
Structured bank bonds(*)	18	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	928	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	159	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	9	11/05/2020	TIIE
Structured bank bonds(*)	135	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	174	12/14/2020	Guaranteed rate subject to SXDP
	13,186

Transaction costs and accrued interest (net)	2
	13,188

Promissory notes	10,000	01/25/2016	3.47%
Promissory notes	53	01/19/2016	3.25%
Promissory notes	66	01/04/2016	3.20%
Promissory notes	13,950	01/04/2016	3.25%
	24,069
Accrued interest	9
	24,078

Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	2,800	09/21/2016	TIIE + 50 basis points (bps)
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	980	11/23/2017	9.05%
Unsecured bonds	3,000	12/06/2018	TIIE + 18 bps
	9,780
Accrued interest	66
	9,846

Mortgage-backed bonds	183	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	196
Accrued interest	-
	196

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

As of December 31, 2016, the balance of the issues performed by the Bank under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	2,500	02/17/2017	6.16%
Certificates of deposit (unsecured)	630	02/17/2017	6.16%
Certificates of deposit (unsecured)	2,000	04/27/2017	5.65%
Certificates of deposit (unsecured)	530	03/09/2017	5.65%
Certificates of deposit (unsecured)	80	04/12/2017	6.15%
Certificates of deposit (unsecured)	2,000	04/26/2017	5.65%
Certificates of deposit (unsecured)	300	04/21/2017	6.16%
Certificates of deposit (unsecured)	1,000	06/01/2017	5.65%
Certificates of deposit (unsecured)	700	06/09/2017	6.16%
Certificates of deposit (unsecured)	800	07/20/2017	5.65%
Certificates of deposit (unsecured)	50	07/25/2017	5.42%
Certificates of deposit (unsecured)	500	07/27/2017	5.65%
Certificates of deposit (unsecured)	1,000	10/06/2017	5.88%
Certificates of deposit (unsecured)	1,000	11/01/2017	5.88%
Certificates of deposit (unsecured)	45	01/02/2017	5.58%
Certificates of deposit (unsecured)	800	12/11/2017	5.88%
Certificates of deposit (unsecured)	1,100	04/12/2017	6.16%
Certificates of deposit (unsecured)	1,000	01/20/2017	6.16%
Certificates of deposit (unsecured)	300	06/28/2017	5.65%
Certificates of deposit (unsecured)	800	03/02/2017	5.65%
Certificates of deposit (unsecured)	1,730	05/26/2017	5.66%
Certificates of deposit (unsecured)	100	09/11/2017	5.64%
Certificates of deposit (unsecured)	1,000	08/15/2017	5.65%
Certificates of deposit (unsecured)	700	06/05/2017	6.13%
Certificates of deposit (unsecured)	500	02/01/2017	5.65%
Certificates of deposit (unsecured)	1,000	05/04/2017	5.65%
Certificates of deposit (unsecured)	500	02/10/2017	5.68%
Certificates of deposit (unsecured)	1,000	09/25/2017	5.88%
Certificates of deposit (unsecured)	2	07/31/2017	0.65%
Certificates of deposit (unsecured)	197	01/17/2017	0.20%
Certificates of deposit (unsecured)	403	01/26/2017	0.20%
Certificates of deposit (unsecured)	283	01/05/2017	0.35%
Certificates of deposit (unsecured)	215	01/12/2017	0.35%
Certificates of deposit (unsecured)	340	01/19/2017	0.20%
Certificates of deposit (unsecured)	379	01/10/2017	0.35%
Certificates of deposit (unsecured)	4	07/31/2017	0.95%
Certificates of deposit (unsecured)	1	07/31/2017	0.75%
Certificates of deposit (unsecured)	1	07/31/2017	0.90%
Certificates of deposit (unsecured)	103	05/09/2017	0.65%
Certificates of deposit (unsecured)	46	06/01/2017	0.50%
Certificates of deposit (unsecured)	1	07/31/2017	0.70%
Certificates of deposit (unsecured)	246	01/24/2017	0.20%
	25,886
Accrued interest	58
	25,944

Senior Unsecured Notes	20,349	11/09/2022	4.125%
Accrued interest	113
	20,462

Structured bank bonds	35	01/06/2017	10.00%
Structured bank bonds	10	01/10/2017	9.00%
Structured bank bonds	27	01/04/2017	11.59%
Structured bank bonds	17	01/13/2017	12.50%
Structured bank bonds	82	01/03/2017	4.18%
Structured bank bonds	10	01/05/2017	8.00%
Structured bank bonds	10	01/24/2017	7.00%
Structured bank bonds(*)	593	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	53	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	42	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	465	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	514	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	441	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	168	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	115	11/06/2017	Guaranteed rate subject to S&P500
Structured bank bonds(*)	613	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	14	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	330	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	581	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	441	03/06/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E and NIKKEI 225
Structured bank bonds(*)	945	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	25	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	141	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	22	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	121	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	82	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	463	06/27/2018	2.00%
Structured bank bonds(*)	9	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	970	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	137	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	114	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	10	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	122	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	155	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	123	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	51	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	153	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	97	09/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	124	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	150	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	503	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	43	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	203	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	63	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	823	10/23/2020	TIIE
Structured bank bonds(*)	17	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	148	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	8	11/05/2020	TIIE
Structured bank bonds(*)	123	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	160	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	18	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	204	07/18/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	157	02/23/2021	TIIE
Structured bank bonds(*)	42	03/05/2018	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	42	03/05/2018	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	21	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	14	03/16/2021	TIIE
Structured bank bonds(*)	9	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	16	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	5	08/02/2018	Guaranteed rate subject to DAX

Structured bank bonds(*)	6	04/03/2018	Guaranteed rate subject to SXEE
Structured bank bonds(*)	47	04/26/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	383	04/23/2021	TIIE
Structured bank bonds(*)	121	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	14	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	20	05/12/2021	TIIE
Structured bank bonds(*)	19	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	150	06/06/2018	TIIE
Structured bank bonds(*)	6	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	53	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	215	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	26	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	10	12/21/2017	TIIE
Structured bank bonds(*)	93	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	28	10/03/2019	Guaranteed rate subject to NIKKEI 225 and SXE
Structured bank bonds(*)	4	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	14	12/19/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	10	01/10/2017	26.00%
Structured bank bonds(*)	83	01/17/2017	4.15%
	12,530
Transaction costs and accrued interest (net)	12
	12,542

Promissory notes	68	01/02/2017	5.70%
Promissory notes	55	01/18/2017	5.75%
Promissory notes	13,721	01/02/2017	5.75%
Promissory notes	2,254	01/02/2017	5.75%
	16,098
Accrued interest	3
	16,101

Unsecured bonds	3,000	03/16/2018	TIIE + 15 bps
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,000	12/06/2018	TIIE + 18 bps
Unsecured bonds	4,000	06/14/2021	TIIE + 38 bps
Unsecured bonds	3,000	09/01/2026	7.19%
	14,700
Accrued interest	85
	14,785

Mortgage-backed bonds	156	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	169
Accrued interest	-
	169

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

22.	Subordinated liabilities

a)	Breakdown

The breakdown of the balance of Subordinated liabilities is as follows:

				12/31/2016
				Outstanding Issue Amount in Foreign Currency	Annual Interest Rate (%)

Type	Currency of Issue	12/31/2015	12/31/2016

Tier II Subordinated Capital Notes	USD	22,788	27,278	1,300,000,000	5.95
Subordinated Additional Tier I Capital Notes	USD	-	10,298	500,000,000	8.50
	Balance at year-end	22,788	37,576

Note 44.a. includes a breakdown of the remaining maturity of Subordinated liabilities. Additionally, Note 44.d. includes the fair value amounts of these liabilities.

b)	Changes

The changes in Subordinated liabilities were as follows:

	2015	2016
Beginning balance (million USD)	1,319	1,321
Issues	-	500
Of which:
Banco Santander México, S.A.	-	500
Transaction costs and accrued interest	2	(1)
Balance at year-end (million USD)	1,321	1,822
Exchange rate per one USD as of December 31,	17.2487	20.6194
Balance at year-end (million pesos)	22,788	37,576

c)	Other disclosures

Tier II Subordinated Capital Notes

On December 27, 2013, the Bank issued debt securities denominated as Tier II Subordinated Capital Notes in the amount of 1,300 million USD equivalent to 1,300,000 securities with a nominal value of 1,000 USD each with a ten-year maturity (January 30, 2024) and with an option to be prepaid in year five. The instruments were issued in accordance with Rule 144A and Regulation S of the US Securities Act of 1933, as amended, with a discount of 10 million USD. Interest will be paid semiannually, on January 30 and July 30, respectively, beginning July 30, 2014. The instruments bear interest at an initial rate of 5.95% a year during the first five years.

The main features of this issue are as follows:

a)	If notes are not redeemed in year five, the interest rate for the second five-year period shall be based on the interest rate on US five-year Treasury Notes in effect at that moment plus the spread defined in the offering memorandum.

b)	Loss absorption mechanism through a write-down of the issue being the trigger event a computation of the Bank’s Basic Capital index of 4.5%.

c)	Partial write-down until the Bank achieves a Basic Capital index of 7.0%.

d)	When the Bank computes a Basic Capital index of 8.0%:

-	Possible deferral of principal or interest or other remedies determined by the CNBV.

-	Possible write-down due to breach of remediation.

-	Possible early prepayment in an event of non-deductibility of interest or by the increase in the applicable withholding income tax led by the consideration of the notes issued as Tier II Complementary Capital.

4.    Subordinated Additional Tier 1 Capital Notes

On December 29, 2016, the Bank issued Subordinated Additional Tier 1 Capital Notes for an amount of 500 million USD. Subordinated Additional Tier 1 Capital Notes are convertible into common shares “F” series and are callable (either fully or partially) at par in cash at the first call date (January 20, 2022) and subsequently every interest payment date. Interests are non-cumulative and fully discretionary. Some trigger events originate the cancellation of interest payment.

Additional characteristics of the Subordinated Additional Tier 1 Capital Notes are as follows:

•	Automatically convertible into common shares when the Common Equity Tier I (CET I) or Basic Capital is equal to or below 5.125% (among other trigger events) at Conversion price (defined below).

•	Conversion price: The conversion price shall be, if the common shares are:

i.	traded on the Mexican Stock Exchange, the higher of:

a.	the weighted average volume of the ordinary shares closing price on the Mexican Stock Exchange for the thirty consecutive business days immediately preceding the conversion date, with each closing price for the thirty consecutive business days being converted from pesos into USD at the then prevailing exchange rate, or;

b.	the floor price of 20.30 pesos converted into USD at the then-prevailing exchange rate.

ii.	not traded on the Mexican Stock Exchange, the floor price of 20.30 pesos converted into USD at the then-prevailing exchange rate.

•	Subordinated Additional Tier 1 Capital Notes will accrue interest on an annual rate of 8.5% (subject to not being called in advance at the first call date or if the automatic conversion occurs), which will reset every five years considering the current five-year T-BILL interest rate plus the original credit spread. Interest payments will be recognized as a reduction of Accumulated reserves.

•	Fully callable in advance if the Subordinated Additional Tier 1 Capital Notes: i) fail to be considered as Fundamental Basic Capital, ii) interests are considered non-deductible for tax purposes or iii) the applicable withholding income tax increases.

•	Any call in advance must be authorized by the Central Bank.

This issue was privately acquired in its entirety by our Parent company and therefore is not registered in any securities registry. This is an issue with the same characteristics of the issuance of Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes that our Parent company made on the same date.

These Subordinated Additional Tier 1 Capital Notes are accounted for as a compound instrument with both liability and equity components (that arises from the contingent settlement provision and from the right of the holders to receive discretional interest payments, respectively). The payment of discretionary interest is recorded to Accumulated reserves.

The liability component is recognized at the par value of the Subordinated Additional Tier 1 Capital Notes and is then deducted from the fair value of the compound financial instrument as a whole to arrive at the value of the equity component. A zero balance to the equity component is assigned, since there is an obligation to pay the full redemption amount and cannot avoid settlement in cash or another financial asset for the full redemption amount.

In addition, an embedded derivative arises from the call option features on the Subordinated Additional Tier 1 Capital Notes within five years subsequent to the issuance date and on every interest payment date thereafter. This call option is deemed to be closely related to the Subordinated Additional Tier 1 Capital Notes and is not accounted for separately.

23.	Other financial liabilities

The breakdown of Other financial liabilities is as follows:

	12/31/2015	12/31/2016

Trade payables	1,183	1,929
Collection accounts:
Tax payables	926	974
Financial transactions pending settlement	10,086	14,180
Other financial liabilities	1,486	2,437
	13,681	19,520

Note 44.a. includes a breakdown of the remaining maturity periods of Other financial liabilities. In addition, Note 44.d. contains the fair value amounts of these liabilities.

The breakdown of unsettled financial transactions is as follows:

	12/31/2015	12/31/2016

Financial transactions pending settlement Of which:
M and M0 Mexican Government Bonds	9,310	6,199
CETES	1	718
UDIBONDS	754	2,400
BPATs	-	342
Equity instruments	18	-
Other financial instruments	3	4,521
	10,086	14,180

The breakdown of Other financial liabilities is as follows:

	12/31/2015	12/31/2016

Retentions related to loans (*)	675	1,004
Other payable account	811	1,433
	1,486	2,437

(*) These amounts correspond to temporary retention accounts for customers that have their payroll deposits with the Bank and to whom the Bank has granted a loan.

24.	Provisions

a)	Breakdown

The breakdown of Provisions is as follows:

	12/31/2015	12/31/2016

Provisions for pensions and similar obligations	4,004	3,972
Provisions for tax and legal matters	1,005	1,306
Provisions for off-balance-sheet risk	952	874
Other provisions	619	1,050
Provisions	6,580	7,202

b)	Changes

The changes in Provisions were as follows:

	2014					2015					2016
	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off- Balance- Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off- Balance- Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off- Balance- Sheet Risk	Other Provisions	Total
Balance at the beginning of year	2,364	1,244	1,524	483	5,615	2,863	1,220	1,359	546	5,988	4,004	1,005	952	619	6,580
Additions charged (credited) to net income:
Interest expense and similar charges	196	-	-	-	196	213	-	-	-	213	317	-	-	-	317
Personnel expenses – Defined Benefit Plan	168	-	-	-	168	188	-	-	-	188	201	-	-	-	201
Personnel expenses – Defined Contribution Plan (Note 41)	246	-	-	-	246	272	-	-	-	272	300	-	-	-	300
Other	(53)	-	-	-	(53)	(24)	-	-	-	(24)	(186)	-	-	-	(186)
Actuarial (gains)/losses recognized in the year in Other comprehensive income	377	-	-		377	953	-	-	-	953	(530)	-	-	-	(530)
Period provisions	-	230	(165)	142	207	-	(33)	(407)	205	(235)	-	624	(78)	521	1,067
Contributions from the employer	(12)	-			(12)	-	-	-	-	-	542	-	-	-	542
Payments to pensioners and pre-retirees with a charge to internal provisions	(170)	-			(170)	(178)	-	-	-	(178)	(365)	-	-	-	(365)
Other payments (*)		(254)	-	(79)	(333)	-	(182)	-	(132)	(314)	-	(323)	-	(90)	(413)
Payments to Defined Contribution Plan	(246)	-	-	-	(246)	(272)	-	-	-	(272)	(300)	-	-	-	(300)
Transfers and other changes	(7)	-	-	-	(7)	(11)	-	-	-	(11)	(11)	-	-	-	(11)
Balances at the end of year	2,863	1,220	1,359	546	5,988	4,004	1,005	952	619	6,580	3,972	1,306	874	1,050	7,202

(*)	Included in these amounts are payments made by the Bank to the Tax Administration Service of 19 million pesos in 2015 and 18 million pesos in 2016 due to the fact that the Bank was not withholding income tax in their derivative transactions with certain counterparties.

c)	Provisions for pensions and similar obligations

Defined contribution plan

The Bank sponsors a defined contribution retirement benefit plan for all qualifying employees of its subsidiaries whereby the Bank agrees to contribute pre-established cash amounts to a given investment fund, in which the employee’s benefits consist of the sum of such contributions, plus or minus the gains or losses from the management of such funds of those employees who form part of this defined contribution retirement benefit plan. The qualifying employees are those who began working for the Bank after 2006. The retirement age is 65 years.

The assets of the plan are held separately from those of the Bank in funds under the control of trustees.

The Bank recognized as personnel expenses in the consolidated income statement the amounts of 246 million pesos, 272 million pesos and 300 million pesos in 2014, 2015 and 2016, respectively (see Note 41), related to contributions payable to the defined contribution retirement benefit plan.

Defined benefit plan

According to Mexican Labor Law, the Bank is liable for severance payments for employees who are terminated by the Bank and seniority premiums, which are statutory retirement benefits. In addition, the Bank offers a defined benefit pension plan and other post-retirement benefits agreed under a collective bargaining agreement. The defined benefit plans are administered in a pension fund that is legally separated from the Bank. The trustee of the pension fund is required by law to act in the best interests of the plan participants and is responsible for setting certain policies (e.g. investment, contribution and indexation policies) of the fund.

During the year, the Bank estimates and records the net periodic cost to create a provision that covers the net projected obligation from pensions, medical expenses, seniority premiums and severance payments. These estimates are related to the obligations derived from Mexican Labor Law, as well as the obligations derived from the collective bargaining agreement. Therefore, the liability is accrued at the present value of future cash flows required to settle the obligation from benefits projected to the estimated retirement date of the Bank’s employees calculated based on the projected unit credit method.

The plans typically expose the Bank to actuarial risks such as investment risk, interest rate risk, longevity risk and salary risk.

Investment risk	The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan asset is below this rate, it will create a plan deficit. Currently the plan has a relatively balanced investment in debt instruments and equity securities. Due to the long-term nature of the plan liabilities, the board of the pension fund considers it appropriate that a reasonable portion of the plan assets should be invested in equity securities to leverage the return generated by the fund.
Interest risk	A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan’s debt investments.
Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.
Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

Provisions for defined benefit post-employment plan, which benefits include a pension and medical expenses plan, severance payments and seniority premiums, amounted to 3,983 million pesos and 3,951 million pesos as of December 31, 2015 and 2016, respectively.

The investment fund of the defined benefit post-employment plan was 3,887 million pesos and 3,426 million pesos as of December 31, 2015 and 2016, respectively. Investments are well-diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. Plan assets in 2015 and 2016 consist of debt and equity instruments. The Bank believes that equities offer the best returns over the long-term with an acceptable level of risk.

Prior to January 1, 2006, the Bank offered a defined benefit medical expenses plan to all eligible employees (and their families) that upon retirement provided for the payment of 100% of medical expenses due to illness or accidents. Under this medical expenses plan, the Bank accrues the estimated medical expenses based upon actuarial calculations during the period of employment up to the date of retirement.

Beginning on January 1, 2006, the Bank introduced a new defined contribution medical expenses plan referred to as the “Retirement Medical Coverage Plan”. All individuals employed after January 1, 2006 were automatically enrolled in this plan. Employees with more than six months of service as of January 1, 2006 were given the option of remaining under the defined benefit medical expenses plan or to be transferred to the “Retirement Medical Coverage Plan”. Under the “Retirement Medical Coverage Plan”, the Bank pays pre-established cash amounts to a given investment fund. An employee’s benefit consists of the sum of such contributions, plus or minus the gains or losses from the management of such funds.

As of December 31, 2015 and 2016, approximately 1.48% and 1.30% of the Bank’s employees, respectively, were still enrolled in the defined benefit pension plan while the rest of the employees were enrolled in the defined contribution pension plan.

As of December 31, 2015 and 2016, approximately 78.61% and 83.30% of the Bank’s employees enrolled in the defined contribution pension plan have been included in the “Retirement Medical Coverage Plan”. Employees that start working for the Bank on August 16, 2014 and later, do not have the option to be enrolled in the “Retirement Medical Coverage Plan”, because they are registered in the Mexican Institute of Social Security (IMSS) as their medical coverage. In addition, they have a medical insurance that covers its major medical expenses.

The breakdown of Provisions for pensions and similar obligations is as follows:

	12/31/2015	12/31/2016

Provisions for post-employment plans
Of which: Defined benefit pension plan	3,983	3,951
Provisions for defined contribution pension plan	21	21
Provisions for pensions and similar obligations	4,004	3,972

The amount of the defined benefit obligations was determined using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: The most significant actuarial assumptions used in the calculations were as follows:

	Defined Benefit Pension Plan
	12/31/2015	12/31/2016

Annual discount rate	8.5%	9.0%
Mortality tables	EMSSA 1997	EMSSA 1997
Expected return on plan assets	8.5%	9.0%
Cumulative annual INPC growth	4.0%	3.5%
Annual salary increase rate	5.0%	4.5%
Annual minimum salary increase rate	4.0%	3.5%
Medical cost trend rates	7.12%	7.12%

The determination of the discount rate considers the term and performance of high quality corporate bonds.

3.	The estimated retirement age of each employee is the first year in which the employee is entitled to retire or the agreed-upon age, as appropriate.

The funding status of the defined benefit obligations is as follows:

	Defined Benefit Pension Plan
	12/31/2015	12/31/2016

Present value of the obligations:
Pension plan	2,365	2,283
Post-employment benefits	4,620	4,440
Other	879	654
	7,864	7,377
Less:
Fair value of plan assets	(3,881)	(3,426)

Provisions – Provisions for pensions	3,983	3,951
Of which:
Internal provisions for pensions	3,983	3,951

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Defined Benefit Pension Plan
	2014	2015	2016

Current service cost (Note 41)	168	188	201
Interest cost (net)	196	213	317
Other	(53)	(24)	(186)
	311	377	332

The changes in the present value of the accrued defined benefit obligations were as follows:

	Defined Benefit Pension Plans
	2015	2016

Present value of the obligations at the beginning of year	7,158	7,864
Current service cost (Note 41)	188	201
Interest cost	581	643
Benefits paid	(611)	(818)
Actuarial (gains)/losses	416	(512)
Other	132	(1)
Present value of the obligations at the end of year	7,864	7,377

The duration of the defined benefit obligation is 9.35 years.

The changes in the fair value of plan assets were as follows:

	Defined Benefit Pension Plan
	2015	2016

Fair value of plan assets at the beginning of year	4,316	3,881
Actual return on plan assets	(168)	539
Transfer of funds to defined contribution plan	-	(542)
Benefits paid	(421)	(452)
Other	154	-
Fair value of plan assets at the end of year	3,881	3,426

The fair value of the plan assets is determined based on quoted market prices in active markets.

The Bank does not expect to make contributions to post-employment benefit plans for the year ending December 31, 2017.

The major categories of plan assets as a percentage over the total plan assets are as follows:

	Defined Benefit Pension Plan
	12/31/2015	12/31/2016

Equity instruments	26%	27%
Cash and debt instruments	74%	73%

The fair value measurement of the financial instruments that comprises the plan assets is categorized as Level 1 since the inputs to the fair value measurement are quoted market prices in active markets.

Sensitivity analysis

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, medical cost trend rate, annual salary increase, annual INPC growth and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by 314 million pesos (increase by 342 million pesos).

•	If the medical cost trend rate is 50 basis points higher (lower), the defined benefit obligation would increase by 243 million pesos (decrease by 223 million pesos).

•	If the annual salary growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 11 million pesos (decrease by 11 million pesos).

•	If the annual INPC growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 4 million pesos (decrease by 4 million pesos).

•	If the mortality increases (decreases) by two years for men and women, the defined benefit obligation would decrease by 386 million pesos (increase by 393 million pesos).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the consolidated balance sheet.

d)	Other disclosures

In July 2001, the Bank entered into a collective lifetime payment insurance operation agreement for certain retirees with Principal México Compañía de Seguros, S.A. de C.V. (hereinafter, Principal). Such agreement establishes that with the payment of the single premium by the Bank, Principal commits to paying insured retirees a lifetime payment until the death of the last insured retiree.

Under such agreement, the Bank’s net worth would not be affected in the future by these insured persons, since the risk was transferred to Principal. However, in order to record the Bank’s legal obligation to its retirees in the consolidated balance sheet, the Bank recognizes the projected benefit obligation of the insured retirees surrendered to Principal under Provisions - Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recognized under Provisions - Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year, based on the estimates used for labor liabilities and the remaining personnel. As of December 31, 2015 and 2016, such liability was 906 and 865 million pesos, respectively. For presentation purposes, the arrangement has not impact on net assets as the asset and liability are offset.

e)	Provisions for tax and legal matters

The Bank is a party to various tax claims for which it has recognized total provisions of 29 million pesos and 177 million pesos as of December 31, 2015 and 2016, respectively.

i.	Tax-related proceedings

The main tax-related proceeding concerning the Bank was as follows:

•	On January 23, 2008, the Bank filed for annulment against the resolution issued by the Tax Administration Service, by which an additional employee profit sharing obligation was determined for the fiscal year of 2004. In May 21, 2015, it was denied the Bank’s amparo suit previously requested. During 2015, the Bank canceled a provision for an amount of 15 million pesos since this tax claim prescribed legally in this year.

•	On May 8, 2013, Santander Consumo, S.A. de C.V. (Santander Consumo) filed a claim of nullity with the Metropolitan Regional Chamber of the Federal Court of Tax and Administrative Justice against the resolution contained in the notice 900 06-03-2013-5228 through which a tax credit of 58 million pesos was determined by the Tax Administration Service related to ISR and its related inflation effects, surcharges and fines corresponding to fiscal year 2008. After several unsuccessful instances of the claim of nullity, Santander Consumo settled an amount of 53 million pesos to the tax authorities. The aforementioned claim has been definitively concluded.

ii.	Other tax issues

The Bank operates a branch in Nassau, Bahamas through which it carries out tax-free operations principally involving derivative instruments. The Tax Administration Service has reviewed the operations of the Nassau branch and determined that the Bank is liable for Mexican withholding income taxes. During December 2009, the Bank negotiated a settlement with the Mexican tax authorities for cumulative back withholding income taxes on transactions carried out from 2004 through 2009. The Bank made settlement payments of 19 million pesos in 2015 and 18 million pesos in 2016.

iii.	Non-tax-related proceedings

As of December 31, 2015 and 2016, as a result of its business activities, the Bank has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome. As of December 31, 2015 and 2016, the Bank has recognized provisions for the amounts of 975 million pesos and 1,129 million pesos, respectively, for matters which based on the opinion of its internal and external legal advisers, management has assessed losses to be probable. Management considers such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recognized provisions.

The total amount of payments made by the Bank arising from litigation in 2014, 2015 and 2016 is not material with respect to these consolidated financial statements.

During 2015 and 2016, the amount paid by the Bank to external lawyers was 181 million pesos and 322 million pesos, respectively, for the management of all the outstanding claims.

f)	Provisions for off-balance-sheet risk

The provisions for off-balance-sheet risk are estimated with the same methodology used for calculating the impairment of loans and receivables. Refer to Note 2.g. above for further description.

The breakdown of the off-balance-sheet risks is as follows:

	12/31/2015	12/31/2016

Available lines of credit cards and non-revolving consumer loans	857	759
Guarantees and loan commitments of commercial and public-sector loans	95	115
	952	874

25.	Other liabilities

The breakdown of the balance of Other liabilities is as follows:

	12/31/2015	12/31/2016

Sundry creditors	3,124	3,637
Cash balances undrawn	3,642	5,988
Cash-settled share-based payments	402	534
Accrued personnel obligations	832	1,561
Other obligations	2,084	1,395
Credit card operation balances	1,078	1,283
	11,162	14,398

26.	Tax matters

a)	Income tax expense

The components of income tax expense for 2014, 2015 and 2016 are as follows:

	2014	2015	2016

Current tax expense:
Tax expense for current year	2,121	4,983	5,138
Deferred tax expense (benefit):
Origination and reversal of temporary difference and usage (accrual) of tax carryforward benefits	1,418	(679)	213
Total income tax expense	3,539	4,304	5,351

b)	Income tax reconciliation

The reconciliation of the income tax expense calculated at the corporate income tax rate of 30% to the income tax expense recognized and the breakdown of the effective tax rate are as follows:

	2014	2015	2016

Profit before tax	16,899	18,368	21,887

Income tax at 30%	5,070	5,510	6,566

Increase/(Decrease) due to permanent differences
Of which:
Due to effect of inflation	(1,103)	(999)	(982)
Due to effect of tangible assets	(133)	(87)	(154)
Due to effect of tax audit settlements (*)	-	(31)	-
Due to realization of previously unrecognized tax benefits	(117)	-	-
Due to effect of non-deductible expenses, non-taxable income and others	(178)	(89)	(79)
Income tax	3,539	4,304	5,351

Effective tax rate	20.94%	23.43%	24.45%

Income tax	3,539	4,304	5,351
Of which:
Current tax	2,121	4,983	5,138
Deferred taxes	1,418	(679)	213

(*)	In 2015, the Bank recognized a net tax benefit effect because of a self-correction from 2011 tax year.

The Bank is subject to regular reviews by the Mexican tax authorities. As of December 31, 2016, there are no tax contingencies arising because of such tax reviews requiring disclosure.

c)	Tax recognized in consolidated equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

	2014	2015	2016

Net tax credited/(charged) to consolidated equity:
Remeasurement of defined benefit obligation	113	286	(158)
Measurement of Available-for-sale – Debt instruments	(150)	51	1,158
Measurement of Available-for-sale – Equity instruments	18	2	16
Measurement of Financial derivatives (Cash flow hedges)	(116)	(260)	(207)
	(135)	79	809

d)	Deferred taxes

Main components of the Bank’s gross deferred income tax assets and liabilities are as follows:

	12/31/2015	12/31/2016

Total deferred tax assets prior to offsetting	18,548	20,881
Of which:
Tangible assets and deferred charges	2,236	2,413
Provisions	1,355	1,144
Impairment losses on loans and receivables	10,411	9,313
Unrealized losses on financial instruments	(86)	3,460
Net operating losses carryforward (*)	162	169
Capital losses carryforward (*)	2,392	2,525
Labor provisions	1,189	1,149
Fees and interest collected in advance	889	708
Total deferred tax liabilities prior to offsetting	(1,381)	(2,841)
Of which:
Unrealized gains on financial instruments	(1,315)	68
Foreign exchange rate derivatives	641	(2,069)
Prepayments	(280)	(394)
Labor provisions	(33)	(101)
Other	(394)	(345)

(*)	The net operating losses carryforward and the capital losses carryforward can be deducted during the ten-year period following the fiscal year in which the net operating loss and the capital loss were originated.

As of December 31, 2016, the detail of Net operating losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2010	2020	275	82
2011	2021	180	54
2013	2023	22	7
2014	2024	81	24
2015	2025	5	2
2016	2026	1	-
		564	169

As of December 31, 2016, the detail of Capital losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2015	2025	7,998	2,399
2016	2026	418	126
		8,416	2,525

The Bank only recognizes deferred tax assets for temporary differences and tax credit carryforward where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilized.

After offsetting, deferred tax assets and liabilities are presented on the consolidated balance sheets as follows:

	12/31/2015	12/31/2016

Presented as deferred tax assets (*)	17,168	18,045
Presented as deferred tax liabilities	(1)	(5)
Net	17,167	18,040

(*) This amount represents the deferred tax asset whose realization is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. Management has concluded that the realization of such assets is probable based on the Bank’s history of generating sufficient taxable income to utilize all available tax benefits.

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to deferred taxes that are recognized directly in consolidated equity and the acquisition and disposal of entities as part of ordinary activities.

The changes in the total deferred tax assets and liabilities, prior to offsetting, in the last two years were as follows:

			(Charge)/
			Credit to Consolidated
		(Charge)/ Credit to	Other
		Consolidated	Comprehensive	Other
	01/01/2015	Income	Income	Movements	12/31/2015

Deferred tax assets	18,006	542	-	-	18,548
Deferred tax liabilities	(2,058)	137	79	461	(1,381)
	15,948	679	79	461	17,167

			(Charge)/
			Credit to Consolidated
		(Charge)/ Credit to	Other
		Consolidated	Comprehensive	Other
	01/01/2016	Income	Income	Movements	12/31/2016

Deferred tax assets	18,548	2,333	-	-	20,881
Deferred tax liabilities	(1,381)	(2,546)	803	283	(2,841)
	17,167	(213)	803	283	18,040

e)	Tax reforms 2014

In December 2013, the Mexican government enacted several tax reforms that were effective starting January 1, 2014. These reforms include changes to the Income Tax Law, to the Value Added Tax (VAT) Law and to the Mexican Federal Tax Code. The tax reforms also repealed the Business Flat Tax Law and the Cash Deposits Tax Law.

Income tax

The following summarizes the most significant aspects of the new Income Tax Law applicable to the Bank. The new tax law:

-	Maintains the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015.

-	Replaced the deduction for certain estimated allowance for impairment losses recognized by banking institutions (Global Preventive Reserve) by the deduction of uncollectable loans when they are written down under the provisions established by the CNBV.

-	Limited at 53%, deductions for tax-exempt salaries and benefits, as well as for contributions to pension and retirement plans. If the employer reduces the employees’ benefit package, then the deduction for tax-exempt salaries and benefits will be limited to 47%.

-	Changed the procedure to determine the employee profit-sharing obligation. Cash payments for employee profit-sharing obligations and prior year’s tax losses are not deductible for purposes of determining employee profit payable.

-	Established that deductions of social security fees charged to workers and paid by the employer are no longer allowed.

-	Imposed a new 10% withholding income tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). This new withholding income tax was applied in 2015, but not to distributions of profits generated prior to 2014. This provided an opportunity to apply reduced withholding tax rates under an applicable tax treaty.

Value added tax (not subject to IAS 12)

The reforms to the VAT law:

-	Increased from 11% to 16% the VAT rate applicable in the border area.

27.	Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)	Breakdown

The breakdown by subsidiary of Equity - Non-controlling interests is as follows:

	12/31/2015	12/31/2016

Equity as of balance-sheet date attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander, S.A.	49	41
Other	9	14
	58	55
Profit for the year attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander, S.A.	12	-
Other	1	-
	13	-

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	2015	2016

Beginning balance	45	58
Profit for the year attributable to non-controlling interests	13	-
Other	-	(3)
Balance at year-end	58	55

The foregoing changes are shown in the consolidated statement of changes in equity.

28.	Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related deferred tax effect, of the adjustments to assets and liabilities recognized temporarily in consolidated equity through the consolidated other comprehensive income. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of comprehensive income presents items separately according to their nature, grouping together those, which pursuant to the applicable IFRS, will not be subsequently reclassified to the consolidated income statement when the requirements established by the related IFRS are met. In addition, with respect to items that may be reclassified to the consolidated income statement, the consolidated statement of comprehensive income includes changes in Valuation adjustments as follows:

a)	Available-for-sale financial assets

Valuation adjustments - Available-for-sale financial assets include the net amount of unrealized gains or losses in the valuation of assets classified as available-for-sale financial assets (see Notes 9 and 10).

The breakdown by type of financial instrument of Valuation adjustments - Available-for-sale financial assets at December 31, 2015 and 2016 is as follows:

	12/31/2015				12/31/2016
			Net				Net
			Valuation				Valuation
	Valuation	Valuation	Gains/	Fair	Valuation	Valuation	Gains/	Fair
	Gains	Losses	(Losses)	Value	Gains	Losses	(Losses)	Value

Debt instruments	769	(961)	(192)	113,525	498	(3,951)	(3,453)	154,318
Equity instruments	-	(4)	(4)	348	1	(53)	(52)	326
	769	(985)	(196)	113,873	499	(4,004)	(3,505)	154,644

At the end of each year, the Bank assesses whether there is any objective evidence that the financial instruments classified as available-for-sale (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer's economic and financial position, the existence of default or late payment, analysis of the issuer's solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer's sector which might affect its ability to pay; iii) changes in the fair value of the security analyzed, analysis of the origins of such changes - whether they are intrinsic or the result of the general uncertainty concerning the economy or the country - and iv) independent analysts' reports and forecasts and other independent market information.

If, after the above assessment has been carried out, the Bank considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognized in the consolidated income statement for the loss in the consolidated other comprehensive income under Valuation adjustments. In addition, where the Bank does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down and its valuation recognized temporarily under Valuation adjustments in the consolidated other comprehensive income is reclassified to the consolidated income statement.

A summary of changes in the cumulative valuation adjustments recorded to Available-for-sale financial assets is as follows:

	Debt	Equity
	Instruments	Instruments	Total

Balance at January 1, 2014	(481)	40	(441)
Valuation adjustments	334	(46)	288
Amounts reclassified to consolidated income statement	(261)	-	(261)
Income taxes	(150)	18	(132)
Balance at December 31, 2014	(558)	12	(546)
Valuation adjustments	(192)	(4)	(196)
Amounts reclassified to consolidated income statement	161	-	161
Income taxes	51	2	53
Balance at December 31, 2015	(538)	10	(528)
Valuation adjustments	(3,453)	(52)	(3,505)
Amounts reclassified to consolidated income statement	(120)	-	(120)
Income taxes	1,158	16	1,174
Balance at December 31, 2016	(2,953)	(26)	(2,979)

b)	Cash flow hedges

Valuation adjustments - Cash flow hedges include the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are reclassified in the consolidated income statement in the periods in which the hedged items affect profit or loss (see Note 13).

The breakdown of the accumulated gain or loss on the effective portion of the hedging to the cumulative valuation adjustment for cash flow hedges is presented as follows:

	2015	2016

Accumulated (loss)/gain on cash flow hedges	829	1,297
Accumulated gain related to discontinued cash flow hedges (Note 13)	71	86
Balance at December 31	900	1,383

29.	Shareholders’ equity

a)	Share capital

As of December 31, 2015 and 2016, share capital, at par value, was as follows:

	Number of Shares		Total Par Value (Millions of Pesos)
	12/31/2015	12/31/2016	12/31/2015	12/31/2016

Fixed capital:
Series "F" Shares	67,792,912,762	67,792,912,762	6,779	6,779
Series "B" Shares	13,062,491,041	13,062,491,041	1,307	1,307
	80,855,403,803	80,855,403,803	8,086	8,086

Authorized unsubscribed capital:
Series "F" Shares	-	7,862,838,825	-	-
	-	7,862,838,825	-	-
	80,855,403,803	88,718,242,628	8,086	8,086

Share capital is comprised of fixed shares, which cannot be increased.

Series “F” shares may only be acquired by our Parent company or, directly or indirectly, by Banco Santander, S.A. (Spain), except when such shares are transferred in guarantee or in ownership to the Mexican Bank Savings Protection Institute (hereinafter, IPAB). These shares can only be sold with the prior authorization of the Mexican Treasury Department. No authorization shall be required from such Authority and corporate bylaws will not have to be amended when the transfer of shares is either in guarantee or ownership, to the IPAB.

At all times, Series “F” share capital shall represent at least 51% of share capital and Series “B” share capital can represent up to 49% of the share capital.

Foreign governments may not direct or indirectly own any share capital of the Bank, except when: i) they do it temporarily as part of financial supporting or bailout; ii) they do it through official entities and iii) they do it indirectly and do not have control on the Bank, pursuant Article 13 of the Credit Institutions Law. All the aforementioned exceptions must be authorized by the CNBV.

Capital reductions will incur taxation on the excess of the amount distributed against the corresponding tax value determined according to the Income Tax Law.

b)	Share premium

Share premium includes the amount paid up by the Bank's shareholders in capital issues in excess of the par value.

The Mexican General Law of Corporations expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.

c)	Accumulated reserves

Accumulated reserves include the net amount of the accumulated profit recognized in previous years through the consolidated income statement that was appropriated to consolidated equity, the legal reserve, the differences between the selling price of treasury shares and its cost of acquisition thereof and the remeasurement of defined benefit obligation.

Accumulated profit

This includes the accumulated profit not distributed to shareholders.

Dividend policy and payment of dividends

Income tax must be paid in the event that payment of dividends from profits is not previously subject to income tax. Accordingly, the Bank must keep track of profits subject to each rate and maintain such accumulated profits in a Net tax profit account.

In accordance with amendments to the Income Tax Law, dividends paid from profits earned in fiscal year 2014 and thereafter by Mexican companies to Mexican resident individuals or foreign residents (including foreign corporations) are subject to an additional withholding income tax of 10%. International tax treaties may apply to avoid double taxation on dividends paid to overseas shareholders (see Note 26.e.).

Dividends paid by the Bank to Mexican resident individuals and foreign residents in 2016, 2015 and 2014 are not subject to the 10% additional withholding income tax as such dividends were paid from profits obtained prior to 2014.

Legal reserve

The Bank is subject to the legal reserve provision whereby at least 10% of net profits each year must be allocated and transferred to a capital reserve fund until reaching the equivalent of 100% of the paid-in share capital. Regarding Bank’s subsidiaries, the legal reserve provision requires the creation of a legal reserve equal to 5% of net profits until reaching 20% of paid-in share capital. The legal reserve fund cannot be distributed to the shareholders during the existence of the aforementioned entities, except in the form of a stock dividend.

As of December 31, 2015 and 2016, the Bank and its subsidiaries comply with the percentage of legal reserve required.

Treasury shares

Transactions involving own equity instruments are recognized directly in consolidated equity, and no profit or loss may be recognized on these transactions. The costs of any transaction involving own equity instruments are deducted directly from consolidated equity, net of any related tax effect.

d)	Other disclosures

During the Ordinary and Extraordinary General Meeting of November 27, 2014, the following resolution was adopted:

-    The amount of 3,473 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on December 29, 2014.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Meeting of April 28, 2015, the following resolution was adopted:

-    The amount of 3,534 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on May 28, 2015.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary and Extraordinary General Meeting of November 25, 2015, the following resolution was adopted:

-    The amount of 3,226 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on December 21, 2015.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Meeting of April 28, 2016, the following resolution was adopted:

-    The amount of 3,844 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on May 26, 2016.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary and Extraordinary General Meeting of December 5, 2016, it was authorized to increase the capital stock by 786 million pesos through the issuance of 7,862,838,825 Series “F” shares, which par value is 0.10 pesos per share. The aforementioned shares are recognized as treasury shares which will guarantee the contingent obligation to convert into the Bank’s common shares related to the Subordinated Additional Tier 1 Capital Notes described in Note 22.

During the Ordinary General Annual Meeting of December 22, 2016, the following resolution was adopted:

-    The amount of 13,624 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on December 30, 2016.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

30.	Minimum capital requirements

The Bank’s risk-weighted assets and capitalization ratios are calculated in accordance with Mexican Banking GAAP. The management of capital is performed at regulatory and economic levels.

As established in the Sole Circular for Banks issued by the CNBV, the Bank must maintain a minimum net capital in relation to the market, credit and operational risks inherent to its operations, which is based on the Basel Agreements within the Mexican legislation. Such minimum capital is determined based on the sum of the capital requirements stipulated for each aforementioned type of risk.

Net Capital

Net capital is divided into two parts: Basic Capital and Complementary Capital. Additionally, Basic Capital is divided into two portions: Fundamental Basic Capital and Non-Fundamental Basic Capital. Basic Capital (Tier I Capital) is the sum of Fundamental Basic Capital and Non-Fundamental Basic Capital.

- Fundamental Basic Capital is composed mainly of shareholders' equity plus other equity instruments, less, among other deductions: stock investments on financial institutions, organizational expenses, other intangibles assets, excess of deferred tax assets derived from tax losses that exceed the 4% of Tier I Capital and excess of deferred taxes from temporary differences that exceed the 10% of Tier I Capital.

- Non-Fundamental Basic Capital is composed mainly of a bank’s equity instruments, which are not included as Fundamental Basic Capital according to the current legislation.

- Complementary Capital (Tier II) is composed mainly of a bank’s equity instruments, which are not included as Basic Capital according to the current legislation, and the positive difference resulting from subtracting to the total permitted reserves, the total expected losses, up to an amount that does not exceed 0.6% of the assets subject to credit risk.

Assets Subject to Credit Risk

Deposits, securities, loans and receivables, reverse repurchase agreements, swaps, forward contracts, securities loans, options, certain derivative instruments and all other bank transactions exposed to credit risk in accordance with established regulations are classified in their respective risk groups and the weight factors stipulated for each group are applied, ranging from zero up to 150%, depending on the counterparty and scores determined by the ratings agencies accredited by the CNBV or by the Bank in the event it is an authorized institution for the use of internal models. Counterparty risk is calculated by incorporating an add-on and calculating a CVA for OTC derivatives transactions.

Assets Subject to Market Risk

In interest bearing transactions, the capital requirement is calculated by determining the residual term of the financial asset or financial liability and by applying the corresponding Market Risk Charge Coefficient based on the residual term and currency of the financial asset or financial liability.

For those transactions, whose return is based on changes in the price of a share, basket of shares or market index, a 22.23% of General Market Risk Charge Coefficient is applied to the net position, to which additional specific market risk requirements are added for long net positions and short net positions by 8%.

For foreign currency positions, a 12% Market Risk Charge Coefficient is applied on the higher of the sum of the long net position or short net position.

For transactions linked to Mexican inflation and denominated in UDIS, a capital requirement is calculated by applying a Market Risk Charge Coefficient of 1.25% over the increase of the INPC (calculated as the average of the previous twelve months) to the absolute value of the total net position.

For options and warrants, a Vega (variations on volatility) and Gamma (variations on the subjacent) capital requirement is calculated by applying the rules defined on Article 2 bis 109 of the Sole Circular for Banks issued by the CNBV.

For transactions linked to the annual minimum salary growth, a capital requirement is calculated by applying a Market Risk Charge Coefficient of 1.25% over the increase of the annual minimum salary growth (calculated as the average of the actual month and the previous eleven months) to the absolute value of the total net position.

The equivalent assets for market risk are determined by multiplying by 12.5, the sum of the capital requirements of all the transactions described above.

Assets Subject to Operational Risk

Since November 2016, the Bank uses the Alternative Standardized Approach under Basel II standards to calculate the assets subject to operational risk. This method consists first of dividing the business into 8 lines. For six of them, the capital requirement is calculated multiplying a “Beta” factor for the average net revenues for the 36 months prior to the month being calculated and for the two remaining (Retail and Commercial) the capital requirement is calculated by determining the average net balance for the 36 months prior to the month being calculated multiplied for a “Beta” factor and for 3.5. The equivalent assets for operational risk are determined by multiplying the capital requirement by 12.5.

At the date of these consolidated financial statements, the Bank complied with these minimum capital requirements (see below).

The minimum capital requirements calculated in accordance with the Mexican Banking GAAP for the Bank is as follows:

	12/31/2015	12/31/2016

Computable capital:	103,639	109,237
Core capital	111,550	107,187
Supplementary capital	23,311	27,453
Deductible items	(31,222)	(35,700)
Subordinated Additional Tier 1 Capital Notes (see Note 22.c.)	-	10,297

Capital requirements:	53,130	55,509
Market risk	8,994	8,642
Credit risk	38,995	43,698
Operational risk	5,141	3,169

Excess of capital requirements	50,509	53,724
Risk-weighted assets	664,122	693,964

As of December 31, 2015 and 2016, in accordance with the capitalization requirements applicable to full service banks, the Bank has the following capitalization ratios, which exceed the minimum legal capital required by the CNBV.

The capital ratios included in this table are in accordance to the data published by the CNBV.

	12/31/2015	12/31/2016

Net Capital / Required Capital	1.95	1.97
Minimum capital requirements	Not applicable	Not applicable

Basic Fundamental Capital / Assets subject to Credit, Market and Operating Risk	12.10%	10.30%
Minimum capital requirements	7.00%	7.30%

Basic Capital / Assets subject to Credit, Market and Operating Risk	12.10%	11.79%
Minimum capital requirements	8.50%	8.80%

Net Capital / Assets subject to Credit Risk	21.26%	20.00%
Minimum capital requirements	Not applicable	Not applicable

Net Capital / Assets subject to Credit, Market and Operating Risk	15.61%	15.74%

Minimum capital requirements	10.50%	10.80%

In addition, in April 29, 2016, the Bank was appointed by the CNBV as a systemic important bank, assigning a Grade III of systemic importance. As a result, the Bank should progressively constitute in four years a capital preservation supplement of 1.20%, starting 2016.

As of December 31, 2016, the Bank has constituted 25% of the capital preservation supplement required.

31.	Memorandum accounts

Memorandum items relate to balances representing rights, obligations and other legal matters that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the Bank, although they may not impact on their net assets, including contingent commitments and financial instruments received as collateral in OTC derivative transactions, reverse repurchase agreements and securities loans transactions in which the lender is the Bank.

a)	Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

Contingent commitments	12/31/2015	12/31/2016

Available lines of credit cards and non-revolving consumer loans	72,841	140,658
Guarantees, documentary credits and loan commitments of commercial and public-sector loans	40,609	61,753
Guarantees, documentary credits and loan commitments of commercial loans (SMEs)	265	312
Total	113,715	202,723

At December 31, 2015 and 2016, the Bank had recognized provisions for off-balance sheet risk of 952 million pesos and 874 million pesos, respectively, to cover contingent liabilities arising from available lines of credit cards and non-revolving consumer loans (see Note 24).

A significant portion of the guarantees and loan commitments will expire without any payment obligation materializing for the Bank and, therefore, the aggregate balance of these commitments cannot be considered an actual future need for financing or liquidity to be provided by the Bank to third parties.

Income from guarantee instruments is recognized under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

b)	Financial instruments received as collateral

Financial instruments include those securities received by the Bank in which there is not transfer of the contractual rights or risk and rewards of the financial instruments that could give rise to the recognition of financial assets since the Bank received them to engage in OTC derivatives transactions, reverse repurchase agreements and securities loan transactions in which the lender is the Bank.

The breakdown is as follows:

Financial instruments received as collateral	12/31/2015	12/31/2016

Debt instruments received in OTC derivatives transactions	7,276	5,215
Debt instruments received in reverse repurchase agreement transactions	28,443	42,360
Equity instruments received in securities loans transactions	551	3
Total	36,270	47,578

32.	Derivatives - Nominal amounts and fair values of trading and hedging derivatives

The breakdown of the fair value and nominal amount of trading derivative assets as of December 31, 2015 and 2016 is as follows:

	12/31/2015		12/31/2016
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	-	-	577	50
Interest Rate Futures	724	54	5,664	6
Market Index Futures	1,115	13	481	10

Forwards:
Foreign Currency Forwards	111,044	6,730	129,707	6,636
Foreign Exchange Spot	41,655	293	30,210	47
Interest Rate Forwards	2,000	5	-	-
Equity Forwards	2,221	115	601	3

Options:
Foreign Currency Options	14,799	521	15,824	383
Interest Rate Options	128,301	1,141	142,801	1,698
Market Index Options	16,307	1,239	10,791	874
Equity Options	-	-	44	1

Swaps:
IRS	1,933,917	33,956	1,895,718	62,885
CCS	452,868	72,714	541,363	127,314
Total Trading	2,704,951	116,781	2,773,781	199,907

As of December 31, 2015 and 2016, 116,695 million pesos and 199,836 million pesos (assets) are OTC derivatives of the total amount of the trading derivative assets, respectively.

The breakdown of the fair value and nominal amount of hedging derivative assets as of December 31, 2015 and 2016 is as follows:

	12/31/2015		12/31/2016
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	2,050	21	1,000	2
CCS	28,331	7,961	32,733	14,908
Foreign Currency Forwards	13,376	4,138	-	-

Fair value hedge:
IRS	734	1	3,357	66
CCS	-	-	658	27
Total Hedging	44,491	12,121	37,748	15,003
Total Assets	2,749,442	128,902	2,811,529	214,910

The breakdown of the fair value and nominal amount of trading derivative liabilities as of December 31, 2015 and 2016 is as follows:

	12/31/2015		12/31/2016
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	86	-	1,031	-
Interest Rate Futures	101,915	343	47,560	28
Market Index Futures	6,334	81	85	-

Forwards:
Foreign Currency Forwards	129,408	6,158	131,512	6,083
Foreign Exchange Spot	55,462	271	67,484	107
Interest Rate Forwards	20	-	-	-
Market Index Forwards	8,347	163	107	4

Options:
Foreign Currency Options	15,361	452	16,782	574
Interest Rate Options	128,454	1,461	140,299	1,904
Market Index Options	111,180	1,163	16,609	504
Equity Options	500	30	72	2

Swaps:
IRS	2,064,378	34,165	1,866,944	63,787
CCS	364,774	80,278	403,720	132,697
Total Trading	2,986,219	124,565	2,692,205	205,690

As of December 31, 2015 and 2016, 123,780 million pesos and 205,495 million pesos (liabilities), respectively are OTC derivatives of the total amount of the trading portfolio.

The breakdown of the fair value and nominal amount of hedging derivative liabilities as of December 31, 2015 and 2016 is as follows:

	12/31/2015		12/31/2016
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	-	-	1,050	20
CCS	13,806	2,188	13,680	4,222
Foreign Currency Forwards	24,546	5,660	24,433	6,318

Fair value hedge:
IRS	5,545	79	1,124	97
CCS	6,291	1,641	15,836	3,630
Total Hedging	50,188	9,568	56,123	14,287
Total Liabilities	3,036,407	134,133	2,748,328	219,977

As of December 31, 2015 and 2016, the collateral provided to engage in derivative transactions in organized markets is as follows:

		12/31/2015	12/31/2016

Collateral provided:
Of which:
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Cash	1,465	2,771
Chicago Mercantile Exchange	Cash	115	334
Foreign Financial Institutions	Cash	311	77
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Shares	52	-
		1,943	3,182

Deposits of collateral back up positions operated on the MexDer such as interest rate futures, futures based on the IPC, USD futures, listed option futures and positions operated on the Chicago Mercantile Exchange such as Standard & Poor’s futures, US Treasury Notes futures and equity options.

The guarantees and/or collateral delivered for the OTC derivative transactions as of December 31, 2015 and 2016 are as follows:

		12/31/2015	12/31/2016

Loans and receivables – Loans and advances to credit institutions:
Of which (Note 8):
Mexican financial institutions	Cash	7,645	19,391
Foreign financial institutions	Cash	22,578	32,023
		30,223	51,414
Financial assets held for trading – Debt instruments:
Of which (Note 9):
Mexican financial institutions	Bonds	770	2,670
		770	2,670

The guarantees and/or collateral received for the OTC derivative transactions as of December 31, 2015 and 2016 are as follows:

		12/31/2015	12/31/2016

Deposits from credit institutions and Customer deposits:
Of which (Notes 19 and 20):
Mexican financial institutions	Cash	4,571	10,106
Foreign financial institutions	Cash	9,704	37,592
Other	Cash	-	123
		14,275	47,821

		12/31/2015	12/31/2016

Memorandum accounts:
Of which (Note 31):
Mexican financial institutions	Bonds	7,276	5,215
		7,276	5,215

Upon executing transactions with OTC derivatives, the Bank agrees to deliver and/or receive collateral to cover any exposure to market risk and the credit risk of such transactions. Such collateral is contractually agreed to with each of the counterparties.

Currently, debt securities, mainly government bonds, are posted as collateral for transactions with domestic financial entities. Cash deposits are used for transactions with foreign financial entities and institutional customers.

The nominal and/or contractual amounts of the derivative contracts traded by the Bank do not reflect the actual risk assumed by the Bank since the net position in these financial instruments is the result of offsetting and/or combining them. The net position is used by the Bank to hedge interest rates, underlying asset prices or foreign currency risk and to assume directional exposure to risk factors limited by the Bank’s risk appetite. The results of these financial instruments are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. If their purpose is to hedge other exposures, they increase or offset, as appropriate, the gains or losses on the hedged investments (see Note 13).

The Bank manages the credit risk exposure of these contracts through setting credit lines, establishing netting arrangements with its main counterparties and by receiving assets as collateral (see Note 2.f).

The cumulative credit risk exposure is measured in terms of Equivalent Credit Risk (hereinafter, ECR). ECR is composed of the current exposure of the contract (at fair value in the case of derivatives) and the Potential Future Exposure (hereinafter, PFE) which is defined as the maximum expected credit risk exposure over a specified period of time calculated at a 97.5% level of confidence and which expresses its potential future exposure. This metric is used internally for management purposes.

ECR by Profiles Methodology introduces the concept of Exposure Profile per deal, where risk exposure may vary depending on the time-band considered. There is not a unique exposure figure per deal. However, many exposures figure as time-bands are affected and each time-band exposure equals the maximum exposure within the time-band.

Deal risk aggregation per counterparty and per time-band requires aggregation of a Potential Future Exposure for each of the time-bands and considering the netting agreement for the Current Exposure and also, if applicable, collateral mitigation; so, there is an aggregated net exposure per counterparty as time-bands are impacted.

For derivatives, where ECR is equal to the Current Exposure plus the nominal amount multiplied by the Risk Factor (PFE), the Profiles Methodology implies that PFE figure is not unique but is calculated for each of the time-bands.

The Counterparty Credit Risk Area compares, on a monthly basis, the nominal amounts used to calculate the PFE against the nominal amounts recognized in the accounting records and also compares the Current Exposure amounts used for the Current Exposure of the ECR against the Current Exposure amounts also recognized in the accounting books.

As of December 31, 2015 and 2016, the cumulative net credit risk exposure of the Bank was 410,315 million pesos and 370,463 million pesos, respectively.

33.	Interest income and similar income

Interest income and similar income in the consolidated income statement comprises the interest accrued in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, and the adjustment to interest income as a result of hedge accounting.

The breakdown of the main interest income and similar income items earned in 2014, 2015 and 2016 is as follows:

	2014	2015	2016

Cash and balances with the Central Bank	1,061	1,102	1,418
Loans and advances to credit institutions	2,963	2,102	2,832
Loans and advances to customers	44,501	50,227	59,264
Debt instruments	9,086	10,513	13,149
Hedging derivatives	277	237	703
Other interest income	68	49	87
	57,956	64,230	77,453

34.	Interest expenses and similar charges

Interest expenses and similar charges in the consolidated income statement include the interest accrued during the year on all financial liabilities with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, the adjustment to interest expense as a result of hedge accounting and the net interest cost attributable to pension funds.

The breakdown of the main items of interest expenses and similar charges accrued in 2014, 2015 and 2016 is as follows:

	2014	2015	2016

Deposits from credit institutions	4,183	6,001	6,145
Customer deposits	9,257	9,026	14,609
Marketable debt securities	1,838	1,893	2,625
Subordinated liabilities	1,051	1,259	1,473
Hedging derivatives	733	463	167
Other interest expenses	3,324	2,600	3,304
	20,386	21,242	28,323

35.	Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of Dividend income is as follows:

	2014	2015	2016

Equity instruments classified as:
Financial assets held for trading	51	37	16
Of which:
NAFTRAC (Exchange trade fund or ETF)	15	14	6
América Móvil, S.A.B. de C.V.	5	2	1
Grupo México, S.A.B. de C.V.	4	2	-
Wal-Mart de México, S.A.B. de C.V.	13	6	3
Kimberly-Clark de México, S.A.B. de C.V.	1	-	-
Fomento Económico Mexicano, S.A.B. de C.V.	-	1	1
Others	13	12	5

Available-for-sale financial assets	86	67	78
Of which:
Controladora Prosa, S.A. de C.V.	12	-	-
Trans Unión de México, S.A.	56	51	57
Dun & Bradstreet de México, S.A. de C.V.	-	-	20
Others	18	16	1
	137	104	94

36.	Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Bank during the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission income is as follows:

	2014	2015	2016

Collection and payment services:
Service charges on deposit accounts	817	896	951
Credit and debit cards	4,378	4,687	5,369
Checks and others	302	257	253
	5,497	5,840	6,573
Marketing of nonbanking
financial products:
Investment funds management	1,149	1,193	1,486
Capital markets and securities activities	333	290	439
Collection and payment services	1,830	2,114	2,334
Insurance	3,896	4,104	4,272
Financial advisory services	1,295	1,373	1,222
	8,503	9,074	9,753
Securities services:
Administration and custody	412	464	528
	412	464	528
Other:
Foreign currency transactions	701	866	1,080
Other fees and commissions	684	893	836
	1,385	1,759	1,916
	15,797	17,137	18,770

37.	Fee and commission expenses

Fee and commission expenses comprises the amount of all fees and commissions paid or payable by the Bank in the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission expenses is as follows:

	2014	2015	2016

Credit and debit cards	1,451	1,895	2,894
Checks and others	33	23	26
Collections and transactional services	178	123	158
Fund management	73	25	4
Capital markets and securities activities	76	102	135
Financial advisory services	1	-	16
Other fees and commissions	1,127	1,337	1,597
	2,939	3,505	4,830

38.	Gains/(losses) on financial assets and liabilities (net)

Gains/(losses) on financial assets and liabilities (net) include the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method, impairment losses and the realized gains or losses obtained from the sale and purchase thereof.

The breakdown of Gains/(losses) on financial assets and liabilities (net) by type of instrument is as follows:

	2014	2015	2016

Financial instruments held for trading	2,458	2,405	3,626
Of which:
Debt instruments	627	487	784
Equity instruments	(51)	96	109
Derivatives	2,024	1,916	2,765
Others	(142)	(94)	(32)
Recognized profit from sale of available-for-sale financial instruments	155	177	120
Hedging derivatives	(3)	(78)	14
Of which:
Fair value hedge – hedged items (Note 13)	65	(105)	375
Fair value hedge – hedging derivative instruments (Note 13)	(71)	23	(363)
Cash flow hedge inefficiency (Note 13)	3	4	2
	2,610	2,504	3,760

39.	Exchange differences (net)

Exchange differences (net) shows the gains or losses arising on the translation of monetary items in foreign currency to the functional currency as a result of changes in foreign exchange rates.

40.	Other operating income and other operating expenses

Other operating income and other operating expenses in the consolidated income statement include:

	2014	2015	2016

Other operating income:
Other operating income	509	472	486
	509	472	486
Other operating expenses:
IPAB fund contribution	(1,887)	(2,238)	(2,631)
Other operating expenses	(585)	(772)	(730)
	(2,472)	(3,010)	(3,361)

On January 19, 1999, the IPAB was created in order to establish a bank savings protection system in favor of depositors that perform guaranteed banking transactions, and to regulate financial support granted to full service banking institutions in order to protect the interests of depositors.

IPAB’s resources come from the mandatory contributions paid by financial entities, according to the risk to which they are exposed. Such contributions are calculated based on the capitalization level of each financial group and other indicators set forth in IPAB’s bylaws issued by its Board of Directors. These contributions must be equivalent to one-twelfth of four-thousandths of the monthly average of the daily balances of funding activities of the applicable month.

41.	Personnel expenses

a)	Breakdown

The breakdown of Personnel expenses is as follows:

	2014	2015	2016

Wages and salaries	4,964	5,211	5,542
Social security costs	826	912	1,037
Service expense related to defined
contribution pension plan (Note 24)	246	272	300
Service expense related to defined
benefit pension plan (Note 24)	168	188	201
Cash-settled share-based payments	266	161	131
Other staff costs	1,105	1,547	1,474
Bonus and benefits granted to employees	1,982	2,334	2,787
	9,557	10,625	11,472

b)	Global Program – Performance Shares Plan

Banco Santander (Spain) had one long-term share-based variable compensation plan linked to the market price of its own shares (the Global Program) valid until June 2014. Our executive officers and other executives are eligible under the Global Program.

The Board of Directors of Banco Santander (Spain) approved on March 26, 2008 the long-term incentive policy covering the executive officers and other executives of Banco Santander (Spain) and its affiliate companies (except Banesto). That policy provided a variable compensation linked to the performance of the stock of Banco Santander (Spain), as established in its Annual Shareholders’ Meeting.

This multi-annual incentive plan was payable in shares of Banco Santander (Spain). The beneficiaries of the plan were the executive officers and other members of management, together with any other executives of Banco Santander (Spain) and its affiliates as determined by the Board of Directors or, when delegated by it, the executive committee of Banco Santander (Spain). The plan involved six successive three-year cycles for the delivery of shares to the beneficiaries. Accordingly, except for the first cycle, which lasted for two years (Plan I-09), the other cycles lasted for three years each (Plan I-10 to Plan I-14).

For each cycle, a maximum number of Banco Santander (Spain) shares was established for each beneficiary who remained within Banco Santander (Spain) and its affiliates for the duration of the plan. The targets, which would determine the number of shares to be delivered, were defined by comparing Banco Santander (Spain)’s performance against that of a benchmark group of financial institutions and were linked to two parameters: The Total Shareholder Return (TSR) and the growth of the earnings per share ratio. The targets for plan I-12 and later plans measured the Banco Santander (Spain)’s performance only with respect to the TSR.

The last cycle (Plan I-14) began on July 1, 2011 and expired on June 30, 2014. During 2014, no awards under the Global Program share-based payment were granted.

In 2014, the Bank recognized expenses of 10 million pesos regarding this plan.

c)	Local Program

The Bank's Board of Directors approved in October 2012 a share-based cash-settled compensation plan for eligible executive officers subject to certain conditions described below. This plan was paid out annually over the first three years after the global public offering of 24.9% of the share capital of our Parent company in September 2012.

Under this plan, eligible executive officers would receive a cash incentive that had to be used irrevocably to acquire shares of our Parent company at a price of 31.25 pesos per share.

This incentive was linked to the achievement each year of two independent objectives related with the increase in the stock price and with the performance of the stock price against the IPC. If these objectives were fulfilled, each year one-third of the total amount of the incentive would be paid to the eligible executive officers.

The achievement of each objective would determine the payment of up to 50% of the maximum amount of the incentive for each year to the plan's eligible executive officers who continued as active officers of the Bank at the time that each of the three plan payments was due.

The fair value of the plan was calculated based on the fair value of the stock price at the grant date. The total fair value of the plan to eligible executive officers was 396 million pesos equivalent to 13,309,760 shares at a price of 31.25 pesos per share.

During 2014 and 2015, the Bank recognized in the consolidated income statement an amount that of 159 million pesos and 63 million pesos, respectively, as services rendered by the eligible executive officers.

d)	Corporate performance shares plan 2014

During the Shareholders’ Meeting of Banco Santander (Spain) on March 28, 2014, a new share-based payment plan was approved that is applicable only to a certain group of executive officers (known as the “identified staff” or “supervised group”).

The plan is denominated “Corporate performance shares plan 2014” and provides a variable compensation linked to the performance of the stock of Banco Santander (Spain), as established in the Annual Shareholders’ Meeting of Banco Santander (Spain). This multiannual performance plan is payable in shares of our Parent company with annual deliveries of shares to the beneficiaries during a period of three years beginning on July 1, 2015.

The total number of shares that will be granted to each beneficiary was established in early 2015 depending on Banco Santander (Spain)’s performance (TSR) during 2014 against a peer group of financial institutions.

A percentage of one-third of the total number of vested shares will be paid at the end of each year (June 2016, June 2017 and June 2018) based on Banco Santander (Spain)’s cumulative performance (TSR) (2014 and 2015 for the first tranche; 2014 to 2016 for the second tranche and 2014 to 2017 for the third tranche) against that of a peer group of financial institutions. According to the number of eligible executive officers and the specifications of the plan, its fair value is 49 million pesos.

During 2015 and 2016, the Bank recognized 8 million pesos and 16 million pesos, respectively, in the consolidated income statement with respect to this plan.

e)	Long-term incentive plan 2015

During September 2016, the Bank began to participate in a new corporate share-based variable compensation plan denominated “Long-term incentive plan 2015” applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander (Spain). This plan is payable in shares of our Parent company in 2019. According to the number of eligible executive officers and the specifications of the plan, its fair value is 86 million pesos.

During 2016, the Bank recognized 10 million pesos in the consolidated income statement with respect to this plan.

f)	Bonus payment policies

As a result of an internal policy of Banco Santander (Spain), approved in 2011, a portion of the annual variable compensation or bonus for a certain group of executive officers (known as the “identified staff” or “supervised group”) is deferred for a period of three years, with one-third vesting each year.

Both the deferred and non-deferred portions are paid in cash and shares, equally, for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares for a one-year period.

The deferred and non-deferred portion payable in shares is paid in shares of our Parent company.

In 2014, 2015 and 2016, the Bank recognized in the consolidated income statement, the fair value of the benefits that will be cash-settled for an amount of 117 million pesos, 166 million pesos and 105 million pesos, respectively.

The bonus of the beneficiaries for financial years 2015 and 2016 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage” to identify the portion for which payment is not deferred, and the “Deferred Percentage” to identify the portion for which payment is deferred):

Beneficiaries (millions of Euros)	Immediate Payment Percentage	Deferred Percentage	Deferred period

Executive directors members of the identified staff whose total variable remuneration is ≥ 2.6	40%	60%	5 years
Executives directors members of the identified staff whose total variable remuneration is ≥ 1.7 (< 2.6)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

Taking the foregoing into account, the bonus for financial years 2015 and 2016 will be paid as follows:

•	Each beneficiary will receive in 2016 and 2017, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

•	Payment of the Deferred Percentage of the bonus applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date, provided that the conditions described below are met.

•	After deduction of any taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds or fifths, 50% in cash and the other 50% in shares.

•	The beneficiaries receiving shares may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares.

The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to continuity of the beneficiary within the Bank, the accrual of the deferred remuneration is subject to none of the following circumstances arising, in the opinion of the Board of Directors at the proposal of the remuneration committee, during the period before each delivery because of actions taken in prior periods:

•	Poor financial performance of the Bank;

•	Violation by the beneficiary of internal regulations, particularly those relating to risks; and

•	Material restatement of the Bank’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or significant changes in the financial capital or risk profile of the Bank.

If the foregoing requirements are met on each anniversary, the beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth anniversary.

On each delivery of cash and shares, if applicable, the beneficiary shall be paid an amount in cash equal to the dividends paid on the deferred amount in shares of the Bonus and the interest accrued on the deferred cash amount of the bonus, in both cases from the Initial Date through the corresponding date of payment of the shares and cash.

42.	Other general administrative expenses

a)	Breakdown

The breakdown of Other general administrative expenses is as follows:

	2014	2015	2016

Maintenance, conservation and repair	1,124	968	1,073
Technology and systems	2,357	2,334	2,555
Stationery and supplies	197	212	197
Advertising and communications	653	722	901
Rents	1,616	1,836	1,839
Administrative services	367	502	926
Taxes other than income tax	1,117	1,280	1,360
Surveillance and cash courier services	589	611	699
Insurance premiums	42	70	82
Travel costs	295	298	215
Other administrative expenses	1,376	1,322	1,336
	9,733	10,155	11,183

b)	Other information

The fees for audit and tax services to the audit of the consolidated financial statements by the respective auditors (PwC in 2016 and Galaz, Yamazaki, Ruiz Urquiza, S.C. Member of Deloitte Touche Tohmatsu Limited in 2015 and 2014) are as follows:

	2014	2015	2016

Audit fees and audit-related fees (*)	55	40	58
Tax fees	-	2	-
	55	42	58

(*) The audit-related fees amounted to 2 million pesos in 2015 and 8 million pesos in 2016.

43.	Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)

The breakdown of Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net) is as follows:

	2014	2015	2016

Gains/(losses) on disposal	2	7	20
	2	7	20

44.	Other disclosures

a)	Remaining maturity periods

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2015, is as follows:

	12/31/2015
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	23,040	876	-	-	-	-	35,872	59,788
Financial assets held for trading
Debt instruments	-	5,206	7,790	28,367	107,112	48,993	10,745	208,213
Equity instruments	1,878	-	-	-	-	-	-	1,878
Trading derivatives	697	1,911	5,928	9,475	29,366	12,177	57,227	116,781
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit institutions – Reverse repurchase Agreements	-	735	-	-	-	-	-	735
Loans and advances to customers –Reverse repurchase agreements	-	27,702	-	-	-	-	-	27,702
Available-for-sale financial assets -
Debt instruments	-	21,776	-	1,293	53,127	12,904	24,425	113,525
Equity instruments	-	-	-	-	-	-	348	348
Loans and receivables -
Loans and advances to credit
institutions	-	57,344	-	-	-	-	97	57,441
Loans and advances to customers	12,493	29,178	57,220	110,742	146,712	60,780	118,135	535,260
Debt instruments	-	-	-	2,462	870	-	2,679	6,011
Hedging derivatives	-	-	-	173	3,987	5,087	2,874	12,121
	38,108	144,728	70,938	152,512	341,174	139,941	252,402	1,139,803
Liabilities:
Financial liabilities held for trading -
Trading derivatives	1,212	2,722	5,189	12,394	29,376	14,359	59,313	124,565
Short positions	-	46,854	100	597	135	-	322	48,008
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	-	145,008	151	-	-	-	-	145,159
Deposits from credit institutions	-	325	-	-	-	-	-	325
Customer deposits	-	49,340	255	-	-	-	-	49,595
Customer deposits – Certificates of Deposit	-	-	-	639	-	-	-	639
Marketable debt securities	-	-	-	596	9,708	2,145	174	12,623
Financial liabilities at amortized cost -
Deposits from credit institutions	3,933	13,660	17,586	91	9,535	4,535	5,009	54,349
Customer deposits	348,052	107,255	24,456	6,900	2,231	1,924	2,747	493,565
Marketable debt securities	-	25,911	6,014	20,045	3,988	-	18,868	74,826
Subordinated liabilities	-	556	-	-	-	-	22,232	22,788
Other financial liabilities	-	11,935	1,185	536	25	-	-	13,681
Hedging derivatives	2,662	481	252	420	2,518	705	2,530	9,568
	355,859	404,047	55,188	42,218	57,516	23,668	111,195	1,049,691
Difference (assets less liabilities)	(317,751)	(259,319)	15,750	110,294	283,658	116,273	141,207	90,112

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2016, is as follows:

	12/31/2016
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	24,887	25,382	200	100	-	-	28,094	78,663
Financial assets held for trading
Debt instruments	-	31,784	5,697	9,197	50,667	33,703	9,805	140,853
Equity instruments	1,822	-	-	-	-	-	-	1,822
Trading derivatives	100	2,357	8,947	18,608	35,245	23,864	110,786	199,907
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit institutions – Reverse repurchase Agreements	-	37,831	-	-	-	-	-	37,831
Loans and advances to customers –Reverse repurchase agreements	-	4,509	-	-	-	-	-	4,509
Available-for-sale financial assets -
Debt instruments	-	34,360	1,985	581	76,096	16,358	24,938	154,318
Equity instruments	-	-	-	-	-	-	326	326
Loans and receivables -
Loans and advances to credit
institutions	-	82,293	-	-	-	95	-	82,388
Loans and advances to customers	13,700	35,639	56,535	132,051	148,389	68,852	126,472	581,638
Debt instruments	-	-	-	904	-	-	10,568	11,472
Hedging derivatives	-	1	4	12	9,306	50	5,630	15,003
	40,509	254,156	73,368	161,453	319,703	142,922	316,619	1,308,730
Liabilities:
Financial liabilities held for trading -
Trading derivatives	464	4,539	4,680	20,777	36,497	27,166	111,567	205,690
Short positions	-	61,138	-	-	-	-	-	61,138
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	-	15,025	403	51	-	-	-	15,479
Deposits from credit institutions	-	25,155	-	-	-	-	-	25,155
Customer deposits	-	83,157	734	-	-	-	-	83,891
Marketable debt securities	-	92	1,142	2,476	6,085	2,540	-	12,335
Financial liabilities at amortized cost -
Deposits from credit institutions	39,428	15,871	22,331	2,591	14,070	5,031	-	99,322
Customer deposits	418,228	101,303	28,969	15,938	2,865	2,067	2,635	572,005
Marketable debt securities	-	19,493	5,506	17,447	6,014	5,700	23,508	77,668
Subordinated liabilities	-	664	-	-	-	-	36,912	37,576
Other financial liabilities	5	16,431	2,070	937	77	-	-	19,520
Hedging derivatives	6,318	152	23	138	499	1,863	5,294	14,287
	464,443	343,020	65,858	60,355	66,107	44,367	179,916	1,224,066
Difference (assets less liabilities)	(423,934)	(88,864)	7,510	101,098	253,596	98,555	136,703	84,664

b)	Undiscounted contractual maturity periods

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2015, is as follows:

	12/31/2015
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Financial liabilities at amortized cost:
Deposits from credit institutions	3,933	13,789	17,868	679	10,705	5,120	6,852	58,946
Customer deposits	348,052	107,589	24,771	7,284	2,855	2,433	4,778	497,762
Marketable debt securities	-	26,142	6,468	21,637	5,684	1,400	23,768	85,099
Subordinated liabilities	-	670	228	1,028	2,739	2,739	33,188	40,592
Other financial liabilities	-	11,935	1,185	536	25	-	-	13,681
	351,985	160,125	50,520	31,164	22,008	11,692	68,586	696,080

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2016, is as follows:

	12/31/2016
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Financial liabilities at amortized cost:
Deposits from credit institutions	39,428	16,047	22,718	3,399	15,511	5,410	-	102,513
Customer deposits	418,228	101,736	29,421	16,773	3,436	2,422	3,430	575,446
Marketable debt securities	-	19,788	6,167	19,844	9,219	8,358	29,925	93,301
Subordinated liabilities	-	852	376	1,692	4,512	4,512	52,704	64,648
Other financial liabilities	5	16,431	2,070	937	77	-	-	19,520
	457,661	154,854	60,752	42,645	32,755	20,702	86,059	855,428

c)	Foreign currency balances

The breakdown of the main foreign currency balances in the consolidated balance sheet based on the nature of the related items is as follows:

	Equivalent Value in Millions of Pesos
	12/31/2015		12/31/2016
	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Central Bank	1,636	-	2,110	-
Debt instruments (Note 9)	38,523	-	86,253	-
Equity instruments (Note 10)	26	-	-	-
Loans and advances to credit institutions (Note 8)	35,000	-	60,590	-
Loans and advances to customers	86,727	-	92,198	-
Other assets	529	-	456	-
Marketable debt securities (Note 21)	-	18,690	-	22,942
Subordinated liabilities	-	22,842	-	37,635
Derivatives	-	20,856	-	13,201
Deposits from credit institutions (Note 19)	-	29,757	-	38,113
Customer deposits (Note 20)	-	65,860	-	116,706
Other financial liabilities	-	742	-	5,730
Provisions	-	-	-	1
Other liabilities	-	718	-	1,049

d)	Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

i.	Financial assets measured at other than fair value

The following table sets out the fair values of financial assets not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

Except as detailed in the following table, the Bank considers the carrying amounts of financial assets recognized in the consolidated financial statements approximate their fair values.

As of December 31, 2015

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank (Note 7)	36,748	-	-	36,748	36,748
Loans and advances to credit institutions (Note 8)	30,364	-	27,078	57,442	57,441
Loans and advances to customers (Note 12)	2,880	-	575,461	578,341	535,260
Debt instruments (unlisted) (Note 9)	-	-	6,011	6,011	6,011

As of December 31, 2016

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank (Note 7)	53,776	-	-	53,776	53,776
Loans and advances to credit institutions (Note 8)	51,491	-	30,896	82,387	82,388
Loans and advances to customers (Note 12)	3,214	-	602,736	605,950	581,638
Debt instruments (unlisted) (Note 9)	-	-	11,472	11,472	11,472

ii.	Financial liabilities measured at other than fair value

The following table sets out the fair values of financial liabilities not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

As of December 31, 2016

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	33,474	62,750	2,621	98,845	99,322
Customer deposits (Note 20)	14,456	559,031	-	573,487	572,005
Marketable debt securities (Note 21)	20,245	57,082	-	77,327	77,668
Subordinated liabilities (Note 22)	36,910	-	-	36,910	37,576
Other financial liabilities (Note 23)	19,520	-	-	19,520	19,520

The methodology and inputs used to calculate the fair value for each financial asset and liability class are as follows:

-	Balances with the Central Bank: Their fair value has been estimated to be equal to their amortized cost given because they are mainly composed by the compulsory deposit required by the Central Bank.

-	Loans and receivables at amortized cost at a variable or fixed interest rate and maturing in less than one year: Their fair value has been estimated to match their book value because there are no material differences.

-	Loans and receivables at amortized cost with maturity greater than one year: Fair value has been obtained using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate, but also using certain non-observable market input, such as the credit risk associated with the loan portfolio for the allowance of future flows and current loan portfolio conditions (net commissions, operating expenses, medium-term, etc.).

-	Unlisted debt instruments: Their fair value has been estimated to be equal to their amortized cost given that, because they are non-negotiable financial instruments issued by the Mexican Government, this value would be considered to execute a prepayment transaction at fair value.

-	Financial liabilities at amortized cost at a variable or fixed interest rate and maturing in less than one year: Their fair value has been estimated to match their book value because there are no material differences.

-	Financial liabilities at amortized cost with maturity greater than one year: Their fair value has been obtained by using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

-	Marketable debt securities and subordinated liabilities: Fair value has been obtained using quoted market price, if available, or the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

-	Other financial liabilities: Their fair value has been estimated to be equal to their amortized cost since they are mainly composed by short-term balances.

e)	Significant restrictions

See Note 48.b for significant restrictions on the ability to access or use the assets and settle the liabilities of the Bank as of December 31, 2016.

f)	Restriction on accumulated reserves distribution

As of December 31, 2015 and 2016, the Bank did not have any restriction on accumulated reserves distribution, except for the legal reserve as mentioned in Note 29 (10,008 million pesos in legal reserve that include 8,086 million pesos in legal reserve of the Bank on an individual basis as of December 31, 2015 and 10,399 million pesos in legal reserve that include 8,086 million pesos in legal reserve of the Bank on an individual basis as of December 31, 2016), the remeasurement of defined benefit obligation. In addition, the Bank is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

45.	Operating segments

The Bank has three operating segments, as described below:

-	Retail Banking: this segment encompasses the entire commercial banking business. The retail banking activities include products and services for SMEs such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.

-	Global Corporate Banking: this segment reflects the Global Corporate Banking business in Mexico, including all the managed treasury departments and the equities business. The global corporate banking activities include products and services for our corporate customers, such as investment banking and project finance.

-	Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Bank does not have any customers that individually accounted for 10% or more of the Bank’s interest and similar income for 2014, 2015 and 2016.

The 2014 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2014	Banking	Banking	Activities	Total

Net interest income	33,315	3,945	310	37,570
Dividend income	-	37	100	137
Net fee and commission income	11,308	1,583	(33)	12,858
Gains/(losses) on financial assets and liabilities and exchange differences (net)	697	1,533	369	2,599
Other operating income/(expenses)	(1,680)	(441)	158	(1,963)
Total income	43,640	6,657	904	51,201
Administrative expenses	(17,557)	(1,597)	(136)	(19,290)
Depreciation and amortization	(1,551)	(130)	(1)	(1,682)
Impairment losses on financial assets (net)	(12,314)	(818)	-	(13,132)
Impairment losses on other assets (net)	-	-	(48)	(48)
Provisions (net)	58	-	(195)	(137)
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale (net)	-	-	2	2
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations (net)	-	-	(15)	(15)
Operating profit before tax	12,276	4,112	511	16,899
Income tax				(3,539)
Profit for the year				13,360
Profit attributable to the Parent				13,359
Profit attributable to non-controlling interest				1
Total assets	394,102	400,513	154,979	949,594
Total liabilities	375,719	326,376	147,003	849,098

The 2015 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2015	Banking	Banking	Activities	Total

Net interest income	37,514	4,060	1,414	42,988
Dividend income	-	24	80	104
Net fee and commission income	11,839	1,786	7	13,632
Gains/(losses) on financial assets and liabilities and exchange differences (net)	866	1,060	584	2,510
Other operating income/(expenses)	(2,101)	(466)	29	(2,538)
Total income	48,118	6,464	2,114	56,696
Administrative expenses	(18,647)	(1,956)	(177)	(20,780)
Depreciation and amortization	(1,759)	(94)	(10)	(1,863)
Impairment losses on financial assets (net)	(15,081)	(960)	-	(16,041)
Impairment losses on other assets (net)	-	-	-	-
Provisions (net)	265	-	(7)	258
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale (net)	-	-	7	7
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations (net)	-	-	91	91
Operating profit before tax	12,896	3,454	2,018	18,368
Income tax				(4,304)
Profit for the year				14,064
Profit attributable to the Parent				14,051
Profit attributable to non-controlling interest				13
Total assets	473,399	524,098	178,337	1,175,834
Total liabilities	404,431	414,004	249,641	1,068,07

The 2016 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2016	Banking	Banking	Activities	Total

Net interest income	42,277	4,899	1,954	49,130
Dividend income	-	-	94	94
Net fee and commission income	12,211	1,749	(20)	13,940
Gains/(losses) on financial assets and liabilities and exchange differences (net)	721	2,682	359	3,762
Other operating income/(expenses)	(2,104)	(649)	(122)	(2,875)
Total income	53,105	8,681	2,265	64,051
Administrative expenses	(19,955)	(2,440)	(260)	(22,655)
Depreciation and amortization	(1,890)	(158)	(10)	(2,058)
Impairment losses on financial assets (net)	(15,955)	(706)	-	(16,661)
Provisions (net)	(75)	(29)	(777)	(881)
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale (net)	-	-	20	20
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations (net)	-	-	71	71
Operating profit before tax	15,230	5,348	1,309	21,887
Income tax				(5,351)
Profit for the year				16,536
Profit attributable to the Parent				16,536
Profit attributable to non-controlling interest				-
Total assets	519,589	588,596	242,752	1,350,937
Total liabilities	475,625	564,131	205,954	1,245,710

46.	Related-party transactions

Transactions with related parties

The parties related to the Bank are deemed to include, in addition to its subsidiaries and jointly controlled entities, the Bank’s key management personnel (the member of its Board of Directors, executive officers and other key management personnel, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander (Spain).

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into the following categories:

Ultimate Parent Company

This category includes balances with Banco Santander (Spain).

Santander Group Companies

This category includes all the companies that are controlled by Banco Santander (Spain) around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

The information related to directors, executive officers and other key management personnel is detailed in Note 6.

Related-party transactions were made on terms equivalent to those prevailing in arm’s-length transactions.

	12/31/2015		12/31/2016
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

ASSETS:
Financial assets held for trading -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	4,800	-	208	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	159	-	16
Other	-	-	-	1
Loans and advances to customers -
Of which -
Banco Santander, S.A. (Spain)	-	-	1	-
Santander Capital Structuring, S.A. de C.V.	-	125	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	1,078	-	1,267
Produban Servicios Informáticos Generales, S.L.	-	1,395	-	1,154
Grupo Konectanet México, S.A. de C.V.	-	15	-
Banco Santander Rio, S.A.	-	-	-	223
Key management personnel	-	-	-	1,471
Financial assets available for sale -
Of which -
Grupo Financiero Santander México, S.A.B. de C.V.	-	278	-	233
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	38,304	-	90,418	-
Santander Benelux, S.A., N.V.	-	-	-	-
Banco Santander (Brasil), S.A.	-	169	-	-
Abbey National Treasury Services plc.	-	1,668	-	2,352
Other	-	5	-	2
Other assets -
Of which -
Banco Santander, S.A. (Spain)	303	-	72	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	34	-	-	-
Santander Issuances, S.A.	-	-	-	251
Zurich Santander Seguros México, S.A.	-	824	-	976
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	144	-	171
Other	-	13	-	25
Other Intangible assets
Of which -
Isban México, S.A. de C.V.	-	2,155	-	2,364
Produban Servicios Informáticos Generales, S.L.	-	535	-	478
Ingeniería de Software Bancario, S.L.	-	171	-	412
Santander Back-Offices Globales Mayoristas, S.A.	-	27	-	74
Isban Brasil S.A.	-	12	-	11

	12/31/2015		12/31/2016
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

LIABILITIES AND EQUITY:
Financial liabilities held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	37,214	-	58,537	-
Banco Santander International	-	-	-	64
Abbey National Treasury Services plc.	-	671	-	1,659
Other	-	46	-	2
Short positions -
Of which -
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	2,640	-	2,646
Other financial liabilities at fair value through profit or loss
Deposits from credit institutions – Repurchase agreements
Of which -
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	4,553	-	22,162
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	222	-	308	-
Santander Capital Structuring, S.A. de C.V.	-	217	-	-
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	17	-	18
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	14	-	10
Other	-	40	-	50
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	18,440	-	31,756	-
Grupo Financiero Santander México, S.A.B. de C.V.	-	-	-	10,298
Customer deposits -
Of which-
Banco Santander, S.A. (Spain)	1,346	-	32,901	-
Abbey National Treasury Services plc.	-	1,005	-	683
Isban México, S.A. de C.V.	-	856	-	653
Grupo Financiero Santander México, S.A.B de C.V.	-	259	-	193
Santander Global Facilities, S.A. de C.V.	-	322	-	426
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	180	-	153
Produban Servicios Informáticos Generales, S.L.	-	101	-	51
Grupo Alcanza.	-	-	-	138
Other	-	109	-	1,040
Marketable Debt Securities -
Of which -
Banco Santander, S.A. (Spain)	850	-	1,016	-
Other	-	-	-	28
Other financial liabilities -
Of which -
Banco Santander, S.A. (Spain)	6,684	-	3	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	93	-	360
Santander Investment Securities Inc.	-	-	-	48
Santander Global Facilities, S.A. de C.V.	-	-	-	45
Other	-	-	-	43
Other liabilities -
Of which -
Banco Santander, S.A. (Spain)	728	-	1,733	-
Produban Servicios Informáticos Generales, S.L.	-	300	-	352
Isban México, S.A. de C.V.	-	128	-	188
Santander Back-offices Globales Mayorista, S.A.	-	-	-	10
Ingeniería de Software Bancario, S.L.	-	-	-	19
Other	-	52	-	18

	2014		2015		2016
	Ultimate Parent Company	Santander Group Companies	Ultimate Parent Company	Santander Group Companies	Ultimate Parent Company	Santander Group Companies

INCOME STATEMENT:
Interest income and similar income -
Of which -
Banco Santander, S.A. (Spain)	4	-	5	-	5	-
Produban Servicios Informáticos Generales, S.L.	-	38	-	45	-	52
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	50	-	37	-	57
Santander Capital Structuring, S.A. de C.V.	-	83	-	22	-	-
Other	-	1	-	1	-	2
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)	832	-	1,026	-	1,275	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	1,378	-	637	-	1,316
Grupo Financiero Santander México, S.A.B. de C.V.	-	8	-	9	-	9
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	-	-	-	-	9
Santander Global Facilities, S.A. de C.V.	-	-	-	-	-	11
Isban México, S.A. de C.V.	-	16	-	12	-	24
Other	-	9	-	10	-	9
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)	-	-	171	-	6	-
Santander Investment Securities Inc.	-	8	-	7	-	-
Zurich Santander Seguros México, S.A.	-	3,739	-	3,929	-	4,165
Santander Capital Structuring, S.A. de C.V.	-	38	-	-	-	-
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	1,133	-	1,363	-	1,647
Other	-	9	-	4	-	16
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)	1	-	1	-	19	-
Santander Global Facilities, S.A. de C.V.	-	-	-	131	-	-
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	-	-	92	-	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	-	-	-	-	41
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	-	-	-	-	52
Santander Investment Securities Inc.	-	-	-	-	-	62
Other	-	1	-	-	-	11
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Santander Benelux, S.A., N.V.	-	(233)	-	-	-	-
Banco Santander, S.A. (Spain)	(1,641)	-	813	-	24,211	-
Abbey National Treasury Services plc.	-	117	-	622	-	(280)
Other	-	13	-	(194)	-	(44)

Other operating income
Of which -
Santander Global Facilities, S.A. de C.V.	-	-	-	62	-	52
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	-	-	26	-	-
Zurich Santander Seguros México, S.A.	-	-	-	2	-	-
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	-	-	7	-	-
Other	-	-	-	3	-	39
Administrative expenses -
Of which -
Produban Servicios Informáticos Generales, S.L.	-	1,502	-	1,377	-	1,663
Isban México, S.A. de C.V.	-	125	-	92	-	178
Santander Global Facilities, S.A. de C.V.	-	159	-	259	-	206
Ingeniería de Software Bancario, S.L.	-	106	-	110	-	151
Gesban México Servicios Administrativos Globales, S.A. De C.V.	-	-	-	-	-	52
Santander back-offices globales mayorista	-	-	-	-	-	26
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	-	-	58	-	54
Geoban, S.A.	-	79	-	76	-	78
Aquanima México, S. de R.L. de C.V.	-	45	-	47	-	43
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	-	-	-	-	110
Other	-	71	-	131	-	49

(*) As of December 31, 2016, includes 822 million pesos related to key management personnel transactions.

47.	Risk management

a) Cornerstones of the risk function

The Bank has calculated that the risk function should be based on the following cornerstones, which are in line with the Bank's strategy and business model and take into account the recommendations of the supervisory and regulatory bodies and the best market practices:

•	The business strategy is defined by the risk appetite. The Board of Directors calculates the amount and type of risk that it considers reasonable to assume in implementing its business strategy and its deployment in objective verifiable limits that are consistent with the risk appetite for each significant activity.

•	All risks must be managed using advanced models and tools and integrated in the various businesses. The Bank is fostering advanced risk management, using innovative models and metrics together with a control, reporting and escalation framework to ensure that risks are identified and managed from different perspectives.

•	A forward-looking vision of all types of risks should be included in the risk identification, assessment and management processes.

•	The independence of the risk function encompasses all risks and appropriately separates the risk generating units from those responsible for risk control.

•	The best processes and infrastructure must be used for risk management.

•	A risk culture integrated throughout the Bank, consisting of a series of attitudes, values, skills and guidelines for action vis-à-vis all risks.

b) Risk management and control model

The risk management and control model ensures that the risk profile remains within the levels set for the risk appetite and other limits. Similarly, it includes the adoption of the corrective and mitigating measures required to keep risk levels in line with the defined objectives.

The instruments that help ensure that all the risks arising from the Bank's business activity are properly managed and controlled are described below.

1.	Risk map

The risk map covers the main risk categories in which the Bank has its most significant current and/or potential exposures, thus facilitating the identification thereof.

The risk map includes the following:

•	Financial risks

o	Credit risk: risk that might arise from the failure to meet agreed-upon contractual obligations in financial transactions.

o	Market risk: that which is incurred as a result of the possibility of changes in market factors affecting the value of positions in the trading portfolios.

o	Liquidity risk: risk of non-compliance with payment obligations on time or of complying with them at an excessive cost.

o	Structural and capital risks: risk caused by the management of the various balance sheet items, including those relating to the adequacy of capital and those arising from the pensions businesses.

•	Non-financial risks

o	Operational risk: the risk of incurring losses due to the inadequacy or failure of processes, staff and internal systems or due to external events.

o	Conduct risk: the risk caused by inappropriate practices in the Bank's dealings with its customers, and the treatment and products offered to each particular customer and the adequacy thereof.

o	Compliance and legal risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Transversal risks

o	Model risk: includes losses arising from decisions based mainly on the results of models, due to errors in the design, application or use of the aforementioned models.

o	Reputational risk: risk of damage in the perception of the Bank by public opinion, its customers, investors or any other interested party.

o	Strategic risk: the risk that results diverge significantly from the Bank's strategy or business plan due to changes in general business conditions and risks associated with strategic decisions. This includes the risk of poor implementation of decisions or lack of capacity to respond to changes in the business environment.

2.	Principles of risk governance

Governance of the risk function should seek to ensure that risk decisions are taken appropriately and efficiently and that risks are effectively controlled, and guarantee that risks are managed in accordance with the risk appetite level defined by the Board of Directors.

For this purpose, the following principles were established:

•	Separation of decision-making from risk control.

•	Strengthening of the responsibility of the risk generating functions in decision-making.

•	Ensuring that all risk decisions have a formal approval process.

•	Ensuring an aggregate view of all risks.

•	Strengthening of the comprehensive risk management committee.

•	Maintenance of a simple comprehensive risk management committee structure.

2.1	Lines of defense

The Bank follows a risk management and control model based on three lines of defense.

The business functions or activities that take or generate risk exposure comprise the first line of defense against it. The assumption or generation of risks in the first line of defense must comply with the defined risk appetite and limits. In order to perform its function, the first line of defense must have available the means to identify, measure, handle and report the risks assumed.

The second line of defense comprises the risk control and oversight function and the compliance function. This second line seeks to ensure effective control of risks and guarantees that risks are managed in accordance with the defined risk appetite level.

Internal audit, as the third line of defense and in its role as the last control layer, performs regular assessments to ensure that the policies, methods and procedures are appropriate and checks their effective implementation.

The risk control function, the compliance function and the internal audit function are sufficiently separated and independent of each other and of the other functions that they control or supervise for the performance of their duties, and they have access to the Board of Directors and/or its committees, through their presiding executive officers.

2.2	Corporate governance of the risk function

Responsibility for the control and management of risk and, in particular, for the setting of the Bank's risk appetite, rests ultimately with the Board of Directors, which has the powers delegated to the various committees. The Board is supported by the comprehensive risk management committee. In addition, the Bank's executive risk committee pays particular attention to the management of the Bank's risks.

The following bodies constitute the top-level risk governance bodies.

Comprehensive risk management committee (CAIR)

This collective body is responsible for the effective control of risks, ensuring that risks are managed in accordance with the risk appetite level approved by the Board, while taking into account at all times an overall view of all the risks included in the general risk framework. This means the identification and monitoring of current and emerging risks and their impact on the Bank's risk profile.

This committee is chaired by the Chief Risk Officer (CRO) and is composed of executives of the Bank. At least, the risk function, which holds the chairmanship, and the compliance, financial, controller and risk control functions, inter alia, are represented.

Executive risk committee (CER)

This collective body is responsible for risk management pursuant to the powers delegated by the Board of Directors and, in its sphere of action and decision-making, oversees all risks.

It participates in decision-making on the assumption of risks at the highest level, guarantees that these are within the limits set in the Bank's risk appetite and reports on its activities to the Board or its committees when so required.

This committee is chaired by an executive deputy chairman of the Board, comprises the CEO, executive directors and other executives of the Bank, and the risk, financial, and compliance functions, inter alia, are represented. The CRO has the right of veto over this committee's decisions.

2.3	Organizational risk function structure

The CRO is the head of the Bank's risk function and reports to an executive deputy chairman of the Bank who is a member of the Board of Directors and chairman of the executive risk committee.

The risk management and control model has the following key features:

•	Assess the effective implementation of the risk management and control framework at the Bank and ensuring the alignment with the achievement of strategic risk objectives.

•	Enterprise Wide Risk Management (EWRM) involves providing an integral view of all risks to Bank’s management and the Bank's governing bodies together with the development of the risk appetite and identifying and assessing all risks (Risk identification & assessment). It also handles the relationship with supervisors and regulators in relation to risks.

•	Control of financial, non-financial and transversal risks, checking, for each type of risk, that management and exposure are in keeping with the guidelines established by the Bank’s management.

•	Development, in the sphere of risk, of reporting regulations, methodologies, scenario analysis, stress tests and infrastructure, together with robust risk governance.

3.	Management processes and tools

3.1	Risk appetite and limits structure

Risk appetite is defined at the Bank as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur. To this end, severe scenarios are taken into account, which might have an adverse impact on its levels of capital or liquidity, its profits and/or its share price.

The Board of Directors is the body responsible for establishing and annually updating the Bank’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between the two. The risk appetite is determined both for the Bank as a whole and for each of the main business units using a corporate methodology adapted to the circumstances of each business unit. The Board of Directors is responsible for approving the respective risk appetite proposals once the Bank has validated them.

Banking business model and fundamentals of the risk appetite

The definition and establishment of the Bank's risk appetite is consistent with its risk culture and its banking business model from the risk perspective. The main features defining the business model, which form the basis of the risk appetite at the Bank, are as follows:

•	A predictable general medium to low risk profile based on a diversified business model focusing on retail banking with significant market shares and a global corporate banking model which prioritizes the relationship with the customer base in the Bank’s principal markets.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•	An independent risk function with highly active involvement of management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	To maintain a management model that ensures that all risks are viewed in an interrelated way through a robust corporate risk control and monitoring environment with responsibilities: all risks and all businesses.

•	A business model that focuses on the products with respect to which the Bank considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The conduct of the Bank’s business activity on the basis of a behavior model that safeguards the interests of its customers and shareholders.

•	The availability of sufficient and adequate human resources, systems and tools to enable the Bank to maintain a risk profile compatible with the established risk appetite.

•	The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees, executives and executive officers are in line with the corporate risk appetite framework and that the incentives are consistent with the Bank's long-term earnings performance.

Corporate risk appetite principles

The Bank's risk appetite is governed by the following principles:

•	Responsibility of the Board of Directors and of executive officers. The Board of Directors is the body ultimately responsible for establishing the risk appetite and its supporting regulations, as well as for overseeing compliance therewith.

•	Integral view of risk, involving the checking and questioning of the risk profile. The risk appetite should take into consideration all the significant risks to which the Bank may be exposed, providing an aggregate view of the Bank's risk profile through the use of quantitative metrics and qualitative indicators.

•	Future risk estimate. The risk appetite should take into consideration the desirable risk profile at the present time and in the medium term considering both the most likely circumstances and stress scenarios.

•	Links with strategic and business plans and integration in management. The risk appetite is a benchmark in strategic and business planning.

•	Risk appetites that are consistent across the various business units and risk language that is common to the entire organization.

•	Periodic review, ongoing checking and adaptation to best practices and regulatory requirements.

Limits, monitoring and control structure

The risk appetite exercise is performed annually and includes a series of metrics and limits on the aforementioned metrics that express in quantitative and qualitative terms the maximum risk exposure that the Bank is willing to assume.

Compliance with risk appetite limits is subject to ongoing monitoring. The specialized control functions report at least quarterly to the Board of Directors and its specialized risk committee on the compliance of the risk profile with the authorized risk appetite.

The linking of the risk appetite limits with the limits used in the management of the business units and of the portfolios is a key element for ensuring that the use of the risk appetite as a risk management tool is effective.

Pillars of the risk appetite

The risk appetite is expressed through limits on quantitative metrics and qualitative indicators that measure the Bank's exposure or risk profile by type of risk, portfolio, segment and business line, in both current and stressed conditions. The aforementioned risk appetite metrics and limits are structured around five main pillars that define the position that the Bank's management wishes to adopt or maintain in developing its business model.

•	The volatility in the consolidated income statement that the Bank is willing to assume.

•	The solvency position the Bank wishes to maintain.

•	The minimum liquidity position the Bank wishes to have.

•	The maximum concentration levels that the Bank considers as reasonable to assume.

•	Qualitative aspects and complementary metrics.

3.2	Scenario analysis

The Bank conducts risk management through the analysis of the impact that various scenarios in the environment in which the Bank operates might cause. These scenarios are expressed in terms of both macroeconomic variables and other variables that affect management.

Scenario analysis is a very useful tool for Bank’s management since it allows them to test the Bank’s resistance to stressed environments or scenarios and to implement a set of measures to reduce the Bank’s risk profile vis-à-vis such scenarios.

The robustness and consistency of the scenario analysis exercises are based on the following three pillars:

•	The development of mathematical models that estimate the future performance of metrics (e.g. loan losses) based on historical information (internal Bank information or external market information) and simulation models.

•	The inclusion of expert judgment and the knowledge of the portfolios, and questioning and checking the results of the models.

•	Backtesting or periodic checking of the results of the models against the data observed, which ensures that the aforementioned results are appropriate.

The main uses of scenario analysis are as follows:

•	Regulatory uses: in which stress tests of scenarios are performed under guidelines set by the regulator that supervise the Bank.

•	Internal capital (ICAAP) or liquidity adequacy assessment processes (ILAAP) in which, although the regulator can impose certain requirements, the Bank develops its own methodology to assess its capital and liquidity levels vis-à-vis various stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite: this contains stressed metrics on which maximum loss levels (or minimum liquidity levels) are established that the Bank does not wish to exceed.

•	Daily risk management: scenario analysis is used in budgetary and strategic planning processes, in the generation of commercial risk approval policies, in Bank’s management's overall analysis of risk or in specific analyses of the profiles of activities or portfolios.

3.3	Control environment

The risk management model has a control environment that ensures appropriate control of all risks and provides an integrated view thereof. This control is performed at all the Bank's business units and for each type of risk in order to ensure that the Bank's exposures and overall risk profile are within the framework of the mandates established by both the Board of Directors and the regulators.

The main elements ensuring effective control are:

•	The allocation of responsibilities in risk-generating functions through decision-making and the due control of their activity.

•	Specialized control of each risk factor.

•	The supervision and aggregate integration of all risks.

•	The assessment of control mechanisms.

•	Independent assessment by internal audit.

c) Credit risk

1.	Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Bank.

In credit risk management terms, segmentation is based on the distinction between three types of customers:

•	The individuals segment includes all individuals, except for those engaging in a business activity. This segment is in turn divided into various sub-segments based on income levels, which makes it possible to tailor risk management to each type of customer.

•	The SMEs, companies and institutions segment includes legal entities and individuals engaging in a business activity. It also includes public-sector entities in general and not-for-profit private-sector entities.

•	The Global Corporate Banking - segment comprises corporate customers, financial institutions and sovereigns, which make up a closed list of entities that is reviewed on an annual basis. Inclusion of an entity on this list is determined on the basis of a comprehensive analysis of the enterprise (business, countries in which it operates, types of products used, level of income it represents for the Bank, length of relationship with the customer, etc.).

The Bank has a mainly retail profile, with more than 77% of its total risk exposure being generated by its commercial banking business.

2.	Credit risk map and credit risk parameters

The profile of the credit risk assumed by the Bank is characterized by retail banking operations.

Certain information regarding maximum credit risk exposure is included in Note 12.f.

2.1	Credit risk map – 2015 and 2016

The following table shows the Bank’s maximum credit risk exposure by type of product of Loans and advances to customers as of December 31, 2015 and 2016, without recognizing the availability of collateral or other credit enhancements to guarantee compliance:

Credit Risk Exposure to Customers	12/31/2015	12/31/2016	Change, December 31, 2016 vs. December 31, 2015
			Millions of Pesos	%

Payroll loans	23,110	27,315	4,205	18.20%
Personal loans	21,131	21,990	859	4.07%
Credit cards	47,775	51,537	3,762	7.87%
Mortgages	122,918	132,414	9,496	7.73%
SMEs	63,499	67,895	4,396	6.92%
Middle-market corporations	129,158	148,385	19,227	14.89%
Institutions	46,426	33,101	(13,325)	(28.70%)
Global corporate clients	127,169	121,356	(5,813)	(4.57%)
Guarantees and documentary credits	40,874	62,065	21,191	51.84%
Other	525	37	(488)	(92.95%)
	622,585	666,095	43,510	6.99%

For financial assets recognized in the consolidated balance sheet, credit risk exposure is equal to the carrying amount excluding impairment losses.

The maximum exposure to credit risk on financial guarantees is the maximum for which the Bank would be liable if these guarantees were called in.

2.2	Credit risk parameters

The assessment of customers or transactions using rating or scoring systems constitutes a judgment of their credit quality, which is quantified through the PD.

In addition to customer assessment, the quantification of credit risk requires the estimation of other parameters, such as EAD and the percentage of EAD that will not be recovered (LGD). Therefore, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet risk, which depends on the type of product, the LIP or the analysis of expected recoveries, which is related to the guarantees provided and other characteristics of the transaction such as product type, term, etc.

These factors are the main credit risk parameters. Their combination is used in the calculation of the incurred loss or expected loss. This loss is considered an additional cost of the activity, which is reflected in the risk premium and must be charged in the transaction price.

Regarding portfolios for which limited internal default experience information exists, such as banks, sovereign risk or global corporate banking, estimates of the risk parameters (PD, LGD and EAD) are based on alternative sources such as market prices or studies conducted by external agencies gathering the shared experience of a sufficient number of entities. These portfolios are known as low default portfolios.

For all other portfolios, parameter estimates are based on the Bank internal experience. The PD is calculated by observing the cases of new arrears in relation to the non-default population in a previous observation point.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing when the income and expenses take place.

EAD is estimated by comparing the use of committed facilities at the time of default and their use under normal (performing) circumstances, to identify the actual use of the facilities at the time of default.

3.	Credit risk from other standpoints

3.1	Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and products with counterparty risk intended to provide service to the Bank's customers.

Counterparty credit risk is defined as the risk that the counterparty to a transaction could default before the final settlement of the transaction's cash flows. It includes the following types of transaction: derivative instruments, repurchase agreements, securities lending transactions, deferred settlement transactions and guarantee financing transactions.

The Bank uses two methods to measure its exposure to this risk: a mark-to-market method (replacement cost for derivatives or amount drawn down for committed facilities) including an add-on for potential future exposure; and another method for certain products, which calculates exposure using Monte Carlo simulations. Calculations are also performed of capital at risk or unexpected loss (i.e., the loss that, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

When the markets close, the exposures are recalculated by adjusting all the transactions to their new time horizon, the potential future exposure is adjusted and mitigation measures are applied (netting arrangements, collateral arrangements, etc.) so that the exposures can be controlled daily against the limits approved by the Bank’s management.

Risk control is performed using an integrated, real-time system that enables the Bank to know at any time the unused exposure limit with respect to any counterparty and any product and maturity.

3.2	Concentration risk

Concentration risk control is key to the risk management process. The Bank continuously monitors the degree of credit risk concentration by sector and customer group.

The Board of Directors, by reference to the risk appetite, determines the maximum levels of concentration. In keeping with the risk appetite, the executive risk committee establishes the risk policies and reviews the appropriate exposure limits to ensure the adequate management of credit risk concentration.

The Bank is subject to CNBV regulations on “Large Exposures” as follows:

a)	As of December 31, 2015 and 2016, there is no financing granted to debtors or groups of individuals or entities representing a joint risk in an amount that exceeds 10% of the Bank’s Basic Capital (of the month immediately preceding the reporting date).

b)	As of December 31, 2015, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 36,121 million pesos and represent 44.97% of the Bank’s Basic Capital.

c)	As of December 31, 2016, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 73,072 million pesos and represent 83.30% of the Bank’s Basic Capital.

3.3	Sovereign risk and exposure to other public-sector entities

As a general rule, the Bank considers sovereign risk to be the risk assumed in transactions with the Central Bank (including the compulsory deposits), the issuer risk of Mexican Government (federal government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the government sector; and their activities are of a non-commercial nature.

Sovereign risk exposure arises mainly from the Bank’s obligations to maintain certain compulsory deposits in the Central Bank and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury department. The vast majorities of these exposures are taken in pesos and are financed through repurchase agreements or customer deposits, denominated, in pesos.

In general, total exposure to sovereign risk has remained relatively stable in recent years, which seems reasonable if the strategic reasons for it, discussed above, are taken into account.

3.4	Social and environmental risk

The Bank considers social and environmental issues to be key to the risk analysis and decision-making processes in its financing transactions. It has implemented processes to identify, analyze and assess risk in the credit transactions that are subject to the Bank’s policies, which are based on the Equator Principles, an initiative in which the Bank has participated since 2009. In accordance with these principles, an analysis is performed of the social and environmental risk of Project Finance transactions and corporate loans granted for known purposes (bridge loans that are intended to be refinanced through Project Finance and corporate loans for the construction or extension of a particular project).

4.	Credit risk cycle

The credit risk management process consists of identifying, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Bank’s operations. The parties involved in this process are the business areas, the Bank´s management and the risk unit.

The process involves the Board of Directors and the executive risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale:

•	Pre-sale: this phase includes the risk planning and target setting processes, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process and limit setting.

•	Sale: this is the decision-making phase for both pre-classified and specific transactions.

•	Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

The process is being permanently updated, with the findings and conclusions of the post-sale phase being fed back into the risk analysis and planning of the pre-sale phase.

4.1	Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Bank and to other creditors. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Rating tools are applied to the sovereign risk, financial institution and global corporate banking segments. These tools assign an internal rating to each customer, which is derived from a quantitative module based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgment.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship.

The frequency of the reviews is increased in the case of customers that reach certain levels of credit conditions and for customers otherwise classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

For standardized risk portfolios, of both legal entities and individuals, the Bank has scoring tools that automatically assign a customer a score for decision-making purposes.

4.2	Planning

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Bank assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio level.

Risk limit planning is instrumented through a commercial strategic plan, thus ensuring the coordination of the strategic business plan, the risk-appetite-based lending policy and the resources required to implement it.

Approval and monitoring is the responsibility of the comprehensive risk management committee.

The commercial strategic plan enables the map of all the Bank's loan portfolios to be defined.

Scenario analysis

Credit risk scenario analysis enables the Bank´s management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the allowance for impairment losses recognized and the capital held to cater for stress scenarios.

These analyses, which are performed for all the Bank's significant portfolios, comprise the following milestones:

•	Definition of benchmark scenarios.

•	Determination of the value of the risk parameters (PD and LGD) in various scenarios.

•	Estimation of the expected loss associated with each of the scenarios considered and of the other salient credit risk metrics derived from the parameters obtained (non-performing loans, allowance for impairment losses, ratios, etc.).

•	Analysis of the changes in the credit risk profile at portfolio, segment, business unit and Bank level in various scenarios and in comparison, with previous years.

The simulation models used by the Bank rely on data from a complete economic cycle to calibrate the behavior of the credit risk parameters in response to changes in the macroeconomic variables. These models undergo regular backtesting and recalibration processes in order to ensure that they provide a correct reflection of the relationship between the macroeconomic variables and the risk parameters.

The scenario analysis enables management to gain a clearer understanding of the foreseeable performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the allowance for impairment losses recognized to cater for stress scenarios.

The process is completed with a set of controls and checks that ensure that the metrics and calculations are appropriate.

The risk and loss parameters are projected, usually with a three-year time horizon, using various economic scenarios that include the main macroeconomic variables (GDP, unemployment rate, housing prices, inflation, interest rates, etc.).

The economic scenarios defined are based on different stress levels, ranging from the base or most probable scenario to more stressed economic scenarios, which although less probable, could possibly arise.

These scenarios are generally defined by the Bank's economic research service unit using as a reference the data published by the main international organizations.

4.3	Limit setting/pre-classifications

The risk limits are planned and set using documents agreed upon by the business units and the risk unit and approved by the executive risk committee, which contain the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the management of the related risk by group/customer.

Also, an analysis is conducted at customer level in the global corporate banking and other companies and institutions segments. When certain features concur, an individual limit is established for the customer (pre-classification).

Thus, for large corporate groups a pre-classification model based on an economic capital measurement and monitoring system is used. The result of the pre-classification is the maximum level of risk that can be assumed vis-à-vis a customer or group in terms of amount or maturity. In the other companies segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

4.4	Transaction decision-making

The sale phase comprises the decision-making process, the aim of which is to analyze and resolve upon transactions, since approval by the risk unit is a pre-requisite for the arrangement of any risk transaction. This process must consider the transaction approval policies defined and take into account both the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

In the sphere of lower-revenue individuals, businesses and SMEs, the management of large volumes of loan transactions is facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of the transaction and the borrower.

The preliminary limit-setting stage can follow two different paths, giving rise to different types of decisions in the companies sphere:

•	Automatic decisions, consisting of verification by the business unit that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	Decisions requiring the analyst's authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of retail banking companies.

Credit risk mitigation techniques

The Bank applies various methods of reducing credit risk, depending, inter alia, on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (e.g., real estate guarantees) while others apply to groups of transactions (e.g., netting and collateral arrangements).

The various mitigation techniques can be grouped into the following categories:

Netting by counterparty

Netting refers to the possibility of determining a net balance of transactions of the same type, under the umbrella of a master agreement such as an ISDA or similar agreement.

It consists of aggregating the positive and negative market values of the derivatives transactions entered into by the Bank with a particular counterparty, so that, in the event of default, the counterparty owes the Bank (or the Bank owes the counterparty, if the net figure is negative) a single net figure and not a series of positive or negative amounts relating to each of the transactions entered into with the counterparty.

An important aspect of master agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to set off the risks of all the transactions covered by the contract with the same counterparty.

Collateral

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

•	Financial: cash, security deposits, etc.

•	Non-financial: property (both residential and commercial), other movable property, etc.

From the risk acceptance standpoint, collateral of the highest possible quality is required. For regulatory capital calculation purposes, only collateral that meets the minimum quality requirements established by the CNBV can be taken into consideration.

One very important example of financial collateral is the collateral agreement. Collateral agreements comprise a set of highly liquid instruments with certain economic value that are deposited or transferred by a counterparty in favor of another party in order to guarantee or reduce any counterparty credit risk that might arise from the portfolios of derivative transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as with the netting technique, is to reduce counterparty risk.

Transactions subject to collateral agreements are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to the net balance arising from these assessments, from which the collateral amount (normally cash or securities), payable to or receivable from the counterparty, is obtained.

With regard to real estate collateral, periodic re-appraisal processes are in place, based on the actual market values for different types of real estate, which meet all the requirements established by the CNBV.

Personal guarantees

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Bank. They include, for example, security deposits, suretyships and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the CNBV can be recognized for capital calculation purposes.

4.5	Monitoring/anticipation

The monitoring function is founded on a process of ongoing observation, which makes it possible to detect early any changes that might arise in customers' credit quality, so that action can be taken to correct any deviations with an adverse impact.

Monitoring is based on the segmentation of customers, is performed by dedicated risk teams and is complemented by the work performed by internal audit. In the individuals model this function is performed using customer behavior valuation models.

The function involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and ongoing monitoring indicators.

The system called “companies under special surveillance” (FEVE) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for the position in question, to place a person in charge and to set the policy implementation period.

Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to lower-revenue individuals, business and SMEs, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts made in the credit management programs.

4.6	Measurement and control

In addition to monitoring customers’ credit quality, the Bank establishes the control procedures required to analyze the current credit risk portfolio and the changes therein over the various credit risk phases.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by business area, management model, product, etc., thus facilitating the early detection of specific areas requiring attention and the preparation of action plans to correct possible impairment.

Each control pillar can be analyzed in two ways:

Quantitative and qualitative analysis of the portfolio

In the analysis of the portfolio, any variances in the Bank’s risk exposure with respect to budgets, limits and benchmarks are controlled on an ongoing and systematic basis, and the impacts of these variances in certain future situations, both those of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures aimed at placing the profile and amount of the risk portfolio within the parameters set by the Bank.

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase: Change in non-performing loans, expected loss and capital.

Assessment of the control processes

This includes a systematic periodic review of the procedures and methodology, and is performed over the entire credit risk cycle to ensure that they are in force and effective.

In 2006, within the corporate framework established in the Bank for compliance with the Sarbanes-Oxley Act, a tool was made available on the Bank’s intranet for the documentation and certification of all the sub-processes, operational risks and related mitigating controls. The Bank assesses the efficiency of the internal control of its activities on an annual basis.

4.7	Recovery management

Recovery is a significant function within the sphere of the Bank's risk management. This function is performed by the recovery and collection unit, which defines an integrated approach to recovery management.

The Bank has in place a corporate management model that defines the general recovery action guidelines. These guidelines are applied always taking into account the peculiarities required for the recovery activity, due either to the economic environment, to the business model or to a combination of both. The recovery unit is a business area involving direct customer management and, accordingly, this corporate model has a business approach that creates value sustainably over time on the basis of effective and efficient collection management, achieved through either the return of unpaid balances to performing status or the full recovery thereof.

The recovery management model requires the proper coordination of all management areas (recovery business, commercial, technology and operations, human resources and risk) and the management processes and methodology supporting it are reviewed and enhanced on an ongoing basis.

In order to manage recovery properly, action is taken in four main phases: early arrears management, recovery of non-performing loans, recovery of written-off loans and management of foreclosed assets.

In fact, the actions taken by the recovery function commence even before the first missed payment, i.e., when there are signs of a deterioration of the customer’s ability to pay, and they end when the customer’s debt has been paid or has returned to performing status. The recovery function aims to anticipate default events and focuses on preventive management.

The macroeconomic environment has a direct effect on the customer default rate. Therefore, the quality of the portfolios is fundamental to the development and growth of our business, and particular attention is paid, on a permanent basis, to the debt collection and recovery functions in order to guarantee that this quality remains at the expected levels at all times.

The different characteristics of customers make segmentation necessary in order to ensure proper recovery management. The mass management of large groups of customers with similar profiles and products is performed using highly technological processes, while personalized management is reserved for customers who, due to their profile, require the assignment of a specific manager and a more tailored analysis.

The recovery activity has been aligned with the social and economic reality of the country, and various management mechanisms have been used, all involving appropriate prudential criteria, based on the age, collateral and conditions of the transaction, while always ensuring that, at least, the required ratings and provisions are maintained.

Within the recovery function, particular emphasis has been placed on using the mechanisms referred to above for early arrears management, considering the social and economic reality, and closely monitoring the production, inventory and performance. The aforementioned policies are reviewed and adapted periodically in order to reflect both best management practices and any applicable regulatory amendments.

In addition to the measures aimed at adapting transactions to the customer's ability to pay, special mention should be made of recovery management, in which alternative solutions to legal action are sought to ensure the early collection of debts.

One of the channels for the recovery of debts of customers whose ability to pay has deteriorated severely is foreclosure (either court-ordered or through payment in kind) of the property assets securing the transactions.

Restructured/refinanced loan portfolio

The term “restructured/refinanced portfolio” refers, for the purposes of the Bank's risk management, to those transactions in which the customer has, or might foreseeably have, financial difficulty that might materially affect its payment obligations under the terms and conditions of the current agreement and, accordingly, the agreement has been modified or cancelled or even a new transaction has been entered into.

The Bank follows highly rigorous definitions and policies in this management process, so that it is performed in accordance with the best practices and in strictest compliance with regulatory requirements. In this connection, the Bank has a detailed policy with regard the aforementioned transactions.

This policy establishes strict prudential criteria for the assessment of these loans:

•	The use of this practice is restricted, and any actions that might defer the recognition of impairment must be avoided.

•	The main aim must be to recover the amounts owed, and any amounts deemed unrecoverable must be recognized as soon as possible.

•	It must always envisage maintaining the existing guarantees and, if possible, enhance them. Not only can effective guarantees serve to mitigate losses given default, but they might also reduce the PD.

•	This practice must not give rise to the granting of additional funding, or be used to refinance debt of other entities or as a cross-selling instrument.

•	All the restructuring/refinancing alternatives and their impacts must be assessed, making sure that the results of this practice will exceed those which would foreseeably be obtained if it were not performed.

•	The transactions are classified using criteria, which ensure that the customer's ability to pay is restored from the date of deterioration and for an adequate period thereafter.

•	Restructuring/refinancing transactions are classified using criteria, which ensure that the customer's ability to pay is restored from the date of the restructure/refinance and for an adequate period thereafter.

•	In addition, in the case of customers that have been assigned a risk analyst, it is particularly important to conduct an individual analysis of each specific case, for both the proper identification of the transaction and its subsequent classification, monitoring and adequate provisioning.

This policy sets out various criteria for determining the scope of transactions qualifying as deteriorated exposures by defining a detailed series of objective indicators to facilitate the identification of situations of financial difficulty that might materially affect whether payment obligations are met.

The policy also requires the customer's ability and willingness to pay to be analyzed and a distinction to be drawn between the severity and the estimated duration of the impairment. The results of this analysis will be used as a basis for deciding whether the debt should be restructured/refinanced and the most appropriate way of doing so for each case:

•	When borrowers display a severe but transitory deterioration in their ability to pay (which is expected to be recovered in a short space of time), short-term adjustment strategies are applied, such as a payment moratorium on the principal or the reduction of installments for a short, limited period until the ability to pay is recovered.

•	When borrowers display a slight deterioration in their ability to pay (an early recovery of which is not expected), more long-term strategies are applied, such as reducing installments by deferring either the maturity date or a portion of the principal, which would be paid at the same time as the last installment, at all times securing its payment through the provision of effective guarantees.

In any case, through a case-by-case analysis, priority is given to modifications for customers displaying a slight but prolonged deterioration, since those experiencing severe but transitory deterioration carry a higher risk, as they depend on the accuracy of the estimated time of their future recovery. Cases of severe deterioration deemed to be prolonged over time are not considered for restructuring/refinancing.

The Bank has a series of mechanisms for the management and control of restructuring/refinancing transactions, allowing them to be treated in a differentiated way from other transactions, with paying particular attention to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant aggregates.

•	Monitoring the performance of the portfolio and assessing the degree of compliance of the projections prepared in the planning phase.

Once restructuring/refinancing measures have been adopted, transactions that have to remain classified as non-performing because at the date of restructuring/refinancing they do not meet the requirements to be classified in a different category must comply with a continuous prudential payment schedule in order to assure reasonable certainty as to the recovery of the ability to pay.

If there is any (non-technical) default in payments during that period, the aforementioned payment schedule starts again.

On successful completion of the period, the duration of which depends on the customer's situation and the transaction features (term and guarantees provided), the transaction is no longer considered to be non-performing, although it continues to be subject to a probation period during which it undergoes special monitoring.

This monitoring continues until a series of requirements have been met, including most notably: a minimum observation period; repayment of a substantial percentage of the outstanding amounts; and settlement of the amounts that were past due at the time of restructuring/refinancing.

When restructuring/refinancing is applied to a transaction classified as non-performing, the original default dates continue to be considered for all purposes, including the calculation of allowance for loan losses, irrespective of whether as a result of restructuring/refinancing the transaction becomes current in its payments.

By contrast, if following arrangement of restructuring/refinancing there is no improvement in the customer's payment performance, the possibility of extending new restructuring/refinancing measures will be considered, with the application of more stringent classification/return-to-performing criteria, including the establishment of a longer period of uninterrupted payments before the transaction can return to performing status, which could last up to 36 months in certain circumstances. The duration of this period is determined by any collateral provided and the residual maturity of the loan. The Bank’s policy permits a maximum of one modification per year and three modifications every five years.

In order to calculate the allowance for loan losses, the Bank considers restructuring/refinancing transactions as follows:

•	Customers not subject to individual monitoring: the provisioning models consider restructuring/refinancing transactions as a distinct segment with its own PD calculated on the basis of past experience, considering, among other factors, the performance of the successive restructuring/refinancing measures.

•	Customers subject to individual monitoring: the internal rating is an essential input in determining the PD and it takes into consideration the existence of successive restructuring/refinancing measures. This rating must be updated at least once every six months for customers with restructuring/refinancing transactions.

Certain information regarding renegotiated loans is included in Note 12.e.

d)	Market risk and structural risk

1.	Activities subject to market risk and types of market risk

The scope of activities subject to market risk encompasses all operations exposed to net worth risk as a result of changes in market factors. It includes both risks arising from trading activities and the structural risks that are also affected by market fluctuations.

This risk arises from changes in the risk factors -interest rates, inflation rates, exchange rates, equity prices, credit spreads and the volatility thereof - and from the liquidity risk of the various products and markets in which the Bank operates.

•	Interest rate risk is the possibility that fluctuations in interest rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Bank. Interest rate risk affects, inter alia, loans, deposits, debt securities, most financial assets and liabilities held for trading and derivatives.

•	Inflation rate risk is the possibility that fluctuations in inflation rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Bank. Inflation rate risk affects, inter alia, loans, debt securities and derivatives, the returns on which are indexed to inflation or to an actual variation rate.

•	Foreign currency risk is defined as the sensitivity of the value of a position in a currency other than the base currency to a potential change in exchange rates. Accordingly, a long position in a foreign currency will generate a loss if this currency depreciates against the base currency. The positions affected by this risk include, among others, loans and receivables, securities, derivatives, deposits, marketable debt securities and subordinated liabilities denominated in foreign currencies.

•	Equity risk is the sensitivity of the value of the open positions in equity securities to adverse changes in the market prices of those equity securities or in future dividend expectations. Equities risk affects, among other instruments, positions in shares, equity indexes, convertible bonds and equity derivatives (puts, calls, equity swaps, etc.).

•	Credit spread risk is the sensitivity of the value of open positions in fixed-income securities to fluctuations in the credit spread curves or in the recovery rates of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly government bonds and interbank interest rates.

•	Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors: interest rates, exchange rates, share prices and credit spreads. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full using derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge and are as follows:

•	Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and an exchange rate).

•	Market liquidity risk. The risk that the Bank may not be able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, market instability, and it increases as a result of the current concentration in certain products and currencies.

•	Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects loans and receivables or securities.

•	Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

Pensions risk is also affected by changes in market factors.

The activities are segmented by risk type as follows:

a)	Trading: financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products. This activity is managed mainly by the global corporate banking area.

b)	Structural risks: a distinction is made between on-balance-sheet risks and pensions risk:

b.1)	Structural balance sheet risks: market risks inherent to the balance sheet, excluding financial assets and liabilities held for trading. Decisions affecting the management of these risks are taken by the asset-liability committee (hereinafter, ALCO) and are implemented by the financial management area. The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank's economic value, whilst maintaining adequate liquidity and solvency levels. The structural balance sheet risks are as follows:

•	Structural interest rate risk: arises as a result of the maturity and repricing gaps of all the assets and liabilities on the balance sheet.

•	Structural foreign currency risk: arises from the Bank’s operations in foreign currencies.

•	Structural equity risk: this item includes equity investments in non-consolidated financial and non-financial companies and available-for-sale portfolios comprising equity positions.

•	Structural liquidity risk: arises as a result of the maturity gaps of all the assets and liabilities on the balance sheet.

b.2)	Pensions risk

•	The risk assumed by the entity in relation to pension obligations to its employees. This relates to the possibility that the fund may not cover such obligations in the accrual period of the benefits and the return obtained by the portfolio may not be sufficient and might oblige the Bank to increase the level of contributions.

2.	Trading market risk

The Bank's trading risk profile remained moderately low in 2016, in line with previous years, due to the historical focus of the Bank's activity on providing a service to its customers, the limited exposure to complex structured products and the diversification by risk factor.

2.1	Methodologies

The standard methodology applied to trading activities by the Bank in 2016 was Value at Risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that are incorporated into the level of risk assumed. Specifically, the Bank uses data derived from the 521 days preceding the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor, which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported on a daily basis to management was the higher of these two figures.

The historical simulation VaR has many advantages as a risk metric (it summarizes in one single number a portfolio's market risk, it is based on market changes that have actually occurred without having to make assumptions regarding functions or correlation between market factors, etc.), but it also has limitations.

The most significant limitations are the high sensitivity of the historical window used, the inability to capture plausible events with a major impact if they do not occur in the historical window used, the existence of measurement parameters in which there is no market input available (such as correlations, dividends and recovery rates) and the slow adaptation to new volatilities and correlations if the most recent data are given the same weight as the oldest data.

Certain of these limitations are corrected by using stressed VaR (see below), by calculating a VaR with exponential decline and by applying conservative valuation adjustments.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Bank. However, other measures are simultaneously being taken to enable the Bank to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank's activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events.

On a regular basis (at least once a month) the Bank calculates and analyses the potential impact on results of applying different stress scenarios to all the trading portfolios, considering the same situations by risk factor. A minimum of three types of scenarios (possible, severe and extreme) are defined which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

In addition, certain warning triggers are in place for the scenarios, based on the historical results of those scenarios and on the capital associated with the portfolio in question. If the levels triggering the warning are surpassed, the persons responsible for managing the portfolio in question are informed so that they can take the appropriate measures. Furthermore, the results of the stress tests, and any possible excesses over the warning levels set, are reviewed regularly by the comprehensive risk management committee, which, if it considers it necessary, informs management.

The risk unit, in accordance with the principle of independence of the business units, also monitors daily the positions of each business unit, through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately.

The positions are traditionally used to quantify the net volume of the market values of the portfolio transactions, grouped by main risk factor, considering the delta value of any futures and options that might exist.

Market risk sensitivity measures are those, which measure the changes (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors can be obtained through analytical estimates using partial derivatives or through a complete revaluation of the portfolio.

In addition, the daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to identify the impact of changes in financial variables on the portfolios.

Particularly worthy of note is the control of derivatives and credit management activities which, due to their atypical nature, is performed daily using specific measures. In the case of derivatives, a control is conducted of sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit management activities, measures such as sensitivity to spread, jump-to-default and risk concentrations by rating level are reviewed systematically.

With respect to the credit risk inherent in the trading portfolios, and in keeping with the recommendations made by the Basel Committee on Banking Supervision and with current regulations, an additional metric, the incremental risk charge (IRC), is calculated to cover the default risk and rating migration risk not properly captured in the VaR, by measuring the variation in the related credit spreads. The instruments subject to control are basically fixed-income government and corporate bonds and derivatives on bonds (forwards, options, etc.). The method used to calculate the IRC is based on direct measurements on the loss distribution tails at the appropriate percentile (99.9%) over a one-year time horizon. The Monte Carlo method is used and one million simulations are applied.

Calibration and test measures

Actual losses may differ from those projected by the VaR model for different reasons relating to the limitations of this metric. Therefore, the Bank performs regular analyses and tests to check the accuracy of the VaR calculation model in order to verify its reliability.

The most important tests are the backtesting exercises. The backtesting exercise consists of comparing the projected VaR measurements, for a given confidence level and time horizon, with the actual losses obtained in the same time horizon. This facilitates the detection of any anomalies in the VaR model of the portfolio in question (e.g. deficiencies in the parameterization of the valuation models of certain instruments, scantly adequate proxies, etc.).

Three types of backtesting are calculated and assessed at the Bank:

•	Clean backtesting: the daily VaR is compared with the results obtained without taking into account the intra-day results or the changes in the portfolio's positions. This model serves to check the accuracy of the individual models used to assess and measure the risks of the various positions.

•	Backtesting on complete results: daily VaR is compared with the day's net results, including the results of intra-day operations and those generated by fees and commissions.

•	Backtesting on complete results without mark-ups or fees and commissions: daily VaR is compared with the day's net results, including the results of intra-day operations but excluding those generated by mark-ups and fees and commissions. This method is intended to obtain an idea of the intra-day risk assumed by the Bank's treasury areas.

In 2014, there were no exceptions to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2014, there were three Value at Earnings (VaE) breaks (i.e., days when the daily gain exceeded VaE), due mainly to the changes in the medium- and long-term interest rates.

In 2015, there were no exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2015, there were five VaE breaks (i.e., days when the daily gain exceeded VaE), due mainly to the changes in the interest rates.

In 2016, there were no exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2016, there were twelve VaE breaks (i.e., days when the daily gain exceeded VaE), due mainly to the changes in the interest rates and foreign exchange.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during 2014, 2015 or 2016.

Exposures related to complex structured assets

The Bank's policy with respect to the approval of new transactions involving complex structures is highly conservative and is subject to strict supervision by the Bank's management. Before approval is given for a new transaction, product or underlying, the risk area checks:

-	Whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.

-	Whether the inputs used in the valuation model are observable in the market.

Provided the two aforementioned conditions are met, the market risk area ascertains:

-	The availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the planned transactions.

-	The degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.

2.2	Risks and results in 2014

The average daily Total VaR of the Bank's market trading operations in 2014 stood at 86 million pesos. VaR modeling did not change during 2014. At the end of December 2014, VaR stood at 52 million pesos.

Average daily Total VaR increased by 8 million pesos with respect to 2013. This increment was concentrated in interest rate VaR, where the average daily increased from 73 million pesos to 88 million pesos. The average daily equity VaR and exchange rate VaR fell from 21 million pesos to 18 million pesos, and increased from 12 million pesos to 14 million pesos, respectively.

The risk assumption profile, in terms of VaR and results, showed that VaR during 2014 remained at levels below the limit of 236 million pesos. During the first semester of 2014, the average daily Total VaR was 89 million pesos. However, in the second half of 2014 the average daily Total VaR consumption decreased to 83 million pesos staying in levels between 47 million and 118 million, as a result of interest rates reduction expectation.

2.3	Risks and results in 2015

The average daily Total VaR of the Bank's market trading operations in 2015 stood at 71 million pesos, lower than that for 2014 at 86 million pesos. In 2015, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2015. At the end of December 2015, VaR stood at 70 million pesos.

Average daily Total VaR decreased by 15 million pesos with respect to 2014. This decrement was concentrated in interest rate VaR, where the average daily decreased from 88 million pesos to 68 million pesos. The average daily equity VaR and exchange rate VaR fell from 18 million pesos to 17 million pesos, and 14 million pesos to 10 million pesos, respectively.

The risk assumption profile, in terms of VaR and results, showed that VaR during 2015 remained at levels below the limit of 192 million pesos. During the first and second semester of 2015, the average daily Total VaR was 71 million pesos. VaR stayed in levels between 52 million pesos and 105 million pesos in the second semester, as a result of interest rates increase expectation.

2.4	Risks and results in 2016

The average daily Total VaR of the Bank's market trading operations in 2016 stood at 77 million pesos, higher than that for 2015 at 71 million pesos. In 2016, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2016. At the end of December 2016, VaR stood at 132 million pesos.

Average daily Total VaR increased by 6 million pesos with respect to 2015. This increment was concentrated in interest rate VaR, where the average daily increased from 68 million pesos to 71 million pesos. The average daily equity VaR and exchange rate VaR fell from 17 million pesos to 4 million pesos, and increased 10 million pesos to 17 million pesos, respectively.

The risk assumption profile, in terms of VaR and results, showed that VaR during 2016 remained at levels below the limit of 230 million pesos. During the first semester of 2016, the average daily total VaR was 73 million pesos and during the second semester of 2016, the average daily Total VaR was 79 million pesos. VaR stayed in levels between 48 million pesos and 189 million pesos in the second semester, as a result of interest rates increase expectation.

3.	Structural balance sheet risks

The market risk profile inherent to the Bank's balance sheet, in relation to the volume of assets and capital, and the projected net interest margin, remained at moderate levels in 2016, in line with previous years.

3.1	Methodologies

Structural interest rate risk

The Bank analyzes the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The metrics used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital and VaR for economic capital purposes.

NIM sensitivity

The sensitivity of the NIM measures the change in the expected net interest income for a specific period (12 months) given a parallel shift in the yield curve.

The sensitivity of the NIM is calculated by simulating the margin both for a scenario of changes in the yield curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

MVE sensitivity

The sensitivity of the MVE is a complementary measure to the sensitivity of the net interest.

This sensitivity measures the interest rate risk implicit in the MVE based on the effect of changes in interest rates on the present values of financial assets and liabilities.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of both on and off-balance-sheet assets and liabilities. This analysis facilitates a basic snapshot of the balance-sheet structure and enables concentrations of interest rate risks in the various maturity buckets to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the Bank’s net interest margin and market value of equity.

The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

Structural foreign currency risk

These activities are monitored by measuring positions, VaR and results on a daily basis.

Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis.

Limit control system

For trading market risk, structural balance sheet risk limits are established, within the framework of the annual limit plan, in response to the level of the Bank's risk appetite.

The main limits are:

•	On-balance-sheet structural interest rate risk:

-	Limit on NIM sensitivity at one year.

-	Limit on the sensitivity of the MVE.

-	Limit on liquidity position.

•	Structural foreign currency risk: Net position in each currency.

If any of these limits are breached, risk management officers must explain the reasons why and provide an action plan for remedying the situation.

3.2	Risks and results in 2014

Structural interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the NIM at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2014 under 1,100 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2014, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 2,700 million pesos.

The table below shows the distribution of interest rate risk by maturity as of December 31, 2014. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	105,085	59,685	-	-	8	32	32	15	45,313
Loans	534,838	252,567	38,524	37,058	27,248	60,122	30,793	93,805	(5,279)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	(246)	-	-	-	-	-	-	-	(246)
Securities	237,562	11,378	11,265	361	4,118	50,090	9,820	15,381	135,149
Permanent	4,648	-	-	-	-	-	-	-	4,648
Other Balance Sheet Assets	67,259	-	-	-	-	-	-	-	67,259
Total Balance Sheet Assets	949,146	323,630	49,789	37,419	31,374	110,244	40,645	109,201	246,844
Money Market	(133,251)	(16,386)	(19,608)	(1,549)	-	-	-	-	(95,708)
Deposits	(412,118)	(184,451)	(7,580)	(317)	(22,135)	(197,635)	-	-	-
Trade Finance	(719)	-	-	-	-	-	-	-	(719)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(220,051)	(135,694)	(469)	(681)	(1,679)	(6,440)	(24,741)	(26,392)	(23,955)
Equity	(124,494)	-	-	-	-	-	-	-	(124,494)
Other Balance Sheet Liabilities	(55,187)	-	-	-	-	-	-	-	(55,187)
Total Balance Sheet Liabilities	(945,820)	(336,531)	(27,657)	(2,547)	(23,814)	(204,075)	(24,741)	(26,392)	(300,063)
Total Balance Sheet Gap	3,326	(12,901)	22,132	34,872	7,560	(93,831)	15,904	82,809	(53,219)
Total Off-Balance Sheet Gap	(1,911)	9,694	836	(3,251)	(1,332)	(7,253)	(791)	(6,034)	6,220
Total Structural Gap		(3,207)	22,968	31,620	6,229	(101,083)	15,113	76,775	(46,999)
Accumulated Gap		(3,207)	19,760	51,381	57,610	(43,473)	(28,361)	48,414	1,415

Funding and liquidity risk

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2014. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	116,277	102,790	-	1	8	32	32	15	13,399
Loans	571,076	80,794	50,330	43,781	58,872	148,276	56,949	137,353	(5,279)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	(246)	-	-	-	-	-	-	-	(246)
Securities	220,472	192,387	1	1	1	5,855	-	-	22,227
Permanent	4,648	-	-	-	-	-	-	-	4,648
Other Balance Sheet Assets	67,259	-	-	-	-	-	-	-	67,259
Total Balance Sheet Assets	979,486	375,971	50,331	43,783	58,881	154,163	56,981	137,368	102,008
Money Market	(143,184)	(136,187)	(2,889)	(9,899)	(8,890)	(1,607)	(68)	(1,116)	17,472
Deposits	(430,155)	(140,852)	(42,264)	(74)	(11,382)	(235,583)	-	-	-
Trade Finance	(719)	-	-	-	-	-	-	-	(719)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(123,910)	(19,785)	(1,868)	(12,300)	(6,105)	(32,074)	(25,361)	(26,417)	-
Equity	(124,494)	-	-	-	-	-	-	-	(124,494)
Other Balance Sheet Liabilities	(55,187)	-	-	-	-	-	-	-	(55,187)
Total Balance Sheet Liabilities	(877,649)	(296,824)	(47,021)	(22,273)	(26,377)	(269,264)	(25,429)	(27,533)	(162,928)
Total Balance Sheet Gap	101,837	79,147	3,310	21,510	32,504	(115,101)	31,552	109,835	(60,920)
Total Off-Balance Sheet Gap	(1,911)	(2,869)	(973)	284	400	(3,729)	(109)	(1,587)	6,672
Total Structural Gap		76,278	2,336	21,794	32,904	(118,830)	31,443	108,248	(54,250)
Accumulated Gap		76,278	78,615	100,409	133,313	14,483	45,926	154,174	99,924

3.3	Risks and results in 2015

Structural interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the NIM at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2015 under 1,247 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2015, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 3,389 million pesos.

The table below shows the distribution of interest rate risk by maturity as of December 31, 2015. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	101,554	47,337	-	1	10	37	36	9	54,124
Loans	603,402	287,578	50,898	42,918	24,782	75,456	35,830	93,113	(7,173)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	127	-	-	-	-	-	-	-	127
Securities	370,279	29,778	11,311	4,971	3,061	54,743	11,938	16,862	237,615
Permanent	5,310	-	-	-	-	-	-	-	5,310
Other Balance Sheet Assets	55,407	-	-	-	-	-	-	-	55,407
Total Balance Sheet Assets	1,136,079	364,693	62,209	47,890	27,853	130,236	47,804	109,984	345,410
Money Market	(251,123)	(24,661)	(17,503)	-	-	-	-	-	(208,959)
Deposits	(467,936)	(213,996)	(7,887)	(1,951)	(22,852)	(221,250)	-	-	-
Trade Finance	(518)	-	-	-	-	-	-	-	(518)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(162,331)	(57,480)	(395)	(737)	(1,801)	(7,890)	(26,924)	(27,078)	(40,026)
Equity	(98,424)	-	-	-	-	-	-	-	(98,424)
Other Balance Sheet Liabilities	(75,886)	-	-	-	-	-	-	-	(75,886)
Total Balance Sheet Liabilities	(1,056,218)	(296,137)	(25,785)	(2,688)	(24,653)	(229,140)	(26,924)	(27,078)	(423,813)
Total Balance Sheet Gap	79,861	68,556	36,424	45,202	3,200	(98,904)	20,880	82,906	(78,403)
Total Off-Balance Sheet Gap	(9,233)	14,184	(896)	(5,505)	(638)	(1,990)	1,797	(3,916)	(12,269)
Total Structural Gap		82,741	35,527	39,696	2,561	(100,894)	22,678	78,991	(90,673)
Accumulated Gap		82,741	118,268	157,965	160,526	59,632	82,310	161,301	70,627

Funding and liquidity risk

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2015. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	101,555	75,574	-	1	10	37	36	9	25,888
Loans	670,748	93,701	61,645	51,329	66,744	168,012	88,055	148,435	(7,173)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	127	-	-	-	-	-	-	-	127
Securities	355,313	323,750	1	1	1	6,031	-	-	25,529
Permanent	5,310	-	-	-	-	-	-	-	5,310
Other Balance Sheet Assets	55,407	-	-	-	-	-	-	-	55,407
Total Balance Sheet Assets	1,188,460	493,025	61,646	51,331	66,755	174,080	88,091	148,444	105,088
Money Market	(251,504)	(229,432)	(519)	(3,714)	(12,572)	(2,539)	(1,348)	-	(1,380)
Deposits	(467,936)	(154,085)	(48,524)	(86)	(16,381)	(248,860)	-	-	-
Trade Finance	(518)	-	-	-	-	-	-	-	(518)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(163,148)	(27,491)	(7,943)	(13,383)	(17,693)	(40,129)	(29,220)	(27,289)	-
Equity	(98,424)	-	-	-	-	-	-	-	(98,424)
Other Balance Sheet Liabilities	(75,886)	-	-	-	-	-	-	-	(75,886)
Total Balance Sheet Liabilities	(1,057,416)	(411,008)	(56,986)	(17,183)	(46,646)	(291,528)	(30,568)	(27,289)	(176,208)
Total Balance Sheet Gap	131,044	82,017	4,660	34,148	20,109	(117,448)	57,523	121,155	(71,120)
Total Off-Balance Sheet Gap	(5,398)	966	449	(451)	(1,323)	(623)	2,147	(3,980)	(2,583)
Total Structural Gap		82,983	5,110	33,696	18,786	(118,072)	59,669	117,176	(73,702)
Accumulated Gap		82,983	88,094	121,790	140,576	22,504	82,173	199,349	125,647

3.4	Risks and results in 2016

Structural interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2016 under 1,100 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2016, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 3,700 million pesos.

The table below shows the distribution of interest rate risk by maturity as of December 31, 2016. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	146,736	38,460	203	104	11	44	32	-	107,882
Loans	647,729	349,076	45,789	42,250	36,673	82,230	37,336	67,475	(13,100)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	343	-	-	-	-	-	-	-	343
Securities	356,407	46,103	11,459	5,643	2,428	84,499	7,459	25,513	173,303
Permanent	5,535	-	-	-	-	-	-	-	5,535
Other Balance Sheet Assets	84,864	-	-	-	-	-	-	-	84,864
Total Balance Sheet Assets	1,241,614	433,639	57,451	47,997	39,112	166,773	44,827	92,988	358,827
Money Market	(205,188)	(44,538)	(22,754)	(2,364)	-	-	-	-	(135,532)
Deposits	(551,067)	(239,723)	(12,275)	(2,824)	(31,574)	(264,671)	-	-	-
Trade Finance	(308)	-	-	-	-	-	-	-	(308)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(179,255)	(62,846)	(1,061)	(4,070)	(2,678)	(35,274)	(7,255)	(36,420)	(29,651)
Equity	(105,283)	-	-	-	-	-	-	-	(105,283)
Other Balance Sheet Liabilities	(114,846)	-	-	-	-	-	-	-	(114,846)
Total Balance Sheet Liabilities	(1,155,947)	(347,107)	(36,090)	(9,258)	(34,252)	(299,945)	(7,255)	(36,420)	(385,620)
Total Balance Sheet Gap	85,667	86,532	21,361	38,739	4,860	(133,172)	37,572	56,568	(26,793)
Total Off-Balance Sheet Gap	(6,638)	9,323	4,698	(5,031)	(1,266)	5,995	(3,781)	(11,111)	(5,464)
Total Structural Gap		95,854	26,058	33,708	3,594	(127,178)	33,791	45,457	(32,255)
Accumulated Gap		95,854	121,912	155,620	159,214	32,036	65,827	111,284	79,028

Funding and liquidity risk

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2016. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	146,748	105,566	203	104	11	44	32	-	40,788
Loans	726,450	101,397	66,892	62,277	89,069	197,379	86,306	136,230	(13,100)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	343	-	-	-	-	-	-	-	343
Securities	330,254	290,900	-	1	1	11,511	-	-	27,841
Permanent	5,535	-	-	-	-	-	-	-	5,535
Other Balance Sheet Assets	85,864	-	-	-	-	-	-	-	84,864
Total Balance Sheet Assets	1,294,194	497,863	67,095	62,382	89,081	208,934	86,338	136,230	146,271
Money Market	(205,899)	(174,477)	(4,406)	(842)	(19,379)	(1,276)	(2,947)	-	(2,572)
Deposits	(551,068)	(178,389)	(57,904)	(152)	(21,348)	(293,275)	-	-	-
Trade Finance	(308)	-	-	-	-	-	-	-	(308)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(183,446)	(18,762)	(9,763)	(17,956)	(16,861)	(68,710)	(14,747)	(36,647)	-
Equity	(105,283)	-	-	-	-	-	-	-	(105,283)
Other Balance Sheet Liabilities	(114,846)	-	-	-	-	-	-	-	(114,846)
Total Balance Sheet Liabilities	(1,160,850)	(371,628)	(72,073)	(18,950)	(57,588)	(363,261)	(17,694)	(36,647)	(223,009)
Total Balance Sheet Gap	133,344	126,235	(4,978)	43,432	31,493	(154,327)	68,644	99,583	(76,738)
Total Off-Balance Sheet Gap	3,474	178,907	4,463	744	(2,149)	7,714	(3,086)	1,324	(184,443)
Total Structural Gap		305,142	(515)	44,175	29,343	(146,612)	65,558	100,907	(261,180)
Accumulated Gap		305,142	304,627	348,802	378,146	231,533	297,092	397,999	136,819

3.5	VaR of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate fluctuations, the Bank uses other methods to monitor on-balance-sheet structural interest rate risk including, inter alia, scenario analysis and VaR calculations, using a methodology similar to that used for the trading book.

3.6	Structural liquidity position

Bank’s management believes that the Bank’s current structural liquidity position allows for the ability to cope with business as usual projected growth and stress market conditions, as reflected by the following factors:

-	Robust balance sheet

The balance sheet had a sound structure consistent with its commercial nature. Loans and advances to customers accounted for 43.1% of the consolidated total assets at the end of 2016, and were funded mainly by customer deposits comprised of interest-bearing and non-interest-bearing demand deposits and time deposits. Other sources of short-term funding include repurchase agreements and marketable debt securities.

We also have access to long-term funding through the execution of credit facilities with other commercial and/or development banks, the issuance of bonds, Senior Unsecured Notes and subordinated debt in domestic and foreign markets. As of December 31, 2016, the outstanding balance of our long-term funding totaled 81,373 million pesos. At the end of 2016, the Bank issued Subordinated Additional Tier 1 Capital Notes for an amount of 500 million of USD aimed to enhance its capital structure. (See note 22)

-	Solid regulatory framework

Under the Law of the Central Bank has the authority to order a percentage of the liabilities of the financial institutions that must be deposited in interest- or non-interest-bearing deposits with the Central Bank. These deposits may not exceed 20% of the aggregate liabilities of the relevant financial institution. The Central Bank imposes compulsory deposits requirements on Mexican commercial banks. The amount of the compulsory deposit that each bank had to make was determined based on each bank’s pro rata share of total Mexican financial institution time deposits allocated as of May 31, 2014.

The compulsory deposits required under the terms of the Bulletin 9/2014 and 11/2014 have an indefinite term. During the time these compulsory deposits are maintained on deposit with the Central Bank, each banking institution receives interest on such deposits every 28 days. The Central Bank will provide advance notice of the date and the procedure to withdraw the balance of these compulsory deposits at such time, if any, that the compulsory deposits are suspended or terminated. These compulsory deposits represent 2.08% of the consolidated total assets at the end of 2016.

These resources are part of the Central Bank’s tools to promote the healthy development of the financial system and improve the implementation of monetary policy. Other instruments used by the Central Bank to support this function are deposit auctions (draining liquidity) and liquidity auctions (injecting liquidity).

In addition, it is important to note that the Central Bank acts as lender of last resort, against several classes of collateral, of which the Bank has relevant positions: sovereign debt and the compulsory deposit previously mentioned.

Finally, the Central Bank carried out an auction of BREMS R whose objective was to contribute to the healthy development of the Mexican Financial System as well as to make its monetary policy more efficient. On May 12, 2016, the Central Bank established in the DOF the rules of the auction of BREMS R as an alternative for Mexican banks to comply with the compulsory deposits in the Central Bank.

BREMS R will only be acquired by Mexican banks through auctions carried out by the Central Bank as well as through repurchase agreement transactions between them or between Mexican banks as per the dispositions established by the Central Bank. These BREMS R represent 0.58% of the consolidated total assets at the end of 2016.

3.7	Structural foreign currency risk

Structural foreign currency risk arises from the Bank's operations in foreign currencies.

All balance sheet foreign exchange exposures are hedged. Only a small internal limit is set in order to manage temporary foreign exchange exposures.

At 2016 year-end, long-term exposures corresponded to the USD, the Euro, the pound sterling, and the Brazilian real. The Bank hedges these long-term exposures through foreign exchange derivatives.

3.8	Structural equity risk

The Bank has equity positions in its balance sheet (banking book) in addition to the trading positions. These positions are classified as available-for-sale financial assets (equity instruments) or as investments, depending on the length of time they are expected to remain in the portfolio.

The structural equity positions are exposed to market risk. VaR is calculated for these positions using series of market prices or proxies.

3.9	Structural VaR

A homogeneous metric such as VaR can be used to monitor the total on-balance-sheet market risk (excluding the global corporate banking activity), distinguishing between fixed-income (considering both interest rates and credit spreads for ALCO portfolios), exchange rate and equities.

In general, it can be said that structural VaR is not high in terms of the Bank's volume of assets or capital.

4.	Pensions risk

In managing the risk associated with the defined-benefit employee pension funds, the Bank assumes the financial, market, credit and liquidity risks incurred in connection with the fund's assets and investments and the actuarial risks arising from the fund's liabilities, i.e., the pension obligations to its employees.

The aim pursued by the Bank in pensions risk control and management is primarily to identify, measure, follow up, control, mitigate and report this risk. The Bank’s priority, therefore, is to identify and mitigate all clusters of pensions risk.

Therefore, in the methodology used by the Bank, the total losses on assets and liabilities in a stress scenario defined by changes in interest rates, inflation and stock markets indexes, as well as credit and operational risk, are estimated every year.

e) Liquidity and funding risk

1.	Introduction to the treatment of liquidity and funding risk

Liquidity and funding risk management has always been a basic element of the Bank's business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests.

The Bank is responsible for covering the liquidity needs arising from its current and future activity, either by taking deposits from its customers in its area of influence, or by resorting to the wholesale markets where it operates.

This funding structure has proven to be most effective in situations of high market stress as it prevents difficulties in one area from affecting funding capacity in other areas.

In addition, at the Bank this funding structure benefits from the advantages of having a commercial banking model, with the focus on retail customers and a high level of efficiency. As a result, the Bank has a considerable capacity to attract stable deposits, as well as a significant issue capacity in the wholesale markets.

2.	Liquidity management

Structural liquidity management seeks to finance the Bank's recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Liquidity management at the Bank is based on the following principles:

•	Decentralized liquidity model.

•	Medium- and long-term liquidity needs arising from the business must be funded using medium- and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instrument/investor; market/currency; and maturity.

•	Restrictions on recourse to short-term wholesale financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at the Central Bank, to be drawn upon adverse situations.

•	Compliance with the regulatory liquidity requirements.

In order to ensure the effective application of these principles by the Bank, it was necessary to develop a management framework resting on the following three cornerstones:

•	A sound organizational and governance model to ensure that management is involved in the decision-making process and is included in the Bank’s strategy.

•	An in-depth balance-sheet analysis and liquidity risk measurement to support the decision-making process and the control thereof.

•	A management approach adapted in practice to the liquidity needs of each business.

2.1	Organizational and governance model

Decisions relating to all structural risks, including liquidity and funding risk, are made though the ALCO.

The ALCO is the body empowered by the Board of Directors to coordinate the asset and liability management (ALM) function throughout the Bank, including the management of liquidity and funding.

The liquidity risk profile and appetite aim to reflect the Bank's strategy in conducting its business, which consists of structuring the balance sheet to render it as resilient as possible to potential liquidity stress scenarios. To this end, appetite metrics have been structured to reflect the application of the principles of the Bank's management model, with specific levels for the structural funding ratio and minimum liquidity horizons under various stress scenarios.

Simultaneously, various scenario analysis is conducted considering the additional liquidity needs that could arise if certain very severe but highly unlikely events occur.

2.2	Balance sheet analysis and liquidity risk measurement

Liquidity and funding decision-making is based on a thorough understanding of the Bank's current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the various business units (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.

Its aim is to ensure that the Bank maintains adequate liquidity levels to cover its short- and long-term requirements with stable funding sources, optimizing the impact of funding costs on the consolidated income statement. This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic metrics.

The results of these balance sheet, projection and scenario analyses provide the inputs required to prepare the Bank's contingency plan, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted to strengthen the liquidity of financial institutions by the Basel Committee and the CNBV.

The measurements, metrics and analysis used by the Bank in liquidity risk management and control are shown in greater detail below.

Methodology for liquidity risk monitoring and control

The aims of the liquidity risk metrics adopted by the Bank are:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the metrics are adapted to the manner in which the Bank's liquidity is managed.

•	To be aligned with the regulatory requirements, in order to avoid any conflicts between limits and to facilitate management.

•	To act as an early warning system that anticipates potential risk situations by monitoring certain indicators.

Two kinds of basic metrics are used to control liquidity risk: short-term and structural.

Short-term metrics include the liquidity gap, while structural metrics feature the net structural balance sheet position. The Bank supplements these metrics by developing various stress scenarios. Following is a detailed description of these three metrics:

Liquidity gap

The liquidity gap provides information on potential cash inflows and outflows -both contractual and those estimated using certain assumptions - for a given period. Liquidity gap analysis is prepared for each of the main currencies in which the Bank operates.

Net structural position

The purpose of this metric is to determine the reasonableness of the balance sheet funding structure. The Bank's aim is to ensure that its structural needs (lending, non-current assets, etc.) are satisfied by means of an appropriate combination of wholesale funding sources and a stable retail customer base, as well as capital and other non-current liabilities.

Scenario analysis

The Bank supplements the aforementioned metrics by developing various stress scenarios. Its main objective is to identify the critical factors of potential crises and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

In their liquidity analysis, the Bank generally considers three different scenarios: idiosyncratic, local systemic and global systemic. These scenarios constitute the minimum standard analyses established to be reported to Bank’s management. In addition, the Bank develops ad-hoc scenarios, which replicate major historical crises or specific liquidity risks.

The definition of scenarios and the calculation of metrics under each of them are directly related to the definition and execution of the liquidity contingency plan, which is the responsibility of financial management.

2.3	Management tailored to business needs

The Bank performs its liquidity management at business level in order to finance its recurring activities with the appropriate terms and prices.

In practice, in keeping with the funding principles mentioned above, the liquidity management consists of the following:

•	Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business unit. Based on these liquidity requirements and taking into account certain prudential limits on the raising of funds in the short-term markets, the financial management area establishes an issue plan for the year.

•	Year-round monitoring of the actual changes in the balance sheet and in the funding requirements of the business units, which results in the relevant updates of the plan.

•	Monitoring and management of compliance with the regulatory ratios.

•	Continuous active presence in wholesale funding markets, enabling the Bank to maintain an adequate issue structure that is diversified in terms of product type and has a conservative average maturity.

The Bank is self-sufficient in terms of their structural funding and does not require support from its Parent.

3.	Funding strategy and evolution of liquidity in 2016

3.1	Funding strategy

In recent years, the Bank's funding strategy aims to increase liability duration and diversification while maintaining reasonable costs.

The Bank has a set of policies implemented for its funding and liquidity management strategies, namely:

•	Focusing efforts on attracting customer funds, adding to the strong generation of liquidity from the commercial business due to the moderate growth of Mexican economic activity in which deposits might grow at a faster pace than credit.

•	Maintenance of adequate, stable medium and long-term wholesale funding at reasonable levels.

•	Holding a sufficient volume of liquid assets eligible for discount at the Central Bank as part of the liquidity reserve to cater for episodes of stress on markets.

The Bank currently enjoys a very robust funding structure, the main features of which are as follows:

•	High proportion of customer deposits (not including repurchase agreements) in a predominantly commercial balance sheet.

Customer deposits are the Bank's major source of funding. These customer deposits represent around 45.9% of the Bank's consolidated total liabilities and at the end of 2016 they accounted for 98.3% of loans and advances to customers.

•	Diversified wholesale funding, primarily at medium - and long-term, with a small portion maturing in the short term.

Medium - and long-term wholesale funding represented 16.0% of the Bank's retail funding (including deposits from the Central Bank and credit institutions) and enabled it to comfortably cater for the loans and advances to customers not financed with customer deposits (commercial gap).

This funding is well-diversified by type of instrument (approximately 60.4% senior debt, 30% subordinated debt and other financial instruments and 9.6% structured instruments).

3.2	Evolution of liquidity in 2016

At the end of 2016, in comparison with 2015, the Bank reported:

•	An increase in loans and advances to customers of 8.7% in 2016 compared with 2015.

•	A decrease in the ratio of loans and advances to customers to consolidated total assets from 45.5% to 43.1%. This figure mirrors the strong commercial nature of the Bank's consolidated balance sheet as well as the strong banking and markets activity of the Bank.

•	A decrease in the loan-to-deposit (LTD) ratio, which stood at 101.7%, down from 108.4% at December 2016. These figures show the Bank’s capacity to fund loans with retail deposits (strong commercial activity).

•	Lastly, the Bank's structural surplus (i.e., the excess of structural funding resources – customer deposits, medium and long-term funding and capital – over structural liquidity requirements – loans and advances to customers –) stood at 225,354 million pesos at 2016-year end.

3.2	Compliance with regulatory ratios

As part of its liquidity management model, in recent years the Bank has been managing, the implementation, monitoring and compliance with the liquidity and leverage requirements set by local and international financial legislation.

•	LCR (Liquidity Coverage Ratio)

On December 31, 2014, the CNBV and the Central Bank published in the DOF, the General Provisions on Liquidity Requirements for Banking Institutions, which establish liquidity requirements that credit institutions must comply always in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17, 2014.

The objectives of the liquidity requirements are as follows:

•	To anticipate that banking institutions in Mexico has available liquid assets with high credit quality to manage their obligations and liquidity necessities along 30 days.

•	To establish a liquidity coverage ratio as per a methodology in line with the international standards, which must include all foreign currencies.

•	To include both on and off-balance transactions in the liquidity coverage ratio calculation, as long as those transactions represent a liquidity potential risk for banking institutions.

•	To anticipate that banking institutions in Mexico consolidate their subsidiaries, which core business, relates to financial operations.

The liquidity coverage ratio is the result of dividing the liquid assets by the net cash flow.

During the fourth quarter of 2016, the weighted average LCR for the Bank is 145.32%, complying with the Bank´s desired risk profile and well above the regulatory minimum established.

•	Leverage ratio

To ensure the financial stability of the banking system as a whole, as well as to comply with the agreements of the Basel Committee on Banking Supervision, the CNBV established the methodology to calculate the leverage ratio for banks. This leverage ratio shows if the capital of the banks adequately supports their assets. Such information is helpful for the market participants, as well as for the supervisory work of the CNBV.

This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

•	The net value of derivatives (gains and losses vis-à-vis the same counterparty are netted, less the collateral if certain conditions are met) plus an add-on for potential future exposure.

•	An add-on for the potential exposure of securities financing transactions.

The Sole Circular for Banks issued by the CNBV does not establish a minimum percentage of compliance, as it is considered for the baseline reference effect (the minimum of 3%).

As of December 31, 2016, the leverage ratio for the Bank is 6.35%.

f) Operational risk

1.	Definition and objectives

The Bank defines operational risk (OR) as “the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events".

Operational risk is inherent in all products, activities, processes and systems, and is generated in all business and support areas; accordingly, all employees are responsible for managing and controlling the risks arising in their area of activity.

The aim pursued by the Bank in operational risk control and management is primarily to identify, measure/assess, control/mitigate and report on this risk.

The Bank’s priority, therefore, is to identify and mitigate any clusters of operational risk, irrespective of whether or not they have given rise to any losses. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

Starting November 2016, the Bank uses the Alternative Standardized Approach provided for under Basel II standards, for the purpose of calculating regulatory capital for operational risk. The regulatory capital for operational risk is calculated under Mexican Banking GAAP.

2.	Operational risk management and control model

2.1	Operational risk management cycle

The operational risk management and control model includes the following phases:

•	Identification of the operational risk inherent in all the Bank’s activities, products, processes and systems.

•	Definition of the target operational risk profile, specifying the strategies by business unit and time horizon, through the establishment of the operational risk appetite and tolerance, the annual loss budget and the monitoring thereof.

•	Encouragement of the involvement of all employees in the operational risk culture, through appropriate training for all areas and levels of the organization.

•	Objective and ongoing measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, CNBV, Bank of Spain, etc.).

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•	Preparation of periodic reports on the exposure to operational risk and its level of control for management and the Bank’s business units, and reporting to the market and the regulatory authorities.

•	Definition and implementation of the methodology required for internal calculation of capital in terms of expected and unexpected loss.

The following is required for each of the key processes indicated above:

•	Definition and implementation of systems enabling the Bank to monitor and control operational risk exposures.

•	Definition and documentation of operational risk management policies and implementation of the related methodologies consistent with current regulations and best practices.

2.2	Risk identification, measurement and assessment model

To identify, measure and assess operational risk, the Bank defined a set of quantitative and qualitative techniques/tools that are combined to perform a diagnosis, based on the identified risks, and obtain a valuation, through the measurement/assessment of the business unit.

The quantitative analysis of this risk is carried out mainly using tools that record and quantify the potential level of losses associated with operational risk events.

The tools defined for the qualitative analysis aim to assess aspects (coverage/exposure) linked to the risk profile, thereby making it possible to capture the control environment in place.

2.3	Operational risk information system

The Bank has an information system that supports the operational risk management tools and facilitates the information and reporting functions and requirements.

This system features event recording, risk mapping, assessment, indicator, mitigation and reporting modules.

3.	Mitigation measures

The model requires the Bank to monitor the mitigation measures established in response to the main sources of risk, which were identified through an analysis of the tools used in managing operational risk, and as a result of the organizational and development model and the preventive implementation of operational risk management and control policies and procedures.

The Bank's model integrates the measures in a shared database, which makes it possible to assign each mitigating measure to the various tools used (events, indicators, self-assessment, scenarios, recommendations and preventive policies).

The most significant mitigation measures have focused on the improvement of security for customers in their day-to-day transactions, the management of external fraud, the ongoing improvement of processes and technology, and on taking steps to ensure that products are sold and services are provided in an appropriate manner.

Cyber-security and data security plans

In 2016, the Bank continued to devote its full attention to cyber-security-related risks, which affect all types of companies and institutions, including those in the financial sector.

This situation, which is generating concern among entities and regulators, is prompting the adoption of preventive measures in order to be prepared for cyber-attacks.

In order to step up and supplement the actions already in progress, the Bank has prepared a cyber-security program, which stipulates: i) a governance integrating the three lines of defense; ii) a cyber-resilience-oriented line of action envisaging measures in the areas of identification, prevention, protection, detection and reaction; iii) aspects of cyber-security with an impact on training, access control and segregation of functions, as well as secure software development; and iv) initiatives for organizational reinforcement.

4.	Business continuity plan

The Bank has a business continuity management system to ensure the continuity of the business processes in the event of a disaster or serious incident.

This basic objective consists of the following:

•	Minimizing possible injury to persons, as well as adverse financial and business impacts for the Bank, resulting from an interruption of normal business operations.

•	Reducing the operational effects of a disaster by supplying a series of pre-defined, flexible guidelines and procedures to be employed in order to resume and recover processes.

•	Resuming time-sensitive business operations and associated support functions, in order to achieve business continuity, stable earnings and planned growth.

•	Protecting the public image of, and confidence in, the Bank.

•	Meeting the Bank's obligations to its employees, customers, shareholders and other interested third-party stakeholders.

In 2016, the Bank continued to make progress in the implementation and ongoing improvement of its business continuity management system. Implementation of the three lines of defense with regard to business continuity was reinforced.

5.	Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Bank continually improves its operational control procedures in order to remain in line with new regulations and best market practices. Thus, in 2016, further improvements were made to the control model for this business, placing particular emphasis on the following points:

•	Analysis of the individual transactions of the treasury to detect any possible anomalous conduct.

•	Implementation of a new tool enabling compliance with new record-keeping requirements in monitoring communication channels.

•	Tightening of controls on transaction cancellations and modifications, and calculation of the actual cost of such events if they are due to operational errors.

•	Reinforcement of controls on contributions of prices to market indices.

•	Development of additional controls to detect and prevent irregular transactions (such as, for example, the establishment of controls on triangular transactions).

•	Development of additional controls on access to front-office transaction record-keeping systems (for example, for the purpose of detecting shared users).

•	Adaptation of existing controls and development of new controls to comply with Volcker Rule requirements.

•	Formalization of IT procedures, tools and systems for cyber-security risk protection, prevention and training.

Management information

The operational risk function has an operational risk management information system that provides data on the Bank's main risk elements.

Information is specifically prepared on the following aspects:

•	The Bank’s operational risk management model.

•	The operational risk management scope.

•	Analysis of the internal event database and the database of significant external events.

•	Analysis of the most significant risks arising from the operational and technology risk assessment exercises.

•	Evaluation and analysis of risk indicators.

This information acts as the basis for meeting reporting requirements vis-à-vis the CAIR, the operational risk committee, Bank’s management, regulators, etc.

The role of insurance in operational risk management

The Bank considers insurance as a key factor in operational risk management. During 2016, the Bank reinforced the common guidelines for coordinating the various functions involved in the management cycle for operational risk-mitigating insurance, but also the various front-line risk management areas.

These guidelines included most notably the following activities:

•	Identification of all risks at the Bank which could be covered by insurance, as well as new insurance cover for risks already identified in the market.

•	Establishment and implementation of methods for quantifying insurable risk, based on loss analysis and loss scenarios that make it possible to determine the Bank's level of exposure to each risk.

•	Analysis of the cover available in the insurance market, as well as preliminary design of the terms and conditions that best suit the requirements previously identified and evaluated.

•	Technical assessment of the level of protection provided by a policy, and of the cost and retention levels that the Bank will assume (excesses and other items to be borne by the insured), for the purpose of deciding whether to arrange it.

•	Negotiation with insurance providers and award of policies in accordance with the relevant procedures established by the Bank.

•	Monitoring of claims reported under the policies, as well as those not reported or not recovered due to incorrect reporting, establishing action protocols and specific monitoring forums.

•	Analysis of the appropriateness of the Bank's policies for the risks covered, taking the necessary measures to correct any deficiencies detected.

•	Close cooperation between the operational risk officer and the insurance coordinator in order to enhance operational risk mitigation.

g) Compliance and conduct risk

1.	Scope, mission, definitions and objective

The compliance function encompasses all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing, product governance and consumer protection and reputational risk.

To this end, the compliance function promotes adherence by the Bank to the rules, oversight requirements, principles and values of good conduct by establishing standards, holding debates and providing advice and information in the interest of employees, customers, shareholders and society in general.

Based on the current arrangement of the Bank's three lines of defense, the compliance function is a second-line control function with access to the Board of Directors and its committees through the Chief Compliance Officer (CCO), who has access to these bodies on a regular and independent basis. This structure is in line with banking regulatory requirements and supervisory expectations.

Compliance risks are defined as including the following:

•	Compliance risk: the risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Conduct risk: the risk caused by inappropriate practices vis-a-vis the Bank's relationship with its customers, the treatment and products offered to customers, and their suitability for each particular customer.

•	Reputational risk: the risk arising from negative perception of the Bank on the part of public opinion, its customers, investors or any other stakeholder.

The Bank's objective regarding compliance and conduct risk is to minimize the likelihood of non-compliance and irregularities occurring and to ensure that, should they ultimately occur, they are promptly identified, assessed, reported and resolved.

Other control functions (risk) and support functions (Legal, Technology & Operations, etc.) are also involved in the control of the aforementioned risks.

2.	Control and supervision of compliance risks

Based on the arrangement of the Bank's lines of defense, in particular within the compliance function, primary responsibility for managing compliance risks is shared, in the first line of defense, by the business units directly originating those risks and the compliance function, acting either directly or by assigning compliance activities, controls or tasks of that first line.

Furthermore, as the second line of defense, in its control and oversight capacity, the compliance function is charged with establishing, encouraging and achieving adherence by the business units to the uniform frameworks, policies and standards in place across the Bank. To this end, a set of controls is established, the application of which is monitored and verified.

In the sphere of compliance, the CCO is responsible for reporting to the governing and managing bodies, and also for advising and informing management about compliance matters and for fostering a compliance culture, within the framework of an annual program, the effectiveness of which is assessed on a regular basis.

In the sphere of compliance, the CCO is responsible for reporting to the governing and managing bodies, and also for advising and informing management about compliance matters and for fostering a compliance culture, within the framework of an annual program, the effectiveness of which is assessed on a regular basis. In addition to the foregoing, the deputy chairman in charge of risk and the CRO also report to the governing and managing bodies on all the Bank's risks, including compliance risks.

The compliance function provides the basic components for the management of these risks (frameworks and policies for anti-money laundering measures, codes of conduct, product marketing, reputational risk, etc.) and ensures that the other components are duly addressed by the corresponding business units (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and supervision systems, within the second line of defense against compliance risk.

Also, internal audit - as part of its functions in the third line of defense - conducts the tests and reviews required to check that the appropriate supervision controls and components are applied, and that the standards and procedures established at the Bank are being complied with.

The essential components of compliance risk management are based on resolutions adopted by the Board of Directors, as the highest authority for such matters, through the approval of frameworks – which regulate the relevant matters - and the Bank's general code of conduct.

The frameworks for the compliance function are as follows:

•	General compliance framework.

•	Product and service marketing framework.

•	Claims management framework.

•	Framework for the prevention of money laundering and of terrorist financing.

These frameworks are developed within the sphere of the Bank's internal governance model.

For its part, the general code of conduct contains the rules of behavior and ethical principles that must govern the actions of all Bank employees and is supplemented in certain matters by the rules contained in other codes and the related internal implementing regulations.

Also, the code establishes:

•	The functions and responsibilities relating to the compliance matters addressed by it.

•	The rules regulating the consequences of failure to observe the code.

The regulatory compliance function is responsible for ensuring the effective implementation and monitoring of the general code of conduct.

3.	Governance and organization model

It is the responsibility of the Board of Directors, as part of its general supervisory function, to approve the appointment of the person ultimately responsible for the compliance function, as well as for its framework and its development policies. In addition, the Board of Directors is in charge of the Bank's general code of conduct and the frameworks developed by the compliance function

The compliance function reports to the Board of Directors and its committees on a quarterly basis.

Also, worthy of mention is the appropriate coordination in place with the operational risk function, which compiles the various loss events arising from compliance and conduct risks and which, using a risk governance featuring a combined view of all the Bank's risks, also reports to the Board of Directors and its committees.

3.1	Governance

The committees listed below are collective bodies with responsibilities in the sphere of compliance:

•	The regulatory compliance committee: this is the collective governance body for regulatory compliance, without prejudice to the responsibilities assigned to the specialist bodies currently existing in the function.

•	The product and service marketing committee: this is the collective governance body for the validation of products and services. The committee's objectives and functions are based on minimizing the improper marketing of products and services for customers, taking into account consumer protection principles.

•	The monitoring committee is the Bank's collective governance body for the monitoring of products and services and the evaluation of customer claims. Approved products and services are monitored by the monitoring committees or equivalent bodies.

•	The committee for the prevention of money laundering and terrorist financing is the collective body in this sphere that defines the related action frameworks, policies and general objectives.

•	In order to reinforce the governance of the function and safeguard its independence, the objectives and duties of the aforementioned committees have been revised to bring them into line with the Bank's governance model.

3.2	Organizational model

In order to ensure a vision and integrated management of the various compliance risks, the organizational structure of the function uses a hybrid approach, so as to make the specialist compliance risks (vertical functions) converge with the standardized aggregate vision of those risks (transversal functions).

4.	Regulatory compliance

The following functions are in place to ensure the proper control and supervision of regulatory compliance risks:

•	Application of the Bank's general code of conduct and the other codes and rules implementing it. Provision of advice on the resolution of any doubts arising from their application.

•	Cooperation with internal audit in the periodic reviews conducted by it on compliance with the general code of conduct and with the other codes and rules implementing it, without prejudice to any periodic reviews of compliance matters that have to be conducted directly.

•	Preparation (or amendment) of compliance programs on specific regulations, for submission for approval by the Board of Directors or its committees.

•	Presentation of periodic reports to the Board of Directors on the development of the framework and the application of the compliance program.

•	Assessment of any changes that may need to be made to the compliance program, in particular where unregulated risk situations and improvable procedures are detected.

•	Direction and coordination of any investigations into breaches, with possible support from internal audit, and proposal of the appropriate penalties to the related committee.

•	Supervision of the compulsory training activity for the compliance program.

The focus of the regulatory compliance function is on the following areas:

•	Compliance in employee-related matters.

•	Compliance in organizational matters.

•	Compliance with market regulations.

•	Conduct in securities markets.

5.	Product governance and consumer protection

The main responsibilities of the compliance function are the adequate control and oversight of product and service marketing risks to foster transparency and a simple, personal and fair approach to customers in order to protect their rights, and to ensure that policies and procedures take the consumers' perspective into account. For this purpose, the functions listed below were established based on two frameworks and a set of policies that define the basic principles and rules of action in this area:

Frameworks:

•	Marketing framework: a uniform system for the marketing of products and services, aimed at minimizing exposure to the risks and possible claims arising in all phases of the marketing process (validation, pre-sale, sale, monitoring).

•	Claims management framework: a uniform system for the systematized management of the recording, control, management and analysis of the causes of claims, based on their various types; this makes it possible to identify the reasons for customer dissatisfaction, to provide suitable solutions for each case and to improve, where appropriate, the processes that gave rise to the claims.

Functions:

•	To promote the adherence to the above-mentioned frameworks.

•	To guarantee the proper validation, prior to its launch, of any new product or service proposed by the Bank.

•	To safeguard the internal protection of consumers, with the aim of improving their relationships with the Bank, by effectively promoting their rights and providing solutions to possible disputes, in accordance with best practices through any channel, as well as by fostering consumers' financial knowledge. All these efforts are geared towards building lasting relationships with customers.

•	To identify, analyze and control the fiduciary risk generated by the private banking and the custody services for customers' financial instruments. Fiduciary risk is considered to be that arising from the management of financial instruments on behalf of customers.

•	To compile, analyze, and report to the Bank's governance bodies, the information required to conduct a proper analysis of product and service marketing risk and of claims risk, from a two-fold perspective: the possible impact on customers and on the Bank, as well as on the monitoring of products and services throughout their life-cycle.

•	To supervise the marketing and claims management processes, making proposals for improvements and monitoring the mitigating actions taken for the risks detected.

6.	Prevention of money laundering and of terrorist financing

The following functions are in place to ensure the proper control and supervision of risks relating to the prevention of money laundering and of terrorist financing:

•	One of the Bank's strategic objectives is to have an effective advanced system for the prevention of money laundering and terrorist financing that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organizations.

•	This system is based on a framework that defines the principles and basic action guidelines required to set minimum standards that the Bank must observe and which are prepared in conformity with the provisions prescribed in Article 115 of the Credit Institutions Law.

•	This framework is formulated also on the basis of the principles standards contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and stipulations of Directive 2015/849 of the European Parliament and of the Council of May 20, 2015 on the prevention of the use of the financial system for the purpose of money-laundering and terrorist financing.

•	The Bank is responsible for directing and coordinating the systems and procedures for the prevention of money laundering and terrorist financing, as well as for investigating and reporting unusual transactions and meeting the related supervisory reporting requirements.

•	The Bank has established systems and processes based on technology systems, which make it possible to obtain managed information and data, as well as reporting, monitoring and control information. These systems enable the Bank to take an active and preventive approach in analyzing, identifying and monitoring any transactions that could be linked to money laundering or terrorist financing activities.

•	The Bank is a founder member, along with other large international banks, of the Wolfsberg Group, the objective of which is to establish international standards to increase the effectiveness of programs to combat money laundering and terrorist financing in the financial community. In this connection, various initiatives have been conducted which have addressed a number of different issues. The supervisory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

The organization of the prevention of money-laundering and terrorist financing unit (UPLDyFT, using the Spanish acronym) function is based on three areas: the monitoring (including updating high risk customers and sanctions screening), analysis, regulation and training, risk management and implementations of the automated systems (NORKOM). The main function is to establish, coordinate and supervise the systems and procedures for the prevention of money-laundering and terrorist financing.

In addition, there are persons responsible for the prevention of money-laundering and terrorist financing at different business units. In each case, their role is to provide support to the UPLDyFT based on their proximity to the customer and transactions.

7.	Reputational risk

The specific nature of reputational risk, which arises from a wide variety of sources, combined with the highly variable perception of this risk, as it is understood by the various stakeholders, requires an approach and a management and control model that is unique, different from those used for other risks.

The Bank is currently working on a reputational risk model based on an eminently preventive approach, but also on effective crisis management processes.

Therefore, the Bank's intention is for reputational risk management to be integrated both in business and support activities and in internal processes, thus allowing the risk control and supervision functions to integrate it in their activities.

Also, the reputational risk model requires a comprehensive understanding, not only of the Bank's business activities and processes, but also of how it is perceived by its stakeholders (employees, customers, shareholders, investors and society in general) in its different environments. This approach requires close coordination between the management, support and control functions and the various stakeholders.

As mentioned above, reputational risk governance is one of the components of compliance governance that is currently under development. The compliance function should report on reputational risk to management, once the information on sources of reputational risk has been consolidated.

8.	Compliance risk assessment model and risk appetite

The Bank's risk appetite, in relation to compliance, is set by its statement that it is not willing to accept any risks of this nature, the clear objective being to minimize any economic, regulatory or reputational impact on the Bank.

The setting of the Bank's compliance risk appetite, the monitoring of compliance risks and the adoption of corrective measures, if necessary, is achieved using methods and indicators that are shared with the risk function and, therefore, form part of the Bank's risk appetite framework. The incurred losses resulting from compliance risks are entered into the shared event database managed by the risk function, in order to facilitate a comprehensive view, as well as an integrated control and management, of non-financial risks.

h) Model risk

The Bank understands a model as being any metric based on a quantitative method, system or approach that provides a simplified representation of reality by applying statistical, economic, financial or mathematical techniques to process data and obtain a result based on a series of assumptions subject to a certain degree of uncertainty. Using models makes it possible to take swifter, more objective decisions, generally supported by the analysis of large quantities of information.

The use of models invariably presents model risk, which is defined as the potential for adverse consequences, including losses, from decisions based on incorrect or misused models.

According to this definition, the sources of model risk are as follows:

•	The model itself, due to the use of incorrect or incomplete data in its construction, and due to the modelling method used and its implementation in the systems.

•	The misuse of the model.

A control framework has been defined for this function detailing, inter alia, matters relating to organization, governance and model management and validation.

Model risk management and control are structured around the life cycle of a model, as defined by the Bank:

1.	Definition of standards

The Bank has defined a series of standards for the development, monitoring and validation of its models. All models used within the Bank -both those developed in-house and those acquired from third parties- must meet these standards. Thus, the quality of the models used at the Bank for decision-making purposes is assured.

2.	Inventory

A key component of good model risk management is a complete, exhaustive inventory of the models in use.

The Bank has a centralized inventory that has been constructed using a uniform taxonomy for all the models used in the various business units. This inventory contains all the relevant information on each of the models, which permits an appropriate monitoring of the models based on their importance.

The inventory also makes it possible to perform cross data analysis (by type of model, materiality, etc.), thus facilitating the taking of strategic decisions in relation to the models.

3.	Planning

This phase features the participation of all those involved in the life-cycle of the model (users, developers, validators, data providers, technology personnel, etc.), who agree upon and set the relevant priorities.

Model planning is performed annually at each of the Bank's main business units and is approved by the governance bodies.

4.	Compilation of information

As indicated above, the data used in the construction of a model constitute one of the potential sources of model risk. These data must be reliable, complete and have sufficient historical depth to guarantee the suitability of the model developed.

The Bank has teams that specialize in providing model construction data that have previously been certified by the data owners.

5.	Development

This is the phase in which the model is constructed, based on the needs established in the model plan and using the information provided by specialists for this purpose.

Most of the models used by the Bank are developed by in-house methodology teams, although certain models are also acquired from external providers. In both cases, the models must be developed in accordance with the established standards.

6.	Pre-implementation testing

Once a model has been constructed, the developers, together with the model owners, subject it to various tests in order to ensure that the model functions as expected and, where appropriate, they make the necessary adjustments.

7.	Materiality

Each of the Bank's models must have an associated level of materiality that is set by consensus of the parties involved.

The criteria for establishing materiality are documented in a policy approved by the Bank.

Materiality determines the thoroughness, frequency and scope of the validations and follow-ups performed on the model, as well as the governance bodies in which decisions on the model have to be taken.

Materiality is one of the basic data for the proper management of model risk and one of the attributes contained in the inventory.

8.	Independent validation

In addition to being a regulatory requirement in certain cases, the independent validation of models is a fundamental cornerstone for the proper management and control of model risk at the Bank.

Therefore, as mentioned earlier, the Bank has a specialist unit, fully independent of the developers and users, which issues a technical opinion on the suitability of the internal models for the intended purposes and concludes on their robustness, usefulness and effectiveness.

Internal validation currently covers all models used in the risk function, i.e., credit, market, structural and operational risk models, as well as capital models, allowance models and stress test models.

The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that underpin the effective operation of the models. In general, it includes all the relevant aspects of model management: controls, reporting, uses, involvement of management, etc.

After each model has been reviewed, the opinion issued is translated into a rating, which on a scale of one to five, summarizes the model risk perceived by the internal validation team.

It should be noted that the Bank's internal validation environment is fully consistent with the criteria for internal validation of advanced approaches issued by the supervisory authorities to which the Bank is subject. Accordingly, the Bank maintains a segregation of functions between the business units that develop and use models (first line of defense), the internal validation unit (second line of defense) and internal audit (third line), which, in its role as the last layer of control, is responsible for reviewing the efficiency of the function, compliance with internal and external policies and procedures and for giving its opinion on the degree of effective independence.

9.	Approval

Before it is implemented -and, therefore, used- each model must be submitted for approval by the body corresponding to it on the basis of its materiality.

10.	Implementation

This is the phase in which the developed model is implemented in the system through which it is intended to be used. As mentioned above, the implementation phase is another possible source of model risk and, therefore, it is absolutely essential that the technical teams and model owners conduct tests to certify that the model has been implemented as defined in the relevant methodology.

11.	Monitoring

A model is designed and constructed using certain information and in specific circumstances which may change in the course of time. Consequently, models must be reviewed periodically in order to ensure that they continue to function correctly and, if this is not the case, they are adapted or redesigned.

The frequency and thoroughness with which a model is monitored is established on the basis of that model's materiality.

12.	Management reporting

Bank’s management monitors model risk on a regular basis through various reports that enable it to take the appropriate decisions.

13.	Governance

According to the model risk control framework, the models’ area is responsible for authorizing the use of models in management.

i) Strategic risk

Strategic risk is one of the risks considered by the Bank to be transversal. The Bank has designed a management and control model for this risk. This model includes the definition of strategic risk, the functional and governance-related matters and a description of the main processes associated with the management and control of this risk.

Strategic risk is the risk associated with strategic decisions and with changes in an entity's general conditions that have a significant impact on its business model and its medium- and long-term strategy.

An entity's business model is a key element around which strategic risk revolves. It must be viable and sustainable, i.e., capable of generating acceptable results each year and for at least three years into the future.

Three categories or subtypes of strategic risk can be distinguished:

•	Business model risk: the risk associated with an entity's business model. This includes, inter alia, the risk that the business model may become outdated or irrelevant and/or may no longer have the value to generate the desired results. This risk is caused both by external factors (macroeconomic, regulatory, social and political matters, changes in the banking industry, etc.) and by internal factors (strength and stability of the consolidated income statement, distribution model/channels, income and cost structure, operational efficiency, suitability of human resources and systems, etc.).

•	Strategy design risk: the risk associated with the strategy reflected in the entity's five-year strategic plan. More specifically, it includes the risk that this plan may prove to be inadequate in terms of its nature or due to the assumptions considered, leading to unexpected results. Another factor that should be borne in mind is the opportunity cost of designing another more effective strategy or even that arising from a lack of action if no such strategy is designed.

•	Strategy execution risk: the risk associated with the implementation processes of three- and five-year strategic plans. Due to the medium- and long-term nature of such plans, their execution often entails risk, as a result of its complexity and the numerous variables involved. Other sources of risk to be considered are inadequate resources, change management and, lastly, the inability to respond to changes in the business environment.

In addition, for the purpose of managing and controlling strategic risk, the transversal risks associated with corporate development transactions must be taken into consideration, since they can represent a significant source of risk for the business model. These transactions are understood to be: those resulting in a change in an entity's scope and activity, acquisitions or transfers of significant ownership interests or assets, joint ventures, strategic alliances, shareholders’ agreements and capital transactions.

Lastly, other types of risk must be taken into account the origin of which may be other than strategic in nature (credit, market, operational and compliance risks, etc.). These risks may have a significant impact on an entity's financial health and also affect its strategy and business model; therefore, they must be identified, assessed, managed and controlled.

Thus, top risks are those risks with a material impact on an entity's earnings, liquidity or capital or risks that may have undesired concentrations. These risks can reduce the entity's distance to default.

In addition, emerging and evolving risks are those risks that had not appeared before or which have taken on a different form. Although these risks often involve a high level of uncertainty and are very difficult to quantify, their impact could be significant over a medium-long term time horizon.

j) Capital risk

The Bank defines capital risk as the risk that the Bank may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

•	To meet the internal capital and capital adequacy targets.

•	To meet the regulatory requirements.

•	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.).

•	To support the growth of the businesses and any strategic opportunities that may arise.

The Bank has a capital adequacy position that surpasses the levels required by regulations.

1.	Regulatory framework

The Basel III regulatory framework implemented in Mexico since January 2013 establishes minimum capital levels in a very significant manner, both quantitatively (increased minimum requirements for Core Capital and Tier 1 Basic Capital, plus higher deductions from capital base) and from a qualitative point of view (higher quality of required capital).

From the capital standpoint, Basel III redefines what is considered to be available capital at financial institutions (including new deductions and raising the requirements for eligible equity instruments), increases the minimum capital requirements, requires financial institutions to operate permanently with capital buffers, and adds new requirements in relation to the risks considered.

The Bank currently has robust capital ratios, in keeping with its business model and risk profile, which, coupled with its substantial capacity to generate capital organically.

2.	Regulatory capital

At 31 December 2016, the Bank met the minimum capital requirements established by current legislation.

Model roll-out

With regard to credit risk, the Bank is continuing to adopt its plan to implement the advanced internal ratings-based (AIRB) approach under Basel for banks and it intends to do so until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%.

Since December 2013, the Bank began calculating the capital requirement using a basic approach of internal rating model for loan portfolios authorized by the CNBV: global corporate banking, financial Institutions (banks) and other individualized customers.

Accordingly, the Bank continued after years with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation.

In October 2015, the CNBV authorized the real estate developers’ portfolio to switch from the standardized to the AIRB approach, and to use the AIRB of internal rating model for other individualized customers, which had FIRB approach approval.

To date, the IRB approach is maintained for the four loan portfolios: global corporate banking, financial institutions (banks), other individualized customers and real estate developers.

With regard to operational risk, until September 2015, the CNBV considered the application of the Basic Indicator method for calculating the capital requirement for this type of risk. As a result of regulatory changes published in October 2015 by the CNBV, it was made available for banks to utilize -with previous approval from the CNBV- the application of the Standardized Approach (TSA), the Alternative Standardized Approach (ASA) or the Advanced method (AMA) for calculating the capital requirement for operational risk. The Bank started calculating the Operational Risk capital requirements under the ASA on November 2016.

For market risk, the calculation of the capital requirement is made under the standard methodology according to the provisions established by CNBV.

Disclosure rules (Pillar III) are determined by the CNBV and are mandatory for all financial institutions, with the principles of this Pillar III met, by: a) disclosing information to allow market participants to assess key information relating to capital, risk exposures and capital adequacy of financial institutions, b) informing the market in time and reliably regarding the level of capitalization of financial institutions and c) the existence of a coherent scheme and comprehensible disclosure that facilitates making comparisons.

3.	Economic capital

Economic capital is the capital required, based on an internally developed model, to support all the risks of the business activity with a given solvency level. In the case of the Bank, the solvency level is determined by the A long-term target rating, which results in the application of a 99.95% confidence level for the purpose of calculating the required capital.

The Bank's economic capital model includes in its measurement all the significant risks incurred by it in its operations. Accordingly, it considers risks such as concentration risk, structural interest rate risk, business risk, pension risk and other risks outside the scope of regulatory Pillar I capital requirements.

Economic capital is a fundamental tool for the internal management and implementation of the Bank’s strategy from the viewpoint of both the assessment of capital adequacy and management of portfolio and business risk.

With regard to capital adequacy, in the context of Pillar II of the Basel Capital Accord, the Bank conducts the ICAAP using its economic capital model. To this end, it plans the evolution of the business and the capital requirements under a central scenario and under alternative stress scenarios. With this planning, the Bank ensures that it will continue to meet its capital adequacy targets, even in adverse economic scenarios.

In addition, the economic capital-based metrics make it possible to assess risk-return targets, price transactions on a risk basis and gauge the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

Since it is a uniform risk measure, economic capital makes it possible to explain the distribution of risk across the Bank, placing different activities and types of risk in a comparable metric.

RORAC and value creation

The Bank uses Return on Risk-Adjusted Capital (RORAC) methodology in its risk management, with the following objectives:

•	Calculation of economic capital requirements and of the return thereon for the Bank’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of capital.

•	Measurement of management of the Bank's business units, through the budgetary monitoring of capital requirements and RORAC.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

The RORAC methodology facilitates the comparison, on a like-for-like basis, of the performance of transactions, customers, portfolios and businesses, and identifies those, which achieve a risk-adjusted return higher than the Bank’s cost of capital, thus aligning risk management and business management with the aim of maximizing value creation, which is the ultimate objective of Bank’s management.

The Bank periodically assesses the level and evolution of the value creation (VC) and RORAC of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula: value creation = recurring profit - (average economic capital x cost of capital).

The profit used is obtained by making the required adjustments to accounting profit in order to reflect only the recurring profit obtained by each business unit from its business activity.

If a transaction or portfolio yields a positive return, it will be contributing to the Bank’s profit, although it will only create shareholder value when this return exceeds the cost of capital.

In 2016 value creation was 8,986 million pesos compared to a value creation of 7,447 million pesos in 2015.

4.	Capital planning and stress tests

Capital stress tests have gained particular significance as a tool for the dynamic evaluation of banks' risk exposure and capital adequacy. A forward-looking assessment model is becoming a key component of capital adequacy analysis.

This forward-looking assessment is based on both macroeconomic and idiosyncratic scenarios that are highly improbable but nevertheless plausible. To conduct the assessment, it is necessary to have robust planning models capable of transferring the effects defined in the projected scenarios to the various elements that have a bearing on the adequacy of a bank's capital.

The ultimate goal of capital stress tests is to perform a complete evaluation of banks' risk exposure and capital adequacy in order to determine any possible capital requirements that would arise if banks failed to meet the regulatory or internal capital targets set.

The Bank has defined a capital planning and stress process, to serve not only as a response to the various regulatory exercises, but also as a key tool integrated in the Bank’s management and strategy.

The aim of the internal capital planning and stress process is to guarantee current and future capital adequacy, even in adverse yet plausible economic scenarios. To this end, taking as a basis the Bank's initial position (as defined by its financial statements, its capital base, its risk parameters and its regulatory ratios), estimates are made of the expected outcomes for the Bank in various business environments (including severe recessions as well as “normal” macroeconomic scenarios), and the Bank's capital adequacy ratios, projected generally over a three-year period, are obtained.

The process implemented provides a comprehensive view of the Bank’s capital for the time horizon analyzed and in each of the scenarios defined. The analysis incorporates regulatory capital, economic capital and available capital metrics.

The entire process is carried out with the maximum involvement and under the close supervision of Bank’s management, and within a framework that guarantees suitable governance and the application of adequate levels of challenge, review and analysis to all components of the process.

It should be noted that this capital planning and stress process is conducted transversally across the entire Bank, not only at the various business units composing the Bank. These business units use the capital planning and stress process as an internal management tool.

During 2013, the Central Bank performed stress tests to assess the Mexican financial system’ resilience to exogenous shocks in risk factors. A high number of simulation scenarios with varying levels of severity –representing extreme, albeit plausible situations− made it possible to assess the level of the system’s overall exposure, as well as that of brokerage firms and banks. Results show that banks and brokerage firms would maintain reasonable solvency levels. Nevertheless, market stress tests showed that, in extreme albeit plausible scenarios, some financial institutions could suffer significant losses. Last, in credit stress tests, a number of banks displayed capital adequacy ratios below the minimum level of 10.5% in both years.

The Bank underwent the aforementioned regulatory stress tests in which it proved its strength and capital adequacy in the most extreme and severe macroeconomic scenarios. All the stress tests showed that, due mainly to the its business model, the Bank would continue to generate profit for its shareholders and comply with the most demanding regulatory requirements.

New 2014 financial reform

Since the new 2014 financial reform, the CNBV will require two stress test exercises:

1) Regulatory scenarios

The new financial reform in Mexico empowers the CNBV to establish general provisions under which the banks assess, at least once a year, if the capital that have be sufficient to cover possible losses arising from the risks they may incur, including those in which prevailing adverse economic conditions.

The CNBV establishes at least two regulatory scenarios: a base in which to evaluate the performance of banks under the expected macroeconomic assumptions, considering the projections of the Central Bank, the Secretariat of Finance and Public Credit (SHCP) and the consensus of experts (Private Initiative), and other adverse to consider a set of unfavorable macroeconomic projections and risk variables to assess their strength in an adverse and possible scenario.

The banks will consider, for each regulatory scenario, assumptions about macroeconomic variables and other risk variables such as expected loss for the portfolio of loans, capital charges for market positions and funding rates that the CNBV provides them, which should be considered in the estimates of the financial statements.

Some of macroeconomic variables that the CNBV can provide are: 28-day TIIE; benchmark interest rates in USD; inflation rates; exchange rates for foreign currency transactions; unemployment rates; real changes of GDP; changes in the IPC and non-oil exports.

The banks will also present sensitivity exercises considering the assumptions provided by the CNBV, among others, which may be: the breakdown of the 10 counterparty or group of counterparties that represent larger common risk and its effect on the capitalization ratio; and the withdrawal of funds in less than 30 days by the 10 largest depositors of banks and their effect on liquid assets.

The CNBV establishes that if as a result of the assessment of capital adequacy under regulatory scenarios, the capitalization ratio is not sufficient for the bank to be classified as Category I, it shall submit a preventive action plan, which must be approved by the CNBV.

These regulatory exercises, beyond those already made in 2014 and 2015, are officially required from January 2015.

As of December 31, 2016, the Bank complies with the aforementioned regulatory requirements.

2) Self-assessment of capital adequacy

In addition to the regulatory scenarios and in order that banks have, at all times, an adequate level of capital relative to their risk profile, banks must make at least once a year, an assessment of capital adequacy to determine if the net capital is sufficient to cover any losses they may face in different scenarios, including those in which prevailing adverse economic conditions exist.

The assessment of capital adequacy must include an estimate of capital that reflects the current and future level of the bank, which would be associated with its risk profile. If as a result of the assessment of capital adequacy the bank identifies missing capital, the bank must have a capitalization plan in order to cover that missing capital. If CNBV considers that missing capital determined by the bank is not sufficient it may require maintaining a higher level of capital requirements.

Since June 2016, banks must submit to CNBV an annual report on the results of the assessment of capital adequacy, which must be signed by the CEO.

As of December 31, 2016, the Bank complies with the aforementioned regulatory requirements.

48.	Consolidated Subsidiaries

a)	Composition of the Bank

The subsidiaries of the Bank, all of which have been included in the consolidated financial statements at 31 December 2016, are as follows:

Name of subsidiary	Principal activity	Proportion of ownership interest held by the Bank	Proportion of voting power held by the Bank
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Credit card loans	99.99%	100%
Santander Hipotecario, S.A. de C.V., SOFOM, E.R.	Mortgage loans	89.95%	100%
Santander Vivienda, S.A. de C.V., SOFOM, E.R.	Mortgage loans	99.99%	100%
Centro de Capacitación Santander, A.C. (formerly Instituto Santander Serfin, A.C.)	Not-for-profit (Educational institute)	99.99%	100%
Santander Holding Vivienda, S.A. de C.V.	Intermediate holding	99.99%	100%
Banco Santander, S.A. Fideicomiso 100740	Settlement trust	99.99%	100%
Fideicomiso GFSSLPT, Banco Santander, S.A.	Settlement trust	89.14%	100%
Santander Servicios Corporativos, S.A. de C.V.	Services	99.99%	100%
Santander Servicios Especializados, S.A. de C.V.	Services	99.99%	100%

The total non-controlling interest as of December 31, 2016 is 55 million pesos, which is attributed to the Bank

Information in respect to non-controlling interest is presented in Note 27.

b)	Significant restrictions

The Bank has the following significant restrictions on its ability to access or use the assets and settle the liabilities of the Bank as of December 31, 2016:

•	Compulsory deposits with the Central Bank

Compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received by third parties. The amount of this compulsory deposit is 28,094 million pesos (see Note 7).

•	Repurchase agreements

42,347 million pesos of Mexican government securities (M Bonds, BPAT’s, UMS and other debt securities) have been pledged in connection with repurchase agreements operations (see Note 9).

•	Debt instruments

3,691 million pesos of Special CETES in connection with the program of credit support and additional benefits to Mexican States and Municipalities and the support program for housing loan debtors, which can only be repurchased by the Central Bank (see Note 9).

7,781 million pesos of BREMS R that can only be acquired by Mexican banks through auctions carried out by the Central Bank as well as through repurchase agreement transactions between them or between Mexican banks as per the provisions established by the Central Bank (see Notes 3 and 9).

•	Securities loans

20,769 million pesos of Mexican government securities (CETES and UDIBONDS) have been pledged in connection with securities loans transactions (see Note 9).

•	Collaterals in derivatives transactions traded in organized markets

77 million pesos of loans and advances to credit institutions have been pledged in connection with derivatives transactions in organized markets (see Note 8).

3,214 million pesos of loans and advances to customers have been pledged in connection with derivatives traded in organized markets (see Note 12).

109 million pesos of customer deposits have been received in connection with derivatives transactions traded in organized markets (see Note 20).

•	Collaterals in OTC derivatives transactions

51,414 million pesos of loans and advances to credit institutions have been pledged in connection with OTC derivatives transactions (see Note 8).

2,670 million pesos of debt instruments classified as held for trading have been pledged in connection with OTC derivatives transactions (see Note 9).

47,821 million pesos of customer deposits have been received in connection with OTC derivatives transactions (see Note 32).

•	Earnings distribution

The Bank has restrictions on earnings distribution related to the legal reserve of 10,399 million pesos that include 8,086 million pesos in legal reserve of the Bank on an individual basis (see Note 29). In addition, the Bank is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

•	Loans to other entities within the Bank

The Bank granted a loan to Santander Consumo, Santander Hipotecario, S.A. de C.V. and to Santander Vivienda, S.A. de C.V. for 45,308 million pesos, 15,355 million pesos and 2,757 million pesos, respectively, which were eliminated from the consolidated balance sheet for consolidation purposes.

c)	Financial support

The Bank did not give any financial support to a consolidated structured entity during 2015 and 2016.

*****

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander (México), S.A., Institución de Banca Múltiple,

Grupo Financiero Santander México and subsidiaries

We have audited the accompanying consolidated balance sheets of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and subsidiaries (the “Bank”) as of January 1, 2014 and December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, changes in total equity and cash flows for the years ended December 31, 2014 and 2015. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and subsidiaries as of January 1, 2014 and December 31, 2014 and 2015, and the results of their operations and their cash flows for the years ended December 31, 2014 and 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Erika Regalado García

C.P.C. Erika Regalado García

Mexico City, Mexico

November 17, 2016 (May 5, 2017 as to the effects discussed in Note 4)

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF JANUARY 1, 2014 AND DECEMBER 31, 2014 AND 2015

(Millions of Pesos)

ASSETS	Note	01/01/2014	12/31/2014	12/31/2015	LIABILITIES AND EQUITY	Note	01/01/2014	12/31/2014	12/31/2015

CASH AND BALANCES WITH THE CENTRAL BANK	7	49,681	51,823	59,788	FINANCIAL LIABILITIES HELD FOR TRADING:		136,199	136,805	172,573
					Trading derivatives	11 and 32	71,773	94,842	124,565
					Short positions	11	64,426	41,963	48,008
FINANCIAL ASSETS HELD FOR TRADING:		176,395	207,651	326,872
Debt instruments	9	98,589	110,717	208,213	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
Equity instruments	10	4,885	4,510	1,878	PROFIT OR LOSS:		78,628	110,520	208,341
Trading derivatives	11 and 32	72,921	92,424	116,781	Deposits from the Central Bank – Repurchase agreements	19	18,512	5,006	145,159
					Deposits from credit institutions – Repurchase agreements	19	7	28,746	325
					Customer deposits – Repurchase agreements	20	60,109	71,462	49,595
					Customer deposits – Certificates of deposit	20	-	-	639
					Marketable debt securities	21	-	5,306	12,623
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:		87,495	32,501	28,437	FINANCIAL LIABILITIES AT AMORTIZED COST:		528,460	579,056	659,209
Loans and advances to credit institutions – Reverse repurchase agreements	8	70,594	27,379	735	Deposits from Central Bank	19	4,741	-	-
Loans and advances to customers – Reverse repurchase agreements	12	16,901	5,122	27,702	Deposits from credit institutions	19	46,956	48,326	54,349
					Customer deposits	20	390,244	445,181	493,565
					Marketable debt securities	21	53,118	53,771	74,826
					Subordinated liabilities	22	16,824	19,446	22,788
AVAILABLE-FOR-SALE FINANCIAL ASSETS:		61,867	83,340	113,873	Other financial liabilities	23	16,577	12,332	13,681
Debt instruments	9	61,423	83,029	113,525
Equity instruments	10	444	311	348	HEDGING DERIVATIVES	13 and 32	1,392	4,403	9,568

LOANS AND RECEIVABLES:		441,501	530,225	598,712	PROVISIONS:	24	5,615	5,988	6,580
Loans and advances to credit institutions	8	51,097	67,151	57,441	Provisions for pensions and similar obligations		2,364	2,863	4,004
Loans and advances to customers	12	384,745	457,239	535,260	Provisions for tax and legal matters		1,244	1,220	1,005
Debt instruments	9	5,659	5,835	6,011	Provisions for off-balance sheet risk		1,524	1,359	952
					Other provisions		483	546	619
HEDGING DERIVATIVES	13 and 32	300	4,740	12,121
					TAX LIABILITIES:	26	38	26	643
					Current		19	24	642
NON-CURRENT ASSETS HELD FOR SALE	14	1,100	844	1,101	Deferred		19	2	1

					OTHER LIABILITIES	25	17,064	12,300	11,162
TANGIBLE ASSETS	15	4,764	5,259	5,547
					TOTAL LIABILITIES		767,396	849,098	1,068,076

INTANGIBLE ASSETS:		3,751	4,079	4,877	SHAREHOLDERS' EQUITY:	29	91,082	100,704	107,328
Goodwill	16	1,734	1,734	1,734	Share capital		8,086	8,086	8,086
Other intangible assets	17	2,017	2,345	3,143	Share premium		16,956	16,956	16,956
					Accumulated reserves		53,725	62,303	68,235
TAX ASSETS:	26	25,596	22,923	18,659	Profit for the year attributable to the Parent		12,315	13,359	14,051
Current		8,349	6,973	1,491
Deferred		17,247	15,950	17,168	VALUATION ADJUSTMENTS:	28	(419)	(253)	372
					Available-for-sale financial assets		(441)	(546)	(528)
					Cash flow hedges		22	293	900
OTHER ASSETS	18	5,671	6,209	5,847
					TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		90,663	100,451	107,700

					NON-CONTROLLING INTERESTS	27	62	45	58

					TOTAL EQUITY		90,725	100,496	107,758
TOTAL ASSETS		858,121	949,594	1,175,834	TOTAL LIABILITIES AND EQUITY		858,121	949,594	1,175,834

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2014 and 2015

(Millions of Pesos)

		(Debit)/Credit
	Note	2014	2015

Interest income and similar income	33	57,956	64,230
Interest expenses and similar charges	34	(20,386)	(21,242)
NET INTEREST INCOME		37,570	42,988
Income from equity instruments	35	137	104
Fee and commission income	36	15,797	17,137
Fee and commission expenses	37	(2,939)	(3,505)
Gains on financial assets and liabilities (net)	38	2,610	2,504
Exchange differences (net)	39	(11)	6
Other operating income	40	509	472
Other operating expenses	40	(2,472)	(3,010)
TOTAL INCOME		51,201	56,696
Administrative expenses:		(19,290)	(20,780)
Personnel expenses	41	(9,557)	(10,625)
Other general administrative expenses	42	(9,733)	(10,155)
Depreciation and amortization	15 and 17	(1,682)	(1,863)
Impairment losses on financial assets (net):		(13,132)	(16,041)
Loans and receivables	12	(13,132)	(16,041)
Impairment losses on other assets (net):		(48)	-
Non-current assets held for sale	14	(48)	-
Provisions (net)	24	(137)	258
Gains on disposal of assets not classified as non-current assets held for sale (net)	43	2	7
(Losses)/gains on disposal of non-current assets held for sale not classified as discontinued operations (net)		(15)	91
OPERATING PROFIT BEFORE TAX		16,899	18,368
Income tax	26	(3,539)	(4,304)
PROFIT FOR THE YEAR		13,360	14,064
Profit attributable to the Parent		13,359	14,051
Profit attributable to non-controlling interests		1	13

EARNINGS PER SHARE (pesos)
From continuing and discontinued operations
Basic earnings per share		0.17	0.17
Diluted earnings per share		0.17	0.17
From continuing operations
Basic earnings per share		0.17	0.17
Diluted earnings per share		0.17	0.17

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2014 and 2015

(Millions of Pesos)

	Note	2014	2015

PROFIT FOR THE YEAR		13,360	14,064

OTHER COMPREHENSIVE INCOME/(LOSS):

Items that will not be reclassified subsequently to the consolidated income statement:
Remeasurement of defined benefit obligation from the year		(377)	(953)
Income tax relating to items that will not be reclassified subsequently to the consolidated income statement		113	286
		(264)	(667)

Items that may be reclassified subsequently to the consolidated income statement:
Available-for-sale financial assets:
Valuation adjustments	28	288	(196)
Amounts reclassified to consolidated income statement	28	(261)	161
Income tax	28	(132)	53

Cash flow hedges:
Valuation adjustments	13	(1,161)	(612)
Amounts reclassified to consolidated income statement	13	1,548	1,479
Income tax	26	(116)	(260)
		166	625

Other comprehensive income/(loss) for the year, net of income tax		(98)	(42)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		13,262	14,022

Attributable to the Parent		13,261	14,009
Attributable to non-controlling interests		1	13

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014 and 2015

(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity Attributable to the Parent	Non-Controlling Interests	Total Equity

BALANCES AT JANUARY 1, 2014	8,086	16,956	53,725	12,315	(419)	90,663	62	90,725

Profit for the year	-	-	-	13,359	-	13,359	1	13,360
Other changes in equity:
Transfer to accumulated reserves	-	-	12,315	(12,315)	-	-	-	-
Dividends declared	-	-	(3,473)	-	-	(3,473)	-	(3,473)
Other changes in non-controlling interest	-	-	-	-	-	-	(18)	(18)
Other comprehensive income/(loss) for the year, net of income tax	-	-	(264)	-	166	(98)	-	(98)
BALANCES AT DECEMBER 31, 2014	8,086	16,956	62,303	13,359	(253)	100,451	45	100,496

Profit for the year	-	-	-	14,051	-	14,051	13	14,064
Other changes in equity:
Transfer to accumulated reserves	-	-	13,359	(13,359)	-	-	-	-
Dividends declared	-	-	(6,760)	-	-	(6,760)	-	(6,760)
Other comprehensive income/(loss) for the year, net of income tax	-	-	(667)	-	625	(42)	-	(42)
BALANCES AT DECEMBER 31, 2015	8,086	16,956	68,235	14,051	372	107,700	58	107,758

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014 and 2015

(Millions of Pesos)

	2014	2015
A. CASH FLOWS FROM OPERATING ACTIVITIES:	7,946	17,505
Profit for the year	13,360	14,064
Adjustments made to obtain the cash flows from operating activities-	5,268	5,971
Depreciation and amortization	1,682	1,863
Impairment losses on other assets (net)	(48)	-
Losses/(gains) on disposal of non-current assets held for sale not classified as discontinued operations	15	(91)
(Gains) on disposal of assets not classified as non-current assets held for sale	(2)	(7)
Income tax expense recognized in consolidated income statement	3,539	4,304
Expense recognized with respect to equity-settled share-based payments	250	68
Effect of foreign exchange rate changes on foreign currency cash deposits	(168)	(166)
Net (increase)/decrease in operating assets-	(83,725)	(214,901)
Financial assets held for trading	(31,307)	(119,272)
Other financial assets at fair value through profit or loss	54,994	4,064
Available-for-sale financial assets	(21,664)	(31,971)
Loans and receivables	(87,818)	(67,060)
Other operating assets	2,070	(662)
Net increase/(decrease) in operating liabilities-	76,500	213,440
Financial liabilities held for trading	606	35,768
Other financial liabilities at fair value through profit or loss	31,892	97,821
Financial liabilities at amortized cost	46,549	75,398
Other operating liabilities	(2,547)	4,453
Income tax paid	(3,594)	(1,187)
Dividends received from equity instruments	137	118

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(2,499)	(2,946)
Payments-	(2,504)	(2,951)
Tangible assets	(1,279)	(1,190)
Intangible assets	(1,225)	(1,761)
Proceeds-	5	5
Disposal of tangible assets	5	5

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(3,473)	(6,760)
Payments-	(3,473)	(6,760)
Dividends paid to owners	(3,473)	(6,760)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	168	166
E. NET INCREASE IN CASH AND CASH EQUIVALENTS	2,142	7,965
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	49,681	51,823
G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	51,823	59,788

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of January 1, 2014 and for the years ended December 31, 2014 and 2015 and for each of the two years in the two-year period ended December 31, 2015

(in millions of Mexican pesos)

1.   Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (hereinafter, Banco Santander (México)) together with its subsidiaries (hereinafter, the “Bank”) is a subsidiary of Grupo Financiero Santander México, S.A.B. de C.V. (hereinafter, “Parent” or “Parent company”), which holds 99.99% of its common stock and is regulated by, among others, the Credit Institutions Law (“Ley de Instituciones de Crédito”), the General Provisions Applicable to Credit Institutions, Regulated Multiple Purpose Finance Entities and Market Participants in Relation to Derivatives Contracts Listed on the Mexican Market issued by the Mexican National Banking and Securities Commission (hereinafter, the “CNBV”) and the Mexican Central Bank (hereinafter, “the Central Bank”, “Mexican Central Bank” or “Banco de México”). The Bank is also subject to the supervision and oversight of CNBV and the Mexican Central Bank.

The Bank’s main activity is to render banking and credit services under the terms of applicable laws, which services include, among others, reception of deposits, acceptance of loans, granting of loans, trading of securities and the execution of trust contracts.

Per legal requirements, the Bank has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The Bank conducts its business through branches and offices located throughout Mexico. The Bank is one of the largest private-sector banks in Mexico. The main offices of the Bank are located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Ciudad de México.

The issuance of the consolidated financial statements was authorized by the Audit Committee on November 17, 2016. Consequently, they do not reflect events occurring after that date. These consolidated financial statements are pending the approval of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in Mexican General Law of Corporations (“Ley General de Sociedades Mercantiles”).

b)	Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter, “IFRS”) as issued by the International Accounting Standards Board (hereinafter, “IASB”) and interpretations issued by the IFRS Interpretations Committee.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets held for trading, other financial instruments at fair value through profit or loss, derivative financial instruments and available-for-sale financial assets that have been measured at fair value at the end of each reporting period, as explained in the accounting policies below (see Note 2).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in millions of Mexican pesos.

The Bank’s accounting policies used to prepare these consolidated financial statements have changed to comply with IFRS. The transition to IFRS is accounted for in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, with January 1, 2014 as the date of transition. The changes in accounting policies as a result of the transition to IFRS and the reconciliation of the effects of the transition to IFRS are presented in Note 48. The adjustments to adopt IFRS reflect the carrying amounts included in the Parent’s consolidated financial statements, based on Parent’s transition date to IFRS on January 1, 2010. The Bank prepared its opening balance sheet at January 1, 2014, by applying the accounting policies and rules and the measurement bases described in Note 2, with the exemptions, as permitted by IFRS 1 and described in Note 48.

The financial statements filed for Mexican statutory purposes are prepared in accordance with accounting principles and regulations prescribed by the CNBV, as amended, which are hereinafter referred to as “Mexican Banking GAAP”. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards, as issued by the Mexican Board of Financial Reporting Standards (“CINIF”), which, in turn, are supplemented and modified by specific rules mandated by the CNBV. The CNBV’s accounting rules principally relate to the recognition and measurement of impairment of loans and receivables, repurchase agreements, securities loans, consolidation of special purpose entities and foreclosed assets.

The most significant differences between Mexican Banking GAAP and IFRS, as they relate to the Bank, are in regard to:

a)	Allowance for impairment losses.

For Mexican Banking GAAP purposes, allowance for impairment losses and provisions for off-balance sheet risk are determined using prescribed formulas that are based primarily on an expected loss model. The expected loss model formulas are developed by the CNBV using information compiled from the Mexican lending market as a whole, which may differ significantly from the Bank’s credit loss experience.

b)	Effects of inflation.

Mexican Banking GAAP requires the recognition of the comprehensive effects of inflation when an economic environment becomes inflationary, which, for purposes of Mexican Banking GAAP, is indicated by a three-year cumulative inflation rate of approximately 26 percent or more.

c)	Actuarial gains and losses of the pension plan.

Mexican Banking GAAP prescribes the “corridor” approach in order to amortize actuarial gains and losses during the remaining life of the pension plan, while IFRS require the recognition of actuarial gains and losses immediately through consolidated other comprehensive income.

d)	Pension liability.

The net pension liability recognized under Mexican Banking GAAP represents the present value of the defined benefit obligation, plus (minus) the unrecognized actuarial gains or losses of the pension plan. IFRS requires that the net pension liability reflects the full value of the underfunded status of the pension plan.

e)	Deferred employee profit sharing.

Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities.

f)	Consolidation of special purpose entities.

Mexican Banking GAAP does not require the consolidation of those special purpose entities created before January 1, 2009 over which control is exercised.

Note 48 includes the reconciliation between Mexican Banking GAAP and IFRS of the consolidated total equity as of January 1, 2014 and as of December 31, 2014 and of the consolidated comprehensive income and consolidated statement of cash flow for the year ended December 31, 2014.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these consolidated financial statements.

New and revised IFRS that are not mandatorily effective (but allow early application) for the year ending December 31, 2015

The Bank has not yet adopted the following new or revised standards, as the effective dates are subsequent to the date of these consolidated financial statements. Management is currently analyzing the effects of adopting these new standards and has not yet quantified the potential impacts they may have on the consolidated financial statements.

•	Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations;

•	Amendments to IAS 1 Disclosure Initiative;

•	Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization;

•	Amendments to IAS 27 Equity Method in Separate Financial Statements;

•	Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception;

•	Annual Improvements to IFRS 2012-2014 Cycle;

•	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture;

•	IFRS 9 Financial Instruments; and

•	IFRS 15 Revenue from Contracts with Customers.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IFRS 11 provide guidance on how to account for the acquisition of an interest in a joint operation in which the activities constitute a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other Standards (e.g. IAS 12 Income Taxes regarding recognition of deferred taxes at the time of acquisition and IAS 36 Impairment of Assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participates in the joint operation.

A joint operator is also required to disclose the relevant information required by IFRS 3 and other Standards for business combinations.

The amendments should be applied prospectively to acquisitions of interests in joint operations (in which the activities of the joint operations constitute businesses as defined in IFRS 3) occurring from the beginning of annual periods beginning on or after January 1, 2016. Earlier application is permitted.

Management anticipates that the application of these amendments to IFRS 11 may have an impact on the Bank’s consolidated financial statements in future periods should such transactions arise.

Amendments to IAS 1 Disclosure Initiative

(Effective for annual periods beginning on or after January 1, 2016)

The amendments were a response to comments that there were difficulties in applying the concept of materiality in practice as the wording of some of the requirements in IAS 1 had in some cases been read to prevent the use of judgment. Certain key highlights in the amendments are as follows:

•	An entity should not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions.

•	An entity need not provide a specific disclosure required by an IFRS if the information resulting from that disclosure is not material.

•	In the statement of comprehensive income, the amendments require separate disclosures for the following items:

-	the share of other comprehensive income of associates and joint ventures accounted for using the equity method that will not be reclassified subsequently to the consolidated income statement; and

-	the share of other comprehensive income of associates and joint ventures accounted for using the equity method that will be reclassified subsequently to the consolidated income statement.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016 with earlier application permitted. Application of the amendments need not be disclosed. Management does not anticipate that the application of these amendments to IAS 1 will have a material impact on the Bank’s consolidated financial statements.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted under the following two limited circumstances:

a)	when the intangible asset is expressed as a measure of revenue; or

b)	when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

The amendments apply prospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. Currently, the Bank uses the straight-line method for depreciation and amortization for its tangible and intangible assets, respectively. Management believes that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, management does not anticipate that application of these amendments to IAS 16 and IAS 38 will have a material impact on the Bank’s consolidated financial statements.

Amendments to IAS 27 Equity Method in Separate Financial Statements

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IAS 27 focus on separate financial statements and allow the use of the equity method in such statements. Specifically, the amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	at cost;

•	in accordance with IFRS 9 (or IAS 39 for entities that have not yet adopted IFRS 9); or

•	using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

The same accounting must be applied to each category of investments.

The amendments also clarify that when a parent ceases to be an investment entity, or becomes an investment entity, it should account for the change from the date when the change in status occurs.

The amendments apply retrospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. Management does not anticipate that application of these amendments to IAS 27 will have a material impact on the Bank’s consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IFRS 10, IFRS 12 and IAS 28 clarify that the exemption from preparing consolidated financial statements is available to a parent entity that is a subsidiary of an investment entity, even if the investment entity measures all its subsidiaries at fair value in accordance with IFRS 10. Consequential amendments have also been made to IAS 28 to clarify that the exemption from applying the equity method is also applicable to an investor in an associate or joint venture if that investor is a subsidiary of an investment entity that measures all its subsidiaries at fair value.

The amendments further clarify that the requirement for an investment entity to consolidate a subsidiary providing services related to the former’s investment activities applies only to subsidiaries that are not investment entities themselves.

Moreover, the amendments clarify that, in applying the equity method of accounting to an associate or a joint venture that is an investment entity, an investor may retain the fair value measurements that the associate or joint venture used for its subsidiaries.

Lastly, clarification is also made that an investment entity that measures all its subsidiaries at fair value should provide the disclosures required by IFRS 12 Disclosures of Interests in Other Entities.

The amendments apply retrospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. Management does not anticipate that the application of these amendments to IFRS 10, IFRS 12 and IAS 28 will have a material impact on the Bank’s consolidated financial statements as the Bank is not an investment entity and does not have any holding company, subsidiary, associate or joint venture that qualifies as an investment entity.

Annual Improvements to IFRS 2012 – 2014 Cycle

(Effective for annual periods beginning on or after January 1, 2016)

Standard	Subject of amendment	Details

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Changes in methods of disposal

The amendment introduces specific guidance in IFRS 5 for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa), or when held-for-distribution accounting is discontinued. The amendments state that:

•    Such reclassifications are not to be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

•     Assets that no longer meet the criteria for held for distribution to owners (and do not meet the criteria for held for sale) should be treated in the same way as assets that cease to be classified as held for sale.

IFRS 7 Financial Instruments: Disclosure	Servicing contracts

The amendments provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for the purposes of the disclosures required in relation to transferred assets. Paragraph 42C(c) of IFRS 7 states that a pass-through arrangement under a servicing contract does not, in itself, constitute a continuing involvement for the purposes of the transfer disclosure requirements. However, in practice, most service contracts have additional features that lead to a continuing involvement in the asset, for example, when the amount and/or timing of the servicing fee depend on the amount and/or the timing of the cash flows collected. The amendments add guidance to this effect.

The amendments apply retrospectively but, to avoid the risk of hindsight being applied in determining the fair value disclosures required, an entity is not required to apply the amendments to any period beginning before the annual period in which the amendments are first applied. A consequential amendment to IFRS 1 is also included in the amendments to avoid first-time adopters being disadvantaged.

Applicability of the amendments to IFRS 7 on offsetting disclosure to condensed interim financial statements

Amendments to IFRS 7 were made to remove uncertainty as to whether the disclosure requirements on offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements, and if so, whether in all condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that the offsetting disclosures are not explicitly required for all interim periods. However, the disclosures may need to be included in condensed interim financial statements to comply with IAS 34 Interim Financial Reporting.

The amendments apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

IAS 19 Employee Benefits	Discount rate: regional market issue

The amendments to IAS 19 clarify that the high-quality corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments would result in the depth of the market for high-quality corporate bonds being assessed at currency level.

The amendments apply from the beginning of the earliest comparative period presented in the financial statements in which the amendments are first applied. Any initial adjustment arising should be recognized in retained earnings at the beginning of that period.

IAS 34 Interim Financial Reporting	Disclosure of information “elsewhere in the interim report”

The amendments clarify the requirements relating to information required by IAS 34 that is presented elsewhere within the interim financial report but outside the interim financial statements. The amendments require that such information be incorporated by way of a cross-reference from the interim financial statements to the other part of the interim financial report that is available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

Management does not anticipate that the application of these amendments will have a material effect on the Bank’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

(Effective for annual periods beginning on or after a date to be determined by the IASB)

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. IAS 28 and IFRS 10 are amended, as follows:

IAS 28 has been amended to reflect the following:

•	Gains and losses resulting from transactions involving assets that do not constitute a business between an investor and its associate or joint venture are recognized to the extent of unrelated investors’ interests in the associate or joint venture.

•	Gains or losses from downstream transactions involving assets that constitute a business between an investor and its associate or joint venture should be recognized in full in the investor’s financial statements.

IFRS 10 has been amended to reflect the following:

•	Gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s consolidated income statement only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s consolidated income statement only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The amendments should be applied prospectively to transactions occurring in annual periods beginning on or after January 1, 2016. Earlier application is permitted. Management anticipates that the application of these amendments to IFRS 10 and IAS 28 may have an impact on the Bank’s consolidated financial statements in future periods should such transactions arise.

IFRS 9 Financial Instruments (as revised in 2014)

(Effective for annual periods beginning on or after January 1, 2018)

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income” (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9

Phase 1: Classification and measurement of financial assets and financial liabilities

With respect to the classification and measurement, the number of categories of financial assets under IFRS 9 has been reduced and all recognized financial assets that are currently within the scope of IAS 39 will be subsequently measured at either amortized cost or fair value under IFRS 9.

Specifically:

•	a debt instrument that (i) is held within a business model whose objective is to collect the contractual cash flows and (ii) has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding must be measured at amortized cost (net of any write-down for impairment), unless the asset is designated at fair value through profit or loss (FVTPL) under the fair value option;

•	a debt instrument that (i) is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and (ii) has contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, must be measured FVTOCI, unless the asset is designated at FVTPL under the fair value option;

•	all other debt instruments must be measured at FVTPL; and

•	all equity investments are to be measured in the balance sheet at fair value, with gains and losses recognized in the consolidated income statement except that if an equity investment is not held for trading, an irrevocable election can be made at initial recognition to measure the investment at FVTOCI, with dividend income recognized in the consolidated income statement.

IFRS 9 also contains requirements for the classification and measurement of financial liabilities and derecognition requirements. One major change from IAS 39 relates to the presentation of changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of that liability. Under IFRS 9, such changes are presented in other comprehensive income, unless the presentation of the effect of the change in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the consolidated income statement. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to the consolidated income statement. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as FVTPL is presented in the consolidated income statement.

Phase 2: Impairment methodology

The impairment model under IFRS 9 reflects expected credit losses, as opposed to incurred credit losses under IAS 39. Under the impairment approach in IFRS 9, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

Phase 3: Hedge accounting

The general hedge accounting requirements of IFRS 9 retain the three types of hedge accounting mechanisms in IAS 39. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is no longer required. Far more disclosure requirements about an entity’s risk management activities have been introduced.

The work on macro hedging by the IASB is still at a preliminary stage – a discussion paper was issued in April 2014 to gather preliminary views and direction from constituents with a comment period that ended on October 17, 2014. A second discussion paper is expected not before 2016.

Transitional provisions

IFRS 9 (as revised in 2014) is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. If an entity elects to apply IFRS 9 early, it must apply all of the requirements in IFRS 9 at the same time, except for those relating to:

1.	the presentation of fair value gains and losses attributable to changes in the credit risk of financial liabilities designated as at FVTPL, the requirements for which an entity may early apply without applying the other requirements in IFRS 9; and

2.	hedge accounting, for which an entity may choose to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements of IFRS 9.

An entity may early apply the earlier versions of IFRS 9 instead of the 2014 version if the entity’s date of initial application of IFRS 9 is before February 1, 2015. The date of initial application is the beginning of the reporting period when an entity first applies the requirements of IFRS 9.

IFRS 9 contains specific transitional provisions for i) classification and measurement of financial assets; ii) impairment of financial assets; and iii) hedge accounting.

Management anticipates that the application of IFRS 9 in the future may have a material impact on amounts reported in respect of the Bank’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until the Bank undertakes a detailed review.

IFRS 15 Revenue from Contracts with Customers

(Effective for annual periods beginning on or after January 1, 2018)

In May 2014, IFRS 15 was issued, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the following revenue Standards and Interpretations upon its effective date:

•	IAS 18 Revenue;

•	IAS 11 Construction Contracts;

•	IFRIC 13 Customer Loyalty Programmes;

•	IFRIC 15 Agreements for the Construction of Real Estate;

•	IFRIC 18 Transfers of Assets from Customers; and

•	SIC 31 Revenue-Barter Transactions Involving Advertising Services.

As suggested by the title of the new revenue Standard, IFRS 15 will only cover revenue arising from contracts with customers. Under IFRS 15, a customer of an entity is a party that has contracted with the entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. Unlike the scope of IAS 18, the recognition and measurement of interest income and dividend income from debt and equity investments are no longer within the scope of IFRS 15. Instead, they are within the scope of IAS 39 Financial Instruments: Recognition and Measurement (or IFRS 9 Financial Instruments, if IFRS 9 is early adopted).

As mentioned above, the new revenue Standard has a single model to deal with revenue from contracts with customers. Its core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The new revenue Standard introduces a five-step approach to revenue recognition and measurement:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Far more prescriptive guidance has been introduced by the new revenue Standard:

•	Whether or not a contract (or a combination of contracts) contains more than one promised good or service, and if so, when and how the promised goods or services should be unbundled.

•	Whether the transaction price allocated to each performance obligation should be recognized as revenue over time or at a point in time. Under IFRS 15, an entity recognizes revenue when a performance obligation is satisfied, which is when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Unlike IAS 18, the new Standard does not include separate guidance for “sales of goods” and “provision of services”; rather, the new Standard requires entities to assess whether revenue should be recognized over time or at a particular point in time regardless of whether revenue relates to “sales of goods” or “provision of services”.

•	When the transaction price includes a variable consideration element, how it will affect the amount and timing of revenue to be recognized. The concept of variable consideration is broad; a transaction price is considered variable due to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties and contingency arrangements. The new Standard introduces a high hurdle for variable consideration to be recognized as revenue – that is, only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

•	When costs incurred to obtain a contract and costs to fulfill a contract can be recognized as an asset.

Extensive disclosures are required by the new Standard.

IFRS 15 is effective for reporting periods beginning on or after January 1, 2018 with early application permitted. Entities can choose to apply the Standard retrospectively or to use a modified transition approach, which is to apply the Standard retrospectively only to contracts that are not completed contracts at the date of initial application (for example, January 1, 2018 for an entity with a December 31 year-end).

Management anticipates that the application of IFRS 15 in the future may have a non-material impact on the amounts reported and disclosures made in the Bank’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Bank performs a detailed review.

c)	Critical accounting estimates

IFRS requires that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

The critical accounting estimates applied in the preparation of these consolidated financial statements and related footnote disclosures are as follows:

-	Fair value measurement of certain financial instruments (see Note 2.d. iii. and Note 44.c.).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Bank takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements for certain financial instruments is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36.

When there is no market price available for an identical instrument, the Bank measures fair value using other valuation techniques that are commonly used by the financial markets that maximize the use of relevant observable inputs and minimize the use of unobservable inputs as explained in Note 2.d.

The availability of observable prices or inputs varies by product and market, and may change over time. The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets. The level of subjectivity and degree of management judgment required are more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable.

In making appropriate valuation adjustments, we follow methodologies that consider factors such as liquidity and credit risk (both counterparty credit risk in relation to financial assets and our own credit risk in relation to financial liabilities, which are at fair value through profit or loss).

-	Fair value estimates used in disclosures (see Note 2.d. iii. and Note 44.c.).

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1: inputs that are quoted market prices (unadjusted) in active markets for identical instruments;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable either directly (i.e., as prices) or indirectly (i.e., derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques in which all significant inputs are directly or indirectly observable from market data; and

•	Level 3: inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments for which significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

This disclosure is provided in Note 2.d. iii.

For financial instruments measured at amortized cost (which include balances with the Central Bank, loans and receivables, deposits and short-term and long-term debt issued), the Bank discloses the fair value. This disclosure is provided in Note 44.c. Generally, there is no trading activity in these instruments, and the fair value determination therefore requires significant management judgment.

-	Allowance for impairment losses and provisions for off-balance sheet risk (see Note 2.g., Note 12.c. and Note 24.f).

Financial assets not measured at fair value are assessed for objective evidence of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial instrument have been affected.

In addition, the Bank recognizes credit losses inherent in financial instruments not measured at fair value taking into account historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods, which have not yet been allocated to specific transactions.

The Bank uses the concept of incurred loss to quantify the credit losses, using statistical models that consider the following four factors: “exposure at default”, “probability of default”, “loss given default” and the “loss identification period”, as further discussed in Note 2.g.

The accounting estimates and judgments related to the allowance for impairment losses and provisions for off-balance sheet risk are a critical accounting estimate for the Bank because the underlying assumptions used to assess the impairment can change from period to period and may significantly affect the Bank’s operating results, particularly in circumstances of economic and financial uncertainty. Further, the statistical models incorporate numerous estimates and judgments (for example, probability of default, loss given default and segmentation of loans in groups with similar credit risk characteristics, etc.). As such, the actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual credit losses to differ from the recognized allowance for impairment losses or provisions for off-balance sheet risk.

-	The recognition and measurement of deferred tax assets (see Note 26).

As discussed in Note 2.t., deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

In determining the amount of deferred tax assets, the Bank uses current expectations and estimates on projections of future events and trends which may affect the consolidated financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

The Bank believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because it requires significant management judgment and the underlying assumptions used in the estimate can change from period to period (for example, future projected operating performance of the Bank).

-	Impairment of other financial assets (see Notes 9 and 10).

The Bank’s financial assets classified as available-for-sale are evaluated for impairment at each reporting date. For investments in debt and equity instruments classified as available-for-sale, objective evidence of impairment would include, among other things, significant or prolonged decline in fair value of the security below its cost, specific conditions in an industry or geographical area, specific information regarding the financial condition of the company to which the investment relates or the disappearance of an active market for the financial asset due to financial difficulties. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Bank considers this to be a critical accounting estimate.

-	Goodwill and business combinations (see Note 16).

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recognized in connection with acquisitions as well as acquired intangible assets. Accounting for goodwill and acquired intangible assets requires management’s estimates regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recognized, (2) the amortization period (for identified intangible assets other than those with indefinite lives or goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.

The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Bank.

To determine the initial amount of goodwill to be recognized on an acquisition, the Bank determines the fair value of the consideration and the fair value of the net assets acquired. The Bank uses internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid. The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

-	Impairment of goodwill (see Note 16).

For the purposes of impairment testing, goodwill is allocated to each of the Bank’s cash-generating units (CGUs) (or groups of CGUs) that is expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired.

Determining whether goodwill is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires that management estimates the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, an impairment loss may arise. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro rata based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in the consolidated income statement. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Details of the impairment loss calculation are set out in Note 16.

-	Defined benefit plan (see Note 24.c.).

The net cost of the defined benefit pension plan and other post-employment medical benefits and the present value of the pension obligation are determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These assumptions include the determination of the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The Bank determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The Bank’s defined benefit obligation is discounted at a rate set by reference to market yields at the end of the reporting period on high-quality corporate bonds.

Further details about pension obligations are given in Note 24.c.

-	The recognition and measurement of certain provisions and contingencies (see Note 24).

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event; it is probable that the Bank will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

The Bank estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax matters to the extent that a current obligation exists, the losses are probable and can be reasonably estimated. Significant judgment is required in making these estimates and the Bank’s final liabilities may ultimately be materially different. The Bank’s actual losses may differ materially from recognized amounts.

d)	Events after the reporting period

During the Ordinary General Annual Meeting of April 28, 2016, it was decided to allocate 3,844 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 26, 2016.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

No additional significant events occurred from January 1, 2016 to the date on which these consolidated financial statements were authorized for issue.

2.   Accounting policies

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions

i.	Functional currency

The functional currency of all entities comprising the Bank is the Mexican Peso (hereinafter, “peso” or “$”). Therefore, all balances and transactions denominated in currencies other than the peso are deemed to be denominated in foreign currency.

ii.	Recognition of exchange differences

The gains and losses arising on the translation of foreign currency balances to the functional currency are recognized at their net amount under Exchange differences (net) in the consolidated income statement, except for exchange differences arising on financial instruments at FVTPL, which are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement without distinguishing them from other changes in fair value and for exchange differences arising on non-monetary items measured at FVTOCI, which are recognized under Valuation adjustments in the consolidated balance sheet.

iii.	Exposure to foreign currency risk

In preparing the consolidated financial statements, transactions in currencies other than the Bank’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are retranslated to the functional currency at the rates prevailing at the consolidated balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated to the functional currency at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

The Bank performs a large number of foreign currency transactions, mainly in US dollars (“USD”). The transactions, assets and liabilities denominated in foreign currencies are translated to pesos based on the exchange rates published by the Mexican Central Bank.

The “Fix” (48-hour) exchange rate used $14.7414 per one USD and $17.2487 per one USD as of December 31, 2014 and 2015, respectively.

Banco de México sets the ceilings for foreign currency liabilities and the liquidity ratio that the Bank obtains directly or through its foreign branch, which must be determined daily for such liabilities to enable the Bank to structure its contingency plans and access longer term funding within a reasonable time frame.

b)	Basis of consolidation

i.	Subsidiaries

The consolidated financial statements incorporate the financial statements of Banco Santander (México), and entities (including structured entities) controlled by Banco Santander (México), together with its subsidiaries. Control is achieved when Banco Santander (México):

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Bank, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. Any excess of the acquisition cost, the amount recognized for non-controlling interests of the acquiree and the fair value of the acquirer’s previous held equity interest in the acquiree over the fair values of the identifiable net assets acquired are recognized as goodwill (see Note 16). Negative differences are recognized in the consolidated income statement on the date of acquisition.

The consolidated income statement and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance (see Note 27).

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Bank’s accounting policies.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.

The share of third parties of the Bank's equity is presented under Non-controlling interests in the consolidated balance sheet (see Note 27). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

A listing of the subsidiaries as of December 31, 2014 and 2015 is summarized in Note 49.

ii.	Investments in associates or joint ventures (jointly controlled entities)

An associate is an entity over which the Bank has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of associates or joint ventures are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Bank’s share of the consolidated income statement and other comprehensive income of the associate or joint venture. When the Bank’s share of losses of an associate or a joint venture exceeds the Bank’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Bank’s net investment in the associate or joint venture), the Bank discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Bank’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Bank’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in the consolidated income statement in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Bank’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Bank discontinues the use of the equity method from the date when the investment ceases to be an associate or a joint venture, or when the investment is classified as held for sale. When the Bank retains an interest in the former associate or joint venture and the retained interest is a financial asset, the Bank measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate or joint venture at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate or joint venture is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Bank accounts for all amounts previously recognized in other comprehensive income in relation to that associate or joint venture on the same basis as would be required if that associate or joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to the consolidated income statement on the disposal of the related assets or liabilities, the Bank reclassifies the gain or loss from equity to the consolidated income statement (as a reclassification adjustment) when the equity method is discontinued.

The Bank continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When the Bank reduces its ownership interest in an associate or a joint venture but the Bank continues to use the equity method, the Bank reclassifies to the consolidated income statement the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to the consolidated income statement on the disposal of the related assets or liabilities.

When an entity transacts with an associate or a joint venture of the Bank, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Bank’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Bank.

As of December 31, 2014 and 2015 the Bank did not have any associates.

As of December 31, 2014 and 2015 the Bank has a commercial alliance with Elavon México in order to share revenues and expenses jointly related to the merchant services. This commercial alliance is not material to the Bank’s consolidated financial statements.

iii.	Structured entities

When the Bank incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Bank determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated.

These structured entities include securitization special purpose vehicles (SPV) and employee benefit trusts (EBT) established for employee cash settled share-based plans, which are consolidated over which it is considered that the Bank continues to exercise control.

Note 12.g contains information regarding securitized mortgage assets.

Share-based payments are discussed in Note 41.b, 41.c and 41.d.

iv.	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, liabilities incurred by the Bank to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the acquiree. Acquisition-related costs are generally recognized in the consolidated income statement as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 and IAS 19, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed (see Note 2.m). If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in the consolidated income statement as a bargain purchase gain in the consolidated income statement.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another IFRS.

When the consideration transferred by the Bank in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in the consolidated income statement.

When a business combination is achieved in stages, the Bank’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in the consolidated income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the consolidated income statement where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Bank reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

v.	Changes in the Bank’s ownership interests in existing subsidiaries

Changes in the Bank’s ownership interests in subsidiaries that do not result in the Bank losing control over the subsidiaries are accounted for as equity transactions, no gain or loss is recognized in the consolidated income statement and the initially recognized goodwill is not remeasured. The carrying amounts of the Bank’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in Accumulated reserves in Shareholders’ equity and attributed to owners of the Bank.

When the Bank loses control of a subsidiary, a gain or loss is recognized in the consolidated income statement and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in Valuation adjustments in Shareholders’ equity in relation to that subsidiary are accounted for as if the Bank had directly disposed of the related assets or liabilities of the subsidiary (i.e., reclassified to the consolidated income statement or transferred to another category of equity as specified/permitted by applicable IFRS). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

c)	Definitions and classification of financial instruments

i.	Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and financial liabilities are recognized when the Bank becomes a party to the contractual provisions of the financial instruments.

An equity instrument is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

IAS 39 defines a derivative as a financial instrument or other contract within the scope of the Standard with all three of the following characteristics

•	its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the “underlying”);

•	it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

•	it is settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The following transactions are not treated for accounting purposes as financial instruments:

- Pensions and similar obligations (see Note 24.c.).

- Share-based payments (see Note 41.b, c and d.).

ii.	Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they relate to Cash and balances with the Central Bank or Hedging derivatives, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

-	Financial assets held for trading (at fair value through profit or loss): This category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

-	Other financial assets at fair value through profit or loss: This category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, such as Reverse repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

-	Available-for-sale financial assets: This category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and joint ventures, provided that such instruments have not been classified as Financial assets held for trading or as Other financial assets at fair value through profit or loss.

-	Loans and receivables: This category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other credit institutions, whatever the legal instrument and unquoted debt securities, constituting part of the Bank’s business.

The Bank generally intends to hold the loans and receivables granted by it until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (net of allowance for impairment losses).

-	Held-to-maturity investments: This category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

As of January 1, 2014 and December 31, 2014 and 2015, the Bank did not hold any investment classified as held to maturity.

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash and balances with the Central Bank: cash balances and balances receivable including the compulsory deposits with Banco de México.

-	Loans and receivables: includes the debit balances of all credit and loans granted by the Bank, other than those classified as securities, as well as finance lease receivables and other receivables and other debit balances of a financial nature in favor of the Bank, such as balances receivable from clearing houses and settlement agencies for transactions carried out on the stock exchange and other organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services. Loans and receivables are classified in accordance with the institutional sector to which the debtor belongs, into:

-	Loans and advances to credit institutions: loans of any nature, including deposits provided to credit institutions.

-	Loans and advances to customers: includes all other loans.

-	Debt instruments: bonds and other debt securities that represent a debt obligation for their issuer and that bear interest.

-	Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, associates or jointly controlled entities.

-	Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting relationship, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: includes the fair value of derivatives in favor of the Bank, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they relate to Hedging derivatives, which are reported separately.

Financial liabilities are classified for measurement purposes into one of the following categories:

-	Financial liabilities held for trading (at fair value through profit or loss): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

-	Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when such classification provides for more relevant information regarding the financial liability, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring the liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value, such as the repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.

-	Financial liabilities at amortized cost: this category includes financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

-	Deposits: includes all repayable balances received in cash by the Bank, other than those classified as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified based on type of depositor as follows:

-	Deposits from the Central Bank: deposits of any nature received from the Banco de México.

-	Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

-	Customer deposits: includes the remaining deposits

-	Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities. This item includes the component considered to be a financial liability component of compound financial instruments issued by the Bank.

-	Trading derivatives: includes the fair value of derivatives with a liability balance, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

-	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities.

-	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which form part of the Bank’s capital management for regulatory purposes, but do not meet the requirements for classification as equity for accounting purposes.

-	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities that are not included in any of the aforementioned categories, including liabilities under financial guarantee contracts.

-	Hedging derivatives: includes the fair value of the Bank's liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as qualified hedging instruments in hedge accounting.

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence to the contrary, is deemed to be the transaction price. The amount initially recognized for financial instruments not measured at fair value through profit or loss includes transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i.	Measurement of financial assets

Financial assets are measured at fair value without deducting any transaction costs that may be incurred on their disposal. However, transaction costs are considered for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and derivative assets that have equity instruments as their underlying and are settled by delivery of those instruments. All financial assets are accounted for at the trade date.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At 31 December 2015, there were no significant investments in quoted financial instruments that had ceased to be recognized at their quoted price because their market could not be deemed to be active.

Fair value under IFRS is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the consolidated balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. In the absence of evidence to the contrary, the fair value on the trade date is deemed to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. Specifically, the fair value of derivatives traded in organized markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If for exceptional reasons the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over-the-counter (hereinafter, “OTC”) derivatives.

The fair value of OTC derivatives is determined using the most appropriate valuation techniques commonly used by the financial markets based on the characteristics of each financial instrument such as present value, option pricing models and other methods.

Loans and receivables and Held-to-maturity investments are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the consolidated income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost also includes any reduction for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of the financial return. For floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk which consist mainly of mortgage guarantees, cash collateral, equity instruments, personal guarantees, leased assets, assets acquired under reverse repurchase agreements and securities loans.

The measurement of available-for-sale financial assets is described in further detail in iii. Valuation techniques.

ii.	Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under Financial liabilities held for trading and Other financial liabilities at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.	Valuation techniques

The following table shows a summary of the fair values at January 1, 2014, December 31, 2014 and 2015, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Bank to determine their fair value:

	01/01/2014			12/31/2014			12/31/2015
	Published			Published			Published
	Price			Price			Price
	Quotations in			Quotations in			Quotations in
	Active			Active			Active
	Markets – Level 1 (1)	Internal Models	Total	Markets – Level 1	Internal Models	Total	Markets – Level 1	Internal Models	Total

ASSETS:
Financial assets held for trading	88,941	87,454	176,395	68,787	138,864	207,651	209,104	117,768	326,872
Other financial assets at fair value through profit or loss	-	87,495	87,495	-	32,501	32,501	-	28,437	28,437
Available-for-sale financial assets	44,096	17,771	61,867	60,425	22,915	83,340	111,668	2,205	113,873
Hedging derivatives	-	300	300	-	4,740	4,740	-	12,121	12,121
	133,037	193,020	326,057	129,212	199,020	328,232	320,772	160,531	481,303
LIABILITIES:
Financial liabilities held for trading	12,772	123,427	136,199	10,911	125,894	136,805	429	172,144	172,573
Other financial liabilities at fair value through profit or loss	-	78,628	78,628	-	110,520	110,520	-	208,341	208,341
Hedging derivatives	-	1,392	1,392	-	4,403	4,403	-	9,568	9,568
	12,772	203,447	216,219	10,911	240,817	251,728	429	390,053	390,482

The fair value of the financial instruments is determined, when possible, on the basis of a quoted price in an active market for an identical asset or liability (Level 1). This group includes government debt securities, private-sector debt securities without optional characteristics, derivatives traded in organized markets, shares and short positions.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using its own internal models (valuation techniques). These internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). The use of observable market data assumes that markets are efficient and therefore the data that is derived therefrom is representative. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The objective of valuation techniques is to arrive at a fair value measurement that reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.

Still, other internal models use unobservable data as inputs. Examples of such unobservable inputs and assumptions are as follows:

-	Correlation: Historical correlation between equity prices and exchange rates is assumed for valuing quanto and composite options.

-	Dividends: The estimation for the dividend used as inputs in the internal models is based on the dividend payments expected from the issuer companies.

-	Volatility: There is no liquid option market for certain long-term assets. For most Mexican underlyings, the option market is for up to one year. In the case of the Mexican Stock Exchange Prices and Quotations Index (IPC), there is an option market up to three years. In these cases, management assumes a local volatility model using maturities for which market data exists and extrapolates the curve for unknown terms.

-	Rate curve for estimating the interest rate index known as the 91-day Interbank Equilibrium Interest Rate (“Tasa de Interés Interbancaria de Equilibrio”, or “TIIE”): there is no liquid market for interest rate swaps (IRS) with 91-day payment terms. For these fair value measurements, the 28-day IRS curve is used instead.

Whenever unobservable market data is used in valuation techniques, the valuation is adjusted considering unobservable assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

The Bank also adjusts the value of some assets when they have very low market trading volume, even when prices are available.

Fair value measurements that incorporate significant unobservable inputs are classified as Level 3. Significant unobservable inputs are defined as inputs for which observable market data are not available and that are significant to the fair value measurement. Such inputs are developed using the best information available about assumptions that market participants would use when pricing the asset or liability.

iv.	Valuation of financial instruments

General measurement bases

The Bank has implemented a formal process for systematic valuation and management of financial instruments. The governance scheme for this process distributes responsibilities between two independent divisions inside the Bank: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transactions approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The related valuation techniques and inputs by asset class are as follows:

a.	Trading and available-for-sale financial assets

The estimated fair value of these financial assets is determined through the use of quoted prices or yield curves provided by a price vendor.

b.	Loans and advances to credit institutions and customers – reverse repurchase agreements

The fair value is estimated by using the discounted cash flow (forward estimation) technique using the interest rates that are currently offered for loans and advances with terms similar to those of borrowers having a similar credit quality.

c.	Short positions, deposits from the Central Bank and deposits from credit institutions and customers – repurchase agreements

The fair value of these financial instruments is calculated by using the discounted cash flow (forward estimation) technique based on the current incremental lending rates for similar types of deposits having similar maturities.

d.	Financial derivatives (assets and liabilities)

The estimated fair value of futures contracts is calculated using the prices quoted on the Derivatives Exchange Market (Mercado Mexicano de Derivados and Chicago Mercantile Exchange) of identical instruments.

If there are no quoted prices on the market (either direct or indirect) for a derivative instrument, the respective fair value estimates are calculated by using one of the following models and valuation techniques:

-	Analytic method.

i. Non-closed formula solution

In the valuation of financial instruments permitting static hedging (such as loans, deposits, forwards and swaps), the present value method (forward estimation) is used. This method consists of a) calculating the expected cash flows and b) discounting the expected cash flows at the risk interest rate through the applicable discount factor. Both steps use observable market data (yield curves, foreign exchange spot rates and so forth) which are provided by a market data supplier (price vendor).

ii. Closed-formula solution

In the valuation of plain vanilla options, the Black-Scholes model is used. This model assumes that the underlying price follows a lognormal distribution.

-	The Monte Carlo method with the local volatility model is the market proxy or reference model to price a wider range of exotic equity products.

-	The partial differential equation method with the local volatility model is particularly appropriate to price and manage callable products and products including barrier features on a single underlying. This method is quicker, more stable and more precise than the standard Monte Carlo method, but the latter is needed when the underlying is a basket. The local volatility models assume that share and index prices are lognormally distributed and volatility is a deterministic function of time and the market price.

-	The trinomial trees method is intended for American foreign exchange products, which can be canceled at any time throughout the life of the option. It assumes deterministic interest rates and represents the evolution of the underlying foreign exchange using the Black-Scholes model.

-	The partial differential equation solver using a mixed volatility model is used for pricing barrier products in foreign exchange. The development of a mixed volatility model was motivated by some very sensitive barrier products (double-no-touch options) which were quoted in the market with prices in between those provided by a local volatility model and a pure stochastic volatility model. The mixed volatility model is a combination of both models which provides a price between them.

Valuation adjustment for counterparty risk or default risk

The credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed with each counterparty.

The CVA is calculated taking into account potential exposure with each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•	Expected exposure: average positive exposure to the counterparty, across all paths, all evaluated on a certain future date using a Monte Carlo method to simulate the future values of the derivatives’ portfolio. Mitigating factors such as collateral and netting agreements are taken into account.

•	Loss given default (LGD): percentage of final loss assumed in a counterparty credit event /default.

•	Probability of default (PD): for cases where there is no market information, probabilities are inferred using a market proxy based on market information from companies in the same industry and with the same external ratings as the counterparty.

•	Discount factor curve.

The debt valuation adjustment (DVA) is a similar valuation adjustment to the CVA but, in this case, it arises as a result of the risk of the Bank assumed by its counterparties in OTC derivatives.

The CVA and DVA recognized at January 1, 2014 amounted to 367 million and 235 million, respectively.

The CVA and DVA recognized at December 31, 2014 amounted to 375 million and 167 million, respectively.

The CVA and DVA recognized at December 31, 2015 amounted to 519 million and 760 million, respectively.

All financial instruments fair values are calculated on a daily basis.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Level 2 and 3) at January 1, 2014, December 31, 2014 and 2015.

	Fair Values Calculated Using Internal Models at 01/01/2014			Fair Values Calculated Using Internal Models at 12/31/2014			Fair Values Calculated Using Internal Models at 12/31/2015			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total	Level 2	Level 3	Total

ASSETS:
Financial assets held for trading:	86,555	899	87,454	137,961	903	138,864	117,549	219	117,768

Debt instruments	13,918	899	14,817	46,052	903	46,955	783	219	1,002	Present value (non-closed formula solution) and local volatility model with partial differential equation method	Interest rate yield curves, quoted equity price and extrapolation of the implied volatility surface
Trading derivatives:

Interest rate options	3,507	-	3,507	2,415	-	2,415	1,141	-	1,141	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface

Market index options:	373	-	373	1,110	-	1,110	1,238	-	1,238

European, composite, quanto and Asian strike options	348	-	348	1,056	-	1,056	1,188	-	1,188	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Barrier options	25	-	25	-	-	-	-	-	-	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity, index prices, implied volatility surface and dividends estimation

Rainbow options	-	-	-	-	-	-	15	-	15	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Asian spread options	-	-	-	54	-	54	35	-	35	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	154	-	154	1,673	-	1,673	520	-	520

American forwards	1	-	1	10	-	10	22	-	22	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	153	-	153	1,663	-	1,663	498	-	498	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	67,217	-	67,217	79,217	-	79,217	106,670	-	106,670	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Market index futures	159	-	159	162	-	162	115	-	115	Present value (non-closed formula solution)	Interest rate yield curves, quoted equity prices and index levels

Interest rate futures	20	-	20	20	-	20	59	-	59	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

	Fair Values Calculated Using Internal Models at 01/01/2014			Fair Values Calculated Using Internal Models at 12/31/2014			Fair Values Calculated Using Internal Models at 12/31/2015			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total	Level 2	Level 3	Total
Exchange rate futures	1,207	-	1,207	7,312	-	7,312	7,023	-	7,023	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Other financial assets at fair value through profit or loss:	87,495	-	87,495	32,501	-	32,501	28,437	-	28,437

Loans and advances to credit institutions – Reverse repurchase agreements	70,594	-	70,594	27,379	-	27,379	735	-	735	Present value (non-closed formula solution)	Interest rate yield curves

Loans and advances to customers – Reverse repurchase agreements	16,901	-	16,901	5,122	-	5,122	27,702	-	27,702	Present value (non-closed formula solution)	Interest rate yield curves

Financial assets available-for-sale:	17,771	-	17,771	22,915	-	22,915	2,205	-	2,205

Debt instruments	17,701	-	17,701	22,845	-	22,845	2,135	-	2,135	Present value (non-closed formula solution)	Interest rate yield curves

Equity instruments	70	-	70	70	-	70	70	-	70	Other	Value of shareholders’ equity
Hedging derivatives:	300	-	300	4,740	-	4,740	12,121	-	12,121

Swaps	300	-	300	3,793	-	3,793	7,984	-	7,984	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Exchange Rate Futures	-	-	-	947	-	947	4,137	-	4,137	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

	192,121	899	193,020	198,117	903	199,020	160,312	219	160,531

	Fair Values Calculated Using Internal Models at 01/01/2014			Fair Values Calculated Using Internal Models at 12/31/2014			Fair Values Calculated Using Internal Models at 12/31/2015			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total	Level 2	Level 3	Total

LIABILITIES:
Financial liabilities held for trading:	123,427	-	123,427	125,894	-	125,894	172,144	-	172,144

Trading derivatives:

Interest rate options	4,603	-	4,603	3,332	-	3,332	1,461	-	1,461	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface

Market index options:	101	-	101	534	-	534	844	-	844

European, composite, quanto and Asian strike options	101	-	101	440	-	440	582	-	582	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Barrier options	-	-	-	40	-	40	-	-	-	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Auto-callable	-	-	-	12	-	12	223	-	223	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Asian spread options	-	-	-	42	-	42	39	-	39	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	281	-	281	1,390	-	1,390	452	-	452

American forwards	3	-	3	16	-	16	41	-	41	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface

	Fair Values Calculated Using Internal Models at 01/01/2014			Fair Values Calculated Using Internal Models at 12/31/2014			Fair Values Calculated Using Internal Models at 12/31/2015			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total	Level 2	Level 3	Total
European options	278	-	278	1,364	-	1,364	411	-	411	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface

Digital	-	-	-	10	-	10	-	-	-	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	64,074	-	64,074	78,063	-	78,063	114,443	-	114,443	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Index and securities futures	364	-	364	31	-	31	163	-	163	Present value (non-closed formula solution)	Interest rate yield curves, quoted equity and index levels

Interest rate futures	919	-	919	550	-	550	343	-	343	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

Exchange rate futures	1,121	-	1,121	31	-	31	6,430	-	6,430	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Short positions:

Debt instruments	51,964	-	51,964	41,963	-	41,963	48,008	-	48,008	Present value (non-closed formula solution)	Interest rate yield curves

	Fair Values Calculated Using Internal Models at 01/01/2014			Fair Values Calculated Using Internal Models at 12/31/2014			Fair Values Calculated Using Internal Models at 12/31/2015			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total	Level 2	Level 3	Total
Other financial liabilities at fair value through profit or loss:	78,628	-	78,628	110,520	-	110,520	208,341	-	208,341

Deposits from the Central Bank – Repurchase agreements	18,512	-	18,512	5,006	-	5,006	145,159	-	145,159	Present value (non-closed formula solution)	Interest rate yield curves

Deposits from credit institutions – Repurchase agreements	7	-	7	28,746	-	28,746	325	-	325	Present value (non-closed formula solution)	Interest rate yield curves

Customer deposits – Repurchase agreements	60,109	-	60,109	71,462	-	71,462	49,595	-	49,595	Present value (non-closed formula solution)	Interest rate yield curves

Customer deposits – Certificates of deposits	-	-	-	-	-	-	639	-	639	Present value (non-closed formula solution)	Interest rate yield curves

Marketable debt securities	-	-	-	5,306	-	5,306	12,623	-	12,623	Present value (non-closed formula solution) and Black-Scholes model with closed-formula solution	Interest rate yield curve, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Hedging derivatives:	1,392	-	1,392	4,403	-	4,403	9,568	-	9,568

Swaps	1,392	-	1,392	2,448	-	2,448	3,907	-	3,907	Present value (non-closed formula solution)	Interest rate yield curves

Exchange rate futures	-	-	-	1,955	-	1,955	5,661	-	5,661	Present value (non-closed formula solution)	Interest rate yield curves
	203,447	-	203,447	240,817	-	240,817	390,053	-	390,053

Some of the financial instruments of the fair-value hierarchy have identical or similar offsetting exposures to certain inputs, but in accordance with IFRS, are presented as gross assets and liabilities in the consolidated balance sheet.

The measurements derived using the valuation techniques might have been different had other methods or assumptions been used with respect to interest rate risk, credit risk and foreign currency risk spreads, or their related correlations and volatilities. Nevertheless, management believes that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonably stated.

Financial instruments categorized in Level 3

Set forth below are the Bank’s main financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

-	Debt and equity instruments: This category includes convertible bonds issued by Cemex. This hybrid instrument is valued using partial differential equation solver given the embedded equity option (whose underlying asset is CEMEX.CPO, the shares listed on Mexican Stock Exchange) on the debt instrument. Because the long-term implied volatility is not quoted directly in an active market or otherwise capable of estimates that are exclusively based on observable inputs and assumptions, this financial asset is classified as Level 3.

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

Assets
Debt and Equity Instruments

Balance at January 1, 2014	899
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	78
Purchases	18
Sales	(12)
Settlements	(80)
Balance at December 31, 2014	903
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	13
Purchases	1
Sales	(647)
Settlements	(51)
Balance at December 31, 2015	219

Unobservable inputs used in measuring fair value

The table below sets out information about significant unobservable inputs used at December 31, 2015 in measuring financial instruments categorized as Level 3 in the fair value hierarchy:

Financial Instrument	Fair value	Valuation Technique	Significant Unobservable Input	Range of Estimates (weighted-average) for Unobservable Input	Fair value Measurement Sensitivity to Unobservable Inputs
Convertible bonds issued by Cemex	219	Local volatility model with partial differential equation method	Long-term implied volatility	31.24 – 39.26% (35.25)	A significant increase in volatility would result in a lower fair value.

Although the Bank believes that its estimates of fair value are appropriate, the use of different inputs could lead to different measures of fair value. As of December 31, 2015, the potential impact on the consolidated income statement of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on Consolidated Income Statement as of December 31, 2015
	Most Favorable Input	Least Favorable Input

ASSETS:
Debt and equity instruments	1	(1)

Because there is no options market for the underlying assets with maturities to this position, the assumptions reflected in the scenarios are based on the Bank’s experience, which management believes are prudent, but reasonably possible.

The least favorable scenario assumed the following:

-	The volatility of the underlying asset of the convertible bond at its maturity moved from 35.25% to 39.26%. The volatility used as input for the internal model 35.25% is an extrapolation of the observable volatility surface of a shorter-term option market of the underlying asset. The scenario was based on the difference between the bid and offer quotations of these options divided by two and increased by 0.5% for each year the maturity of the convertible bond exceeds the market options maturity.

The most favorable scenario assumed the following:

-	The volatility of the underlying asset of the convertible bond at its maturity moved from 35.25% to 31.24%.

v.	Sensitivity analysis

As an alternative to sensitivity analysis, the Bank uses a value-at-risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 47. The VaR amounts as of December 31, 2015, including all financial instruments in the trading book position of the Bank are as follows:

	Average	High	Low	12/31/2015

All financial instruments	70.82	143.08	45.94	69.74
By category:
Instruments sensitive to interest rate	68.34	144.72	40.05	59.89
Instruments sensitive to equity market prices	16.73	47.63	3.50	5.46
Instruments sensitive to foreign currency exchange rates	9.98	41.32	2.60	4.30
Instruments sensitive to volatility movements	13.89	31.09	3.85	5.95

The Bank’s VaR should be interpreted in light of the limitations of the methodologies. These limitations include the following:

-	Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

-	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

-	The Bank largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day.

-	VaR using a 99 percent confidence level does not reflect the extent of potential losses beyond that percentile.

These limitations and the nature of the VaR measure mean that the Bank can neither guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 100 business days.

vi.	Recognition of fair value changes

As a general rule, changes in the fair value of financial assets and liabilities are recognized in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items which are recognized under Interest income and similar income or Interest expenses and similar charges, as appropriate, and those arising for other reasons which are recognized at their net amount under Gain/(losses) on financial assets and liabilities (net).

Adjustments due to changes in fair value arising from:

-	Available-for-sale financial assets are recognized temporarily in Shareholders’ equity under Valuation adjustments - Available-for-sale financial assets, unless they relate to exchange differences arising on available-for-sale non-monetary items, in which case they are recognized also in Valuation adjustments in Shareholders’ equity. Exchange differences arising on available-for-sale monetary financial assets are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement.

-	Items charged or credited to Valuation adjustments - Available-for-sale financial assets remain in the Bank’s consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

-	Unrealized gains on Available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized under Valuation adjustments - Non-current assets held for sale in the Shareholders’ equity.

vii.	Hedging transactions

The Bank uses derivatives for the following purposes: (i) to facilitate these instruments to customers who request them in the management of their market and credit risks (trading derivatives); (ii) to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (hedging derivatives); and (iii) to obtain gains from changes in the prices of these derivatives (trading derivatives).

Derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the fair value of assets and liabilities due to fluctuations in, among others, the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge); and

c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item throughout the expected term of the hedge, which means that:

a.	At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.	There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item (retrospective effectiveness). To this end, the Bank checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.	There must be adequate documentation evidencing the specific designation of the derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of its own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.	In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.

b.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized in equity under Valuation adjustments - Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.	In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under Valuation adjustments - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.

d.	The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gain/(losses) on financial assets and liabilities in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair-value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are reclassified to the consolidated income statement at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under Valuation adjustments - Cash flow hedges (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognized in the consolidated income statement, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in the consolidated income statement.

viii.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as Other financial assets/liabilities at fair value through profit or loss or as Financial assets/liabilities held for trading.

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.	If the Bank transfers substantially all the risks and rewards to third parties – unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases – the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2.	If the Bank retains substantially all the risks and rewards associated with the transferred financial asset – sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases –, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.	An associated financial liability, which is recognized for an amount equal to the consideration received and is subsequently measured at amortized cost, unless it meets the requirements for classification under Other financial liabilities at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability, without offsetting.

3.	If the Bank neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset – sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases – the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset, it continues to recognize it for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel them or to resell them.

f)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the consolidated balance sheet at their net amount, only if the subsidiaries currently have a legally enforceable right to set-off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The disclosures set out in the tables below include financial assets and financial liabilities that:

•	Are offset in the Bank’s consolidated balance sheet; or

•	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated balance sheet.

The similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements. Similar financial instruments include derivatives, repurchase agreements, reverse repurchase agreements and securities borrowing and lending agreements. Financial instruments such as loans and receivables and deposits are not disclosed in the tables below unless they are offset in the consolidated balance sheet.

Derivative transactions are either transacted on an exchange or entered into under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under ISDA master netting agreements in certain circumstances (e.g. when a credit event such as a default occurs) all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions.

Repurchase agreements, reverse repurchase agreements, securities borrowing and lending agreements are covered by master agreements with netting terms similar to those of ISDA master netting agreements.

The ISDA and similar master netting arrangements do not meet the criteria for offsetting in the consolidated balance sheet. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events. In addition, the Bank and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The Bank receives and gives collateral in the form of cash and marketable securities in connection with the following transactions:

•	Derivatives;

•	Repurchase agreements and reverse repurchase agreements; and

•	Securities lending and borrowing agreements.

Such collateral is subject to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions on the counterparty’s failure to post collateral.

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at January 1, 2014:

				Amount not offset in the consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the consolidated balance sheet	Net amount of financial assets presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	73,221	-	73,221	(59,457)	(343)	(4,944)	8,477

Repurchase agreements	87,495	-	87,495	-	(87,579)	-	(84)

Equity instruments (see Note 10.a)	131	-	131	-	(144)	-	(13)

Total	160,847	-	160,847	(59,457)	(88,066)	(4,944)	8,380

As at December 31, 2014:

				Amount not offset in the consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the consolidated balance sheet	Net amount of financial assets presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	97,164	-	97,164	(77,310)	(4,883)	(6,033)	8,938

Reverse repurchase agreements	32,501	-	32,501	-	(32,711)	-	(210)

Equity instruments (see Note 10.a)	567	-	567	-	(637)	-	(70)

Total	130,232	-	130,232	(77,310)	(38,231)	(6,033)	8,658

As at December 31, 2015:

				Amount not offset in the consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the consolidated balance sheet	Net amount of financial assets presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	128,902	-	128,902	(97,126)	(7,276)	(14,275)	10,225

Reverse repurchase agreements	28,437	-	28,437	-	(28,443)	-	(6)

Equity instruments (see Note 10.a)	492	-	492	-	(551)	-	(59)

Total	157,831	-	157,831	(97,126)	(36,270)	(14,275)	10,160

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at January 1, 2014:

				Amount not offset in the consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the consolidated balance sheet	Net amount of financial liabilities presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	73,165	-	73,165	(59,457)	(169)	(9,786)	3,753

Reverse repurchase agreements	78,628	-	78,628	-	(79,011)	-	(383)

Short positions - Securities loans (see Note 11.b)	12,339	-	12,339	-	(12,646)	-	(307)

Short positions – Short sales (see Note 11.b)	51,964	-	51,964	-	(52,003)	-	(39)

Total	216,096	-	216,096	(59,457)	(143,829)	(9,786)	3,024

As at December 31, 2014:

				Amount not offset in the consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the consolidated balance sheet	Net amount of financial liabilities presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	99,245	-	99,245	(77,310)	(453)	(15,379)	6,103

Repurchase agreements	105,214	-	105,214	-	(105,216)	-	(2)

Short positions - Securities loans (see Note 11.b)	14,077	-	14,077	-	(14,432)	-	(355)

Short positions – Short sales (see Note 11.b)	27,301	-	27,301	-	(27,409)	-	(108)

Total	245,837	-	245,837	(77,310)	(147,510)	(15,379)	5,638

As at December 31, 2015:

				Amount not offset in the consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the consolidated balance sheet	Net amount of financial liabilities presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	134,133	-	134,133	(97,126)	(770)	(24,076)	12,161

Repurchase agreements	195,079	-	195,079	-	(199,346)	-	(4,267)

Short positions - Securities loans (see Note 11.b)	23,605	-	23,605	-	(24,413)	-	(808)

Short positions – Short sales (see Note 11.b)	23,249	-	23,249	-	(23,239)	-	10

Total	376,066	-	376,066	(97,126)	(247,768)	(24,076)	7,096

g)	Impairment of financial assets

i.	Definition

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred which:

-	In the case of loans and advances and debt instruments, give rise to an adverse impact on the future cash flows that were estimated at the initial recognition.

-	In the case of equity instruments, indicate that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

The Bank applies the following criteria to classify loans and advances as impaired loans:

-	Commercial, financial and industrial loans

Loans with a single payment of principal and interest (non-amortizing loans), generally commercial loans for a short period of time, are considered impaired after 90 days of the maturity date.

Loans with a single payment of principal at maturity and with periodic interest payments (interest-only loans) are considered impaired after 90 days principal or interest become due.

Loans whose principal and interest payments have been agreed in periodic installments (amortizing loans) are considered impaired after 90 days an installment becomes due.

-	Mortgage loans

-	Mortgage loans are considered impaired when a payment is past due more than 90 days (see Note 2.h.).

-	Installment loans to individuals

-	Revolving consumer credit cards loans are considered impaired when payment is not received after 90 days it becomes due (see Note 2.h.).

-	Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired after 90 days an installment becomes due.

-	If the borrower is declared bankrupt in accordance with the Mexican Commercial Bankruptcy Law (“Ley de Concursos Mercantiles”).

The Bank considers also as impaired loans the sum of all transactions of a customer when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

Loans and advances which are not impaired due to default but for which there are reasonable doubts about their full repayment (principal and interest) according to its contractual terms are considered impaired loans. This analysis includes, among others: customers in situations involving deterioration in their creditworthiness, such as negative equity, continued losses, general delay in payments, inadequate economic or financial structure, insufficient cash flows to settle debt or inability to obtain additional financing, etc.

Impaired loans which are renegotiated will remain impaired until there is evidence of sustained payment, i.e., performance of payment by the borrower without payment delay for the total amount due and payable in terms of principal and interest during a certain period of time.

With regard to uncollected accrued interest on impaired loans, the Bank creates an allowance for the total amount of the uncollected accrued interest at the time the loans are classified as impaired loans.

The entire loan balance relating to impaired assets continue to be recognized on the consolidated balance sheet, for their full amounts, until the recovery of any recognized amount is considered to be unlikely. The recovery of a loan is considered to be unlikely when there is a significant and irreversible deterioration of the borrower’s overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.

When the recovery of a loan is considered to be unlikely, it is written off together with the corresponding allowance for impairment losses from the consolidated balance sheet without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to the expiration of the statute-of-limitations period, forgiveness or any other cause.

Loans and the related allowance for impairment losses are normally written off considering the following:

-	Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, write-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower’s financial position, guarantees and collaterals and payment records. Within this portfolio, small and medium-sized enterprises (“SMEs”) loans and revolving SMEs loans are written off when the loans become 181 and 151 days past due, respectively.

-	Mortgage loans are generally written off when they have been past due for 36 months.

-	For installment loans to individuals, any portion of the balance that the Bank does not expect to collect is generally written off at 151 days past due for revolving consumer credit card loans and 181 days past due for other non-revolving consumer loans.

In the event of bankruptcy or similar proceedings, write-off may occur earlier than at the periods stated above. Collections procedures may continue after write-off.

ii.	Financial instruments carried at amortized cost

The amount of an impairment loss incurred on a financial instrument carried at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows and is presented as a reduction of the balance of the corresponding asset.

In estimating the future cash flows of financial instruments, the following factors are taken into account:

-	All the amounts that are expected to be received over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past due interest receivable;

-	The various types of risk to which each instrument is subject; and

-	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Impairment losses resulting from insolvency of the customers (“credit risk”) are recognized when there is objective evidence of impairment of the customer’s ability to pay, either because it is past due or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising from insolvency of counterparties. These policies, methods and procedures are applied in the granting, examination and documentation of credit risk, contingent liabilities and commitments and credit risk from debt instruments, the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

In order to classify the customers for assessing the impairment losses resulting from credit risk, the Bank distinguishes between:

a)	Individually significant customers which present objective evidence of impairment,

b)	Individually significant customers which do not present objective evidence of impairment, and

c)	Non-individually significant customers.

The Bank has defined as an “individually significant customer” those customers with a total current risk exposure amounting more than 8 million pesos. This threshold is reviewed annually in order to adapt it to the Bank’s business circumstances.

Objective evidence of impairment exists when an individually significant customer is in the following situations:

-	Classified as impaired (more than 90 days in default).

-	Shows signs of impairment although not in default, inter alia, restructured loans, loans under special surveillance and loans with reasonable doubt about their full repayment.

Objective evidence of impairment exists when a non-individually significant customer is in the following situations:

-	Classified as impaired (more than 90 days in default).

-	Classified as restructured loans.

Once the Bank has classified its customers according to the above, loan portfolios are assessed for impairment individually and collectively in order to recognize an allowance for impairment losses arising from credit risk, as follows:

Individualized analysis

Credit losses individually assessed are determined by calculating the present value of expected cash flows discounted at an appropriate discount rate of those individually significant customers presenting objective evidence of impairment considering the debtor’s financial situation and any guarantees in place. The Bank takes into account all available information (external or internal), including expert judgment, to estimate the present value of expected cash flows.

Collective analysis

Credit losses collectively assessed are determined for those individually significant customers that do not present an objective evidence of impairment and for those customers that are not individually significant. Credit losses are estimated taking into consideration the historical impairment loss experience at the time of assessment adjusted to reflect current economic conditions and taking into account the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

Customers assessed collectively are grouped together considering financial instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with contractual terms. The credit risk characteristics considered for the purpose of grouping the financial assets are, inter alia, instrument type, debtor’s industry, type of guarantee or collateral, age of past due amounts and any other relevant factor for the estimation of future cash flows.

Impairment losses are determined by multiplying four factors: exposure at default (hereinafter, “EAD”), probability of default (hereinafter, “PD”), loss given default (hereinafter, “LGD”) and the loss identification period (hereinafter, “LIP”).

-	The EAD is the amount of risk exposure at the date of default (more than 90 days of default) by the counterparty. It is estimated as the drawn amount plus the undrawn risk multiplied by a credit conversion factor (hereinafter, “CCF”) which represents the percentage of undrawn balance that is expected to be used before default occurs.

-	The PD is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default has been defined as the probability that an operation accumulates more than 90 days past due.

The Bank uses transition models to determine PD (from a non-default to a default status) in which loans are segmented into bucket classifications primarily based on the number of days past due, and statistical analysis is applied to estimate the probability that loans will migrate through this status. These transition models are based on historical data gathered over a four-year period.

-	The LGD is the loss arising in the event of default. It depends on the guarantees and collateral associated with the transaction.

-	The LIP parameter is the time between the moment when the event giving rise to a certain loss occurs and when that loss is identified at an individual level. LIP analysis is performed on the basis of homogeneous risk portfolios. This parameter is only determined and used to calculate credit losses for customers which do not present objective evidence of impairment.

The methodology for determining the allowance for impairment losses also seeks to identify the amount of incurred losses as of the consolidated balance sheet date of loans and receivables that have not yet been reported as impaired, but that the Bank estimates based on its past history or other quantitative factors that the loss event has already occurred. As part of this methodology, management also considers qualitative factors that are possible to cause estimated credit losses associated with the Bank’s loan portfolio to differ from historical loss experience, such as changes in gross domestic product, unemployment rate, housing prices, interest rates, IPC, etc., in order to adjust this historical loss experience to reflect current economic and market conditions as of the date of the consolidated financial statements.

In addition to the allowance for impairment losses on loans and receivables, the Bank also estimates probable losses for off-balance sheet risk related to unfunded lending commitments such as available credit on lines of credit, credit cards and non-revolving consumer loans. The process to determine the provisions for off-balance sheet risk is similar to the methodology used for allowance for impairment losses for loans and receivables as described above.

Allowance for impairment losses related to the loan portfolio is reported as a reduction to the carrying amount of the loans and receivables whereas the provision for unfunded lending commitments is reported separately as liabilities on the consolidated balance sheet in Provisions for off-balance sheet risk. Impairment losses related to the loan portfolio and commitments is reported in the consolidated income statement as Impairment losses on financial assets (net) – Loans and receivables and Provisions (net), respectively.

h)	Change in accounting estimates

During 2015, the Bank revised its estimates for allowance for impairment losses on loans and receivables of all loan portfolios and for the provision for off-balance sheet risk with the purpose of making certain refinements to the impairment models as part of its policy to continuously enhance the existing impairment models and accounting estimates.

The main refinements made to the impairment models in order to provide a greater level of precision of incurred losses are the following:

-	Specific and objective guidelines to classify customers according to their total current risk exposure (individually significant customers – See Note 2.g.) and deterioration in creditworthiness (objective evidence of impairment – See Note 2.g.), aligning such factors with credit risk management.

-	Finer segmentation of loans in groups with similar credit risk characteristics.

-	More detailed historical data for the determination of certain inputs or variables (PD, LGD, LIP and CCF – See Note 2.g.) used to calculate the allowance for impairment losses and the provisions for off-balance sheet risk.

-	Conformed definition of impaired assets with the aim of making it consistent across all the loan portfolios when determining the allowance for impairment losses (See Note 2.g.).

The change in accounting estimates did not have a material impact on the net loan portfolio as of December 31, 2015, on the provision for off-balance sheet risk as of December 31, 2015 and in the profit for the year then ended. However, the change resulted in a net decrease in the allowance for impairment losses of 176 million pesos, a net decrease in the provision for off-balance sheet risk of 436 million pesos, a decrease in impaired assets of 438 million pesos and an increase in the profit for the year of 428 million pesos.

Management considers that it is impracticable to estimate the effect on future periods of this change in accounting estimates due to the fact that the Bank cannot reliably determine all the necessary inputs and factors to calculate this effect, such as risk exposure, PD, LGD, LIP, qualitative factors, etc.

i)	Repurchase agreements and Reverse repurchase agreements

Purchases of financial instruments under a non-optional resale agreement are measured at fair value and recognized as assets in the consolidated balance sheet under Loans and advances to credit institutions – Reverse repurchase agreements or Loans and advances to customers – Reverse repurchase agreements.

The excess of the purchase prices over the resale prices are recognized as interest income over the contract term.

Sales of financial instruments under a non-optional repurchase agreement are measured at fair value and recognized as liabilities in the consolidated balance sheet under Deposits from the Central Bank – Repurchase agreements, Deposits from credit institutions – Repurchase agreements or Customer deposits – Repurchase agreements.

The excess of the sales prices over the repurchase prices are recognized as interest expense over the contract term.

Repurchase agreements are designated as financial instruments at FVTPL when this designation eliminates or significantly reduces an accounting mismatch or when they are managed and its performance is evaluated on a fair value basis.

j)	Non-current assets held for sale and liabilities associated with non-current assets held for sale

Non-current assets held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items, which may or may not be of a financial nature, will likely be recovered through the proceeds from their disposal.

Specifically, property or other non-current assets received by the Bank as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the Bank has decided to make continuing use of these assets.

Liabilities associated with non-current assets held for sale include the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net) in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

k)	Tangible assets

Tangible assets include the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank or acquired under finance leases.

Property, plant and equipment for own use

Property, plant and equipment for own use are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (excess of carrying amount over the recoverable amount).

Depreciation is calculated using the straight-line method on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and therefore is not depreciated.

The period tangible asset depreciation charge is recognized in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average Annual
Rate

Buildings for own use	2% to 5%
Furniture and vehicles	10% to 20%
IT equipment and fixtures	25%
Others	5% to 20%

The Bank assesses at the reporting date whether there is any indication that a tangible asset may be impaired (i.e., its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the tangible asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the Bank recognizes the reversal of the impairment loss recognized in prior periods and adjusts the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on a tangible asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period to identify significant changes therein. If changes are identified, the useful lives of the tangible assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

l)	Accounting for leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

i.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the Bank acts as the lessors they present the acquisition cost of the leased assets under Tangible assets. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognized on a straight-line basis over the term of the lease under Other operating income in the consolidated income statement. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

When the Bank acts as the lessees the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis over the lease term to Other general administrative expenses in the consolidated income statement.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis.

ii.	Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognized at the time of sale. In the case of finance leasebacks, any profit or loss is amortized over the lease term.

In accordance with IAS 17, in determining whether a sale and leaseback transaction results in an operating lease or finance lease, the Bank analyzes, among other things, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

m)	Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the Bank. Only assets whose cost can be estimated reliably and from which the Bank considers it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or development cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i.	Goodwill

Any excess of the cost of the investments in the Bank accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the acquisition date, is allocated as follows:

-	If it is attributable to specific and identifiable assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the acquired entities’ balance sheets.

-	If it is attributable to specific intangible assets, by recognizing such intangible assets in the consolidated balance sheet provided that the fair value of these assets within 12 months following the date of acquisition can be measured reliably.

-	The remaining amount is recognized as goodwill, which is allocated to one or more CGUs. A cash generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each reporting period, or whenever there is any indication of impairment, goodwill is reviewed for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and if there is any impairment, the goodwill is written down with a charge to Impairment losses on other assets (net) – Goodwill in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii.	Other intangible assets

Other intangible assets include the amount of identifiable intangible assets (such as computer software).

Other intangible assets can have an indefinite useful life - when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Bank - or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives acquired separately are not amortized and are carried at cost less accumulated impairment losses. At the end of each reporting period or whenever there is any indication of impairment, the Bank reviews the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The intangible asset amortization charge is recognized under Depreciation and amortization in the consolidated income statement.

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset are recognized in the consolidated income statement when the asset is derecognized.

Impairment charges are included in Impairment losses on other assets (net) – Other intangible assets in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years, are similar to those used for tangible assets (see Note 2.k.).

n)	Provisions and contingent assets and liabilities

When preparing the consolidated financial statements of the Bank, management distinguishes between

-	Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the Bank, which is considered to be more likely than not to occur and certain as to its nature but uncertain as to its amount and/or timing.

-	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Bank. They include the present obligations of the Bank when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

-	Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Bank. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

Provisions

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

The Bank's consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions are reviewed and adjusted at the end of each year. Provisions are also used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows:

-	Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

-	Provisions for tax and legal matters: include the amount of the provisions recognized to cover tax and legal obligations.

-	Provisions for off-balance sheet risk: include the amount of the provisions made to cover obligations arising as the result of those transactions in which the Bank guarantees the obligations of a third party arising as a result of financial guarantees granted or other contracts and unfunded lending commitments such as letters of credit, financial guarantees and available lines of credit cards and non-revolving consumer loans, which are irrevocable commitments that may give rise to the recognition of financial assets.

-	Other provisions: include the amount of other provisions recognized by the Bank (see Note 24).

o)	Litigation and/or claims in process

At the end of 2014 and 2015, certain litigation and claims were in process against the Bank arising from the ordinary course of their operations (see Note 24).

p)	Share-based payments

For share-based payment transactions among group entities, in its separate or individual financial statements, the goods or services received are measured as an equity-settled share-based payment transaction when the awards granted are the Bank’s own equity instruments or the Bank has no obligation to settle the share-based payment transaction. In all other circumstances, the goods or services received by the Bank are measured as a cash-settled share-based payment transaction.

For Cash-settled share-based payments to employees and others providing similar services, the services acquired and the liability incurred are measured at the fair value of the liability. Until the liability is settled, the fair value of the liability is remeasured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the consolidated income statement for the year. The services received and the liability to pay for those services are recognized as the employees render service.

Share-based payments are discussed in Note 41.b., c. and d.

q)	Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i.	Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the Bank’s right to receive them arises.

ii.	Fee and commission income and expenses

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

-	Fee and commission income and expenses relating to financial assets and financial liabilities measured at FVTPL are recognized when paid.

-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.

-	Those relating to services provided in a single act are recognized when the single act is carried out.

iii.	Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.	Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.	Loan arrangement fees

Loan arrangement fees that are an integral part of the effective interest rate of a financial instrument, mainly loan origination fees are accrued and recognized in income over the term of the loan as a part of the effective interest method.

r)	Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Bank initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof.

Financial guarantee contracts issued by the Bank and, if not designated as at FVTPL, are subsequently measured at the higher of:

•	the amount of the obligation under the contract, as determined in accordance with IAS 37; and

•	the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on financial instruments carried at amortized cost (described in Note 2.g. above).

The provisions made for these transactions are recognized under Provisions for off-balance sheet risk in the consolidated balance sheet (see Note 24). These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost - Other financial liabilities in the consolidated balance sheet, are reclassified to the appropriate provision.

s)	Post-employment benefits

The Bank's post-employment obligations to its employees are deemed to be defined contribution plans when the Bank makes pre-determined contributions to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans. See Note 24.c.

Defined contribution plans

The contributions made in this connection in each year are recognized under Personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Bank recognizes under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.

Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:

-	They are not owned by the Bank, but by a legally separate third party that is not a party related to the Bank.

-	They are only available to pay or fund post-employment benefits and they cannot be returned to the Bank unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the Bank to current and former employees, or they are returned to reimburse employee benefits already paid by the Bank.

Post-employment benefits are recognized as follows:

-	Service cost is recognized in the consolidated income statement and includes the following items:

•	Current service cost, i.e., the increase in the present value of the obligations resulting from employee service in the current period, is recognized under Personnel expenses.

•	The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognized under Provisions (net).

•	Any gain or loss arising from plan settlements is recognized under Provisions (net).

-	Net interest on the net defined benefit liability (asset), i.e., the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognized under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

-	The remeasurement of defined benefit obligation is recognized in Other comprehensive income and includes:

•	Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

•	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

•	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Further details about post-employment benefits are given in Note 24.c.

t)	Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax (hereinafter, “ISR”) is recognized in profit for the year in which they are incurred. The ISR currently payable is based on taxable profit for the year. Taxable profit differs from Operating profit before tax as reported in the consolidated income statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Bank’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Bank is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities

Current and deferred tax for the year

Current and deferred tax are recognized in the consolidated income statement, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

u)	Remaining maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at 2013, 2014 and 2015 year-end is provided in Note 44.

v)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

w)	Dividend distribution

Dividend distributions to the Bank’s shareholders are recognized as a liabilities in the Bank’s consolidated financial statements in the period in which the dividends are approved by the Bank’s shareholders.

x)	Discontinued operation

A discontinued operation is a component of the Bank’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Bank and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.

When an operation is classified as a discontinued operation, the comparative consolidated income statement and the comparative consolidated statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

y)	Consolidated statement of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified. The Bank classifies as cash and cash equivalents the balances recognized under Cash and balances with the Central Bank in the consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

z)	Consolidated income statement and other comprehensive income

This consolidated statement presents the income and expenses generated by the Bank as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated equity.

Accordingly, this consolidated statement presents:

a.	Profit for the year.

b.	The net amount of the income and expenses recognized directly to consolidated equity under Valuation adjustments that will not be reclassified subsequently to the consolidated income statement.

c.	The net amount of the income and expenses recognized directly to consolidated equity under Valuation adjustments that may be reclassified subsequently to the consolidated income statement when certain conditions are met.

d.	The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or jointly controlled entities accounted for using the equity method, which are presented net.

e.	Total consolidated comprehensive income, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

The amount of the income and expenses relating to entities accounted for using the equity method recognized directly in equity is presented in this consolidated statement, irrespective of the nature of the related items, under Entities accounted for using the equity method.

This consolidated statement presents the items separately by nature, grouping together items that, in accordance with the applicable accounting standards, will not be reclassified subsequently to the consolidated income statement since the requirement established by the corresponding accounting standards are met.

aa)	Consolidated statement of changes in total equity

This consolidated statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors.

Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:

a.	Adjustments due to changes in accounting policies and to errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognized in the year: includes, in aggregate form, the total of the aforementioned items recognized in the consolidated statement of recognized income and expense.

c.	Other changes in equity: include the remaining items recognized in equity, including, inter alia, increases and decreases in share capital, distribution of profit, transfers between equity items and any other increases or decreases in consolidated equity.

3.   Significant events

The following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities, significant corporate transactions undertaken by the Bank and other major events over the last two years:

3.1	Mexican real estate sector

During the past years, the historic shortage of housing in Mexico drove the Mexican Government to actively incentivize its development. These incentives led to increased construction of subsidized housing. The lack of infrastructure, the long distances to workplaces and associated transportation costs caused increased abandonment and mortgage default of these homes. The foregoing, together with certain changes in governmental policies in the second quarter of 2012, originated a sharp decrease in the construction and sales reported by the principal Mexican home builders and adjustments to their growth plans and business models in order to compensate for the impacts of these changes.

In April and June 2014, two of the three major Mexican real estate companies were declared bankrupt as they fulfilled the requirements provided by the Commercial Bankruptcy Law to be considered insolvent. In June and November 2015, the Mexican authorities declared concluded the bankruptcy act for these two Mexican real estate companies.

In early December 2014, the remaining Mexican real estate company sent to the relevant court request to initiate a pre-arranged bankruptcy. In January 2015, the real estate company was declared bankrupt under the Commercial Bankruptcy Law which is still in force at December 31, 2015.

As of January 1, 2014, December 31, 2014 and 2015 the loan portfolio of the Bank with the three principal Mexican real estate companies amounted to 5,140, 4,903 and 4,232 million pesos, respectively, which represents 1.34%, 1.07% and 0.79% of loans and advances to customers and 0.60%, 0.52% and 0.36% of the total assets of the Bank, of which 4,265, 4,720 and 3,478 million pesos are impaired. As of December 31, 2014 and 2015, the Bank has made the corresponding allowance for impairment losses based on the incurred loss methodology for this loan portfolio and considered that this allowance for impairment losses adequately covers all known or knowable losses that could arise from this loan portfolio.

3.2	Sale agreement for custodial business

During 2014, Banco Santander (Spain) reached an agreement to sell its custodial business to FINESP Holdings II BV, a subsidiary of Warburg Pincus ("Warburg Pincus") and Temasek Holdings Private Limited ("Temasek"):

•	On June 19, 2014, Banco Santander (Spain) announced having reached an agreement with an affiliate of Warburg Pincus and Temasek to acquire 50% of the custodial businesses in Spain, Mexico and Brazil through a new formed entity. The closing was initially scheduled in the fourth quarter of 2014.

•	On June 19, 2014, Banco Santander (Spain) made an offer to the Bank to purchase the custodial business.

This offer was accepted by the Bank. The agreed sale price was 2,030 million pesos. This offer required the Bank to transfer its custodial business; however, this transaction was subject to the following conditions: i) was valid until June 19, 2014; ii) was subject to the same conditions established in the global agreement signed by Banco Santander (Spain); iii) authorizations must be obtained from the Mexican authorities to create a new entity whose purpose is the operation of the custodial business in Mexico; iv) was dependent on the overall transaction, if it was early terminated, the transaction would also early terminate in Mexico; and v) the transaction should be formalized through the signing of the respective contracts.

•	On July 24, 2015, the Bank received a notification from Banco Santander (Spain) announcing that the aforementioned transaction was automatically terminated since the global operation established in the global agreement signed by Banco Santander (Spain) on June 2014 was not concluded within the twelve-month acceptation period. Therefore, the transaction was not concluded.

•	Banco Santander (Spain) made a second offer to the Bank to purchase its custodial business. This offer was accepted by the Bank. The agreed sale price was 1,191 million pesos.

•	This offer required the Bank to transfer its custodial business and it was subject to the following conditions: i) was valid until June 30, 2016; ii) was subject to the same conditions established in the global agreement signed by Banco Santander (Spain); iii) authorizations must be obtained from the Mexican authorities to create a new entity whose purpose is the operation of the custodial business in Mexico; iv) was dependent on the successful completion of the overall transaction, if it was early terminated, the transaction would also early terminate in Mexico; and v) the transaction should be formalized through the signing of the respective contracts.

As of the date of issuance of these consolidated financial statements, there has not been a new offer from Banco Santander (Spain) or a notification indicating that the aforementioned transaction was terminated. However, Banco Santander (Spain) received from the Mexican authorities the authorization to create a new entity whose purpose will be the operation of the custodial business in Mexico.

3.3	Scotiabank Inverlat loan portfolio acquisition

On November 26, 2014, the Bank entered into an agreement to acquire a non-revolving consumer loans portfolio from Scotiabank Inverlat (Scotiabank).

On March 17, 2015, after having obtained applicable regulatory authorizations, the Bank signed a contract with Scotiabank to acquire the non-revolving consumer loans portfolio. This acquisition was finalized on April 2015. The acquired portfolio consists of 39,252 loans with a face value of 3,179 million pesos.

The fair value of the acquired loan portfolio was 3,002 million pesos.

3.4	New auditors 2016

The Board of Directors of the Bank by meeting on July 23, 2015, agreed to appoint PricewaterhouseCoopers, S.C., as the external auditor of the Bank to conduct the audit of the consolidated financial statements from 2016, 2017 and 2018. This decision was taken in line with corporate governance guidelines recommendations periodic rotation of the external auditor, on the proposal of the Audit Committee.

4.   Immaterial misstatement on consolidated statement of cash flows from prior years

The Bank identified an immaterial misstatement in its 2015 and 2014 consolidated statement of cash flows. The Bank incorrectly calculated the effect of foreign exchange rate changes on foreign currency cash deposits. This change had no impact to net decrease in cash and cash equivalents in 2015 and 2014 and had no impact on cash and cash equivalents as of December 31, 2015 and 2014.

The Bank has deemed this misstatement immaterial to its previously issued consolidated statements of cash flows taken as a whole. The following table reflects the changes in the consolidated statement of cash flow for the years ended December 31, 2015 and December 31, 2014:

As of December 31, 2014	As originally reported	Adjustments	As adjusted
A. CASH FLOWS FROM OPERATING ACTIVITIES:	5,240	2,706	7,946
Adjustments made to obtain the cash flows from operating activities-	2,562	2,706	5,268
Effect of foreign exchange rate changes on foreign currency cash deposits	(2,874)	2,706	(168)
Net (increase)/decrease in operating assets-	(83,725)	-	(83,725)
Net increase/(decrease) in operating liabilities-	76,500	-	76,500
Income tax paid	(3,594)	-	(3,594)
Dividends received from equity instruments	137	-	137

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(2,499)	-	(2,499)

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(3,473)	-	(3,473)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	2,874	(2,706)	168
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,142	-	2,142
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	49,681	-	49,681
G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	51,823	-	51,823

As of December 31, 2015	As originally reported	Adjustments	As adjusted
A. CASH FLOWS FROM OPERATING ACTIVITIES:	11,938	5,567	17,505
Adjustments made to obtain the cash flows from operating activities-	404	5,567	5,971
Effect of foreign exchange rate changes on foreign currency cash deposits	(5,733)	5,567	(166)
Net (increase)/decrease in operating assets-	(214,901)	-	(214,901)
Net increase/(decrease) in operating liabilities-	213,440	-	213,440
Income tax paid	(1,187)	-	(1,187)
Dividends received from equity instruments	118	-	118

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(2,946)	-	(2,946)

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(6,760)	-	(6,760)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	5,733	(5,567)	166
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	7,965	-	7,965
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	51,823	-	51,823
G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	59,788	-	59,788

5.   Distribution of the Bank's profit and Earnings per share

5.1	Distribution of the Bank's profit

The distributions of the Bank's net profit for the years ended December 31, 2014 and 2015 approved by the Board of Directors during the annual general meetings are as follows:

	2014	2015

Profit of the year	13,360	14,064
Dividends declared	3,473	6,760
Dividend per share (pesos)	0.04	0.08
Date of payment	12/29/2014	05/28/2015 and 12/21/2015

5.2	Earnings per share from continuing operations and discontinued operations

i.	Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to the Parent by the weighted average number of shares issued during the year (see Note 29.a.), excluding the average number of treasury shares, if any, held in the year.

Accordingly, basic earnings per share were determined as follows:

	2014	2015

Profit attributable to the Parent	13,359	14,051
Profit attributable to the Parent from discontinued operations (net of non-controlling interests)	-	-
Profit from continuing operations (net of non-controlling interests)	13,359	14,051
Weighted average number of shares outstanding	80,855,403,803	80,855,403,803
Basic earnings per share (pesos)	0.17	0.17
Basic earnings per share from discontinued operations (pesos)	-	-
Basic earnings per share from continuing operations (pesos)	0.17	0.17

ii	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued are adjusted to take into account all the dilutive effects inherent to potential shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	2014	2015

Profit attributable to the Parent	13,359	14,051
Profit attributable to the Parent from discontinued operations (net of non-controlling interests)	-	-
Profit from continuing operations (net of non-controlling interests)	13,359	14,051
Weighted average number of shares outstanding	80,855,403,803	80,855,403,803
Dilutive effect of rights on shares	-	-
Adjusted number of shares	80,855,403,803	80,855,403,803
Diluted earnings per share (pesos)	0.17	0.17
Diluted earnings per share from discontinued operations (pesos)	-	-
Diluted earnings per share from continuing operations (pesos)	0.17	0.17

6.   Compensation of Directors, Executive Officers and other key management personnel

The Bank considers as key management personnel the directors, the executive officers and the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

a)	Remuneration of directors

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. Accordingly, only independent directors receive compensation for their duties. Under Mexican law, we are not required to disclose on an individual basis the compensation of our directors, our executive officers and the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee, and we do not otherwise publicly disclose such information.

The aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Bank amounted to 11 million pesos during 2014 and 13 million pesos during 2015, which were paid as attendance fees by the Group.

b)	Remuneration of executive officers

The aggregate amount for compensation and benefits generated during 2014 to executive officers amounted to 339 million pesos and 282 million pesos during 2015. This amount includes annual salary, Christmas bonus, vacation bonus and performance bonus. Also, the amount paid at December 31, 2014, includes a fixed fee in connection with the closing of the global public offering of our Parent company. The main benefits paid to the Bank’s officers are: Christmas bonus, vacation bonus, holidays, performance bonus, health care services, health insurance, life insurance and retirement fund.

The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus may vary depending on the department and activities performed by each member.

c)	Post-employment and other long-term benefits

Our executive officers may participate in the same pension and medical expenses plan that is available to the Bank’s employees, but at different contribution percentages to the ones made by the rest of the employees.

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 468 million pesos at December 31, 2014 and 361 million pesos at December 31, 2015.

d)	Global Program – Performance share plan

The Bank participates in a share-based variable compensation plan launched by Banco Santander (Spain) as part of the growth strategy implemented in 2008. The Plan was implemented through the granting of a predetermined number of shares of Banco Santander (Spain) to certain executive officers and other executives of the Bank, based on the extent to which certain targets were achieved. The last cycle of this plan expired on June 30, 2014 (see Note 41.b.).

e)	Local Program

The Bank established a share-based variable compensation plan for its executive officers and other executives (Local Program). The plan is settled through equity instruments of our Parent company and is recognized as a cash-settled share-based payment transaction. Details of the plan are presented in Note 41.c.

f)	Corporate performance shares plan

On March 28, 2014, the shareholders of Banco Santander (Spain) approved a new share-based variable compensation plan denominated “Corporate performance shares plan 2014” applicable only to a certain group of executive officers. This plan provides for a variable compensation tied to the performance of the stock of Banco Santander (Spain). The Corporate performance shares plan 2014 is payable in shares of our Parent company and will begin on July 1, 2015. Details of the plan are presented in Note 41.d.

g)	Loans to executive officers

The loans conferred to executive officers amount to 70 million pesos and 52 million pesos as of December 31, 2014 and 2015, respectively.

7.   Cash and balances with the Central Bank

The breakdown by type of balances of Cash and balances with the Central Bank is as follows:

	01/01/2014	12/31/2014	12/31/2015

Cash	16,954	15,927	23,040
Central Bank compulsory deposits	31,320	35,872	35,872
Deposits in the Central Bank	1,326	24	876
Accrued interest	81	-	-
	49,681	51,823	59,788

Central Bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received from third parties. Due to the nature of these compulsory deposits, management considered them as restricted assets.

Note 44.a. includes a breakdown of the remaining maturity of Cash and balances with the Central Bank and of the related average interest rates. The compulsory deposits required by the Central Bank have an indefinite term. Additionally, Note 44.c. includes the fair value amounts of these assets.

8.   Loans and advances to credit institutions

The breakdown by classification, type and currency of the balances of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	01/01/2014	12/31/2014	12/31/2015

Classification:
Other financial assets at fair value through profit or loss	70,594	27,379	735
Loans and receivables	51,097	67,151	57,441
	121,691	94,530	58,176
Type:
Reciprocal accounts	9,997	26,167	14,192
Time deposits	101	98	98
Guarantee deposits - Collateral delivered for OTC derivatives transactions (Note 32)	15,272	20,758	30,223
Reverse repurchase agreements	70,594	27,379	735
Call money transactions granted	17,560	11,098	-
Other accounts	8,167	9,030	12,928
	121,691	94,530	58,176
Currency:
Peso	105,027	59,094	23,176
US Dollar	16,584	35,416	34,975
Other currencies	80	20	25
	121,691	94,530	58,176

As of January 1, 2014, time deposits consist of 101 million pesos. As of December 31, 2014 and 2015, time deposits consist of 98 million pesos in both years. These deposits are related to deposits that the Bank holds in Mexican banks that reprice every 182 days with a fixed interest rate of 1.5%.

“Call money transactions granted” represent interbank loan transactions agreed for periods equal to or less than 2 business days. As of December 31, 2015, there are no call money transactions granted. As of January 1, 2014 and as of December 31, 2014, these transactions are as follows:

	Days	Interest Rate	01/01/2014

Mexican financial institutions	2	3.50%	17,560
			17,560

	Days	Interest Rate (average)	12/31/2014

Mexican financial institutions	2	2.96%	11,098
			11,098

As of January 1, 2014 and as of December 31, 2014 and 2015, 141 million pesos, 173 million pesos and 311 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with derivatives transactions in organized markets, and are classified as restricted assets within Loans and advances to credit institutions – Loans and receivables.

As of January 1, 2014 and as of December 31, 2014 and 2015, 15,272 million pesos, 20,758 million pesos and 30,223 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with OTC derivatives transactions, and are classified as restricted assets within Loans and advances to credit institutions – Loans and receivables (see Note 32).

As of January 1, 2014 and as of December 31, 2014 and 2015, 70,652 million pesos, 27,589 million pesos and 748 million pesos, respectively, of debt securities have been received as collaterals in connection with the reverse repurchase agreement transactions within Loans and advances to credit institutions – Other financial assets at fair value through profit or loss (see Note 31).

Note 44.a. includes a breakdown of the remaining maturity of Loans and advances to credit institutions and of the related average interest rates. Additionally, Note 44.c. includes the fair value amounts of these assets classified as Loans and advances to credit institutions – Loans and receivables.

9.   Debt instruments

a)	Breakdown

The breakdown by classification, type and currency of the balances of Debt instruments is as follows:

	01/01/2014	12/31/2014	12/31/2015

Classification:
Financial assets held for trading	98,589	110,717	208,213
Available-for-sale financial assets	61,423	83,029	113,525
Loans and receivables	5,659	5,835	6,011
	165,671	199,581	327,749
Type:
Mexican government debt securities	140,946	159,928	282,620
Of which:
Collateral delivered for OTC transactions (Note 32)	169	453	770
Foreign government debt securities	13,441	24,734	31,162
Of which:
Brazilian Government Notes	1,651	24,693	20,813
US Government Treasury Bills (TBILLS)	11,790	41	10,349
Debt securities issued by financial institutions	3,443	4,818	7,826
Other debt securities	7,841	10,101	6,141
	165,671	199,581	327,749
Currency:
Peso	146,764	170,575	289,226
US Dollar	16,118	3,070	14,100
Brazilian Real	1,651	24,693	20,813
Other currencies	1,138	1,243	3,610
	165,671	199,581	327,749

As of January 1, 2014 and as of December 31, 2014 and 2015, 169 million pesos, 453 million pesos and 770 million pesos, respectively, of debt instruments, have been pledged in connection with OTC derivatives transactions, and are classified as restricted assets within Debt instruments – Financial assets held for trading (see Note 32).

As of January 1, 2014 and as of December 31, 2014 and 2015, 12,617 million pesos, 14,432 million pesos and 23,921 million pesos, respectively, of Debt instruments, have been pledged in connection with securities loans transactions in which the lender is the Central Bank and are classified as restricted assets within Debt instruments – Financial assets held for trading.

The breakdown of the Debt instruments classified as Held for trading is as follows:

	01/01/2014	12/31/2014	12/31/2015

Federal Treasury Securities (CETES)	35,745	10,931	26,843
United Mexican States Bonds (UMS)	333	564	529
Federal Mexican Government Development Bonds (BONDES)	13,293	32,317	99,230
M and M10 Mexican Government Bonds	10,924	2,421	11,029
Mexican Bank Saving Protection Bonds (BPATs)	22,382	46,076	47,176
Federal Mexican Government Development Bonds in UDIS(1) (UDIBONDS)	10,698	9,626	14,656
Other Mexican Government debt securities	457		-
TBILLS	15	41	-
Other debt securities	4,742	8,741	8,750
	98,589	110,717	208,213

(1)	“UDIs” are Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index (“Índice Nacional de Precios al Consumidor”). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2015, one UDI was equal to 5.381175 pesos.

The breakdown of the Debt instruments classified as Available-for-sale is as follows:

	01/01/2014	12/31/2014	12/31/2015

UMS	1,987	1,775	3,995
Federal Mexican Government Development Bonds (BONDES)	3,131	-	-
M, M3 and M5 Mexican Government Bonds	26,558	30,982	52,720
BPATs	5,019	14,566	15,794
UDIBONDS	4,760	4,835	4,637
TBILLS	11,775	-	10,349
Brazilian Government Notes	1,651	24,693	20,813
Other debt securities	6,542	6,178	5,217
	61,423	83,029	113,525
Of which:
Before allowance for impairment losses	61,423	83,029	113,525
Allowance for impairment losses	-	-	-
	61,423	83,029	113,525

The breakdown by issuer rating of Debt instruments at January 1, 2014 is as follows:

	Private Debt	Sovereign Debt	Total	%

A	6,852	152,067	158,919	95.93%
BBB	3,218	2,320	5,538	3.34%
BB	314	-	314	0.19%
Below BB	900	-	900	0.54%
	11,284	154,387	165,671	100%

The breakdown by issuer rating of Debt instruments at December 31, 2014 is as follows:

	Private Debt	Sovereign Debt	Total	%

A	12,084	157,588	169,672	85.02%
BBB	1,931	27,074	29,005	14.53%
BB	904	-	904	0.45%
	14,919	184,662	199,581	100%

The breakdown by issuer rating of Debt instruments at December 31, 2015 is as follows:

	Private Debt	Sovereign Debt	Total	%

AAA	-	10,349	10,349	3.15%
A	6,930	245,243	252,173	76.94%
BBB	3,034	4,524	7,558	2.31%
Below BBB	-	20,813	20,813	6.35%
BB	3,784	32,853	36,637	11.18%
Below BB	219	-	219	0.07%
	13,967	313,782	327,749	100%

The distribution of exposure by rating shown in the foregoing table has been affected by the reviews of sovereign issuer ratings conducted in recent years. The main review in 2015 was that of Brazil (from BBB to Below BBB). Also, at December 31, 2015 the exposures with BBB ratings included mainly the sovereign exposures in Mexico, while those with ratings Below BBB included the sovereign exposures in Brazil (as of June 30, 2016, the sovereign rating of Brazil is BB).

The breakdown of the Debt instruments classified as Loans and receivables is as follows:

	01/01/2014	12/31/2014	12/31/2015

Special CETES - program of credit support and additional benefits to Mexican States and Municipalities	2,317	2,389	2,462
Special CETES - support program for housing loan debtors	3,342	3,446	3,549
	5,659	5,835	6,011

Type:
Unquoted	5,659	5,835	6,011
Of which:
Before allowance for impairment losses	5,659	5,835	6,011
Allowance for impairment losses	-	-	-
	5,659	5,835	6,011

b)	Changes

The changes in Available-for-sale – Debt instruments, disregarding the allowance for impairment losses, were as follows:

	2014	2015

Beginning balance	61,423	83,029
Net additions/(disposals)	21,533	30,527
Valuation adjustments	334	(192)
Amounts reclassified to consolidated income statement	(261)	161
Balance at year-end	83,029	113,525

As of January 1, 2014 and as of December 31, 2014 and 2015, 8,207 million pesos, 17,370 million pesos and 22,831 million pesos, respectively, of Mexican government securities (M Bonds, BPATs, UMS and other debt securities) have been pledged in connection with repurchase agreements transactions, and are classified as restricted assets within Debt instruments – Available-for-sale.

c)	Allowance for impairment losses

As of January 1, 2014 and as of December 31, 2014 and 2015 and during 2014 and 2015, the Bank has not recognized any impairment on Debt Instruments – Available-for-sale (see Note 28).

d)	Other information

Note 44.a. contains a breakdown of the remaining maturity periods of Available-for-sale – Debt Instruments and the related average interest rates. Additionally, Note 44.c. includes the fair value amounts of these assets classified as Debt instruments – Loans and receivables.

10. Equity instruments

a)	Breakdown

The breakdown by classification and type of Equity instruments is as follows:

	01/01/2014	12/31/2014	12/31/2015

Classification:
Financial assets held for trading	4,885	4,510	1,878
Available-for-sale financial assets	444	311	348
Of which:
Others	444	311	348
Of which:
Before allowance for impairment losses	444	311	348
Allowance for impairment losses	-	-	-
	5,329	4,821	2,226
Type:
Shares of Mexican companies	4,618	3,971	2,200
Shares of foreign companies	711	850	26
	5,329	4,821	2,226

As of January 1, 2014 and as of December 31, 2014 and 2015, 323 million pesos, 439 million pesos and 52 million pesos, respectively, of equity instruments have been pledged in connection with derivatives traded in organized markets, and are classified as restricted assets within Equity instruments – Financial assets held for trading (see Note 32).

As of January 1, 2014 and as of December 31, 2014 and 2015, 131 million pesos, 567 million pesos and 492 million pesos, respectively, of Equity Instruments have been delivered in connection with securities loan transactions in which the lender is the Bank, and are classified as restricted assets within Equity instruments – Financial assets held for trading.

As of January 1, 2014 and as of December 31, 2014 and 2015, 150 million pesos 637 million pesos and 551 million pesos, respectively, of equity instruments have been received as guarantees and/or collateral in connection with the securities loans transactions within Equity instruments – Financial assets held for trading (see Note 31).

As of January 1, 2014 and as of December 31, 2015, 29 million pesos and 492 million pesos, respectively, of Equity instruments, have been pledged in connection with securities loans transactions in which the lender is the Central Bank and are classified as restricted assets within Equity instruments – Financial assets held for trading.

Note 44.a. contains a breakdown of the remaining maturity periods of these assets.

b)	Changes

The changes in Available-for-sale – Equity instruments, disregarding the allowance for impairment losses, were as follows:

	2014	2015

Beginning balance	444	311
Transfer to non-current assets held for sale	-	-
Net additions/(disposals)	(87)	41
Valuation adjustments	(46)	(4)
Amounts reclassified to consolidated income statement	-	-
Balance at year-end	311	348

Note 28.a. includes a breakdown of the valuation adjustments recognized in Total equity on Available-for-sale financial assets.

c)	Allowance for impairment losses

As of January 1, 2014 and as of December 31, 2014 and 2015 and during 2014 and 2015, the Bank has not recognized any impairment on Equity Instruments – Available-for-sale.

11. Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The breakdown by type of inherent risk of the fair value of the Trading derivatives arranged by the Bank is as follows (see Note 32):

	01/01/2014		12/31/2014		12/31/2015
	Debit Balance	Credit Balance	Debit Balance	Credit Balance	Debit Balance	Credit Balance

Interest rate risk	44,587	44,616	37,584	37,570	35,156	35,969
Currency risk	27,566	26,424	53,055	55,709	80,258	87,159
Market price risk	768	733	1,785	1,563	1,367	1,437
	72,921	71,773	92,424	94,842	116,781	124,565

b)	Short positions

Following is a breakdown of the carrying amount of the Short positions:

	01/01/2014	12/31/2014	12/31/2015

Securities loans:
Debt instruments	11,947	13,695	23,475
Equity instruments	392	382	130
	12,339	14,077	23,605
Short sales:
Debt instruments (*)	52,087	27,886	24,403
	64,426	41,963	48,008
(*)	These figures include financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements of 51,964 million pesos, 27,301 million pesos and 23,249 million pesos as of January 1, 2014 and as of December 31, 2014 and December 31, 2015, respectively.

Note 44.a. contains a breakdown of the remaining maturity periods of these liabilities.

12. Loans and advances to customers

a)	Detail

The detail by classification of Loans and advances to customers in the consolidated balance sheets is as follows:

	01/01/2014	12/31/2014	12/31/2015

Other financial assets at fair value through profit or loss	16,901	5,122	27,702
Loans and receivables	384,745	457,239	535,260
	401,646	462,361	562,962
Of which:
Before allowance for impairment losses	415,410	477,559	581,711
Allowance for impairment losses	(13,764)	(15,198)	(18,749)
	401,646	462,361	562,962

As of January 1, 2014 and as of December 31, 2014 and 2015, 2,880 million pesos, 2,243 million pesos and 1,609 million pesos, respectively, of loans and advances to customers have been pledged in connection with derivatives traded in organized markets, and are classified as restricted assets within Loans and advances to customers (see Note 32).

Note 44.a. includes a breakdown of the remaining maturity of Loans and advances to customers and of the related average interest rates. Additionally, Note 44.c. includes the fair value amounts of these assets classified as Loans and advances to customers – Loans and receivables.

b)	Breakdown

The following is a breakdown by loan type, borrower sector, geographical area of residence and interest rate formula of the Loans and advances to customers. This breakdown reflects the Bank's exposure to credit risk in its core business, disregarding the allowance for impairment losses:

	01/01/2014	12/31/2014	12/31/2015

By loan type:
Commercial, financial and industrial loans	191,142	222,230	268,955
Public sector loans	37,387	55,862	59,922
Mortgage loans	88,269	102,935	116,404
Reverse repurchase agreements	16,901	5,122	27,702
Installment loans to individuals-
Revolving consumer credit card loans	38,450	40,124	45,929
Non-revolving consumer loans	28,086	32,856	43,057
Impaired loans	15,175	18,430	19,742
	415,410	477,559	581,711
By borrower sector:
Public sector	37,387	55,865	59,925
Individuals	161,657	184,770	215,459
Communications and transportation	12,437	10,879	21,619
Construction	32,707	33,027	36,350
Manufacturing	45,816	48,242	58,309
Services	110,118	128,559	163,469
Tourism	7,218	6,309	12,436
Other sectors	8,070	9,908	14,144
	415,410	477,559	581,711
By geographical area:
Mexico	415,410	477,559	581,711
	415,410	477,559	581,711
By interest rate:
Fixed rate	170,619	183,682	231,973
Floating rate	244,791	293,877	349,738
	415,410	477,559	581,711

As of January 1, 2014 and as of December 31, 2014 and 2015, 16,927 million pesos, 5,122 million pesos and 27,695 million pesos, respectively, of debt securities have been received as collaterals in connection with the reverse repurchase agreement transactions within Loans and advances to customers – Other financial assets at fair value through profit or loss (see Note 31).

c)	Allowance for impairment losses

The changes in the allowance for impairment losses on Loans and advances to customers were as follows:

	2014	2015

Beginning balance	(13,764)	(15,198)

Impairment losses on financial assets – Loans and receivables (*)	(14,831)	(17,766)
Of which:
Individually assessed	(3,925)	(6,172)
Collectively assessed	(10,906)	(11,594)

Others	(113)	(209)

Write-off of impaired balances against recorded allowance for impairment losses	13,510	14,424
Balance at year-end	(15,198)	(18,749)

Of which:
By method of assessment:
Individually	(6,031)	(7,943)
Collectively	(9,167)	(10,806)
By geographical location of risk:
Mexico	(15,198)	(18,749)
By classification of assets:
Loans and advances to customers	(15,198)	(18,749)

(*)	The amount of impairment losses on financial assets – Loans and receivables presented in the consolidated income statement is net of recoveries and legal expenses in the amount of 1,699 million pesos in 2014 and 1,725 million pesos in 2015.

d)	Impaired loans

The breakdown of the changes in the balance of the financial assets classified as Loans and receivables – Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	2014	2015

Beginning balance	15,175	18,430
Additions	24,848	30,006
Transfers to performing loans	(8,083)	(14,270)
Written-off assets	(13,510)	(14,424)
Balance at year-end	18,430	19,742

The breakdown of the balance of the financial assets classified as Loans and receivables – Loans and advances to customers between no past due and past due at January 1, 2014 is as follows:

	With no Past Due Balances or Less than 3 Months Past Due	With Balances Past Due by
		3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:
Commercial, financial and industrial loans	2,654	2,153	2,323	749	446	8,325
Mortgage loans	773	770	537	441	1,069	3,590
Installment loans to individuals
Of which:
Revolving consumer credit card loans	875	457	-	-	-	1,332
Non-revolving consumer loans	841	1,072	7	2	6	1,928
	5,143	4,452	2,867	1,192	1,521	15,175

The breakdown of the balance of the financial assets classified as Loans and receivables – Loans and advances to customers between no past due and past due at December 31, 2014 is as follows:

	With no Past Due Balances or Less than 3 Months Past Due	With Balances Past Due by
		3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:
Commercial, financial and industrial loans	1,675	2,209	515	127	5,049	9,575
Mortgage loans	1,128	956	869	625	1,671	5,249
Installment loans to individuals
Of which:
Revolving consumer credit card loans	657	1,323	-	-	-	1,980
Non-revolving consumer loans	711	899	16	-	-	1,626
	4,171	5,387	1,400	752	6,720	18,430

The breakdown of the balance of the financial assets classified as Loans and receivables – Loans and advances to customers between no past due and past due at December 31, 2015 is as follows:

	With no Past Due Balances or Less than 3 Months Past Due	With Balances Past Due by
		3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:
Commercial, financial and industrial loans	2,449	1,050	699	337	5,138	9,673
Mortgage loans	1,446	553	909	673	2,933	6,514
Installment loans to individuals
Of which:
Revolving consumer credit card loans	263	1,583	-	-	-	1,846
Non-revolving consumer loans	381	803	508	9	8	1,709
	4,539	3,989	2,116	1,019	8,079	19,742

e)	Renegotiated loans

Renegotiated loans include renegotiation of performing loans and impaired loans, as contractual terms of a loan may be modified not only due to concerns about the borrower’s ability to meet contractual payments, but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. A breakdown of renegotiated loans during the years ended December 31, 2014 and 2015 is as follows:

	For the Year Ended 12/31/2014				For the Year Ended 12/31/2015
	Performing loans		Impaired Loans	Total	Performing loans		Impaired Loans	Total
	Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors			Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors

Commercial, financial and industrial loans	694	-	2,040	2,734	3,219	-	1,591	4,810
Mortgage loans	1	-	-	1	-	-	-	-
Installment loans to individuals	542	-	799	1,341	96	-	294	390
Total	1,237	-	2,839	4,076	3,315	-	1,885	5,200
Percentage	30%	-	70%	100%	64%	-	36%	100%

Impaired loans that are renegotiated continue to be classified as impaired loans until the sustained payment criteria is reached as described in Note 2.g.

The types of terms that are typically renegotiated include: (a) modifications to the contractual terms of loans, such as payment terms, interest rates and currency, or (b) modifications to the guarantees that cover the loans.

The Bank has implemented renegotiation programs which include options for the borrowers to extend payment terms, reduction in scheduled installments of principal and interest repayments, consolidation of debt and other forms of loan modifications as follows:

-	Commercial, financial and industrial loans – Due to the nature of these portfolios, renegotiations are made on an individual, ad-hoc basis, depending on borrower risk, profile and other factors.

-	Installment loans to individuals – The renegotiation programs offered in this portfolio generally a) convert the revolving consumer credit card loans to installment arrangements, or b) depending on customer risk, profile and other factors, the Bank can either lower the applicable interest rate or extend the payment terms by up to 60 months.

See Note 47 (5.4.7 Recovery management) for additional information regarding restructured and refinanced loan portfolios.

f)	Maximum exposure to credit risk and credit quality information

Maximum exposure to credit risk

The tables below represent the Bank’s maximum exposure to credit risk by class of financial instrument (except for hedging derivatives) and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments. The maximum exposure to credit risk includes the carrying amounts of financial instruments recognized on the consolidated balance sheet subject to credit risk and the nominal amounts for off-balance-sheet commitments.

Where available, collaterals are presented at fair value; for other collaterals such as real estate and other assets, best estimates of fair value are used. Other credit enhancements such as guarantees are included at their nominal amounts.

Collateral or guarantees are credit enhancements in the form of an asset or third-party obligation that serve to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. The Bank’s collaterals or guarantees are contractual and are typically classified as follows:

-	Financial and other collateral, which enables the Bank to recover all or part of the outstanding exposure by liquidating the collateral asset provided in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (debt or equity securities), collection rights, inventory, equipment and real estate are included in this category:

-	Cash collateral received – Cash collateral requested from financial and corporate customers to secure the payments in OTC derivative transactions.

-	Collateralized by securities – Collateral to secure the payments in repurchase agreements and reverse repurchase agreements.

-	Collection rights – Highly liquid and realizable guarantees, which are mainly comprised of standby letters and pledges on funds and securities.

-	Real estate.

-	Guarantee collateral, which complements the borrower’s ability to fulfill its obligation under the legal contract and, as such, is provided by third parties in the form of individual guarantee by endorsement or cosigners, where individuals or companies act as guarantors of the loan transaction.

Collaterals and other credit enhancements related to the commercial portfolio are subject to at least an annual review. In the case of guarantees, the guarantor’s ability to perform under the guarantee contract is reviewed through an analysis of the financial position of the borrower and the guarantor. There are cases where the Bank has attempted to seek recovery through the execution of a third-party guarantee and has initially been denied such recovery. Please see Note 2.g. for an explanation of how the credit ratings of guarantors affect our allowance for impairment losses.

For the retail portfolio, a review of its collaterals and other credit enhancements is performed on a periodic basis depending on the history of the payment performance of the borrower.

For the real estate collaterals, appraisals are obtained as of the date of origination of the loans and when the loan is classified as impaired.

See Note 47 (5.4.4 Transaction decision-making – Credit risk mitigation techniques) for additional information regarding collaterals.

The breakdown is as follows:

	Maximum Exposure to Credit Risk	01/01/2014
		Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
		Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets held for trading	171,561	-	-	2,942	797	-	-	-
Other financial assets at fair value through profit or loss	86,361	-	-	-	87,579	-	-	-
Available-for-sale financial assets	61,423	-	-	-	-	-	-	-
Loans and receivables:	455,265	239,550	215,715	-	-	60,616	149,356	38,564
Of which:
Loans and advances to credit institutions	51,097	51,097	-	-	-	-	-	-
Loans and advances to customers	398,509	182,794	215,715	-	-	60,616	149,356	38,564
Commercial, financial and industrial loans	199,467	86,454	113,013	-	-	22,946	63,398	32,359
Public sector loans	37,387	24,956	12,431	-	-	37,670	-	6,205
Mortgage loans	91,859	1,588	90,271	-	-	-	85,958	-
Installment loans to individuals:
Revolving consumer credit card loans	39,782	39,782	-	-	-	-	-	-
Non-revolving consumer loans	30,014	30,014	-	-	-	-	-	-
Debt instruments	5,659	5,659	-	-	-	-	-	-
Guarantees, documentary credits and loan commitments	55,326	55,326	-	-	-	-	-	-
Available lines of credit cards and non-revolving consumer loans	85,317	85,317	-	-	-	-	-	-
	915,253	380,193	215,715	2,942	88,376	60,616	149,356	38,564

(1)	Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.

(3)	Public sector loan rights are guaranteed by Mexican government entities.

	Maximum Exposure to Credit Risk	12/31/2014
		Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
		Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights(3)	Real Estate(2)	Guarantees

Financial assets held for trading	203,141	-	-	2,361	5,959	-	-	-
Other financial assets at fair value through profit or loss	32,501	-	-	-	32,711	-	-	-
Available-for-sale financial assets	83,029	-	-	-	-	-	-	-
Loans and receivables:	545,423	305,072	240,351	-	-	97,844	185,769	22,301
Of which:
Loans and advances to credit institutions	67,151	67,151	-	-	-	-	-	-
Loans and advances to customers	472,437	232,086	240,351	-	-	97,844	185,769	22,301
Commercial, financial and industrial loans	231,802	114,090	117,712	-	-	47,820	80,080	22,301
Public sector loans	55,865	39,814	16,051	-	-	50,024	-	-
Mortgage loans	108,184	1,596	106,588	-	-	-	105,689	-
Installment loans to individuals:
Revolving consumer credit card loans	42,104	42,104	-	-	-	-	-	-
Non-revolving consumer loans	34,482	34,482	-	-	-	-	-	-
Debt instruments	5,835	5,835
Guarantees and loan commitments	49,154	49,154	-	-	-	-	-	-
Available lines of credit cards and non-revolving consumer loans	79,631	79,631	-	-	-	-	-	-
	992,879	433,857	240,351	2,361	38,670	97,844	185,769	22,301

(1)	Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.

(3)	Public sector loan rights are guaranteed by Mexican government entities.

	Maximum Exposure to Credit Risk	12/31/2015
		Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
		Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets held for trading	324,994	-	-	1,891	7,879	-	-	-
Other financial assets at fair value through profit or loss	28,437	-	-	-	28,443	-	-	-
Available-for-sale financial assets	113,525	-	-	-	-	-	-	-
Loans and receivables:	617,461	309,013	308,448	-	-	104,812	187,603	36,966
Of which:
Loans and advances to credit institutions	57,441	57,441	-	-	-	-	-	-
Loans and advances to customers	554,009	245,561	308,448	-	-	104,812	187,603	36,966
Commercial, financial and industrial loans	278,625	99,795	178,830	-	-	49,169	80,805	34,463
Public sector loans	59,925	38,532	21,393	-	-	55,606	-	2,503
Mortgage loans	122,918	15,472	107,446	-	-	-	105,475	-
Installment loans to individuals:
Revolving consumer credit card loans	47,775	47,775	-	-	-	-	-	-
Non-revolving consumer loans	44,766	43,987	779	-	-	37	1,323	-
Debt instruments	6,011	6,011	-	-	-	-	-	-
Guarantees and loan commitments	40,874	40,874	-	-	-	-	-	-
Available lines of credit cards and non-revolving consumer loans	72,841	72,841	-	-	-	-	-	-
	1,198,132	422,728	308,448	1,891	36,322	104,812	187,603	36,966

(1)	Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.

(3)	Public sector loan rights are guaranteed by Mexican government entities.

Credit quality information

For the commercial loans (except SMEs) and public sector loans, in order to achieve equivalent internal ratings in the different models available and to make them comparable with the external ratings of rating agencies, the Bank has developed a master rating scale. The equivalence is established through the PD associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies. The internal rating scale and mapping of external ratings are as follows:

Internal Rating	Equivalence with
	Standard & Poor’s	Moody’s

9.3	AAA	Aaa
9.2	AA+	Aa1
9.0	AA	Aa2
8.6	AA-	Aa3
8.1	A+	A1
7.7	A	A2
7.3	A-	A3
6.7	BBB+	Baa1
6.1	BBB	Baa2
5.6	BBB-	Baa3
5.0	BB+	Ba1
4.4	BB	Ba2
3.9	BB-	Ba3
3.3	B+	B1
2.7	B	B2
2.2	B-	B3
1.6	CCC	Caa1
1.0	CC	Ca

For commercial loans (SMEs), mortgage loans and installment loans (revolving credit card consumer loans and non-revolving consumer loans), incurred losses are calculated using statistical methods without taking internal ratings into consideration. However, based on criteria set forth by the CNBV and a combination of internal scorecards, client financial information and qualitative criteria, ratings are assigned as follows:

Rating	Equivalence

A-1	Minimum Risk (Solid)
A-2	Low Risk (Outstanding)
B-1	Normal Risk (Good)
B-2	Normal Risk
B-3	Satisfactory
C-1	Normal Risk (Adequate)
C-2	Medium Risk (Weak)
D	High Risk (Poor)
E	Probable Loss

Credit quality information by rating category

The tables below represent the classification by rating category of the commercial loans and public sector loans and their related guarantees and loan commitments not recognized on the consolidated balance sheet:

	01/01/2014
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans	-	-	39	770	3,408	8,983	7,963	32,191	48,966	28,069	15,201	5,054	2,506	2,354	134	26	55	-	301	2,037	158,057
Public sector loans	-	-	-	-	23,107	269	-	3,808	2,213	3,966	3,449	675	-	-	-	-	-	-	-	(100)	37,387
	-	-	39	770	26,515	9,252	7,963	35,999	51,179	32,035	18,650	5,729	2,506	2,354	134	26	55	-	301	1,937	195,444

Financial instruments not recognized on the balance sheet:
Guarantees	-	-	-	1,421	903	1,415	713	10,354	205	1,439	-	14	-	60	-	-	-	-	-	-	16,524
Loan commitments	-	-	-	96	14,565	961	2,728	6,408	6,510	4,667	1,125	309	1,284	73	-	-	-	-	-	-	38,726
	-	-	-	1,517	15,468	2,376	3,441	16,762	6,715	6,106	1,125	323	1,284	133	-	-	-	-	-	-	55,250
	-	-	39	2,287	41,983	11,628	11,404	52,761	57,894	38,141	19,775	6,052	3,790	2,487	134	26	55	-	301	1,937	250,694

	12/31/2014
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans (except SMEs)	-	-	-	1,178	1,877	7,819	15,793	32,960	55,313	30,472	14,003	5,091	2,543	3,264	549	76	4,611	18	-	4,402	179,969
Public sector loans	-	-	-	-	38,028	143	-	3,804	3,556	4,080	6,316	-	-	-	-	-	-	-	-	(62)	55,865
	-	-	-	1,178	39,905	7,962	15,793	36,764	58,869	34,552	20,319	5,091	2,543	3,264	549	76	4,611	18	-	4,340	235,834

Financial instruments not recognized on the balance sheet:
Guarantees	-	-	-	456	1,208	2,612	7,085	3,664	745	699	478	38	-	-	-	-	-	-	-	-	16,985
Loan commitments	-	-	-	262	13,455	374	1,174	3,977	5,404	3,543	1,030	1,357	1,317	112	40	1	-	-	-	-	32,046
	-	-	-	718	14,663	2,986	8,259	7,641	6,149	4,242	1,508	1,395	1,317	112	40	1	-	-	-	-	49,031
	-	-	-	1,896	54,568	10,948	24,052	44,405	65,018	38,794	21,827	6,486	3,860	3,376	589	77	4,611	18	-	4,340	284,865

	12/31/2015
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans (except SMEs)	-	-	-	-	10	7,566	14,835	12,905	40,732	57,104	48,015	10,669	5,064	2,303	704	303	62	-	4,175	10,682	215,129
Public sector loans	-	-	-	-	-	37,183	942	-	1,878	2,620	10,968	1,553	-	-	-	-	-	-	-	4,781	59,925
	-	-	-	-	10	44,749	15,777	12,905	42,610	59,724	58,983	12,222	5,064	2,303	704	303	62	-	4,175	15,463	275,054

Financial instruments not recognized on the balance sheet:
Guarantees	-	-	-	190	447	1,600	8,470	5,527	5,767	1,711	1,268	297	-	-	97	-	-	-	-	2,596	27,970
Loan commitments	-	-	-	25	349	99	845	388	2,280	4,117	1,733	159	55	81	23	-	-	-	58	2,427	12,639
	-	-	-	215	796	1,699	9,315	5,915	8,047	5,828	3,001	456	55	81	120	-	-	-	58	5,023	40,609
	-	-	-	215	806	46,448	25,092	18,820	50,657	65,552	61,984	12,678	5,119	2,384	824	303	62	-	4,233	20,486	315,663

The tables below represent the classification by rating category of the commercial loans, mortgage loans, revolving consumer credit card loans and non-revolving consumer loans and their related commitments not recognized on the consolidated balance sheet:

	01/01/2014
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	20,995	7,938	1,995	1,566	4,413	1,783	710	1,913	97	-	41,410
Mortgage loans	64,520	8,560	3,545	2,329	1,319	5,228	1,714	2,358	1,138	1,148	91,859
Revolving consumer credit card loans	4,771	8,748	5,793	4,595	6,801	2,953	3,137	3,059	222	(297)	39,782
Non-revolving consumer loans	3,306	17,801	1,763	1,029	858	530	1,394	2,025	520	788	30,014
	93,592	43,047	13,096	9,519	13,391	10,494	6,955	9,355	1,977	1,639	203,065

Financial instruments not recognized on the balance sheet:
Available lines of credit cards and non-revolving consumer loans	-	-	-	85,317	-	-	-	-	-	-	85,317
Guarantees	-	-	-	-	-	-	-	-	-	1	1
Loan commitments	-	-	-	-	-	-	-	-	-	75	75
	-	-	-	85,317	-	-	-	-	-	76	85,393
	93,592	43,047	13,096	94,836	13,391	10,494	6,955	9,355	1,977	1,715	288,458

	12/31/2014
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	29,629	8,602	2,509	2,025	4,766	1,515	612	2,101	77	-	51,836
Mortgage loans	75,024	13,387	3,723	2,831	1,149	3,710	2,374	3,976	417	1,593	108,184
Revolving consumer credit card loans	5,308	8,859	5,148	6,112	7,027	3,082	2,945	3,314	309	-	42,104
Non-revolving consumer loans	8,893	18,484	896	738	650	825	1,081	1,654	298	963	34,482
	118,854	49,332	12,276	11,706	13,592	9,132	7,012	11,045	1,101	2,556	236,606

Financial instruments not recognized on the balance sheet:
Available lines of credit cards and non-revolving consumer loans	-	-	-	-	-	-	-	-	-	79,631	79,631
Guarantees	-	-	-	-	-	-	-	-	-	20	20
Loan commitments	-	-	-	-	-	-	-	-	-	103	103
	-	-	-	-	-	-	-	-	-	79,754	79,754
	118,854	49,332	12,276	11,706	13,592	9,132	7,012	11,045	1,101	82,310	316,360

	12/31/2015
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	39,504	9,717	2,084	2,394	5,106	1,722	743	2,108	117	4	63,499
Mortgage loans	80,018	15,196	4,984	7,391	1,753	4,279	1,818	4,373	665	2,441	122,918
Revolving consumer credit card loans	6,610	9,104	6,008	8,674	7,269	3,364	2,950	3,470	326	-	47,775
Non-revolving consumer loans	2,592	4,091	5,850	14,860	5,284	2,638	4,261	2,062	2,279	849	44,766
	128,724	38,108	18,926	33,319	19,412	12,003	9,772	12,013	3,387	3,294	278,958

Financial instruments not recognized on the balance sheet:
Available lines of credit cards and non-revolving consumer loans	-	-	-	-	-	-	-	-	-	72,841	72,841
Guarantees	-	-	-	-	-	-	-	-	-	-	-
Loan commitments	-	-	-	-	-	-	-	-	-	265	265
	-	-	-	-	-	-	-	-	-	73,106	73,106
	128,724	38,108	18,926	33,319	19,412	12,003	9,772	12,013	3,387	76,400	352,064

The following is a breakdown of the retail portfolios that are past due but not impaired at January 1, 2014 and December 31, 2014 and 2015, classified by type of loan and by age of the oldest past due amount.

Portions of the retail portfolio that are past due but not impaired as of January 1, 2014 are as follows:

	Current	Balances Past Due by			Total
		1 to 30 Days	31 to 60 Days	61 to 90 Days

By type of loan:
Commercial loans (SMEs)	36,717	1,968	819	607	40,111
Mortgage loans	79,602	2,982	4,253	1,432	88,269
Installment loans to individuals
Of which:
Revolving consumer credit card loans	36,578	1,310	562	-	38,450
Non-revolving consumer loans	25,065	1,539	906	576	28,086
	177,962	7,799	6,540	2,615	194,916

Portions of the retail portfolio that are past due but not impaired as of December 31, 2014 are as follows:

	Current	Balances Past Due by			Total
		1 to 30 Days	31 to 60 Days	61 to 90 Days

By type of loan:
Commercial loans (SMEs)	46,996	2,131	741	425	50,293
Mortgage loans	94,096	5,274	2,688	877	102,935
Installment loans to individuals
Of which:
Revolving consumer credit card loans	38,493	1,021	610	-	40,124
Non-revolving consumer loans	29,302	3,032	449	73	32,856
	208,887	11,458	4,488	1,375	226,208

Portions of the retail portfolio that are past due but not impaired as of December 31, 2015 are as follows:

	Current	Balances Past Due by			Total
		1 to 30 Days	31 to 60 Days	61 to 90 Days

By type of loan:
Commercial loans (SMEs)	57,943	2,516	889	785	62,133
Mortgage loans	107,441	5,366	2,620	977	116,404
Installment loans to individuals
Of which:
Revolving consumer credit card loans	43,441	1,121	776	591	45,929
Non-revolving consumer loans	38,583	3,309	612	553	43,057
	247,408	12,312	4,897	2,906	267,523

g)	Securitization

Loans and advances to customers includes the securitized loans transferred to third parties on which the Bank has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized. Note 21 details the liabilities associated with these securitization transactions (mortgage-backed bonds). The breakdown of the securitized loans, by type of financial instrument, and of the securitized loans derecognized because the stipulated requirements were met (see Note 2.e) is shown below.

	01/01/2014	31/12/2014	12/31/2015

Retained on the balance sheet
Securitized mortgage assets	359	282	226
	359	282	226

Securitization is used as a tool for diversifying the Bank’s liquidity sources. The Bank had not performed any securitization in 2014 and 2015 and prior years. This securitization corresponds to a transaction performed by the acquired entity Santander Vivienda in 2006.

The loans transferred through securitization are mortgage loans.

13. Hedging derivatives

The Bank, as part of its financial risk management strategy and for the purpose of reducing mismatches in the accounting treatment of its transactions, enters into interest rate and foreign currency hedging derivatives, depending on the nature of the hedged risk.

In line with its objective, the Bank classifies its hedges into the following categories:

-	Cash flow hedges: hedging the exposure to variability in cash flows associated with an asset, liability or highly probable forecast transaction. Thus, floating rate issues in domestic and foreign currencies, fixed rate issues in non-local currency, floating rate interbank financing and floating rate assets (bonds, commercial credit, etc.) are hedged.

-	Fair value hedges: hedging the exposure to changes in the fair value of assets attributable to an identified, hedged risk. Thus, the interest rate risk of assets (bonds, loans, etc.) with coupons or fixed interest rates, investments in entities and issuances in foreign currencies are hedged.

a)	Breakdown

The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	01/01/2014		12/31/2014		12/31/2015
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Fair value hedges	76	1,001	32	1,729	1	1,720
Cash flow hedges	224	391	4,708	2,674	12,120	7,848
	300	1,392	4,740	4,403	12,121	9,568

b)	Quantitative information

Fair value hedges

As of January 1, 2014, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,891	2,891	Peso	Loans and receivables – Interest rate risk
Interest Rate Swaps	6,478	495	US Dollar	Loans and receivables – Interest rate risk
Cross-Currency Swaps	2,183	181	US Dollar	Loans and receivables – Interest rate and foreign exchange risk
Cross-Currency Swaps	278	18	Euro	United Mexican States Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	602	30	Pound Sterling	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

As of December 31, 2014, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,780	2,780	Peso	Loans and receivables – Interest rate risk
Interest Rate Swaps	4,783	324	US Dollar	Loans and receivables – Interest rate risk
Cross-Currency Swaps	1,888	157	US Dollar	Loans and receivables – Interest rate and foreign exchange risk
Cross-Currency Swaps	278	18	Euro	United Mexican States Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	602	30	Pound Sterling	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	692	57	US Dollar	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

As of December 31, 2015, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	4,620	4,620	Peso	Loans and receivables – Interest rate risk
Interest Rate Swaps	1,659	96	US Dollar	Loans and receivables – Interest rate risk
Cross-Currency Swaps	182	14	US Dollar	Loans and receivables – Interest rate and foreign exchange risk
Cross-Currency Swaps	278	18	Euro	United Mexican States Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	251	15	Euro	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	602	30	Pound Sterling	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	1,118	86	US Dollar	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

The fair value hedges carried out by the Bank are extended in certain cases up to the year 2025.

For 2014 and 2015, the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recorded in the consolidated income statements under Gains/(losses) on financial assets and liabilities (net) (71) million pesos and 23 million pesos, respectively (see Note 38).

For 2014 and 2015, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recorded in the consolidated income statements in Gains/(losses) on financial assets and liabilities (net) is 65 million pesos and (105) million pesos, respectively (see Note 38).

Each of these hedging derivative instruments is presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of January 1, 2014, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,550	2,550	Peso	BPAGs Bonds – Interest rate risk
Interest Rate Swaps	175	175	Peso	Central Bank compulsory deposits – Interest rate risk
Cross-Currency Swaps	5,145	366	US Dollar	Loans and receivables – Foreign exchange risk
Cross-Currency Swaps	2,149	121	Euro	Loans and receivables – Foreign exchange risk
Cross-Currency Swaps	11,253	860	US Dollar	Senior Notes – Foreign exchange risk
Cross-Currency Swaps	654	50	US Dollar	Tier II subordinated Capital Notes – Foreign exchange risk
Forward Fx-EUR	3,642	206	Euro	Loans and receivables – Foreign exchange risk
Forward Fx-BRL	1,757	375	Brazilian Real	Brazilian Government Notes – Foreign exchange risk
Forward Fx-USD	1,836	134	US Dollar	Brazilian Government Notes – Foreign exchange risk

As of December 31, 2014, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,050	2,050	Peso	BPAGs Bonds – Interest rate risk
Cross-Currency Swaps	3,916	309	US Dollar	Loans and receivables – Foreign exchange risk
Cross-Currency Swaps	4,677	265	Euro	Loans and receivables – Foreign exchange risk
Cross-Currency Swaps	12,677	860	US Dollar	Senior Unsecured Notes – Foreign exchange risk
Cross-Currency Swaps	19,164	1,300	US Dollar	Tier II Subordinated Capital Notes – Foreign exchange risk
Forward Fx-BRL	26,112	5,195	Brazilian Real	Brazilian Government Notes – Foreign exchange risk
Forward Fx-USD	25,561	1,809	US Dollar	Brazilian Government Notes – Foreign exchange risk

As of December 31, 2015, the positions in derivatives for cash flow hedging purposes are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,050	2,050	Peso	BPAGs Bonds – Interest rate risk
Cross-Currency Swaps	6,159	441	US Dollar	Loans and receivables – Foreign exchange risk
Cross-Currency Swaps	5,780	332	Euro	Loans and receivables – Foreign exchange risk
Cross-Currency Swaps	9,357	543	US Dollar	Senior Unsecured Notes – Foreign exchange risk
Cross-Currency Swaps	18,974	1,100	US Dollar	Tier II Subordinated Capital Notes – Foreign exchange risk
Cross-Currency Swaps	1,607	86	Euro	United Mexican States Bonds – Foreign exchange risk
Cross-Currency Swaps	260	10	Pound Sterling	United Mexican States Bonds – Foreign exchange risk
Forward Fx-BRL	13,376	2,377	Brazilian Real	Brazilian Government Notes – Foreign exchange risk
Forward Fx-USD	24,546	1,735	US Dollar	Brazilian Government Notes – Foreign exchange risk

During April 2015, the Bank discontinued a cash flow hedge of Senior Unsecured Notes for an amount of 318 million dollars (nominal value). This cash flow hedge began on December 2012 and February 2013, and at the date of discontinuance an amount of 64 million pesos, corresponding to the effective part of the hedging instrument, was recognized in equity under Valuation adjustments - Cash flow hedges, which amount will be reclassified to the consolidated income statement over the original term of the Senior Unsecured Notes, which extended through the year 2022.

During April 2015, the Bank discontinued a cash flow hedge of Tier II Subordinated Capital Notes for an amount of 200 million dollars (nominal value). This cash flow hedge began on April 2014 and at the date of discontinuance an amount of 44 million pesos, corresponding to the effective part of the hedging instrument, was recognized in equity under Valuation adjustments - Cash flow hedges, which amount will be reclassified to the consolidated income statement over the original term of the subordinated capital notes, which extended through the year 2019.

During June 2014, the Bank discontinued a cash flow hedge of the Central Bank compulsory deposits for an amount of 500 million pesos (nominal value). This cash flow hedge began on February 2014 and at the date of discontinuance an amount of 12 million pesos, corresponding to the effective part of the hedging instrument, was recognized in equity under Valuation adjustments - Cash flow hedges, which amount will be reclassified to the consolidated income statement over the original term of the Central Bank compulsory deposits, which extended through the year 2018.

As of January 1, 2014 and as of December 31, 2014 and 2015, included in the balance recognized in equity under Valuation adjustments - Cash flow hedges are 155 million pesos, 61 million pesos and 71 million pesos (see Note 28), respectively, which refer to the accumulated unamortized gain (net of the related tax effect) of hedging derivatives for which hedge accounting was discontinued. Such balances are being reclassified based on the original terms of the forecast transactions. The term of such recycling extends through the year 2022. The remaining amount of the total valuation adjustment for cash flow hedges reflected in the consolidated other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Bank are extended in certain cases up to the year 2017 for Brazilian Government Notes, up to the year 2018 for BPAGs Bonds, up to the year 2022 for Senior Unsecured Notes, up to the year 2024 for United Mexican States Bonds and up to the year 2025 for Loans and receivables.

A reconciliation of Valuation adjustments – Cash flow hedges is as follows:

	2014	2015

Valuation adjustments	(1,161)	(612)
Amounts reclassified to consolidated income statement	1,548	1,479
Of which:
Income from cash flow hedging derivatives swaps and discontinued cash flow hedge accounting	1,551	1,483
Cash flow hedges ineffectiveness (Note 38)	(3)	(4)
	387	867

The breakdown of the estimated cash flows of the cash flow hedges as of December 31, 2015 are as follows:

	Less than 3 Months	Between 3 Months and 1 Year	Between 1 Year and 5 Years	More than 5 Years	Total

Cash flows to be received	16,141	3,937	52,665	28,172	100,915
Cash flows to be paid	(15,941)	(3,889)	(67,034)	(32,630)	(119,494)

Note 44.a. contains a breakdown of the remaining maturity periods of hedging derivatives.

14. Non-current assets held for sale

a)	Breakdown

The breakdown of Non-current assets held for sale is as follows:

	01/01/2014	12/31/2014	12/31/2015

Non-current assets held for sale
Foreclosed assets	1,100	844	1,101
	1,100	844	1,101

The total amount of foreclosed assets classified as non-current assets held for sale are intended for sale up to one year through the completion of auctions.

In 2014 and 2015, the Bank recognized a loss of (15) million pesos and a gain of 91 million pesos, respectively, under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net) in the consolidated income statement.

For the year ended December 31, 2014, the Bank has recognized an impairment of 48 million pesos, respectively, under Impairment losses on other assets (net) in the consolidated income statement. For the year ended December 31, 2015 there were no impairment losses recognized by the Bank.

b)	Changes

The changes in foreclosed assets in the consolidated balance sheet were as follows:

Foreclosed Assets

Cost:
Balances at January 1, 2014	1,100
Additions	524
Disposals	(732)
Impairment losses	(48)
Balances at December 31, 2014	844
Additions	516
Disposals	(259)
Impairment losses	-
Balances at December 31, 2015	1,101

15. Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheet were as follows:

Property, Plant and Equipment

Cost:
Balances at January 1, 2014	8,484
Additions	1,283
Disposals	(243)
Balances at December 31, 2014	9,524
Additions	1,190
Disposals	(82)
Balances at December 31, 2015	10,632

Accumulated depreciation:
Balances at January 1, 2014	(3,720)
Additions	(785)
Disposals	240
Balances at December 31, 2014	(4,265)
Additions	(900)
Disposals	80
Balances at December 31, 2015	(5,085)

Balances at January 1, 2014	4,764
Balances at December 31, 2014	5,259
Balances at December 31, 2015	5,547

As of December 31, 2015, there are no restrictions on title and no tangible assets have been pledged as security for liabilities.

In the second quarter of 2012, the Bank entered into an agreement with a non-related party, Fibra Uno, S.A. de C.V. (hereinafter, “Fibra Uno”) regarding the sale of 220 properties (branches, offices and parking spaces) and the subsequent leaseback thereof for a term of 20 years.

The lease contract, which is accounted for as an operating lease, is non-cancellable and includes an option to renew up to an additional four consecutive periods of five years each with a market rate to be determined on the date of the renewal. The lease agreement includes rent adjustments based on the Mexican National Consumer Price Index and does not contain volume-based or leveraged contingent rent payment clauses or purchase options, or impose any restrictions on the Bank’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. The lease payments are recognized as Other general administrative expenses in the consolidated income statement.

As of December 31, 2015, the future minimum lease payments required under the Bank’s operating leases are as follows:

Operating Lease Due	12/31/2015
	Fibra Uno	Other Operating Leases	Total

2016	266	162	428
2017	276	463	739
2018	276	620	896
2019	276	354	630
2020	276	403	679
2021 and thereafter	3,125	1,909	5,034
Total commitments for minimum payments under operating lease	4,495	3,911	8,406

b)	Breakdown

The breakdown by asset class of Tangible assets for own use in the consolidated balance sheet is as follows:

	Cost	Accumulated Depreciation	Impairment Losses	Carrying Amount

Buildings	5,717	(2,443)	-	3,274
IT equipment and fixtures	849	(521)	-	328
Furniture and vehicles	1,419	(756)	-	663
Others	499	-	-	499
Balances at January 1, 2014	8,484	(3,720)	-	4,764

Buildings	6,277	(2,770)	-	3,507
IT equipment and fixtures	1,018	(636)	-	382
Furniture and vehicles	1,604	(859)	-	745
Others	625	-	-	625
Balances at December 31, 2014	9,524	(4,265)	-	5,259

Buildings	7,168	(3,322)	-	3,846
IT equipment and fixtures	1,568	(911)	-	657
Furniture and vehicles	1,521	(852)	-	669
Others	375	-	-	375
Balances at December 31, 2015	10,632	(5,085)	-	5,547

16. Intangible assets – Goodwill

a)	Breakdown

The breakdown of Goodwill based on the CGUs to which Goodwill has been allocated is as follows:

	01/01/2014	12/31/2014	12/31/2015

Santander Hipotecario	1,588	1,588	1,588
Santander Vivienda	146	146	146
	1,734	1,734	1,734

Acquisition of GE residential mortgage business in Mexico

On April 29, 2011, the Bank closed the acquisition of the residential mortgage business of GE Capital Corporation in Mexico, after fulfilling all of the necessary conditions under the purchase agreement dated as of December 23, 2010. The net assets acquired amount to 21,463 million pesos which includes a loan portfolio with a contractual value of 21,974, and an estimated fair value of 19,240 million pesos. This transaction involved the payment of 2,042 million pesos for the equity, plus the payment of 21,009 million pesos to replace the funding previously provided by GE Capital Corporation.

The recognition of the acquisition date assets and liabilities of Santander Hipotecario, S.A. de C.V. (formerly GE Consumo México, S.A. de C.V.) resulted in goodwill of 1,588 million pesos, which consists largely of the profit generating potential of the residential mortgage business acquired.

Acquisition of ING mortgage business in Mexico

On November 29, 2013, the Bank completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., a subsidiary of ING Group. ING Hipotecaria provides mortgage-related products and services to more than 28,000 clients and operates 20 branches throughout Mexico.

The net assets acquired amount to 395 million pesos which includes a loan portfolio with an unpaid principal balance of 11,237 million pesos, and an estimated fair value of 10,772 million pesos. The purchase consideration consisted of a cash payment of 541 million pesos for the equity. The recognition of the acquisition date assets and liabilities of Santander Vivienda, S.A. de C.V. (formerly ING Hipotecaria, S.A. de C.V.) resulted in goodwill of 146 million pesos, which consists largely of the profit-generating potential of the mortgage business acquired.

b)	Changes

The changes in Goodwill were as follows:

	01/01/2014	12/31/2014	12/31/2015

Beginning balance	1,734	1,734	1,734
Additions	-	-	-
Balance at year-end	1,734	1,734	1,734

c)	Impairment test

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the businesses are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis at the end of each reporting period or whenever there is any indication of impairment.

For the purposes of the impairment analysis, goodwill is allocated to one or more CGUs expected to benefit from the synergies arising from business combinations. The CGUs represent the Bank’s smallest identifiable asset groups that generate cash flows for the Bank and that are largely independent of the flows generated from other assets or groups of assets. Each unit or units to which goodwill is allocated:

-	is the lowest level at which the entity manages goodwill internally; and

-	is not larger than an operating segment.

The CGUs to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually as of December 31 and more frequently in cases where indicators of impairment are noted by management.

For the purpose of determining the impairment of a CGU unit to which a part of goodwill has been allocated, the carrying amount of that unit is compared with its recoverable amount.

The recoverable amount of a CGU is equal to the higher of the fair value less costs to sell and its value in use. Value in use is calculated as the discounted value of the cash flow projections that the Bank estimates and is based on the latest budgets approved for the next five years. The principal hypotheses are a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows is equal to the cost of capital assigned to each CGU, which is made up of the risk-free rate plus a risk premium.

If the carrying amount of the CGU exceeds the related recoverable amount, the Bank recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that CGU and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. No impairment of goodwill attributable to the minority interests may be recognized.

Impairment losses on goodwill are recognized under Impairment losses on other assets (net) - Goodwill and other intangible assets in the consolidated income statement.

The main assumptions used in the calculation of the impairment of Goodwill are as follows:

	Hypotheses (Santander Hipotecario)	Hypotheses (Santander Vivienda)

Basis of valuation	Value in use: discounted cash flows	Value in use: discounted cash flows
Period of projection of cash flows(1)	5 years	5 years
Perpetual cash flow	(2)	(2)
Discount rate(6)	7.58%	8.42%
Of which:
Cost of Equity(3)	12.91%	12.91%
Cost of Debt(4)	6.39%	7.25%
Equity Structure(5)	18% Equity / 82% Debt	21% Equity / 79% Debt

(1)	The period of projections of cash flow are prepared using internal budgets and growth plans of management, based on historical data, market expectations and conditions such as industry growth and inflation.

(2)	The perpetual cash flow has been calculated based on the following formula over the last cash flow estimated [D*(1+g)//i-g)]*(1+i)^-n, where:

▪	D = Last estimated cash flow,

▪	g = Perpetual growth (0%), and

▪	i = Discount rate.

▪	n= Number of year of last estimated cash flow.

(3)	The Cost of Equity has been calculated based on the following formula Rf+(ß*Pr), where:

▪	Rf = Risk free rate (3.05%),

▪	β = Beta (1.15), and

▪	Pr = Equity Risk Premium (8.57%).

(4)	The Cost of Debt has been calculated based on the actual pretax financing cost of the Bank.

(5)	The Equity Structure has been calculated based on the following formula: Equity/(Total Liability+Equity). The Debt Structure has been calculated based on the following formula: Debt/(Total Liability+Equity).

(6)	The Discount rate has been calculated based on the following formula: (Cost of Equity*Equity Structure) + (Cost of Debt*Debt Structure).

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank's management in 2014 and 2015, the Bank has not recognized any impairment losses on Goodwill.

17. Intangible assets - Other intangible assets

a)	Changes

The changes in Other intangible assets in the consolidated balance sheet were as follows:

Intangible Assets with Finite Useful Life

Cost:
Balances at January 1, 2014	5,452
Additions	1,225
Disposals	(2,099)
Balances at December 31, 2014	4,578
Additions	1,761
Disposals	(91)
Balances at December 31, 2015	6,248

Accumulated amortization and impairment:
Balances at January 1, 2014	(3,435)
Additions	(897)
Disposals	2,099
Balances at December 31, 2014	(2,233)
Additions	(963)
Disposals	91
Balances at December 31, 2015	(3,105)
Balances at January 1, 2014	2,017
Balances at December 31, 2014	2,345
Balances at December 31, 2015	3,143

b)	Breakdown

The breakdown of Other intangible assets in the consolidated balance sheet is as follows:

	Estimated Useful Life	Cost	Accumulated Amortization	Impairment Losses	Carrying Amount

IT developments	3 years	5,360	(3,343)	-	2,017
Others	10 years	92	(35)	(57)	-
Balances at January 1, 2014		5,452	(3,378)	(57)	2,017

IT developments	3 years	4,486	(2,141)	-	2,345
Others	10 years	92	(35)	(57)	-
Balances at December 31, 2014		4,578	(2,176)	(57)	2,345

IT developments	3 years	6,248	(3,105)	-	3,143
Balances at December 31, 2015		6,248	(3,105)	-	3,143

As of December 31, 2015, there are no intangible assets with restricted title or intangible assets pledged as security for liabilities.

18. Other assets

The breakdown of Other assets is as follows:

	01/01/2014	12/31/2014	12/31/2015

Credit card operating balances	794	985	1,076
Insurance commission receivables	761	747	824
Prepayments	881	1,060	947
Bank branches operating balances	55	-	-
Net pension plan assets	24	10	-
Indemnification asset	849	582	202
Other	2,307	2,825	2,798
	5,671	6,209	5,847

19. Deposits from the Central Bank and Deposits from credit institutions

The breakdown by classification, type and currency of the balance is as follows:

	01/01/2014	12/31/2014	12/31/2015

Classification:
Other financial liabilities at fair value through profit or loss	18,519	33,752	145,484
Financial liabilities at amortized cost	51,697	48,326	54,349
	70,216	82,078	199,833
Type:
Reciprocal accounts	11,307	3,785	1,609
Time deposits	12,956	19,977	18,950
Overnight deposits	4,285	3,005	9,228
Repurchase agreements	18,519	33,752	145,484
Other accounts	23,122	21,533	24,537
Accrued interest	27	26	25
	70,216	82,078	199,833
Currency:
Peso	56,145	56,108	170,076
US Dollar	14,070	25,970	29,757
Other currencies	1	-	-
	70,216	82,078	199,833

Note 44.a. includes a breakdown of the remaining maturity periods of Deposits from the Central Bank and Deposits from credit institutions and of the related average interest rates. In addition, Note 44.c. contains the fair value amounts of these liabilities classified as Deposits from the Central Bank and Deposits from credit institutions – Financial liabilities at amortized cost.

20. Customer deposits

The breakdown by classification, type and currency of the balance of Customer deposits is as follows:

	01/01/2014	12/31/2014	12/31/2015

Classification:
Other financial liabilities at fair value through profit or loss	60,109	71,462	50,234
Financial liabilities at amortized cost	390,244	445,181	493,565
	450,353	516,643	543,799
Type:
Repurchase agreements	60,109	71,462	49,595
Demand deposits:
Current accounts	257,977	294,080	347,752
Savings accounts	2	1	1
Other deposits	11,579	17,069	24,652
Of which:
Collateral received for OTC derivatives transactions (Note 32)	4,944	6,033	14,275
Others	6,635	11,036	10,377
Time deposits:
Fixed-term deposits	120,504	133,848	121,644
Accrued interest	182	183	155
	450,353	516,643	543,799
Currency:
Peso	416,952	469,181	477,939
US Dollar	33,390	47,449	65,841
Other currencies	11	13	19
	450,353	516,643	543,799

As of January 1, 2014 and as of December 31, 2014 and 2015, customer deposits of 79 million pesos, 55 million pesos and 29 million pesos, respectively, have been received in connection with derivatives transactions traded in organized markets (see Note 32).

As of January 1, 2014 and as of December 31, 2014 and 2015, customer deposits of 4,944 million pesos, 6,033 million pesos and 14,275 million pesos, respectively, have been received in connection with OTC derivatives transactions (see Note 32).

Note 44.a. includes a breakdown of the remaining maturity periods of Customer deposits and of the related average interest rates. In addition, Note 44.c. contains the fair value amounts of these liabilities classified as Customer deposits – Financial liabilities at amortized cost.

21. Marketable debt securities

a)	Breakdown

The breakdown by classification, type and currency of issue of Marketable debt securities is as follows:

	01/01/2014	12/31/2014	12/31/2015

Classification:
Other financial liabilities at fair value through profit or loss designated as such upon initial recognition	-	5,306	12,623
Financial liabilities at amortized cost	53,118	53,771	74,826
	53,118	59,077	87,449
Type:
Certificates of deposit (unsecured)	6,773	13,948	23,068
Senior unsecured notes	12,883	14,556	17,073
Structured bank bonds	766	5,614	13,188
Promissory notes	19,842	17,884	24,078
Unsecured bonds	12,568	6,839	9,846
Mortgage-backed bonds	286	236	196
	53,118	59,077	87,449
Currency:
Peso	38,672	40,180	68,759
US Dollar	14,446	18,897	18,690
	53,118	59,077	87,449

Note 44.a. includes a breakdown of the remaining maturity periods of Marketable debt securities and of the related average interest rates. In addition, Note 44.c. contains the fair value amounts of these liabilities classified as Marketable debt securities – Financial liabilities at amortized cost.

b)	Changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss

The changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss were as follows:

2015

Beginning balance	5,306
Issues	8,866
Of which:
Structured bank bonds	8,866
Of which:
Banco Santander (México)	8,866
Redemptions	(1,144)
Of which:
Structured bank bonds	(1,144)
Of which:
Banco Santander (México)	(1,144)
Changes in fair value	(405)
Balance at year-end	12,623

c)	Changes in Marketable debt securities classified as financial liabilities at amortized cost

The changes in Marketable debt securities classified as financial liabilities at amortized cost were as follows:

	2014	2015

Beginning balance	53,118	53,771
Issues (*)	639,908	3,286,887
Of which:
Certificates of deposit (unsecured)	55,265	326,837
Senior unsecured notes	1,674	2,507
Structured bank bonds	19,584	18,499
Promissory notes	563,385	2,936,044
Unsecured bonds	-	3,000
Of which:
Banco Santander (México)	639,908	3,286,887
Redemptions (*)	(639,270)	(3,265,860)
Of which:
Certificates of deposit	(48,098)	(317,735)
Structured bank bonds	(20,061)	(18,240)
Promissory notes	(565,332)	(2,929,841)
Unsecured bonds	(5,779)	(40)
Senior unsecured notes	-	(4)
Of which:
Banco Santander (México)	(639,221)	(3,265,820)
Santander Vivienda, S.A. de C.V.	(49)	(40)
Accrued interest	15	28
Balance at year-end	53,771	74,826

(*) Includes foreign exchange effect of marketable debt securities denominated in foreign currency.

d)	Other disclosures

Issuance program

In April 2007, the Board of Directors authorized an issuance program for up to USD 4,000,000,000 of different types of instruments denominated in pesos, USD, euros or UDIS, up to 30 years. In October 2010, the Board of Directors renewed this authorization.

In October 2011, the Board of Directors authorized to increase the amount of issuance program up to
USD 6,500,000,000. In October 2013, the Board of Directors endorsed the total amount of issuance program, establishing that the maximum term of the issuances must be 15 years.

As of January 1, 2014, the balance of the issues performed by the Bank under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	4	01/03/2014	3.44%
Certificates of deposit (unsecured)	2	01/03/2014	3.44%
Certificates of deposit (unsecured)	1	01/10/2014	3.49%
Certificates of deposit (unsecured)	131	01/10/2014	0.65%
Certificates of deposit (unsecured)	392	01/10/2014	0.70%
Certificates of deposit (unsecured)	915	01/13/2014	0.70%
Certificates of deposit (unsecured)	39	01/13/2014	0.50%
Certificates of deposit (unsecured)	22	01/13/2013	0.50%
Certificates of deposit (unsecured)	18	01/14/2014	3.44%
Certificates of deposit (unsecured)	11	01/15/2014	3.44%
Certificates of deposit (unsecured)	2	01/15/2014	3.44%
Certificates of deposit (unsecured)	2	01/16/2014	3.44%
Certificates of deposit (unsecured)	1,710	01/22/2014	3.84%
Certificates of deposit (unsecured)	1,000	01/23/2014	3.84%
Certificates of deposit (unsecured)	16	01/31/2014	3.44%
Certificates of deposit (unsecured)	95	02/01/2014	3.28%
Certificates of deposit (unsecured)	17	02/05/2014	3.44%
Certificates of deposit (unsecured)	5	02/21/2014	3.49%
Certificates of deposit (unsecured)	1	02/24/2014	0.45%
Certificates of deposit (unsecured)	100	02/27/2014	3.81%
Certificates of deposit (unsecured)	700	03/06/2014	3.79%
Certificates of deposit (unsecured)	1,500	04/16/2014	3.75%
Certificates of deposit (unsecured)	4	04/16/2014	0.45%
Certificates of deposit (unsecured)	3	06/02/2014	0.50%
Certificates of deposit (unsecured)	3	06/02/2014	0.50%
Certificates of deposit (unsecured)	10	06/13/2014	3.44%
Certificates of deposit (unsecured)	6	06/27/2014	0.60%
Certificates of deposit (unsecured)	50	07/17/2014	3.44%
Certificates of deposit (unsecured)	1	10/03/2014	3.44%
Certificates of deposit (unsecured)	9	11/06/2014	3.44%
	6,769
Accrued interest	4
	6,773

As of December 31, 2014, the balance of the issues performed by the Bank under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	13	03/06/2015	2.96%
Certificates of deposit (unsecured)	17	02/04/2015	2.96%
Certificates of deposit (unsecured)	14	05/21/2015	2.96%
Certificates of deposit (unsecured)	2,315	06/04/2015	3.25%
Certificates of deposit (unsecured)	10	06/08/2015	2.96%
Certificates of deposit (unsecured)	3,415	06/11/2015	3.26%
Certificates of deposit (unsecured)	200	06/18/2015	3.24%
Certificates of deposit (unsecured)	600	06/18/2015	3.24%
Certificates of deposit (unsecured)	100	06/18/2015	3.24%
Certificates of deposit (unsecured)	500	06/18/2015	3.24%
Certificates of deposit (unsecured)	200	06/18/2015	3.24%
Certificates of deposit (unsecured)	28	06/26/2015	2.96%
Certificates of deposit (unsecured)	2,000	05/07/2015	3.25%
Certificates of deposit (unsecured)	18	01/14/2015	2.96%
Certificates of deposit (unsecured)	50	07/23/2015	2.96%
Certificates of deposit (unsecured)	16	08/28/2015	2.96%
Certificates of deposit (unsecured)	9	10/28/2015	2.96%
Certificates of deposit (unsecured)	2	08/28/2015	2.96%
Certificates of deposit (unsecured)	2	08/28/2015	2.96%
Certificates of deposit (unsecured)	5	04/23/2015	1.00%
Certificates of deposit (unsecured)	179	01/02/2015	0.34%
Certificates of deposit (unsecured)	145	01/06/2015	0.32%
Certificates of deposit (unsecured)	117	01/08/2015	0.31%
Certificates of deposit (unsecured)	267	01/05/2015	0.30%
Certificates of deposit (unsecured)	116	01/13/2015	0.37%
Certificates of deposit (unsecured)	115	01/15/2015	0.46%
Certificates of deposit (unsecured)	70	01/16/2015	0.30%
Certificates of deposit (unsecured)	88	01/20/2015	0.30%
Certificates of deposit (unsecured)	138	01/20/2015	0.65%
Certificates of deposit (unsecured)	133	01/06/2015	0.45%
Certificates of deposit (unsecured)	442	01/20/2015	0.41%
Certificates of deposit (unsecured)	166	01/23/2015	0.40%
Certificates of deposit (unsecured)	123	01/13/2015	0.30%
Certificates of deposit (unsecured)	146	01/27/2015	0.40%
Certificates of deposit (unsecured)	103	01/02/2015	2.78%
Certificates of deposit (unsecured)	84	01/29/2015	0.50%
Certificates of deposit (unsecured)	1,916	02/24/2015	0.51%
Certificates of deposit (unsecured)	7	05/27/2015	0.50%
Certificates of deposit (unsecured)	2	07/31/2015	0.55%
Certificates of deposit (unsecured)	66	05/27/2015	0.50%
	13,937
Accrued interest	11
	13,948

Senior unsecured notes	14,482	11/09/2022	4.125%
Transaction costs and accrued interest	74
	14,556

	Amount	Maturity Date	Rate

Structured bank bonds	20	10/15/2015	Guaranteed rate subject to IBEX 35
Structured bank bonds	5	08/04/2015	TIIE
Structured bank bonds	8	08/18/2015	TIIE
Structured bank bonds	11	01/20/2015	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	58	08/26/2015	TIIE
Structured bank bonds	100	01/08/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	20	01/06/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	18	01/13/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	11	01/30/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	28	01/05/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	23	02/17/2015	Guaranteed rate subject to exchange rate
Structured bank bonds (*)	87	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	50	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	12	04/06//2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	10	05/26/2016	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	20	06/08/2016	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	9	06/18/2015	Guaranteed rate subject to Euro SX7E
Structured bank bonds (*)	25	06/19/2015	Guaranteed rate subject to NIKKEI 225
Structured bank bonds (*)	16	06/24/2015	Guaranteed rate subject to Euro SX7E
Structured bank bonds (*)	812	06/29/2017	Guaranteed rate subject to IBEX 35
Structured bank bonds (*)	55	04/07/2016	Guaranteed rate subject to Euro SX7E
Structured bank bonds (*)	237	08/24/2016	Guaranteed rate subject to HSCEI and S&P 500
Structured bank bonds (*)	362	09/08/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	15	09/09/2015	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	35	10/14/2016	Guaranteed rate subject to Hang Seng
Structured bank bonds (*)	106	11/06/2017	Guaranteed rate subject to S&P 500
Structured bank bonds (*)	1,480	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	248	11/17/2016	Guaranteed rate subject to IBEX 35
Structured bank bonds (*)	590	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	528	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	584	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds (*)	13	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
	5,608
Transaction costs and accrued interest	6
	5,614

Promissory notes	2,000	01/02/2015	2,96%
Promissory notes	5,000	01/02/2015	3.00%
Promissory notes	3,000	01/02/2015	3.05%
Promissory notes	5,000	01/02/2015	3.08%
Promissory notes	750	01/07/2015	3.00%
Promissory notes	52	02/13/2015	3.03%
Promissory notes	2,000	01/23/2015	3.09%
Promissory notes	64	01/05/2015	2.96%
	17,866
Accrued interest	18
	17,884

Unsecured bonds	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	979	11/23/2017	9.05%
Unsecured bonds	1,700	03/09/2021	8.91%
	6,779
Accrued interest	60
	6,839

	Amount	Maturity Date	Rate

Mortgage-backed bonds	223	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	236
Accrued interest	-
	236

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

As of December 31, 2015, the balance of the issues performed by the Bank under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	157	01/04/2016	2.78%
Certificates of deposit (unsecured)	1,000	02/18/2016	3.53%
Certificates of deposit (unsecured)	2,300	02/18/2016	3.53%
Certificates of deposit (unsecured)	350	03/03/2016	3.36%
Certificates of deposit (unsecured)	1,150	03/03/2016	3.36%
Certificates of deposit (unsecured)	800	03/10/2016	3.38%
Certificates of deposit (unsecured)	300	03/17/2016	3.53%
Certificates of deposit (unsecured)	1,000	03/31/2016	3.36%
Certificates of deposit (unsecured)	2,000	04/28/2016	3.36%
Certificates of deposit (unsecured)	500	05/04/2016	3.36%
Certificates of deposit (unsecured)	500	05/04/2016	3.36%
Certificates of deposit (unsecured)	14	05/16/2016	3.20%
Certificates of deposit (unsecured)	450	05/26/2016	3.36%
Certificates of deposit (unsecured)	2,140	05/26/2016	3.36%
Certificates of deposit (unsecured)	750	06/02/2016	3.38%
Certificates of deposit (unsecured)	1,170	06/09/2016	3.53%
Certificates of deposit (unsecured)	1,200	06/17/2016	3.34%
Certificates of deposit (unsecured)	300	05/20/2016	3.34%
Certificates of deposit (unsecured)	1,700	06/30/2016	3.40%
Certificates of deposit (unsecured)	450	07/21/2016	3.40%
Certificates of deposit (unsecured)	550	07/21/2016	3.36%
Certificates of deposit (unsecured)	50	07/21/2016	3.30%
Certificates of deposit (unsecured)	17	02/08/2016	3.20%
Certificates of deposit (unsecured)	600	08/25/2016	3.40%
Certificates of deposit (unsecured)	1	08/29/2016	3.20%
Certificates of deposit (unsecured)	1,500	11/03/2016	1.14%
Certificates of deposit (unsecured)	1	08/29/2016	3.20%
Certificates of deposit (unsecured)	12	02/19/2016	3.20%
Certificates of deposit (unsecured)	2	01/25/2016	3.20%
Certificates of deposit (unsecured)	500	11/24/2016	3.42%
Certificates of deposit (unsecured)	19	02/12/2016	0.75%
Certificates of deposit (unsecured)	19	02/25/2016	0.75%
Certificates of deposit (unsecured)	6	10/17/2016	0.75%
Certificates of deposit (unsecured)	86	05/17/2016	0.50%
Certificates of deposit (unsecured)	82	01/05/2016	0.15%
Certificates of deposit (unsecured)	124	01/05/2016	0.10%
Certificates of deposit (unsecured)	78	01/05/2016	0.15%
Certificates of deposit (unsecured)	172	01/07/2016	0.10%
Certificates of deposit (unsecured)	126	01/12/2016	0.10%
Certificates of deposit (unsecured)	84	01/14/2016	0.25%
Certificates of deposit (unsecured)	127	01/15/2016	0.25%
Certificates of deposit (unsecured)	82	01/19/2016	0.35%
Certificates of deposit (unsecured)	129	01/21/2016	0.35%
Certificates of deposit (unsecured)	69	01/20/2016	0.30%
Certificates of deposit (unsecured)	140	01/26/2016	0.35%
Certificates of deposit (unsecured)	61	01/06/2016	0.20%
Certificates of deposit (unsecured)	168	01/28/2016	0.35%
Certificates of deposit (unsecured)	1	01/04/2016	0.15%
Certificates of deposit (unsecured)	1	02/02/2016	0.18%
	23,038
Accrued interest	30
	23,068

	Amount	Maturity Date	Rate

Senior unsecured notes	16,984	11/09/2022	4.125%
Accrued interest	89
	17,073

Structured bank bonds	34	01/04/2016	5.00%
Structured bank bonds	30	07/01/2016	TIIE
Structured bank bonds	150	07/01/2016	Guaranteed rate subject to exchange rate
Structured bank bonds	150	07/14/2016	TIIE
Structured bank bonds	10	07/25/2016	TIIE
Structured bank bonds	185	08/11/2016	TIIE
Structured bank bonds(*)	53	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	52	04/07/2016	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	368	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	270	11/17/2016	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	587	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	13	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	22	10/14/2016	Guaranteed rate subject to Hang Seng
Structured bank bonds(*)	42	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	9	06/29/2016	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	147	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	49	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	17	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	12	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	110	11/06/2017	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	228	08/24/2016	Guaranteed rate subject to HSCEI and S&P 500
Structured bank bonds(*)	321	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	1,083	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	518	03/06/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E and NIKKEI 225
Structured bank bonds(*)	935	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	16	04/19/2016	Guaranteed rate subject to S&P500
Structured bank bonds(*)	24	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	142	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	22	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	123	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	798	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	705	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	150	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	137	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	469	06/27/2018	2.00%
Structured bank bonds(*)	9	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	567	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	491	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	115	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	10	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	118	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	149	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	123	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	98	09/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	124	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	142	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	543	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	223	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	47	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	70	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	941	10/23/2020	TIIE
Structured bank bonds(*)	18	11/07/2019	Guaranteed rate subject to SXDP

	Amount	Maturity Date	Rate

Structured bank bonds(*)	928	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	159	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	9	11/05/2020	TIIE
Structured bank bonds(*)	135	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	174	12/14/2020	Guaranteed rate subject to SXDP
	13,186
Transaction costs and accrued interest (net)	2
	13,188

Promissory notes	10,000	01/25/2016	3.47%
Promissory notes	53	01/19/2016	3.25%
Promissory notes	66	01/04/2016	3.20%
Promissory notes	13,950	01/04/2016	3.25%
	24,069
Accrued interest	9
	24,078

Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	980	11/23/2017	9.05%
Unsecured bonds	3,000	12/06/2018	TIIE + 18 bps
	9,780
Accrued interest	66
	9,846

Mortgage-backed bonds	183	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	196
Accrued interest	-
	196

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

22. Subordinated liabilities

a)	Breakdown

The breakdown of the balance of Subordinated liabilities is as follows:

				12/31/2015
Currency of Issue	01/01/2014	12/31/2014	12/31/2015	Outstanding Issue Amount in Foreign Currency	Annual Interest Rate (%)

US Dollar	16,824	19,446	22,788	1,300,000,000	5.95%
Balance at year-end	16,824	19,446	22,788

Note 44.a. includes a breakdown of the remaining maturity of Subordinated liabilities and of the related average interest rates. Additionally, Note 44.c. includes the fair value amounts of these liabilities.

b)	Changes

The changes in Subordinated liabilities were as follows:

	2014	2015
Beginning balance (million USD)	1,286	1,319
Issues
Of which:
Banco Santander (México) S.A.	-	-
Transaction costs and accrued interest	33	2
Balance at year-end (million USD)	1,319	1,321
Exchange rate per one USD as of December 31,	14.7414	17.2487
Balance at year-end (million pesos)	19,446	22,788

c)	Other disclosures

On December 27, 2013, the Bank issued debt securities denominated as Tier II Subordinated Capital Notes in the amount of USD 1,300,000,000 equivalent to 1,300,000 securities with a nominal value of US 1,000 each with a ten-year maturity (January 30, 2024) and with an option to be prepaid in year five. The instruments were issued and placed in accordance with Rule 144A and Regulation S of the US Securities Act of 1933, as amended, with a discount of USD 10 million. Interest will be paid semiannually, on January 30 and July 30, respectively, beginning July 30, 2014. The instruments bear interest at an initial rate of 5.95% a year during the first five years.

The main features of this issue are as follows:

a)	If notes are not redeemed in year five, the interest rate for the second five-year period shall be based on the interest rate on US five-year Treasury Notes in effect at that moment plus the spread defined in the offering memorandum.

b)	Loss absorption mechanism through a write-down of the issue being the trigger event a computation of the Bank’s Basic Capital index of 4.5%.

c)	Partial write-down until the Bank achieves a Basic Capital index of 7.0%.

d)	When the Bank computes a Basic Capital index of 8.0%:

-	Possible deferral of principal or interest or other remedies determined by the CNBV.

-	Possible write-down due to breach of remediation.

-	Possible early prepayment in an event of non-deductibility of interest or by the increase in the applicable withholding tax led by the consideration of the notes issued as Tier II Complementary Capital.

23. Other financial liabilities

The breakdown of Other financial liabilities is as follows:

	01/01/2014	12/31/2014	12/31/2015

Trade payables	1,343	1,081	1,183
Collection accounts:
Tax payables	1,147	1,147	926
Financial transactions pending settlement	12,970	8,820	10,086
Other financial liabilities	1,117	1,284	1,486
	16,577	12,332	13,681

Note 44.a. includes a breakdown of the remaining maturity periods of Other financial liabilities and of the related average interest rates. In addition, Note 44.c. contains the fair value amounts of these liabilities.

The breakdown of unsettled financial transactions is as follows:

	01/01/2014	12/31/2014	12/31/2015

Financial transactions pending settlement Of which:
M and M0 Mexican Government Bonds	3,490	1,890	9,310
CETES	8,374	4,655	1
UDIBONDS	779	1,977	754
BPATs	50	-	-
Equity instruments	275	268	18
Other financial instruments	2	30	3
	12,970	8,820	10,086

The breakdown of Other financial liabilities is as follows:

	01/01/2014	12/31/2014	12/31/2015

Retentions related to loans (*)	811	630	675
Other payable account	306	654	811
	1,117	1,284	1,486

(*)	These amounts correspond to temporary retention accounts for customers that have their payroll deposits with the Bank and to whom the Bank has granted a loan.

24. Provisions

a)	Breakdown

The breakdown of Provisions is as follows:

	01/01/2014	12/31/2014	12/31/2015

Provisions for pensions and similar obligations	2,364	2,863	4,004
Provisions for tax and legal matters	1,244	1,220	1,005
Provisions for off-balance-sheet risk	1,524	1,359	952
Other provisions	483	546	619
Provisions	5,615	5,988	6,580

b)	Changes

The changes in Provisions were as follows:

	2014					2015
	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off- Balance- Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance- Sheet Risk	Other Provisions	Total

Balance at the beginning of year	2,364	1,244	1,524	483	5,615	2,863	1,220	1,359	546	5,988
Additions charged (credited) to net income:
Interest expense and similar charges	196	-	-	-	196	213	-	-	-	213
Personnel expenses – Defined Benefit Plan	168	-	-	-	168	188	-	-	-	188
Personnel expenses – Defined Contribution Plan (Note 41)	246	-	-	-	246	272	-	-	-	272
Other	(53)	-	-	-	(53)	(24)	-	-	-	(24)
Actuarial (gains)/losses recognized in the year in Other comprehensive income	377	-	-		377	953	-	-	-	953
Period provisions	-	230	(165)	142	207	-	(33)	(407)	205	(235)
Contributions from the employer	(12)	-			(12)	-	-	-	-	-
Payments to pensioners and pre-retirees
with a charge to internal provisions	(170)	-	-	-	(170)	(178)	-	-	-	(178)
Other payments (*)		(254)	-	(79)	(333)	-	(182)	-	(132)	(314)
Payments to Defined Contribution Plan	(246)	-	-	-	(246)	(272)	-	-	-	(272)
Transfers and other changes	(7)	-	-	-	(7)	(11)	-	-	-	(11)
Balances at the end of year	2,863	1,220	1,359	546	5,988	4,004	1,005	952	619	6,580

(*)	Included in these amounts are payments made by the Bank to the Tax Administration Service of 38 million pesos in 2014 and 19 million pesos in 2015 due to the fact that the Bank was not withholding income tax in their derivative transactions with certain counterparties.

c)	Provisions for pensions and similar obligations

Defined contribution plan

The Bank sponsors a defined contribution retirement benefit plan for all qualifying employees whereby the Bank agrees to contribute pre-established cash amounts to a given investment fund, in which the employee’s benefits consist of the sum of such contributions, plus or minus the gains or losses from the management of such funds of those employees who form part of this defined contribution retirement benefit plan. The qualifying employees are those who began working for the Bank after 2006. The retirement age is 65 years.

The assets of the plan are held separately from those of the Bank in funds under the control of trustees.

The Bank recognized as personnel expenses in the consolidated income statement the amounts 246 million pesos and 272 million pesos in 2014 and 2015, respectively (see Note 41), related to contributions payable to the defined contribution retirement benefit plan.

Defined benefit plan

According to Mexican Labor Law (“Ley Federal del Trabajo”), the Bank is liable for severance payments for employees who are terminated by the Bank and seniority premiums which are statutory retirement benefits. In addition, the Bank offers a defined benefit pension plan and other post-retirement benefits agreed under a collective bargaining agreement. The defined benefit plans are administered in a separate fund that is legally separated from the Bank. The trustee of the pension fund is required by law to act in the best interests of the plan participants and is responsible for setting certain policies (e.g. investment, contribution and indexation policies) of the fund.

During the year, the Bank estimates and records the net periodic cost to create a provision that covers the net projected obligation from pensions, medical expenses, seniority premiums and severance payments. These estimates are related to the obligations derived from Mexican Labor Law, as well as the obligations derived from the collective bargaining agreement. Therefore, the liability is accrued at the present value of future cash flows required to settle the obligation from benefits projected to the estimated retirement date of the Bank’s employees calculated based on the projected unit credit method.

The plans typically expose the Bank to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk	The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to high-quality corporate bond yields; if the return on plan asset is below this rate, it will create a plan deficit. Currently the plan has a relatively balanced investment in debt instruments and equity securities. Due to the long-term nature of the plan liabilities, the board of the pension fund considers it appropriate that a reasonable portion of the plan assets should be invested in equity securities to leverage the return generated by the fund.
Interest risk	A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan’s debt investments.
Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.
Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

Provisions for defined benefit post-employment plan, which benefits include a pension and medical expenses plan, severance payments and seniority premiums, amounted to 2,343 million pesos, 2,842 million pesos and 3,983 million pesos as of January 1, 2014 and as of December 31, 2014 and 2015, respectively.

The investment fund of the defined benefit post-employment plan was 4,412 million pesos, 4,316 million pesos and 3,881 million pesos as of January 1, 2014 and as of December 31, 2014 and 2015, respectively. Investments are well-diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. Plan assets in 2014 and 2015 consist of debt and equity instruments. The Bank believes that equities offer the best returns over the long-term with an acceptable level of risk.

Prior to January 1, 2006, the Bank offered a defined benefit medical expenses plan to all eligible employees (and their families) that upon retirement provided for the payment of 100% of medical expenses due to illness or accidents. Under this medical expenses plan, the Bank accrues the estimated medical expenses based upon actuarial calculations during the period of employment up to the date of retirement.

Beginning on January 1, 2006, the Bank introduced a new defined contribution medical expenses plan referred to as the “Retirement Medical Coverage Plan”. All individuals employed after January 1, 2006 were automatically enrolled in the “Retirement Medical Coverage Plan”. Employees with more than six months of service as of January 1, 2006 were given the option of remaining under the defined benefit medical expenses plan or transfer to the “Retirement Medical Coverage Plan”. Under the “Retirement Medical Coverage Plan”, the Bank pays pre-established cash amounts to a given investment fund. An employee’s benefit consists of the sum of such contributions, plus or minus the gains or losses from the management of such funds.

As of January 1, 2014 and as of December 31, 2014 and 2015, approximately 2.08%, 1.08% and 1.48% of the Bank’s employees, respectively, were still enrolled in the defined benefit pension plan while the rest of the employees were enrolled in the defined contribution pension plan.

As of January 1, 2014 and as of December 31, 2014 and 2015, approximately 80.54%, 83.30% and 78.61% of the Bank’s employees enrolled in the defined contribution pension plan have been included in the new “Retirement Medical Coverage Plan”.

The breakdown of Provisions for pensions and similar obligations is as follows:

	01/01/2014	12/31/2014	12/31/2015

Provisions for post-employment plans
Of which: Defined benefit pension plan	2,343	2,842	3,983
Provisions for defined contribution pension plan	21	21	21
Provisions for pensions and similar obligations	2,364	2,863	4,004

The amount of the defined benefit obligations was determined using the following actuarial techniques:

1.	Valuation method: projected unit credit method which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: The most significant actuarial assumptions used in the calculations were as follows:

	Defined Benefit Pension Plan
	12/31/2014	12/31/2015

Annual discount rate	8.25%	8.5%
Mortality tables	EMSSA 1997	EMSSA 1997
Expected return on plan assets	8.5%	8.5%
Cumulative annual Consumer Price Index growth	4.0%	4.0%
Annual salary increase rate	5.0%	5.0%
Annual minimum salary increase rate	4.0%	4.0%
Medical cost trend rates	7.12%	7.12%

The determination of the discount rate considered the term and performance of high credit quality corporate bonds.

3.	The estimated retirement age of each employee is the first year in which the employee is entitled to retire or the agreed-upon age, as appropriate.

The funding status of the defined benefit obligations is as follows:

	Defined Benefit Pension Plan
	01/01/2014	12/31/2014	12/31/2015

Present value of the obligations:
Pension plan	2,170	2,248	2,365
Post-employment benefits	3,859	4,203	4,620
Other	726	707	879
	6,755	7,158	7,864
Less:
Fair value of plan assets	(4,412)	(4,316)	(3,881)

Provisions – Provisions for pensions	2,343	2,842	3,983
Of which:
Internal provisions for pensions	2,343	2,842	3,983

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Defined Benefit Pension Plan
	2014	2015

Current service cost (Note 41)	168	188
Net interest cost	196	213
Other	(53)	(24)
	311	377

The changes in the present value of the accrued defined benefit obligations were as follows:

	Defined Benefit Pension Plans
	2014	2015

Present value of the obligations at the beginning of year	6,755	7,158
Current service cost (Note 41)	168	188
Interest cost	579	581
Benefits paid	(590)	(611)
Actuarial (gains)/losses	263	416
Other	(17)	132
Present value of the obligations at the end of year	7,158	7,864

The duration of the defined benefit obligation is 11.49 years.

The changes in the fair value of plan assets were as follows:

	Defined Benefit Pension Plan
	2014	2015

Fair value of plan assets at the beginning of year	4,412	4,316
Actual return on plan assets	327	(168)
Contributions from the employer	12	-
Benefits paid	(421)	(421)
Other	(14)	154
Fair value of plan assets at the end of year	4,316	3,881

The fair values of the above (debt and equity instruments) are determined based on quoted market prices in active markets.

The Bank does not expect to make contributions to post-employment benefit plans for the year ending December 31, 2015.

The major categories of plan assets as a percentage over the total plan assets are as follows:

	Defined Benefit Pension Plan
	01/01/2014	12/31/2014	12/31/2015

Equity instruments	16%	26%	26%
Debt instruments	84%	74%	74%

The fair value measurement of the financial instruments that comprises the plan assets is categorized as Level 1 since the inputs to the fair value measurement are quoted market prices in active markets.

Sensitivity analysis

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, medical cost trend rate, annual salary increase, annual consumer price index growth and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by 368 million pesos (increase by 403 million pesos).

•	If the medical cost trend rate is 50 basis points higher (lower), the defined benefit obligation would increase by 406 million pesos (decrease by 366 million pesos).

•	If the annual salary growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 16 million pesos (decrease by 16 million pesos).

•	If the annual consumer price index growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 3 million pesos (decrease by 3 million pesos).

•	If the mortality increases (decreases) by two years for men and women, the defined benefit obligation would decrease by 410 million pesos (increase by 415 million pesos).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the consolidated balance sheet.

d)	Other disclosures

In July 2001, the Bank entered into a collective lifetime payment insurance operation agreement for certain retirees with Principal México Compañía de Seguros, S.A. de C.V. (hereinafter, “Principal”). Such agreement establishes that with the payment of the single premium by the Bank, Principal commits to paying insured retirees a lifetime payment until the death of the last insured retiree.

Under such agreement, the Bank’s net worth would not be affected in the future by these insured persons, since the risk was transferred to Principal. However, in order to record the Bank’s legal obligation to its retirees in the consolidated balance sheet, the Bank records the projected benefit obligation of the insured retirees surrendered to Principal under Provisions - Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recorded under Provisions - Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year, based on the estimates used for labor liabilities and the remaining personnel. As of January 1, 2014 and as of December 31, 2014 and 2015, such liability was 921 million pesos, 905 million pesos and 906 million pesos, respectively. For presentation purposes, the arrangement has not impact on net assets as the asset and liability are offset.

e)	Provisions for tax and legal matters

i.	Tax-related proceedings

The Bank is a party to various tax claims for which it has recorded total provisions of 51 million pesos, 39 million pesos and 29 million pesos as of January 1, 2014 and as of December 31, 2014 and 2015, respectively. The main tax-related proceeding concerning the Bank was as follows:

•	On April 2007, the Bank filed for annulment against the decision issued by the Tax Administration Services, in which the tax authority determined a tax credit charge related to its fiscal year 2003. The Bank recognized a provision for an amount of 116 million pesos. In order to implement the waiver provided for fiscal year 2013, on May 13, 2013 the Bank filed a notice by which it withdrew solely of everything related to inclusion of IPAB liabilities in the determination of inflationary adjustment for tax purposes. That letter was accepted on October 15, 2013. Due to the above mentioned the related provision was cancelled.

•	On January 23, 2008, the Bank filed for annulment against the resolution issued by the Tax Administration Service, by which an additional employee profit sharing obligation was determined for the fiscal year 2004. By meeting of the First Circuit ruled denied the Bank’s amparo suit and the protection of the Federal Justice requested. In 2014, the Bank recognized a provision for an amount of 15 million pesos. This provision was canceled because it prescribed legally in 2015.

The total amount of payments made by the Bank arising from this tax proceeding in 2014 and 2015 is not material with respect to these consolidated financial statements.

ii.	Other tax issues

The Bank operates a branch in Nassau through which it carries out tax-free operations principally involving derivative instruments. The Tax Administration Service has reviewed the operations of the Nassau branch and determined that the Bank is liable for Mexican withholding taxes. During December 2009, the Bank negotiated a settlement with the Mexican tax authorities for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Bank made settlement payments of 38 million pesos in 2014 and 19 million pesos in 2015.

iii.	Non-tax-related proceedings

As of January 1, 2014 and as of December 31, 2014 and 2015, as a result of its business activities, the Bank has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome. As of January 1, 2014 and as of December 31, 2014 and 2015, the Bank has recognized provisions for the amounts of 1,184 million pesos, 1,181 million pesos and 975 million pesos, respectively, for matters which based on the opinion of its internal and external legal advisers, management has assessed losses to be probable. Management considers such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recorded provisions.

The total amount of payments made by the Bank arising from litigation in 2014 and 2015 is not material with respect to these consolidated financial statements.

During 2014 and 2015, the amount paid by the Bank to external lawyers was 176 million pesos and 181 million pesos, respectively, for the management of all the outstanding claims.

f)	Provisions for off-balance-sheet risk

The provisions for off-balance-sheet risk are estimated with the same methodology used for calculating the impairment of loans and receivables. Refer to Note 2.g. above for further description.

The breakdown of the off-balance-sheet risks is as follows:

	01/01/2014	12/31/2014	12/31/2015

Available lines of credit cards and non-revolving consumer loans	1,427	1,311	857
Guarantees and loan commitments of commercial and public sector loans	97	48	95
	1,524	1,359	952

25. Other liabilities

The breakdown of the balance of Other liabilities is as follows:

	01/01/2014	12/31/2014	12/31/2015

Sundry creditors	1,906	1,868	3,124
Cash balances undrawn	11,492	5,698	3,642
Accrued personnel obligations	971	1,526	1,234
Other obligations	1,910	2,301	2,084
Credit card operation balances	785	907	1,078
	17,064	12,300	11,162

26. Tax matters

a)	Income Tax expense

The components of income tax expense for 2014 and 2015 are as follows:

	2014	2015

Current tax expense:
Tax expense for current year	2,121	4,983
Deferred tax expense (benefit):
Origination and reversal of temporary difference and usage (accrual) of tax carryforward benefits	1,418	(679)
Total Income Tax expense	3,539	4,304

b)	Income Tax reconciliation

The reconciliation of the income tax expense calculated at the standard tax rate of 30% to the income tax expense recognized and the breakdown of the effective tax rate are as follows:

	2014	2015

Profit before tax
Of which:
Continuing operations	16,899	18,368
Discontinued operations	-	-
Income tax at 30%
Of which:
Continuing operations	5,070	5,510
Discontinued operations - amount transferred to discontinued operations	-	-
Increase/(Decrease) due to permanent differences
Of which:
Due to effect of inflation	(1,103)	(999)
Due to effect of tangible assets	(133)	(87)
Due to effect of tax audit settlements (*)	-	(31)
Due to realization of previously unrecognized tax benefits	(117)	-
Due to effect of non-deductible expenses, non-taxable income and others	(178)	(89)
Income Tax	3,539	4,304

Effective tax rate	20.94%	23.43%
Current tax liability	-	-

Income tax	3,539	4,304
Of which:
Current tax	2,121	4,983
Deferred taxes	1,418	(679)

(*)	In 2015, the Bank recognized a net tax benefit effect as a result of a self-correction from 2011 tax year.

The Bank is subject to regular reviews by the Mexican tax authorities. As of December 31, 2015, there are no tax contingencies arising as a result of such tax reviews requiring disclosure.

c)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in equity:

	2014	2015

Net tax credited/(charged) to equity:
Remeasurement of defined benefit obligation	113	286
Measurement of Available-for-sale – Debt instruments	(150)	51
Measurement of Available-for-sale – Equity instruments	18	2
Measurement of Financial derivatives (Cash flow hedges)	(116)	(260)
	(135)	79

d)	Deferred taxes

Main components of the Bank’s gross deferred income tax assets and liabilities are as follows:

	01/01/2014	12/31/2014	12/31/2015

Total deferred tax assets prior to offsetting	18,183	18,006	18,548
Of which:
Tangible assets and deferred charges	1,914	1,915	2,236
Provisions	1,221	1,485	1,355
Impairment losses on loans and receivables	10,916	10,671	10,411
Unrealized losses on financial instruments	409	12	(86)
Net operating losses carryforward (*)	154	176	162
Capital losses carryforward(*)	2,296	2,299	2,392
Labor provisions	544	686	1,189
Fees and interest collected in advance	729	762	889
Total deferred tax liabilities prior to offsetting	(955)	(2,058)	(1,381)
Of which:
Unrealized gains on financial instruments	(152)	515	(1,315)
Exchange rate derivatives	(323)	(1,937)	641
Prepayments	(159)	(205)	(280)
Labor provisions	(1)	19	(33)
Other	(320)	(450)	(394)

(*) The net operating losses carryforward and the capital losses carryforward can be deducted during the ten-year period following the fiscal year in which the net operating loss and the capital loss were originated.

As of December 31, 2015, the detail of Net operating losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2010	2020	261	78
2011	2021	174	52
2012	2022	4	1
2013	2023	23	7
2014	2024	80	24
		542	162

As of December 31, 2015, the detail of Capital losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2014	2024	7,719	2,315
2015	2025	256	77
		7,975	2,392

The Bank only recognizes deferred tax assets for temporary differences and tax credit carryforwards where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilized.

After offsetting, deferred tax assets and liabilities are presented on the consolidated balance sheets as follows:

	01/01/2014	12/31/2014	12/31/2015

Presented as deferred tax assets (*)	17,247	15,950	17,168
Presented as deferred tax liabilities	(19)	(2)	(1)
Net	17,228	15,948	17,167

(*)	This amount represents the deferred tax asset whose realization is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. Management has concluded that the realization of such assets is probable based on the Bank’s history of generating sufficient taxable income to utilize all available tax benefits.

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to deferred taxes that are recognized directly in equity and the acquisition and disposal of entities as part of ordinary activities.

The changes in the total deferred tax assets and liabilities, prior to offsetting, in the last two years were as follows:

			(Charge)/
			Credit to
		(Charge)/	Other
		Credit to	Comprehensive	Other
	01/01/2014	Income	Income	Movements	12/31/2014

Deferred tax assets	18,183	(177)	-	-	18,006
Deferred tax liabilities	(955)	(1,241)	(135)	273	(2,058)
	17,228	(1,418)	(135)	273	15,948

			(Charge)/
			Credit to
		(Charge)/	Other
		Credit to	Comprehensive	Other
	01/01/2015	Income	Income	Movements	12/31/2015

Deferred tax assets	18,006	542	-	-	18,548
Deferred tax liabilities	(2,058)	137	79	461	(1,381)
	15,948	679	79	461	17,167

e)	Tax reforms 2014

In December 2013, the Mexican government enacted several tax reforms that are effective starting January 1, 2014. These reforms include changes to the Income Tax Law (“Ley del Impuesto Sobre la Renta”), to the Value Added Tax Law (“Ley del Impuesto al Valor Agregado”) and to the Mexican Federal Tax Code (“Código Fiscal de la Federación”). The tax reforms also repealed the Business Flat Tax Law (“Ley del Impuesto Empresarial a Tasa Única”) and the Cash Deposits Tax Law (“Ley del Impuesto a los Depósitos en Efectivo”).

Income tax

The following summarizes the most significant aspects of the new income tax law applicable to the Bank. The new law:

-	Maintains the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015.

-	Replaces the deduction for certain estimated allowance for impairment losses recognized by banking institutions (Global Preventive Reserve) by the deduction of uncollectable loans when they are written down under the provisions established by the CNBV.

-	Limits at 53%, deductions for tax-exempt salaries and benefits, as well as for contributions to pension and retirement plans. If the employer reduces the employees’ benefit package, then the deduction for tax-exempt salaries and benefits will be limited to 47%.

-	Changes the procedure to determine the employee profit-sharing obligation. Cash payments for employee profit-sharing obligations and prior year’s tax losses are not deductible for purposes of determining employee profit payable.

-	Establishes that deductions of social security fees charged to workers and paid by the employer are no longer allowed.

-	Imposes a new 10% income tax withholding on dividends distributed to resident individuals or foreign residents (including foreign corporations). This new withholding tax will apply in 2015, but not to distributions of profits generated prior to 2014. This provides an opportunity to apply reduced withholding rates under an applicable tax treaty.

Value added tax (VAT) (not subject to IAS 12)

The reforms to the VAT law will:

-	Increase, from 11% to 16% the VAT rate applicable in the border area.

27.  Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)	Breakdown

The breakdown by subsidiary of Equity - Non-controlling interests is as follows:

	01/01/2014	12/31/2014	12/31/2015

Equity as of balance-sheet date attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander, S.A.	49	36	49
Other	13	9	9
	62	45	58
Profit for the year attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander, S.A.	4	1	13

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	2014	2015

Beginning balance	62	45
Profit for the year attributable to non-controlling interests	1	13
Other movements	(18)	-
Balance at year-end	45	58

The foregoing changes are shown in the consolidated statement of changes in equity.

28. Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related deferred tax effect, of the adjustments to assets and liabilities recognized temporarily in equity through the consolidated statement of comprehensive income. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of comprehensive income presents items separately according to their nature, grouping together those which, pursuant to the applicable accounting standards, will not be subsequently reclassified to the consolidated income statement when the requirements established by the related accounting standards are met. Also, with respect to items that may be reclassified to the consolidated income statement, the consolidated statement of comprehensive income includes changes in Valuation adjustments as follows:

a)	Available-for-sale financial assets

Valuation adjustments - Available-for-sale financial assets include the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 9 and 10).

The breakdown by type of instrument of Valuation adjustments - Available-for-sale financial assets at December 31, 2014 and 2015 is as follows:

	12/31/2014				12/31/2015
			Net				Net
			Revaluation				Revaluation
	Revaluation	Revaluation	Gains/	Fair	Revaluation	Revaluation	Gains/	Fair
	Gains	Losses	(Losses)	Value	Gains	Losses	(Losses)	Value

Debt instruments	923	(589)	334	83,029	769	(961)	(192)	113,525
Equity instruments	1	(47)	(46)	311	-	(4)	(4)	348

At the end of each year, the Bank assesses whether there is any objective evidence that the instruments classified as available-for-sale (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer's economic and financial position, the existence of default or late payment, analysis of the issuer's solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer's sector which might affect its ability to pay; iii) changes in the fair value of the security analyzed, analysis of the origins of such changes - whether they are intrinsic or the result of the general uncertainty concerning the economy or the country - and iv) independent analysts' reports and forecasts and other independent market information.

If, after the above assessment has been carried out, the Bank considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognized in the consolidated income statement for the amount of the loss in equity under Valuation adjustments. Also, where the Bank does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down and its valuation recognized temporarily under Valuation adjustments is reclassified to the consolidated income statement.

A summary of changes in the cumulative valuation adjustments recorded to Available-for-sale financial assets is as follows:

	Debt	Equity
	Instruments	Instruments	Total

Balance at January 1, 2014	(481)	40	(441)
Valuation adjustments	334	(46)	288
Amounts reclassified to consolidated income statement	(261)	-	(261)
Income taxes	(150)	18	(132)
Balance at December 31, 2014	(558)	12	(546)
Valuation adjustments	(192)	(4)	(196)
Amounts reclassified to consolidated income statement	161	-	161
Income taxes	51	2	53
Balance at December 31, 2015	(538)	10	(528)

b)	Cash flow hedges

Valuation adjustments - Cash flow hedges include the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are reclassified in the consolidated income statement in the periods in which the hedged items affect profit or loss (see Note 13).

A reconciliation of the accumulated gain on the effective portion of the hedging to the cumulative valuation adjustment for cash flow hedges is presented as follows:

	2014	2015

Accumulated (loss)/gain on cash flow hedges	232	829
Accumulated gain related to discontinued cash flow hedges (Note 13)	61	71
Balance at December 31	293	900

29. Shareholders’ equity

a)	Share capital

As of January 1, 2014 and as of December 31, 2014 and 2015, share capital, at par value, was as follows:

	Number of Shares			Total Par Value (Millions of Pesos)
	01/01/2014	12/31/2014	12/31/2015	01/01/2014	12/31/2014	12/31/2015

Fixed capital:
Series "F" Shares	67,792,912,762	67,792,912,762	67,792,912,762	6,779	6,779	6,779
Series "B" Shares	13,062,491,041	13,062,491,041	13,062,491,041	1,307	1,307	1,307
	80,855,403,803	80,855,403,803	80,855,403,803	8,086	8,086	8,086

Share capital is comprised of fixed shares which cannot be increased.

Series “F” shares may only be acquired by Grupo Financiero Santander México, S.A.B. de C.V. or, directly or indirectly, by Banco Santander, S.A. (Spain), except when such shares are transferred in guarantee or in ownership to the Bank Savings Protection Institute. These shares can only be sold with the prior authorization of the Mexican Treasury Department. No authorization shall be required from such Agency and corporate bylaws will not have to be amended when the transfer of shares is either in guarantee or ownership, to the Bank Savings Protection Institute.

At all times, Series “F” share capital shall represent at least 51% of share capital and Series “B” share capital can represent up to 49% of the share capital.

Foreign governments may not direct or indirectly own any share capital of the Bank, except when: i) they do it temporarily as part of financial supporting or bailout; ii) they do it through official entities and iii) they do it indirectly and do not have control on the Bank, pursuant Article 13 of the Credit Institutions Law. All the aforementioned exceptions must be authorized by the CNBV.

Capital reductions will incur taxation on the excess of the amount distributed against the corresponding tax basis.

b)	Share premium

Share premium includes the amount paid up by the Bank's shareholders in capital issues in excess of the par value.

The Mexican General Law of Corporations expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.

c)	Accumulated reserves

Accumulated reserves include the net amount of the accumulated profit recognized in previous years through the consolidated income statement that was appropriated to equity, the legal reserve and the remeasurement of defined benefit obligation.

Accumulated profit

This includes the accumulated profit not distributed to shareholders.

Dividend policy and payment of dividends

Income tax must be paid in the event that payment of dividends from profits is not previously subject to income tax. Accordingly, the Bank must keep track of profits subject to each rate and maintain such accumulated profits in a Net tax profit account.

In accordance with amendments to the Income Tax Law, dividends paid from profits earned in fiscal year 2014 and thereafter by Mexican companies to Mexican resident individuals or foreign residents (including foreign corporations) are subject to an additional withholding tax of 10%. International tax treaties may apply to avoid double taxation on dividends paid to overseas shareholders (see Note 26.e.).

Dividends paid by the Bank to Mexican resident individuals and foreign residents in 2015 and 2014 are not subject to the 10% additional withholding tax as such dividends were paid from profits obtained prior to 2014.

Legal reserve

The Bank is subject to the legal reserve provision whereby at least 10% of net profits each year must be allocated and transferred to a capital reserve fund until reaching the equivalent of 100% of the paid-in share capital. With regard to Bank’s subsidiaries, the legal reserve provision requires the creation of a legal reserve equal to 5% of net profits until reaching 20% of paid-in share capital. The reserve fund cannot be distributed to the shareholders during the existence of the aforementioned entities, except in the form of a stock dividend.

As of January 1, 2014 and as of December 31, 2014 and 2015, the Bank and its subsidiaries are in compliance with the percentage of legal reserve required.

d)	Other disclosures

During the Ordinary and Extraordinary General Meeting of November 27, 2014, the following resolution was adopted:

-	The amount of 3,473 million pesos was allocated from Accumulated reserves for the payment of dividends. The amount of 3,473 million pesos was paid to shareholders on December 29, 2014.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Annual Meeting of April 28, 2015, the following resolution was adopted:

-	The amount of 3,534 million pesos was allocated from Accumulated reserves for the payment of dividends. The amount of 3,534 million pesos was paid to shareholders on May 28, 2015.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary and Extraordinary General Meeting of November 25, 2015, the following resolution was adopted:

-	The amount of 3,226 million pesos was allocated from Accumulated reserves for the payment of dividends. The amount of 3,226 million pesos was paid to shareholders on December 21, 2015.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

30. Minimum capital requirements

The Bank’s risk-weighted assets and capitalization ratios are calculated in accordance with Mexican Banking GAAP. The management of capital is performed at regulatory and economic levels.

As established in the Sole Circular for Banks issued by the CNBV, the Bank must maintain a minimum net capital in relation to the market, credit and operational risks inherent to its operations, which is based on the Basel Agreements within the Mexican legislation. Such minimum capital is determined based on the sum of the capital requirements stipulated for each aforementioned type of risk.

Net Capital

Net capital is divided into two parts: Basic and Complementary. Additionally, Basic Capital is divided into two portions: Fundamental Capital and Non-Fundamental Basic Capital. Basic Capital (Tier I) is the sum of Fundamental Basic Capital and Non-Fundamental Basic Capital.

-	Fundamental Basic Capital is composed mainly of shareholders' equity plus other equity instruments, less stock investments on financial institutions, organization expenses, other intangibles, as well as excess of deferred tax assets derived from tax losses that exceed the 6% of Tier I Capital and excess of deferred taxes from temporary differences that exceed the 10% of Tier I Capital.

-	Non-Fundamental Basic Capital is composed mainly of a bank’s equity instruments which are not included as Basic Capital according to the current legislation.

-	Complementary Capital (Tier II) is composed mainly of a bank’s equity instruments which are not included as Basic Capital according to the current legislation, plus the positive difference resulting from subtracting to the total allowable reserves, the total expected losses, up to an amount that doesn’t exceed 0.6% of the assets subject to credit risk.

Assets Subject to Credit Risk

Deposits, securities, loans and receivables, reverse repurchase agreements, swaps, forward contracts, securities loans, options, certain derivative instruments and all other bank transactions exposed to credit risk in accordance with established regulations are classified in their respective risk groups and the weight factors stipulated for each group are applied, ranging from zero up to 150%, depending on the counterparty and scores determined by the ratings agencies accredited by the CNBV or by the Bank in the event it is an authorized institution for the use of internal models. Counterparty risk is calculated by incorporating an add-on and additionally calculating a Credit Valuation Adjustment for OTC derivatives transactions.

Assets Subject to Market Risk

In interest bearing transactions, the capital requirement is calculated by determining the residual term of the asset or liability, and by applying the corresponding Market Risk Charge Coefficient based on the term asset or liability and currency in which it is denominated.

For those transactions, whose return is based on changes in the price of a share, basket of shares or market index, a 22.23% of General Market Risk is applied to the net position, to which additional specific market risk requirements are added for long net positions and short net positions by 8%.

For the foreign currency positions, a 12% Market Risk Charge Coefficient is applied on the higher of the sum of the long net position or short net position.

For transactions linked to Mexican inflation and denominated in UDIS, a capital requirement is calculated by applying a Market Risk Charge Coefficient of 1.25% over the increase of the Mexican National Consumer Price Index (calculated as the average of the previous twelve months) to the absolute value of the total net position.

For transactions linked to the minimum wage growth, a capital requirement is calculated by applying a Market Risk Charge Coefficient of 1.25% over the increase of the minimum wage growth (calculated as the average of the actual month and the previous eleven months) to the absolute value of the total net position.

The equivalent assets for market risk are determined by multiplying by 12.5, the sum of the capital requirements of all of the transactions described above.

Assets Subject to Operational Risk

The requirement is calculated by determining the average net revenues for the 36 months prior to the month being calculated, applying a 15% Operational Risk Charge Coefficient. The equivalent assets for operational risk are determined by multiplying the capital requirement by 12.5.

At the date of these consolidated financial statements, the Bank was in compliance with these minimum capital requirements (see below).

The minimum capital requirements calculated in accordance with the Mexican Banking GAAP for the Bank is as follows:

	01/01/2014	12/31/2014	12/31/2015

Computable capital:	86,531	96,517	103,639
Core capital	92,820	103,523	111,550
Supplementary capital	17,122	19,820	23,311
Deductible items	(23,411)	(26,826)	(31,222)

Capital requirements:	43,431	47,756	53,130
Market risk	11,100	10,266	8,994
Credit risk	27,695	32,547	38,995
Operational risk	4,636	4,943	5,141

Excess of capital requirements	43,100	48,761	50,509
Risk-weighted assets	542,892	596,952	664,122

As of January 1, 2014 and as of December 31, 2014 and 2015, in accordance with the capitalization requirements applicable to full service banks, the Bank has the following capitalization ratios, which exceed the minimum legal capital required by the CNBV:

	01/01/2014	12/31/2014	12/31/2015

Net Capital / Required Capital	1.99	2.02	1.95
Minimum capital requirements	Not applicable	Not applicable	Not applicable

Basic Capital / Assets subject to Credit, Market and Operating Risk	12.79%	12.85%	12.10%
Minimum capital requirements	Not applicable	8.50%	8.50%

Net Capital / Assets subject to Credit Risk	25.00%	23.72%	21.26%
Minimum capital requirements	Not applicable	Not applicable	Not applicable

Net Capital / Assets subject to Credit, Market and Operating Risk	15.94%	16.17%	15.61%

Minimum capital requirements	8%	10.50%	10.50%

31. Memorandum accounts

Memorandum items relate to balances representing rights, obligations and other legal matters that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the Bank, although they may not impinge on their net assets, including contingent commitments and financial instruments received as collateral in OTC derivative transactions, reverse repurchase agreements and securities loans transactions in which the lender is the Bank.

a)	Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

Contingent commitments	01/01/2014	12/31/2014	12/31/2015

Available lines of credit cards and non-revolving consumer loans	85,317	79,631	72,841
Guarantees, documentary credits and loan commitments of commercial and public sector loans	55,250	49,031	40,609
Guarantees, documentary credits and loan commitments of commercial loans (SMEs)	76	123	265
Total	140,643	128,785	113,715

At January 1, 2014 and at December 31, 2014 and 2015, the Bank had recognized provisions for off-balance sheet risk of 1,524 million pesos, 1,359 million pesos and 952 million pesos, respectively, to cover contingent liabilities arising from available lines of credit cards and non-revolving consumer loans (see Note 24).

A significant portion of the guarantees and loan commitments will expire without any payment obligation materializing for the Bank and, therefore, the aggregate balance of these commitments cannot be considered to be an actual future need for financing or liquidity to be provided by the Bank to third parties.

Income from guarantee instruments is recognized under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

b)	Financial instruments received as collateral

Financial instruments include those securities received by the Bank in which there is not transfer of the contractual rights or risk and rewards of the financial instruments that could give rise to the recognition of financial assets since the Bank received them to engage in OTC derivatives transactions, reverse repurchase agreements and securities loan transactions in which the lender is the Bank.

The breakdown is as follows:

Financial instruments received as collateral	01/01/2014	12/31/2014	12/31/2015

Debt instruments received in OTC derivatives transactions	343	4,883	7,276
Debt instruments received in reverse repurchase agreement transactions	87,569	31,711	28,443
Equity instruments received in securities loans transactions	150	637	551
Total	88,062	37,231	36,270

32. Derivatives - Nominal amounts and fair values of trading and hedging derivatives

The breakdown of the fair value and nominal amount of trading derivative assets as of January 1, 2014 and as of December 31, 2014 and 2015 is as follows:

	01/01/2014		12/31/2014		12/31/2015
Trading	Nominal	Fair Value	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	4,279	45
Interest Rate Futures	413	17	20	20	724	54
Market Index Futures	7,688	192	9,997	363	1,115	13

Forwards:
Foreign Currency Forwards	83,211	1,177	120,155	7,274	111,044	6,730
Foreign Exchange Spot	29,825	30	-	39	41,655	293
Interest Rate Forwards	1,400	5	-	-	2,000	5
Equity Forwards	3,919	159	5,082	162	2,221	115

Options:
Foreign Currency Options	23,534	154	57,909	1,673	14,799	521
Interest Rate Options	213,838	3,507	167,057	2,414	128,301	1,141
Market Index Options	2,716	206	13,772	1,005	16,307	1,239
Equity Options	832	211	276	255	-	-

Swaps:
Interest Rate Swaps	1,649,378	41,058	1,425,837	35,150	1,933,917	33,956
Cross-Currency Swaps	307,517	26,160	380,855	44,069	452,868	72,714
	2,328,550	72,921	2,180,960	92,424	2,704,951	116,781

As of January 1, 2014 and as of December 31, 2014 and 2015, 72,622 million pesos, 91,864 million pesos and 116,695 million pesos (assets) are OTC derivatives of the total amount of the trading derivative assets, respectively.

The breakdown of the fair value and nominal amount of hedging derivative assets as of January 1, 2014 and as of December 31, 2014 and 2015 is as follows:

	01/01/2014		12/31/2014		12/31/2015
Hedging	Nominal	Fair Value	Nominal	Fair Value	Nominal	Fair Value

Cash flow:
Interest Rate Swaps	675	6	2,050	13	2,050	21
Cross-Currency Swaps	8,602	198	32,917	3,748	28,331	7,961
Foreign Currency Forwards	1,757	20	24,919	947	13,376	4,138

Fair value:
Interest Rate Swaps	4,391	73	4,998	32	734	1
Cross-Currency Swaps	100	3	-	-	-	-
	15,525	300	64,884	4,740	44,491	12,121
Total Assets	2,344,075	73,221	2,245,844	97,164	2,749,442	128,902

The breakdown of the fair value and nominal amount of trading derivative liabilities as of January 1, 2014 and as of December 31, 2014 and 2015 is as follows:

	01/01/2014		12/31/2014		12/31/2015
Trading	Nominal	Fair Value	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	654	1	718	11	86	-
Interest Rate Futures	319,031	947	177,784	550	101,915	343
Market Index Futures	3,686	65	1,595	30	6,334	81
Equity Futures	-	-	2	-	-	-

Forwards:
Foreign Currency Forwards	79,372	1,101	149,949	9,881	129,408	6,158
Foreign Exchange Spot	16,129	20	-	50	55,462	271
Interest Rate Forwards	-	-	-	-	20	-
Market Index Forwards	-	-	12,195	395	8,347	163
Equity Forwards	11,522	364	-	-	-	-

Options:
Foreign Currency Options	22,195	281	53,611	1,391	15,361	452
Interest Rate Options	212,699	4,603	187,366	3,333	128,454	1,461
Market Index Options	414	220	317,886	1,010	111,180	1,163
Equity Options	931	84	2,682	128	500	30

Swaps:
Interest Rate Swaps	1,661,867	39,066	1,574,784	33,687	2,064,378	34,165
Cross-Currency Swaps	305,145	25,021	336,462	44,376	364,774	80,278
	2,633,645	71,773	2,815,034	94,842	2,986,219	124,565

As of January 1, 2014 and as of December 31, 2014 and 2015, 70,544 million pesos, 93,631 million pesos and 123,780 million pesos (liabilities), respectively are OTC derivatives of the total amount of the trading portfolio.

The breakdown of the fair value and nominal amount of hedging derivative liabilities as of January 1, 2014 and as of December 31, 2014 and 2015 is as follows:

	01/01/2014		12/31/2014		12/31/2015
Hedging	Nominal	Fair Value	Nominal	Fair Value	Nominal	Fair Value

Cash flow:
Interest Rate Swaps	2,050	19	-	-	-	-
Cross-Currency Swaps	10,599	270	7,517	720	13,806	2,188
Foreign Currency Forwards	5,478	102	26,754	1,954	24,546	5,660

Fair value:
Interest Rate Swaps	4,978	149	2,565	52	5,545	79
Cross-Currency Swaps	6,823	852	7,320	1,677	6,291	1,641
	29,928	1,392	44,156	4,403	50,188	9,568
Total Liabilities	2,663,573	73,165	2,859,190	99,245	3,036,407	134,133

As of January 1, 2014 and as of December 31, 2014 and 2015, the collateral provided to engage in derivative transactions in organized markets is as follows:

		01/01/2014	12/31/2014	12/31/2015

Collateral provided:
Of which:
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Cash	2,585	1,468	1,465
Chicago Mercantile Exchange	Cash	357	893	115
Foreign Financial Institutions	Cash	-	-	311
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Shares	323	439	52
		3,265	2,800	1,943

Deposits of collateral cover positions operated on the MexDer such as interest rate futures, futures based on the Mexican Stock Exchange Prices and Quotations Index, US Dollar futures, listed option futures and also positions operated on the Chicago Mercantile Exchange such as Standard & Poor’s futures, US Treasury Notes futures and equity options.

The guarantees and/or collateral delivered for the OTC derivative transactions as of January 1, 2014 and as of December 31, 2014 and 2015 are as follows:

		01/01/2014	12/31/2014	12/31/2015

Loans and receivables – Loans and advances to credit institutions:
Of which (Note 8):
Mexican financial institutions	Cash	8,145	4,901	7,645
Foreign financial institutions	Cash	7,127	15,857	22,578
		15,272	20,758	30,223
Financial assets held for trading – Debt instruments:
Of which (Note 9):
Mexican financial institutions	Bonds	169	453	770
		169	453	770

The guarantees and/or collateral received for the OTC derivative transactions as of January 1, 2014 and as of December 31, 2014 and 2015 are as follows:

		01/01/2014	12/31/2014	12/31/2015

Customer deposits:
Of which (Note 20):
Mexican financial institutions	Cash	1,758	2,076	4,571
Foreign financial institutions	Cash	3,186	3,957	9,704
		4,944	6,033	14,275

		01/01/2014	12/31/2014	12/31/2015

Memorandum accounts:
Of which (Note 31):
Mexican financial institutions	Bonds	343	4,215	7,276
Foreign financial institutions	Bonds	-	668	-
		343	4,883	7,276

Upon executing transactions with OTC derivatives, the Bank agrees to deliver and/or receive collateral to cover any exposure to market risk and the credit risk of such transactions. Such collateral is contractually agreed to with each of the counterparties.

Currently, debt securities, mainly government bonds, are posted as collateral for transactions with domestic financial entities. Cash deposits are used for transactions with foreign financial entities and institutional customers.

The nominal and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Bank since the net position in these financial instruments is the result of offsetting and/or combining them. The net position is used by the Bank basically to hedge interest rates, underlying asset prices or foreign currency risk. The results of these financial instruments are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated statements of income and increase or offset, as appropriate, of the gains or losses on the investments hedged (see Note 13).

The Bank manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions (see Note 2.f).

The cumulative credit risk exposure is measured in terms of Equivalent Credit Risk (hereinafter, “ECR”). ECR is composed of the current exposure of the contract (at fair value in the case of derivatives) plus the Potential Future Exposure (hereinafter, “PFE”) which is defined as the maximum expected credit exposure over a specified period of time calculated at a 97.5% level of confidence and which expresses its potential future exposure. This metric is used internally for management purposes.

ECR by Profiles Methodology introduces the concept of Exposure Profile per deal, where exposure may vary depending on the time-band considered. There is not a unique exposure figure per deal. However, many exposures figure as time-bands are affected and each time-band exposure equals the maximum exposure within the time-band.

Deal risk aggregation per counterparty and per time band requires adding up Potential Future Exposure of each of the time-bands and considering the netting agreement for the Current Exposure and also, if applicable, collateral mitigation; so there is an aggregated net exposure per counterparty as time-bands are affected.

For derivatives, where ECR = Current Exposure (MtM) + Nominal x Risk Factor (PFE), the Profiles Methodology implies that PFE figure is not unique but is calculated for each of the time-bands.

The Counterparty Credit Risk Area compares, on a monthly basis, the nominal amounts used to calculate PFE against nominal amounts recorded in the accounting records and also compares MtM amounts used for the Current Exposure of the ECR against MtM amounts also recognized in the accounting books.

As of January 1, 2014 and as of December 31, 2014 and 2015, the cumulative net credit risk exposure of the Bank was 243,169 million pesos, 329,929 million pesos and 410,315 million pesos, respectively.

33. Interest income and similar income

Interest income and similar income in the consolidated income statement comprises the interest accrued in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, and the rectifications of interest income as a result of hedge accounting.

The breakdown of the main interest income and similar income items earned in 2014 and 2015 is as follows:

	2014	2015

Cash and balances with the Central Bank	1,061	1,102
Loans and advances to credit institutions	2,963	2,102
Loans and advances to customers	44,501	50,227
Debt instruments	9,086	10,513
Hedging derivatives	277	237
Other interest income	68	49
	57,956	64,230

34. Interest expenses and similar charges

Interest expenses and similar charges in the consolidated income statement include the interest accrued during the year on all financial liabilities with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, the rectifications of cost as a result of hedge accounting; and the net interest cost attributable to pension funds.

The breakdown of the main items of interest expenses and similar charges accrued in 2014 and 2015 is as follows:

	2014	2015

Deposits from credit institutions	4,183	6,001
Customer deposits	9,257	9,026
Marketable debt securities	1,838	1,893
Subordinated liabilities	1,051	1,259
Hedging derivatives	733	463
Other interest expenses	3,324	2,600
	20,386	21,242

35. Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of Income from equity instruments is as follows:

	2014	2015

Equity instruments classified as:
Financial assets held for trading	51	37
Of which:
NAFTRAC (ETF)	15	14
América Móvil, S.A.B, de C.V.	5	2
Grupo México, S.A.B. de C.V.	4	2
Industrias Peñoles, S.A.B. de C.V.	-	-
Wal-Mart de México, S.A.B. de C.V.	13	6
Kimberly-Clark de México, S.A.B. de C.V.	1	-
Fomento Económico Mexicano, S.A.B. de C.V.	-	1
Grupo Modelo, S.A.B. de C.V.	-	-
Others	13	12

Available-for-sale financial assets	86	67
Of which:
Controladora Prosa, S.A. de C.V.	12	-
Trans Unión de México, S.A.	56	51
Others	18	16
	137	104

36. Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Bank during the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission income is as follows:

	2014	2015

Collection and payment services:
Service charges on deposit accounts	817	896
Credit and debit cards	4,378	4,687
Checks and others	302	257
	5,497	5,840
Marketing of nonbanking
financial products:
Investment funds management	1,149	1,193
Capital markets and securities activities	333	290
Collection and payment services	1,830	2,114
Insurance	3,896	4,104
Financial advisory services	1,295	1,373
	8,503	9,074
Securities services:
Administration and custody	412	464
	412	464
Other:
Foreign currency transactions	701	866
Other fees and commissions	684	893
	1,385	1,759
	15,797	17,137

37. Fee and commission expenses

Fee and commission expenses show the amount of all fees and commissions paid or payable by the Bank in the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission expenses is as follows:

	2014	2015

Credit and debit cards	1,451	1,895
Checks and others	33	23
Collections and transactional services	178	123
Fund management	73	25
Capital markets and securities activities	76	102
Financial advisory services	1	-
Other fees and commissions	1,127	1,337
	2,939	3,505

38. Gains/(losses) on financial assets and liabilities (net)

Gains/(losses) on financial assets and liabilities (net) include the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method, impairment losses and the realized gains or losses obtained from the sale and purchase thereof.

The breakdown of Gains/(losses) on financial assets and liabilities (net) by type of instrument is as follows:

	2014	2015

Financial instruments held for trading	2,458	2,405
Of which:
Debt instruments	627	487
Equity instruments	(51)	96
Derivatives	2,024	1,916
Others	(142)	(94)
Recognized profit from sale of financial instruments available-for-sale	155	177
Hedging derivatives	(3)	(78)
Of which:
Fair value hedge – hedged items (Note 13)	65	(105)
Fair value hedge – hedging derivative instruments (Note 13)	(71)	23
Cash flow hedge inefficiency (Note 13)	3	4
	2,610	2,504

39. Exchange differences (net)

Exchange differences (net) shows the gains or losses arising on the translation of monetary items in foreign currency to the functional currency as a result of changes in foreign exchange rates.

40. Other operating income and other operating expenses

Other operating income and other operating expenses in the consolidated income statement include:

	2014	2015

Other operating income:
Other operating income	509	472
	509	472
Other operating expenses:
IPAB fund contribution	(1,887)	(2,238)
Other operating expenses	(585)	(772)
	(2,472)	(3,010)

On January 19, 1999, the IPAB was approved and created to establish a bank savings protection system in favor of depositors that perform guaranteed banking transactions (deposits, loans and credits), and to regulate financial support granted to full service banking institutions in order to protect the interests of depositors.

IPAB’s resources come from the mandatory contributions paid by financial entities, according to the risk to which they are exposed. Such contributions are calculated based on the capitalization level of each bank and other indicators set forth in IPAB’s bylaws issued by its Board of Directors. These contributions must be equivalent to one-twelfth of four-thousandths of the monthly average of the daily balances of funding activities of the applicable month.

41. Personnel expenses

a)	Breakdown

The breakdown of Personnel expenses is as follows:

	2014	2015

Wages and salaries	4,964	5,211
Social security costs	826	912
Service expense related to defined
contribution pension plan (Note 24)	246	272
Service expense related to defined
benefit pension plan (Note 24)	168	188
Share-based payments	266	161
Other staff costs	1,105	1,547
Bonus and benefits granted to employees	1,982	2,334
	9,557	10,625

b)	Global Program – Performance Shares Plan

Banco Santander (Spain) has a long-term share-based variable compensation plan linked to the market price of its own shares (the Global Program). Our executive officers and other executives are eligible under the Global Program.

The Board of Directors of Banco Santander (Spain) approved on March 26, 2008 the long-term incentive policy covering the executive officers and other executives of Banco Santander (Spain) and its affiliate companies (except Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander (Spain), as established in the Annual Shareholders’ Meeting.

This multi-annual share-settled incentive plan is payable in shares of Banco Santander (Spain). The beneficiaries of the plan are the executive officers and other members of management, together with any other executives of Banco Santander (Spain) and its affiliates as determined by the Board of Directors or, when delegated by it, the executive committee of Banco Santander (Spain). The plan involves six successive three-year cycles for the delivery of shares to the beneficiaries. Accordingly, except for the first cycle, which lasted for two years (Plan I-09), the other cycles last for three years each (Plan I-10 to Plan I-14).

For each cycle, a maximum number of Banco Santander (Spain) shares is established for each beneficiary who remains within Banco Santander (Spain) and its affiliates for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing Banco Santander (Spain)‘s performance against that of a benchmark group of financial institutions and are linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS). The targets for plan I-12 and later plans measure the Banco Santander (Spain)’s performance with respect to TSR only.

As of January 1, 2014, there was one cycle in effect (Plan I-14). The last cycle (Plan I-14) began on July 1, 2011 and expired on June 30, 2014. During 2014, no awards under the Global Program share-based payment were granted.

The fair value of the Banco Santander (Spain) shares granted to the Bank’s employees under this plan was 94 million pesos as of January 1, 2014. This plan expired on June 30, 2014. In 2014, the Bank recognized expenses of 10 million pesos regarding this plan.

c)	Local Program

The Bank's Board of Directors approved in October 2012 a share-based cash-settled compensation plan for eligible executive officers subject to certain conditions described below. This plan is paid out annually over the first three years after the global public offering of 24.90% of the share capital of our Parent company, in September 2012.

Under this plan, eligible executive officers will receive a cash incentive that must be used irrevocably to acquire shares of our Parent company at a price of 31.25 pesos per share.

The incentive is linked to the achievement each year of two independent objectives related with increase in the stock price and performance of the stock price against the IPC. If the objectives are fulfilled, each year one-third of the total amount of the incentive would be paid to the eligible executive officers.

The achievement of each objective will determine the payment of up to 50% of the maximum amount of incentive for each year to the plan's eligible executive officers who continue as active officers of the Bank at the time that each of the three plan payments is due.

The fair value of the plan is calculated based on the fair value of the stock price at the grant date. The total fair value of the plan to eligible executive officers is 396 million pesos equivalent to 13,309,760 shares at a price of 31.25 pesos per share.

During 2014, the Bank recognized in the consolidated income statement an amount of 139 million pesos as services rendered by the eligible executive officers.

During September 2014, the objectives of this performance share plan were achieved at 97%, respectively, so the second payments of the cash incentive were proportionally made to the eligible executive officers.

d)	Corporate performance shares plan

During the Shareholders’ Meeting of Banco Santander (Spain) on March 28, 2014, a new share-based payment plan was approved that is applicable only to a certain group of executives (known as the “identified staff”) in each country.

The plan is denominated “Corporate performance shares plan 2014” and provides for compensation tied to the performance of the stock of Banco Santander (Spain), as established in the Annual Shareholders’ Meeting of Banco Santander (Spain). This multiannual performance plan is payable in shares of our Parent company with annual deliveries of shares to the beneficiaries during a period of three years beginning on July 1, 2015.

The total number of shares that will be granted to each beneficiary will be established in early 2015 depending on Banco Santander (Spain)’s performance (TSR) during 2014 against a peer group of financial institutions.

A percentage (0% to 100%) of one-third of the total number of vested shares will be paid at the end of each year (June 2016, 2017 and 2018) based on Banco Santander (Spain)’s cumulative performance (TSR) (2014 and 2015 for the first tranche; 2014 to 2016 for the second tranche and 2014 to 2017 for the third tranche) against that of a peer group of financial institutions.

For the year ended December 31, 2015, the Bank recognized 8 million pesos in the consolidated income statement with respect to this plan.

e)	Bonus payment policies

As a result of an internal policy of Banco Santander (Spain), approved in 2011, a portion of the annual variable remuneration or bonus for a certain group of executive officers (known as the “supervised group” or “identified staff” from 2014) is deferred for a period of three to five years, with one-third or one-fifth vesting each year.

Both the deferred and non-deferred portions are paid in cash and shares of Banco Santander (Spain), equally, for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares for a one-year period.

From January 1, 2014, the deferred and non-deferred portion payable in shares is paid in shares of our Parent company instead of shares of Banco Santander (Spain).

In 2014 and 2015, the Bank recognized in the consolidated income statement, the fair value of the benefits that will be cash-settled for an amount of 117 million pesos and 153 million pesos, respectively.

The bonus of the beneficiaries for 2015 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage” to identify the portion for which payment is not deferred, and the “Deferred Percentage” to identify the portion for which payment is deferred):

Beneficiaries (millions of Euros)	Immediate Payment Percentage	Deferred Percentage	Deferral Period

Executive directors and members of the identified staff whose total variable remuneration is ≥ 2.6	40%	60%	5 years
Country heads and other executives members of the identified staff whose total variable remuneration is ≥ 1.7 (< 2.6)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

Taking the foregoing into account, the bonus for 2015 will be paid as follows:

•	Each beneficiary will receive in 2016, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

•	Payment of the Deferred Percentage of the bonus applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years (the “Deferral Period”) and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2017, 2018 and 2019 and, if applicable, 2020 and 2021 (the “Anniversaries”), provided that the conditions described below are met.

•	After deduction of any taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds or fifths, 50% in cash and the other 50% in shares.

•	The beneficiaries receiving shares may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares.

The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to continuity of the beneficiary within the Bank, the accrual of the deferred remuneration is subject to none of the following circumstances arising, in the opinion of the Board of Directors at the proposal of the Remuneration Committee, during the period before each delivery as a consequence of actions taken in 2015:

•	Poor financial performance of the Bank;

•	Violation by the beneficiary of internal regulations, particularly those relating to risks;

•	Material restatement of the Bank’s consolidated financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or significant changes in the financial capital or risk profile of the Bank.

The Board of Directors, at the proposal of the Remuneration Committee and based on the level of achievement of such conditions, shall determine the specific amount of deferred remuneration to be paid on each occasion.

If the foregoing requirements are met on each anniversary, the beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth anniversary.

On the occasion of each delivery of shares and cash, if applicable, the beneficiary shall be paid an amount in cash equal to the dividends paid on the deferred amount in shares of the bonus and the interest accrued on the deferred cash amount of the bonus, in both cases from the initial date through the corresponding date of payment of the shares and cash.

42. Other general administrative expenses

a)	Breakdown

The breakdown of Other general administrative expenses is as follows:

	2014	2015

Maintenance, conservation and repair	1,124	968
Technology and systems	2,357	2,334
Stationery and supplies	197	212
Advertising and communications	653	722
Rents	1,616	1,836
Administrative services	367	502
Taxes other than income tax	1,117	1,280
Surveillance and cash courier services	589	611
Insurance premiums	42	70
Travel costs	295	298
Other administrative expenses	1,376	1,322
	9,733	10,155

b)	Other information

The fees for audit and tax services to the audit of financial statements are as follows:

	2014	2015

Audit fees and audit-related fees (*)	55	40
Tax fees	-	2
	55	42

(*) The audit-related fees amounted to 2 million pesos in 2015.

43. Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)

The breakdown of Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net) is as follows:

	2014	2015

Gains:
On disposal of tangible assets	2	7

	2	7

44. Other disclosures

a)	Remaining maturity periods and average interest rates

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of January 1, 2014, is as follows:

	01/01/2014
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	16,954	1,407	-	-	-	-	31,320	49,681	3.57%
Financial assets held for trading
Debt instruments	-	1,300	4,119	40,504	8,331	23,428	20,907	98,589	4.04%
Equity instruments	4,885	-	-	-	-	-	-	4,885	-
Trading derivatives	51	502	1,560	5,187	12,655	22,047	30,919	72,921	-
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit Institutions – Repurchase Agreements	-	70,594	-	-	-	-	-	70,594	3.56%
Loans and advances to customers –Repurchase agreements	-	16,901	-	-	-	-	-	16,901	3.75%
Available-for-sale financial assets -
Debt instruments	-	117	1,607	8,929	14,774	12,216	23,780	61,423	4.54%
Equity instruments		-	-	-	-	-	444	444	-
Loans and receivables -
Loans and advances to credit
Institutions	15,162	35,834	-	-	-	-	101	51,097	3.50%
Loans and advances to customers	11,964	16,889	32,016	86,930	109,718	42,438	84,790	384,745	11.02%
Debt instruments	-	-	-	-	2,317	819	2,523	5,659	3.29%
Hedging derivatives	-	1	1	9	21	-	268	300	-
	49,016	143,545	39,303	141,559	147,816	100,948	195,052	817,239
Liabilities:
Financial liabilities held for trading -
Trading derivatives	33	637	1,500	5,314	12,820	18,829	32,640	71,773	-
Short positions	-	64,426	-	-	-	-	-	64,426	3.47%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from Central Bank	-	18,512	-	-	-	-	-	18,512	3.52%
Deposits from credit institutions	-	7	-	-	-	-	-	7	3.59%
Customer deposits	-	57,719	2,390	-	-	-	-	60,109	2.67%
Financial liabilities at amortized cost -
Deposits from Central Bank	4,741	-	-	-	-	-	-	4,741	3.57%
Deposits from credit institutions	11	16,309	8,168	1,318	1,595	4,551	15,004	46,956	3.72%
Customer deposits	258,334	117,821	9,542	2,992	708	556	291	390,244	1.02%
Marketable debt securities	17,939	10,369	2,790	1,995	4,256	978	14,791	53,118	4.03%
Subordinated liabilities	-	-	-	-	-	-	16,824	16,824	5.95%
Other financial liabilities	1,172	13,580	1,217	408	187	13	-	16,577	-
Hedging derivatives	-	76	-	49	230	34	1,003	1,392	-
	282,230	299,456	25,607	12,076	19,796	24,961	80,553	744,679
Difference (assets less liabilities)	(233,214)	(155,911)	13,696	129,483	128,020	75,987	114,499	72,560

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2014, is as follows:

	12/31/2014
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with the Central Bank	15,927	24	-	-	-	-	35,872	51,823	3.00%
Financial assets held for trading
Debt instruments	-	3,942	602	13,745	19,844	50,042	22,542	110,717	3.41%
Equity instruments	4,510	-	-					4,510	-
Trading derivatives	226	2,446	4,496	10,876	21,239	18,391	34,750	92,424	-
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit Institutions – Reverse repurchase Agreements	-	27,379	-	-	-	-	-	27,379	3.05%
Loans and advances to customers –Reverse repurchase agreements	-	5,122	-	-	-	-	-	5,122	3.21%
Available-for-sale financial assets -
Debt instruments	-	-	502	2,823	45,208	9,491	25,005	83,029	2.83%
Equity instruments	-	-	-	-	-	-	311	311
Loans and receivables -
Loans and advances to credit
Institutions	-	67,053	-	-	-	-	98	67,151	3.12%
Loans and advances to customers	15,689	35,204	41,457	98,820	124,484	40,506	101,079	457,239	10.21%
Debt instruments	-	-	-	-	3,233	-	2,602	5,835	2.74%
Hedging derivatives	-	-	33	26	933	2,120	1,628	4,740
	36,352	141,170	47,090	126,290	214,941	120,550	223,887	910,280
Liabilities:
Financial liabilities held for trading -
Trading derivatives	515	4,772	5,911	8,178	21,790	18,798	34,878	94,842
Short positions	-	41,379	182	392	-	-	10	41,963	2.90%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	-	5,006	-	-	-	-	-	5,006	3.25%
Deposits from credit institutions	-	27,221	-	1,525	-	-	-	28,746	3.12%
Customer deposits	-	70,604	858	-	-	-	-	71,462	2.29%
Marketable debt securities	-	-	-	61	4,648	597	-	5,306
Financial liabilities at amortized cost -
Deposits from the Central Bank
Deposits from credit institutions	4,204	6,797	19,348	229	2,182	10,543	5,023	48,326	2.19%
Customer deposits	294,342	117,228	22,969	3,891	1,548	1,311	3,892	445,181	1.40%
Marketable debt securities	-	20,488	2,067	9,726	4,100	988	16,402	53,771	3.41%
Subordinated liabilities	-	475	-	-	-	-	18,971	19,446	5.95%
Other financial liabilities	1,273	9,777	895	122	265	-	-	12,332
Hedging derivatives	42	68	-	45	2,105	261	1,882	4,403
	300,376	303,815	52,230	24,169	36,638	32,498	81,058	830,784
Difference (assets less liabilities)	(264,024)	(162,645)	(5,140)	102,121	178,303	88,052	142,829	79,496

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2015, is as follows:

	12/31/2015
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with the Central Bank	23,040	876	-	-	-	-	35,872	59,788	3.07%
Financial assets held for trading
Debt instruments	-	5,206	7,790	28,367	107,112	48,993	10,745	208,213	4.08%
Equity instruments	1,878	-	-	-	-	-	-	1,878
Trading derivatives	697	1,911	5,928	9,475	29,366	12,177	57,227	116,781
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit Institutions – Reverse repurchase Agreements	-	735	-	-	-	-	-	735	3.13%
Loans and advances to customers –Reverse repurchase agreements	-	27,702	-	-	-	-	-	27,702	3.35%
Available-for-sale financial assets -
Debt instruments	-	21,776	-	1,293	53,127	12,904	24,425	113,525	5.38%
Equity instruments	-	-	-	-	-	-	348	348
Loans and receivables -
Loans and advances to credit
Institutions	-	57,344	-	-	-	-	97	57,441	3.06%
Loans and advances to customers	12,493	29,178	57,220	110,742	146,712	60,780	118,135	535,260	9.91%
Debt instruments	-	-	-	2,462	870	-	2,679	6,011	3.05%
Hedging derivatives	-	-	-	173	3,987	5,087	2,874	12,121
	38,108	144,728	70,938	152,512	341,174	139,941	252,402	1,139,803
Liabilities:
Financial liabilities held for trading -
Trading derivatives	1,212	2,722	5,189	12,394	29,376	14,359	59,313	124,565
Short positions	-	46,854	100	597	135	-	322	48,008	3.12%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	-	145,008	151	-	-	-	-	145,159	3.24%
Deposits from credit institutions	-	325	-	-	-	-	-	325	2.84%
Customer deposits	-	49,340	255	-	-	-	-	49,595	2.25%
Customer deposits-Certificates of deposit	-	-	-	639	-	-	-	639
Marketable debt securities	-	-	-	596	9,708	2,145	174	12,623
Financial liabilities at amortized cost -
Deposits from the Central Bank
Deposits from credit institutions	3,933	13,660	17,586	91	9,535	4,535	5,009	54,349	2.11%
Customer deposits	348,052	107,255	24,456	6,900	2,231	1,924	2,747	493,565	1.51%
Marketable debt securities	-	25,911	6,014	20,045	3,988	-	18,868	74,826	3.57%
Subordinated liabilities	-	556	-	-	-	-	22,232	22,788	5.95%
Other financial liabilities	-	11,935	1,185	536	25	-	-	13,681
Hedging derivatives	2,662	481	252	420	2,518	705	2,530	9,568
	355,859	404,047	55,188	42,218	57,516	23,668	111,195	1,049,691
Difference (assets less liabilities)	(317,751)	(259,319)	15,750	110,294	283,658	116,273	141,207	90,112

b)	Foreign currency balances

The breakdown of the main foreign currency balances in the consolidated balance sheet based on the nature of the related items is as follows:

	Equivalent Value in Millions of Pesos
	01/01/2014		12/31/2014		12/31/2015
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Central Bank	918	-	993	-	1,636	-
Debt instruments (Note 9)	18,907	-	29,006	-	38,523	-
Equity instruments (Note 10)	711	-	850	-	26	-
Loans and advances to credit institutions (Note 8)	16,664	-	35,436	-	35,000	-
Loans and advances to customers	60,472	-	77,963	-	86,727	-
Other assets	215	-	581	-	529	-
Marketable debt securities (Note 21)	-	14,446	-	18,897	-	18,690
Subordinated liabilities	-	16,891	-	19,507	-	22,842
Derivatives	-	16,409	-	31,535	-	20,856
Deposits from credit institutions (Note 19)	-	14,071	-	25,970	-	29,757
Customer deposits (Note 20)	-	33,401	-	47,462	-	65,860
Other financial liabilities	-	600	-	881	-	742
Provisions	-	2	-	2	-	-
Other liabilities	-	2,580	-	1,540	-	718

c)	Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required)

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables and equity instruments whose fair value cannot be estimated reliably.

The Bank’s financial liabilities – except for financial liabilities held for trading – are measured at amortized cost in the accompanying consolidated balance sheet.

i.	Financial assets measured at other than fair value

The following table sets out the fair values of financial assets not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

Except as detailed in the following table, the Bank considers the carrying amounts of financial assets recognized in the consolidated financial statements approximate their fair values.

As of January 1, 2014:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with Central Bank (Note 7)	32,646	-	-	32,646	32,646
Loans and advances to credit institutions (Note 8)	15,413	17,560	18,120	51,093	51,097
Loans and advances to customers (Note 12)	2,880	-	405,905	408,785	384,745
Debt instruments (unlisted) (Note 9)	-	-	5,659	5,659	5,659

As of December 31, 2014:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank (Note 7)	35,896	-	-	35,896	35,896
Loans and advances to credit institutions (Note 8)	20,931	11,098	35,276	67,305	67,151
Loans and advances to customers (Note 12)	2,243	-	491,930	494,173	457,239
Debt instruments (unlisted) (Note 9)	-	-	5,835	5,835	5,835

As of December 31, 2015:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	Values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank (Note 7)	36,748	-	-	36,748	36,748
Loans and advances to credit institutions (Note 8)	30,364	-	27,078	57,442	57,441
Loans and advances to customers (Note 12)	2,880	-	575,461	578,341	535,260
Debt instruments (unlisted) (Note 9)	-	-	6,011	6,011	6,011

ii.	Financial liabilities measured at other than fair value

The following table sets out the fair values of financial liabilities not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

Except as detailed in the following table, the Bank considers the carrying amounts of financial liabilities recognized in the consolidated financial statements approximate their fair values.

As of January 1, 2014:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from Central Bank (Note 19)	-	-	4,741	4,741	4,741
Deposits from credit institutions (Note 19)	-	40,648	6,566	47,214	46,956
Customer deposits (Note 20)	5,023	383,870	-	388,893	390,244
Marketable debt securities (Note 21)	12,468	40,877	-	53,345	53,118
Subordinated liabilities (Note 22)	17,307	-	-	17,307	16,824
Other financial liabilities (Note 23)	16,577	-	-	16,577	16,577

As of December 31, 2014:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	-	44,544	3,785	48,329	48,326
Customer deposits (Note 20)	6,088	426,423	-	432,511	445,181
Marketable debt securities (Note 21)	14,634	39,855	-	54,489	53,771
Subordinated liabilities (Note 22)	20,218	-	-	20,218	19,446
Other financial liabilities (Note 23)	12,332	-	-	12,332	12,332

As of December 31, 2015:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	-	52,552	1,609	54,161	54,349
Customer deposits (Note 20)	14,304	480,335	-	494,639	493,565
Marketable debt securities (Note 21)	18,459	56,641	-	75,100	74,826
Subordinated liabilities (Note 22)	22,984	-	-	22,984	22,788
Other financial liabilities (Note 23)	13,681	-	-	13,681	13,681

The methodology and inputs used to calculate the fair value for each financial asset and liability class are as follows:

-	Balances with the Central Bank: Their fair value has been estimated to be equal to their amortized cost given that, because they are mainly composed by the compulsory deposit required by the Central Bank.

-	Unlisted debt instruments: Their fair value has been estimated to be equal to their amortized cost given that, because they are non-negotiable financial instruments issued by the Mexican Government, this value would be considered to execute a prepayment transaction at fair value.

-	Loans and receivables at amortized cost at a variable or fixed interest rate and maturing in less than one year: their fair value has been estimated to match their book value because there are no material differences.

-	Remaining loans and receivables at amortized cost with maturity greater than one year: Fair value has been obtained using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate, but also using certain non-observable market input, such as the credit risk associated with the portfolio for the allowance of future flows and current portfolio conditions (net commissions, operating expenses, medium-term, etc.).

-	Financial liabilities at amortized cost: Financial liabilities at amortized cost at a variable or fixed interest rate and maturing in less than one year: their fair value has been estimated to match their book value because there are no material differences.

-	Remaining financial liabilities at amortized cost with maturity greater than one year: Their fair value has been obtained by using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

-	Marketable debt securities and subordinated liabilities: Fair value has been obtained using quoted market price, if available, or the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

d)	Significant restrictions

See Note 49.b for significant restrictions on the ability to access or use the assets and settle the liabilities of the Bank as of December 31, 2015.

e)	Restriction on accumulated reserves distribution

As of January 1, 2014 and as of December 31, 2014 and 2015, the Bank did not have any restriction on accumulated reserves distribution, except for the legal reserve as mentioned in Note 29 (8,923 million pesos in legal reserve that include 8,086 million pesos in legal reserve of the Bank on an individual basis as of January 1, 2014, 9,542 million pesos in legal reserve that include 8,086 million pesos in legal reserve of the Bank on an individual basis as of December 31, 2014 and 10,008 million pesos in legal reserve that include 8,086 million pesos in legal reserve of the Bank on an individual basis as of December 31, 2015) and the remeasurement of defined benefit obligation. In addition, the Bank is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

45. Operating segments

The Bank has three operating segments, as described below:

-	Retail Banking: the Retail Banking segment encompasses the entire commercial banking business. The retail banking activities include products and services for SMEs such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.

-	Global Corporate Banking: this segment reflects the Global Corporate Banking business in Mexico, including all the managed treasury departments and the equities business. The global corporate banking activities include products and services for our corporate customers, such as investment banking and project finance.

-	Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Bank does not have any customers that individually accounted for 10% or more of the Bank’s interest and similar income for 2014 and 2015.

The Bank does not carry out significant operations outside Mexico and does not have any individual customers that account for 10% or more of the Bank’s interest and similar income.

The total consolidated assets and liabilities as of January 1, 2014 are as follows:

		Global
	Retail	Corporate	Corporate
January 1, 2014	Banking	Banking	Activities	Total

Total assets	340,221	400,771	117,129	858,121
Total liabilities	381,392	242,550	143,454	767,396

The 2014 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2014	Banking	Banking	Activities	Total

Net interest income	33,315	3,945	310	37,570
Income from equity instruments	-	37	100	137
Net fee and commission income	11,308	1,583	(33)	12,858
Gains/(losses) on financial assets and liabilities and exchange differences (net)	697	1,533	369	2,599
Other operating income/(expenses)	(1,680)	(441)	158	(1,963)
Total income	43,640	6,657	904	51,201
Administrative expenses	(17,557)	(1,597)	(136)	(19,290)
Depreciation and amortization	(1,551)	(130)	(1)	(1,682)
Impairment losses on financial assets (net)	(12,314)	(818)	-	(13,132)
Impairment losses on other assets (net)	-	-	(48)	(48)
Provisions (net)	58	-	(195)	(137)
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale (net)	-	-	2	2
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations (net)	-	-	(15)	(15)
Operating profit before tax	12,276	4,112	511	16,899
Income tax				(3,539)
Profit from continuing operations				13,360
Profit from discontinued operations (net)				-
Profit for the year				13,360
Profit attributable to the Parent				13,359
Profit attributable to non-controlling interest				1
Total assets	394,102	400,513	154,979	949,594
Total liabilities	375,719	326,376	147,003	849,098

The 2015 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2015	Banking	Banking	Activities	Total

Net interest income	37,514	4,060	1,414	42,988
Income from equity instruments	-	24	80	104
Net fee and commission income	11,839	1,786	7	13,632
Gains/(losses) on financial assets and liabilities and exchange differences (net)	866	1,060	584	2,510
Other operating income/(expenses)	(2,101)	(466)	29	(2,538)
Total income	48,118	6,464	2,114	56,696
Administrative expenses	(18,647)	(1,956)	(177)	(20,780)
Depreciation and amortization	(1,759)	(94)	(10)	(1,863)
Impairment losses on financial assets (net)	(15,081)	(960)	-	(16,041)
Impairment losses on other assets (net)	-	-	-	-
Provisions (net)	265	-	(7)	258
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale (net)	-	-	7	7
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations (net)	-	-	91	91
Operating profit before tax	12,896	3,454	2,018	18,368
Income tax				(4,304)
Profit from continuing operations				14,064
Profit from discontinued operations (net)				-
Profit for the year				14,064
Profit attributable to the Parent				14,051
Profit attributable to non-controlling interest				13
Total assets	473,399	524,098	178,337	1,175,834
Total liabilities	404,431	414,004	249,641	1,068,076

46. Related-party transactions

Transactions with related parties

The parties related to the Bank are deemed to include, in addition to its subsidiaries and jointly controlled entities, the Bank’s key management personnel (the member of its Board of Directors, executive officers and other key management personnel, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander (Spain).

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into the following categories:

Ultimate Parent Company

This category includes balances with Banco Santander (Spain).

Santander Group Companies

This category includes all the companies that are controlled by Banco Santander (Spain) around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

The Information related to Directors, executive officers and other key management personnel is detailed in Note 6.

Related-party transactions were made on terms equivalent to those prevailing in arm’s-length transactions.

	01/01/2014		12/31/2014		12/31/2015
	Ultimate	Santander	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group	Parent	Group
	Company	Companies	Company	Companies	Company	Companies

ASSETS:
Financial assets held for trading -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	3,380	-	2,341	-	4,800	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	135	-	61	-	159
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	-	1,751	-	1,245	-	125
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	1,134	-	629	-	1,078
Produban Servicios Informáticos Generales, S.L.	-	1,086	-	1,413	-	1,395
Promociones y Servicios Polanco, S.A. de C.V.	-	336	-	-	-	-
Grupo Konectanet México, S.A. de C.V.	-	15	-	15	-	15
Banco Santander Rio, S.A.	-	-	-	23	-	-
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	12,095	-	27,256	-	38,304	-
Santander Benelux, S.A., N.V.	-	7,822	-	-	-	-
Banco Santander (Brasil), S.A.			-	-	-	169
Abbey National Treasury Services plc.	-	70	-	828	-	1,668
Other	-	12	-	5	-	5
Other assets -
Of which -
Banco Santander, S.A. (Spain)	762	-	1,226	-	303	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	-	-	-	34	-
Zurich Santander Seguros México, S.A.	-	761	-	747	-	824
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	116	-	122	-	144
Other	-	484	-	94	-	13

	01/01/2014		12/31/2014		12/31/2015
	Ultimate	Santander	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group	Parent	Group
	Company	Companies	Company	Companies	Company	Companies

LIABILITIES AND EQUITY:
Financial liabilities held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	12,599	-	28,340	-	37,214	-
Santander Benelux, S.A., N.V.	-	8,291	-	-	-	-
Abbey National Treasury Services plc.	-	42	-	426	-	671
Other	-	12	-	21	-	46
Other financial liabilities at fair value through profit or loss -
Deposits from credit institutions – Repurchase agreements
Of which-
Banco Santander, S.A. (Spain)	-	-	1,525	-	-	-
Banco Santander International	-	-	-	-	-	-
Other	-	-	-	-	-	-
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	3,298	-	249	-	222	-
Banco Santander International	-	68	-	347	-
Zurich Santander Seguros México, S.A.	-	-	-	425	-
Abbey National Treasury Services plc.	-	-	-	419	-
Santander Capital Structuring, S.A. de C.V.	-	-	-	-	-	217
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	-	-	-	-	17
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	-	-	-	-	14
Other	-	44	-	95	-	40
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)			14,630	-	18,440	-
Customer deposits -
Of which-
Banco Santander, S.A. (Spain)	59,466	-	-	-	1,346	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	664	-	19,865	-	7,193
Abbey National Treasury Services plc.	-	-	-	-	-	1,005
Isban México, S.A. de C.V.	-	676	-	837	-	856
Grupo Financiero Santander México, S.A.B de C.V.	-	-	-	325	-	259
Santander Global Facilities, S.A. de C.V.	-	-	-	-	-	322
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	-	-	-	-	180
Produban Servicios Informáticos Generales, S.L.	-	348	-	119	-	101
Santander Capital Structuring, S.A. de C.V.	-	114	-	117	-	-
Promociones y Servicios Santiago, S.A. de C.V.	-	-	-	1,790	-	-
Promociones y Servicios Monterrey, S.A. de C.V.	-	-	-	134	-	-
Other	-	154	-	82	-	109
Marketable Debt Securities -
Of which -
Banco Santander, S.A. (Spain)	-	13,540	727	-	850	-
Other financial liabilities -
Of which -
Banco Santander, S.A. (Spain)	1,114	-	709	-	6,684	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	-	-	-	-	93
Other	-	-	-	-	-	15
Other liabilities -
Of which -
Banco Santander, S.A. (Spain)	176	-	1,387	-	728	-
Produban Servicios Informáticos Generales, S.L.	-	-	-	-	-	300
Isban México, S.A. de C.V.	-	-	-	-	-	128
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	-	-	525	-	-
Other	-	45	-	38	-	52

	2014		2015
	Ultimate Parent Company	Santander Group Companies	Ultimate Parent Company	Santander Group Companies

INCOME STATEMENT:
Interest income and similar income -
Of which -
Banco Santander, S.A. (Spain)	4	-	5	-
Produban Servicios Informáticos Generales, S.L.	-	38	-	45
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	50	-	37
Santander Capital Structuring, S.A. de C.V.	-	83	-	22
Other	-	1	-	1
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)	832	-	1,026	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	1,378	-	637
Grupo Financiero Santander México, S.A.B. de C.V.	-	8	-	9
Isban México, S.A. de C.V.	-	16	-	12
Other	-	9	-	10
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)	-	-	171	-
Santander Investment Securities Inc.	-	8	-	7
Zurich Santander Seguros México, S.A.	-	3,739	-	3,929
Santander Capital Structuring, S.A. de C.V.	-	38	-	-
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	1,133	-	1,363
Other	-	9	-	4
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)	1	-	1	-
Santander Global Facilities, S.A. de C.V.	-	-	-	131
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	-	-	92
Other	-	1	-	-
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Santander Benelux, S.A., N.V.	-	(233)	-	-
Banco Santander, S.A. (Spain)	(1,641)	-	813	-
Abbey National Treasury Services plc.	-	117	-	622
Other	-	13	-	(194)

	2014		2015
	Ultimate Parent Company	Santander Group Companies	Ultimate Parent Company	Santander Group Companies
Other operating income
Of which -
Santander Global Facilities, S.A. de C.V.	-	-	-	62
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	-	-	26
Zurich Santander Seguros México, S.A.	-	-	-	2
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	-	-	7
Other	-	-	-	3
Administrative expenses -
Of which -
Produban Servicios Informáticos Generales, S.L.	-	1,502	-	1,377
Isban México, S.A. de C.V.	-	125	-	92
Santander Global Facilities, S.A. de C.V.	-	159	-	259
Ingeniería de Software Bancario, S.L.	-	106	-	110
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	-	-	58
Geoban, S.A.	-	79	-	76
Aquanima México, S. de R.L. de C.V.	-	45	-	47
Other	-	71	-	131

47. Risk management

1. Corporate risk management, appetite principles and control environment

1.1 Corporate principles

The Bank’s risk management model underlying the business model is based on the following principles:

•	Independence of the risk functions with respect to the business. The head of the Bank’s risk division reports directly to the Chief Executive Officer. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

•	Direct involvement of management in the decision-making process.

•	Decisions by consensus, in order to ensure that different opinions are taken into account and avoid individual decision making. Decisions on credit transactions taken jointly by the risk and commercial areas, and the ultimate decision lies within the risk area in the event of discrepancy.

•	Definition of powers. The type of activities to be performed, credit segments, risks to be assumed and risk decisions to be made are clearly defined for each risk approval and for the risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be accounted for is also defined.

•	Corporate control. Risk is controlled and managed in an integrated fashion through a corporate structure with Bank-wide responsibilities (all risk and all businesses).

•	A forward-looking vision of all types of risks should be included in the risk identification, assessment and management processes.

•	A risk culture integrated throughout the organization, consisting of a series of attitudes, values, skills and guidelines for action vis-à-vis all risks.

The risk management and control model ensures that the risk profile remains within the levels set for the risk appetite and other limits. Similarly, it includes the adoption of the corrective and mitigating measures required to keep risk levels in line with the defined objectives.

At the Bank, the risk management and control process is conducted as follows:

•	Definition of risk appetite, the purpose of which is to delimit, synthetically and explicitly, the levels and types of risk the Bank is willing to assume in the performance of its business.

•	Establishment of risk policies and procedures, which constitute the basic regulatory framework governing risk activities and processes.

•	Construction, independent validation and approval of the risk models developed pursuant to corporate methodological guidelines. These tools enable the Bank to systematize the risk origination, monitoring and recovery processes, the calculation of expected loss and capital required and the measurement of the held-for-trading portfolio.

•	Implementation of a risk monitoring and control system which checks, on a daily basis and with the corresponding reports, the degree to which the Bank’s risk profile matches the risk policies approved and the risk limits set.

1.2 Risk culture

The Bank’s risk culture is based on the principles of the Bank’s risk management model detailed above and is transmitted to all of the organization’s business and management business units, supported, inter alia, by the following levers:

•	At the Bank, the risk function is independent from the business units. This allows its criteria and opinions to be taken into account in the various spheres in which the Bank’s businesses are carried on.

•	The structure of the delegation of powers at the Bank requires a large number of transactions to be submitted for decision by the Bank’s comprehensive risk management committee or Comité de Administración Integral de Riesgos (“CAIR”).

•	The Bank has action manuals and policies regarding risk management. The risk and business teams hold periodic business orientation meetings which establish approaches that are in line with the Bank’s risk culture.

•	Limit plan: the Bank has implemented a risk limit system, which is updated at least once a year and encompasses both credit risk and the various trading, liquidity and structural market risk exposures (for each business unit and by risk factor). Credit risk management is supported by a strategic business plan for most of the Bank’s portfolios, rating systems (exposures to medium-sized and large companies) and pre-classifications (large corporate customers and financial counterparties). There are also limits on operational risk.

•	The exposure information and aggregation systems in place at the Bank allow it to monitor exposures, to check that the approved limits are complied with systematically, and to adopt, if necessary, the appropriate corrective measures.

•	The main risks are analyzed not only when they are originated or when problems arise in the ordinary recovery process, but also on an ongoing basis for all customers.

•	Other procedures supporting the transmission of the risk culture are the training activities performed, the remuneration and incentives policy - which always include performance-based variables that take into account risk quality and the Bank’s long-term results - employees’ strict adherence to the general codes of conduct and systematic, independent action taken by the internal audit services.

1.3 Risk map

The risk map covers the main risk categories in which the Bank has its most significant current and/or potential exposures, thus facilitating the identification thereof.

The risk map includes the following:

•	Financial risks

o	Credit risk: risk that might arise from the failure to meet agreed-upon contractual obligations in financial transactions.

o	Market risk: that which is incurred as a result of the possibility of changes in market factors affecting the value of positions in the trading portfolios.

o	Liquidity and funding risk: risk of non-compliance with payment obligations on time or of complying with them at an excessive cost.

o	Structural and capital risks: risk caused by the management of the various balance sheet items, including those relating to the adequacy of capital and those arising from the pensions businesses.

•	Non-financial risks

o	Operational risk: the risk of incurring losses due to the inadequacy or failure of processes, staff and internal systems or due to external events.

o	Conduct risk: the risk caused by inappropriate practices in the Bank's dealings with its customers, and the treatment and products offered to each particular customer and the adequacy thereof.

o	Compliance and legal risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Transversal risks

o	Model risk: includes losses arising from decisions based mainly on the results of models, due to errors in the design, application or use of the aforementioned models.

o	Reputational risk: risk of damage in the perception of the Bank by public opinion, its customers, investors or any other interested party.

o	Strategic risk: the risk that results diverge significantly from the Bank's strategy or business plan due to changes in general business conditions and risks associated with strategic decisions. This includes the risk of poor implementation of decisions or lack of capacity to respond to changes in the business environment.

1.4 Risk appetite and limits structure

Risk appetite is defined at the Bank as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur which, taking into account severe but possible scenarios, might have an adverse impact on its levels of capital or liquidity, its profits and/or its share price.

The Board of Directors is the body responsible for establishing and annually updating the Bank’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between both.

Management is responsible for achieving the desired risk profile, which is reflected in the approved annual budget and in the medium-term strategic plan, and for the day-to-day management of risk. Thus, it ensures that the habitual limit structures formalized for each risk are properly connected to the established risk appetite metrics.

These limit structures for each risk are complementary to the risk appetite and fundamental to the articulation of an effective management thereof on a day-to-day basis. If the established risk appetite levels are reached, the required management measures must be adopted so that the desired risk profile can be restored.

Every quarter the comprehensive risk management committee of the Bank checks compliance with the risk appetite.

Banking business model and fundamentals of the risk appetite

The definition and establishment of the Bank's risk appetite is consistent with its risk culture and its banking business model from the risk perspective. The main features defining the business model, which form the basis of the risk appetite at the Bank, are as follows:

•	A predictable general medium to low risk profile based on a business model focusing on retail banking significant market shares, and a global corporate banking model which prioritizes the relationship with the customer base in the Bank’s principal markets.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•	An independent risk function with highly active involvement of management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	To maintain a management model that ensures that all risks are viewed in an interrelated way through a robust corporate risk control and monitoring environment with responsibilities: all risks and all businesses.

•	A business model that focuses on the products with respect to which the Bank considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The conduct of the Bank’s business activity on the basis of a behavior model that safeguards the interests of its customers and shareholders.

•	The availability of sufficient and adequate human resources, systems and tools to enable the Bank to maintain a risk profile compatible with the established risk appetite.

•	The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees, executives and executive officers are in line with the corporate risk appetite framework and that the incentives are consistent with the Bank's long-term earnings performance.

Corporate risk appetite principles

The Bank's risk appetite is governed by the following principles:

•	Responsibility of the Board of Directors and of executive officers. The Board of Directors is the body ultimately responsible for establishing the risk appetite and its supporting regulations, as well as for overseeing compliance therewith.

•	Integral view of risk, involving the checking and questioning of the risk profile. The risk appetite should take into consideration all the significant risks to which the Bank may be exposed, providing an aggregate view of the Bank's risk profile through the use of quantitative metrics and qualitative indicators.

•	Future risk estimate. The risk appetite should take into consideration the desirable risk profile at the present time and in the medium term considering both the most likely circumstances and stress scenarios.

•	Links with strategic and business plans and integration in management. The risk appetite is a benchmark in strategic and business planning.

•	Risk appetites that are consistent across the various business units and risk language that is common to the entire organization.

•	Periodic review, ongoing checking and adaptation to best practices and regulatory requirements.

Limits, monitoring and control structure

The risk appetite exercise is performed annually and includes a series of metrics and limits on the aforementioned metrics that express in quantitative and qualitative terms the maximum risk exposure that the Bank is willing to assume. Compliance with risk appetite limits is subject to ongoing monitoring.

The linking of the risk appetite limits with the limits used in the management of the business units and of the portfolios is a key element for ensuring that the use of the risk appetite as a risk management tool is effective.

Pillars of the risk appetite

The risk appetite is expressed through limits on quantitative metrics and qualitative indicators that measure the Bank's exposure or risk profile by type of risk, portfolio, segment and business line, in both current and stressed conditions. The aforementioned risk appetite metrics and limits are structured around five main pillars that define the position that the Bank's management wishes to adopt or maintain in developing its business model.

•	The volatility in the consolidated income statement that the Bank is willing to assume.

•	The solvency position the Bank wishes to maintain.

•	The minimum liquidity position the Bank wishes to have.

•	The maximum concentration levels that the Bank considers as reasonable to assume.

•	Qualitative aspects and complementary metrics.

1.5 Principles of risk governance

Governance of the risk function should seek to ensure that risk decisions are taken appropriately and efficiently and that risks are effectively controlled, and also guarantee that risks are managed in accordance with the risk appetite level defined by the Board of Directors.

For this purpose, the following principles were established:

•	Separation of decision-making from risk control.

•	Strengthening of the responsibility of the risk generating functions in decision-making.

•	Ensuring that all risk decisions have a formal approval process.

•	Ensuring an aggregate view of all risks.

•	Strengthening of the comprehensive risk management committee.

•	Maintenance of a simple comprehensive risk management committee.

1.6 Lines of defense

The Bank follows a risk management and control model based on three lines of defense.

The business functions or activities that take or generate risk exposure comprise the first line of defense against it. The assumption or generation of risks in the first line of defense must comply with the defined risk appetite and limits. In order to perform its function, the first line of defense must have available the means to identify, measure, handle and report the risks assumed.

The second line of defense comprises the risk control and oversight function and the compliance function. This second line seeks to ensure effective control of risks and guarantees that risks are managed in accordance with the defined risk appetite level.

Internal audit, as the third line of defense and in its role as the last control layer, performs regular assessments to ensure that the policies, methods and procedures are appropriate and checks their effective implementation.

The risk control function, the compliance function and the internal audit function are sufficiently separated and independent of each other and of the other functions that they control or supervise for the performance of their duties, and they have access to the Board of Directors and/or its committees, through their presiding executive officers.

1.7 Control environment

The risk management model has a control environment that ensures appropriate control of all risks and provides an integrated view thereof. This control is performed at all the Bank's business units and for each type of risk in order to ensure that the Bank's exposures and overall risk profile are within the framework of the mandates established by both the Board of Directors and the regulators.

The main elements ensuring effective control are:

•	The allocation of responsibilities in risk-generating functions through decision-making and the due control of their activity.

•	Specialized control of each risk factor.

•	The supervision and aggregate consolidation of all risks.

•	The assessment of control mechanisms.

•	Independent assessment by internal audit.

2. Corporate governance of the risk function

The comprehensive risk management committee is responsible for proposing the Bank’s risk policy for approval by the Board of Directors within its governing and supervisory powers. Furthermore, the comprehensive risk management committee ensures that the Bank’s activities are consistent with its risk appetite level and, in this regard, it sets limits for the main risk exposures, which it reviews systematically, and decides upon any transactions that exceed the powers delegated to lower-ranking bodies.

The responsibilities assigned to the comprehensive risk management committee are essentially as follows:

•	To propose to the Board of Directors, the Bank’s risk policy, which will identify, in particular:

-	The various types of risk (financial, operational, technological, legal and reputational, inter alia) the Bank faces;

-	The information and internal control systems to be used to control and manage these risks;

-	The level of risk deemed acceptable by the Bank;

-	The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.

•	To conduct systematic reviews of the Bank’s exposure to its main customers, economic activity sectors and types of risk.

•	To authorize the management tools and risk models and ascertains the result of their internal validation.

•	To ensure that the Bank’s actions are consistent with the previously defined risk appetite.

•	To be informed of, assess and follow such remarks and recommendations as may periodically be made by the supervisory authorities in discharging their function.

•	To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

The risk function at the Bank is performed through a risk unit, which is independent from the business areas from both a hierarchical and functional standpoint. This risk unit is responsible for the executive credit risk and financial risk management functions and for the control of other risks (mainly technology, operational and compliance risk), and it is adapted to the structure of the business, both by type of customer and by activity.

The risk unit is divided into three blocks:

•	A structure for the management and control of financial risks (credit, market and structural risk) and the control of other risks. This block includes the following areas: loans to individuals, loans to companies, loan approval and monitoring, market and structural risks and non-financial risk control.

•	A business structure, centered on the performance of the risk function in the Bank's businesses. This block includes the following areas: Asset write-offs and recoveries.

•	A structure for the establishment of frameworks, the development and implementation of models and information infrastructure. This block includes the following areas: risk policies, methodology and risk information management.

3. Integrated risk control

The integrated risk control function ensures an integrated view of the management of all the risks affecting the performance of the Bank’s ordinary activities.

The integrated risk control function is articulated in three complementary activities:

1)	To guarantee that the management and control systems for the various risks inherent in the Bank’s activities comply with the most stringent criteria and the best practices observed in the industry and/or required by regulators.

2)	To ensure that management of the Bank has an all-embracing view of the profiles of the various risks assumed at any time and that these profiles are consistent with the pre-determined risk appetite.

3)	To supervise adequate compliance, in due time and form, with any recommendations on risk management and control made as a result of inspections conducted by internal audit and by the supervisors to which the Bank is subject.

4. Clusters of risk

The Bank's management considers that there are clusters of risk that affect its business and, therefore, the risks arising from it. These clusters and the actions adopted to mitigate them are as follows:

•	Macroeconomic environment: at times of crisis it is particularly important to pay attention to the volatility of the macroeconomic environment. Diversification protects the Bank's results by minimizing the impact of volatility, and it enables the Bank to maintain a medium-low risk profile. In addition, the Bank uses scenario analysis techniques to ensure that its risk profile is maintained within the established risk appetite and that the consolidated balance sheet is resistant to potential adverse macroeconomic scenarios. These analyses are regularly submitted to management, and they include the potential impact on the consolidated income statement of the effect of the scenarios on margins, credit risk and counterparty risk losses and the trading portfolio. The analysis also considers the impact of adverse scenarios on the Bank's liquidity position.

•	Regulatory change: as a response to the financial crisis in recent years, the regulators and competent authorities in banking matters are designing a series of measures intended to avoid and/or mitigate future crises. Compliance with these measures by financial institutions is having an impact on various areas: capital requirements, liquidity, transparency, etc.

•	The constant monitoring of the changes in the regulatory framework and the anticipation of these changes to enable the Bank to adapt swiftly to the new requirements constitute the basic pillars of the approach to these matters.

•	Reputational and conduct risk: in order to mitigate the impact of these risks, in recent years the Bank has substantially reinforced its control of all matters relating to product marketing (including follow-up) and customer relations. This is currently the focus of considerable attention by both the regulators and public opinion, not only in relation to investment products but also to banking products and financial services in general.

5. Credit Risk

5.1 Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Bank.

In credit risk management terms, segmentation is based on the distinction between three types of customers:

•	The individuals segment includes all individuals, except for those engaging in a business activity. This segment is in turn divided into various sub-segments based on income levels, which makes it possible to tailor risk management to each type of customer.

•	The SMEs, companies and institutions segment includes legal entities and individuals engaging in a business activity. It also includes public-sector entities in general and not-for-profit private-sector entities.

•	The Global Corporate Banking - segment comprises corporate customers, financial institutions and sovereigns, which make up a closed list of entities that is reviewed on an annual basis. Inclusion of an entity on this list is determined on the basis of a comprehensive analysis of the enterprise (business, countries in which it operates, types of products used, level of income it represents for the Bank, length of relationship with the customer, etc.).

The Bank has a mainly retail profile, with more than 72% of its total risk exposure being generated by its commercial banking business.

5.2 Credit risk map and credit risk parameters

The profile of the credit risk assumed by the Bank is characterized by retail banking operations.

Certain information regarding maximum credit risk exposure is included in Note 12.f.

5.2.1 Credit risk map – 2014 and 2015

The following table shows the Bank’s maximum credit risk exposure by type of product of Loans and advances to customers as of January 1, 2014 and as of December 31, 2014 and 2015, without recognizing the availability of collateral or other credit enhancements to guarantee compliance:

				Change, December 31, 2015 vs. December 31, 2014
Credit Risk Exposure to Customers	01/01/2014	12/31/2014	12/31/2015	Millions of Pesos	%

Payroll loans	15,572	16,662	23,110	6,448	38.70%
Personal loans	14,150	17,298	21,131	3,833	22.16%
Credit cards	39,782	42,104	47,775	5,671	13.47%
Mortgages	91,859	108,184	122,918	14,734	13.62%
SMEs	41,410	51,836	63,499	11,663	22.50%
Middle-market corporations	92,796	105,552	129,158	23,606	22.36%
Institutions	31,387	23,405	46,426	23,021	98.43%
Global corporate clients	88,162	111,996	127,169	15,173	13.55%
Guarantees and documentary credits	27,185	30,779	40,874	10,095	32.80%
Other	292	522	525	3	0.57%
	442,595	508,338	622,585	114,247	22.47%

For financial assets recognized in the consolidated balance sheet, credit risk exposure is equal to the carrying amount excluding impairment losses.

The maximum exposure to credit risk on financial guarantees is the maximum for which the Bank would be liable if these guarantees were called in.

5.2.2 Credit risk parameters

The assessment of customers or transactions using rating or scoring systems constitutes a judgment of their credit quality, which is quantified through the probability of default (PD).

In addition to customer assessment, the quantification of credit risk requires the estimation of other parameters, such as exposure at default (EAD) and the percentage of exposure at default that will not be recovered (loss given default or LGD). Therefore, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet risk, which depends on the type of product, the loss identification period (LIP) or the analysis of expected recoveries, which is related to the guarantees provided and other characteristics of the transaction such as product type, term, etc.

These factors are the main credit risk parameters. Their combination is used in the calculation of the incurred loss or expected loss. This loss is considered to be an additional cost of the activity which is reflected in the risk premium and must be charged in the transaction price.

Regarding portfolios for which limited internal default experience information exists, such as banks, sovereign risk or global corporate banking, estimates of the risk parameters (PD, LGD and EAD) are based on alternative sources such as market prices or studies conducted by external agencies gathering the shared experience of a sufficient number of entities. These portfolios are known as low default portfolios.

For all other portfolios, parameter estimates are based on the Bank internal experience. The PD is calculated by observing the cases of new arrears in relation to the non-default population in a previous observation point.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing when the income and expenses take place.

EAD is estimated by comparing the use of committed facilities at the time of default and their use under normal (performing) circumstances, so as to identify the actual use of the facilities at the time of default.

5.3. Credit risk from other standpoints

5.3.1 Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and products with counterparty risk intended to provide service to the Bank's customers.

Counterparty credit risk is defined as the risk that the counterparty to a transaction could default before the final settlement of the transaction's cash flows. It includes the following types of transaction: derivative instruments, repurchase agreements, securities lending transactions, deferred settlement transactions and guarantee financing transactions.

The Bank uses two methods to measure its exposure to this risk: a mark-to-market method (replacement cost for derivatives or amount drawn down for committed facilities) including an add-on for potential future exposure; and another method for certain products, which calculates exposure using Monte Carlo simulations. Calculations are also performed of capital at risk or unexpected loss (i.e., the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

When the markets close, the exposures are recalculated by adjusting all the transactions to their new time horizon, the potential future exposure is adjusted and mitigation measures are applied (netting arrangements, collateral arrangements, etc.) so that the exposures can be controlled daily against the limits approved by management.

Risk control is performed using an integrated, real-time system that enables the Bank to know at any time the unused exposure limit with respect to any counterparty and any product and maturity.

Certain information regarding trading and hedging derivatives is presented in Notes 13 and 32.

5.3.2. Concentration risk

Concentration risk control is key to the risk management process. The Bank continuously monitors the degree of credit risk concentration by sector and customer group.

The Board of Directors, by reference to the risk appetite, determines the maximum levels of concentration. In keeping with the risk appetite, the comprehensive risk management committee establishes the risk policies and reviews the appropriate exposure limits to ensure the adequate management of credit risk concentration.

The Bank is subject to CNBV regulations on “Large Exposures” as follows:

a)	As of January 1, 2014 and as of December 31, 2014 and 2015, there is no financing granted to debtors or groups of individuals or entities representing a joint risk in an amount that exceeds 40% of the Bank’s Basic Capital (of the month immediately preceding the reporting date).

b)	As of January 1, 2014, loans granted to the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 14,736 million pesos and represent 21.23% of the Bank’s Basic Capital.

c)	As of December 31, 2014, loans granted to the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 34,430 million pesos and represent 44.89% of the Bank’s Basic Capital.

d)	As of December 31, 2015, loans granted to the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 36,121 million pesos and represent 44.97% of the Bank’s Basic Capital.

5.3.3 Sovereign risk and exposure to other public sector entities

As a general rule, the Bank considers sovereign risk to be the risk assumed in transactions with the Central Bank (including the compulsory deposits), the issuer risk of Mexican Government (federal government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the government sector; and their activities are of a non-commercial nature.

Sovereign risk exposure arises mainly from the Bank’s obligations to maintain certain deposits in the Central Bank, and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury departments. The vast majorities of these exposures are taken in pesos and are financed through repurchase agreements or customer deposits, denominated, in pesos.

In general, total exposure to sovereign risk has remained relatively stable in recent years, which seems reasonable if the strategic reasons for it, discussed above, are taken into account.

5.3.4 Social and environmental risk

The Bank considers social and environmental issues to be key to the risk analysis and decision-making processes in its financing transactions. It has implemented processes to identify, analyze and assess risk in the credit transactions that are subject to the Bank’s policies, which are based on the Equator Principles, an initiative in which the Bank has participated since 2009. In accordance with these principles, an analysis is performed of the social and environmental risk of Project Finance transactions and corporate loans granted for known purposes (bridge loans that are intended to be refinanced through Project Finance, and corporate loans for the construction or extension of a particular project).

5.4 Credit risk cycle

The credit risk management process consists of identifying, measuring, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Bank’s operations. The parties involved in this process are the business areas, management and the risk unit.

The process involves the Board of Directors and the comprehensive risk management committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale:

•	Pre-sale: this phase includes the risk planning and target setting processes, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process and limit setting.

•	Sale: this is the decision-making phase for both pre-classified and specific transactions.

•	Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

The process is being permanently updated, with the findings and conclusions of the post-sale phase being fed back into the risk analysis and planning of the pre-sale phase.

5.4.1 Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Bank and to other creditors. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Rating tools are applied to the sovereign risk, financial institution and global corporate banking segments. These tools assign a rating to each customer, which is derived from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgment.

For individualized corporations and institutions, the Bank has defined a single methodology for the construction of a rating, based on an automatic module which includes the initial participation of the analyst that can be supplemented subsequently if required. The automatic module determines the rating in two phases, a quantitative phase and a qualitative phase. The quantitative rating is determined by analyzing the credit performance of a sample of customers and the correlation with their financial statements. The automatic rating (qualitative + quantitative) may in turn be modified by the analyst by overwriting it or using a manual scoring module. Certain automatic rating includes a module integrating Credit Bureau’s information of clients.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels of credit conditions and for customers otherwise classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

For standardized risk portfolios, of both legal entities and individuals, the Bank has scoring tools that automatically assign a score to proposed transactions.

These systems are complemented by behavioral scoring models which are used for preventive actions as well as marketing and limit assignment at the product and customer level.

5.4.2 Planning

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Bank assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio level.

Risk limit planning is instrumented through a commercial strategic plan, thus ensuring the coordination of the strategic business plan, the risk-appetite-based lending policy and the resources required to implement it.

Approval and monitoring is the responsibility of the comprehensive risk management committee.

The commercial strategic plan enables the map of all the Bank's loan portfolios to be defined.

Scenario analysis

Credit risk scenario analysis enables management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the allowance for impairment losses recognized and the capital held to cater for stress scenarios.

These analysis, which are performed for all the Bank's significant portfolios, comprise the following milestones:

•	Definition of benchmark scenarios.

•	Determination of the value of the risk parameters (probability of default, loss given default) in various scenarios.

•	Estimation of the expected loss associated with each of the scenarios considered and of the other salient credit risk metrics derived from the parameters obtained (non-performing loans, allowance for impairment losses, ratios, etc.).

•	Analysis of the changes in the credit risk profile at portfolio, segment and Bank level in various scenarios and in comparison with previous years.

The simulation models used by the Bank rely on data from a complete economic cycle to calibrate the behavior of the credit risk parameters in response to changes in the macroeconomic variables. These models undergo regular backtesting and recalibration processes in order to ensure that they provide a correct reflection of the relationship between the macroeconomic variables and the risk parameters.

The scenario analysis enables management to gain a clearer understanding of the foreseeable performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the allowance for impairment losses recognized to cater for stress scenarios.

The process is completed with a package of controls and checks that ensure that the metrics and calculations are appropriate.

The risk and loss parameters are projected, usually with a three-year time horizon, using various economic scenarios that include the main macroeconomic variables (Gross domestic product or GDP, unemployment rate, housing prices, inflation, interest rates, etc.).

The economic scenarios defined are based on different stress levels, ranging from the base or most probable scenario to more stressed economic scenarios which, although less probable, could possibly arise.

These scenarios are generally defined by the Bank's economic research service unit using as a reference the data published by the main international organizations.

5.4.3. Limit setting/pre-classifications

The risk limits are planned and set using documents agreed upon by the business areas and risk unit and approved by the comprehensive risk management committee, which contain the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the management of the related risk by group/customer.

Also, an analysis is conducted at customer level in the global corporate banking and other companies and institutions segments. When certain features concur, an individual limit is established for the customer (pre-classification).

Thus, for large corporate groups a pre-classification model based on an economic capital measurement and monitoring system is used. The result of the pre-classification is the maximum level of risk that can be assumed vis-à-vis a customer or group in terms of amount or maturity. In the companies segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

5.4.4 Transaction decision-making

The sale phase comprises the decision-making process, the aim of which is to analyze and resolve upon transactions, since approval by the risk unit is a pre-requisite for the arrangement of any risk transaction. This process must consider the transaction approval policies defined and take into account both the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

In the sphere of lower-revenue individuals, businesses and SMEs, the management of large volumes of loan transactions is facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of the transaction and the borrower.

The preliminary limit-setting stage can follow two different paths, giving rise to different types of decisions in the sphere:

•	Automatic decisions, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	Decisions requiring the analyst's authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of retail banking companies.

Credit risk mitigation techniques

The Bank applies various methods of reducing credit risk, depending, inter alia, on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (e.g., real estate guarantees) while others apply to groups of transactions (e.g., netting and collateral arrangements).

The various mitigation techniques can be grouped into the following categories:

Netting by counterparty

Netting refers to the possibility of determining a net balance of transactions of the same type, under the umbrella of a master agreement such as an ISDA or similar agreement.

It consists of aggregating the positive and negative market values of the derivatives transactions entered into by the Bank with a particular counterparty, so that, in the event of default, the counterparty owes the Bank (or the Bank owes the counterparty, if the net figure is negative) a single net figure and not a series of positive or negative amounts relating to each of the transactions entered into with the counterparty.

An important aspect of master agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to set off the risks of all the transactions covered by the contract with the same counterparty.

Collateral

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

•	Financial: cash, security deposits, gold, etc.

•	Non-financial: property (both residential and commercial), other movable property.

From the risk acceptance standpoint, collateral of the highest possible quality is required. For regulatory capital calculation purposes, only collateral that meets the minimum quality requirements of the CNBV can be taken into consideration.

One very important example of financial collateral is the collateral agreement. Collateral agreements are a set of highly liquid instruments with certain economic value that are deposited or transferred by a counterparty in favor of another party in order to guarantee or reduce such counterparty credit risk as might arise from the portfolios of derivative transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as with the netting technique, is to reduce counterparty risk.

Transactions subject to collateral agreements are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to the net balance arising from these assessments, from which the collateral amount (normally cash or securities), payable to or receivable from the counterparty, is obtained.

With regard to real estate collateral, periodic re-appraisal processes are in place, based on the actual market values for different types of real estate, which meet all the requirements established by CNBV.

Personal guarantees

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Bank. They include, for example, security deposits, suretyships and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the CNBV can be recognized for capital calculation purposes.

5.4.5 Monitoring/anticipation

The monitoring function is founded on a process of ongoing observation, which makes it possible to detect early any changes that might arise in customers' credit quality, so that action can be taken to correct any deviations with an adverse impact.

Monitoring is based on the segmentation of customers, is performed by dedicated risk teams and is complemented by the work performed by internal audit. In the individuals model this function is performed using customer behavior valuation models.

The function involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and ongoing monitoring indicators.

The system called “companies under special surveillance” (FEVE, using the Spanish acronym) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for the position in question, to place a person in charge and to set the policy implementation period.

Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to lower-revenue individuals, business and SMEs, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts made in the credit management programs.

5.4.6 Measurement and control

In addition to monitoring customers’ credit quality, the Bank establishes the control procedures required to analyze the current credit risk portfolio and the changes therein over the various credit risk phases.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by business area, management model, product, etc., thus facilitating the early detection of specific areas of attention and the preparation of action plans to correct possible impairment.

Each control pillar can be analyzed in two ways:

•	Quantitative and qualitative analysis of the portfolio

In the analysis of the portfolio, any variances in the Bank’s risk exposure with respect to budgets, limits and benchmarks are controlled on an ongoing and systematic basis, and the impacts of these variances in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures aimed at placing the profile and amount of the risk portfolio within the parameters set by the Bank.

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase: Change in non-performing loans, expected loss and capital.

•	Assessment of the control processes

This includes a systematic periodic review of the procedures and methodology, and is performed over the entire credit risk cycle to ensure that they are in force and effective.

In 2006, within the corporate framework established in the Bank for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Bank’s intranet for the documentation and certification of all the sub-processes, operational risks and related mitigating controls. In this connection, the Bank’s risk division assesses the efficiency of the internal control of its activities on an annual basis.

5.4.7 Recovery management

Recovery is a significant function within the sphere of the Bank's risk management. This function is performed by the recovery unit, which defines an integrated approach to recovery management.

The Bank has in place a corporate management model that defines the general recovery action guidelines. These guidelines are applied always taking into account the peculiarities required for the recovery activity, due either to the economic environment, to the business model or to a combination of both. The recovery unit is a business area involving direct customer management and, accordingly, this corporate model has a business approach that creates value sustainably over time on the basis of effective and efficient collection management, achieved through either the return of unpaid balances to performing status or the full recovery thereof.

The recovery management model requires the proper coordination of all management areas (recovery business, commercial, technology and operations, human resources and risk) and the management processes and methodology supporting it are reviewed and enhanced on an ongoing basis.

In order to manage recovery properly, action is taken in four main phases: early arrears management, recovery of non-performing loans, recovery of written-off loans and management of foreclosed assets.

In fact, the actions taken by the recovery function commence even before the first missed payment, i.e., when there are signs of a deterioration of the customer’s ability to pay, and they end when the customer’s debt has been paid or has returned to performing status. The recovery function aims to anticipate default events and focuses on preventive management.

The macroeconomic environment has a direct effect on the customer default rate. Therefore, the quality of the portfolios is fundamental to the development and growth of our businesses, and particular attention is paid, on a permanent basis, to the debt collection and recovery functions in order to guarantee that this quality remains at the expected levels at all times.

The different characteristics of customers make segmentation necessary in order to ensure proper recovery management. The mass management of large groups of customers with similar profiles and products is performed using highly technological processes, while personalized management is reserved for customers who, due to their profile, require the assignment of a specific manager and a more tailored analysis.

The recovery activity has been aligned with the social and economic reality, and various management mechanisms have been used, all involving appropriate prudential criteria, based on the age, collateral and conditions of the transaction, while always ensuring that, at least, the required ratings and provisions are maintained.

Within the recovery function particular emphasis has been placed on using the mechanisms referred to above for early arrears management, considering the social and economic reality, and closely monitoring the production, inventory and performance of those areas. The aforementioned policies are reviewed and adapted periodically in order to reflect both best management practices and any applicable regulatory amendments.

In addition to the measures aimed at adapting transactions to the customer's ability to pay, special mention should be made of recovery management, in which alternative solutions to legal action are sought to ensure the early collection of debts.

One of the channels for the recovery of debts of customers whose ability to pay has deteriorated severely is foreclosure (either court-ordered or through lieu in payment) of the property assets securing the transactions.

Restructured/refinanced portfolio

The term “restructured/refinanced portfolio” refers, for the purposes of the Bank's risk management, to those transactions in which the customer has, or might foreseeably have, financial difficulty that might materially affect its payment obligations under the terms and conditions of the current agreement and, accordingly, the agreement has been modified or cancelled or even a new transaction has been entered into.

The Bank follows highly rigorous definitions and policies in this management process, so that it is performed in accordance with the best practices and in strictest compliance with regulatory requirements. In this connection, the Bank has a detailed corporate policy with regard the aforementioned transactions.

This policy establishes strict prudential criteria for the assessment of these loans:

•	The uHse of this practice is restricted, and any actions that might defer the recognition of impairment must be avoided.

•	The main aim must be to recover the amounts owed, and any amounts deemed unrecoverable must be recognized as soon as possible.

•	It must always envisage maintaining the existing guarantees and, if possible, enhance them. Not only can effective guarantees serve to mitigate losses given default, but they might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding, or be used to refinance debt of other entities or as a cross-selling instrument.

•	All the alternatives and their impacts must be assessed, making sure that the results of this practice will exceed those which would foreseeably be obtained if it were not performed.

•	The transactions are classified using criteria which ensure that the customer's ability to pay is restored from the date of deterioration and for an adequate period of time thereafter.

•	In addition, in the case of customers that have been assigned a risk analyst, it is particularly important to conduct an individual analysis of each specific case, for both the proper identification of the transaction and its subsequent classification, monitoring and adequate provisioning.

This policy also sets out various criteria for determining the scope of transactions qualifying as deteriorated exposures by defining a detailed series of objective indicators to facilitate the identification of situations of financial difficulty that might materially affect whether payment obligations are met.

The policy requires the customer's ability and willingness to pay to be analyzed and a distinction to be drawn between the severity and the estimated duration of the impairment. The results of this analysis will be used as a basis for deciding whether the debt should be restructured/refinanced and the most appropriate way of doing so for each case:

•	When borrowers display a severe but transitory deterioration in their ability to pay (which is expected to be recovered in a short space of time), short-term adjustment strategies are applied, such as a payment moratorium on the principal or the reduction of installments for a short, limited period until the ability to pay is recovered.

•	When borrowers display a slight deterioration in their ability to pay (an early recovery of which is not expected), more long-term strategies are applied, such as reducing installments by deferring either the maturity date or a portion of the principal, which would be paid at the same time as the last installment, at all times securing its payment through the provision of effective guarantees.

In any case, through a case-by-case analysis, priority is given to modifications for customers displaying a slight but prolonged deterioration, since those experiencing severe but transitory deterioration carry a higher risk, as they depend on the accuracy of the estimated time of their future recovery. Cases of severe deterioration deemed to be prolonged over time are not considered for restructuring/refinancing.

The Bank has a series of mechanisms for the management and control of loan restructuring/refinancing, allowing them to be treated in a differentiated way from other transactions, with paying particular attention to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant aggregates.

•	Monitoring the performance of the portfolio and assessing the degree of compliance of the projections prepared in the planning phase.

Once restructuring/refinancing measures have been adopted, transactions that have to remain classified as non-performing because at the date of restructuring/refinancing they do not meet the regulatory requirements to be classified in a different category must comply with a continuous prudential payment schedule in order to assure reasonable certainty as to the recovery of the ability to pay.

If there is any (non-technical) default in payments during that period, the aforementioned payment schedule starts again.

On successful completion of the period, the duration of which depends on the customer's situation and the transaction features (term and guarantees provided), the transaction is no longer considered to be nonperforming, although it continues to be subject to a probation period during which it undergoes special monitoring.

This monitoring continues until a series of requirements have been met, including most notably: a minimum observation period; repayment of a substantial percentage of the outstanding amounts; and settlement of the amounts that were past due at the time of restructuring/refinancing.

By contrast, if following arrangement of restructuring/refinancing there is no improvement in the customer's payment performance, the possibility of extending new restructuring/refinancing measures will be considered, with the application of more stringent classification/return-to-performing criteria, including the establishment of a longer period of uninterrupted payments before the transaction can return to performing status, which could last up to 36 months in certain circumstances. The duration of this period is determined by any collateral provided and the residual maturity of the loan. The Bank’s policy permits a maximum of one modification per year and three modifications every five years.

For provisioning purposes, the Bank considers restructuring/refinancing transactions as a distinct segment with its own probability of default calculated on the basis of past experience, considering, among other factors, the performance of the successive restructuring/refinancing measures.

Certain information regarding renegotiated loans is included in Note 12.e.

6. Market risk and structural risk

6.1 Activities subject to market risk and types of market risk

The scope of activities subject to market risk encompasses all operations exposed to net worth risk as a result of changes in market factors. It includes both risks arising from trading activities and the structural risks that are also affected by market fluctuations.

This risk arises from changes in the risk factors -interest rates, inflation rates, exchange rates, equity prices, credit spreads and the volatility thereof - and from the liquidity risk of the various products and markets in which the Bank operates.

•	Interest rate risk is the possibility that fluctuations in interest rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Bank as a whole. Interest rate risk affects, inter alia, loans, deposits, debt securities, most financial assets and liabilities held for trading and derivatives.

•	Inflation rate risk is the possibility that fluctuations in inflation rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Bank as a whole. Inflation rate risk affects, inter alia, loans, debt securities and derivatives, the returns on which are indexed to inflation or to an actual variation rate.

•	Foreign currency risk is defined as the sensitivity of the value of a position in a currency other than the base currency to a potential change in exchange rates. Accordingly, a long position in a foreign currency will generate a loss if this currency depreciates against the base currency. The positions affected by this risk include, among others, loans and receivables, securities, derivatives, deposits, marketable debt securities and subordinated liabilities denominated in foreign currencies.

•	Equity risk is the sensitivity of the value of the open positions in equity securities to adverse changes in the market prices of those equity securities or in future dividend expectations. Equities risk affects, among other instruments, positions in shares, equity indices, convertible bonds and equity derivatives (puts, calls, equity swaps, etc.).

•	Credit spread risk is the sensitivity of the value of open positions in fixed-income securities to fluctuations in the credit spread curves or in the recovery rates of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly government bonds and interbank interest rates.

•	Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors: interest rates, exchange rates, share prices and credit spreads. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full through the use of derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge and are as follows:

•	Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and an exchange rate).

•	Market liquidity risk. The risk that the Bank may not be able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, market instability, and it increases as a result of the current concentration in certain products and currencies.

•	Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects loans and receivables or securities.

•	Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

Pensions risk is also affected by changes in market factors.

The activities are segmented by risk type as follows:

a)	Trading: financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products. This activity is managed mainly by the global corporate banking division.

b)	Structural risks: a distinction is made between on-balance-sheet risks and pensions risks:

b.1)	Structural balance sheet risks: market risks inherent to the balance sheet, excluding financial assets and liabilities held for trading. Decisions affecting the management of these risks are taken by the Assets and Liabilities Committee (hereinafter, “ALCO”) and are implemented by the financial management area. The aim pursued is to ensure the stability and recurring nature of both the net interest margin (NIM) of the commercial activity and the Bank's economic value, whilst maintaining adequate liquidity and solvency levels. The structural balance sheet risks are as follows:

•	Structural interest rate risk: arises as a result of the maturity and repricing gaps of all the assets and liabilities on the balance sheet, as well as of the different coupon calculation types (i.e., floating, fixed, indexed, etc.) for each item in the balance sheet.

•	Structural foreign currency risk: arises from the Bank’s operations in foreign currencies.

•	Structural equity risk: this item includes equity investments in non-consolidated financial and non-financial companies and available-for-sale portfolios comprising equity positions.

•	Structural liquidity risk: arises as a result of the maturity gaps of all the assets and liabilities on the balance sheet.

b.2)	Pensions risk

•	Pensions risk: the risk assumed by the entity in relation to pension obligations to its employees. This relates to the possibility that the fund may not cover such obligations in the accrual period of the benefits and the return obtained by the portfolio may not be sufficient and might oblige the Bank to increase the level of contributions.

6.2 Risks and Results

6.2.1 Risks and results in 2014

Trading market risk

The average daily Total VaR of the Bank's market trading operations in 2014 stood at 86 million pesos, higher than that for 2013 at 78 million pesos. In 2014, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2014. At the end of December 2014, VaR stood at 52 million pesos.

Average daily Total VaR increased by 8 million pesos with respect to 2013. This increment was concentrated in interest rate VaR, where the average daily increased from 73 million pesos to 88 million pesos. The average daily equity VaR and exchange rate VaR fell from 21 million pesos to 18 million pesos, and increased from 12 million pesos to 14 million pesos, respectively.

Distribution over time of risks and results

The risk assumption profile, in terms of VaR and results, showed that VaR during 2014 remained at levels below the limit of 236 million pesos. During the first semester of 2014, the average daily Total VaR was 89 million pesos. However, in the second half of 2014 the average daily Total VaR consumption decreased to 83 million pesos staying in levels between 47 million and 118 million, as a result of interest rates reduction expectation.

Calibration and test measures

Pursuant to the recommendations issued by the Basel Committee for the calibration and control of the efficiency of the internal market risk measurement and management systems, in 2014 the Bank regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.

In 2014, there were no exceptions to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2014, there were three VaE breaks (i.e., days when the daily gain exceeded VaE), due mainly to the changes in the medium- and long-term interest rates.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during 2014.

Structural balance sheet risks

Structural interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the net interest margin at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2014 under 1,150 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2014, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 2,700 million pesos.

The table below shows the distribution of interest rate risk by maturity as of December 31, 2014. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	105,085	59,685	-	-	8	32	32	15	45,313
Loans	534,838	252,567	38,524	37,058	27,248	60,122	30,793	93,805	(5,279)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	(246)	-	-	-	-	-	-	-	(246)
Securities	237,562	11,378	11,265	361	4,118	50,090	9,820	15,381	135,149
Permanent	4,648	-	-	-	-	-	-	-	4,648
Other Balance Sheet Assets	67,259	-	-	-	-	-	-	-	67,259
Total Balance Sheet Assets	949,146	323,630	49,789	37,419	31,374	110,244	40,645	109,201	246,844
Money Market	(133,251)	(16,386)	(19,608)	(1,549)	-	-	-	-	(95,708)
Deposits	(412,118)	(184,451)	(7,580)	(317)	(22,135)	(197,635)	-	-	-
Trade Finance	(719)	-	-	-	-	-	-	-	(719)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(220,051)	(135,694)	(469)	(681)	(1,679)	(6,440)	(24,741)	(26,392)	(23,955)
Equity	(124,494)	-	-	-	-	-	-	-	(124,494)
Other Balance Sheet Liabilities	(55,187)	-	-	-	-	-	-	-	(55,187)
Total Balance Sheet Liabilities	(945,820)	(336,531)	(27,657)	(2,547)	(23,814)	(204,075)	(24,741)	(26,392)	(300,063)
Total Balance Sheet Gap	3,326	(12,901)	22,132	34,872	7,560	(93,831)	15,904	82,809	(53,219)
Total Off-Balance Sheet Gap	(1,911)	9,694	836	(3,251)	(1,332)	(7,253)	(791)	(6,034)	6,220
Total Structural Gap		(3,207)	22,968	31,620	6,229	(101,083)	15,113	76,775	(46,999)
Accumulated Gap		(3,207)	19,760	51,381	57,610	(43,473)	(28,361)	48,414	1,415

Funding and liquidity risk

Liquidity Gap

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2014. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	116,277	102,790	-	1	8	32	32	15	13,399
Loans	571,076	80,794	50,330	43,781	58,872	148,276	56,949	137,353	(5,279)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	(246)	-	-	-	-	-	-	-	(246)
Securities	220,472	192,387	1	1	1	5,855	-	-	22,227
Permanent	4,648	-	-	-	-	-	-	-	4,648
Other Balance Sheet Assets	67,259	-	-	-	-	-	-	-	67,259
Total Balance Sheet Assets	979,486	375,971	50,331	43,783	58,881	154,163	56,981	137,368	102,008
Money Market	(143,184)	(136,187)	(2,889)	(9,899)	(8,890)	(1,607)	(68)	(1,116)	17,472
Deposits	(430,155)	(140,852)	(42,264)	(74)	(11,382)	(235,583)	-	-	-
Trade Finance	(719)	-	-	-	-	-	-	-	(719)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(123,910)	(19,785)	(1,868)	(12,300)	(6,105)	(32,074)	(25,361)	(26,417)	-
Equity	(124,494)	-	-	-	-	-	-	-	(124,494)
Other Balance Sheet Liabilities	(55,187)	-	-	-	-	-	-	-	(55,187)
Total Balance Sheet Liabilities	(877,649)	(296,824)	(47,021)	(22,273)	(26,377)	(269,264)	(25,429)	(27,533)	(162,928)
Total Balance Sheet Gap	101,837	79,147	3,310	21,510	32,504	(115,101)	31,552	109,835	(60,920)
Total Off-Balance Sheet Gap	(1,911)	(2,869)	(973)	284	400	(3,729)	(109)	(1,587)	6,672
Total Structural Gap		76,278	2,336	21,794	32,904	(118,830)	31,443	108,248	(54,250)
Accumulated Gap		76,278	78,615	100,409	133,313	14,483	45,926	154,174	99,924

6.2.3 Risks and results in 2015

Trading

The average daily Total VaR of the Bank's market trading operations in 2015 stood at 71 million pesos, lower than that for 2014 at 86 million pesos. In 2015, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2015. At the end of December 2015, VaR stood at 70 million pesos.

Average daily Total VaR decreased by 15 million pesos with respect to 2014. This decrement was concentrated in interest rate VaR, where the average daily decreased from 88 million pesos to 68 million pesos. The average daily equity VaR and exchange rate VaR fell from 18 million pesos to 17 million pesos, and 14 million pesos to 10 million pesos, respectively.

Distribution over time of risks and results

The risk assumption profile, in terms of VaR and results, showed that VaR during 2015 remained at levels below the limit of 192 million pesos. During the first and second semester of 2015, the average daily Total VaR was 71 million pesos. VaR stayed in levels between 52 million pesos and 105 million pesos in the second semester, as a result of interest rates increase expectation.

Calibration and test measures

Pursuant to the recommendations issued by the Basel Committee for the calibration and control of the efficiency of the internal market risk measurement and management systems, in 2015 the Bank regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.

In 2015, there were no exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2014, there were no exception to 99% VaR. During 2015, there were five VaE breaks (i.e., days when the daily gain exceeded VaE), due mainly to the changes in the interest rates. During 2014, there were three VaE breaks, due mainly to the changes in the medium- and long-term interest rates.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during 2015.

Exposures related to complex structured assets

The Bank's policy with respect to the approval of new transactions involving complex structures is highly conservative and is subject to strict supervision by the Bank's management. Before approval is given for a new transaction, product or underlying, the risk division checks:

-	Whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.

-	Whether the inputs used in the valuation model are observable in the market.

Provided the two aforementioned conditions are met, the market risk area ascertains:

-	The availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the planned transactions.

-	The degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.

Structural balance sheet risks

Structural interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the NIM at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2015 under 1,247 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2015, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 3,389 million pesos.

The table below shows the distribution of interest rate risk by maturity as of December 31, 2015. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	101,554	47,337	-	1	10	37	36	9	54,124
Loans	603,402	287,578	50,898	42,918	24,782	75,456	35,830	93,113	(7,173)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	127	-	-	-	-	-	-	-	127
Securities	370,279	29,778	11,311	4,971	3,061	54,743	11,938	16,862	237,615
Permanent	5,310	-	-	-	-	-	-	-	5,310
Other Balance Sheet Assets	55,407	-	-	-	-	-	-	-	55,407
Total Balance Sheet Assets	1,136,079	364,693	62,209	47,890	27,853	130,236	47,804	109,984	345,410
Money Market	(251,123)	(24,661)	(17,503)	-	-	-	-	-	(208,959)
Deposits	(467,936)	(213,996)	(7,887)	(1,951)	(22,852)	(221,250)	-	-	-
Trade Finance	(518)	-	-	-	-	-	-	-	(518)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(162,331)	(57,480)	(395)	(737)	(1,801)	(7,890)	(26,924)	(27,078)	(40,026)
Equity	(98,424)	-	-	-	-	-	-	-	(98,424)
Other Balance Sheet Liabilities	(75,886)	-	-	-	-	-	-	-	(75,886)
Total Balance Sheet Liabilities	(1,056,218)	(296,137)	(25,785)	(2,688)	(24,653)	(229,140)	(26,924)	(27,078)	(423,813)
Total Balance Sheet Gap	79,861	68,556	36,424	45,202	3,200	(98,904)	20,880	82,906	(78,403)
Total Off-Balance Sheet Gap	(9,233)	14,184	(896)	(5,505)	(638)	(1,990)	1,797	(3,916)	(12,269)
Total Structural Gap		82,741	35,527	39,696	2,561	(100,894)	22,678	78,991	(90,673)
Accumulated Gap		82,741	118,268	157,965	160,526	59,632	82,310	161,301	70,627

Funding and liquidity risk

Liquidity Gap

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2015. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	101,555	75,574	-	1	10	37	36	9	25,888
Loans	670,748	93,701	61,645	51,329	66,744	168,012	88,055	148,435	(7,173)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	127	-	-	-	-	-	-	-	127
Securities	355,313	323,750	1	1	1	6,031	-	-	25,529
Permanent	5,310	-	-	-	-	-	-	-	5,310
Other Balance Sheet Assets	55,407	-	-	-	-	-	-	-	55,407
Total Balance Sheet Assets	1,188,460	493,025	61,646	51,331	66,755	174,080	88,091	148,444	105,088
Money Market	(251,504)	(229,432)	(519)	(3,714)	(12,572)	(2,539)	(1,348)	-	(1,380)
Deposits	(467,936)	(154,085)	(48,524)	(86)	(16,381)	(248,860)	-	-	-
Trade Finance	(518)	-	-	-	-	-	-	-	(518)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(163,148)	(27,491)	(7,943)	(13,383)	(17,693)	(40,129)	(29,220)	(27,289)	-
Equity	(98,424)	-	-	-	-	-	-	-	(98,424)
Other Balance Sheet Liabilities	(75,886)	-	-	-	-	-	-	-	(75,886)
Total Balance Sheet Liabilities	(1,057,416)	(411,008)	(56,986)	(17,183)	(46,646)	(291,528)	(30,568)	(27,289)	(176,208)
Total Balance Sheet Gap	131,044	82,017	4,660	34,148	20,109	(117,448)	57,523	121,155	(71,120)
Total Off-Balance Sheet Gap	(5,398)	966	449	(451)	(1,323)	(623)	2,147	(3,980)	(2,583)
Total Structural Gap		82,983	5,110	33,696	18,786	(118,072)	59,669	117,176	(73,702)
Accumulated Gap		82,983	88,094	121,790	140,576	22,504	82,173	199,349	125,647

Value at risk (VaR) of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate fluctuations, the Bank uses other methods to monitor on-balance-sheet structural interest rate risk including, inter alia, scenario analysis and VaR calculations, using a methodology similar to that used for the trading book.

Structural liquidity position

Management believes that the Bank’s current structural liquidity position allows for the ability to cope with business as usual projected growth and stress market conditions, as reflected by the following factors:

-	Robust balance sheet

The balance sheet had a sound structure consistent with its commercial nature. Loans and advances to customers accounted for 45.5% of the consolidated total assets at the end of 2015, and were funded mainly by customer deposits comprised of interest-bearing and non-interest-bearing demand deposits and time deposits. Other sources of short-term funding include promissory notes with interest payable at maturity and reverse repurchase agreements.

We also have access to long-term funding through the execution of credit facilities with other commercial and/or development banks, the issuance of unsecured bonds and structured bank bonds in domestic and foreign markets. As of December 31, 2015, the outstanding balance of our long-term funding totaled 57,175 million pesos with a weighted average maturity of 6 years. At the end of 2012, the Bank issued 10-year US dollar-denominated Senior Unsecured Notes for an amount of USD 1,000,000,000, aimed to extend the duration of our liabilities. Additionally, in December 2013, the Bank issued 10-year US dollar-denominated Tier II Subordinated Capital Notes with an option to be prepaid in year five for an amount of USD 1,300,000,000 in order to enhance its capital structure.

-	Solid regulatory framework

Under the Law of the Mexican Central Bank (“Ley del Banco de México”), it has the authority to order a percentage of the liabilities of the financial institutions that must be deposited in interest- or non-interest-bearing deposits with Banco de México. These deposits may not exceed 20% of the aggregate liabilities of the relevant financial institution. The Central Bank imposes compulsory deposits requirements on Mexican commercial banks. The amount of the compulsory deposit that each bank had to make was determined based on each bank’s pro rata share of total Mexican financial institution time deposits allocated as of May 31, 2014.

The compulsory deposits required under the terms of the Bulletin 9/2014 and 11/2014 issued by the Mexican Central Bank have an indefinite term. During the time these compulsory deposits are maintained on deposit with the Central Bank, each banking institution receives interest on such deposits every 28 days. The Mexican Central Bank will provide advance notice of the date and the procedure to withdraw the balance of these compulsory deposits at such time, if any, that the compulsory deposits are suspended or terminated. These compulsory deposits represent 3.05% of the consolidated total assets at the end of 2015.

These resources are part of the Central Bank’s tools to promote the healthy development of the financial system and improve the implementation of monetary policy. Other instruments used by the Central Bank to support this function are deposit auctions (draining liquidity) and liquidity auctions (injecting liquidity).

Finally, it is important to note that the Central Bank acts as lender of last resort, against several classes of collateral, of which the Bank has relevant positions: sovereign debt and the compulsory deposit previously mentioned.

Funding dynamics

The breakdown of the total issuances (long-term) outstanding, including the issuance of the Senior Unsecured Notes and the Tier II Subordinated Capital Notes, as of December 31, 2015 is as follows:

	Amount	Issue Date	Maturity Date	Rate

Structured bank bonds	705	02/28/2014	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	518	03/09/2015	03/06/2017	Guaranteed rate subject to INDEX (HSCEI, S&P 500, SX5E y NIKKEI 225)
Structured bank bonds	42	03/13/2014	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	53	03/13/2014	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	12	03/21/2014	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	12	04/03/2014	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	24	05/06/2015	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds	22	05/22/2015	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds	798	06/27/2014	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds	567	08/06/2014	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds	118	08/10/2015	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds	149	08/27/2015	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds	491	09/05/2014	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds	368	09/09/2014	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds	147	09/15/2015	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds	49	09/15/2015	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds	110	10/31/2014	11/06/2017	Guaranteed rate subject to S&P 500
Structured bank bonds	17	12/14/2015	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds	587	12/23/2014	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds	13	12/24/2014	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds	321	02/24/2015	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds	1,083	02/27/2015	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds	935	03/31/2015	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds	142	05/13/2015	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds	123	05/28/2015	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds	469	06/30/2015	06/27/2018	2.00%
Structured bank bonds	150	06/30/2015	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds	137	06/30/2015	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds	9	06/30/2015	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds	928	06/30/2015	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds	115	07/13/2015	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds	10	07/31/2015	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds	123	08/28/2015	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	98	09/18/2015	09/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	124	09/25/2015	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	142	10/20/2015	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds	18	11/06/2015	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds	159	11/11/2015	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds	941	11/04/2015	10/23/2020	TIIE
Structured bank bonds	543	10/23/2015	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds	9	11/13/2015	11/05/2020	TIIE
Structured bank bonds	223	10/30/2015	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds	47	10/30/2015	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds	70	10/30/2015	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds	135	11/13/2015	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds	174	12/04/2015	12/14/2020	Guaranteed rate subject to SXDP

	Amount	Issue Date	Maturity Date	Rate

Unsecured bonds	980	10/20/2011	11/23/2017	9.05%
Unsecured bonds	3,000	10/12/2015	12/06/2018	TIIE + 18 bps
Unsecured bonds	1,700	03/22/2011	03/09/2021	8.91%
Senior unsecured notes	16,984	09/11/2011	11/09/2022	4.125%
Tier II Subordinated Capital Notes	22,285	12/27/2013	01/30/2024	5.95%
Mortgage-backed bonds	183	09/22/2006	05/25/2032	5.00%
Mortgage-backed bonds	13	09/22/2006	05/25/2032	6.40%

	57,175

Structural foreign currency risk

Structural foreign currency risk arises from the Bank's operations in foreign currencies.

At 2015 year-end, long-term exposures corresponded to the US dollar, the Euro, the pound sterling, and the Brazilian real. The Bank hedges a portion of these long-term exposures through foreign exchange derivatives.

Structural equity risk

The Bank has equity positions in its balance sheet (banking book) in addition to the trading positions. These positions are classified as available-for-sale financial assets (equity instruments) or as investments, depending on the length of time they are expected to remain in the portfolio.

The structural equity positions are exposed to market risk. VaR is calculated for these positions using series of market prices or proxies.

Structural VaR

A homogeneous metric such as VaR can be used to monitor the total on-balance-sheet market risk (excluding the global corporate banking activity), distinguishing between fixed-income (considering both interest rates and credit spreads for ALCO portfolios), exchange rate and equities.

In general, it can be said that structural VaR is not high in terms of the Bank's volume of assets or capital.

6.3 Methodologies

6.3.1. Trading

The standard methodology applied to trading activities by the Bank in 2015 was Value at Risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that are incorporated into the level of risk assumed. Specifically, the Bank uses data derived from the 521 days preceding the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported on a daily basis to management was the higher of these two figures.

The historical simulation VaR has many advantages as a risk metric (it summarizes in one single number a portfolio's market risk, it is based on market changes that have actually occurred without having to make assumptions regarding functions or correlation between market factors, etc.), but it also has limitations. The most significant limitations are the high sensitivity of the historical window used, the inability to capture plausible events with a major impact if they do not occur in the historical window used, the existence of measurement parameters in which there is no market input available (such as correlations, dividends and recovery rates) and the slow adaptation to new volatilities and correlations if the most recent data are given the same weight as the oldest data.

Certain of these limitations are corrected by using stressed VaR (see below), by calculating a VaR with exponential decline and by applying conservative valuation adjustments.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Bank. However, other measures are simultaneously being taken to enable the Bank to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank's activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events.

On a regular basis (at least once a month) the Bank calculates and analyses the potential impact on results of applying different stress scenarios to all the trading portfolios, considering the same situations by risk factor. A minimum of three types of scenarios (possible, severe and extreme) are defined which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

In addition, certain warning triggers are in place for the scenarios, based on the historical results of those scenarios and on the capital associated with the portfolio in question. If the levels triggering the warning are surpassed, the persons responsible for managing the portfolio in question are informed so that they can take the appropriate measures. Furthermore, the results of the stress tests, and any possible excesses over the warning levels set, are reviewed regularly by the comprehensive risk management committee, which, if it considers it necessary, informs management.

The risk unit, in accordance with the principle of independence of the business units, also monitors daily the positions of each business unit, through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately.

The positions are traditionally used to quantify the net volume of the market values of the portfolio transactions, grouped by main risk factor, considering the delta value of any futures and options that might exist.

Market risk sensitivity measures are those which measure the changes (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors can be obtained through analytical estimates using partial derivatives or through a complete revaluation of the portfolio.

Also, the daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to identify the impact of changes in financial variables on the portfolios.

Particularly worthy of note is the control of derivatives and credit management activities which, due to their atypical nature, is performed daily using specific measures. In the case of derivatives, a control is conducted of sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit management activities, measures such as sensitivity to spread, jump-to-default and risk concentrations by rating level are reviewed systematically.

With respect to the credit risk inherent in the trading portfolios, and in keeping with the recommendations made by the Basel Committee on Banking Supervision and with current regulations, an additional metric, the incremental risk charge (IRC), is calculated to cover the default risk and rating migration risk not properly captured in the VaR, by measuring the variation in the related credit spreads. The instruments subject to control are basically fixed-income government and corporate bonds and derivatives on bonds (forwards, options, etc.). The method used to calculate the IRC is based on direct measurements on the loss distribution tails at the appropriate percentile (99.9%) over a one-year time horizon. The Monte Carlo method is used and one million simulations are applied.

6.3.2 Structural balance sheet risks

6.3.2.1 Structural interest rate risk

The Bank analyzes the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The metrics used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and VaR for economic capital purposes.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected net interest income for a specific period (12 months) given a parallel shift in the yield curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the yield curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of both on and off-balance-sheet assets and liabilities. This analysis facilitates a basic snapshot of the balance-sheet structure and enables concentrations of interest rate risks in the various maturity buckets to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the Bank’s net interest margin and market value of equity.

The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

6.3.2.2 Structural foreign currency risk

These activities are monitored by measuring positions, VaR and results on a daily basis.

6.3.2.3 Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis.

6.3.2.4 Limit control system

For trading market risk, structural balance sheet risk limits are established, within the framework of the annual limit plan, in response to the level of the Bank's risk appetite.

The main limits are:

Trading limits

•	VaR limits

•	Equivalent and/or nominal position limits

•	Interest rate sensitivity limits

•	Vega limits

•	Limits on delivery risk on short securities positions (fixed income and equity)

•	Limits aimed at restricting the volume of effective losses or protecting profits already generated in the period

•	Credit limits

•	Limits on origination transactions

On-balance-sheet structural interest rate risk

•	Limit on net interest margin sensitivity at one year

•	Limit on the sensitivity of the market value of equity

•	Limit on liquidity position

Structural foreign currency risk

•	Net position in each currency

On trading positions

•	Value at risk (VaR)

These general limits are complemented by other sub-limits. Accordingly, the market risk area has a sufficiently granular limit structure to effectively control the various market risk factors to which the Bank is exposed. Thus, it monitors daily the positions through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. Also, the daily preparation of an income statement by the market risk area is an excellent risk indicator, insofar as it allows us to identify the impact of changes in financial variables on the portfolios.

The business units must comply with the approved limits at all times. Any possible excesses would trigger a series of actions by the risk unit or the comprehensive risk management committee aimed at leading to reductions in risk levels and a stricter risk control or executive actions which could oblige the risk takers to reduce the levels of risk assumed.

The persons in charge of market risk in the risk unit notify the heads of business of excesses. The heads of business must explain the reasons for the excess and, where appropriate, provide an action plan to remedy the situation. The business unit must reply, in writing and on the same day, to the requirement made of it to either reduce the position to within the limits in force or to detail a strategy that justifies an increase in the limits.

6.3.3 Pensions risk

In managing the risk associated with the defined-benefit employee pension funds, the Bank assumes the financial, market, credit and liquidity risks incurred in connection with the fund's assets and investments and the actuarial risks arising from the fund's liabilities, i.e., the pension obligations to its employees.

The aim pursued by the Bank in pensions risk control and management is primarily to identify, measure, follow up, control, mitigate and report this risk. The Bank’s priority, therefore, is to identify and mitigate all clusters of pensions risk.

Therefore, in the methodology used by the Bank, the total losses on assets and liabilities in a stress scenario defined by changes in interest rates, inflation and stock markets, as well as credit and operational risk, are estimated every year.

7. Liquidity and funding risk

7.1 Introduction to the treatment of liquidity and funding risk

Liquidity and funding risk management has always been a basic element of the Bank's business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests.

The Bank is responsible for covering the liquidity needs arising from its current and future activity, either by taking deposits from its customers in its area of influence, or by resorting to the wholesale markets where it operates.

This funding structure has proven to be most effective in situations of high market stress as it prevents difficulties in one area from affecting funding capacity in other areas.

7.2 Liquidity management

Structural liquidity management seeks to finance the Bank's recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Liquidity management at the Bank is based on the following principles:

•	Decentralized liquidity model.

•	Medium- and long-term liquidity needs arising from the business must be funded using medium- and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instruments/investors; markets/currency; and maturity.

•	Restrictions on recourse to short-term wholesale financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at the Mexican Central Bank, to be drawn upon adverse situations.

•	Compliance with the regulatory liquidity requirements.

In order to ensure the effective application of these principles by the Bank, it was necessary to develop a single management framework resting on the following three cornerstones:

•	A sound organizational and governance model to ensure that management is involved in the decision-making process and is included in the Bank’s strategy.

•	An in-depth balance-sheet analysis and liquidity risk measurement to support the decision-making process and the control thereof.

•	A management approach adapted in practice to the liquidity needs of each business.

7.2.1 Organizational and governance model

Decisions relating to all structural risks, including liquidity and funding risk, are made though the ALCO within the framework and limits approved in the comprehensive risk management committee.

The ALCO is the body empowered by the Board of Directors to coordinate the asset and liability management (ALM) function throughout the Bank, including the management of liquidity and funding.

The liquidity risk profile and appetite aim to reflect the Bank's strategy in conducting its business, which consists of structuring the balance sheet to render it as resilient as possible to potential liquidity stress scenarios. To this end, appetite metrics have been structured to reflect the application of the principles of the Bank's management model, with specific levels for the structural funding ratio and minimum liquidity horizons under various stress scenarios.

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain very severe but highly unlikely events occur.

7.2.2 Balance sheet analysis and liquidity risk measurement

Liquidity and funding decision-making is based on a thorough understanding of the Bank's current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the various business units (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.

Its aim is to ensure that the Bank maintains adequate liquidity levels to cover its short- and long-term requirements with stable funding sources, optimizing the impact of funding costs on the consolidated income statement. This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic metrics.

The results of these balance sheet, projection and scenario analysis provide the inputs required to prepare the Bank's contingency plan, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted to strengthen the liquidity of financial institutions by the Basel Committee. The objective is to define a framework of principles and metrics in which Mexican Regulation is already adopted.

The measurements, metrics and analysis used by the Bank in liquidity risk management and control are shown in greater detail below.

Methodology for liquidity risk monitoring and control

The aim of the liquidity risk metrics adopted by the Bank are:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the metrics are adapted to the manner in which the Bank's liquidity is managed.

•	To be aligned with Basel III, in order to avoid any conflicts between limits and to facilitate limit management.

•	To act as an early warning system that anticipates potential risk situations by monitoring certain indicators.

Two kinds of basic metrics are used to control liquidity risk: short-term and structural. Short-term metrics include basically liquidity coverage ratio and the liquidity gap, while structural metrics feature the net structural balance sheet position. The Bank supplements these metrics by developing various stress scenarios. Following is a detailed description of these three metrics:

a) Liquidity gap

The liquidity gap provides information on potential cash inflows and outflows -both contractual and those estimated using certain assumptions - for a given period. Liquidity gap analysis are prepared for each of the main currencies in which the Bank operates.

b) Net structural position

The purpose of this metric is to determine the reasonableness of the balance sheet funding structure. The Bank's aim is to ensure that its structural needs (lending, non-current assets, etc.) are satisfied by means of an appropriate combination of wholesale funding sources and a stable retail customer base, as well as capital and other non-current liabilities.

c) Scenario analysis

The Bank supplements the aforementioned metrics by developing various stress scenarios. Its main objective is to identify the critical factors of potential crises and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

In their liquidity analysis, the Bank generally considers three different scenarios: idiosyncratic, local systemic and global systemic. These scenarios constitute the minimum standard analysis established to be reported to management. Also, the Bank develops ad-hoc scenarios which replicate major historical crises or specific liquidity risks.

The definition of scenarios and the calculation of metrics under each of them are directly related to the definition and execution of the liquidity contingency plan, which is the responsibility of financial management.

7.2.3 Management tailored to business needs

The Bank performs its liquidity management in order to finance its recurring activities with the appropriate terms and prices.

In practice, in keeping with the funding principles mentioned above, the liquidity management consists of the following:

•	Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business. Based on these liquidity requirements and taking into consideration certain prudential limits on the raising of funds in the short-term markets, the financial management area establishes an issue plan for the year.

•	Year-round monitoring of the actual changes in the balance sheet and in the funding requirements of the businesses, which results in the relevant updates of the plan.

•	Monitoring and management of compliance with the regulatory ratios.

The Bank is self-sufficient in terms of their structural funding and does not require support from its Parent.

7.3 Funding strategy and evolution of liquidity in 2015

7.3.1 Funding strategy

In the last few years, the Bank's funding activity has increased the amount of medium - and long-term sources of funding; aiming to increase liability duration and diversification while keeping reasonable cost control.

The Bank has a series of general trends in its policies implemented for its funding and liquidity management strategies, namely:

•	Strong generation of liquidity from the commercial business due to the moderate growth of Mexican economic activity and the greater emphasis on attracting customer funds.

•	Maintenance of adequate, stable medium and long-term wholesale funding levels.

•	Holding a sufficient volume of assets eligible for discount at the Central Bank as part of the liquidity reserve to cater for episodes of stress on wholesale markets.

Thanks to all these market and business developments, based on a sound liquidity management model, the Bank currently enjoys a very robust funding structure, the main features of which are as follows:

•	High proportion of customer deposits (not including repurchase agreements and certificates of deposit) in a predominantly commercial balance sheet.

Customer deposits are the Bank's major source of funding. These deposits represent around 46.2% of the Bank's total liabilities and at the end of 2015 they accounted for 92.2% of loans and advances to customers.

•	Diversified wholesale funding, primarily at medium - and long-term, with a small proportion maturing in the short term.

Medium - and long-term wholesale funding represents 16.80% of the Bank's retail funding (including deposits from the Central Bank and credit institutions) and enables it to comfortably cater for the loans and advances to customers not financed with customer deposits (commercial gap).

7.3.2 Evolution of liquidity in 2015

At the end of 2015, in comparison with 2014, the Bank reported:

•	An increase in loans and advances to customers of 17.06% in 2015 compared with 2014.

•	A decrease in the ratio of loans and advances to customers to consolidated total assets from 48.1% to 45.5%. This figure mirrors the strong commercial nature of the Bank's consolidated balance sheet as well as the strong banking and markets activity of the Bank.

•	An increase in the loan-to-deposit (LTD) ratio, which stood at 108.4%, up from 102.7% at December 2015. These figures show the Bank’s capacity to fund loans with retail deposits (strong commercial activity).

•	Lastly, the Bank's structural surplus (i.e., the excess of structural funding resources – customer deposits, medium and long-term funding and capital – over structural liquidity requirements – loans and advances to customers –) stood at 130,977 million pesos at the end of 2015.

7.3.3. Compliance with regulatory ratios

As part of its liquidity management model, in recent years the Bank has been managing, monitoring and complying with the liquidity requirements set by local and international financial legislation.

•	LCR (Liquidity Coverage Ratio)

On December 31, 2014, the CNBV and the Mexican Central Bank published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for Banking Institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17, 2014.

The objectives of the liquidity requirements are as follows:

•	To anticipate that banking institutions in Mexico has available liquid assets with high credit quality to manage their obligations and liquidity necessities along 30 days

•	To establish a liquidity coverage ratio as per a methodology in line with the international standards, which must include all foreign currencies

•	To include both on and off balance transactions in the liquidity coverage ratio calculation, as long as those transactions represent a liquidity potential risk for banking institutions

•	To anticipate that banking institutions in Mexico consolidate their subsidiaries which core business relates to financial operations.

The liquidity coverage ratio is the result of dividing the liquid assets by the net cash flow.

During the fourth quarter of 2015, the weighted average LCR for the Bank is 107.45%, complying with the Bank´s desired risk profile and well above the regulatory minimum established in the regulations.

8. Operational risk

8.1 Definition and objectives

The Bank defines operational (OR) risk as “the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events".

Operational risk is inherent in all products, activities, processes and systems, and is generated in all business and support areas; accordingly, all employees are responsible for managing and controlling the risks arising in their area of activity.

The aim pursued by the Bank in operational risk control and management is primarily to identify, measure/assess, control/mitigate and report on this risk.

The Bank’s priority, therefore, is to identify and mitigate any clusters of operational risk, irrespective of whether or not they have given rise to any losses. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

For the purpose of calculating regulatory capital for operational risk, the Bank uses the basic approach provided for under Basel II standards. The regulatory capital for operational risk is calculated under Mexican Banking GAAP.

8.2 Operational risk management and control model

8.2.1 Corporate governance and organizational model

The operational risk management structure is based on the knowledge and experience of the executive officers and professionals of the Bank, with particular importance being attached to the role of the operational risk officer.

The Bank oversees and controls technology and operational risk through its governing bodies. The Bank's Board of Directors and the comprehensive risk management committee periodically address significant aspects concerning the management and mitigation of operational risk.

In addition to the approval by the comprehensive risk management committee, the Bank establishes operational risk limits on an annual basis. The established risk appetite must fall within the low and medium-low risk profiles, which are defined in accordance with certain ratio levels. Limits are established based on the net loss to gross income ratio. An assessment is also performed of the operational risk management status in accordance with certain internal indicators.

8.2.2 Operational risk management cycle

The operational risk management and control model includes the following phases:

•	Identification of the operational risk inherent in all the Bank’s activities, products, processes and systems.

•	Definition of the target operational risk profile, specifying the strategies by business unit and time horizon, through the establishment of the operational risk appetite and tolerance, the annual loss budget and the monitoring thereof.

•	Encouragement of the involvement of all employees in the operational risk culture, through appropriate training for all areas and levels of the organization

•	Objective and ongoing measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, CNBV, Bank of Spain, etc.).

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•	Preparation of periodic reports on the exposure to operational risk and its level of control for management and the Bank’s business units, and reporting to the market and the regulatory authorities.

•	Definition and implementation of the methodology required for internal calculation of capital in terms of expected and unexpected loss.

The following is required for each of the key processes indicated above:

•	Definition and implementation of systems enabling the Bank to monitor and control operational risk exposures.

•	Definition and documentation of operational risk management policies and implementation of the related methodologies consistent with current regulations and best practices.

8.2.3 Risk identification, measurement and assessment model

In order to identify, measure and assess operational risk, the Bank defined a set of quantitative and qualitative techniques/tools that are combined to perform a diagnosis, based on the identified risks, and obtain a valuation, through the measurement/assessment of the business unit.

The quantitative analysis of this risk is carried out mainly using tools that record and quantify the potential level of losses associated with operational risk events.

The tools defined for the qualitative analysis aim to assess aspects (coverage/exposure) linked to the risk profile, thereby making it possible to capture the control environment in place.

8.2.4 Operational risk information system

The Bank has an information system that supports the operational risk management tools and facilitates the information and reporting functions and requirements.

8.3 Mitigation measures

The model requires the Bank to monitor the mitigation measures established in response to the main sources of risk, which were identified through an analysis of the tools used in managing operational risk, and as a result of the organizational and development model and the preventive implementation of operational risk management and control policies and procedures.

The most significant mitigation measures have focused on the improvement of security for customers in their day-to-day transactions, the management of external fraud, the ongoing improvement of processes and technology, and on taking steps to ensure that products are sold and services are provided in an appropriate manner.

Cyber-security and data security plans

In 2015, the Bank continued to devote its full attention to cyber-security-related risks, which affect all types of companies and institutions, including those in the financial sector.

This situation, which is generating concern among entities and regulators, is prompting the adoption of preventive measures in order to be prepared for cyber-attacks.

In order to step up and supplement the actions already in progress, the Bank has prepared a cyber-security program, which stipulates: i) a governance integrating the three lines of defense; ii) a cyber-resilience-oriented line of action envisaging measures in the areas of identification, prevention, protection, detection and reaction; iii) aspects of cyber-security with an impact on training, access control and segregation of functions, as well as secure software development; and iv) initiatives for organizational reinforcement.

8.4 Business continuity plan

The Bank has a business continuity management system (BCMS) to ensure the continuity of the business processes in the event of a disaster or serious incident.

This basic objective consists of the following:

•	Minimizing possible injury to persons, as well as adverse financial and business impacts for the Bank, resulting from an interruption of normal business operations.

•	Reducing the operational effects of a disaster by supplying a series of pre-defined, flexible guidelines and procedures to be employed in order to resume and recover processes.

•	Resuming time-sensitive business operations and associated support functions, in order to achieve business continuity, stable earnings and planned growth.

•	Protecting the public image of, and confidence in, the Bank.

•	Meeting the Bank’s obligations to its employees, customers, shareholders and other interested third-party stakeholders.

In 2015, the Bank continued to make progress in the implementation and ongoing improvement of its business continuity management system.

8.5 Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Bank continually improves its operational control procedures in order to remain in line with new regulations and best market practices. Thus, in 2015, further improvements were made to the control model for this business, placing particular emphasis on the following points:

•	Analysis of trading operations to detect any possible anomalous conduct.

•	Tightening of controls on transaction cancellations and modifications.

•	Adaptation of existing controls and development of new controls to comply with Volcker Rule requirements.

Operational risk information system

The Bank has a corporate information system that supports the operational risk management tools and facilitates the information and reporting functions and needs.

Information is specifically prepared on the following aspects:

•	The Bank’s operational risk management model.

•	The operational risk management scope.

•	Analysis of the internal event database and the database of significant external events.

•	Analysis of the most significant risks arising from the operational and technology risk assessment exercises.

•	Evaluation and analysis of risk indicators.

The role of insurance in operational risk management

The Bank considers insurance as a key factor in operational risk management. 2015 saw the reinforcement of the common guidelines for coordinating the various functions involved in the management cycle for operational risk-mitigating insurance, but also the various front-line risk management areas, based on the procedure designed in 2014.

9. Compliance and conduct risk

9.1 Scope, mission, definitions and objective

The compliance function encompasses all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing, product governance and consumer protection, and reputational risk.

To this end, the compliance function promotes adherence by the Bank to the rules, oversight requirements, principles and values of good conduct by establishing standards, holding debates and providing advice and information in the interest of employees, customers, shareholders and society in general.

Based on the current arrangement of the Bank's three lines of defense, the compliance function is a second-line control function with access to the Board of Directors and its committees through the Chief Compliance Officer (CCO), who has access to these bodies on a regular basis. This structure is in line with banking regulatory requirements and supervisory expectations.

Compliance risks are defined as including the following:

•	Compliance risk: the risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Conduct risk: the risk caused by inappropriate practices vis-a-vis the Bank's relationship with its customers, the treatment and products offered to customers, and their suitability for each particular customer.

•	Reputational risk: the risk arising from negative perception of the Bank on the part of public opinion, its customers, investors or any other stakeholder.

The Bank's objective regarding compliance and conduct risk is to minimize the likelihood of non-compliance and irregularities occurring and to ensure that, should they ultimately occur, they are promptly identified, assessed, reported and resolved.

9.2 Control and supervision of compliance risks

Based on the arrangement of the Bank's lines of defense, in particular within the compliance function, primary responsibility for managing compliance risks is shared, in the first line of defense, by the business units directly originating those risks and the compliance function, acting either directly or by reviewing compliance activities, controls or tasks of that first line.

Furthermore, as the second line of defense, in its control and oversight capacity, the compliance function is charged with establishing, encouraging and achieving adherence by the business units to the frameworks, policies and standards in place across the Bank. To this end, a set of controls is established, the application of which is monitored and verified.

In the sphere of compliance, the CCO is responsible for reporting to the governing and managing bodies, and also for advising and informing management about compliance matters and for fostering a compliance culture, within the framework of an annual program, the effectiveness of which is assessed on a regular basis.

The compliance function provides the basic components for the management of these risks (frameworks and policies for anti-money laundering measures, codes of conduct, product marketing, reputational risk, etc.) and ensures that the other components are duly addressed by the corresponding Bank business units (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and supervision systems, within the second line of defense against compliance risk.

Also, internal audit, as part of its functions in the third line of defense, conducts the tests and reviews required to check that the appropriate supervision controls and components are applied, and that the standards and procedures established at the Bank are being complied with.

The essential components of compliance risk management are based on resolutions adopted by the Board of Directors, as the highest authority for such matters, through the approval of frameworks – which regulate the relevant matters - and the Bank's general code of conduct.

The frameworks for the compliance function are as follows:

•	General compliance framework.

•	Product and service marketing framework.

•	Claims management framework.

•	Framework for the prevention of money laundering and of terrorist financing.

These frameworks are developed within the sphere of the Bank's internal governance model.

For its part, the general code of conduct contains the rules of behavior and ethical principles that must govern the actions of all Bank employees and is supplemented in certain matters by the rules contained in other codes and the related internal implementing regulations.

Also, the code establishes:

•	The functions and responsibilities relating to the compliance matters addressed by it.

•	The rules regulating the consequences of failure to observe the code.

•	The channel for submitting and processing notifications of allegedly irregular actions.

The regulatory compliance function, is responsible for ensuring the effective implementation and monitoring of the general code of conduct.

9.3 Governance and organizational model

It is the responsibility of the Board of Directors of the Bank, as part of its general supervisory function, to approve the appointment of the person ultimately responsible for the compliance function (the CCO), as well as for its framework and its development policies. In addition, the Board of Directors is in charge of the Bank's general code of conduct and the frameworks developed by the compliance function

The compliance function reports to the Board of Directors and its committees on a quarterly basis.

Also, worthy of mention is the appropriate coordination in place with the operational risk function, which compiles the various loss events arising from compliance and conduct risks and which, using a risk governance featuring a combined view of all the Bank's risks, also reports to the Board of Directors and its committees.

9.3.1 Governance

The committees listed below are collective bodies with responsibilities in the sphere of compliance:

•	The regulatory compliance committee: this is the collective governance body for regulatory compliance, without prejudice to the responsibilities assigned to the specialist bodies currently existing in the function (namely the product and service marketing committee, the monitoring committee and the committee for the prevention of money laundering and terrorist financing).

•	The product and service marketing committee: this is the collective governance body for the validation of products and services. The committee's objectives and functions are based on minimizing the improper marketing of products and services for customers, taking into account consumer protection principles. Its functions are performed at both corporate and local level.

•	The monitoring committee is the Bank's collective governance body for the monitoring of products and services and the evaluation of customer claims. Approved products and services are monitored by the monitoring committees or equivalent bodies.

•	The committee for the prevention of money laundering and terrorist financing is the collective body in this sphere that defines the related action frameworks, policies and general objectives.

In order to reinforce the governance of the function and safeguard its independence, the objectives and duties of the aforementioned committees have been revised to bring them into line with the Bank's governance model.

9.3.2 Organizational model

In order to ensure a vision and integrated management of the various compliance risks, the organizational structure of the function uses a hybrid approach, so as to make the specialist compliance risks (vertical functions) converge with the standardized aggregate vision of those risks (transversal functions).

9.4 Regulatory compliance

The following functions are in place to ensure the proper control and supervision of regulatory compliance risks:

•	Application of the Bank’s general code of conduct and the other codes and rules implementing it. Provision of advice on the resolution of any doubts arising from their application.

•	Cooperation with internal audit in the periodic reviews conducted by it on compliance with the general code of conduct and with the other codes and rules implementing it, without prejudice to any periodic reviews of compliance matters that have to be conducted directly.

•	Preparation (or amendment) of compliance programs on specific regulations, for submission for approval by the Board of Directors or its committees.

•	Presentation of periodic reports to the Board of Directors on the development of the framework and the application of the compliance program.

•	Assessment of any changes that may need to be made to the compliance program, in particular where unregulated risk situations and improvable procedures are detected.

•	Receipt and handling of the complaints made by employees through the whistleblowing facility.

•	Direction and coordination of any investigations into breaches, with possible support from internal audit, and proposal of the appropriate penalties to the related committee.

•	Supervision of the compulsory training activity for the compliance program.

The focus of the regulatory compliance program is on the following areas:

•	Compliance in employee-related matters.

•	Compliance in organizational matters.

•	Compliance with market regulations.

•	Conduct in securities markets.

9.5 Product governance and consumer protection

The main responsibilities of the compliance function are the adequate control and oversight of product and service marketing risks, to foster transparency and a simple, personal and fair approach to customers in order to protect their rights, and to ensure that policies and procedures take the consumers' perspective into account. For this purpose, the functions listed below were established, based on two frameworks and a set of policies that define the basic principles and rules of action in this area:

•	Frameworks:

o	Marketing framework: a uniform system for the marketing of products and services, aimed at minimizing exposure to the risks and possible claims arising in all phases of the marketing process (validation, pre-sale, sale, monitoring).

o	Claims management framework: a uniform system for the systematized management of the recording, control, management and analysis of the causes of claims, based on their various types; this makes it possible to identify the reasons for customer dissatisfaction, to provide suitable solutions for each case and to improve, where appropriate, the processes that gave rise to the claims.

•	Functions:

o	To promote the adherence to the above-mentioned frameworks.

o	To guarantee the proper validation, prior to its launch, of any new product or service proposed by the Bank.

o	To safeguard the internal protection of consumers, with the aim of improving their relationships with the Bank, by effectively promoting their rights and providing solutions to possible disputes, in accordance with best practices through any channel, as well as by fostering consumers' financial knowledge. All these efforts are geared towards building lasting relationships with customers.

o	To identify, analyze and control the fiduciary risk generated by the private banking and the custody services for customers' financial instruments. Fiduciary risk is considered to be that arising from the management of financial instruments on behalf of customers.

o	To compile, analyze, and report to the Bank's governance bodies, the information required to conduct a proper analysis of product and service marketing risk and of claims risk, from a two-fold perspective: the possible impact on customers and on the Bank, as well as on the monitoring of products and services throughout their life-cycle.

o	To supervise the marketing and claims management processes, making proposals for improvements and monitoring the mitigating actions taken for the risks detected.

9.6 Prevention of money laundering and of terrorist financing

As a socially responsible organization, it is a strategic objective for the Bank to have an advanced effective system for the prevention of money laundering and the financing of terrorism that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organizations.

The prevention of money-laundering and terrorist financing function is articulated in certain policies that establish minimum standards that the Bank must observe, and which are prepared in conformity with the provisions prescribed in Article 115 of the Credit Institutions Law. The Bank also observes the principles standards contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and stipulations of Directive 2005/60/EC of the European Parliament and of the Council of October 26, 2005 on the prevention of the use of the financial system for the purpose of money-laundering and terrorist financing

The Bank is responsible for directing and coordinating the systems and procedures for the prevention of money laundering and terrorist financing, as well as for investigating and reporting suspect transactions and meeting the related supervisory reporting requirements.

The organization of the prevention of money-laundering and terrorist financing unit (UPLDyFT, using the Spanish acronym) function is based on three areas: the monitoring, the analysis and the regulations and risk management. The main function is to establish, coordinate and supervise the systems and procedures for the prevention of money-laundering and terrorist financing.

Also, there are persons responsible for the prevention of money-laundering and terrorist financing at different business units. In each case their role is to provide support to the UPLDyFT based on their proximity to the customer and transactions.

The Bank has established systems and processes based on technology systems, which make it possible to obtain managed information and data, as well as reporting, monitoring and control information. These systems enable the Bank to take an active and preventive approach in analyzing, identifying and monitoring any transactions that could be linked to money laundering or terrorist financing activities.

9.7. Reputational risk

The specific nature of reputational risk, which arises from a wide variety of sources, combined with the highly variable perception of this risk, as it is understood by the various stakeholders, requires an approach and a management and control model that is unique, different from those used for other risks.

The reputational risk model is based on an eminently preventive approach, but also on effective crisis management processes.

Therefore, the Bank's intention is for reputational risk management to be integrated both in business and support activities and in internal processes, thus allowing the risk control and supervision functions to integrate it in their activities.

Also, the reputational risk model requires a comprehensive understanding, not only of the Bank's business activities and processes, but also of how it is perceived by its stakeholders (employees, customers, shareholders, investors and society in general) in its different environments. This approach requires close coordination between the management, support and control functions and the various stakeholders.

As mentioned above, reputational risk governance is one of the components of compliance governance. The compliance function reports on reputational risk to management, once the information on sources of reputational risk has been consolidated.

9.8 Compliance risk assessment model and risk appetite

The Bank's risk appetite, in relation to compliance, is set by its statement that it is not willing to accept any risks of this nature, the clear objective being to minimize any economic, regulatory or reputational impact on the Bank.

10. Model risk

The Bank understands a model as being any metric based on a quantitative method, system or approach that provides a simplified representation of reality by applying statistical, economic, financial or mathematical techniques to process data and obtain a result based on a series of assumptions subject to a certain degree of uncertainty. Using models makes it possible to take swifter, more objective decisions, generally supported by the analysis of large quantities of information.

The use of models invariably presents model risk, which is defined as the potential for adverse consequences, including losses, from decisions based on incorrect or misused models.

According to this definition, the sources of model risk are as follows:

•	The model itself, due to the use of incorrect or incomplete data in its construction, and due to the modelling method used and its implementation in the systems.

•	The misuse of the model.

In recent years, the Bank has been working on the definition, management and control of model risk.

A control framework has been defined for this function detailing, inter alia, matters relating to organization, governance and model management and validation.

Model risk management and control are structured around the life cycle of a model, as defined by the Bank:

Definition of standards

The Bank has defined a series of standards for the development, monitoring and validation of its models. All models used within the Bank -both those developed in-house and those acquired from third parties- must meet these standards. Thus, the quality of the models used at the Bank for decision-making purposes is assured.

Inventory

A key component of good model risk management is a complete, exhaustive inventory of the models in use.

The Bank has a centralized inventory that has been constructed using a uniform taxonomy for all the models used in the various business units. This inventory contains all the relevant information on each of the models, which permits an appropriate monitoring of the models based on their importance.

The inventory also makes it possible to perform cross data analysis (by type of model, materiality, etc.), thus facilitating the taking of strategic decisions in relation to the models.

Planning

This phase features the participation of all those involved in the life-cycle of the model (users, developers, validators, data providers, technology personnel, etc.), who agree upon and set the relevant priorities.

Model planning is performed annually at each of the Bank's main business units and is approved by the governance bodies.

Compilation of information

As indicated above, the data used in the construction of a model constitute one of the potential sources of model risk. These data must be reliable, complete and have sufficient historical depth to guarantee the suitability of the model developed.

The Bank has teams that specialize in providing model construction data that have previously been certified by the data owners.

Development

This is the phase in which the model is constructed, based on the needs established in the model plan and using the information provided by specialists for this purpose.

Most of the models used by the Bank are developed by in-house methodology teams, although certain models are also acquired from external providers. In both cases, the models must be developed in accordance with the established standards.

Pre-implementation testing

Once a model has been constructed, the developers, together with the model owners, subject it to various tests in order to ensure that the model functions as expected and, where appropriate, they make the necessary adjustments.

Materiality

Each of the Bank's models must have an associated level of materiality that is set by consensus of the parties involved.

The criteria for establishing materiality are documented in a policy approved by the Bank.

Materiality determines the thoroughness, frequency and scope of the validations and follow-ups performed on the model, as well as the governance bodies in which decisions on the model have to be taken.

Materiality is one of the basic data for the proper management of model risk and one of the attributes contained in the inventory.

Independent validation

In addition to being a regulatory requirement in certain cases, the independent validation of models is a fundamental cornerstone for the proper management and control of model risk at the Bank.

Therefore, as mentioned earlier, the Bank has a specialist unit, fully independent of the developers and users, which issues a technical opinion on the suitability of the internal models for the intended purposes and concludes on their robustness, usefulness and effectiveness.

Internal validation currently covers all models used in the risk function, i.e., credit, market, structural and operational risk models, as well as capital models, allowance models and stress test models.

The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that underpin the effective operation of the models. In general, it includes all the relevant aspects of model management: controls, reporting, uses, involvement of management, etc.

After each model has been reviewed, the opinion issued is translated into a rating which, on a scale of one to five, summarizes the model risk perceived by the internal validation team.

It should be noted that the Bank's internal validation environment is fully consistent with the criteria for internal validation of advanced approaches issued by the supervisory authorities to which the Bank |is subject. Accordingly, the Bank maintains a segregation of functions between the business units that develop and use models (first line of defense), the internal validation units (second line of defense) and internal audit (third line), which, in its role as the last layer of control, is responsible for reviewing the efficiency of the function, compliance with internal and external policies and procedures and for giving its opinion on the degree of effective independence.

Approval

Before it is implemented -and, therefore, used- each model must be submitted for approval by the body corresponding to it on the basis of its materiality.

Implementation

This is the phase in which the developed model is implemented in the system through which it is intended to be used. As mentioned above, the implementation phase is another possible source of model risk and, therefore, it is absolutely essential that the technical teams and model owners conduct tests to certify that the model has been implemented as defined in the relevant methodology.

Monitoring

A model is designed and constructed using certain information and in specific circumstances which may change in the course of time. Consequently, models must be reviewed periodically in order to ensure that they continue to function correctly and, if this is not the case, they are adapted or redesigned.

The frequency and thoroughness with which a model is monitored is established on the basis of that model's materiality.

Governance

According to the model risk control framework, the models area is the body responsible for authorizing the use of models in management. Each business unit has a models area that is responsible for deciding on the approval of the use of models once the consent of the corporate models area has been obtained.

Pursuant to current Bank’s policy, all models submitted to a models area must be accompanied by an internal validation report.

11. Strategic risk

Strategic risk is one of the risks considered by the Bank to be transversal. This model includes the definition of strategic risk, the functional and governance-related matters and a description of the main processes associated with the management and control of this risk.

Strategic risk is the risk associated with strategic decisions and with changes in an entity's general conditions that have a significant impact on its business model and its medium- and long-term strategy.

An entity's business model is a key element around which strategic risk revolves. It must be viable and sustainable, i.e., capable of generating acceptable results each year and for at least three years into the future.

Three categories or subtypes of strategic risk can be distinguished:

•	Business model risk: the risk associated with an entity's business model. This includes, inter alia, the risk that the business model may become outdated or irrelevant and/or may no longer have the value to generate the desired results. This risk is caused both by external factors (macroeconomic, regulatory, social and political matters, changes in the banking industry, etc.) and by internal factors (strength and stability of the consolidated income statement, distribution model/channels, income and cost structure, operational efficiency, suitability of human resources and systems, etc.).

•	Strategy design risk: the risk associated with the strategy reflected in the entity's five-year strategic plan. More specifically, it includes the risk that this plan may prove to be inadequate in terms of its nature or due to the assumptions considered, leading to unexpected results. Another factor that should be borne in mind is the opportunity cost of designing another more effective strategy or even that arising from a lack of action if no such strategy is designed.

•	Strategy execution risk: the risk associated with the implementation processes of three- and five-year strategic plans. Due to the medium- and long-term nature of such plans, their execution often entails risk, as a result of its complexity and the numerous variables involved. Other sources of risk to be considered are inadequate resources, change management and, lastly, the inability to respond to changes in the business environment.

In addition, for the purpose of managing and controlling strategic risk, the transversal risks associated with corporate development transactions must be taken into consideration, since they can represent a significant source of risk for the business model. These transactions are understood to be: those resulting in a change in an entity's scope and activity, acquisitions or transfers of significant ownership interests or assets, joint ventures, strategic alliances, shareholders’ agreements and capital transactions.

Lastly, other types of risk must be taken into account the origin of which may be other than strategic in nature (credit, market, operational and compliance risks, etc.). These risks may have a significant impact on an entity's financial health and also affect its strategy and business model; therefore, they must be identified, assessed, managed and controlled.

Thus, top risks are those risks with a material impact on an entity's earnings, liquidity or capital or risks that may have undesired concentrations. These risks can reduce the entity's distance to default.

In addition, emerging and evolving risks are those risks that had not appeared before or which have taken on a different form. Although these risks often involve a high level of uncertainty and are very difficult to quantify, their impact could be significant over a medium to long term time horizon.

12. Capital risk

The Bank defines capital risk as the risk that the Bank may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

•	To meet the internal capital and capital adequacy targets.

•	To meet the regulatory requirements.

•	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.).

•	To support the growth of the businesses and any strategic opportunities that may arise.

The Bank has a capital adequacy position that surpasses the levels required by regulations.

12.1 Compliance with the regulatory framework

The Basel III regulatory framework implemented in Mexico since January 2013 establishes minimum capital levels in a very significant manner, both quantitatively (increased minimum requirements for Core Capital and Tier 1 Basic Capital, plus higher deductions from capital base) and from a qualitative point of view (higher quality of required capital). The Basel III measures implemented in January 2013 on capital management had no significant effect on the capital index of the Bank due to its strong capital structure.

From the capital standpoint, Basel III redefines what is considered to be available capital at financial institutions (including new deductions and raising the requirements for eligible equity instruments), increases the minimum capital requirements, requires financial institutions to operate permanently with capital buffers, and adds new requirements in relation to the risks considered.

The Bank currently has robust capital ratios, in keeping with its business model and risk profile, which, coupled with its substantial capacity to generate capital organically and the gradual implementation timetable envisaged for the new requirements in the legislation, place it in a position to comply with Basel III.

Model roll-out

With regard to credit risk, since December 2013, the Bank began calculating the capital requirement using a basic approach of internal rating model for loan portfolios authorized by the CNBV: global corporate banking, financial Institutions (banks) and other individualized customers.

For market risk, the calculation of the capital requirement is made under the standard method according to the provisions established by CNBV.

With regard to operational risk, the CNBV considers the application of the Basic Indicator method for calculating the capital requirement for this type of risk. As a result of regulatory changes published in October 2015 by the CNBV, it is allowed the application of the Standard method, the Alternative Standard method or the Advanced method for calculating the capital requirement for operational risk (CNBV approval is required). As of December 31, 2015, the Bank applied the Basic Indicator method.

Disclosure rules (Pillar III) are determined by the CNBV and are mandatory for all financial institutions, with the principles of this Pillar III met, by: a) disclosing information to allow market participants to assess key information relating to capital, risk exposures and capital adequacy of financial institutions, b) informing the market in time and reliably regarding the level of capitalization of financial institutions and c) the existence of a coherent scheme and comprehensible disclosure that facilitates making comparisons.

Parallel to the implementation of the advanced approaches that the CNBV allows, the Bank is undertaking a process of continuous training on Basel rules at all levels of the organization, covering in particular the areas most involved in the changes resulting from the adoption of new international capital standards.

12.2 Capital planning and stress tests

Capital stress tests have gained particular significance as a tool for the dynamic evaluation of banks' risk exposure and capital adequacy. A forward-looking assessment model is becoming a key component of capital adequacy analysis.

This forward-looking assessment is based on both macroeconomic and idiosyncratic scenarios that are highly improbable but nevertheless plausible. To conduct the assessment, it is necessary to have robust planning models capable of transferring the effects defined in the projected scenarios to the various elements that have a bearing on the adequacy of a bank's capital.

The ultimate goal of capital stress tests is to perform a complete evaluation of banks' risk exposure and capital adequacy in order to determine any possible capital requirements that would arise if banks failed to meet the regulatory or internal capital targets set.

During 2013, the Mexican Central Bank performed stress tests to assess the Mexican financial system’ resilience to exogenous shocks in risk factors. A high number of simulation scenarios with varying levels of severity –representing extreme, albeit plausible situations− made it possible to assess the level of the system’s overall exposure, as well as that of brokerage firms and banks. Results show that banks and brokerage firms would maintain reasonable solvency levels. Nevertheless, market stress tests showed that, in extreme albeit plausible scenarios, some financial institutions could suffer significant losses. Last, in credit stress tests, a number of banks displayed capital adequacy ratios below the minimum level of 10.5 percent in both years.

The Bank underwent the aforementioned regulatory stress tests in which it proved its strength and solvency in adverse and severe macroeconomic scenarios. All the stress tests evidenced that, thanks mainly to the Bank's business model, the Bank will continue to generate profit for its shareholders and to comply with the most stringent regulatory requirements.

New 2014 financial reform

Since the new 2014 financial reform, the CNBV will require two stress test exercises:

1) Regulatory scenarios

The new financial reform in Mexico empowers the CNBV to establish general provisions under which the banks assess, at least once a year, if the capital that have be sufficient to cover possible losses arising from the risks they may incur, including those in which prevailing adverse economic conditions.

The CNBV establishes at least two regulatory scenarios: a base in which to evaluate the performance of banks under the expected macroeconomic assumptions, considering the projections of the Central Bank, the Secretariat of Finance and Public Credit (SHCP) and the consensus of experts (Private Initiative), and other adverse to consider a set of unfavorable macroeconomic projections and risk variables to assess their strength in an adverse and possible scenario.

The banks will consider, for each regulatory scenario, assumptions about macroeconomic variables and other risk variables such as expected loss for the portfolio of loans, capital charges for market positions and funding rates that the CNBV provides them, which should be considered in the estimates of the financial statements.

Some of macroeconomic variables that the CNBV can provide are: 28-day TIIE; benchmark interest rates in US dollars; inflation rates; exchange rates for foreign currency transactions; unemployment rates; real changes of GDP; changes in the IPC and non-oil exports.

The banks will also present sensitivity exercises considering the assumptions provided by the CNBV, among others, which may be: the breakdown of the 10 counterparty or group of counterparties that represent larger common risk and its effect on the capitalization ratio; and the withdrawal of funds in less than 30 days by the 10 largest depositors of banks and their effect on liquid assets.

The CNBV establishes that if as a result of the assessment of capital adequacy under regulatory scenarios, the capitalization ratio is not sufficient for the bank to be classified as Category I, it shall submit a preventive action plan, which must be approved by the CNBV.

These regulatory exercises, beyond those already made in 2013 and 2014, are officially required from January 2015.

2) Self-assessment of capital adequacy

In addition to the regulatory scenarios and in order that banks have, at all times, an adequate level of capital relative to their risk profile, banks must make at least once a year, an assessment of capital adequacy to determine if the net capital is sufficient to cover any losses they may face in different scenarios, including those in which prevailing adverse economic conditions exist.

The assessment of capital adequacy must include an estimate of capital that reflects the current and future level of the bank, which would be associated with its risk profile. If as a result of the assessment of capital adequacy the bank identifies missing capital, the bank must have a capitalization plan in order to cover that missing capital. If CNBV considers that missing capital determined by the bank is not sufficient it may require maintaining a higher level of capital requirements.

Since June 2016, banks must submit to CNBV an annual report on the results of the assessment of capital adequacy, which must be signed by the Chief Executive Officer.

12.3 Economic capital

Economic capital is the capital required, based on an internally developed model, to support all the risks of the business activity with a given solvency level. In the case of the Bank, the solvency level is determined by the A long-term target rating, which results in the application of a 99.95% confidence level for the purpose of calculating the required capital.

The Bank's economic capital model includes in its measurement all the significant risks incurred by it in its operations. Accordingly, it considers risks such as concentration risk, structural interest rate risk, business risk, pension risk and other risks outside the scope of regulatory Pillar 1 capital requirements.

Economic capital is a fundamental tool for the internal management and implementation of the Bank’s strategy from the viewpoint of both the assessment of capital adequacy and management of portfolio and business risk.

With regard to capital adequacy, in the context of Pillar II of the Basel Capital Accord, the Bank conducts the internal capital adequacy assessment process (ICAAP) using its economic capital model. To this end, it plans the evolution of the business and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Bank ensures that it will continue to meet its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital-based metrics make it possible to assess risk-return targets, price transactions on a risk basis and gauge the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

Since it is a uniform risk measure, economic capital makes it possible to explain the distribution of risk across the Bank, placing different activities and types of risk in a comparable metric.

RORAC and value creation.

The Bank uses RORAC methodology in its risk management, with the following objectives:

•	Calculation of economic capital requirements and of the return thereon for the Bank’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of economic capital.

•	Budgeting of capital requirements and RORACs of the Bank’s business units and inclusion thereof in their compensation plans.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

The RORAC methodology facilitates the comparison, on a like-for-like basis, of the performance of transactions, customers, portfolios and businesses, and identifies those which achieve a risk-adjusted return higher than the Bank’s cost of capital, thus aligning risk management and business management with the aim of maximizing value creation, which is the ultimate objective of Bank management.

The Bank periodically assesses the level and evolution of the value creation (VC) and return on risk-adjusted capital (RORAC) of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula:

VC = Profit - (average EC x cost of capital)

The profit used is obtained by making the required adjustments to accounting profit in order to reflect only the recurring profit obtained by each unit from its business activity.

If a transaction or portfolio yields a positive return, it will be contributing to the Bank’s profit, although it will only create shareholder value when this return exceeds the cost of capital.

In 2015 value creation was 7,447 million pesos compared to a value creation of 6,188 in 2014. The Bank’s results and, therefore, the RORAC and value creation figures were shaped by the weakness of the economic cycle of Mexico.

48. Transition to International Financial Reporting Standards

The Bank prepared its opening balance sheet at January 1, 2014, by applying the accounting policies and rules and the measurement bases described in Note 2, with certain optional and mandatory exemptions established in IFRS 1. Such exemptions have been applied as of January 1, 2010, the date of the of the Parent’s transition to IFRS. The Bank has applied the following exemptions:

•	IFRS 1 includes an optional exemption allowing first-time adopters to use the Mexican Banking GAAP balances as a surrogate, or “deemed cost”, for property, plant and equipment as of January 1, 2010. Under Mexican Banking GAAP, property, plant and equipment is stated at historical cost adjusted for the effects of inflation through December 31, 2007, which is broadly comparable to depreciated cost in accordance with IFRS adjusted for inflation. The effects of recognizing the deemed cost of tangible assets as of the Parent’s transition date results in higher net carrying amounts for such items reported in the consolidated balance sheets and higher related depreciation expense reported in the statements of income as compared to what such amounts would have been if the historical cost model under IFRS had been applied on a retrospective basis. The recognition of tangible assets at deemed cost does not impact cash flows.

•	The Bank elected to recognize all cumulative actuarial gains and losses arising from pension and post-employment benefits at the Parent’s transition date to IFRS. As indicated in the reconciliations of consolidated equity and comprehensive income below, the application of this exemption resulted in a higher reported pension liabilities and a reduction to our net comprehensive income. The elimination of comprehensive income does not impact cash flows.

The Bank was also subject to mandatory exemptions to IFRS 1, which prohibit the retrospective application of certain aspects of the following:

•	Accounting estimates

•	Hedge accounting

•	Derecognition of financial assets

•	Non-controlling interest

Compliance with these mandatory exemptions did not have a material effect on the Bank’s consolidated financial statements.

Reconciliation of consolidated equity reported under Mexican Banking GAAP to IFRS

	Explanation	As of January 1, 2014	As of December 31, 2014
Consolidated equity under Mexican Banking GAAP		92,940	103,601

Impairment losses	a)	2,498	1,801
Provision for off-balance sheet risk	a)	(1,524)	(1,359)
Fair value measurements	b)	(296)	(410)
Reserve for investment in Federal Treasury Securities	c)	373	373
Equity method accounting	d)	(67)	(75)
Pension and post-employment benefits	e)	(2,034)	(2,299)
Recognition of deferred tax on impairment losses	f)	(292)	(132)
Impairment losses from non-current assets held for sale	g)	653	461
Deferred Employee Profit Sharing	f)	(3,246)	(3,157)
Consolidation of special purpose entity	h)	124	127
Recognition of the fair value of loan portfolio acquired	i)	(955)	(732)
Other adjustments		(53)	(55)
Deferred taxes on IFRS adjustments	f)	2,604	2,352
Subtotal – Equity adjustments		(2,215)	(3,105)

Consolidated equity under IFRS		90,725	100,496

Reconciliation of consolidated comprehensive income reported under Mexican Banking GAAP to IFRS

	Explanation	Year ended December 31, 2014
Net consolidated comprehensive income under Mexican Banking GAAP		14,134

Adjustments to net profit:
Impairment losses	a)	(760)
Provision for off-balance sheet risk	a)	165
Fair value measurements	b)	(114)
Equity method accounting	d)	(9)
Pension and post-employment benefits	e)	92
Recognition of deferred tax on impairment losses	f)	118
Impairment losses from non-current assets held for sale	g)	(191)
Deferred Employee Profit Sharing	f)	38
Consolidation of special purpose entity	h)	3
Recognition of the fair value of loan portfolio acquired	i)	223
Other adjustments		53
Deferred taxes on IFRS adjustments	f)	(312)
Subtotal – Net profit adjustments		(694)
Adjustments to other comprehensive income:	e), j)	(179)
Net consolidated comprehensive income under IFRS		13,261

Reconciliation of consolidated statement of cash flow for the year ended December 31, 2014

	Mexican Banking GAAP Balances	Adjustments (1)	IFRS Balances

Cash flows from operating activities	14,519	(6,573)	7,946
Cash flows from investing activities	(2,430)	(69)	(2,499)
Cash flows from financing activities	(3,453)	(20)	(3,473)
Net increase in cash and cash equivalents	8,636	(6,662)	1,974
Effect of foreign exchange rate changes on foreign currency cash deposits	2,908	(2,740)	168
Cash and cash equivalents at beginning of year	89,654	(39,973)	49,681
Cash and cash equivalents at end of year	101,198	(49,375)	51,823

(1)	Requirements regarding the presentation of the statement of cash flows under Mexican Baking GAAP differ in certain respects from those set forth by IFRS. Cash and cash equivalents reported Under Mexican Banking GAAP includes Mexican and foreign accounts with Mexican and foreign credit institutions of 37,319 million pesos and a part of Derivatives of 12,056 million pesos at December 31, 2014 which are mainly classified as Loans and receivables - Loans and advances to credit institutions under IFRS.

The principal reconciling items between Mexican Banking GAAP operating, investing and financing cash flows and the corresponding amounts under IFRS are as follows:

o	Operating cash flows for IFRS purposes include cash outflows of 9,368 million pesos for originations of loans and receivables - Loans and advances to credit institutions relating to Mexican and foreign time deposits, a part of Derivatives and 2,740 million pesos relating to the effect of foreign exchange rate changes on foreign currency cash deposits, which are included in cash and cash equivalents for Mexican Banking GAAP purposes.

o	Investing cash flows for Mexican Banking GAAP purposes includes cash dividends received of 70 million pesos, which amount is classified as operating cash flows for IFRS purposes.

o	Financing cash flows for Mexican Banking GAAP include cash inflows related to loan recoveries, which are registered within retained earnings and for IFRS purposes such loan recoveries are registered within profit and loss.

A description of the main accounting effects of adoption are presented below:

a)	Impairment losses and provision for off-balance sheet risk

For the purpose of IFRS, the Bank has established a methodology for calculating impairment losses and the provision for off-balance sheet risk. This methodology is disclosed in Note 2. Under IFRS, the Bank estimates the impairment of loans and receivables and off-balance sheet risk provision using an incurred loss model, which is based on the Bank’s historical experience of impairment and other circumstances known at the time of assessment. Such IFRS criteria differ from the related criteria for Mexican Banking GAAP under which impairment losses and provisions for off-balance sheet risk are determined using prescribed formulas that are based primarily on an expected losses model. The expected loss model formulas are developed by the Commission using losses information compiled from the Mexican lending market as a whole, which may differ significantly from the Bank’s credit loss experience.

As of January 1, 2014 and December 31, 2014, the combined reserves for impairment losses and the provision for off-balance sheet risk under IFRS resulted in net decreases to equity as compared to the corresponding amounts recorded under Mexican Banking GAAP. The amounts of the estimated losses are as follows:

Millions of pesos	IFRS			Mexican Banking GAAP	Difference
	Allowance for impairment losses	Off-balance sheet risk	Total	Allowance for impairment losses (*)
January 1, 2014	13,764	1,524	15,288	16,262	(974)
December 31, 2014	15,198	1,359	16,557	16,999	(442)

(*) Includes allowance for loan losses of 15 and 17, as of January 1, 2014 and December 31, 2014, respectively, which are recorded within Other receivables (net) under Mexican Banking GAAP.

The reconciling item for the allowance for impairment losses appears as a decrease to equity because the Bank is required to group both the reserve for impairment losses and the provision for off-balance sheet risk as a contra asset to loans and receivables under Mexican Banking GAAP, whereas such amounts are separated into contra-assets and liability provisions under IFRS.

b)	Fair value measurements

For Mexican Banking GAAP, the fair value measurement of OTC derivatives does not consider the counterparty credit risk or the Group’s own credit risk. For IFRS purposes, the counterparty credit risk and the Group’s own credit risk is factored into the fair value measurements of OTC derivatives.

Due to the lack of trading volume for certain financial instruments, the quoted market prices of such instruments may not deemed to be sufficiently current for purposes of measuring fair value under IFRS. The adjustments were applicable to 28-day Interbank Interest Rate (TIIE28) future contacts traded in the Mexican Derivatives Exchange (MexDer).

In cases where market price information is unavailable due to the lack of trading volume, MexDer calculates a theoretical price. The methodology considers that the future rate is equal to the forward rate.

Fair value adjustments were made for TIIE future contacts assuming a Hull and White evolution for the short rate and incorporating a convexity adjustment to the forward rate estimation made with the TIIE28 swaps market curve. We assumed a mean reversion parameter of 2% and calibrated volatility in order to estimate the market value of TIIE 28 caps and floors with Hull and White model.

The Mexican Banking GAAP fair values of these financial instruments are the unadjusted quoted market prices (MexDer prices). As of December 31, 2014, the adjustment represents a change of 3.5% of the market value of the Bank’s position in TIIE28 future contracts under Mexican Banking GAAP.

The effects of fair value adjustments are as follows:

	(Decrease) to Mexican Banking GAAP equity		Increase (Decrease) to Consolidated equity under IFRS
	January 1, 2014	December 31, 2014	Year ended December 31, 2014

OTC Derivatives	(92)	(48)	44
Mexder and Theoretical Prices	(204)	(362)	(158)
	(296)	(410)	(114)

c)	Reserve for investment in Federal Treasury Securities

Under Mexican Banking GAAP, the Bank approved the creation of a reserve for the possible future decrease in value of Special Long-Term Federal Treasury Securities (Special CETES). The reserve was expressly permitted by the Commission for Mexican Banking GAAP purposes. The provisions do not meet the recognition criteria under IFRS and, as a result, were reversed from the opening balance sheet and all related earnings effects were similarly eliminated from the consolidated income statement under IFRS.

d)	Equity method accounting

For Mexican Banking GAAP purposes, certain investments are accounted for using the equity method of accounting that would otherwise not be considered as such under IFRS. Differences arise regarding the shareholding percentages that are indicative of significant influence over these investments. Under Mexican Banking GAAP, the investor is generally deemed to wield significant influence with a 10% shareholding in the investee, whereas under IFRS, the investor is generally presumed to wield significant influence over unconsolidated investees with 20% or more voting power. Equity method investments recognized in the Mexican Banking GAAP financial statements that do not meet the significant influence threshold in accordance with IFRS criteria are accounted for as available-for-sale securities under IFRS.

e)	Pension and post-employment benefits

Adjustments were made to recognize the effects of the first-time adoption exemption taken in which all unrecognized actuarial gains and losses related to pension and post-employment benefits were recognized on January 1, 2010. In addition, Mexican Banking GAAP prescribes the “corridor” approach in order to amortize actuarial gains and losses during the remaining life of the pension plan, while IFRS require the recognition of actuarial gains and losses immediately through consolidated other comprehensive income. For Mexican Banking GAAP purposes the net pension liability represents the present value of the defined benefit obligation, plus (minus) the unrecognized actuarial gains or losses of the pension plan, while IFRS requires that the net pension liability reflects the full value of the underfunded status of the pension plan.

f)	Deferred taxes

For Mexican Banking GAAP purposes, the Bank records a reserve against deferred tax assets related primarily to the effect of tax benefits offered by loan loss reserves that are not expected to be realized within a short-term period based on the projections of the Bank that amounted to $986 and $674 as of January 1, 2014 and December 31, 2014, respectively. Such valuation reserves have been accepted by the Commission. For IFRS purposes, the Bank has recognized deferred tax assets for all tax benefits that management believes are probable of realization.

IFRS tax balances also include the deferred tax effects of adjustments described in this Note.

g)	Impairment losses from non-current assets held for sale

Under Mexican Banking GAAP, impairment losses from non-current assets held for sale are determined based on formulas prescribed by the CNBV. For IFRS purposes, the Bank determines an estimation based on non-current assets held for sale past history and other quantitative factors.

h)	Consolidation of special purpose entities

Mexican Banking GAAP does not require the consolidation of those special purpose entities created before January 1, 2009 over which control is exercised.

i)	Recognition of the fair value of loan portfolio acquired

For IFRS purposes the loan portfolio acquired as part of the acquisition of ING mortgage business in Mexico is initially recognized at fair value. For Mexican GAAP the aforementioned loan portfolio was initially recorded at amortized cost with a corresponding loss allowance.

j)	Deferred employee profit sharing

Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities.

49. Consolidated Subsidiaries

a)	Composition of the Bank

The subsidiaries of the Bank, all of which have been included in the consolidated financial statements at 31 December 2014, are as follows:

Name of subsidiary	Principal activity	Proportion of ownership interest held by the Bank	Proportion of voting power held by the Bank
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Credit card loans	99.99%	100%
Santander Hipotecario, S.A. de C.V., SOFOM, E.R.	Mortgage loans	87.87%	100%
Santander Vivienda, S.A. de C.V., SOFOM, E.R.	Mortgage loans	99.99%	100%
Centro de Capacitación Santander, A.C. (formerly Instituto Santander Serfin, A.C.)	Not-for-profit (Educational institute)	100%	100%
Santander Holding Vivienda, S.A. de C.V.	Intermediate holding	100%	100%
Banco Santander, S.A. Fideicomiso 100740	Settlement trust	100%	100%
Fideicomiso GFSSLPT, Banco Santander, S.A.	Settlement trust	92.75%	100%
Santander Servicios Corporativos, S.A. de C.V.	Services	99.96%	100%
Santander Servicios Especializados, S.A. de C.V.	Services	99.99%	100%

The subsidiaries of the Bank, all of which have been included in the consolidated financial statements at 31 December 2015, are as follows:

Name of subsidiary	Principal activity	Proportion of ownership interest held by the Bank	Proportion of voting power held by the Bank
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Credit card loans	99.99%	100%
Santander Hipotecario, S.A. de C.V., SOFOM, E.R.	Mortgage loans	89.95%	100%
Santander Vivienda, S.A. de C.V., SOFOM, E.R.	Mortgage loans	99.99%	100%
Centro de Capacitación Santander, A.C. (formerly Instituto Santander Serfin, A.C.)	Not-for-profit (Educational institute)	100%	100%
Santander Holding Vivienda, S.A. de C.V.	Intermediate holding	100%	100%
Banco Santander, S.A. Fideicomiso 100740	Settlement trust	100%	100%
Fideicomiso GFSSLPT, Banco Santander, S.A.	Settlement trust	79.83%	100%
Santander Servicios Corporativos, S.A. de C.V.	Services	99.99%	100%
Santander Servicios Especializados, S.A. de C.V.	Services	99.99%	100%

The total non-controlling interest as of December 31, 2014 and 2015 is 1 million pesos and 13 million pesos respectively, which is attributed primarily to Fideicomiso GFSSLPT, Banco Santander (México), S.A.

Information in respect to non-controlling interest is presented in Note 27.

b)	Significant restrictions

The Bank has the following significant restrictions on its ability to access or use the assets and settle the liabilities of the Bank as of December 31, 2015:

•	Compulsory deposit with the Central Bank

Compulsory deposit relates to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received by third parties. The amount of this compulsory deposit is 35,872 million pesos (see Note 7).

•	Repurchase agreements

22,831 million pesos of Mexican government securities (M Bonds, BPATs, UMS and other debt securities) have been pledged in connection with repurchase agreements operations (see Note 9).

•	Securities loans

22,831 million pesos of Mexican government securities (CETES and UDIBONDS) have been pledged in connection with securities loans transactions (see Note 9).

492 million pesos of Equity Instruments have been delivered in connection with securities loans transactions in which the lender is Bank (see Note 10).

•	Collaterals in derivatives transactions traded in organized markets

52 million pesos equity instruments classified as held for trading have been pledged in connection with derivatives traded in organized markets (see Note 32).

311 million pesos of loans and advances to credit institutions have been pledged in connection with derivatives transactions in organized markets (see Note 8).

1,609 million pesos of loans and advances to customers have been pledged in connection with derivatives traded in organized markets (see Note 12).

29 million pesos of customer deposits have been received in connection with derivatives transactions traded in organized markets (see Note 20).

•	Collaterals in OTC derivatives transactions

30,223 million pesos of loans and advances to credit institutions have been pledged in connection with OTC derivatives transactions (see Note 8).

770 million pesos of debt instruments classified as held for trading have been pledged in connection with OTC derivatives transactions (see Note 9).

14,275 million pesos of customer deposits have been received in connection with OTC derivatives transactions (see Note 32).

•	Earnings distribution

The Bank has restrictions on earnings distribution related to the legal reserve of 10,008 million pesos that include 8,086 million pesos in legal reserve of the Bank on an individual basis (see Notes 29 and 44). In addition, the Bank is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

•	Loans to other entities within the Bank

The Bank granted a loan to Santander Consumo, S.A. de C.V., Santander Hipotecario, S.A. de C.V. and to Santander Vivienda, S.A. de C.V. for 33,689 million pesos, 27,263 million pesos and 2,234 million pesos, respectively, which were eliminated from the consolidated balance sheet for consolidation purposes.

c)	Financial support

The Bank did not give any financial support to a consolidated structured entity during 2014 and 2015.